As filed with the U.S. Securities and Exchange Commission on April 18, 2023

Registration No. 333-269751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

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Spree Acquisition Corp. 1 Limited
(Exact name of registrant as specified in its charter)

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Cayman Islands*	6770	N/A
(State or other Jurisdiction of Incorporation Or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1922 Wildwood Place NE
Atlanta, GA 30324
Tel.: +972-50-731-0810
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Telephone: (302) 738-6680
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

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Copies to:

Mark Selinger, Esq. Gary Emmanuel, Esq. Grant J. Levine, Esq. Greenberg Traurig, LLP One Vanderbilt Avenue New York, NY 10017 Tel: (212) 801-9200	J. David Chertok, Adv. Jonathan M. Nathan, Adv. Matthew Rudolph, Adv. Meitar Law Offices 16 Abba Hillel Road Ramat Gan, Israel 5251608 Tel: +972-3-610-3100	Jack A. Bowling, Esq. Stephen M. Quinlivan, Esq. B. Scott Gootee, Esq. Stinson LLP 1201 Walnut Street, Suite 2900 Kansas City, Missouri 64106 Tel: (816) 842-8600

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Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective and on completion of the Business Combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e - 4(i) (Cross - Border Issuer Tender Offer)	☐
Exchange Act Rule 14d - l(d) (Cross - Border Third - Party Tender Offer)	☐

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*           Immediately prior to the consummation of the Business Combination described in the proxy statement/prospectus forming part of this registration statement, Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (“Spree”), intends to effect a deregistration under the Cayman Islands Companies Act (2021 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which Spree’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “WHC Worldwide, Inc.” upon the consummation of the Domestication. As used herein, “New WHC” refers to Spree after giving effect to the Domestication.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 18, 2023

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
SPREE ACQUISITION CORP. 1 LIMITED

PROSPECTUS FOR 25,945,715 SHARES OF CLASS A COMMON STOCK,
10,472,857 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK AND
10,472,857 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS OF
SPREE ACQUISITION CORP. 1 LIMITED
(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE, WHICH WILL BE RENAMED WHC WORLDWIDE, INC. IN CONNECTION WITH THE DOMESTICATION DESCRIBED HEREIN)

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The board of directors of Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (“Spree”), has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Business Combination Agreement, dated October 29, 2022 as amended by Amendment No. 1 to the Business Combination Agreement (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and between Spree and WHC Worldwide, LLC, a Missouri limited liability company (“WHC”), copies of which are attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, respectively, including the deregistration of Spree under Part XII of the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law (the “DGCL”), pursuant to which Spree’s jurisdiction of organization will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). As described in this proxy statement/prospectus, Spree’s shareholders are being asked to consider a vote upon each of the Domestication and the Business Combination, among other items. As used in this proxy statement/prospectus, “New WHC” refers to Spree after giving effect to the consummation of the Domestication. The requisite approval of the existing WHC members has already been obtained by the delivery of a written consent of certain WHC members.

Following the Business Combination, the combined company will be organized in an umbrella partnership corporation (or Up-C) structure, in which substantially all the assets and business of New WHC will be held by WHC and will operate through WHC and its subsidiaries, and New WHC will be a publicly listed holding company that will hold equity interests in WHC.

Assuming that no Spree public shareholders exercise their redemption rights with respect to the public shares, the ownership of the combined company after the Business Combination is expected to be as follows: current members of WHC, 39.9%; Spree public shareholders, 46.3%; and Spree Operandi, LP, and its wholly-owned U.S. subsidiary, Spree Operandi U.S. LP, as Spree’s Sponsor, 13.8%. Assuming that the Spree public shareholders exercise their redemption rights with respect to all of the public shares that may be redeemed while still enabling the minimum cash condition under the Business Combination Agreement to be met, the ownership of the combined company after the Business Combination is expected to be as follows: current members of WHC, 56.8%; Spree public shareholders, 23.1%; and Spree Operandi, LP, and its wholly-owned U.S. subsidiary, Spree Operandi U.S. LP, as Spree’s Sponsor, 20.1%. As described in this proxy statement/prospectus, Spree’s shareholders are being asked to consider and vote upon the Business Combination, the Domestication and the other proposals set forth herein.

This prospectus covers (i) 25,945,715 shares of New WHC Class A Common Stock, (ii) 10,472,857 New WHC Warrants to purchase shares of New WHC Class A Common Stock and (iii) 10,472,857 shares of New WHC Class A Common Stock underlying the New WHC Warrants, in each case issuable to the existing shareholders of Spree in connection with the Business Combination. This prospectus does not cover any shares that may be issued to holders of units of WHC in connection with the Business Combination.

Spree’s public shares and public warrants are currently listed on the NYSE under the symbols “SHAP” and “SHAP/W,” respectively. Spree intends to apply for listing, to be effective at the time of the Business Combination, of New WHC Class A Common Stock and New WHC Warrants on NYSE under the proposed symbols “ZTRP” and “ZTRP/W,” respectively. It is a condition of the consummation of the Business Combination that Spree receive confirmation from NYSE that New WHC has been conditionally approved for listing on NYSE. Spree believes that New WHC will satisfy all criteria for initial listing upon completion of the Business Combination.

This proxy statement/prospectus provides shareholders of Spree with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of Spree. We encourage you to read the entire proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 30 of the proxy statement/prospectus.

NONE OF THE SECURITIES AND EXCHANGE COMMISSION, THE ISRAEL SECURITIES AUTHORITY, OR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated            , 2023, and is first being mailed to Spree’s shareholders on or about            , 2023.

SPREE ACQUISITION CORP. 1 LIMITED
1922 Wildwood Place NE
Atlanta, GA 30324

Dear Spree Acquisition Corp. 1 Limited Shareholders:

You are cordially invited to attend an extraordinary general meeting (the “extraordinary general meeting”) of Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (“Spree”), will be held at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608, and via live webcast, accessible at https://www.cstproxy.com/spreeac/_______, at             a.m., Eastern Time, on             , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

At the extraordinary general meeting, Spree shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal” to approve and adopt the Business Combination Agreement, dated as of October 29, 2022, as amended by Amendment No. 1 to the Business Combination Agreement, dated as of January 25, 2023 (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Spree and WHC Worldwide, LLC, a Missouri limited liability company (“WHC”), copies of which are attached to the accompanying proxy statement/prospectus as Annex A-1, and Annex A-2, respectively, and the transactions contemplated thereby (as further described in the accompanying proxy statement/prospectus, collectively, the “Business Combination”).

As further described in the accompanying proxy statement/prospectus, the following transactions will occur pursuant to the Business Combination Agreement:

(a)     On the Closing Date, (A) Spree will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which Spree will change its name to “WHC Worldwide, Inc.” (for further details, see the section entitled “Proposal No. 2-The Domestication Proposal”), (B) each outstanding Class A ordinary share, par value $0.0001 per share of Spree (the “Class A ordinary shares”) and each outstanding Class B ordinary share, par value $0.0001 per share of Spree (the “Class B ordinary shares”) will become one share of Class A common stock, par value $0.0001 per share of New WHC (the “New WHC Class A Common Stock”), (C) each outstanding whole public warrant (as defined in the accompanying proxy statement/prospectus) to purchase one Class A ordinary share will represent the right to purchase one share of New WHC Class A Common Stock at an exercise price of $11.50 per share (each a “New WHC Warrant”) on the terms and subject to the conditions set forth in the Warrant Agreement governing the public warrants and (D) the governing documents of Spree will be amended and restated in connection with the Domestication.

(b)    (A) WHC will cause its existing limited liability company agreement to be amended and restated, (B) WHC will cause all of its limited liability company interests that are outstanding immediately prior to the Closing (as defined in the accompanying proxy statement/prospectus) to be re-classified into a number of Class B common units (“WHC Class B Common Units”) based on a pre-transaction equity value for WHC of $251 million, (C) New WHC will contribute cash to WHC in an amount equal to the Closing Date Contribution Amount (as defined in the accompanying proxy statement/prospectus) in exchange for a number of Class A common units of WHC (“WHC Class A Common Units”) (as determined pursuant to the Business Combination Agreement), and (D) New WHC will issue to WHC, and WHC will in turn (immediately following the date of the Closing) distribute to its preexisting members a number of shares of Class X common stock, par value $0.0001 per share, of New WHC (“New WHC Class X Common Stock”) (which will not have any economic rights but will initially entitle the holder thereof to five votes per share, and, following the 18-month anniversary of the Closing Date, one vote per share), equal to the number of WHC units held by them.

(c)     Concurrent with the execution of the Business Combination Agreement, the TRA Party Representative (as defined in the Tax Receivable Agreement referenced hereafter) entered into a tax receivable agreement (the “Tax Receivable Agreement”) with the persons from time to time that become a party thereto (such persons, collectively, the “TRA Participants”) under which New WHC will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New WHC actually realizes (computed using certain simplifying assumptions) as a result of the increases in tax basis related to any exchanges of WHC Class B Common Units (together with New WHC Class X Common Stock) for New WHC Class A Common Stock.

(d)    Prior to the Closing, both Spree and WHC will use reasonable best efforts to enter into subscription agreements or security purchase agreements, in a form or forms to be mutually agreed upon by Spree and WHC, pursuant to which investors (“PIPE Investors”) will agree to subscribe for and purchase on a date no later than the Closing Date, shares of New WHC Class A Common Stock at a price of $10.00 per share (the “PIPE Financing”).

In addition to the consideration payable to all preexisting WHC members in the Business Combination, pursuant to the Business Combination Agreement, New WHC will issue to William M. George, Chief Executive Officer of WHC (the “Earnout Participant” or “WHC CEO”) a warrant to purchase an aggregate of 1,500,000 shares of New WHC Class A Common Stock at an exercise price per share equal to the greater of $10.00 and the closing price of the New WHC Class A Common Stock on the New York Stock Exchange (“NYSE”) on the date of the Closing (the “Earnout Warrant”). The Earnout Warrant will vest in three tranches, exercisable for 500,000 shares each, conditioned on the volume-weighted average price (VWAP) of the New WHC Class A Common Stock equaling or exceeding $14.00, $18.00 and $22.00, respectively, for any 20 trading days within a period of 30 consecutive trading days following the Closing and before the earlier of (i) the fourth anniversary of the Closing and (ii) the date on which the Earnout Participant ceases to be employed by New WHC or its affiliates. An additional, cash earn-out payment of $10 million will be payable to WHC, for distribution to the holders of the WHC Class B Common Units on a pro-rata basis (based on their respective ownership of pre-closing WHC limited liability company membership interests), if the aggregate transaction proceeds (as described in this proxy statement/prospectus) in the combined company at the Closing is in excess of $70 million, subject to written consent of the PIPE Investors, if any, in any Spree financings prior to or at Closing.

Following the Business Combination, the combined company will be organized in an umbrella partnership corporation (or Up-C) structure, in which substantially all the assets and business of New WHC will be held by WHC and will operate through WHC and its subsidiaries, and New WHC will be a publicly listed holding company that will hold equity interests in WHC.

At the extraordinary general meeting, you will also be asked to consider and vote upon the following additional proposals: (a) a proposal to approve the Domestication (the “Domestication Proposal”), (b) a proposal to approve the proposed certificate of incorporation (“Proposed Certificate of Incorporation”) and by-laws (“Proposed By-Laws”, and together with the Proposed Certificate of Incorporation, the “Proposed Governing Documents”) of New WHC upon the Domestication, copies of which are attached to the accompanying proxy statement/prospectus as Annexes B-1 and B-2 (the “Charter Proposal”), (c) proposals related to material changes to Spree’s existing amended and restated memorandum and articles of association (the “Existing Governing Documents”), which will be reflected in the Proposed Certificate of Incorporation and Proposed By-Laws (the “Other Governing Documents Proposals”), (d) a proposal to elect nominees to serve as directors of New WHC for staggered terms pursuant to the Proposed Governing Documents, effective upon the Closing (the “Director Election Proposal”), (e) a proposal to approve, for purpose of complying with Section 312.03 of the NYSE Listed Company Manual, the issuance of New WHC Class A Common Stock in connection with the Business Combination (the “NYSE Proposal”), (f) a proposal to approve and adopt the WHC Worldwide, Inc. 2022 Omnibus Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (“Incentive Award Plan Proposal”), (g) a proposal to approve and adopt the WHC Worldwide, Inc. 2023 Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D, (the “Employee Stock Purchase Plan Proposal”), and (h) a proposal to adjourn the extraordinary general meeting to a later date or dates to the extent necessary (the “Adjournment Proposal”).

The Business Combination will be consummated only if the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Other Governing Documents Proposals, the Director Election Proposal, and the NYSE Proposal, (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. The presentation of the Incentive Award Plan Proposal and the Employee Stock Purchase Plan Proposal at the meeting is conditioned on the approval of the Condition Precedent Proposals. The presentation of the Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

The Adjournment Proposal provides for a vote to adjourn the extraordinary general meeting to a later date or dates to the extent necessary (A) to solicit additional proxies because there are not sufficient votes to approve the Condition Precedent Proposals, (B) in the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Spree (or WHC) has reasonably determined in good faith, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the pre-Closing Spree shareholders prior to the extraordinary general meeting or (D) if Spree shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by Spree from the trust account in connection with the Business Combination, together with the aggregate gross proceeds from a PIPE Financing, equal no less than $50 million after deducting any amounts paid to Spree shareholders that exercise their redemption rights in connection with the Business Combination and after payment of certain expenses, would not be satisfied (such condition to the consummation of the Business Combination, the “Minimum Cash Condition”).

In connection with Spree’s IPO, on December 15, 2021, Spree’s sponsor, Spree Operandi, LP, and its wholly-owned U.S. subsidiary, Spree Operandi U.S. LP (collectively, the “Sponsor”), and Spree’s officers and directors, had entered into a letter agreement (the “IPO Letter Agreement”) pursuant to which they agreed, among other things, to vote their Spree Class B ordinary shares purchased prior to the IPO (the “founder shares”), as well as the Spree Class A ordinary shares included in the private units sold by Spree to the Sponsor in the IPO (“private placement shares”) and any additional Spree Class A ordinary shares purchased by them during or after the IPO (“public shares”), in favor of Spree’s initial business combination (including the proposals recommended by the Spree Board in connection with such business combination). Accordingly, we expect them to vote their shares in favor of all proposals being presented at the extraordinary general meeting. As of the date hereof, the Sponsor owns approximately 22.9% of our total outstanding Spree ordinary shares. In addition, the Sponsor and each of our officers and directors has entered into the Sponsor Letter Agreement (as described below).

In connection with the Business Combination, certain related agreements have been entered into, or will be entered into on or prior to the Closing Date, including the A&R WHC Worldwide, LLC Agreement, the Tax Receivable Agreement, the Support Agreement, the Sponsor Letter Agreement, the Voting Agreement and the Investor Rights Agreement (each as defined in the accompanying proxy statement/prospectus). See the section entitled “Business Combination Proposal-Related Agreements” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Existing Governing Documents, a holder of Spree’s public shares (a “public shareholder”) may request that Spree redeem all or a portion of such public shares for cash if the Business Combination is consummated. If you hold Spree units, you must separate the underlying Spree Class A ordinary shares and Spree public warrants prior to tendering your Spree public shares. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Spree’s transfer agent, Continental Stock Transfer & Trust Company (“Continental”), in order to validly redeem its shares. Public shareholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Spree will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Spree’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of December 31, 2022, this would have amounted to approximately $10.34 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place prior to the Domestication and, accordingly, it is the public shares of Spree that will be redeemed. See “Extraordinary General Meeting of Spree- Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Concurrently with the execution of the Business Combination Agreement, WHC, the Sponsor, as the holder of all Class B ordinary shares, each of Messrs. Eran (Rani) Plaut, Nir Sasson, Shay Kronfeld, Joachim Drees, Steven Greenfield, David Riemenschneider and Philipp von Hagen (with the Sponsor, the “Insiders”) and Spree entered into a sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, (i) the Insiders agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of Spree shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each Insider agreed to waive any adjustment to the conversion ratio set forth in the governing documents of Spree or any other anti-dilution or similar protection with respect to the Class B ordinary shares (including any that may result from the PIPE Financing contemplated to be consummated at the Closing), and (iii) at the option of WHC, the Sponsor will cancel any pre-Closing Spree warrants held by it in a manner proportionate to the extent of any Spree shareholder redemptions from Spree’s trust account that cause the aggregate cash proceeds from the trust account to be less than $50 million.

As of the date of the accompanying proxy statement/prospectus, the Sponsor and the other Insiders collectively own approximately 22.9% of Spree’s issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement. In addition, in no event will Spree redeem public shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement.

Spree is providing the accompanying proxy statement/prospectus and accompanying proxy card to Spree’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by Spree’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of Spree’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 30 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Spree has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby and “FOR” all other proposals presented to Spree’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Spree, you should keep in mind that Spree’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal-Interests of Spree’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. The approval of each of the Business Combination Proposal, the Other

Governing Documents Proposals, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the NYSE Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Your vote is very important.    Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Incentive Award Plan Proposal and the Employee Stock Purchase Plan Proposal are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO SPREE’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of Spree’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Steve Greenfield
Chairman of the Board of Directors

NONE OF THE SECURITIES AND EXCHANGE COMMISSION, THE ISRAEL SECURITIES AUTHORITY, OR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated             , 2023 and is first being mailed to shareholders on or about             , 2023.

SPREE ACQUISITION CORP. 1 LIMITED
1922 Wildwood Place NE
Atlanta, GA 30324

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON             , 2023

TO THE SHAREHOLDERS OF SPREE ACQUISITION CORP. 1 LIMITED:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the “extraordinary general meeting”) of Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (“Spree”), will be held at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608, and via live webcast, accessible at https://www.cstproxy.com/spreeac/_______, at             a.m., Eastern Time, on             , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

•        Proposal No. 1 — The Business Combination Proposal-RESOLVED, as an ordinary resolution, that Spree’s entry into the Business Combination Agreement, dated as of October 29, 2022, as amended by Amendment No. 1 to the Business Combination Agreement dated as of January 25, 2023 (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and between Spree and WHC Worldwide, LLC, a Missouri limited liability company (“WHC”), copies of which are attached to the proxy statement/prospectus as Annex A-1 and A-2, respectively pursuant to which, among other things, (a) (i) Spree will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which Spree will change its name to “WHC Worldwide, Inc.” (“New WHC”), (ii) each outstanding Class A ordinary share, par value $0.0001 per share of Spree (the “Class A ordinary shares”) and each outstanding Class B ordinary share, par value $0.0001 per share of Spree (the “Class B ordinary shares”) will become one share of Class A common stock, par value $0.0001 per share of New WHC (the “New WHC Class A Common Stock”), (iii) each outstanding whole public warrant (as defined in this proxy statement/prospectus) to purchase one Class A ordinary share will represent the right to purchase one share of New WHC Class A Common Stock at an exercise price of $11.50 per share (each a “New WHC Warrant”) on the terms and subject to the conditions set forth in the warrant agreement governing the public warrants, and (iv) the governing documents of Spree will be amended and restated in connection with the Domestication, and (b) (i) WHC will cause its existing limited liability company agreement to be amended and restated, (ii) WHC will cause all of its limited liability company interests existing immediately prior to the Closing (as defined in this proxy statement/prospectus) to be re-classified into a number of Class B common units (“WHC Class B Common Units”) (which will have full economic rights but no voting rights) based on a pre-transaction equity value for WHC of $251 million, (iii) New WHC will contribute the Closing Date Contribution Amount (as defined in this proxy statement/prospectus) to WHC in exchange for a number of WHC Class A common units (“WHC Class A Common Units”) equal to the number of shares of New WHC Class A Common Stock outstanding following the Closing, and (iv) New WHC will issue to WHC, and WHC will in turn (immediately following the date of the Closing) distribute to its preexisting members a number of shares of Class X common stock, par value $0.0001 per share, of New WHC (the “New WHC Class X Common Stock”) (which will not have any economic rights but will initially entitle the holder thereof to five votes per share, and following the 18-month anniversary of the Closing Date, one vote per share), equal to the number of WHC Class B Common Units held by WHC’s members, such that following the Business Combination, the combined company will be organized in an umbrella partnership corporation (or Up-C) structure, in which substantially all of the assets and business of New WHC will be held by WHC and will operate through WHC and its subsidiaries, and New WHC will be a publicly listed holding company that will hold equity interests in WHC, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the A&R WHC LLC Agreement, the Tax Receivable Agreement, the Support Agreement, the Sponsor Letter Agreement, the Voting Agreement, and the Investor Rights Agreement, each in the form attached to the proxy statement/prospectus, as Annex E, Annex F, Annex G, Annex H, Annex I, and Annex J, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.

•        Proposal No. 2 — The Domestication Proposal-RESOLVED, as a special resolution, that Spree be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, Spree continued and domesticated as a corporation under the laws of the state of Delaware and, conditional upon, and with effect from, the registration of Spree as a corporation in the State of Delaware, the name of Spree be changed from “Spree Acquisition Corp. 1 Limited” to “WHC Worldwide, Inc.”

•        Proposal No. 3 — The Charter Proposal-RESOLVED, as a special resolution, that, upon the Domestication, the amended and restated memorandum and articles of association of Spree (“Existing Governing Documents”) be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation of “WHC Worldwide, Inc.” and proposed by-laws upon the Domestication, copies of which are attached to the proxy statement/prospectus as Annex B-1 and Annex B-2, respectively (the “Proposed Certificate of Incorporation” and “Proposed By-Laws”, respectively).

•        Proposal 4 — Other Governing Documents Proposals-to consider and vote upon the following governance proposals regarding the Proposed Certificate of Incorporation and Proposed By-Laws (such proposals, collectively, the “Other Governing Documents Proposals”) and the following material differences between the Existing Governing Documents and the Proposed Certificate of Incorporation:

•        Proposal No. 4A — Other Governing Documents Proposal A-RESOLVED, that an amendment to change the authorized share capital of Spree from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each, to (a) 200,000,000 shares of New WHC Class A Common Stock, par value $0.0001 per share, (b) 40,000,000 shares of New WHC Class X Common Stock, par value $0.0001 per share and (c) 10,000,000 shares of preferred stock, par value $0.0001 per share, of New WHC (“New WHC Preferred Stock”) be approved.

•        Proposal No. 4B — Other Governing Documents Proposal B-RESOLVED, that an amendment to authorize the New WHC Board to issue any or all shares of New WHC Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New WHC Board and as may be permitted by the Delaware General Corporation Law be approved.

•        Proposal No. 4C — Other Governing Documents Proposal C-RESOLVED, that an amendment to condition the ability of New WHC stockholders to take action by written consent in lieu of a meeting upon the beneficial ownership by holders of shares of New WHC Class X Common Stock holding a majority of the total voting power of outstanding stock in New WHC be approved.

•        Proposal No. 4D — Other Governing Documents Proposal D-RESOLVED, that amendments changing the special shareholder majorities required for removal of directors, and for amending the charter provisions related to the number, classification, filling of vacancies, and removal, of directors, be approved.

•        Proposal No. 4E — Other Governing Documents Proposal E-RESOLVED, that an amendment, reflected in the Proposed By-Laws, increasing the percentage of issued and outstanding shares required to be present in person or by proxy to constitute a quorum at a meeting of shareholders, from one-third to a majority, be approved.

•        Proposal No. 4F — Other Governing Documents Proposal F-RESOLVED, that certain other changes in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation as part of the Domestication, including (a) changing the post-Business Combination corporate name from “Spree Acquisition Corp. 1 Limited” to “WHC Worldwide, Inc.” (which is expected to occur upon the consummation of the Domestication),

(b) making New WHC’s corporate existence perpetual, (c) electing for New WHC to be governed by Section 203 of the DGCL relating to business combinations with interested stockholders, and (d) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination be approved.

•        Proposal No. 5 — The Director Election Proposal- RESOLVED, as an ordinary resolution, that the following nominees be elected as Class I, Class II and Class III directors, respectively, to serve for one year, two year and three year terms, respectively, pursuant to the Proposed Certificate of Incorporation: and as Class I directors; William M. George and as Class II directors; and as a Class III director.

•        Proposal No. 6 — The NYSE Proposal-RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE Listed Company Manual, the issuance of shares of New WHC Class A Common Stock pursuant to the Business Combination be approved.

•        Proposal No. 7 — The Incentive Award Plan Proposal-RESOLVED, as an ordinary resolution, that the WHC Worldwide, Inc. 2022 Incentive Equity Plan, a copy of which is attached to the proxy statement/prospectus as Annex C, be adopted and approved.

•        Proposal No. 8 — The Employee Stock Purchase Plan Proposal-RESOLVED, as an ordinary resolution, that the WHC Worldwide, Inc. 2023 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex D, be adopted and approved.

•        Proposal No. 9 — The Adjournment Proposal-RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (a) to solicit additional proxies because there are not sufficient votes to approve the Condition Precedent Proposals, (b) in the absence of a quorum, (c) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Spree (or WHC) has reasonably determined in good faith, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the pre-Closing Spree shareholders prior to the extraordinary general meeting or (d) if Spree shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by Spree from the trust account in connection with the Business Combination after payment of certain expenses, together with aggregate gross proceeds from a PIPE Financing equal no less than $50 million after deducting any amounts paid to Spree shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied, at the extraordinary general meeting, be approved.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Other Governing Documents Proposals, the Director Election Proposal and the NYSE Proposal, is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Incentive Award Plan Proposal and Employee Stock Purchase Plan Proposal are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on             , 2023 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to Spree’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Spree’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 30 of this proxy statement/prospectus.

After careful consideration, the board of directors of Spree has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, and “FOR” all other proposals presented to Spree’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Spree, you should keep in mind that Spree’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal-Interests of Spree’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Existing Governing Documents, a public shareholder may request of Spree that it redeem all or a portion of its public shares for cash if the Business Combination is consummated. If you hold Spree units, you must separate the underlying Spree Class A ordinary shares and Spree public warrants prior to tendering your Spree public shares. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     hold public shares;

(ii)    submit a written request to Continental, Spree’s transfer agent, in which you (i) request that Spree redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)   deliver your public shares to Continental, Spree’s transfer agent, physically or electronically through The Depository Trust Company.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on             , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Spree’s transfer agent, Spree will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Spree’s initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of December 31, 2022, this would have amounted to approximately $10.34 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place prior to the Domestication and, accordingly, it is the public shares of Spree that will be redeemed. See “Extraordinary General Meeting of Spree — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Concurrently with the execution of the Business Combination Agreement, WHC, Spree Operandi, LP, and its wholly-owned U.S. subsidiary, Spree Operandi U.S. LP (collectively, the “Sponsor”) and each of Spree’s officers and directors, (together with the Sponsor, the “Insiders”) entered into the Sponsor Letter Agreement (the “Sponsor

Letter Agreement”) pursuant to which, among other things, (i) each Insider agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of Spree shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each Insider agreed to waive any adjustment to the conversion ratio set forth in the governing documents of Spree or any other anti-dilution or similar protection with respect to the Class B ordinary shares (including any that may result from the PIPE Financing contemplated to be consummated at the Closing), and (iii) at the option of WHC, the Sponsor will cancel any pre-Closing Spree warrants held by it in a manner proportionate to the extent of any Spree shareholder redemptions from the trust account that cause the aggregate cash proceeds from the trust account to be less than $50 million.

The Insiders’ shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and the other Insiders collectively own approximately 22.9% of Spree’s issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement. In addition, in no event will Spree redeem public shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement.

The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. The approval of each of the Business Combination Proposal, the Other Governing Documents Proposals, the Director Election Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the NYSE Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Your vote is very important.    Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Incentive Award Plan Proposal and the Employee Stock Purchase Plan Proposal are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact             , our proxy solicitor, by calling             , or banks and brokers can call collect at             , or by emailing             .

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Spree Acquisition Corp. 1 Limited

Steven Greenfield

Chairman of the Board of Directors

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO SPREE’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

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ADDITIONAL INFORMATION

You may request copies of this proxy statement/prospectus and any other publicly available information concerning Spree, without charge, by written request to Spree Acquisition Corp. 1 Limited, 1922 Wildwood Place NE, Atlanta, GA 30324, or by telephone request at +972-50-731-0810; or            , our proxy solicitor, by calling            , or banks and brokers can call collect at            , or by emailing Spree at            , or from the SEC through the SEC website at http://www.sec.gov.

In order for Spree’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of Spree to be held on            , 2023, you must request the information no later than five business days prior to the date of the extraordinary general meeting, by            , 2023.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

•        “A&R WHC LLC Agreement” are to the second amended and restated limited liability company agreement of WHC, amended and restated by WHC at the Closing, that, among other things, provides WHC unitholders (other than New WHC) with the right to exchange all or a portion of their WHC Class B Common Units (together with an equal number of shares of New WHC Class X Common Stock) for cash, or, at New WHC’s option, to exchange such Units (together with an equal number of shares of New WHC Class X Common Stock) for shares of New WHC Class A Common Stock of equivalent value, in each case subject to certain restrictions set forth therein;

•        “Ancillary Documents” are to the Investor Rights Agreement, Sponsor Letter Agreement, Tax Receivable Agreement, Support Agreement, the A&R WHC LLC Agreement, the Voting Agreement, the Earnout Warrant, and each other agreement, document, instrument and/or certificate executed, or contemplated to be executed, in connection with the Business Combination, including the contribution of the Closing Date Contribution Amount, the Closing Date Equity Contribution, and the Domestication;

•        “Articles of Association” are to the amended and restated articles of association of Spree;

•        “Business Combination” are to the Domestication and other transactions contemplated by the Business Combination Agreement, collectively, including a PIPE Financing, if any;

•        “Business Combination Agreement” are to that certain Business Combination Agreement, dated October 29, 2022, by and between Spree and WHC, as amended to date;

•        “Cayman Islands Companies Act” are to the Companies Act (2021 Revision) of the Cayman Islands as the same may be amended from time to time;

•        “Class A ordinary shares” are to the Class A ordinary shares, par value $0.0001 per share, of Spree, which will automatically convert, on a one-for-one basis, into shares of New WHC Class A Common Stock in connection with the Domestication;

•        “Class B ordinary shares” or “founder shares” are to the 5,000,000 Class B ordinary shares, par value $0.0001 per share, of Spree outstanding as of the date of this proxy statement/prospectus that were initially issued to our Sponsor in a private placement prior to our initial public offering, and, in connection with the Domestication, will automatically convert, on a one-for-one basis, into shares of New WHC Class A Common Stock;

•        “Closing” are to the closing of the Business Combination;

•        “Closing Date” are to that date that is in no event later than the third (3rd) business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described under the section entitled “Business Combination Proposal — The Business Combination Agreement — Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other date as Spree and WHC may agree in writing;

•        “Closing Date Equity Contribution” means the contribution by New WHC to WHC, for distribution to the unitholders of WHC, of shares of New WHC Class X Common Stock in an amount equal to the number of WHC Class B Common Units outstanding on the Closing Date;

•        “Closing Date Contribution Amount” are to an amount equal to (a) the amount of cash in the trust account as of immediately prior to the Closing (and before, for the avoidance of doubt, giving effect to the redemptions of Spree public shares and the payment of the deferred underwriting commission payable to Stifel), less (b) the aggregate amount of cash required to fund Spree share redemptions from the trust account and the deferred underwriting commission payable to Stifel, plus (c) the aggregate closing proceeds from a PIPE Financing, if any;

•        “Code” are to the Internal Revenue Code of 1986, as amended;

•        “Condition Precedent Proposals” are to the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Other Governing Documents Proposal, the Director Election Proposal, and the NYSE Proposal, collectively;

•        “Continental” are to Continental Stock Transfer & Trust Company;

•        “DGCL” are to the Delaware General Corporation Law;

•        “Domestication” are to the transfer by way of continuation and deregistration of Spree from the Cayman Islands and the continuation and domestication of Spree as a corporation incorporated in the State of Delaware;

•        “Earnout Participant” are to William M. George, Chief Executive Officer of WHC;

•        “Earnout Warrant” are to the earnout warrant, substantially in the form attached as Annex L to this proxy statement/prospectus, to purchase an aggregate of 1,500,000 shares of New WHC Class A Common Stock at an exercise price per share equal to the greater of $10.00 and the closing price of the New WHC Class A Common Stock on the NYSE on the date of the Closing, to be issued to the Earnout Participant, and expiring upon the earlier of (i) the fourth (4th) anniversary of the Closing and (ii) the date on which the Earnout Participant ceases to be employed by New WHC or its affiliates;

•        “ESPP” are to the New WHC 2023 Employee Stock Purchase Plan to be considered for adoption and approval by the shareholders pursuant to the Employee Stock Purchase Plan Proposal;

•        “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•        “extraordinary general meeting” are to the extraordinary general meeting of Spree to be held at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608, and via live webcast, accessible at https://www.cstproxy.com/spreeac/_______, at            a.m., Eastern Time, on            , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned;

•        “Extension Period” are to the additional period beyond the initial 15 months following the closing of Spree’s IPO during which Spree may consummate its initial business combination, consisting of (a) an additional three months, to a total of 18 months, if Spree has filed (i) a Current Report on Form 8-K reporting its entry into a definitive merger or acquisition agreement or (ii) a proxy statement, registration statement or similar filing for an initial business combination but has not completed the initial business combination within such 15-month period (such initial three-month Extension Period already applies, in light of the announcement of the prospective Business Combination between Spree and WHC), (b) up to two instances of an additional three months per instance for a total of up to 18 months or 21 months, respectively, by depositing into the trust account for each three month extension an amount equal to $0.10 per unit or (c) for an additional period as a result of a shareholder vote to amend Spree’s amended and restated memorandum and articles of association;

•        “Existing Governing Documents” are to the current Amended and Restated Memorandum and Articles of Association of Spree;

•        “FCPA” are to U.S. Foreign Corrupt Practices Act;

•        “Group Companies” are to, collectively, WHC and its subsidiaries;

•        “HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•        “initial public offering” or “IPO” are to Spree’s initial public offering that was consummated on December 20, 2021;

•        “Insiders” are to the Sponsor and each of Spree’s officers and directors;

•        “Investor Rights Agreement” are to the investor rights agreement entered into by Spree, certain current members of WHC, and the Sponsor concurrently with the execution of the Business Combination Agreement pursuant to which, among other things, certain members of WHC and the Sponsor (i) each agreed not to effect any sale or distribution of any equity securities of New WHC held by any of them during a lock-up period that will begin on the Closing Date and continue until the date that is the earlier of (i) 180 days after the Closing Date or (ii) at least 150 days subsequent to the Closing Date, if the last sale price of the New WHC Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period and (ii) were granted certain registration rights with respect to their Registrable Securities (as defined in the Investor Rights Agreement), in each case, on the terms and subject to the conditions set forth therein;

•        “IRS” are to the U.S. Internal Revenue Service;

•        “Memorandum of Association” are to the amended and restated memorandum of association of Spree;

•        “Minimum Cash Condition” are to the condition to Closing that the aggregate cash proceeds to be received by Spree from its trust account, following redemptions by Spree shareholders and payment of certain expenses, together with the aggregate gross proceeds from a PIPE Financing, if any, equal no less than $50 million;

•        “New WHC” are to WHC Worldwide, Inc. (which will be the new name of Spree upon and after the Domestication);

•        “New WHC Board” are to the board of directors of New WHC (formerly Spree);

•        “New WHC Common Stock” are to the New WHC Class A Common Stock and the New WHC Class X Common Stock;

•        “New WHC Class A Common Stock” are to the Class A common stock, par value $0.0001 per share, of New WHC;

•        “New WHC Class X Common Stock” are to the Class X common stock, par value $0.0001 per share of New WHC;

•        “New WHC Preferred Stock” are to the shares of preferred stock, par value $0.0001 per share of New WHC;

•        “number of initial WHC Class B Common Units” are to a number equal to (a) the quotient of (i) $251 million divided by (ii) $10.00 per share less (b) the number of issued and outstanding shares of New WHC Class A Common Stock after giving effect to, among other things, redemptions by Spree shareholders and a PIPE Financing, if any;

•        “NYSE” are to the New York Stock Exchange;

•        “ordinary shares” are to Spree’s Class A ordinary shares and Spree’s Class B ordinary shares;

•        “PFIC” are to a passive foreign investment company;

•        “private placement shares” are to the 945,715 Class A ordinary shares included in the private units that were issued to the Sponsor in a private placement simultaneously with the closing of Spree’s initial public offering;

•        “private warrants” are to the 472,858 private warrants of Spree, in the aggregate, that were included in the private units issued to the Sponsor in a private placement simultaneously with the closing of Spree’s initial public offering;

•        “private units” are to the 945,715 private units of Spree, each consisting of one private placement share and one-half of a warrant to purchase a Class A ordinary share (945,715 Class A ordinary shares and 472,858 private warrants, in the aggregate), that were issued to the Sponsor in a private placement simultaneously with the closing of Spree’s initial public offering;

•        “Proposed By-Laws” are to the proposed by-laws of New WHC to be effective upon the Domestication attached to this proxy statement/prospectus as Annex B-2;

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•        “Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New WHC to be effective upon the Domestication attached to this proxy statement/prospectus as Annex B-1;

•        “Proposed Governing Documents” are to the Proposed Certificate of Incorporation and the Proposed By-laws;

•        “PRSUs” are to RSUs that are subject to one or more performance goals;

•        “public shareholders” are to holders of public shares, whether acquired in Spree’s initial public offering or acquired in the secondary market;

•        “public shares” are to 20,000,000 of the currently outstanding Class A ordinary shares of Spree, whether acquired in Spree’s initial public offering or acquired in the secondary market (but excluding the 945,715 private placement shares);

•        “public units” are to the 20,000,000 (consisting of 20,000,000 public shares and 10,000,000 public warrants) sold in Spree’s initial public offering;

•        “public warrants” are to the 10,000,000 warrants issued and sold together with the 20,000,000 public shares as part of the public units sold in Spree’s IPO;

•        “redemption” are to each redemption of public shares for cash pursuant to the Existing Governing Documents;

•        “RSUs” are to restricted stock units;

•        “SARs” are to stock appreciation rights;

•        “SEC” are to the Securities and Exchange Commission;

•        “Securities Act” are to the Securities Act of 1933, as amended;

•        “Sponsor” are to, collectively, Spree Operandi, LP, a Cayman Islands exempted limited partnership and its wholly-owned subsidiary, Spree Operandi U.S. LP, a Delaware limited partnership;

•        “Sponsor Letter Agreement” are to the letter agreement entered into by the Insiders with Spree and WHC concurrently with the execution of the Business Combination Agreement pursuant to which the Sponsor agreed, among other things, (i) to vote in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) to not exercise any redemption rights with respect to any redeemable share capital of Spree held by the Sponsor, (iii) to waive any applicable adjustments to the conversion ratio set forth in the Existing Governing Documents of Spree or any other applicable anti-dilution or similar protections with respect to the Spree Class B ordinary shares held by it, and (iv) at the option of WHC, the Sponsor will cancel any pre-Closing Spree warrants held by it in a manner proportionate to the extent of any Spree shareholder redemptions from the trust account that cause the aggregate cash proceeds from the trust account to be less than $50 million;

•        “Spree,” “we,” “us” or “our” are to Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company, prior to the consummation of the Business Combination;

•        “Spree Acquisition Proposal” are to (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions under which Spree or any of its controlled affiliates, directly or indirectly, (i) acquires or otherwise purchases any other person(s), (ii) engages in a business combination with any other person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets, equity securities or businesses of any other persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), (b) any equity, debt or similar investment in Spree or any of its controlled affiliates or (c) any other “Business Combination” as defined in Spree’s organizational documents;

•        “Spree Board” are to Spree’s board of directors;

•        “Spree Material Adverse Effect” are to any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of Spree to consummate the transactions contemplated by the Business Combination Agreement in accordance with its terms;

•        “Stifel” are to Stifel, Nicolaus & Company, Incorporated;

•        “TRA Participants” are to WHC and the other persons (other than New WHC and WHC) from time to time that become a party to the Tax Receivable Agreement;

•        “Transaction Proposals” are to all proposals to be brought for approval at the extraordinary general meeting;

•        “transfer agent” are to Continental, Spree’s transfer agent;

•        “trust account” are to the trust account established at the consummation of Spree’s initial public offering that holds the proceeds of the initial public offering and is maintained by Continental, acting as trustee;

•        “Units” are, collectively, to (i) the limited liability company common units of WHC, and following their reclassification prior to the Closing, the WHC Class B Common Units equal to the number of initial WHC Class B Common Units, and (ii) the WHC Class A Common Units that will be issued to New WHC in exchange for the Closing Date Contribution Amount (as defined in the Business Combination Agreement);

•        “U.S. GAAP” are the U.S. generally accepted accounting principles;

•        “VWAP” are to, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded.

•        “Warrant Agreement” are to that certain Warrant Agreement, dated as of December 15, 2021, by and between Continental Stock Transfer & Trust Company and Spree;

•        “WHC” are to WHC Worldwide, LLC, a Missouri limited liability corporation;

•        “WHC Class A Common Units” are to the WHC Class A common units, which will be issued to, and held by, New WHC;

•        “WHC Class B Common Units” are to the WHC Class B common units to be issued to WHC’s preexisting Unit holders;

•        “WHC Contribution Equity Amount” are to such number of WHC Class A Common Units to be issued to New WHC as equals the number of shares of New WHC Class A Common Stock then outstanding to be held by New WHC;

•        “WHC unitholders” are to the holders of WHC Class B Common Units and, where noted explicitly, New WHC as the holder of the WHC Class A Common Units; and

•        “2022 Plan” are to the New WHC 2022 Incentive Equity Plan to be considered for adoption and approval by the shareholders pursuant to the Incentive Award Plan Proposal.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF SPREE

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Spree’s shareholders. We urge shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608, and via live webcast, accessible at https://www.cstproxy.com/spreeac/_______, at            a.m., Eastern Time, on            , 2023.

Q.     Why am I receiving this proxy statement/prospectus?

A.     As a Spree shareholder, you are being asked to approve Spree’s initial business combination. In particular, you are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination. In accordance with the terms and subject to the conditions of the Business Combination Agreement, among other things, on the Closing Date, (i) (A) the Domestication will occur and Spree’s name will be changed to “WHC Worldwide, Inc.”, (B) each outstanding Class A ordinary share and each outstanding Class B ordinary share will become one share of New WHC Class A Common Stock, (C) each outstanding whole public warrant to purchase one Class A ordinary share will represent the right to purchase one share of New WHC Class A Common Stock at an exercise price of $11.50 per share (each a “New WHC Warrant”) on the terms and subject to the conditions set forth in the warrant agreement governing the public warrants and (D) Spree will amend and restate its Existing Governing Documents by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed By-Laws in connection with the Domestication, and (ii) (A) WHC will cause its existing limited liability company agreement to be amended and restated, (B) WHC will cause all of its limited liability company interests existing immediately prior to the Closing to be re-classified into the number of initial WHC Class B Common Units that is based on a formula tied to the pre-transaction equity value of WHC as set forth in the Business Combination Agreement, (C) New WHC will contribute to WHC (x) the amount of cash in the trust account established by Spree with the proceeds from its initial public offering as of immediately prior to the Closing (and before giving effect to the exercise of redemption rights by any Spree shareholders), minus (y) the aggregate amount of cash required to fund the public share redemptions and any other obligations to be funded from the trust account, plus (z) the aggregate cash proceeds to be received by New WHC from the PIPE Financing, and in exchange for that contribution, WHC will issue to New WHC a number of WHC Class A Common Units equal to the WHC Contribution Equity Amount, (D) New WHC will issue to WHC, and WHC will in turn (immediately following the date of the Closing) distribute to its unitholders, the number of shares of New WHC Class X Common Stock (which will have no economic value but will initially entitle the holder thereof to five votes per share, and following the 18-month anniversary of the Closing Date, one vote per share) that is equal to the number of WHC Class B Common Units held by such unitholders. At the conclusion of the transactions under the Business Combination Agreement, the combined company will be organized in an umbrella partnership corporation (or Up-C) structure, in which substantially all of the assets and business of New WHC will be held by WHC and will operate through WHC and its subsidiaries, and New WHC will be a publicly listed holding company that will hold equity interests in WHC.

In addition to the consideration payable to all preexisting WHC members in the Business Combination, pursuant to the Business Combination Agreement, New WHC will issue to the Earnout Participant, an Earnout Warrant to purchase an aggregate of 1,500,000 shares of New WHC Class A Common Stock at an exercise price per share equal to the greater of $10.00 and the closing price of the New WHC Class A Common Stock on the NYSE on the date of the Closing. The Earnout Warrant will vest in three tranches, exercisable for 500,000 shares each, conditioned on the volume-weighted average price (VWAP) of the New WHC Class A Common Stock equaling or exceeding $14.00, $18.00 and $22.00, respectively, for any 20 trading days within a period of 30 consecutive trading days following the Closing and before the earlier of (i) the fourth anniversary of the Closing and (ii) the date on which the Earnout Participant ceases to be employed by New

WHC or its affiliates. An additional, cash earn-out payment of $10 million will be payable to WHC, for distribution to the holders of the WHC Class B Common Units on a pro-rata basis (based on their respective ownership of pre-closing WHC limited liability company membership interests), if the aggregate transaction proceeds in the combined company at the Closing is in excess of $70 million, subject to written consent of the PIPE Investors in any Spree financings prior to or at Closing.

See “Business Combination Proposal.”

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read the Business Combination Agreement in its entirety.

The approval of each of the Business Combination Proposal, along with each of certain additional proposals, consisting of the Other Governing Documents Proposals, the Director Election Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the NYSE Proposal and the Adjournment Proposal, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, whereas the approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The provisions of the Proposed Governing Documents will differ in certain material respects from the Existing Governing Documents. Please see “What amendments will be made to the current constitutional documents of Spree?” below.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q.     What proposals are shareholders of Spree being asked to vote upon?

A.     At the extraordinary general meeting, Spree is asking holders of its ordinary shares to consider and vote upon fourteen (14) separate proposals, of which six (6) are governance proposals:

•        a proposal to approve, by ordinary resolution, and to adopt, the Business Combination Agreement, and the transactions contemplated thereby;

•        a proposal to approve, by special resolution, the Domestication;

•        a proposal to approve, by special resolutions, the amendment and restatement, in their entirety, of the Existing Governing Documents, and substitution in their place of the Proposed Certificate of Incorporation and Proposed By-Laws;

•        the following governance proposals, which would approve the following material differences between the Existing Governing Documents and the Proposed Governing Documents:

•        an amendment to change the authorized share capital of Spree from $55,500 divided into 500,000,000 Class A ordinary shares of a par value of $0.0001 each, 50,000,000 Class B ordinary shares of a par value of $0.0001 each and 5,000,000 preference shares of a par value of $0.0001 each to (a) 200,000,000 shares of New WHC Class A Common Stock, (b) 40,000,000 shares of New WHC Class X Common Stock and (c) 10,000,000 shares of New WHC Preferred Stock;

•        an amendment to authorize the New WHC Board to issue any or all shares of New WHC Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New WHC Board and as may be permitted by the DGCL;

•        an amendment to condition the ability of New WHC stockholders to take action by written consent in lieu of a meeting upon the beneficial ownership by holders of shares of New WHC Class X Common Stock of a majority of the total voting power of outstanding stock in New WHC;

•        an amendment changing the special shareholder/stockholder majorities required for removal of directors, and for amending the charter provisions related to the number, classification, filling of vacancies, and removal, of directors;

•        an amendment increasing the percentage of issued and outstanding shares required to be present in person or by proxy to constitute a quorum at a meeting of shareholders/stockholders, from one-third to a majority; and

•        certain other amendments reflected in the Proposed Governing Documents;

•        a proposal to elect nominees to serve as directors of New WHC for staggered terms pursuant to the Proposed Governing Documents, effective upon the Closing;

•        a proposal to approve by ordinary resolution, and in compliance with the NYSE Listing Rules, the issuance of greater than 20% of the number of outstanding shares of New WHC Class A Common Stock as part of the Business Combination;

•        a proposal to approve and adopt by ordinary resolution the 2022 Plan;

•        a proposal to approve and adopt by ordinary resolution the ESPP; and

•        a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

If our shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

For more information, please see “Business Combination Proposal”, “Domestication Proposal”, “Charter Proposal”, “Other Governing Documents Proposals”, “NYSE Proposal”, “Incentive Award Plan Proposal”, “Employee Stock Purchase Plan Proposal” and “Adjournment Proposal.”

Spree will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Spree should read it carefully.

After careful consideration, the Spree Board has determined that the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, each of the Other Governing Documents Proposals, the Director Election Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, and the Adjournment Proposal are in the best interests of Spree and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q.     What interests do our Sponsor, current officers and directors, and the current WHC unitholders have in the Business Combination?

A:     In considering the recommendation of the Spree Board to vote in favor of the Business Combination, Spree shareholders should be aware that, aside from their interests as shareholders, the Sponsor and Spree’s directors and officers, and the current WHC unitholders, have interests in the Business Combination that are different

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from, or in addition to, those of our other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to our shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the Sponsor has agreed not to redeem any Class A ordinary shares held by it in connection with a shareholder vote to approve a proposed initial business combination;

•        the fact that the Sponsor paid an aggregate of $25,000 for the 5,000,000 Class B ordinary shares currently owned by the Sponsor and such securities will have a significantly higher value at the time of the Business Combination (the Class A ordinary shares into which the Class B ordinary shares are convertible have an aggregate market value of approximately $            million, based on the closing price of Class A ordinary shares of $            on the NYSE on            , 2023);

•        the fact that Sponsor paid $9,457,150 for its private units, and that the 945,715 private units would be worthless if a business combination is not consummated by June 20, 2023 (or before the end of any additional Extension Period, if applicable). The private placement shares and private warrants included in the private units have an aggregate market value of approximately $            million, based on the closing price of Class A ordinary shares of $            and the closing price of the public warrants of $            on the NYSE on            , 2023;

•        the fact that the Sponsor and Spree’s current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Spree fails to complete an initial business combination by June 20, 2023 (or before the end of any additional Extension Period, if applicable);

•        the fact that given the differential in the purchase price that the Sponsor paid for the founder shares as compared to the price of the public units sold in the IPO and the substantial number of Class A ordinary shares that the Sponsor will receive upon conversion of the Class B ordinary shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New WHC Class A Common Stock trades below the price initially paid for the public units in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination;

•        the fact that the Investor Rights Agreement has been entered into by the Sponsor;

•        the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Spree in an aggregate amount of up to $1,500,000 may be converted into warrants, at the price of $1.00 per warrant, at the option of the lender, in connection with the consummation of the Business Combination;

•        the continued indemnification of Spree’s directors and officers and the continuation of Spree’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•        the fact that the Sponsor and Spree’s officers and directors will lose their entire investment in Spree and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by June 20, 2023 (or before the end of any additional Extension Period, if applicable). As of the date of this proxy statement/prospectus, there were no reimbursable out-of-pocket expenses outstanding;

•        the fact that the Sponsor and Spree’s officers and directors may be eligible to participate in future compensation programs;

•        the fact that if the trust account is liquidated, including in the event Spree is unable to complete an initial business combination by June 20, 2023 (or before the end of any additional Extension Period, if applicable), the Sponsor has agreed to indemnify Spree to ensure that the proceeds in the trust account are not reduced below $10.20 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Spree has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Spree, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•        the fact that Spree may be entitled to distribute or pay over funds held by Spree outside the trust account to the Sponsor or any of its affiliates prior to the Closing; and

•        certain of our officers and directors are affiliates of Sponsor, which holds 945,715 Class A ordinary shares, which were issued in a private placement together with private warrants, and 5,000,000 Class B ordinary shares, which are convertible into Class A ordinary shares, totaling approximately a 22.9% equity stake in Spree.

Q.     What interests may the Sponsor have in completing the Business Combination, even if the Business Combination causes the trading price of Spree’s Class A ordinary shares (which will become shares of New WHC Class A Common Stock) to materially decline?

A:     The Sponsor invested an aggregate of $9,482,150 in Spree, comprised of the $25,000 purchase price for the Class B ordinary shares and the $9,457,150 purchase price for the private units. The amount held in our trust account was approximately $206,826,000 as of December 31, 2022, implying a value of $10.34 per public share.

The following table shows the public shareholders’ and the Sponsor’s investment per share and how these compare to the implied value of one share of New WHC Class A Common Stock upon the completion of the Business Combination. The following table assumes that (i) our valuation is $206,826,000 (which is the amount we held in our trust account as of December 31, 2022), (ii) no additional interest is earned on the funds held in the trust account, (iii) no public shares are redeemed in connection with the Business Combination and (iv) all Class B ordinary shares are held by the Sponsor upon completion of the Business Combination, and does not take into account other potential impacts on our valuation at the time of the Business Combination, such as (a) the trading price of our Class A ordinary shares, (b) the transaction costs incurred in connection with the Business Combination (including payment of a $9,000,000 deferred underwriting fee), (c) any equity issued or cash paid to the current WHC unitholders, (d) any equity issued to other third party investors, (e) the transfer of any private units from the Sponsor to the current WHC unitholders, (f) the vesting or exercise of the Earnout Warrant, (g) the forfeiture by the Sponsor of any pre-Closing Spree warrants held by it due to Spree shareholder redemptions pursuant to the Sponsor Letter Agreement, or (h) WHC’s business itself.

Public shares held by public shareholders	20,000,000 shares
Class B ordinary shares held by the Sponsor	5,000,000 shares
Private placement shares held by the Sponsor	945,715 shares
Total ordinary shares	25,945,715 shares

Total funds in trust at the initial business combination	$206,826,000
Public shareholders’ investment per public share(1)	$10.34
Sponsor’s investment per share(2)	$1.59
Implied value per share of New WHC Class A Common Stock upon the Business Combination(3)	$7.97

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(1)      While the public shareholders’ investment is in both the public shares and the public warrants, for purposes of this table the full investment amount is ascribed to the public shares only.

(2)      The Sponsor’s total investment in the equity of the company, inclusive of the $25,000 paid for the Class B ordinary shares and the Sponsor’s $9,457,150 investment in the private warrants, is $9,482,150.

(3)      The implied value per share of New WHC Class A Common Stock is calculated by dividing the total amount of funds in the trust account by the total ordinary shares outstanding, which includes the public shares, founder shares and private placement shares.

Based on these assumptions, each share of New WHC Class A Common Stock would have an implied value of $7.97 per share upon completion of the Business Combination, representing a 22.9% decrease from the initial implied value of $10.34 per public share. While the implied value of $7.97 per share upon completion of the Business Combination would represent a dilution to Spree’s public shareholders, this would represent a significant increase in value for the Sponsor relative to the price it paid for each share (including Class B ordinary shares and private placement shares). At $7.97 per share, the 5,945,715 shares of New WHC Class A Common Stock that the Sponsor would own upon completion of the Business Combination would have an aggregate implied value of $47,387,349. As a result, even if the trading price of the New WHC Class A Common Stock significantly declines following the consummation of the Business Combination, the value of the shares held by the Sponsor will be significantly greater than the amount the Sponsor paid to purchase such shares. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investment in the private units, even if the trading price of the New WHC Class A Common Stock after the initial business combination is as low as $1.59 per share. As a result, the Sponsor is likely to earn a substantial profit on its investment in us upon disposition of shares of New WHC Class A Common Stock even if the trading price of New WHC Class A Common Stock declines after we complete the Business Combination. The Sponsor may therefore be economically incentivized to complete the Business Combination, even if its terms are not in the best interests of the public shareholders, rather than liquidating Spree. This dilution would increase to the extent that public shareholders seek redemptions from the trust account for their public shares. See “Risk Factors — Risks Related to the Business Combination and Spree — Since the Sponsor and Spree’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with WHC is appropriate as our initial business combination. Such interests include that Sponsor, as well as our executive officers and directors, will lose their entire investment in us if we do not complete a business combination.”

Q.     Why is Spree proposing the Business Combination?

A.     Spree is a blank check company incorporated on August 6, 2021 as a Cayman Islands exempted company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. Although Spree is not limited to a particular industry or geographic region for the purpose of consummating a business combination, it has been focusing its search on mobility-related technology businesses.

Spree has utilized several, non-exclusive criteria and guidelines in evaluating prospective targets for its initial business combination. We have focused on target businesses or assets that operate in a large addressable market within the mobility sector and related technologies. We have prioritized businesses with the following additional attributes:

•        Middle-market businesses

•        Established platform at inflection point of growth

•        Benefit from being a public company, based on broader access to capital, a heightened public profile and a medium-long term financing strategy that benefits from the public capital markets.

•        Technology-driven business model.

•        Set up for long term growth and therefore possesses a competitive edge.

•        Experienced management team that is suitable as a candidate for a public listing.

•        Significant growth prospects based on significant embedded and/or underexploited opportunities that benefit from access to public capital markets to accelerate growth.

Based on our due diligence investigations of the mobility industry, including the financial and other information provided by WHC in the course of negotiations, the Spree Board believes that WHC’s business meets the criteria and guidelines listed above. However, there is no assurance of this. See “Business Combination Proposal — The Spree Board’s Reasons for the Business Combination.”

Although the Spree Board believes that the Business Combination with WHC presents a unique business combination opportunity and is in the best interests of Spree and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. Those factors are discussed in greater detail in the sections entitled “Business Combination Proposal — The Spree Board’s Reasons for the Business Combination” and “Risk Factors — Risks Related to the Business Combination and Spree.”

Q.     Did the Spree Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     No. The Spree Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, Spree’s management, the members of the Spree Board and the other representatives of Spree have substantial experience in evaluating the operating and financial merits of companies similar to the mobility business of WHC. In addition, the Spree Board considered financial and product data of a number of publicly traded mobility companies selected based on the experience and professional judgement of Spree’s management team, which included Uber, Lyft and other similar companies. Investors will be relying solely on the judgment of the Spree Board in valuing WHC’s business and assuming the risk that the Spree Board may not have properly valued such business. For purposes of determining the ultimate valuation reflected in the non-binding term sheet and definitive Business Combination Agreement, Spree considered the growth of the technology-driven mobility business as well as the potential market opportunity and relied principally on the information received from WHC, comparable mobility businesses and the precedent mobility transactions that the Spree Board was aware of. For a more detailed description of the process by which the parties to the transaction agreed upon a $251 million valuation for WHC and the Spree Board’s consideration of WHC’s projected financial information and other data in connection with ultimately approving the transaction and determining that the transaction satisfied the 80% test (related to the minimal value of target company relative to the assets in trust of a special purpose acquisition company, or SPAC, like Spree), see “Business Combination Proposal — Background to the Business Combination” and “— The Spree Board’s Reasons for the Business Combination.”

Q.     What will WHC’s and Spree’s equity holders receive in return for the Business Combination with Spree?

A.     Following the Business Combination, the combined company will be organized in an Up-C structure, in which substantially all of the assets and business of New WHC will be held by New WHC and will operate through WHC and its subsidiaries, and New WHC will be a publicly listed holding company that will hold an equity interest in WHC. In accordance with the terms and subject to the conditions of the Business Combination Agreement, all of the limited liability company interests of WHC existing immediately prior to the Closing will be re-classified into the number of initial WHC Class B Common Units that is based on a formula tied to the pre-transaction equity value of WHC as set forth in the Business Combination Agreement.

This organizational structure will allow WHC’s current members to retain a direct equity ownership in WHC in the form of WHC Class B Common Units, which will share in the profits and losses of WHC but will have no voting rights. Current members of WHC will also hold a number of shares of New WHC Class X Common Stock that is equal to the number of Units that they hold. Such shares of New WHC Class X Common Stock will have no economic value, but will initially entitle the holder thereof to five votes per share (and, following the 18-month anniversary of the Closing Date, one vote per share) at any meeting of the stockholders of New WHC. That enhanced initial voting power was accorded to the New WHC Class X Common Stock in order to ensure that the pre-combination equity holders of WHC hold a majority of the voting power regardless of the number of Class A ordinary shares redeemed by Spree’s public shareholders in the Business Combination. That majority voting power is one of several factors that will help to ensure that WHC is deemed the acquirer in the Business Combination from an accounting perspective, which is favorable from a tax perspective to the existing equity holders of WHC. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of Spree will, by contrast, hold their equity ownership in New WHC, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. The Earnout Participant (the CEO of WHC) will also potentially have the opportunity to receive equity ownership in New WHC, subject to the fulfillment of the vesting conditions for the Earnout Warrant, including the Earnout Participant’s continued employment by New WHC or its affiliates following the Business Combination. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that the contemplated Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and Spree” for additional information on our organizational structure, including the Tax Receivable Agreement. The A&R WHC LLC Agreement will provide WHC unitholders the right to exchange all or a portion of their Units (together with an equal number of shares of New WHC Class X Common Stock) for an equal number of shares of New WHC Class A Common Stock, or, at New WHC’s option, to have their Units (together with an equal number of shares of New WHC Class X Common Stock) redeemed for cash of equivalent value, subject to certain adjustments and restrictions set forth therein.

Below is an overview of the securities to be received in the Business Combination, which is not intended to be comprehensive. For further detail, see “Description of the Company’s Securities” and “The Business Combination Proposal — A&R WHC LLC Agreement.”

Security	Voting Rights	Dividend and Distribution Rights	Rights Upon Liquidation	Conversion/Exchange Rights
New WHC Class A Common Stock	One vote per share	Ratable	Ratable	N/A
New WHC Class X Common Stock	Five votes per share initially (one vote per share after the 18-month anniversary of the Closing Date)	None	None	N/A, but are surrendered for exchange or redemption together with WHC Class B Common Units (see below)
WHC Class B Common Units	None	Ratable	Ratable

Exchangeable, together with an equal number of shares of New WHC Class X Common Stock, for shares of New WHC Class A Common Stock, or, at New WHC’s election, redeemable (together with an equal number of shares of New WHC Class X Common Stock), for cash of equivalent value (subject to certain adjustments and restrictions)

Q.     What is the Tax Receivable Agreement?

A.     Concurrent with the execution of the Business Combination Agreement, the TRA Party Representative (as defined in the Tax Receivable Agreement referenced below) entered into a tax receivable agreement with the persons from time to time that become a party thereto. Pursuant to the Tax Receivable Agreement, New WHC will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New WHC actually realizes (computed using certain simplifying assumptions) as a result of the increases in tax basis and certain other tax benefits related to any exchanges of WHC Class B common units (together with the forfeiture of New WHC Class X Common Stock) for New WHC Class A Common Stock. For more information on the Tax Receivable Agreement, please see the section entitled “Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

Q.     How will the combined company be managed following the business combination?

A.      Following the Closing, it is expected that the current management of WHC will become the management of New WHC, and the New WHC Board will consist of five members, which will be divided into three classes (Class I, II and III) with Class I and Class II each initially consisting of two directors and Class III initially consisting of one director. In addition, pursuant to the Business Combination Agreement, the New WHC Board will include one director designated by the Sponsor, subject to the approval of WHC (not to be unreasonably withheld), who qualifies as an “independent director” under the listing rules of NYSE and Rule 10A-3 of the Exchange Act (the “Spree Sponsor Designee”) and four directors designated by WHC, subject in the case of one such director to the approval of Spree and the Sponsor (not to be unreasonably withheld), two of whom must qualify as “independent directors” under the listing rules of NYSE and Rule 10A-3 of the Exchange Act, among other requirements. Please see the section entitled “Management Following the Business Combination” for further information.

Q.     What equity stake will current Spree shareholders and WHC and its affiliates hold in New WHC immediately after the consummation of the Business Combination?

A.      As of the date of this proxy statement/prospectus, there are (i) 20,945,715 Class A ordinary shares, par value $0.0001 per share, issued and outstanding, of which 20,000,000 were issued and sold in Spree’s initial public offering and 945,715 were issued and sold to the Sponsor as part of the private units of Spree sold to the Sponsor concurrently with the IPO, and (ii) 5,000,000 Class B ordinary shares, par value $0.0001 per share, issued and outstanding, which were issued to Spree’s Sponsor. Therefore, as of the date of this proxy statement/prospectus

(without giving effect to the Business Combination and assuming that none of Spree’s outstanding public shares are redeemed in connection with the Business Combination), Spree’s fully-diluted share capital (excluding Class A ordinary shares underlying outstanding warrants) would be 25,945,715 ordinary shares.

The following table illustrates varying ownership levels in New WHC Class A Common Stock immediately following the consummation of the Business Combination, as well as possible sources and extents of dilution for non-redeeming public shareholders, under the various redemption scenarios set forth in the table, and subject to the additional assumptions set forth in the footnotes to the table. If the actual facts are different than those assumptions, the ownership percentages in New WHC will be different. All of the scenarios assume that no additional capital is contributed and that the Spree trust account funds are the only source of capital.

	No Redemptions(1)%		Illustrative Redemption(2)%		Contractual Maximum Redemption(3)%
Spree Public Shareholders	20,000,000	46.3%	14,000,000	37.8%	6,851,260		23.1%
Current members of WHC(4)	17,260,138	39.9%	17,056,138	46.1%	16,811,376		56.8%
Sponsor(5)	5,945,715	13.8%	5,945,715	16.1%	5,945,715		20.1%
Total	43,205,853	100%	37,001,853	100%	29,608,351		100%

Potential sources of dilution:
Public Warrants	10,000,000	18.8%	10,000,000	21.3%	10,000,000		25.2%
Private Warrants	472,858	1.1%	472,858	1.3%	472,858	(6)	1.6%
Earnout Warrant(7)	1,500,000	3.4%	1,500,000	3.9%	1,500,000		4.8%
2022 Plan	4,500,000	9.4%	4,500,000	10.8%	4,500,000		13.2%
ESPP	1,500,000	3.4%	1,500,000	3.9%	1,500,000		4.8%
Total Sources of Dilution(8)	17,972,858	29.4%	17,972,858	32.7%	17,972,858		37.8%

____________

(1)      Assumes that no public shares are redeemed, and potential dilution from the sources identified above are excluded.

(2)      Assumes that 6,000,000 public shares are redeemed, which amount represents approximately the midpoint between the no redemption scenario and the contractual maximum redemption scenario, and potential dilution from the sources identified above are excluded.

(3)      Assumes that 13,148,740 public shares are redeemed, which represents the estimated maximum number of public shares that may be redeemed while still enabling the Minimum Cash Condition to be met, and potential dilution from the sources identified above are excluded.

(4)      Reflects vote-only New WHC Class X Common Stock issued to unitholders of WHC in connection with the Business Combination. Each share of New WHC Class X Common Stock, together with its corresponding WHC Class B Common Unit (together, a “Paired Interest”), is exchangeable for an amount of shares of New WHC Class A Common Stock equal to the product of the number of Paired Interests exchanged multiplied by the applicable exchange rate. As of the Closing of the Business Combination, the applicable exchange rate shall be one, subject to adjustment for any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise).

(5)      Assuming the exercise and conversion of all of the securities listed in the table above under the heading “Potential sources of dilution” following the Closing, the Sponsor and its affiliates’ total potential ownership in New WHC is estimated to be approximately 9.7% of outstanding New WHC Class A Common Stock in a no redemptions scenario, 10.8% in an illustrative redemption scenario and 12.5% in a contractual maximum redemption scenario.

(6)      Assumes that no private warrants are forfeited by the Sponsor despite the maximum level of redemptions.

(7)      Assumes that all 1,500,000 shares underlying the Earnout Warrant are earned. The Earnout Warrant will vest in three tranches, exercisable for 500,000 shares each, conditioned on the VWAP of the New WHC Class A Common Stock equaling or exceeding $14.00, $18.00 and $22.00, respectively, for any 20 trading days within a period of 30 consecutive trading days following the Closing.

(8)      The percentages with respect to each additional potential source of dilution set forth in the table includes the full number of shares issuable with respect to the applicable additional potential source of dilution in both the numerator and denominator. To the extent that any shares of New WHC Class A Common Stock are issued in a PIPE Financing, such issuance will result in further dilution.

Q.     Why is Spree proposing the Domestication?

A.     Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why transfer by way of continuation to Delaware is in the best interests of Spree and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal — Reasons for the Domestication.”

To effect the Domestication, we will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, under which we will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Q.     What amendments will be made to the current constitutional documents of Spree?

A.     The consummation of the Business Combination is conditioned on, among other things, the Domestication. Accordingly, in addition to voting on the Business Combination, Spree’s shareholders also are being asked to consider and vote upon a proposal to approve the Domestication, and replace Spree’s Existing Governing Documents under Cayman Islands law with the Proposed Governing Documents, in each case, under the DGCL, which differ from the Existing Governing Documents in the following material respects:

	Existing Governing Documents	Proposed Governing Documents
Authorized Shares (Other Governing Documents Proposal 4A)

The share capital under the Existing Governing Documents is US $55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

The Proposed Certificate of Incorporation authorizes 200,000,000 shares of New WHC Class A Common Stock, with the par value of $.0001 per share; 40,000,000 shares of New WHC Class X Common Stock, with the par value of $.0001 per share; and 10,000,000 shares of New WHC Preferred Stock, with the par value of $.0001 per share.

	See Article 5 of the Amended and Restated Memorandum and Articles of Association.	See Article 4 of the Proposed Certificate of Incorporation.
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Other Governing Documents Proposal 4B)

The Existing Governing Documents authorize the issuance of 5,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.

The Proposed Certificate of Incorporation expressly authorizes, subject to any limitations prescribed by the laws of the State of Delaware, the board of directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof. These designations, powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights (including sinking fund provisions), liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.

	Existing Governing Documents	Proposed Governing Documents
	See paragraph 5 of the Amended and Restated Memorandum and Articles Association	See Article 5.2 of the Proposed Certificate of Incorporation.
Shareholder/Stockholder Written Consent in Lieu of a Meeting (Other Governing Documents Proposal 4C)	The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.

The Proposed Certificate of Incorporation allows stockholders to vote in person or by proxy at a meeting of stockholders. If the holders of shares of New WHC Class X Common Stock beneficially own a majority of the total voting power of outstanding stock, stockholder action may be taken by written consent in lieu of a meeting, but if the holders of shares of New WHC Class X Common Stock no longer beneficially own a majority of the total voting power of stock, action by the stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any written consent in lieu of a meeting.

	See definition of “Ordinary Resolution” in our Amended and Restated Memorandum and Articles of Association.	See Article 8.1 of the Proposed Certificate of Incorporation.
Special Majority Needed to Remove Directors and Amend Provisions of Governing Documents Related to Election/Removal of Directors (Other Governing Documents Proposal 4D)

Article 29.1 of Spree’s Existing Governing Documents provides that only holders of Spree’s Class B ordinary shares, and not its Class A ordinary shares, can elect or remove directors prior to a business combination. Article 29.4 furthermore requires a special resolution passed by at least 90% of shareholders who are present and voting at a general meeting to amend Article 29.1.

The Proposed Certificate of Incorporation requires that (i) at least 66 2/3% of the total voting power of the outstanding shares of capital stock of the corporation is needed to remove a director, and removal may only be for cause (Article 7.3), and (ii) a super majority of 80% of the total voting power of the outstanding stock is needed in order to amend any portion of Article 7, which relates to the election, classification, vacancy and removal of members of New WHC’s board of directors (Article 11).

	See Articles 29.1 and 29.4 of our Amended and Restated Memorandum and Articles of Association.	See Articles 7 and 11 of the Proposed Certificate of Incorporation.
Quorum for Shareholder/Stockholder Meetings (Other Governing Documents Proposal 4E)	The Existing Governing Documents set one-third of the outstanding shares as a quorum for a shareholder meeting.	The Proposed By-Laws set a majority of the voting power of all issued and outstanding shares of stock as a quorum for a stockholder meeting.
	See Article 21.1 of our Amended and Restated Memorandum and Articles of Association.	See Section 2.8 of the Proposed By-Laws.
Corporate Name (Other Governing Documents Proposal 4F)	The Existing Governing Documents provide the name of the company is “Spree Acquisition Corp. 1 Limited”	The Proposed Certificate of Incorporation will provide that the name of the corporation will be “WHC Worldwide, Inc.”

	Existing Governing Documents	Proposed Governing Documents
	See paragraph 1 of our Amended and Restated Memorandum and Articles of Association.	See Article 1 of the Proposed Certificate of Incorporation.
Perpetual Existence (Other Governing Documents Proposal 4F)

The Existing Governing Documents provide that if Spree does not consummate a business combination (as defined in the Existing Governing Documents) by March 20, 2023 (or prior to the end of any Extension Period — currently, June 20, 2023), Spree will cease all operations except for the purposes of winding up and will redeem the shares issued in Spree’s initial public offering and liquidate and dissolve.

The Proposed Certificate of Incorporation does not limit the duration of the corporation’s existence to a specified date. Therefore, the corporation will have perpetual existence, which is the default under the DGCL.

	See Article 49.7 of our Amended and Restated Memorandum and Articles of Association.	This is the default rule under the DGCL.
Takeovers by Interested Stockholders (Other Governing Documents Proposal 4F)	The Existing Governing Documents do not provide restrictions on takeovers of Spree by a related shareholder following a business combination.

The Proposed Certificate of Incorporation does not contain a provision opting out of Section 203 of the DGCL, and therefore, New WHC will be governed by Section 203 of the DGCL relating to business combinations with interested stockholders.

This is the default rule under the DGCL.
Provisions Related to Status as Blank Check Company (Other Governing Documents Proposal 4F)	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.

The Proposed Certificate of Incorporation does not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Article 49 of our Amended and Restated Memorandum and Articles of Association.

Q.     How will the Domestication affect my ordinary shares?

A.     In connection with the Domestication, on the Closing Date prior to Closing, each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of Spree will be converted, on a one-for-one basis, into shares of New WHC Class A Common Stock. See “Domestication Proposal.”

Q.     What are the U.S. federal income tax consequences of the Domestication?

A.     As discussed more fully under “U.S. Federal Income Tax Considerations”, in the opinion of Greenberg Traurig, LLP, U.S. tax counsel to Spree, the Domestication should constitute a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as Spree, this result is not entirely free from doubt. Assuming the Domestication qualifies as a tax-deferred reorganization within the meaning of

Section 368(a)(1)(F), and subject to the discussion of the “passive foreign investment company” (“PFIC”) rules below, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations-U.S. Holders” below) generally will be subject to Section 367(b) of the Code and, as a result of the Domestication:

•        a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of less than $50,000 generally should not recognize any gain or loss and will not be required to include any part of Spree’s earnings in income;

•        a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, which represent less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% of the total value of all classes of our stock, generally should recognize gain (but not loss) in respect of the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to its public shares provided certain other requirements are satisfied; and

•        a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, which represent 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock, generally should be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to the public shares held directly by such U.S. Holder provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend as a result of the application of Section 245A of the Code (participation exemption).

Spree does not expect to have significant cumulative earnings and profits through the date of the Domestication, and, accordingly, does not expect that the “all earnings and profits amount” attributable to the public shares held by any given U.S. Holder would be significant under the above rules.

Furthermore, even if the Domestication qualifies as a “reorganization” under Section 368(a)(1)(F) of the Code, a U.S. Holder of public shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its public shares for shares of New WHC Class A Common Stock pursuant to the Domestication under the PFIC rules of the Code equal to the excess, if any, of the fair market value of the shares of New WHC Class A Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding public shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and, if applicable, an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “U.S. Federal Income Tax Considerations.”

Additionally, the Domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such non-U.S. Holder’s shares of New WHC Class A Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. As more fully described in the section entitled “U.S. Federal Income Tax Considerations”, because of the inherently factual nature of the tests (as described below) under the applicable Treasury Regulations to determine the applicability of Section 367(b) of the Code to any particular U.S. Holder, the uncertainty regarding the application of certain provisions of the PFIC rules and the inherently factual nature of the PFIC status of Spree, counsel is unable to opine on the application of these rules to any particular U.S. Holder on the receipt of New WHC Class A Common Stock in exchange for public shares in the Domestication. All holders are urged to consult their tax advisor on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”

Q.     Do I have redemption rights?

A.     If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to waive their redemption rights with respect to all of their ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q.     How do I exercise my redemption rights?

A.     If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

(i)     hold public shares;

(ii)    submit a written request to Continental, Spree’s transfer agent, in which you (i) request that we redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)   deliver your public shares to Continental, our transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on            , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. The address of Continental, Spree’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of December 31, 2022, this would have amounted to approximately $10.34 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders, regardless of whether such public shareholders vote or, if they do vote, irrespective of if they vote for or against the Business Combination Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, our transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that our transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, our transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, our transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, our transfer agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, we will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption takes place prior to the Domestication and, accordingly, it is the public shares of Spree that will be redeemed.

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     We expect that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations — U.S. Holders”) that exercises its redemption rights to receive cash from the trust account in exchange for its public shares will be treated as selling such public shares, resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption would instead be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that such U.S. Holder owns or is deemed to own prior to and following the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations — Effects to U.S. Holders of Exercising Redemption Rights.”

All holders of our public shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q.     What happens to the funds deposited in the trust account after consummation of the Business Combination?

A.     Following the closing of our initial public offering, an amount equal to $204,000,000 ($10.20 per public unit) of the net proceeds from our initial public offering and the sale of the private units was placed in the trust account. As of December 31, 2022, funds in the trust account totaled approximately $206,826,000 and were held in money market funds. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of a business combination (including the closing of the Business Combination) or (ii) the redemption of all of the public shares if we are unable to complete a business combination by June 20, 2023 (or until the end of any additional Extension Period), subject to applicable law.

If our initial business combination is paid for using equity or debt securities or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions or purchases of the public shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of New WHC, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

Q.     What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.     Our public shareholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

In no event will we redeem public shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement or if we would not have funds legally available therefor.

Additionally, as a result of redemptions, the trading market for the New WHC Class A Common Stock may be less liquid than the market for the public shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for the NYSE or another national securities exchange.

Q.     What conditions must be satisfied to complete the Business Combination?

A.     The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) the receipt of all necessary clearances, authorizations and approvals from government entities and the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; (iii) Spree having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement; (iv) the Minimum Cash Condition; (v) the approval by NYSE of our initial listing application in connection with the Business Combination (also see “Risk Factors — NYSE may not list New WHC’s securities on its exchange, which could limit investors’ ability to enter into transactions in New WHC’s securities and subject New WHC to additional trading restrictions.”); (vi) the absence of any law or order of an authority of competent jurisdiction or other legal restraint or prohibition that prohibits or prevents the consummation of the transactions contemplated by the Business Combination Agreement and (vii) the effectiveness of the registration statement of which this registration statement/proxy statement forms a part. Therefore, unless these conditions are waived by both Spree and WHC, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

For more information about conditions to the consummation of the Business Combination, see “Business Combination Proposal — Conditions to Closing of the Business Combination.”

Q.     When do you expect the Business Combination to be completed?

A.     It is currently expected that the Business Combination will be consummated in the first half of 2023. This timing depends, among other things, on the approval of the proposals to be put to Spree shareholders at the extraordinary general meeting. However, such extraordinary general meeting could be adjourned if the Adjournment Proposal is adopted by our shareholders at the extraordinary general meeting and we elect to adjourn the extraordinary general meeting to a later date or dates to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates (i) to solicit additional proxies if there are not sufficient votes to constitute the Spree shareholder approval, (ii) due to the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Spree (or WHC) has reasonably determined in good faith, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the pre-Closing Spree shareholders prior to the Spree shareholders meeting, or (iv) if the holders of Spree Class A ordinary shares prior to the Closing have elected to redeem a number of Spree Class A ordinary shares as of such time that would reasonably be expected to result in a Closing condition to not be satisfied. For a description of the conditions for the completion of the Business Combination, see “Business Combination Proposal — Conditions to Closing of the Business Combination.”

Q.     What happens if the Business Combination is not consummated?

A.     Spree will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement. If Spree is not able to consummate the Business Combination with WHC nor able to complete another business combination by June 20, 2023 (subject to any additional Extension Period, if applicable), in each case, as such date may be extended pursuant to our Existing Governing Documents, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable laws.

Q.     Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A.     Our shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q.     What do I need to do now?

A.     We urge you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder. Our shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     How do I vote?

A.     If you are a holder of record of ordinary shares on the record date for the extraordinary general meeting, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a proxy from your broker, bank or nominee. If you are a shareholder with shares held in “street name”, you may instead provide voting instructions via the internet, at www.proxyvote.com (you will need your control number from your voting instruction form in order to provide voting instructions in that manner).

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee.

Q.     When and where will the extraordinary general meeting be held?

A.     The extraordinary general meeting will be held at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608, and via live webcast, accessible at https://www.cstproxy.com/spreeac/_______, at            a.m., Eastern Time, on            , 2023, unless the extraordinary general meeting is adjourned.

Q.     Will shareholders of Spree be able to ask questions during the general meeting?

A.     Shareholders of Spree will be able to ask questions about the Business Combination during the general meeting.

Q.     Who is entitled to vote at the extraordinary general meeting?

A.     We have fixed            , 2023 as the record date for the extraordinary general meeting. If you were a shareholder of Spree at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q.     How many votes do I have?

A.     Spree shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were            ordinary shares issued and outstanding, of which            were issued and outstanding public shares.

Q.     What constitutes a quorum?

A.     A quorum of Spree shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting,            ordinary shares would be required to achieve a quorum.

Q.     What vote is required to approve each proposal at the extraordinary general meeting?

A.     The following votes are required for each proposal at the extraordinary general meeting:

(i)     Business Combination Proposal:    The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(ii)    Domestication Proposal:    The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(iii)   Charter Proposal:    The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter at the extraordinary general meeting.

(iv)   Other Governing Documents Proposals:    The approval of each of the Other Governing Documents Proposals requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(v)    Director Election Proposal:    The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(vi)   NYSE Proposal:    The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(vii)  Incentive Award Plan Proposal:    The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(viii) Employee Stock Purchase Plan Proposal:    The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(ix)   Adjournment Proposal:    The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Q.     What are the recommendations of the Spree Board?

A.     The Spree Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Spree and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Other Governing Documents Proposals, “FOR” the Director Election Proposal, “FOR” the NYSE Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal-Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q.     How does the Sponsor intend to vote its shares?

A.     Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our initial shareholder (meaning, in our case, the Sponsor) has agreed to vote all its shares in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, our Sponsor owns approximately 22.9% of the issued and outstanding ordinary shares.

At any time at or prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Sponsor, WHC and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that our Sponsor, WHC and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such public shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to limit the number of public shares electing to redeem, as well as to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Other Governing Documents Proposals, the Director Election Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, and (iii) our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) are at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination. However, any public shares purchased by the Sponsor, WHC and/or their directors, officers, advisors or respective affiliates would be purchased at a price no higher than the per share pro rata portion of the trust account.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. However, any public shares so purchased by Sponsor, WHC and/or their directors, officers, advisors or respective affiliates would not be voted in favor of the Condition Precedent Proposals at the extraordinary general meeting and would not be redeemable by such purchasers. We will file or submit a Current Report on Form 8-K to disclose any arrangements entered into or purchases made by any of the aforementioned persons, which report will include the number of public shares purchased, the purchase price, the purpose of the purchase, the impact that such purposes would have on the likelihood that the Condition Precedent Proposals will be approved, the identity (if not purchased in the open market) or nature of the security holders who sold to the aforementioned persons, and the number of public shares then redeemed.

Q.     What happens if I sell my Spree ordinary shares before the extraordinary general meeting?

A.     The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Shareholders may send a later-dated, signed proxy card to our Chief Financial Officer at our address set forth below so that it is received by our general counsel prior to the vote at the extraordinary general meeting (which is scheduled to take place on            , 2023) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to our Chief Financial Officer, which must be received by our Chief Financial Officer prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.     What happens if I fail to take any action with respect to the extraordinary general meeting?

A.     If you fail to vote with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder of New WHC. If you fail to vote with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder of Spree. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination.

Q.     What should I do if I receive more than one set of voting materials?

A.     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q.     Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.     Spree will pay the cost of soliciting proxies for the extraordinary general meeting. Spree has engaged            to assist in the solicitation of proxies for the extraordinary general meeting. Spree has agreed to pay            a fee of $            , plus disbursements, and will reimburse            for its reasonable out-of-pocket expenses and indemnify            and its affiliates against certain claims, liabilities, losses, damages and expenses. Spree will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of Class A ordinary shares and in obtaining voting instructions from those owners. Spree’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.     Where can I find the voting results of the extraordinary general meeting?

A.     The preliminary voting results will be announced at the extraordinary general meeting. Spree will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q.     Who can help answer my questions?

A.     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

[Address]

Individuals call toll-free:

Banks and brokers call collect:

E-mail:

You also may obtain additional information about Spree from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental,            , Spree’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on            (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Attention: ____________
E-mail: ________@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Business Combination Agreement is also described in detail in this proxy statement/prospectus in the section entitled “Business Combination Proposal — The Business Combination Agreement.”

WHC Business Summary

WHC Worldwide, LLC, a Missouri limited liability company with headquarters at 1300 Lydia Ave., Kansas City, MO 64106, was formed in January 2018 to develop a platform capable of operating local mobility service providers more effectively and efficiently. Combining WHC’s experience of acquiring and operating traditional taxi fleets with its proprietary technology-based shared infrastructure, WHC is consolidating the local mobility service market and driving greater technology adoption and other operating efficiencies. WHC believes it has created what is already the largest taxi fleet operator in the U.S. WHC is a company led by a tenured management team with decades of experience in the ground transportation industry and a proven track record of owning and operating successful transportation companies.

Since its founding, WHC’s focus has been to build a national network of taxi operators and transportation service providers. WHC has built this network primarily through acquisitions of taxi fleet assets in target cities, having completed 29 acquisitions to date. WHC has grown the number of cities in which it operates from 27 cities, with approximately 2,750 vehicles and 2,700 contracted drivers at December 31, 2021 to 30 cities with more than 2,900 vehicles and over 3,170 contracted drivers on its platform, as of December 31, 2022. WHC provides enterprise mobility services to nearly 1,100 corporate clients, including large hospital networks, local transportation authorities, and national Non-Emergency Medical Transportation (NEMT) brokers. While WHC has established scale, zTrip and its other brands still have significant expansion opportunities. For zTrip, for instance, WHC has already identified more than 100 additional U.S. cities that meet its criteria for market expansion through acquisition.

For more information regarding WHC, please see “Information About WHC.”

The Parties to the Business Combination

Spree Acquisition Corp. 1 Limited

Spree is a blank check company formed on August 6, 2021 as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It has generated no revenues to date and will not generate operating revenues at the earliest until it consummates its initial business combination. It completed its initial public offering in December 2021, and since that time, has engaged in discussions with potential business combination target companies.

While Spree may pursue a business combination target in any business or industry and across any geographical region, it is focusing on mobility-related technology businesses.

On December 20, 2021, Spree consummated its initial public offering. Pursuant to the IPO, Spree offered and sold an aggregate of 20,000,000 units, consisting of 17,500,000 units that served as the base offering amount, and an additional 2,500,000 units for which the underwriters exercised an over-allotment option (out of a total of 2,625,000 units for which the underwriters were granted an over-allotment option for 45 days following the pricing of the IPO).

The units were sold at a price of $10.00 per unit, generating gross proceeds of $200,000,000.

Substantially concurrent with the closing of our IPO, Spree completed the private sale of an aggregate of 945,715 private units to the Sponsor. The purchase price per private unit was $10.00, generating aggregate gross proceeds to us of $9,457,150. Following the closings, a total of $204,000,000 from the proceeds of the initial public offering and the sale of the private units was placed in a U.S.-based trust account administered by Continental Stock Transfer & Trust Company, acting as trustee. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of Spree’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of our obligation to redeem 100% of the public shares if Spree does not complete a business combination by June 20, 2023 (or prior to the end of any additional Extension Period, if applicable), or (iii) the redemption of all of the public shares if Spree is unable to complete a business combination by June 20, 2023 (or prior to the end of any additional Extension Period, if applicable), subject to applicable law.

Spree’s units commenced trading on the New York Stock Exchange on December 20, 2021 under the symbol “SHAPU”. As of February 4, 2022, the Class A ordinary shares and warrants included in the units began to separately trade on the NYSE under the symbols “SHAP” and “SHAP/W,” respectively (upon election by a unit holder to separate the Class A ordinary shares and warrants included in the units). Units that are not separated continue to trade on the NYSE under the symbol “SHAP/U.”

Spree’s principal executive office is located at 1922 Wildwood Place NE, Atlanta, GA 30324, and its telephone number is +972-50-731-0810. Spree’s corporate website address is https://www.spree1.com/. Spree’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

WHC Worldwide, LLC

WHC Worldwide, LLC is a Missouri limited liability company with headquarters at 1300 Lydia Ave., Kansas City, MO 64106, United States. WHC was formed in January 2018 to develop a platform capable of operating local mobility service providers more effectively and efficiently.

For more information regarding WHC, please see “Information About WHC.”

Proposals to be Put to the Shareholders of Spree at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of Spree and certain transactions contemplated by the Business Combination Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

Business Combination Proposal

As discussed in this proxy statement/prospectus, Spree is asking its shareholders to approve by ordinary resolution the Business Combination Agreement, pursuant to which, among other things, following the pre-Closing reorganization of WHC and on the date of Closing, promptly following the consummation of the Domestication, (i) on the Closing Date, (A) Spree will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which Spree will change its name to “WHC Worldwide, Inc.” (for further details, see the section entitled “Proposal No. 2 — The Domestication Proposal”), (B) each outstanding Class A ordinary share and each outstanding Class B ordinary share will become one share of Class A common stock, par value $0.0001 per share of New WHC, (C) each outstanding whole public warrant to purchase one Class A ordinary share will represent a New WHC Warrant on the terms and subject to the conditions set forth in the warrant agreement governing the public warrants, and (D) the governing documents of Spree will be amended and restated in connection with the Domestication, and (ii) (A) WHC will cause its existing limited liability company agreement to be amended and restated, (B) WHC will cause all of its limited liability company interests existing immediately prior to the Closing to be re-classified into a number of WHC Class B Common Units (which will have full economic rights but no voting rights) that is based on a formula tied to the pre-transaction equity value of WHC as set forth in the Business Combination Agreement, (C) New WHC will contribute cash to WHC (x) the amount of cash in the trust account established by Spree with the proceeds from its initial public offering as of immediately prior to the Closing (and before giving effect to the exercise of redemption rights by any public shareholders), minus (y) the aggregate amount of cash required to fund the redemptions of public shares and any other obligations to be funded from the trust account, plus (z) the aggregate cash proceeds to be received by New WHC from a PIPE investment, and in exchange for that contribution, WHC will issue to New WHC a number of WHC Class A Common Units equal to the WHC Contribution Equity Amount, (D) New WHC will issue to WHC, and WHC will in turn (immediately following the date of the Closing) distribute to its unitholders, the number of shares of New WHC Class X Common Stock (which will not have any economic rights but will initially entitle the holder thereof to five votes per share, and, following the 18-month anniversary of the Closing Date, one vote per share), equal to the number of WHC Class B Common Units held by such unitholders.

At the conclusion of the transactions under the Business Combination Agreement, the combined company will be organized in an umbrella partnership corporation (or Up-C) structure, in which substantially all of the assets and business of WHC will be held by New WHC and will operate through WHC and its subsidiaries, and New WHC will be a publicly listed holding company that will hold equity interests in WHC.

After consideration of the factors identified and discussed in the section entitled “Business Combination Proposal — The Spree Board’s Reasons for the Business Combination,” the Spree Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for Spree’s initial public offering, including that the businesses of WHC had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Business Combination Agreement. For more information about the transactions contemplated by the Business Combination Agreement, see “Business Combination Proposal.”

Conditions to Closing of the Business Combination

The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) the receipt of all necessary clearances, authorizations and approvals from government entities and the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; (iii) Spree having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement; (iv) the Minimum Cash Condition; (v) the approval by NYSE of our initial listing application in connection with the Business Combination (also see “Risk Factors — NYSE may not list New WHC’s securities on its exchange, which could limit investors’ ability to enter into transactions in New WHC’s securities and subject New WHC to additional trading restrictions.”); (vi) the absence of any law or order of an authority of competent jurisdiction or other legal restraint or prohibition that prohibits or prevents the consummation of the transactions contemplated by the Business Combination Agreement and (vii) the effectiveness of the registration statement of which this registration statement/proxy statement forms a part. Therefore, unless these conditions are waived by both Spree and WHC, the Business Combination Agreement could terminate and the Business Combination may not be consummated. The approval of each of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. For further details, see “Business Combination Proposal — Conditions to Closing of the Business Combination.”

Domestication Proposal

As discussed in this proxy statement/prospectus, Spree will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Business Combination Agreement, the board of directors of Spree has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of Spree’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Spree is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon Domestication, New WHC will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Existing Governing Documents and the Proposed Governing Documents. Accordingly, we encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

For further details, see “Domestication Proposal,” “Charter Proposal” and “Other Governing Documents Proposals.”

The Charter Proposal

Spree will ask its shareholders to approve the amendment and restatement of the Existing Governing Documents, under Cayman Islands law, with the Proposed Governing Documents, under the DGCL, including the authorization of the change in authorized share capital as indicated therein and the change of name of Spree to “WHC Worldwide, Inc.” We encourage shareholders to carefully consult the information set out below under “The Charter Proposal” of this proxy statement/prospectus and the complete copies of the Proposed Certificate of Incorporation and Proposed By-Laws that are attached hereto as Annex B-1 and Annex B-2, respectively.

Other Governing Documents Proposals

Spree will ask its shareholders to approve the following governance proposals in connection with the replacement of the Existing Governing Documents, under Cayman Islands law, with the Proposed Certificate of Incorporation, under the DGCL. The Spree Board has unanimously approved each of the Other Governing Documents Proposals and believes such proposals are necessary to adequately address the needs of New WHC after the Business Combination. A brief summary of each of the Other Governing Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Certificate of Incorporation.

•        Other Governing Documents Proposal A — an amendment to change in the authorized share capital of Spree from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each, to (a) 200,000,000 shares of New WHC Class A Common Stock, par value $0.0001 per share, (b) 40,000,000 shares of New WHC Class X Common Stock, par value $0.0001 per share and (c) 10,000,000 shares of preferred stock, par value $0.0001 per share, of New WHC.

•        Other Governing Documents Proposal B — an amendment to authorize the New WHC Board to issue any or all shares of New WHC Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New WHC Board and as may be permitted by the DGCL.

•        Other Governing Documents Proposal C — an amendment to condition the ability of New WHC stockholders to take action by written consent in lieu of a meeting upon the beneficial ownership by holders of shares of New WHC Class X Common Stock of a majority of the total voting power of outstanding stock in New WHC.

•        Other Governing Documents Proposal D — an amendment setting the required majority for removal of New WHC directors as 662/3% of the total voting power of the outstanding shares of New WHC stock, voting together as a single class (in place of a vote by holders of Class B ordinary shares of Spree under Article 29.1 of Spree’s Existing Governing Documents) and requiring that any amendment to the provisions of Article 7 of the Proposed Certificate of Incorporation (related to the election/removal of the New WHC board of directors, its division into three classes, the procedure for filling vacancies and the procedure for removal of directors) be approved by 80% of the total voting power of the outstanding shares of capital stock of New WHC, in replacement of the special majority of 90% of all shares present and voting required under Article 29.4 of Spree’s Existing Governing Documents for amending Article 29.1 of Spree’s Existing Governing Documents (which provides that only Class B ordinary shares, and not Class A ordinary shares, may vote in the election or removal of directors prior to a business combination).

•        Other Governing Documents Proposal E — an amendment reflected in the Proposed By-Laws, increasing the percentage of issued and outstanding shares required to be present in person or by proxy to constitute a quorum at a meeting of shareholders, from one-third to a majority.

•        Other Governing Documents Proposal F — certain other changes in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation as part of the Domestication, including (i) changing the post-Business Combination corporate name from “Spree Acquisition Corp. 1 Limited” to “WHC Worldwide, Inc.” (which is expected to occur after the consummation of the Domestication in connection with the Business Combination), (ii) making New WHC’s corporate existence perpetual, (iii) electing for New WHC to be governed by Section 203 of the DGCL relating to business combinations with interested stockholders, and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Spree Board believes is necessary to adequately address the needs of New WHC after the Business Combination.

The Proposed Certificate of Incorporation and Proposed By-Laws differ in certain material respects from the Existing Governing Documents, and we encourage shareholders to carefully consult the information set out in the section entitled “Other Governing Documents Proposals” and the full text of the Proposed Certificate of Incorporation and Proposed By-Laws of New WHC, attached hereto as Annexes B-1 and B-2, respectively.

Director Election Proposal

Spree will ask its shareholders to approve, by ordinary resolution, the election of nominees to serve as directors of New WHC for staggered terms pursuant to the Proposed Governing Documents, effective upon the Closing. For additional information, see “Director Election Proposal.”

NYSE Proposal

Spree will ask its shareholders to approve, by ordinary resolution, the NYSE Proposal. Our public shares are listed on NYSE and, as such, we are seeking shareholder approval for issuance of New WHC Class A Common Stock in connection with the Business Combination pursuant to Section 312.03 of the NYSE Listed Company Manual.

For additional information, see “NYSE Proposal.”

Incentive Award Plan Proposal

Spree will ask its shareholders to approve by ordinary resolution, the WHC Worldwide, Inc. 2022 Incentive Equity Plan, or the “2022 Plan.” The 2022 Plan will be adopted in connection with the Business Combination Agreement and will become effective upon shareholder approval. The 2022 Plan, if approved by shareholders, will allow New WHC to provide equity awards as part of New WHC’s compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote the Company’s business and increased stockholder value. For additional information, see “Incentive Award Plan Proposal.” The full text of the 2022 Plan is attached hereto as Annex C.

Employee Stock Purchase Plan Proposal

Spree will ask its shareholders to approve, by ordinary resolution, the WHC Worldwide, Inc. 2023 Employee Stock Purchase Plan, or the “ESPP.” The ESPP will be adopted in connection with the Business Combination and will become effective upon the Closing, but the first offering period will commence at a later date determined by the administrator of the ESPP. The ESPP will provide eligible employees an opportunity to purchase New WHC Class A Common Stock at a discount through accumulated contributions of their earned compensation. For additional information, see “Employee Stock Purchase Plan Proposal.” The full text of the ESPP is attached hereto as Annex D.

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize Spree to consummate the Business Combination, or if one of a number of other situations arises that so warrants it, the Spree Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates. For additional information, see “Adjournment Proposal.”

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Other Governing Documents Proposals, the Director Election Proposal, and the NYSE Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Incentive Award Plan Proposal and the Employee Stock Purchase Plan Proposal are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal.

The Spree Board’s Reasons for the Business Combination

Spree was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Spree Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the Spree Board and management to identify, acquire and operate one or more businesses. The members of our team are heavily immersed in the vibrant mobility sector both as investors and technological business entrepreneurs. We are uniquely positioned to learn about the “next big thing” with our experience in guiding companies from their inception through the chasm to market acceptance.

In particular, the Spree Board considered the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Proposal:

•        WHC has a strong management team with decades of experience in the ground transportation industry and a proven track record of owning and operating successful transportation companies.

•        WHC has grown significantly since its founding in January 2018, completing 28 acquisitions to become what it believes is the largest taxi service in the United States.

•        WHC has broad national reach with multiple business lines, including retail mobility services for on-demand riders, specialty transportation services for corporate clients, including non-emergency medical transportation, and shuttle services.

•        WHC has an internally developed, proprietary technology infrastructure platform that it uses across its business lines.

•        WHC has differentiated itself from competitors through its corporate client relationships and its unique driver recruitment program that allows drivers to develop ongoing service relationships with riders.

•        WHC is well-positioned to take advantage of significant growth opportunities as a result of its large scale fleet and infrastructure network, targeted driver recruitment platform and ability to quickly and efficiently establish a presence within new cities.

•        Results of due diligence and attractive valuation.

The Spree Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        the risk that the potential benefits of the Business Combination may not be fully achieved;

•        the risks and costs to Spree if the Business Combination is not completed;

•        the fact that the Business Combination Agreement includes an exclusivity provision that prohibits Spree from soliciting other business combination proposals;

•        the risk that Spree’s shareholders may fail to provide the respective votes necessary to effect the Business Combination;

•        the post-business combination corporate governance and the terms of the Investor Rights Agreement and the Voting Agreement;

•        the limited review undertaken by the Spree Board;

•        the fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Spree’s control;

•        potential litigation challenging the Business Combination;

•        the fees and expenses associated with completing the Business Combination; and

•        various other risks associated with the Business Combination, the business of Spree and the business of WHC described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the Spree Board also considered that certain of the officers and directors of Spree may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Spree’s shareholders. Spree’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the Spree Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

The Spree Board concluded that the potential benefits that it expected Spree and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Spree Board determined that the Business Combination Agreement and the Business Combination were advisable, fair to, and in the best interests of, Spree and its shareholders.

For more information about the Spree Board’s decision-making process concerning the Business Combination, please see the section entitled “The Business Combination Proposal — The Spree Board’s Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into in connection with the Business Combination Agreement. For additional information, see “Business Combination Proposal — Related Agreements.”

PIPE Financing

It is contemplated under the Business Combination Agreement that at or prior to the Closing, Spree will enter into subscription agreements with PIPE Investors in order to consummate a PIPE Financing, pursuant to which PIPE Investors will subscribe for and purchase, and Spree will issue and sell to the PIPE Investors, shares of New WHC Class A Common Stock at a price of $10.00 per share (the “Subscription Agreements”). The shares of New WHC Class A Common Stock to be issued pursuant to the Subscription Agreements will not be registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Spree will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing will be contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information, see “Business Combination Proposal — Related Agreements — PIPE Financing.”

Voting Agreement

In connection with their entry into the Business Combination Agreement, Spree and the Sponsor entered into a Voting Agreement, with the WHC CEO, as a member of WHC (the “WMG Holder”), pursuant to which Spree, Sponsor and the WMG Holder agreed, among other things, upon effectiveness of the Business Combination and on the terms and conditions set forth therein, that (i) the WMG Holder is entitled to designate four individuals, two of whom will be Class I directors and two of whom will be Class II directors, to serve as members of the board of directors of New WHC and (ii) from and after the closing of the Business Combination Agreement, Sponsor is entitled to appoint or nominate one individual to serve as Class III director of the board of directors of New WHC. Sponsor and WMG holder each agreed to vote all their Voting Interests (as defined therein) and shall take all necessary actions within their control to elect the designees nominated by the other party. For additional information, see “Business Combination Proposal — Related Agreements — Voting Agreement.”

Investor Rights Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Spree, the Sponsor, the officers and directors of Spree and certain current members of WHC entered into an investor rights agreement, which will take effect at the Closing. Under the agreement, the parties who are members of WHC and who will be holders of shares of New WHC Class A Common Stock post-Closing agreed not to effect any sale or distribution of any equity securities of Spree held by any of them during a lock-up period that will begin on the Closing Date and continue until the date that is the earlier of (i) 180 days after the Closing Date or (ii) at least 150 days subsequent to the Closing Date, if the last sale price of the New WHC Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. Further under the agreement, the holders will be granted certain registration rights with respect to their respective shares of New WHC Class A Common Stock (including shares received upon exercise of the Earnout Warrant), in each case, on the terms and subject to the conditions set forth therein. For additional information, see “Business Combination Proposal — Related Agreements — Investor Rights Agreement.”

A&R LLC Agreement of WHC

Following the Business Combination, the combined company will be organized in an Up-C tax structure, such that WHC and the subsidiaries of WHC will hold and operate substantially all of the assets and business of New WHC, and New WHC will be a publicly listed holding company that will hold equity interests in WHC. At the Closing, WHC will amend and restate its limited liability company agreement (as amended, the “A&R WHC LLC Agreement”) in its entirety to, among other things, provide the WHC unit holders the right to redeem their WHC Class B common units (together with the forfeiture of shares of New WHC Class X Common Stock held by them) for New WHC Class A Common Stock or, at New WHC’s option, cash, in each case, subject to certain restrictions set forth therein. For additional information, see “Business Combination Proposal — Related Agreements — The A&R LLC Agreement of WHC.”

Support Agreement

In connection with the execution of the Business Combination Agreement, Spree and WHC entered into a Support Agreement with certain holders of WHC units (the “WHC Members”). The Support Agreement provides, among other things, that each WHC Member agrees that if a meeting of the WHC unitholders is held with respect to the Business Combination, such WHC Members will appear at such meeting or otherwise cause such WHC Member’s WHC units to be counted as present thereat for the purpose of establishing a quorum. Each WHC Member agrees to vote (or execute and return an action by written consent) all of the WHC units held by such WHC Member in favor of the Business Combination and the other transactions contemplated by the Business Combination Agreement and against any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination or merger (other than the Business Combination Agreement), sell of all or substantially all assets, and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any covenant, representation or warranty or other obligation or agreement of WHC, as applicable, contained in the Business Combination Agreement or result in any of the conditions to closing in the Business Combination Agreement not being fulfilled. Each WHC Member further agrees not to transfer such WHC Member’s WHC units except in certain transfers in connection with consummation of the transactions under the Business Combination Agreement. For additional information, see “Business Combination Proposal — Related Agreements — Support Agreement.”

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, (i) Spree, (ii) the Sponsor, (iii) WHC, (iv) each executive officer of Spree and (v) the independent directors of Spree (together with Sponsor, the “Insiders”) entered into a Sponsor Letter Agreement, pursuant to which, among other things, (i) each Insider agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of Spree shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each Insider agreed to waive any adjustment to the conversion ratio set forth in the governing documents of Spree or any other anti-dilution or similar protection with respect to the Class B ordinary shares (including any that may result from a PIPE Financing contemplated to be consummated at the Closing), and (iii) at the option of WHC, the Sponsor will cancel any pre-Closing Spree warrants held by it in a manner proportionate to the extent of any Spree shareholder redemptions from the trust account that cause the aggregate cash proceeds from the trust account to be less than $50 million. For additional information, see “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement.”

Tax Receivable Agreement

Concurrent with the execution of the Business Combination Agreement, Spree (which will become New WHC) entered into a Tax Receivable Agreement with the TRA Party Representative (as defined in the Tax Receivable Agreement) and the additional unitholders of WHC who, from time to time, will become a party to the agreement (the TRA Party Representative, together with such additional persons, collectively, the “TRA Participants”). Pursuant to the Tax Receivable Agreement, New WHC will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New WHC actually realizes (computed using certain simplifying assumptions) as a result of the increases in New WHC’s allocable share of tax basis of the tangible and intangible assets of WHC and its subsidiaries related to any exchanges of Units (together with shares of New WHC Class X Common Stock) for shares of New WHC Class A Common Stock, or cash, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. All such payments to the TRA Participants will be New WHC’s obligation, and not that of WHC. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless New WHC exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement (computed using certain simplifying assumptions) or certain other acceleration events occur (including a change of control). For additional information, see “Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

Organizational Structure

The diagrams below depict simplified versions of the current organizational structures of Spree and WHC, respectively.

Spree

WHC

Following the completion of the Business Combination, as described above, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow WHC members to retain a direct equity ownership in WHC, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of WHC Class B Common Units. Each WHC member will also hold a number of shares of New WHC Class X Common Stock equal to the number of Units it holds. Such shares of New WHC Class X Common Stock will have no economic value and will initially entitle the holder thereof to five votes per share, and, following the 18-month anniversary of the Closing Date, one vote per share, at any meeting of the stockholders of New WHC. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of Spree will, by contrast, hold an equal number of shares of New WHC Class A Common Stock. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and Spree” for additional information on our organizational structure, including the Tax Receivable Agreement. The A&R WHC LLC Agreement will provide WHC unitholders (other than New WHC) with the right to exchange all or a portion of their WHC Class B Common Units (together with an equal number of shares of New WHC Class X Common Stock) for shares of New WHC Class A Common Stock, or, at New WHC’s option, cash of equivalent value, in each case subject to certain restrictions set forth therein.

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Domestication and the Business Combination, assuming a contractual maximum redemption scenario in which approximately 65.7%, or 13,148,740, of Spree’s outstanding public shares are redeemed, which constitutes the maximum level of redemptions that would enable the Minimum Cash Condition to still be met and the Business Combination completed.(1)

Sponsor
Existing WHC Members
Existing Spree Public Shareholders
56.8% of New WHC Common Stock (100% of New WHC Class X Common Stock (5 votes per share)) 89.4% of Voting Rights (no economic rights)
20.1% of New WHC Common Stock (46.5% of New WHC Class A Common Stock (1 vote per share)) 6.1% of Voting Rights
23.1% of New WHC Common Stock (53.5% of New WHC Class A Common Stock (1 vote per share)) 7.1% of Voting Rights
New WHC (f/k/a Spree)
Existing WHC Members
100% of WHC Class A Common Units (100% of voting rights in WHC)
100% of WHC Class B Common Units (0% of voting rights in WHC)
WHC

____________

(1)      The equity ownership and voting power shown in this structure chart are based on a contractual maximum level (13,148,740 shares, or approximately 65.7%) of redemptions of public shares that would still enable fulfillment of the Minimum Cash Condition and consummation of the Business Combination. Assuming this contractual maximum redemptions scenario, the equity ownership levels and voting power of the groups in the structure chart in New WHC Common Stock would be as follows: (a) public shareholders: 23.1% equity ownership interest (53.5% economic interest) and 7.1% voting power; (b) Sponsor: 20.1% equity ownership interest (46.5% economic interest) and 6.1% voting power; and (c) existing WHC members: 56.8% equity ownership interest (0% economic interest) and 89.4% voting power. For additional information and assumptions on these calculations, see “— Ownership of New WHC” below. In the alternative, an illustrative level (30%, or 6,000,000, public shares) of redemptions, representing approximately the midpoint between a no redemption scenario and the contractual maximum redemption scenario, would result in the following equity ownership levels and voting power in New WHC Common Stock among the groups in the above structure chart: (a) public shareholders: 37.8% equity ownership interest (70.2% economic interest) and 13.3% voting power; (b) Sponsor: 16.1% equity ownership interest (29.8% economic interest) and 5.7% voting power; and (c) existing WHC members: 46.1% equity ownership interest (0% economic interest) and 81.0% voting power. WHC will have a managing member, New WHC, and the WHC Class A Common Units held by New WHC will possess 100% of the voting rights in WHC. The WHC Class B Common Units will not have voting rights, except as required by law.

Ownership of New WHC

As of the date of this proxy statement/prospectus, there are 25,945,715 ordinary shares issued and outstanding, which includes an aggregate of 945,715 private placement shares and 5,000,000 Class B ordinary shares. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of Spree’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination), Spree’s fully-diluted share capital would be 25,945,715 ordinary shares (excluding shares issuable under outstanding warrants to purchase Class A ordinary shares).

The following table illustrates varying ownership levels in New WHC Class A Common Stock immediately following the consummation of the Business Combination, as well as possible sources and extents of dilution for non-redeeming public shareholders, under the various redemption scenarios set forth in the table, and subject to the additional assumptions set forth in the footnotes to the table. If the actual facts are different than those assumptions, the ownership percentages in New WHC will be different. All of the scenarios assume that no additional capital is contributed and that the Spree trust account funds are the only source of capital.

	No Redemptions(1)%		Illustrative Redemption(2)%		Contractual Maximum Redemption(3)%
Spree Public Shareholders	20,000,000	46.3%	14,000,000	37.8%	6,851,260		23.1%
Current members of WHC(4)	17,260,138	39.9%	17,056,138	46.1%	16,811,376		56.8%
Sponsor(5)	5,945,715	13.8%	5,945,715	16.1%	5,945,715		20.1%
Total	43,205,853	100%	37,001,853	100%	29,608,351		100%

Potential sources of dilution:
Public Warrants	10,000,000	18.8%	10,000,000	21.3%	10,000,000		25.2%
Private Warrants	472,858	1.1%	472,858	1.3%	472,858	(6)	1.6%
Earnout Warrant(7)	1,500,000	3.4%	1,500,000	3.9%	1,500,000		4.8%
2022 Plan	4,500,000	9.4%	4,500,000	10.8%	4,500,000		13.2%
ESPP	1,500,000	3.4%	1,500,000	3.9%	1,500,000		4.8%
Total Sources of Dilution(8)	17,972,858	29.4%	17,972,858	32.7%	17,972,858		37.8%

____________

(1)      Assumes that no public shares are redeemed, and potential dilution from the sources identified above are excluded.

(2)      Assumes that 6,000,000 public shares are redeemed, which amount represents approximately the midpoint between the no redemption scenario and the contractual maximum redemption scenario, and potential dilution from the sources identified above are excluded.

(3)      Assumes that 13,148,740 public shares are redeemed, which represents the estimated maximum number of public shares that may be redeemed while still enabling the Minimum Cash Condition to be met, and potential dilution from the sources identified above are excluded.

(4)      Reflects vote-only New WHC Class X Common Stock issued to unitholders of WHC in connection with the Business Combination. Each share of New WHC Class X Common Stock, together with its corresponding WHC Class B Common Unit (together, a “Paired Interest”), is exchangeable for an amount of shares of New WHC Class A Common Stock equal to the product of the number of Paired Interests exchanged multiplied by the applicable exchange rate. As of the Closing of the Business Combination, the applicable exchange rate shall be one, subject to adjustment for any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise).

(5)      Assuming the exercise and conversion of all of the securities listed in the table above under the heading “Potential sources of dilution” following the Closing, the Sponsor and its affiliates’ total potential ownership in New WHC is estimated to be approximately 9.7% of outstanding New WHC Class A Common Stock in a no redemptions scenario, 10.8% in an illustrative redemption scenario and 12.5% in a contractual maximum redemption scenario.

(6)      Assumes that no private warrants are forfeited by the Sponsor despite the maximum level of redemptions.

(7)      Assumes that all 1,500,000 shares underlying the Earnout Warrant are earned. The Earnout Warrant will vest in three tranches, exercisable for 500,000 shares each, conditioned on the VWAP of the New WHC Class A Common Stock equaling or exceeding $14.00, $18.00 and $22.00, respectively, for any 20 trading days within a period of 30 consecutive trading days following the Closing.

(8)      The percentages with respect to each additional potential source of dilution set forth in the table includes the full number of shares issuable with respect to the applicable additional potential source of dilution in both the numerator and denominator. To the extent that any shares of New WHC Class A Common Stock are issued in a PIPE Financing, such issuance will result in further dilution.

For further details, see “Business Combination Proposal — Consideration to WHC in the Business Combination.”

Date, Time and Place of Extraordinary General Meeting of Spree’s Shareholders

The extraordinary general meeting of Spree will be held at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608, and via live webcast, accessible at https://www.cstproxy.com/spreeac/_______, at            a.m., Eastern Time, on            , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned, to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

Spree shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on            , 2023, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were            ordinary shares issued and outstanding, of which            were issued and outstanding public shares.

Quorum and Vote of Spree Shareholders

A quorum of Spree shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than one-third of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting,            ordinary shares would be required to achieve a quorum.

The Sponsor has, pursuant to the Voting Agreement, agreed to, among other things, vote all of its ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor owns 22.9% of the issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Voting Agreement” in the accompanying proxy statement/prospectus for more information related to the Voting Agreement.

The proposals presented at the extraordinary general meeting require the following votes:

Business Combination Proposal:    The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Domestication Proposal:    The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Charter Proposal:    The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter at the extraordinary general meeting.

Other Governing Documents Proposals:    The approval of each of the Other Governing Documents Proposals requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Director Election Proposal:    The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

NYSE Proposal:    The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Incentive Award Plan Proposal:    The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Employee Stock Purchase Plan Proposal:    The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Adjournment Proposal:    The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Redemption Rights

Pursuant to the Existing Governing Documents, a public shareholder may request of Spree to redeem all or a portion of its public shares for cash, out of funds legally available therefor, if the Business Combination is consummated. If you hold Spree units, you must separate the underlying Spree Class A ordinary shares and Spree public warrants prior to tendering your Spree public shares. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you: (i) hold public shares; (ii) submit a written request to Continental, Spree’s transfer agent, in which you (a) request that Spree redeem all or a portion of your public shares for cash, and (b) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and (iii) deliver your public shares to Continental, Spree’s transfer agent, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m. Eastern Time on            , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Spree’s transfer agent, Spree will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of December 31, 2022, this would have amounted to approximately $10.34 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place prior to the Domestication and, accordingly, it is the public shares of Spree that will be redeemed. See “Extraordinary General Meeting of Spree — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash. Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash. The Sponsor has, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 22.9% of the issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Voting Agreement” in the accompanying proxy statement/prospectus for more information related to the Voting Agreement.

Appraisal Rights

Spree shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL. See “Extraordinary General Meeting of Spree — Appraisal Rights” in the accompanying proxy statement/prospectus for more information.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Spree has engaged            to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of Spree — Revoking Your Proxy.”

Interests of Spree Directors and Executive Officers in the Business Combination

When you consider the recommendation of the Spree Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and Spree’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of Spree shareholders generally. These interests include, among other things, the interests listed below:

•        the fact that the Sponsor has agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•        the fact that the Sponsor paid an aggregate of $25,000 for the 5,000,000 Class B ordinary shares currently owned by the Sponsor and such securities will have a significantly higher value at the time of the Business Combination (the Class A ordinary shares into which the Class B ordinary shares are convertible have an aggregate market value of approximately $            million, based on the closing price of Class A ordinary shares of $            on the NYSE on            , 2023);

•        the fact that Sponsor paid $9,457,150 for its private units, and that those private units would be worthless if a business combination is not consummated by June 20, 2023 (or prior to the conclusion of any further Extension Period, if applicable). The private placement shares and private warrants included in the private units have an aggregate market value of approximately $            million, based on the closing price of Class A ordinary shares of $            and the closing price of the public warrants of $            on the NYSE on            , 2023;

•        the fact that the Sponsor and Spree’s current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Spree fails to complete an initial business combination by June 20, 2023 (or prior to the conclusion of any further Extension Period, if applicable);

•        the fact that given the differential in the purchase price that the Sponsor paid for the founder shares as compared to the price of the public units sold in the IPO and the substantial number of Class A ordinary shares that the Sponsor will receive upon conversion of the Class B ordinary shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New WHC Class A Common Stock trades below the price initially paid for the public units in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination;

•        the agreement by the Sponsor and the other Insiders agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of Spree shareholders, including approval of the Business Combination;

•        the fact that the Investor Rights Agreement will be entered into by the Sponsor (among other parties) with New WHC, which will grant the Sponsor registration rights;

•        the fact that, if our sponsor, an affiliate of our sponsor or certain of our officers and directors make any working capital loans, up to $1,500,000 of such loans may be converted into warrants, at the price of $1.00 per warrant, at the option of the lender. Such warrants would be identical to the private warrants contained in the private units. None of such loans has been made to date;

•        the continued indemnification of Spree’s directors and officers and the continuation of Spree’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•        the fact that the Sponsor and Spree’s officers and directors will lose their entire investment in Spree (in the case of the officers and directors, by virtue of their limited partnership interests in the Sponsor) and will not be reimbursed for any out-of-pocket expenses (of which there are none currently) if an initial business combination is not consummated by June 20, 2023 (or prior to the conclusion of any further Extension Period, if applicable);

•        the fact that the Sponsor and Spree’s officers and directors may be eligible to participate in future compensation programs;

•        the fact that if the trust account is liquidated, including in the event Spree is unable to complete an initial business combination by June 20, 2023 (or prior to the conclusion of any further Extension Period, if applicable), the Sponsor has agreed to indemnify Spree to ensure that the proceeds in the trust account are not reduced below $10.20 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Spree has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Spree, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account; and

•        the fact that Spree may be entitled to distribute or pay over funds held by Spree outside the trust account to the Sponsor or any of its affiliates prior to the Closing.

See “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for additional information on interests of Spree’s directors and executive officers.

The Sponsor has, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of its ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive its anti-dilution rights with respect to its Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 22.9% of the issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Voting Agreement” in the accompanying proxy statement/prospectus for more information related to the Voting Agreement.

At any time at or prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Sponsor, WHC and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that our Sponsor, WHC and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares.

The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Other Governing Documents Proposals, the Director Election Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination. However, any public shares purchased by the Sponsor, WHC and/or their directors, officers, advisors or respective affiliates would be purchased at a price no higher than the per share pro rata portion of the trust account.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. However, any public shares so purchased by Sponsor, WHC and/or their directors, officers, advisors or respective affiliates would not be voted in favor of the Condition Precedent Proposals at the extraordinary general meeting and would not be redeemable by such purchasers. We will file or submit a Current Report on Form 8-K to disclose any arrangements entered into or purchases made by any of the aforementioned persons, which report will include the number of public shares purchased, the purchase price, the purpose of the purchase, the impact that such purposes would have on the likelihood that the Condition Precedent Proposals will be approved, the identity (if not purchased in the open market) or nature of the security holders who sold to the aforementioned persons, and the number of public shares then redeemed.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Stock Exchange Listing

Spree’s public shares and public warrants are currently listed on the NYSE under the symbols “SHAP” and “SHAP/W,” respectively. Spree intends to apply for listing, to be effective at the time of the Business Combination, of New WHC Class A Common Stock and New WHC Warrants on NYSE under the proposed symbols “ZTRP” and “ZTRP/W,” respectively. It is a condition of the consummation of the Business Combination that Spree receive confirmation from NYSE that New WHC has been conditionally approved for listing on NYSE. Spree believes that New WHC will satisfy all criteria for initial listing prior to the stockholder vote with respect to the Business Combination.

Recommendation to Shareholders of Spree

The Spree Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Spree and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the Other Governing Documents Proposals, “FOR” the Director Election Proposal, “FOR” the NYSE Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination assuming a Closing Date of            , 2023, and under the alternative assumptions that (i) none of Spree’s outstanding public shares are redeemed in connection with the Business Combination, (ii) 30%, or 6,000,000, of Spree’s outstanding public shares are redeemed in connection with the Business Combination (which constitutes an illustrative midpoint redemption scenario), or (iii) approximately 65.7%, or 13,148,740, of Spree’s outstanding public shares are redeemed in connection with the Business Combination (which constitutes the maximum level of redemptions that would enable the Minimum Cash Condition to still be met). All of the scenarios assume that no additional capital is contributed and that the Spree trust account funds are the only source of capital.

No Redemption

Source of Funds(1) (in thousands)		Uses(1) (in thousands)
Existing Cash held in trust account(1)	$206,826	WHC Consideration(3)	$182,601
Sponsor founder shares and private placement shares	59,457	Sponsor founder shares and private placement shares	59,457
Issuance to WHC unitholders(2)	172,601	Estimated Transaction Fees and Expenses(4)	20,851
		Remaining Cash on Balance Sheet	175,975
Total Sources	$438,884	Total Uses	$438,884

____________

(1)      Totals might be affected by rounding. Approximate, excluding any interest earned on cash in trust account.

(2)      Shares exchangeable for the Units issued to WHC unitholders are at a deemed value of $10.00 per share.

(3)      Includes the potential $10 million cash earn-out payment that would be payable to WHC under certain circumstances.

(4)      Fees and expenses for both Spree and WHC, includes deferred underwriting fees from Spree’s IPO.

Illustrative (30%) Redemptions

Source of Funds(1) (in thousands)		Uses(1) (in thousands)
Existing Cash held in trust account	$144,786	WHC Consideration(3)	$180,561
Sponsor founder shares and private placement shares	59,457	Sponsor founder shares and private placement shares	59,457
Issuance to WHC unitholders(2)	170,561	Estimated Transaction Fees and Expenses(4)	20,851
		Remaining Cash on Balance Sheet	113,935
Total Sources	$374,804	Total Uses	$374,804

____________

(1)      Totals might be affected by rounding.

(2)      Shares exchangeable for the Units issued to WHC unitholders are at a deemed value of $10.00 per share.

(3)      Includes the potential $10 million cash earn-out payment that would be payable to WHC under certain circumstances.

(4)      Fees and expenses for both Spree and WHC, includes deferred underwriting fees from Spree’s IPO.

Contractual Maximum (~65.7%) Redemptions

Source of Funds(1) (in thousands)		Uses(1) (in thousands)
Existing Cash held in trust account	$70,851	WHC Consideration(3)	$168,114
Sponsor founder shares and private placement shares	59,457	Sponsor founder shares and private placement shares	59,457
Issuance to WHC unitholders(2)	168,114	Estimated Transaction Fees and Expenses(4)	20,851
		Remaining Cash on Balance Sheet	50,000
Total Sources	$298,422	Total Uses	$298,422

____________

(1)      Totals might be affected by rounding.

(2)      Shares exchangeable for the Units issued to WHC unitholders are at a deemed value of $10.00 per share.

(3)      Does not reflect the potential $10 million cash earn-out payment that would be payable to WHC under certain circumstances, as the aggregate transaction proceeds (less Spree’s unpaid expenses, as calculated in accordance with the Business Combination Agreement) would not be in excess of $70.0 million under this scenario.

(4)      Fees and expenses for both Spree and WHC, includes deferred underwriting fees from Spree’s IPO.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Spree as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New WHC immediately following the Domestication will be the same as those of Spree immediately prior to the Domestication.

The Business Combination

The Business Combination is expected to be accounted for as a reverse acquisition in accordance with U.S. GAAP commensurate with the conclusion that control of New WHC is retained by historical WHC members before and after the transaction. Under this method of accounting, Spree is essentially treated as the acquired company and WHC is effectively treated as the accounting acquirer for financial statement reporting purposes with WHC’s historical consolidated financial statements carrying over at historical book values and the net assets of Spree stated at historical costs, with no goodwill or other intangible assets recorded.

The determination is primarily based on a number of factors, including:

•        the pre-combination equity holders of WHC will hold a majority of the voting power (based on the five votes per share to be possessed by each share of New WHC Class X Common Stock for the first 18 months following the Closing Date) regardless of the number of Class A ordinary shares redeemed by Spree’s public shareholders in the Business Combination;

•        certain members of the senior management of WHC will comprise the new senior management of New WHC;

•        the majority of the members of the New WHC Board will be appointed by WHC;

•        New WHC will bear the name of WHC rather than Spree; and

•        operations of the WHC will comprise the ongoing operations of New WHC.

Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of WHC with the Business Combination being treated as the equivalent of WHC issuing stock for the net assets of Spree, accompanied by a recapitalization. The net assets of Spree will be stated at historical costs, with no goodwill or other intangible assets recorded.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Spree portion of the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On November 4, 2022, Spree and WHC filed the required forms under the HSR Act with the Antitrust Division and the FTC and on December 5, 2022, the applicable 30-day waiting period expired.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New WHC’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Spree cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Spree cannot assure you as to its result.

None of Spree and WHC are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company

Spree is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Spree has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Spree, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Spree’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of Spree’s initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

Summary Risk Factors

In evaluating the proposals to be presented at the Spree extraordinary general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” Such risks include but are not limited to:

Risks relating to WHC’s business and industry, including:

•        The mobility and taxi services industries are highly competitive, with well-established and low-cost alternatives, low barriers to entry, low switching costs, and well-capitalized competitors.

•        If WHC is unable to attract or maintain a critical mass of drivers and riders, its platform will become less appealing to drivers and riders.

•        Platform users may engage in, or be subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, which may harm WHC’s ability to attract and retain drivers and riders.

•        If WHC is unable to successfully identify, acquire and integrate suitable operations or businesses, its operating results and prospects could be harmed.

•        WHC is making substantial investments in new offerings, business lines and technologies, and such new ventures are inherently risky, and WHC may never realize any expected benefits from them.

•        WHC may experience significant fluctuations in its operating results.

•        WHC’s business depends on retaining and attracting high-quality personnel, and continued attrition, future attrition, or unsuccessful succession planning could adversely affect its business. WHC may experience cyberattacks, undetected errors or bugs, security or data privacy breaches or other unauthorized or improper access to, use of, alteration of or destruction of its proprietary or confidential data, and employee data, which could result in loss of revenue, harm to its brand, business disruption, and significant liabilities.

•        If WHC is unable to successfully introduce new or upgraded services, offerings, or features for drivers and riders, its operating results could suffer.

•        WHC tracks certain operational metrics, and real or perceived inaccuracies in such metrics may harm its reputation and negatively affect its business.

•        Loss or material modification of WHC’s credit card acceptance privileges could have an adverse effect on its business and operating results.

•        WHC’s vehicle fleet ownership strategy exposes WHC to certain risks, including future changes in value and usage of vehicles.

•        WHC’s new delivery service platform may not be successful.

•        WHC’s operations are subject to significant regulatory and legal risks, including risks relating to privacy and driver classification laws, as well as risks relating to claims and lawsuits. WHC’s business could be adversely affected by climate change, natural disasters, public health crises, including the COVID-19 pandemic, political crises, economic downturns or other events.

•        WHC has identified material weaknesses in its internal control over financial reporting, and it may identify additional material weaknesses in the future or fail to maintain effective internal control over financial reporting.

Risks relating to WHC’s business following the Business Combination, including:

•        Changes in U.S. tax legislation may adversely WHC’s financial condition, operating results, and cash flows.

•        WHC may require additional capital to support the growth of its business, and this capital may not be available on reasonable terms or at all.

Risks relating to ownership of New WHC’s Class A Common Stock, including:

•        An active trading market for New WHC Class A Common Stock may never develop or be sustained.

•        Upon consummation of the Business Combination, the market price of New WHC Class A Common Stock may be volatile, which could result in substantial losses for investors.

•        A significant portion of New WHC’s total outstanding shares may be sold into the market in the near future, which could cause the market price of New WHC Class A Common Stock to drop significantly.

•        New WHC does not expect to pay any dividends for the foreseeable future.

•        Provisions in New WHC’s Proposed Governing Documents might prevent a change in control of New WHC and, therefore, depress the trading price of New WHC Class A Common Stock.

Risks relating to the Business Combination and Spree, including:

•        Our Sponsor and the other Insiders have entered into letter agreements with us to vote in favor of the Business Combination, regardless of how our public shareholders vote.

•        Neither the Spree Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.

•        Since the Sponsor and Spree’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with WHC is appropriate.

•        New WHC has broad discretion in the use of the net proceeds from the Business Combination and may not use them effectively.

•        Sponsor, WHC, our directors, executive officers, advisors and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce our public “float”

Risks relating to the consummation of the Domestication, including:

•        The Domestication may result in adverse tax consequences for holders of public shares and public warrants.

•        The rights of holders of New WHC Class A Common Stock arising under the DGCL as well as the Proposed Governing Documents will differ from and may be less favorable than the rights of holders of Class A ordinary shares.

Risks relating to Redemptions, including:

•        Public shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.

•        Spree does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of Spree’s shareholders do not support it.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma combined financial information has been derived from the unaudited pro forma combined balance sheet for the year ended December 31, 2022 and the unaudited pro forma combined statement of operations for the year ended December 31, 2022 included in “Unaudited Pro Forma Combined Financial Information.”

The selected unaudited pro forma combined financial information should be read in conjunction with the unaudited pro forma combined balance sheet and the unaudited pro forma combined statement of operations, and the accompanying notes. In addition, the unaudited combined pro forma financial information was based on and should be read in conjunction with the historical financial statements of Spree and WHC, including the accompanying notes, which are included elsewhere in this proxy statement/prospectus.

The Business Combination is expected to be accounted for as a reverse acquisition in accordance with U.S. GAAP commensurate with the conclusion that control of New WHC is retained by historical WHC members before and after the transaction. Under this method of accounting, Spree is essentially treated as the acquired company and WHC is effectively treated as the accounting acquirer for financial statement reporting purposes with WHC’s historical consolidated financial statements carrying over at historical book values and the net assets of Spree stated at historical costs, with no goodwill or other intangible assets recorded.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of Spree’s ordinary shares:

•        Assuming No Redemption:    This presentation assumes that no Spree shareholders exercise redemption rights with respect to their public shares.

•        Assuming Contractual Maximum Redemptions:    This scenario assumes that 13,148,740 Class A ordinary shares are redeemed for an aggregate redemption payment of approximately $136.0 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur but which would still provide the Minimum Cash Condition of $50 million, consisting only of Spree trust account funds and assuming no proceeds from a PIPE Financing to be delivered at the closing of the Business Combination.

	Pro forma
(in thousands, except share amounts)	No redemption scenario	Contractual maximum redemptions scenario
Statement of Operations Data-For the Year Ended December 31, 2022
Total costs and operating expenses	$79,006	$79,006
Income from operations	$3,734	$3,734
Net income	$841	$841
Net income attributable to non-controlling interests	$833	$843
Net income attributable to New WHC	$8	$(2)
Basic and diluted net income per share	$0.00	$0.00
Weighted-average New WHC Class A Common Stock outstanding	25,945,715	12,796,975

	Historical		Pro forma
(in thousands, except share amounts)	Spree	WHC	No redemption scenario	Contractual maximum redemptions scenario
Balance Sheet Data-As of December 31, 2022
Total current assets	$373	$27,391	$197,767	$71,792
Total assets	$207,199	$59,087	$230,222	$104,247
Total current liabilities	$1,823	$20,163	$19,742	$19,742
Total liabilities	$10,823	$42,721	$42,300	$42,300
Class A ordinary shares, subject to possible redemption	$206,826	$—	$—	$—
Class B redeemable units	—	8,001	—	—
Non-controlling interest	$—	$2,418	$2,418	$2,418
Redeemable non-controlling interest			177,779	173,157
Total stockholders’ equity (deficit)	$(10,450)	$8,365	$10,143	$(111,210)
Total stockholders’ equity (deficit) adjusted for non-controlling interest	$(10,450)	$5,947	$7,725	$(113,628)

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

Spree

Market Price and Ticker Symbol

Spree’s public shares and public warrants are currently listed on the NYSE under the symbols “SHAP” and “SHAP/W,” respectively. Spree intends to apply for listing, to be effective at the time of the Business Combination, of New WHC Class A Common Stock and New WHC Warrants on NYSE under the proposed symbols “ZTRP” and “ZTRP/W,” respectively. It is a condition of the consummation of the Business Combination that Spree receive confirmation from NYSE that New WHC has been conditionally approved for listing on NYSE. Spree believes that New WHC will satisfy all criteria for initial listing prior to the shareholder vote with respect to the Business Combination.

The closing price of the public shares and public warrants on October 28, 2022, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.10 and $0.04, respectively. As of            , 2023, the record date for the extraordinary general meeting, the closing price for each unit, ordinary shares and public warrants was $            , $            and $            , respectively.

Holders

There is one holder of record of Class A ordinary shares (on a stand-alone basis, apart from our units), one holder of record of Class B ordinary shares and one holder of record of Spree’s public warrants (on a stand-alone basis, apart from our units). The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Class A ordinary shares and public warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Spree has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New WHC’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New WHC Board at such time. Spree’s Board does not currently anticipate that cash dividends will be paid following the Business Combination. Further, the ability of New WHC to declare dividends may be limited by the terms of financing or other agreements entered into by New WHC from time to time.

New WHC

There is no public market for shares of New WHC’s securities.

Assuming the Business Combination is completed, the shares of New WHC Class A Common Stock (including the New WHC Class A Common Stock issued in connection with the Business Combination) will be listed and traded on the NYSE under the ticker symbol “ZTRP” and the New WHC public warrants will be listed and traded on the NYSE under the ticker symbol “ZTRP/W”.

COMPARATIVE PER SHARE DATA

The following table sets forth:

•        historical per share information of Spree for the year ended December 31, 2022;

•        historical per share information of WHC for year ended December 31, 2022; and

•        unaudited pro forma per share information of New WHC for the year ended December 31, 2022 after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•        Assuming No Redemption:    This presentation assumes that no Spree shareholders exercise redemption rights with respect to their public shares.

•        Assuming Contractual Maximum Redemptions:    This scenario assumes that 13,148,740 Class A ordinary shares are redeemed for an aggregate redemption payment of approximately $136.0 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur but which would still provide the Minimum Cash Condition of $50 million, consisting only of trust account funds and assuming no proceeds from a PIPE Financing to be delivered at the Closing.

The historical information should be read in conjunction with “WHC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Spree’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus and the audited financial statements and the related notes of WHC and Spree contained elsewhere in this proxy statement/prospectus.

The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net loss per share information below does not purport to represent what the actual results of operations of New WHC would have been had the Business Combination been completed or to project New WHC results of operations that may be achieved after the Business Combination. The unaudited pro forma book value per share information below does not purport to represent what the book value of New WHC would have been had the Business Combination been completed nor the book value per share for any future date or period.

			Pro Forma Combined
	Spree (Historical)	WHC (Historical)	No Redemption	Contractual Maximum Redemptions
As of and for the Year Ended December 31, 2022(1)
Book Value per share(2)	$($1.76)	$59,470.00	$0.30	$(8.88)
Net income per share of Class A Common Stock – basic and diluted(3)			$0.00	$0.00
Weighted average shares outstanding of Class A Common Stock – basic and diluted			25,945,715	12,796,975
Net income per share of Class A ordinary shares – basic and diluted(3)	$0.02
Weighted average shares outstanding of Class A ordinary shares – basic and diluted	20,000,000
Net loss per share of Non-Redeemable Class A and Class B ordinary shares – basic and diluted(3)	$(0.12)
Weighted average shares outstanding of Non-Redeemable Class A and Class B ordinary shares – basic and diluted	5,945,715
Net income per unit – basic and diluted(3)		$106,890
Weighted average units outstanding – basic and diluted		100

____________

(1)      There were no cash dividends declared in the period presented.

(2)      Book value per share is calculated as total equity (exclusive of non-controlling interest, in the case of WHC and pro forma combined) divided by:

•        Class A ordinary shares and Class B ordinary shares outstanding at December 31, 2022 for Spree (excluding Class A ordinary shares subject to redemption);

•        WHC Class A Common Units and WHC Class B Common Units outstanding at December 31, 2022 for WHC;

•        New WHC Class A Common Stock outstanding at December 31, 2022 for the pro forma information based on the No Redemption or Contractual Maximum Redemptions scenarios.

(3)      Net income (loss) per common share are based on:

•        Weighted average number of Redeemable Class A ordinary shares outstanding for the year ended December 31, 2022 for Spree;

•        Weighted average number of Non-Redeemable Class A ordinary shares and Class B ordinary shares outstanding for the year ended December 31, 2022, for Spree;

•        Weighted average number of WHC Class A Common Units and WHC Class B Common Units outstanding for the year ended December 31, 2022, for WHC; and

•        Weighted average number of New WHC Class A Common Stock outstanding for the year ended December 31, 2022 for the pro forma information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements with respect to (i) WHC’s future expansion and growth, (ii) WHC’s plans for recruitment of new drivers, (iii) WHC’s capitalization on future revenue opportunities, (iv) WHC’s plans for expansion of service offerings, business lines and enterprise relationships, (v) WHC’s projected operational performance, including relative to its competitors, (vi) industry and technological trends, (vii) the Business Combination, (viii) the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, the expected benefits of the Business Combination, future opportunities for the combined company, including its financial and business performance following the Business Combination (including with respect to financial projections and business metrics); and (ix) other statements regarding Spree’s, New WHC’s, or WHC’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spree and WHC. You should carefully consider the factors described under the heading “Risk Factors” in this proxy statement/prospectus. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of Spree and WHC), including the following, and other assumptions, that may cause WHC’s or Spree’s actual results or performance to be materially different from those expressed or implied by these forward-looking statements:

•        risks that adverse macro-economic trends, including inflation and increased interest rates may have an adverse effect on WHC’s business operations, as well as WHC’s financial condition and results of operations;

•        the ability to successfully compete in highly competitive markets;

•        failure to hire, retain and motivate key executives and qualified personnel;

•        the significant increased expenses and administrative burden for WHC as a public company;

•        the potential need for substantial future funding to finance operations and the inability to be able to obtain such financing or acceptable terms or at all;

•        risks relating to potential future acquisitions, including the ability to successfully identify and integrate acquisition candidates, minimize disruptions to WHC’s business and enter new markets;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination;

•        the amount of redemption requests made by Spree’s shareholders;

•        the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Spree and WHC following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement;

•        satisfaction or waiver of the conditions to the Business Combination;

•        the ability to successfully invest in and achieve expected benefits from new offerings, business lines and technologies;

•        future industry and technology trends and developments and our ability to address those trends and developments;

•        the ability to successfully defend against litigation and government proceedings;

•        the safety, affordability, and convenience of New WHC’s platform and offerings;

•        changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

•        the ability to meet stock exchange listing standards following the consummation of the Business Combination;

•        the risk that the Business Combination disrupts current plans and operations of WHC as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination;

•        costs related to the Business Combination;

•        the ability of New WHC to grow and manage growth profitably and retain its drivers and its key employees;

•        changes in and New WHC’s ability to comply with applicable laws and regulations, including applicable local laws in newly entered markets;

•        the possibility that WHC or New WHC may be adversely affected by other economic, business, and/or competitive factors; and

•        other factors detailed under the section entitled “Risk Factors.”

There may be additional risks that neither Spree nor WHC presently knows or that Spree or WHC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, they could cause actual results to differ materially from these forward-looking statements. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Forward-looking statements speak only as of the date they are made. Shareholders are cautioned not to put undue reliance on forward-looking statements, and, except as otherwise required by applicable law, Spree and WHC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Spree nor WHC gives any assurance that New WHC will achieve its expectations.

RISK FACTORS

Spree shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.

Risks Related to WHC’s Business, Operations and Industry

Unless the context otherwise requires, any reference in this section of the Risk Factors to “we,” “us” or “our” refers to WHC prior to the consummation of the Business Combination and to New WHC and its consolidated subsidiaries following the Business Combination.

Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

While we have primarily focused on the provision of mobility services since our formation in 2018, our business continues to evolve. We regularly expand our platform features, offerings and services and change our pricing methodologies. Our evolving business, industry and markets make it difficult to evaluate our future prospects and the risks and challenges we may encounter. Risks and challenges we have faced or expect to face include our ability to:

•        forecast our revenue and budget for and manage our expenses;

•        attract new qualified drivers and new riders and retain existing qualified drivers and existing riders in a cost-effective manner;

•        comply with existing and new or modified laws and regulations applicable to our business;

•        maintain demand for and confidence in the safety of our platform during and following the COVID-19 pandemic;

•        plan for and manage capital expenditures for our current and future offerings, including our continued acquisition of additional vehicles, and manage our supply chain and supplier relationships related to our current and future offerings;

•        develop, source, deploy, maintain and ensure utilization of our assets;

•        anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

•        maintain and enhance the value of our reputation and brand;

•        effectively manage our growth and business operations;

•        successfully expand our geographic reach;

•        hire, integrate and retain talented people at all levels of our organization; and

•        successfully develop new platform features, offerings and services to enhance the experience of users.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. Further, because we have an evolving financial model and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a static financial model or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

The mobility and taxi services industries are highly competitive, with well-established and low-cost alternatives that have been available for decades, low barriers to entry, low switching costs, and well-capitalized competitors in nearly every major geographic region. If we are unable to compete effectively in these industries, our business and financial prospects would be adversely impacted.

Our platform provides offerings in the mobility and taxi services industries. We compete primarily on a domestic basis, and the markets in which we compete are highly fragmented. We face significant competition in each of the mobility and taxi services industries in the United States from existing, well-established, and low-cost alternatives, and in the future we expect to face competition from new market entrants given the low barriers to entry that characterize these industries. In addition, within each of these markets, the cost to switch between services is low. Riders have a propensity to shift to the lowest-cost or highest-quality provider; and drivers have a propensity to shift to the platform with the highest earnings potential.

As we and our competitors introduce new services and offerings, and as existing services evolve, we expect to become subject to additional competition. In addition, our competitors may adopt certain of our service features, or may adopt innovations that drivers and riders value more highly than ours, which would render our services less attractive or reduce our ability to differentiate our services. Increased competition could result in, among other things, a reduction of the revenue we generate from the use of our platform, the number of platform users, the frequency of use of our platform, and our margins.

We face competition in each of our offerings, including:

•        Taxi Segment.    Our Taxi segment competes with personal vehicle ownership and usage, which accounts for the majority of passenger miles in the markets that we serve, and other transportation services, including Transportation Network Companies (TNCs), such as Uber and Lyft, traditional taxicab companies and taxi-hailing services, livery and other car services. In addition, public transportation can be a superior substitute to our Taxi segment and in many cases, offers a faster and lower-cost travel option in many cities.

•        Other Segment.    Our Other segment competes with a few large national operators and many local “mom & pop” operators in their respective localities. In addition, our SuperShuttle and ExecuCar businesses within our Other segment compete with TNC providers, international chauffer networks, such as Carey International and Addison Lee, and numerous small local operators.

Many of our competitors are well-capitalized and offer discounted services, driver incentives, rider discounts and promotions, innovative services and offerings, and alternative pricing models, which may be more attractive to riders than those that we offer. Further, some of our current or potential competitors have, and may in the future continue to have, greater resources and access to larger driver or rider bases in a particular geographic market. In addition, our competitors in certain geographic markets enjoy substantial competitive advantages such as greater brand recognition, longer operating histories, larger marketing budgets, better localized knowledge, and more supportive regulatory regimes. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, rider preferences, regulations, or standards, which may render our services or offerings less attractive. In addition, future competitors may share in the effective benefit of any regulatory or governmental approvals and litigation victories we may achieve, without having to incur the costs we have incurred to obtain such benefits.

For all these reasons, we may not be able to compete successfully against our current and future competitors. Our inability to compete effectively would have an adverse effect on, or otherwise harm, our business, financial condition, and operating results.

If we are unable to attract or maintain a critical mass of drivers and riders, whether as a result of competition or other factors, our platform will become less appealing to platform users, and our financial results would be adversely impacted.

Our success in a given geographic market significantly depends on our ability to maintain or increase our network scale in that geographic market by attracting drivers and riders to our platform. If drivers choose not to offer their services through our platform, or elect to offer them through a competitor’s platform, we may lack a sufficient supply of drivers to attract riders to our platform. We have experienced and expect to continue to experience driver supply constraints in most geographic markets in which we operate. To the extent that we experience driver supply constraints in a given market, we may not be able to increase the fees we charge the drivers to access our platform. If platform users choose to use other mobility services, we may lack sufficient opportunities for drivers to earn a fare, which may reduce the perceived utility of our platform. An insufficient supply of platform users would decrease our network supply and adversely affect our revenue and financial results. Maintaining a balance between supply and demand in any given area at any given time and our ability to execute operationally may be more important to service quality than the absolute size of the network. If our service quality diminishes or our competitors’ services achieve greater market adoption, our competitors may be able to grow at a quicker rate than we do and may diminish our network effect.

Our number of platform users may decline materially or fluctuate as a result of many factors, including, among other things, dissatisfaction with the operation of our platform, the price of fares, dissatisfaction with the quality of service provided by the drivers on our platform, quality of platform user support, negative publicity related to our brand or our industry as a whole, including as a result of safety incidents and corporate reporting related to safety, perceived political or geopolitical affiliations, a pandemic or an outbreak of disease or similar public health concern, such as the COVID-19 pandemic, or fear of such an event, treatment of drivers, dissatisfaction with changes we make to our services and offerings, or dissatisfaction with our services and offerings in general. In addition, if we are unable to provide high-quality support to platform users or respond to reported incidents, including safety incidents, in a timely and acceptable manner, our ability to attract and retain platform users could be adversely affected. If drivers and riders do not establish or maintain active accounts with us, if a social media or other campaign encouraging users to cease use of our platform takes hold, if we fail to provide high-quality support, or if we cannot otherwise attract and retain a large number of drivers and riders, our revenue would decline, and our business would suffer.

The number of drivers on our platform could decline or fluctuate as a result of a number of factors, including drivers ceasing to provide their services through our platform, passage or enforcement of local laws limiting our services and offerings, the low switching costs between competitor platforms or services, and dissatisfaction with our brand or reputation, pricing models, ability to prevent safety incidents, or other aspects of our business.

Often, we are forced to make tradeoffs between the satisfaction of various platform users, as a change that one category of users views as positive will likely be viewed as negative to another category of users. We also take measures to protect against fraud, help increase safety, and prevent privacy and security breaches, including terminating access to our platform for users with low ratings or reported incidents, and imposing certain qualifications for drivers, which may damage our relationships with platform users or discourage or diminish their use of our platform. Any decline in the number of drivers or riders using our platform would reduce the value of our network and would harm our future operating results.

In addition, changes in driver qualification and background-check requirements may increase our costs and reduce our ability to onboard additional drivers to our platform. Our driver qualification and background check process varies by jurisdiction. Legislators and regulators may pass laws or adopt regulations in the future requiring drivers to undergo a materially different type of qualification, screening, or background check process, or that limit our ability to access information used in the background check process in an efficient manner, which could be costly and time-consuming. Required changes in the qualification, screening, and background check process could also reduce the number of drivers in those markets or extend the time required to recruit new drivers to our platform, which would adversely impact our business and growth. Furthermore, we rely on a limited number of background-check providers, and we may not be able to arrange for adequate background checks from different providers on commercially reasonable terms or at all. The failure of this provider to provide background checks on a timely basis would result in our inability to onboard new drivers or retain existing drivers undergoing periodic background checks that are required to continue using our platform.

Our reputation, brand and the network effects among the drivers and riders on our platform are important to our success, and if we are not able to maintain and continue developing our reputation, brand and network effects, our business, financial condition and results of operations could be adversely affected.

We believe that building a strong reputation and brand as a safe, reliable and affordable platform and continuing to increase the strength of the network effects among the drivers and riders on our platform are critical to our ability to attract and retain qualified drivers and riders. The successful development of our reputation, brand and network effects will depend on a number of factors, many of which are outside our control. Negative perception of our platform or company may harm our reputation, brand and networks effects, including as a result of:

•        complaints or negative publicity about us, drivers on our platform, riders, our service offerings, pricing or our policies and guidelines, including our practices and policies with respect to drivers, or our industry, even if factually incorrect or based on isolated incidents;

•        illegal, negligent, reckless or otherwise inappropriate behavior by drivers or riders or third parties;

•        a failure to provide drivers with a sufficient level of ride requests, or provide drivers with competitive fares;

•        a failure to offer riders competitive ride pricing and pick-up times;

•        a failure to provide a range of ride types sought by riders;

•        concerns by riders or drivers about the safety of our platform;

•        actual or perceived disruptions of or defects in our platform, such as privacy or data security breaches or incidents, site outages, payment disruptions or other incidents that impact the reliability of our offerings;

•        litigation over, or investigations by regulators into, our platform or our business;

•        riders’ or drivers’ lack of awareness of, or compliance with, our policies;

•        changes to our policies that users or others perceive as overly restrictive, unclear or inconsistent with our values or mission or that are not clearly articulated;

•        a failure to enforce our policies in a manner that users perceive as effective, fair and transparent;

•        a failure to operate our business in a way that is consistent with our stated values and mission;

•        inadequate or unsatisfactory user support service experiences;

•        illegal or otherwise inappropriate behavior by our management team or other employees or contractors;

•        negative responses by drivers or riders to new offerings on our platform;

•        political or social policies or activities; or

•        any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

If we do not successfully maintain and develop our brand, reputation and network effects and successfully differentiate our offerings from competitor offerings, our business may not grow, we may not be able to compete effectively and we could lose existing qualified drivers or existing riders or fail to attract new qualified drivers or new riders, any of which could adversely affect our business, financial condition and results of operations. In addition, changes we may make to enhance and improve our services and offerings and balance the needs and interests of the drivers and riders on our platform may be viewed positively from one group’s perspective (such as riders) but negatively from another’s perspective (such as drivers), or may not be viewed positively by either drivers or riders. If we fail to balance the interests of drivers and riders or make changes that they view negatively, drivers and riders may stop using our platform, take fewer rides or use alternative platforms, any of which could adversely affect our reputation, brand, business, financial condition and results of operations.

If platform users engage in, or are subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, our ability to attract and retain drivers and customers may be harmed, which could have an adverse impact on our reputation, business, financial condition, and operating results.

We are not able to control or predict the actions of platform users and third parties, either during their use of our platform or otherwise, and we may be unable to protect or provide a safe environment for drivers and riders as a result of certain actions by drivers, riders and third parties. Such actions may result in injuries, property damage, or loss of life for riders and third parties, or business interruption, brand and reputational damage, or significant liabilities for us. Although we administer certain qualification processes for users of our platform, including background checks on drivers through third-party service providers, these qualification processes and background checks may not expose all potentially relevant information and are limited in certain jurisdictions according to national and local laws, and our third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility. Consequently, we expect to continue to receive complaints from riders or others, as well as actual or threatened legal action against us related to driver conduct. We have also faced civil litigation alleging, among other things, inadequate safety monitoring and general misrepresentations regarding the safety of our platform.

If our drivers, or individuals impersonating our drivers, engage in criminal activity, misconduct, or inappropriate conduct or use our platform as a conduit for criminal activity, riders may not consider our services and offerings safe, and we may receive negative press coverage as a result of our business relationship with such driver, which would adversely impact our brand, reputation, and business. Some of our competitors have experienced numerous incidents and allegations worldwide of drivers, or individuals impersonating drivers, sexually assaulting, abusing, kidnapping and/or fatally injuring riders, or otherwise engaging in criminal activity while using ridesharing or similar services. Furthermore, if riders engage in criminal activity or misconduct while using our platform, drivers may be unwilling to continue using our platform. In addition, certain regions where we operate have high rates of violent crime, which has impacted drivers and riders in those regions. If other criminal, inappropriate, or other negative incidents occur due to the conduct of platform users or third parties, our ability to attract platform users may be harmed, and our business and financial results could be adversely affected.

Public reporting or disclosure of reported safety information, including information about safety incidents reportedly occurring on or related to our platform, whether generated by us or third parties such as media or regulators, may adversely impact our business and financial results.

Further, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by drivers, riders, or third parties while using our platform, or even when drivers, riders, or third parties are not actively using our platform. On a smaller scale, we may face litigation related to claims by drivers for the actions of riders or third parties. Furthermore, operating a motor vehicle is inherently dangerous. Our auto liability and general liability insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all liability. These incidents may subject us to liability and negative publicity, which would increase our operating costs and adversely affect our business, operating results, and future prospects. Even if these claims do not result in liability, we will incur significant costs in investigating and defending against them. As we expand our services and offerings, this insurance risk will grow.

If we are unable to successfully identify, acquire and integrate suitable operations or businesses, our operating results and prospects could be harmed, and any operations or businesses we acquire may not perform as expected or be effectively integrated.

As part of our business strategy, we have entered into, and expect to continue to enter into, agreements to acquire assets, companies, form joint ventures, divest portions or aspects of our business, sell minority stakes in portions or aspects of our business, and acquire complementary companies or technologies. Competition within our industry for acquisitions of businesses, technologies, and assets is intense. As such, even if we are able to identify a target for acquisition, we may not be able to complete the acquisition on commercially reasonable terms, we may not be able to receive approval from the applicable competition authorities, or such target may be acquired by another company, including one of our competitors.

Further, negotiations for potential acquisitions or other transactions may result in the diversion of our management’s time and significant out-of-pocket costs. We may expend significant cash or incur substantial debt to finance such acquisitions, and such indebtedness may restrict our business or require the use of available cash to make interest and principal payments. In addition, we may finance or otherwise complete acquisitions by issuing equity or convertible debt securities, which may result in dilution to our equity holders, or if such convertible debt securities are not converted, significant cash outlays. If we fail to evaluate and execute acquisitions or other strategic transactions successfully or fail to successfully address any of these risks, our business, financial condition, and operating results may be harmed.

In addition, any operations or businesses we acquire may not perform as well as we expect. Failure to manage and successfully integrate acquired operations, businesses and technologies, including managing internal controls and any privacy or data security risks associated with such acquisitions, may harm our operating results and expansion prospects. The process of integrating an acquired company, operation, business, or technology or acquired personnel into our company is subject to various risks and challenges, including:

•        diverting management time and focus from operating our business to acquisition integration;

•        disrupting our ongoing business operations;

•        platform user acceptance of the acquired company’s services and offerings;

•        implementing or remediating the controls, procedures, and policies of the acquired company;

•        integrating the acquired operation or business onto our systems and ensuring the acquired operation or business meets our financial reporting requirements and timelines;

•        retaining and integrating acquired employees, including aligning incentives between acquired employees and existing employees, managing cultural differences between acquired operations or businesses and our business, as well as managing costs associated with eliminating redundancies or transferring employees on acceptable terms with minimal business disruption;

•        maintaining important business relationships and contracts of the acquired operation or business;

•        integrating the brand identity of an acquired company with our own;

•        integrating companies that have significant operations or that develop services where we do not have prior experience;

•        liability for pre-acquisition activities of the acquired company;

•        litigation or other claims or liabilities arising in connection with the acquisition or the acquired company; and

•        impairment charges associated with goodwill, long-lived assets, investments, and other acquired intangible assets.

We may in the future implement integration structures that do not fully integrate an acquired company’s operating functions. Such structures may delay the efficiencies that we expect to gain from the acquisition and our brand and reputation could be impacted by any damage or reputational harm to the acquired company’s brand.

We may not receive a favorable return on investment for prior or future acquisitions, and we cannot predict whether these transactions will be accretive to the value of our equity. It is also possible that acquisitions, combinations, divestitures, joint ventures, or other strategic transactions we announce could be viewed negatively by the press, investors, platform users, or regulators, any or all of which may adversely affect our reputation and our business. Any of these factors may adversely affect our ability to consummate a transaction, our financial condition, and our operating results.

We are making substantial investments in new offerings and technologies, and may increase such investments in the future. These new ventures are inherently risky, and we may never realize any expected benefits from them.

We have made substantial investments to develop new offerings and technologies, and we intend to continue investing significant resources in developing new technologies, tools, features, services and offerings. For example, we intend to add Black Car service to each of our existing taxicab markets, introduce our zShip package delivery service, and plan on opening our first Silver Lining Motors used car dealership in summer 2023. If we do not spend our development budget efficiently or effectively on commercially successful and innovative services and technologies, we may not realize the expected benefits of our strategy. Our new initiatives also have a high degree of risk and unproven business strategies and technologies with which we have limited or no prior development or operating experience. Because such offerings and technologies are new, they will likely involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges, and other risks, some of which we do not currently anticipate.

There can be no assurance that rider demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that services and offerings developed by others will render our services and offerings noncompetitive or obsolete. Further, our development efforts with respect to new services, offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established services, offerings and technologies. Even if we are successful in developing new services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new services, offerings or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, operating results, and prospects may be harmed.

We may experience significant fluctuations in our operating results. If we are unable to sustain profitability, our prospects would be adversely affected and investors may lose some or all of the value of their investment.

Our operating results may vary significantly and are not necessarily an indication of future performance. These fluctuations may be a result of a variety of factors, some of which are beyond our control. In addition, we may experience seasonal fluctuations in our financial results, such as decreased demand during traditional vacation times. Our growth has made, and may in the future make, seasonal fluctuations difficult to detect. Other seasonal trends may develop or these existing seasonal trends may become more extreme, which would contribute to fluctuations in our operating results. In addition to seasonality, our operating results may fluctuate as a result of factors including our ability to attract and retain new platform users, increased competition in the markets in which we operate, our ability to expand our operations in new and existing markets, our ability to maintain an adequate growth rate and effectively manage that growth, our ability to keep pace with technological changes in the industries in which we operate, changes in governmental or other regulations affecting our business, harm to our brand or reputation, and other risks described elsewhere in this proxy statement/prospectus. As such, we may not accurately forecast our operating results. We base our expense levels and investment plans on estimates. A portion of our expenses and investments are fixed, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, resulting in losses that exceed our expectations. If we are unable to achieve sustained profits, our prospects would be adversely affected and investors may lose some or all of the value of their investment.

If our growth is slower than we currently expect, we may not be able to sustain profitability, which would adversely affect our financial results and future prospects.

We believe that our growth depends on a number of factors including our ability to:

•        grow supply and demand on our platform;

•        increase existing platform users’ activity on our platform;

•        continue to introduce our platform to new markets;

•        provide high-quality support to drivers and riders;

•        expand our business and increase our market share and category position;

•        compete with the services and offerings of, and pricing and incentives offered by, our competitors;

•        develop new services, offerings, and technologies;

•        identify and acquire or invest in businesses, services, offerings, or technologies that we believe could complement or expand our platform;

•        penetrate suburban and rural areas and increase the number of rides taken on our platform outside metropolitan areas;

•        comply with existing local regulations in key markets where we operate; and

•        increase positive perception of our brand.

We may not successfully accomplish any of these objectives. A softening of driver or rider demand, whether caused by changes in the preferences of such parties, failure to maintain our brand, changes in the U.S. or global economies, licensing fees in various jurisdictions, competition, or other factors, may result in decreased revenue or growth and our financial results and future prospects would be adversely impacted. We expect to continue to incur significant expenses, and if we cannot increase our revenue at a faster rate than the increase in our expenses, we will not sustain profitability.

Our business depends on retaining and attracting high-quality personnel, and continued attrition, future attrition, or unsuccessful succession planning could adversely affect our business.

Our success depends in large part on our ability to attract and retain high-quality management, operations, engineering, and other personnel who are in high demand, are often subject to competing employment offers, and are attractive recruiting targets for our competitors.

Future leadership transitions and management changes may cause uncertainty in, or a disruption to, our business, and may increase the likelihood of senior management or other employee turnover. The loss of qualified executives and employees, or an inability to attract, retain, and motivate high-quality executives and employees required for the planned expansion of our business, may harm our operating results and impair our ability to grow.

In addition, we depend on the continued services and performance of our key personnel, including our President and Chief Executive Officer and Chief Financial Officer. We may not be able to properly manage any such shift in focus, and any changes to our business may ultimately prove unsuccessful.

In addition, our failure to put in place adequate succession plans for senior and key management roles or the failure of key employees to successfully transition into new roles, for example, as a result of reductions in workforce, organizational changes and attrition, could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions has had and may in the future have an adverse effect on our business resulting from the loss of such person’s skills, knowledge of our business, and years of industry experience. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

If we experience security or privacy breaches or other unauthorized or improper access to, use of, disclosure of, alteration of or destruction of our proprietary or confidential data, employee data, or platform user data, we may face loss of revenue, harm to our brand, business disruption, and significant liabilities.

We, or vendors operating on our behalf, collect, use, and process a variety of personal data, such as email addresses, mobile phone numbers, profile photos, location information, drivers’ license numbers and Social Security numbers of drivers, rider payment card information, and driver and rider bank account information. As such, we may be an attractive target of data security attacks by third parties. Any failure to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration, encryption, or destruction of, any such data could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new platform users, and disruption to our business. We rely on third-party service providers to host or otherwise process some of our data and that of platform users, and any failure by such third party to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration, encryption, or destruction of, such information could have similar adverse consequences for us.

Because the techniques used to obtain unauthorized access, disable or degrade services, or sabotage systems change frequently and are often unrecognizable until launched against a target, we may be unable to anticipate these techniques and implement adequate preventative measures. Our servers and platform may be vulnerable to computer viruses or physical or electronic break-ins that our security measures may not detect. Individuals able to circumvent our security measures may misappropriate confidential, proprietary, or personal information held by or on behalf of us, disrupt our operations, damage our computers, seek ransom to restore and not distribute data, or otherwise damage our business. In addition, we may need to expend significant resources to protect against security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance.

Security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental investigation.

Cyberattacks, including computer malware, ransomware, viruses, spamming, and phishing attacks could harm our reputation, business, and operating results.

We rely heavily on information technology systems across our operations. Our information technology systems, including mobile and online platforms and mobile payment systems, administrative functions such as human resources, payroll, accounting, and internal and external communications, and the information technology systems of our third-party business partners and service providers, contain proprietary or confidential information related to business and personal data, including sensitive personal data, entrusted to us by platform users, employees, and job candidates. Cyberattacks that leverage computer malware, ransomware, viruses, spamming, and phishing have become more prevalent, and may occur on our systems or our vendors’ systems in the future. Cyber threats are constantly evolving and employing more sophisticated attack techniques. Our or our vendors’ detection capabilities may not be sufficient to prevent or detect a sophisticated cyber attacker, such as a nation state using a zero-day exploit or unknown malware. Although we have not experienced a cyberattack on our systems to date, future breaches of our or our vendors’ facilities, network, or data security could disrupt the security of our systems and platforms, impair our ability to protect data, compromise confidential or technical business information harming our reputation or competitive position, result in theft or misuse of our intellectual property or other assets, require us to allocate more resources to improve technologies, or otherwise adversely affect our reputation, business and operating results.

Various other factors may also cause system failures or security breaches, including power outages, catastrophic events, inadequate or ineffective redundancy, issues with upgrading or creating new systems or platforms, flaws in third-party software or services, errors by our employees or third-party service providers, or breaches in the security of these systems or platforms. For example, fraudsters may attempt to induce employees or platform users to disclose information to gain access to our data or the data of platform users. If our or our vendors’ incident response, disaster recovery, and business continuity plans do not resolve these issues in an effective manner, they could result in adverse impacts to our business operations and our financial results. Although we have developed, and continue to develop, systems and processes that are designed to protect our data and that of platform users, and to prevent data loss, undesirable activities on our platform, and security breaches, we cannot guarantee that such measures will provide absolute security. Our efforts on this front may be unsuccessful as a result of, for example, software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve, and we may incur significant costs in protecting against or remediating cyber-attacks. Any actual or perceived failure to maintain the performance, reliability, security, and availability of our services, offerings, and technical infrastructure to the satisfaction of platform users and certain regulators would likely harm our reputation and result in loss of revenue from the adverse impact to our reputation and brand, disruption to our business, and our decreased ability to attract and retain drivers and riders.

Our platform is highly technical, and any undetected errors could adversely affect our business.

Our platform is a complex system composed of many interoperating components and incorporates software, both our proprietary software and software and services from third parties, that is highly complex. Our business is dependent upon our ability to prevent system interruption on our platform. Our software may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Bugs in our software, third-party software, misconfigurations of our systems, and unintended interactions between systems could result in our failure to comply with certain federal, state, or foreign reporting obligations, or could cause downtime that would impact the availability of our service to platform users. We have from time to time found defects or errors in our system and may discover additional defects in the future that could result in platform unavailability or system disruption. In addition, we have experienced outages on our platform due to circumstances within our control, such as outages due to software limitations. We rely on third party vendors for the operation of our platform. If our third-party vendors, including without limitation hosting vendors, fail, our platform users may experience down time. If sustained or repeated, any of these outages could reduce the attractiveness of our platform to users. In addition, our release of new software in the past has inadvertently caused, and may in the future cause, interruptions in the availability or functionality of our platform. Any errors, bugs, or vulnerabilities discovered in our code or systems after release could result in an interruption in the availability of our platform or a negative experience for drivers and riders and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of platform users, loss of revenue or liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results.

Failure to protect or enforce our intellectual property rights could harm our business, financial condition and results of operations.

Our success depends in part on our ability to obtain, maintain, protect, and enforce our intellectual property and other proprietary rights. We rely upon a combination of trademark, copyrights, and trade secret laws, as well as affiliate agreements, confidentiality agreements and other similar agreements, to protect our intellectual property and other proprietary rights. The foregoing provides only limited protection and any of the intellectual property rights owned by or licensed to us may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated.

There can also be no assurances that third parties will not also independently develop or offer services that are similar to, or competitive with, our services. Despite our efforts to protect our intellectual property, unauthorized parties may also attempt to disclose, copy, use, duplicate or obtain and use our intellectual property, and policing unauthorized use of our technology and intellectual property rights is difficult, costly and may not be effective. In order to adequately protect our intellectual property and other proprietary rights, we may be required to devote significant time and resources to defending against claims or protecting and enforcing our own rights. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. These actions as well as any failure to secure, maintain, protect or enforce our intellectual property and other proprietary rights could have a material adverse effect on our business, financial condition, and results of operations.

Our success and ability to compete also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. We may in the future encounter disputes from time to time concerning intellectual property rights of others, including our competitors, and we may not prevail in these disputes. Third parties may raise claims against us alleging an infringement, misappropriation or other violation of their intellectual property rights, including trademarks, copyrights, trade secrets or other intellectual property or proprietary rights. We may not be aware of whether our products or services do or will infringe existing or future intellectual property rights of others even if we diligently search for third-party intellectual property that our products or services may potentially infringe. Litigation may be necessary to defend against alleged infringement or determine the validity and scope of proprietary rights claimed by others. The resolution of any such disputes or litigations is difficult to predict.

An assertion of an intellectual property infringement, misappropriation or other violation claim against us, regardless of the merit of such claims, may result in adverse judgments, settlement on unfavorable terms or cause us to spend significant amounts to defend the claim, even if we ultimately prevail and we may have to pay significant monetary damages, lose significant revenues, be prohibited from using the relevant technologies or other intellectual property (temporarily or permanently), cease providing certain product offerings or incur significant license, royalty or technology development expense, or suffer harm to our brand, any of which could adversely affect our business, financial condition and results of operations. Even in instances where we believe that claims and allegations of intellectual property infringement, misappropriation or other violation against us are without merit, defending against such claims could be costly, time consuming and could result in the diversion of time and attention of our management team and technical personnel. In addition, although in some cases a third party may have agreed to indemnify us for such infringement, misappropriation or other violation, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

An adverse determination in any intellectual property claim could require us to pay damages and/or stop using our technologies, trademarks, copyrighted works and other material found to be in violation of another party’s rights and could prevent us from using our technologies unless we enter into royalty or licensing arrangements with the prevailing party or are able to redesign our product offerings and processes to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our product offerings in a way that would not infringe the intellectual property rights of others. In addition, such claims may result in negative publicity about us, which could harm our reputation.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We rely on our trademarks, service marks, Internet domain names and logos to market our brands and to build and maintain brand loyalty and recognition. We rely on trademark protections to protect our business and our service offerings. We generally seek to register and continue to register and renew, or secure by contract where appropriate, trademarks, trade names and service marks as they are developed and used, and reserve, register and renew domain names as appropriate. Our registered or unregistered trademarks, trade names or service marks may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Similarly, not every variation of a domain name may be available or be registered, even if available. We may not be able to protect our rights to these trademarks, domain names and trade names, which we need to build brand name recognition by potential customers or partners in our markets of interest. While we seek to protect the trademarks we use, we may be unsuccessful in obtaining registrations and/or otherwise protecting these trademarks. If that were to happen, we may be prevented from using our names, brands and trademarks unless we enter into appropriate royalty, license or coexistence agreements. Furthermore, if we expand our services and offerings outside the United States in the future, ineffective legal protection of our trademarks, trade names and service marks, or existing entities using such trademarks, trade names or service marks in those regions might adversely affect our ability to protect our rights to such intellectual property and establish brand recognition in certain international markets. Over the long term, if we are unable to establish name recognition based on our trademarks, service marks, domain names and trade names, then we may not be able to compete effectively and our business could be adversely affected.

Our ownership of the proprietary source code and other intellectual property that we use in the business may be challenged and subject us to adverse effects.

We have not obtained written intellectual property assignment agreements from all the employees or contractors that have developed our proprietary source code and other intellectual property. We believe that we own or otherwise have the right to use all proprietary source code and other intellectual property used in our business by operation of law or written assignment agreements. However, until such time as all our employees or contractors who developed source code or other intellectual property used in our business have executed written assignment agreements definitively assigning to us ownership of all such source code and other intellectual property, there is some risk that a party involved in the creation of such source code or other intellectual property may dispute our ownership or right to use such source code or intellectual property. If our right to use such source code or intellectual property is challenged, we may need to expend resources to defend against a legal challenge or proceeding or redevelop portions of our platform. We intend to seek fully executed assignment agreements from all employees or contractors who have developed source code or other intellectual property used in our business prior to or shortly after the consummation of the transaction to further evince our ownership status.

If we are unable to successfully introduce new or upgraded services, offerings, or features for drivers and riders, we may fail to retain and attract such users to our platform and our operating results would be adversely affected.

To continue to retain and attract drivers and riders to our platform, we will need to continue to invest in the development of new services, offerings, and features that add value for drivers and riders, and that differentiate us from our competitors. Developing and delivering these new or upgraded services, offerings, and features is costly, and the success of such new services, offerings, and features depends on several factors, including the timely completion, introduction, and market acceptance of such services, offerings, and features. Moreover, any such new or upgraded services, offerings, or features may not work as intended or may not provide intended value to platform users. If we are unable to continue to develop new or upgraded services, offerings, and features, or if platform users do not perceive value in such new or upgraded services, offerings, and features, platform users may choose not to use our platform, which would adversely affect our operating results.

We track certain operational metrics and our category position with internal systems and tools, and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain operational metrics with internal systems and tools, including through our zMetricz analytics platform, that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose, or our estimates of our category position. If the internal systems and tools we use to track these metrics undercount or over count performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations across North America. For example, riders may have multiple accounts. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, or if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected.

Loss or material modification of our credit card acceptance privileges could have an adverse effect on our business and operating results.

In 2022, approximately $57.9 million of the total fare or meter value of all trips completed by our drivers was paid by passengers and clients through either credit card or debit card. As such, the loss of our credit card acceptance privileges would significantly limit our business model. We are required by our payment processors to comply with payment card network operating rules, including the Payment Card Industry (“PCI”) and Data Security Standard (the “Standard”). The Standard is a comprehensive set of requirements for enhancing payment account data security developed by the PCI Security Standards Council to help facilitate the broad adoption of consistent data security measures. Our failure to comply with the Standard and other network operating rules could result in fines or restrictions on our ability to accept payment cards. Under certain circumstances specified in the payment card network rules, we may be required to submit to periodic audits, self-assessments, or other assessments of our compliance with the Standard. Such activities may reveal that we have failed to comply with the Standard. If an audit, self-assessment, or other test determines that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time consuming remediation efforts. In addition, even if we comply with the Standard, there is no assurance that we will be protected from a security breach. Moreover, the payment card networks could adopt new operating rules or interpret existing rules that we or our processors might find difficult or even impossible to follow, or costly to implement. The payment card network rules and applicable laws also may require us to make certain disclosures in a certain manner to riders in relation to the checkout process and to resolve payment-related disputes with our riders in accordance with applicable laws and rules. In addition to violations of network rules, including the Standard, any failure to maintain good relationships with the payment card networks and payment processors and banks that facilitate our use of the payment card networks and other payment methods could impact our ability to receive incentives from them, could increase our costs, or could otherwise harm our business. The loss of our credit card acceptance privileges for any one of these reasons, or the significant modification of the terms under which we obtain credit card acceptance privileges, may have an adverse effect on our business, revenue, and operating results.

Our vehicle fleet ownership strategy exposes us to certain risks, including with respect to the acquisition of vehicles on favorable terms, decreases in the residual value related to the used car market values, or reductions in the utilization of vehicles in the fleets.

Unlike TNC providers such as Uber or Lyft, we own the majority of our fleet of vehicles used by our drivers rather than our drivers using their personally owned vehicles. Historically, we have been able to purchase the majority of our vehicles from sellers on economically favorable terms. There can be no assurances that we will be able to continue purchasing future vehicles on economically favorable terms. We may need to purchase new vehicles in the future from auto manufacturers or other third parties. To the extent that any of these auto manufacturers or other third parties significantly curtail production, increase the cost of purchasing cars or decline to sell cars to us on economically favorable terms, despite sourcing vehicles from the used car market and other efforts to mitigate, we may be unable to obtain a sufficient number of vehicles to operate our businesses without significantly increasing fleet costs or reducing volumes. In addition, in the event that auto manufacturers issue recalls that affect the usage or the supply of vehicles or automotive parts is interrupted, including as a result of public health crises, such as the COVID-19 pandemic, affecting vehicles in our fleet, we may incur additional costs or delays in servicing our fleet, resulting in reduced utilization of the vehicles in our fleet. Reduced utilization could increase the costs of maintaining our fleet or storing or moving unused vehicles.

We intend to sell our vehicles when we determine that such vehicles should be replaced due to age or condition. Our ability to generate a return on these sales may be adversely impacted by the relative strength of the used car market. We currently sell vehicles through auctions, third-party resellers and other channels in the used vehicle marketplace. Such channels may not produce stable used vehicle prices. It may be difficult to estimate the residual value of vehicles used in our platform. A reduction in residual values for vehicles in our fleet could cause us to sustain a substantial loss on the ultimate sale of such vehicles or require us to depreciate those vehicles at a more accelerated rate. If we are unable to obtain and maintain our fleet of vehicles cost-efficiently or if we are unable to accurately forecast the residual values of vehicles in the fleets, our business, financial condition and results of operations could be adversely affected.

Our new delivery service platform may not be successful and may expose us to additional risks.

We are in the process of deploying our new zShip package delivery in select markets. This offering, which began beta testing in Kansas City in 2021, will allow businesses to send goods from one location to another. We started a limited rollout in Austin Texas and Houston Texas markets in the first quarter of 2023. Drivers are provided the opportunity to opt-in to receive delivery requests and are currently paid based on a delivery-specific fare structure. We face a number of challenges that may affect the ultimate success of this offering, including:

•        the market for this service may not develop at all;

•        we may be unable to attract and retain drivers for this service, drivers currently using our platform may not opt-in to drive for this service, or this service may divert drivers from our mobility offerings, which may create shortages of driver supply;

•        we may be unable to attract and retain businesses to participate in this service;

•        we may fail to develop an effective pricing model for this offering that incentivizes drivers and businesses to use this service while maintaining margins for us;

•        our competitors may have more experience with respect to business or customer deliveries, greater brand recognition in the delivery space, or greater financial or other resources that enable them to derive greater revenue, attract and retain drivers and businesses for their similar offerings, and more efficiently provide their offerings;

•        we may incur additional costs and expenses associated with providing business or rider delivery services, including insurance-related and other costs;

•        we may be subject to litigation in a number of areas, including personal injury and automotive liability;

•        we are subject to a variety of laws and regulations that are costly to comply with and may affect the profitability of this offering or our ability to offer delivery in some markets, including laws and regulations regarding pricing or driver benefits, and any failure to comply with such laws and regulations will adversely affect our deliveries offering; and

•        we may fail to effectively respond to market developments in a timely manner, or at all.

Additionally, the development of this delivery service platform may divert resources, including management’s attention, from our other offerings and adversely affect their development. If we are unable to develop and grow our delivery service platform, or unable to do so cost-effectively, whether as a result of our own actions or market conditions more generally, our business, financial condition and results of operations could be adversely affected.

We may expand our services and offerings outside the United States in the future, and any future international expansion strategy will subject us to additional costs and risks and our plans may not be successful.

We may expand our services and offerings outside the United States in the future. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

•        recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;

•        competition from local incumbents that better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;

•        differing demand dynamics, which may make our offerings less successful;

•        public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses;

•        complying with varying laws and regulatory standards, including with respect to privacy, data protection, cybersecurity, tax, trade compliance and local regulatory restrictions and disclosure requirements;

•        ineffective legal protection of our intellectual property rights in certain countries or theft or unauthorized use or publication of our intellectual property and other confidential business information;

•        obtaining any required government approvals, licenses or other authorizations;

•        varying levels of Internet and mobile technology adoption and infrastructure;

•        currency exchange restrictions or costs and exchange rate fluctuations;

•        political, economic, or social instability;

•        tax policies, treaties or local laws and regulations that could have an unfavorable business impact; and

•        limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Our lack of experience in operating our business internationally increases the risk that any potential future international expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition and results of operations could be adversely affected.

In addition, international expansion may increase our risks in complying with laws and standards in the U.S. and other jurisdictions, including with respect to customs, anti-corruption, anti-bribery, export controls and trade and economic sanctions. We cannot assure you that our employees and agents will not take actions in violation of applicable laws, for which we may be ultimately held responsible. In particular, any violation of the applicable anti-corruption, anti-bribery, export controls and similar laws could result in adverse media coverage, investigations, significant legal fees, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, and/or substantial diversion of management’s attention, all of which could have an adverse effect on our reputation, brand, business, financial condition and results of operations.

We are subject to climate change risks, including physical and transitional risks, and if we are unable to manage such risks, our business may be adversely impacted.

We face climate change related physical and transition risks, which include the risk of market shifts toward electric vehicles (“EVs”) and lower carbon business models and risks related to extreme weather events or natural disasters. If we acquire EVs in the future, or if our drivers utilize their own EVs in providing services under our platform, the increased costs of acquiring and maintaining EVs and range limitations of EVs could increase our and our drivers’ operating costs. In addition, climate-related events, including the increasing frequency, severity and duration of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business, our third-party suppliers, and the business of drivers using our platform, and may cause us to experience higher losses and additional costs to maintain or resume operations. Furthermore, as we continue to expand our operations, we may in the future become subject to emerging climate policies such as California’s Clean Miles Standard and Incentive Program, which imposes greenhouse gas and EV requirements on our industry. Failure to meet such future requirements may have adverse impacts on our costs and ability to operate in California, as well as public goodwill towards our company.

Risks Related to Regulatory and Legal Factors

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition and results of operations.

We are subject to a wide variety of laws in the United States and other jurisdictions. Laws, regulations and standards governing issues such as TNCs, taxi cab operations, worker classification, labor and employment, anti-discrimination, payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, defects, recalls, auto maintenance and repairs, personal injury, text messaging, subscription services, intellectual property, securities, rider protection, taxation, privacy, data security, competition, unionizing and collective action, antitrust, terms of service, mobile application accessibility, insurance, money transmittal, non-emergency medical transportation, healthcare fraud, waste, and abuse, environmental health and safety, greenhouse gas emissions, background checks, public health, anti-corruption, anti-bribery, political contributions, lobbying, import and export restrictions, trade and economic sanctions, foreign ownership and investment, foreign exchange controls and delivery of goods including (but not limited to) medical supplies and prescription drugs are often complex and subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies.

We operate a network of taxi operators and transportation service providers. As such, we are subject to a wide variety of laws and regulations at both the state and local levels. These laws, regulations and standards govern matters concerning taxi, black car, shuttle and paratransit services, TNCs, ridesharing, worker classification, labor and employment, anti-discrimination, payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, personal injury, text messaging, subscription services, intellectual property, rider protection, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application accessibility, bike and scooter sharing, money transmittal, non-emergency medical transportation, autonomous vehicles and background checks.

The type of regulation varies. As such, we are sometimes governed by extensive regulations that may apply to nearly every aspect of our taxi service, including but not limited to, market entry, transfer of control, fleet size. franchises, fare setting, airport surcharges, driver requirements, limitations on the number of permits, vehicle requirements, insurance coverage, geographic coverage, access for disabled riders, antidiscrimination provisions and proof of public convenience and necessity. In certain jurisdictions our black car, shuttle, and paratransit services are also subject to somewhat similar regulations.

We also operate as a TNC in Missouri, Indiana and Pennsylvania. Due to the rapid changes that are occurring in the transportation industry as a result of new information and communications technologies in general and in ridesharing in particular, large majority of states have adopted laws related to TNCs to address the unique issues of the ridesharing industry. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented and interpreted in response to our industry and related technologies. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies.

We may be subjected to claims and lawsuits and other proceedings that may adversely affect our business, financial condition and results of operations.

We have been subject to claims, lawsuits, and other legal and regulatory proceedings in the ordinary course of business, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new offerings. We have also been subject to claims, lawsuits and other legal and regulatory proceedings seeking to hold us liable for the actions of independent contractor drivers on our platform.

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and results of operations. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business, commercial, and government partners and current and former directors and officers.

As we continue to expand our platform offerings and user base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Many of these laws and regulations were adopted prior to the advent of the TNC industry and related technologies and, as a result, do not contemplate or address the unique issues faced by the TNC industry.

For example, contracting with healthcare entities and transportation brokers representing healthcare entities may subject us to certain healthcare related laws and regulations. These laws and regulations may impose additional requirements on us and our platform in providing access to rides on behalf of healthcare partners through our enterprise mobility services offered by our Other segment. Additional requirements may arise related to the collection and storage of data and systems infrastructure design, all of which could increase the costs associated with our offerings to healthcare partners. With respect to our healthcare rides matched through our enterprise mobility offering and provided to Medicaid or Medicare Advantage beneficiaries, we are subject to healthcare fraud, waste and abuse laws that impose penalties for violations. Significant violations of such laws could lead to our loss of Medicaid provider enrollment status, and could also potentially result in exclusion from the federal programs as an authorized transportation platform provider. Further, we may in certain circumstances be or become considered a government contractor with respect to certain of our services, which would expose us to certain risks such as the government’s ability to unilaterally terminate contracts, the public sector’s budgetary cycles and funding authorization, and the government’s administrative and investigatory processes.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to our platform offerings, it is possible that our practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations or any other obligations relating to our platform offerings, could harm our reputation and brand, discourage new and existing drivers and riders from using our platform, lead to refunds of rider fares or result in fines or proceedings by governmental agencies or private claims and litigation, any of which could adversely affect our business, financial condition and results of operations.

A determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could harm our business, financial condition and results of operations. For example, a determination that classifies one of our drivers as an employee, whether we are party to such determination or not, could cause us to incur significant expenses or require substantial changes to our business model.

Our business would be adversely affected if drivers were classified as employees, workers or quasi-employees.

The classification of drivers as independent contractors by mobility service providers is currently being challenged in courts, by legislators and by government agencies in the United States and abroad. We believe that our drivers are independent contractors because, among other things, they can choose whether, when, and where to provide services on our platform, can experience profit (or a potential loss) because they have an investment in their business, are obligated to pay the full lease regardless of what they earn, and even if they own their own car, the contractors must pay a flat fee to purchase our services. Further, the contractors are free to provide services on our competitors’ platforms. All of our operating companies are licensed as taxicab companies and in some markets are also licensed as TNCs. Our business model is a hybrid between a taxicab and a TNC while primarily operating as a licensed taxicab operator with app-based features similar to other TNC companies (e.g. Uber or Lyft). Nevertheless, we may not be successful in defending the classification of drivers in some or all jurisdictions should a challenge to their classification arise. Furthermore, the costs associated with defending, settling, or resolving pending and future government agency investigations, board complaints, and lawsuits relating to the classification of drivers may be material to our business.

Changes to federal, state, and local laws governing the definition or classification of independent contractors, or agency and judicial decisions regarding independent contractor classification, could require classification of drivers as employees (or workers or quasi-employees where those statuses exist) and/or representation of drivers by labor unions. For example, California’s Assembly Bill 5 (“AB5”) became effective as of January 1, 2020. Government authorities and private plaintiffs have brought litigation asserting that Assembly Bill 5 requires drivers in California to be classified as employees. Various lawsuits have been brought to challenge AB5 including a case that is now pending at the Ninth Circuit. Oral argument was held in July 2022. Related lawsuits have also been brought by the trucking industry to challenge application of AB5 to commercial truck drivers. The Ninth Circuit upheld the law finding that AB5 is a proper regulation of economic activity, not speech, and that it was not preempted by federal law. On June 27, 2022, the United States Supreme Court declined to hear those cases.

As a response to AB5, in November 2020, California voters approved Proposition 22, a California state ballot initiative that provides a framework for drivers that use platforms like ours for independent contractor work. Proposition 22 went into effect in December 2020 but in August 2021, a California state court judge declared Proposition 22 unconstitutional and unenforceable. The case is currently on appeal to the California Court of Appeals. As of August 2022, oral argument was pending. If Proposition 22 is upheld, for any operations we may develop in California, our drivers may be able to maintain their status as independent contractors under California law, however, we and our competitors will be required to comply with the provisions of Proposition 22.

There are similar challenges in other jurisdictions. For example, in July 2020, the Massachusetts Attorney General filed a complaint against Uber and Lyft, alleging that drivers are misclassified, and seeking an injunction. There are other government agency and private lawsuits by drivers or classes of drivers throughout the United States also challenging their independent contractor classification. Note, these examples are representative and not exhaustive of the types of misclassification legislation and potential legal challenges we may face in various jurisdictions.

In addition, reclassification of drivers as employees, workers or quasi-employees where those statuses exist, have and could lead to groups of drivers becoming represented by labor unions and similar organizations. If a significant number of drivers were to become unionized and collective bargaining agreement terms were to deviate significantly from our business model, our business, financial condition, operating results and cash flows could be materially adversely affected. In addition, a labor dispute involving drivers may harm our reputation, disrupt our operations and reduce our net revenues, and the resolution of labor disputes may increase our costs.

While our business differs in some material respects from that of Uber and Lyft, and historically taxi drivers have been considered independent contractors, courts, administrative agencies, or other governing bodies may choose to apply the rules applicable to other industries to our business given our app-based capabilities, which may have a material impact on our business model, our business, financial condition, operating results and cash flows which could be materially adversely affected. If, as a result of legislation or judicial decisions, we are required to classify drivers as employees, we would incur significant additional expenses for compensating drivers, including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and potential penalties. In this case, we anticipate significant price increases for riders to offset these additional costs. Additionally, we may not have adequate driver supply as drivers may opt out of our platform given the loss of flexibility under an employment model, and we may not be able to contract with a majority of the drivers currently using our platform. Further, any such reclassification would require us to fundamentally change our business model, and consequently have an adverse effect on our business, results of operations, financial position and cash flows.

In addition, if we are required to classify drivers as employees, workers or quasi-employees, this may impact our current financial statement presentation including revenue and cost of revenue.

Changes in laws or regulations relating to privacy or the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy or the protection or transfer of data relating to individuals, could adversely affect our business.

We, or vendors operating on our behalf, receive, transmit, and store a large volume of personal data relating to the users on our platform, as well as other personal data relating to individuals such as our employees and independent contractors including drivers. Numerous local, municipal, state, federal, and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data, including without limitation the California Online Privacy Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Telephone Consumer Protection Act of 1991 (the “TCPA”), Section 5 of the Federal Trade Commission Act, the California Consumer Privacy Act (the “CCPA”), the California Privacy Rights Act (the “CPRA”) and the U.S. Federal Health Insurance Portability and Accountability Act of 1996, (“HIPAA”), and newly passed legislation in states such as Virginia, Colorado, Connecticut, and Utah. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another.

In the United States, the CCPA, which went into effect on January 1, 2020, among other things, requires disclosures to California riders, imposes obligations on businesses that process California riders’ personal information, and affords such riders new rights, including the ability to opt out of certain sales of personal information. The CCPA provides for fines of up to $7,500 per violation as well as a private right of action for certain data breaches that result in the loss of personal information, which could increase the likelihood of, and risks associated with, data breach litigation.

The CCPA continues to evolve and could require us to modify our data processing practices and policies and expose us to further regulatory or operational burdens. Also, the CPRA was approved by California voters and significantly modifies the CCPA, resulting in further uncertainty and likely requiring us to incur additional costs and expenses in an effort to comply. The CPRA has created obligations relating to personal information as of January 1, 2022. Other states have also enacted or proposed similar privacy laws, including Virginia, Colorado, Connecticut, and Utah. All of these laws differ from the CPRA and similar laws are being considered by other state legislatures. This legislation and other proposed laws may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of data and could result in increased compliance costs or changes in business practices and policies. In addition, all 50 states have laws including obligations to provide notification of security breaches involving personal data to affected individuals, state officers and others.

Moreover, we may become subject to additional countries’ privacy laws if we expand into other countries. For example, we may become subject to the GDPR, which imposes strict requirements relating to the processing of personal data. European Union (“EU”) member states have enacted legislation that adds to or interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to the United States as well as other countries that have not been found to provide adequate protection to such personal data. The GDPR also afford greater control for data subjects (for example, the “right to be forgotten”), increased data portability for data subjects, and data breach notification requirements. Noncompliance is subject to significant penalties, which can include fines of up to the greater of €20 million or 4% of total worldwide revenue and injunctions against the processing of personal data. Such penalties are in addition to any civil litigation claims by riders and data subjects. Other countries each have their own privacy laws with additional requirements and potential liabilities if we are or become subject to their requirements (e.g., Canada’s Personal Information Protection and Electronic Documents Act).

Further, the collection and storage of data in connection with the use of our enterprise mobility offerings in our Other segment for healthcare services by healthcare partners subjects us to compliance requirements under HIPAA. HIPAA and its implementing regulations contain requirements regarding the use, collection, security, storage and disclosure of individuals’ protected health information, or PHI. In 2009, HIPAA was amended by the HITECH Act to impose certain of HIPAA’s privacy and security requirements directly upon business associates of covered entities. Contracted healthcare entities including healthcare providers, health plans, and transportation brokers using our enterprise mobility offerings in our Other segment for healthcare services are either covered entities or business associates under HIPAA. We must also comply with HIPAA as we use and disclose the PHI of riders in our capacity as a business associate of other contracted healthcare entities. Compliance obligations under HIPAA include privacy, security and breach notification obligations, and could subject us to increased liability for any unauthorized uses or disclosures of PHI determined to be a “breach.” If we knowingly breach the HITECH Act’s requirements, we could be exposed to criminal liability. A breach of our safeguards and processes could expose us to civil penalties that range from $100 - $50,000 per violation, with an annual maximum per violation calendar year cap of $1.5 million for “willful neglect” violations and the possibility of civil litigation.

In addition to laws and regulations, we are subject to industry standards, such as the Payment Card Industry Data Security Standard, which requires companies to adopt certain measures to ensure the security of cardholder information. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy, data protection, information security or consumer protection or any loss, unavailability or inadvertent or unauthorized use, modification, disclosure, or other processing of data that we store or handle as part of operating our business.

We may incur significant expenses in an effort to comply with privacy, data protection, and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. In particular, with laws and regulations such as the CCPA, CPRA, new state laws, the potential for new federal legislation, and GDPR imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so. In particular, with regard to HIPAA, we may incur increased costs as we perform our obligations to our healthcare riders under our agreements with them.

We rely on third-party service providers to conduct marketing via text messaging and assist in TCPA compliance. Any interruption, delays, or modifications in services from these third parties could result in liabilities in connection with laws and regulations, including TCPA, that address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our or our vendors’ interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our vendors on our platform, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personal data or other data relating to drivers, riders, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing drivers and riders from using our platform, or result in notifications to victims and offering of remediation services, fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

Risks Related to Dependencies on Third Parties

The successful operation of our business depends upon the performance and reliability of Internet, mobile, and other infrastructures that are not under our control.

Our business depends on the performance and reliability of Internet, mobile, and other infrastructures that are not under our control. Disruptions in Internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our services and offerings have interfered, and could continue to interfere with the speed and availability of our platform. If our platform is unavailable when platform users attempt to access it, or if our platform does not load as quickly as platform users expect, platform users may not return to our platform as often in the future, or at all, and may use our competitors’ services or offerings more often. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile Internet access fees or other charges to Internet users increase, rider traffic may decrease, which may in turn cause our revenue to significantly decrease.

Our business depends on the efficient and uninterrupted operation of mobile communications systems. The occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, security breach, or computer virus could result in delays or interruptions to our services, offerings, and platform, as well as business interruptions for us and platform users. Furthermore, foreign governments may leverage their ability to shut down directed services, and local governments may shut down our platform at the routing level. Any of these events could damage our reputation, significantly disrupt our operations, and subject us to liability, which could adversely affect our business, financial condition, and operating results. We have invested significant resources to develop new services to mitigate the impact of potential interruptions to mobile communications systems, which can be used by riders in territories where mobile communications systems are less efficient. However, these services may ultimately be unsuccessful.

We rely on third parties maintaining open marketplaces to distribute our platform and to provide the software we use in certain of our services and offerings. If such third parties interfere with the distribution of our services or offerings or with our use of such software, our business would be adversely affected.

Our platform relies on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make applications available for download. We cannot assure you that the marketplaces through which we distribute our platform will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download. For example, Apple Inc. requires that iOS apps obtain users’ permission to track their activities across third-party apps and websites. If iOS users do not grant us such permission, our ability to target those users for advertisements and to measure the effectiveness of such advertisements may be adversely affected, which could decrease the effectiveness of our advertising, and increase our costs to acquire and engage users on our platform. We rely upon certain third parties to provide software for our services and offerings, including Google Maps for the mapping function that is critical to the functionality of our platform. We do not believe that an alternative mapping solution exists that can provide the global functionality that we require to offer our platform in all of the markets in which we operate. We do not control all mapping functions employed by our platform or drivers using our platform, and it is possible that such mapping functions may not be reliable. If such third parties cease to provide access to the third-party software that we and drivers use, do not provide access to such software on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

Our business depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our platform is its broad interoperability with a range of devices, operating systems, and third-party applications. Our platform is accessible from the web and from devices running various operating systems such as iOS and Android. We depend on the accessibility of our platform across these third-party operating systems and applications that we do not control. Moreover, third-party services and offerings are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could adversely affect our business.

We rely on third parties for elements of the payment processing infrastructure underlying our platform. If these third-party elements become unavailable or unavailable on favorable terms, our business could be adversely affected.

The convenient payment mechanisms provided by our platform are key factors contributing to the development of our business. We rely on third parties for elements of our payment-processing infrastructure to remit payments to drivers using our platform, and these third parties may refuse to renew our agreements with them on commercially reasonable terms or at all. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, we generally pay interchange fees and other processing and gateway fees, and such fees result in significant costs. In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs on to merchant partners, including us. If these fees increase over time, our operating costs will increase, which could adversely affect our business, financial condition, and operating results.

Future failures of the payment processing infrastructure underlying our platform could cause drivers to lose trust in our payment operations and could cause them to instead use our competitors’ platforms. If the quality or convenience of our payment processing infrastructure declines as a result of these limitations or for any other reason, the attractiveness of our business to drivers and riders could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by platform users.

We currently rely on a small number of third-party service providers to host a significant portion of our platform, and any interruptions or delays in services from these third parties could impair the delivery of our services and offerings and harm our business.

We use third-party cloud computing services in the United States and abroad. We do not control the operations of our third-party service providers. These third-party operations may experience break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, and other misconduct. These facilities may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, and similar events. Our systems do not provide complete redundancy of data storage or processing, and as a result, the occurrence of any such event, a decision by our third-party service providers to close our co-located data centers without adequate notice, or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data to a new cloud computing service. This could be time consuming and costly and may result in the loss of data, any of which could significantly interrupt the provision of our services and offerings and harm our reputation and brand. We may not be able to easily switch to another cloud provider in the event of any disruptions or interference to the services we use, and even if we do, other cloud providers are subject to the same risks. Interruptions in the delivery of our services and offerings may reduce our revenue, cause drivers to stop offering their services through our platform, and reduce use of our platform by riders. Our business and operating results may be harmed if current and potential drivers or riders believe our platform is unreliable. In addition, if we are unable to scale our data storage and computational capacity sufficiently or on commercially reasonable terms, our ability to innovate and introduce new services on our platform may be delayed or compromised, which would have an adverse effect on our growth and business.

We rely on third-party insurance policies to insure and reinsure our auto-related and operations-related risks. If our insurance or reinsurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition and results of operations.

We, through deductibles, often bear significant financial risk with respect to auto-related incidents, including auto liability, uninsured and underinsured motorist, auto physical damage, first party injury coverages including personal injury protection under state law and general business liabilities up to certain limits. To comply with applicable United States insurance regulatory requirements for auto-related risks, we procure a number of third-party insurance policies which provide the required coverage in such jurisdictions. If we fail to comply with state insurance regulatory requirements or other regulations governing insurance coverage, our business, financial condition and results of operations could be adversely affected. If any of our third-party insurance providers or administrators who handle the claim on behalf of the third-party insurance providers become insolvent, they could be unable to pay any operations-related claims that we make. In addition, we rely on a limited number of third-party insurance service providers to service our auto-related claims. If any of our third-party insurance service providers fails to service claims to our expectations, discontinues or increases the cost of coverage or changes the terms of such coverage in a manner not favorable to our drivers or to us, we cannot guarantee that we would be able to secure replacement coverage or services on reasonable terms in an acceptable time frame or at all. If we cannot find alternate third-party insurance service providers on terms acceptable to us, we may incur additional expenses related to servicing such auto-related claims using internal resources.

We also procure third-party insurance policies to cover various operations-related risks including employment practices liability, workers’ compensation, business interruptions, cybersecurity and data breaches, crime, directors’ and officers’ liability and general business liabilities, including product liability. We may not obtain enough insurance to adequately mitigate such operations-related risks, and we may have to pay high premiums, self-insured retentions or deductibles for the coverage we do obtain. Additionally, if any of our insurance or reinsurance providers becomes insolvent, each may be unable to pay any operations-related claims that we make. Certain losses may be excluded from insurance coverage including, but not limited to losses caused by intentional act, pollution, contamination, virus, bacteria, terrorism, war and civil unrest.

The amount of one or more auto-related claims or operations-related claims could exceed our applicable aggregate coverage limits, for which we have borne and could continue to bear the excess, in addition to amounts already incurred in connection with deductibles or self-insured retentions. Insurance providers have raised premiums and deductibles for many types of claims, coverages and for a variety of commercial risks and are likely to do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced to manage pricing pressure. Our business, financial condition and results of operations could be adversely affected if (i) cost per claim, premiums or the number of claims significantly exceeds our historical experience (ii) we experience a claim in excess of our coverage limits, (iii) our insurance providers fail to pay on our insurance claims, (iv) we experience a claim for which coverage is not provided, (v) the number of claims and average claim cost under our deductibles or self-insured retentions differs from historic averages or (vi) an insurance policy is cancelled or non-renewed.

We establish insurance reserves for claims incurred but not yet paid and claims incurred but not yet reported and any related estimable expenses, and we periodically evaluate and, as necessary, adjust our actuarial assumptions and insurance reserves as our experience develops or new information is learned. We employ various predictive modeling and actuarial techniques and make numerous assumptions based on limited historical experience and industry statistics to estimate our insurance reserves. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently difficult, subjective and speculative. As a result, our actual losses for claims and related expenses may deviate, individually or in the aggregate, from the insurance reserves reflected in our consolidated financial statements. If we determine that our estimated insurance reserves are inadequate, we may be required to increase such reserves at the time of the determination, which could negatively impact our financial condition and results of operations.

General Risks

Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the Internet or the operations of our third-party technology providers. The impact of climate change may increase these risks. In addition, any public health crises, such as the COVID-19 pandemic, other epidemics, political crises, such as terrorist attacks, war and other political or social instability and other geopolitical developments, or other catastrophic events, whether in the United States or abroad, could adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers’ abilities could result in decreased demand for our offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

Worsening of the COVID-19 pandemic could have an adverse impact on our business and operations.

In March 2020, the World Health Organization declared the outbreak of the COVID-19 pandemic. In an attempt to limit the spread of the virus, various governments around the world implemented travel restrictions, business restrictions, school closures, limitations on social or public gatherings, and other measures. Most of these restrictions and other measures have been lifted in the United States, and the economic effect of the pandemic has mostly subsided. However, COVID-19 has not been eliminated entirely, and the effect of COVID-19 has evolved.

The COVID-19 pandemic has previously affected our near-term financial results and may adversely impact our long-term financial results, which has required and may continue to require significant actions in response, including but not limited to, additional reductions in workforce and certain changes to pricing models of our offerings, all in an effort to mitigate such impacts. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, we do not believe it is possible to predict with precision the pandemic’s cumulative and ultimate impact on our future business operations, liquidity, financial condition, and results of operations. The extent of the impact of the pandemic on our business and financial results will depend largely on future developments, including the duration of the spread of the outbreak and any future “waves” or resurgences of the outbreak or variants of the virus, both globally and within the United States, the administration, adoption and efficacy of vaccines in the United States and internationally, the impact on capital and financial markets, the impact on global supply chains, foreign currencies exchange, governmental or regulatory orders that impact our business and whether the impacts may result in permanent changes to our end-users’ behaviors, all of which are highly uncertain and cannot be predicted.

The impact of economic conditions, including the resulting effect on discretionary rider spending, may harm our business and operating results.

Our performance is subject to economic conditions and their impact on levels of discretionary rider spending. Some of the factors that have an impact on discretionary rider spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected. In such circumstances, consumers may choose to forgo our offerings for lower-cost personal vehicle or public transportation alternatives, or may reduce total miles traveled as economic activity decreases. Such a shift in consumer behavior may reduce our network demand and may harm our business, financial condition, and operating results. Alternatively, if economic conditions improve, it could lead to drivers obtaining additional or alternative opportunities for work, which could negatively impact the number of drivers on our platform, and thereby reduce our network size.

Increases in fuel, food, labor, energy, and other costs due to inflation and other factors could adversely affect our operating results.

Factors such as inflation, increased fuel and energy prices, and increased vehicle purchase or maintenance costs, including increased prices of new and used vehicle parts as a result of recent global supply chain challenges, and increased labor and employee benefit costs may increase operating costs for us and our drivers. Many of the factors affecting these costs are beyond the control of us and our drivers. In many cases, these increased costs may cause drivers to leave our platform or to seek alternative sources of income. A decreased supply of drivers or riders on our platform would decrease our network supply, which could harm our business and operating results.

Risks Related to WHC’s Business Following the Business Combination

Changes in U.S. tax legislation may adversely affect our financial condition, operating results, and cash flows.

We are a U.S.-based company subject to tax in multiple U.S. tax jurisdictions. U.S. tax legislation enacted in 2017 (modified in 2020) and 2022, has significantly changed the U.S. federal income taxation of U.S. corporations. The legislation and regulations promulgated in connection therewith remain unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and incremental implementing regulations by the U.S. Treasury and U.S. Internal Revenue Service (the “IRS”), any of which could lessen or increase certain adverse impacts of the legislation. In addition, it remains unclear in some instances how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

We are unable to predict what U.S. tax reforms may be proposed or enacted in the future or what effects such future changes would have on our business. Any such changes in tax legislation, regulations, policies or practices in the jurisdictions in which we operate could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheet; affect our financial position, future operating results, cash flows, and effective tax rates where we have operations; reduce post-tax returns to our equity holders; and increase the complexity, burden, and cost of tax compliance. We are subject to potential changes in relevant tax, accounting, and other laws, regulations, and interpretations, including changes to tax laws applicable to corporate multinationals. The governments of countries in which we operate and other governmental bodies could make unprecedented assertions about how taxation is determined in their jurisdictions that are contrary to the way in which we have interpreted and historically applied the rules and regulations described above in our income tax returns filed in such jurisdictions. New laws could significantly increase our tax obligations in the countries in which we do business or require us to change the manner in which we operate our business. Many of these changes to the taxation of our activities could increase our worldwide effective tax rate and harm our financial position, operating results, and cash flows.

We may require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.

To continue to effectively compete, we may require additional funds to support the growth of our business and allow us to invest in new services, offerings, and markets. If we raise additional funds through further issuances of equity or convertible debt securities, our existing equity holders may suffer significant dilution, and any new equity securities we issue may have rights, preferences, and privileges superior to those of existing equity holders. Any debt financing we secure in the future could contain restrictive covenants relating to our ability to incur additional indebtedness and other financial and operational matters that make it more difficult for us to obtain additional capital with which to pursue business opportunities. We may not be able to obtain additional financing on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to support our business growth and to respond to business challenges and competition may be significantly limited.

Risks Related to Ownership of New WHC’s Class A Common Stock

An active trading market for New WHC Class A Common Stock may never develop or be sustained.

We cannot assure you that an active trading market for New WHC Class A Common Stock will develop on the NYSE or elsewhere. If an active trading market does not develop, or develops but is not maintained, you may have difficulty selling any shares of New WHC Class A Common Stock due to the limited public float. Accordingly, we cannot assure you of your ability to sell your shares of New WHC Class A Common Stock when desired, or as to the prices that you may obtain for your shares.

Upon consummation of the Business Combination, the market price of New WHC Class A Common Stock may be volatile, which could result in substantial losses for investors.

Upon consummation of the Business Combination, the price of New WHC Class A Common Stock may fluctuate due to a variety of factors, including:

•        the timing of the launch and commercialization of New WHC’s additional services and degree to which such launch and commercialization meets the expectations of securities analysts and investors;

•        actual or anticipated fluctuations in New WHC’s operating results, including fluctuations in its quarterly and annual results;

•        operating expenses being more than anticipated;

•        the failure or discontinuation of any of New WHC’s service development;

•        the success of existing or new competitive businesses or technologies;

•        announcements about new services from New WHC’s competitors;

•        developments or disputes concerning proprietary rights;

•        data security incidents;

•        the recruitment or departure of key personnel;

•        litigation and governmental investigations involving New WHC, its industry or both;

•        regulatory or legal developments in the United States and other countries;

•        volatility and variations in market conditions in the mobility industry generally, or the on-demand transportation sector specifically;

•        any safety incidents or public reports of safety incidents that occur in our industry;

•        investor perceptions of New WHC or its industry;

•        the level of expenses related to any of New WHC’s portfolio of mobility service offerings;

•        actual or anticipated changes in New WHC’s estimates as to its financial results or development timelines, variations in its financial results or those of companies that are perceived to be similar to New WHC or changes in estimates or recommendations by securities analysts, if any, that cover New WHC Class A Common Stock or companies that are perceived to be similar to New WHC;

•        whether New WHC’s financial results meet the expectations of securities analysts or investors;

•        the announcement or expectation of additional financing efforts;

•        sales of New WHC Class A Common Stock by New WHC or by its insiders or other stockholders, including the PIPE Investors;

•        the expiration of the lock-up restrictions under the Investor Rights Agreement;

•        general economic and political conditions, such as inflationary pressures, rising interest rates, potential recession, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism; and

•        the COVID-19 pandemic, natural disasters or major catastrophic events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of the New WHC Class A Common Stock, regardless of New WHC’s actual operating performance.

Reports published by analysts, including projections in those reports that differ from New WHC’s actual results, could adversely affect the price and trading volume of its common stock.

Securities research analysts may establish and publish their own periodic projections for New WHC following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. The share price of New WHC Class A Common Stock may decline if New WHC’s actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on New WHC downgrades its stock or publishes inaccurate or unfavorable research about its business, the share price of New WHC Class A Common Stock could decline. If one or more of these analysts ceases coverage of New WHC or fails to publish reports on it regularly, the share price or trading volume of New WHC Class A Common Stock could decline. While New WHC expects research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of New WHC, the market price and volume for New WHC’s Class A Common Stock could be adversely affected.

A significant portion of New WHC’s total outstanding shares will be restricted from immediate resale upon the Closing but may be sold into the market in the near future. This could cause the market price of New WHC Class A Common Stock to drop significantly, even if New WHC’s business is doing well.

Sales of a substantial number of shares of New WHC Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New WHC Class A Common Stock.

It is anticipated that, upon completion of the Business Combination, (i) Spree’s Sponsor will own approximately 13.8% of the outstanding New WHC Class A Common Stock, and (ii) the current members of WHC will own 39.9% of the outstanding New WHC Class A Common Stock, on an as-converted basis, through its ownership of Units and New WHC Class X Common Stock, in each case, assuming that none of Spree’s outstanding public shares are redeemed in connection with the Business Combination, or approximately 20.1% and 56.8%, respectively, assuming that the maximum number of Spree’s outstanding public shares are redeemed in connection with the Business Combination while still enabling the Minimum Cash Condition to be met. These percentages assume that 25,945,715 shares of New WHC Class A Common Stock are issued to the holders of ordinary shares of Spree in respect of their existing Spree shares at Closing. In addition, these percentages take into account any shares of New WHC Class A Common Stock that may be issued in a PIPE Financing, if consummated. Based on these assumptions, and assuming that none of Spree’s outstanding public shares are redeemed in connection with the Business Combination, there would be approximately 20,945,715 shares of New WHC Class A Common Stock and 17,260,138 shares of New WHC Class X Common Stock outstanding immediately following the consummation of the Business Combination. If the actual facts are different than these assumptions, the ownership percentages in New WHC will be different.

Pursuant to the Investor Rights Agreement, after the consummation of the Business Combination and subject to certain exceptions, Spree’s Sponsor and the WHC members will be restricted from selling or transferring any shares of New WHC Class A Common Stock. However, these shares may be sold after the expiration of the applicable lock-up under the Investor Rights Agreement. Pursuant to the Investor Rights Agreement and the Subscription Agreements, New WHC will be required to file one or more registration statements shortly after the Closing to provide for the resale of shares issued in the PIPE Financing, if any, and the shares of New WHC Class A Common Stock held by the parties to the Investor Rights Agreement. Upon effectiveness of such registration statement(s), subject to the satisfaction of applicable vesting restrictions and the expiration or waiver of the market standoff agreements and the lock-up set forth in the Investor Rights Agreement, the shares issued upon exercise of outstanding stock options, restricted stock unit awards, and warrants or the vesting of other equity awards granted under such plans will be available for immediate resale in the public market. As restrictions on resale end and the registration statements are available for use, the market price of New WHC Class A Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

New WHC does not expect to pay any dividends for the foreseeable future. Investors may never obtain a return on their investment.

You should not rely on an investment in New WHC Class A Common Stock to provide dividend income. New WHC does not anticipate that it will pay any dividends to holders of its common stock in the foreseeable future. Instead, New WHC plans to retain any earnings to maintain and expand its existing operations, services, and continue to invest in its commercial infrastructure. In addition, any future credit facility or financing New WHC obtains may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on New WHC Class A Common Stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase New WHC Class A Common Stock.

The Proposed Certificate of Incorporation designates the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) as the exclusive forum for substantially all disputes between New WHC and its stockholders, and also provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit New WHC’s stockholders’ ability to choose the judicial forum for disputes with New WHC or its directors, officers, stockholders, or employees.

The Proposed Certificate of Incorporation provides that, unless New WHC consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New WHC, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of New WHC to New WHC or New WHC’s stockholders, (iii) any action asserting a claim against New WHC or any current or former director, officer, stockholder, employee or agent of New WHC arising out of or relating to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed By-Laws (each, as in effect from time to time), or (iv) any action asserting a claim against New WHC or any current or former director, officer, stockholder, employee or agent of New WHC governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless New WHC gives an Alternative Forum Consent, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Certificate of Incorporation provides that, unless New WHC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of New WHC’s securities shall be deemed to have notice of and consented to the foregoing provisions. Although New WHC believes these exclusive forum provisions benefit it by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with New WHC or any of its directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against New WHC and its current and former directors, officers, stockholders, or other employees. In addition, a stockholder that is unable to bring a claim in the judicial forum of its choosing may be required to incur additional costs in the pursuit of actions which are subject to the exclusive forum provisions described above. New WHC’s stockholders will not be deemed to have waived New WHC’s compliance with the federal securities laws and the rules and regulations thereunder as a result of New WHC’s exclusive forum provisions. Further, in the event a court finds the exclusive forum provision contained in the Proposed Certificate of Incorporation to be unenforceable or inapplicable in an action, New WHC may incur additional costs associated with resolving such action in other jurisdictions, which could harm its results of operations.

Provisions in New WHC’s Proposed Governing Documents that will be in effect as of the Closing might discourage, delay or prevent a change in control of New WHC or changes in its management and, therefore, depress the trading price of New WHC Class A Common Stock.

Certain provisions of the Proposed Certificate of Incorporation may discourage, delay or prevent a change in control of New WHC, including the following:

•        the New WHC Board will be classified into three classes of directors with staggered three-year terms and directors will only be able to be removed from office for cause by the affirmative vote of holders of two-thirds (2/3) of the outstanding New WHC voting stock;

•        certain amendments to the Proposed Certificate of Incorporation will require the approval of holders of at least 80% of the outstanding New WHC voting stock, voting together as a single class;

•        any stockholder-proposed amendment to certain provisions of the Proposed By-Laws will require the approval of holders of a majority of the outstanding New WHC voting stock;

•        New WHC’s stockholders will be able to take action at a meeting of stockholders but will only be able to take action by written consent if the holders of shares of New WHC Class X Common Stock beneficially own a majority of the total voting power of outstanding stock in New WHC;

•        vacancies on the New WHC Board will be able to be filled only by the majority of the remaining directors then in office, or by the sole remaining director, and not by stockholders;

•        only a majority of the New WHC Board or the chief executive officer are authorized to call a special meeting of stockholders;

•        certain litigation against New WHC can only be brought in Delaware;

•        the Proposed Certificate of Incorporation authorizes the issuance of preferred stock, the terms of which may be established by the New WHC Board and shares of which may be issued, without the approval of the holders of New WHC’s capital stock; and

•        advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of New WHC. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for New WHC’s stockholders to receive a premium for their shares of New WHC’s capital stock.

We expect New WHC to qualify as an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, as of the closing of the Business Combination, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make New WHC’s securities less attractive to investors and may make it more difficult to compare New WHC’s performance with other public companies.

Spree currently is, and following the Business Combination, it is expected that New WHC will be, an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. As such, following the closing of the Business Combination, New WHC will be eligible for, and intends to take advantage of, certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of SOX, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information New WHC provides stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. In this proxy statement/prospectus, not all of the executive compensation related information that would be required if SPREE was not an emerging growth company has been included.

Additionally, we expect New WHC to qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K and Rule 12b-2 under the Securities Exchange Act of 1934. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We expect New WHC to remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of New WHC Class A Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) its annual revenues exceeded $100 million during such completed fiscal year and the market value of New WHC Class A Common Stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent that New WHC continues to qualify as a “smaller reporting company” after New WHC ceases to qualify as an emerging growth company, New WHC will continue to be permitted to make certain reduced disclosures in New WHC’s periodic reports and other documents that it files with the SEC. New WHC cannot predict whether investors will find its common stock less attractive if it relies on these exemptions. If some investors find New WHC Class A Common Stock less attractive as a result, there may be a less active trading market for New WHC Class A Common Stock and its stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. New WHC has elected to avail itself of this exemption from new or revised accounting standards and, therefore, it will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, New WHC’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future or fail to maintain effective internal control over financial reporting. If we are unable to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As an emerging growth company, we are in the process of developing our internal processes and procedures to accommodate our rapid growth in recent years. As of December 31, 2022, our finance and accounting employees have focused primarily on bookkeeping and operational accounting processes and procedures. We rely primarily on third-party accounting professional service firms to provide technical accounting services. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the preparation of our consolidated financial statements for the years ended December 31, 2021 and 2022, we identified material weaknesses in our internal control over financial reporting.

The material weaknesses identified are related to not maintaining proper segregation of duties related to the posting of manual journal entries to the general ledger and not designing and maintaining effective controls over the identification and recognition of non-routine, unusual or complex transactions.

The identified control deficiencies did not result in a material misstatement to our financial statements. However, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or timely detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

We are progressing with the activities necessary to implement the appropriate accounting policies, processes and controls required to comply with Section 404 of the Sarbanes-Oxley Act. In order to remediate these material weaknesses, we have taken and plan to take the following actions:

•        Continuing to hire personnel with public company experience and providing additional training for our personnel on internal controls as our company continues to grow;

•        Implementing additional controls and processes that operate at a sufficient level of precision and frequency or that evidence the performance of the control, particularly associated with accounting and reporting of revenue and non-routine, unusual or complex transactions;

•        Implementing processes and controls to better identify and manage segregation of duties;

•        Considering system enhancements to reduce reliance on manual processes;

We will not be able to fully remediate these control deficiencies until these steps have been completed, have been operating effectively for a sufficient period of time and management has concluded, through testing, that these controls are effective. We and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2021 or any period in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of the Business Combination.

We cannot provide assurance that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting nor that they will prevent or avoid potential future material weaknesses If not remediated, these material weaknesses could result in further material misstatements to our annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future after the completion of this Business Combination, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the NYSE, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Risks Related to the Business Combination and Spree

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company (“SPAC”) does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary on an underwritten offering.

In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the company is established by means of negotiations between the target company, the SPAC and, in some cases, “PIPE” investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a SPAC business combination may be less effective than the book building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price that may result in the share price being harder to sustain after the transaction.

Our Sponsor and the other Insiders have entered into letter agreements with us to vote in favor of the Business Combination, regardless of how our public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Sponsor and each other Insider, pursuant to the Voting Agreement, the details and terms of which are further described below in this proxy statement/prospectus, have agreed, among other things, (1) to vote all of their public shares, Class B ordinary shares and the Class A ordinary shares contained in their private units in favor of all the proposals being presented at the extraordinary general meeting, including the Business Combination Proposal and the transactions contemplated thereby, and (2) from the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, to not redeem any public shares (or, if applicable, Class B ordinary shares) held by each. No consideration was provided to the Sponsor in exchange for its agreeing to vote in favor of the Business Combination. As of the date of this proxy statement/prospectus, our Sponsor owns approximately 22.9% of the issued and outstanding ordinary shares. None of the proposals at the extraordinary general meeting is conditioned on the approval by the holders of a majority of the Spree Class A ordinary shares held by shareholders other than the Sponsor or its affiliates.

Neither the Spree Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.

Neither the Spree Board nor any committee thereof is required to obtain an opinion from an independent investment banking or accounting firm that the price that Spree is paying for WHC is fair to Spree from a financial point of view. Neither the Spree Board nor any committee thereof obtained a third-party valuation in connection with the Business Combination. In analyzing the Business Combination, the Spree Board and management conducted due diligence on WHC and researched the industry in which WHC operates. The Spree Board reviewed, among other things, financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports, financial and market data information on selected comparable companies, the implied purchase price multiple of WHC and the financial terms set forth in the Business Combination Agreement, and concluded that the Business Combination was in the best interest of Spree’s shareholders. Accordingly, investors will be relying solely on the judgment of the Spree Board and management in valuing WHC, and the Spree Board and management may not have properly valued WHC’s business. The lack of a third-party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

Spree has not obtained a fairness opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the Business Combination is fair to its shareholders from a financial point of view.

Spree is not required to, and has not obtained, a fairness opinion from an independent investment banking firm that the Business Combination is fair to Spree Shareholders from a financial point of view. The fair market value of WHC has been determined by the Spree Board based upon the financial skills and background of its directors, and Spree Shareholders will be relying on the judgment of the Spree Board with respect to such matters.

The Excise Tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following our initial business combination, hinder our ability to consummate an initial business combination, and decrease the amount of funds available for distribution.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, imposes a 1% excise tax on the fair market value of stock repurchased by certain domestic publicly traded corporations occurring on or after January 1, 2023, with certain exceptions (the “Excise Tax”). However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. The Excise Tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased.

As provided in the Business Combination Agreement, the redemption of public shares in connection with the Business Combination will take place prior to the Domestication at a time when we are a Cayman Islands exempted company. Therefore, we believe that the Excise Tax will not apply given that we will not be a “covered corporation” within the meaning of the Inflation Reduction Act at the time of the redemption of public shares. However, the U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the Excise Tax. Under this authority, the U.S. Department of Treasury and the IRS have issued recent interim guidance, on which taxpayers may rely pending promulgation of regulations, and this guidance requests comments on various issues, including at what point in time within a taxable year a given corporation will be treated as becoming a covered corporation for purposes of the Excise Tax. If our interpretation related to the existing provision of the Excise Tax is not correct or if future guidance were to treat us as a covered corporation for purposes of the Excise Tax, then it is possible that the Excise Tax will apply to any redemptions of our public shares after December 31, 2022, including redemptions in connection with the Business Combination or any other initial business combination, unless an exemption is available. Consequently, the value of your investment in our securities may decrease as a result of the Excise Tax. In the event the Excise Tax applies, issuances of securities in connection with a PIPE transaction at the time of our initial business combination may reduce the amount of the Excise Tax in connection with redemptions at such time.

If the Business Combination is not consummated, the Excise Tax may make a transaction with us less appealing to other potential business combination targets, and thus, potentially hinder our ability to enter into and consummate an initial business combination, particularly an initial business combination in which PIPE issuances are not substantial. Further, the application of the Excise Tax in the event of a liquidation is uncertain, and the proceeds held in the trust account could be subject to the Excise Tax, in which case the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

Since the Sponsor and Spree’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with WHC is appropriate as our initial business combination. Such interests include that Sponsor, as well as our executive officers and directors, will lose their entire investment in us if we do not complete a business combination.

When you consider the recommendation of the Spree Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and the other Insiders, including Spree’s directors and executive officers, have interests in such proposal that are different from, or in addition to (which may conflict with), those of Spree shareholders generally.

These conflicts of interest include, among other things, the interests listed below:

•        the fact that the Sponsor has agreed not to redeem any Class A ordinary shares held by it in connection with a shareholder vote to approve a proposed initial business combination;

•        the fact that the Sponsor paid an aggregate of $25,000 for the 5,000,000 Class B ordinary shares currently owned by the Sponsor and such securities will have a significantly higher value at the time of the Business Combination (the Class A ordinary shares into which the Class B ordinary shares are convertible have an aggregate market value of approximately $ million, based on the closing price of Class A ordinary shares of $            on the NYSE on            , 2023);

•        the fact that Sponsor paid $9,457,150 for its private units, and that the 945,715 private units would be worthless if a business combination is not consummated by June 20, 2023 (or before the end of any additional Extension Period, if applicable). The private placement shares and private warrants included in the private units have an aggregate market value of approximately $            million, based on the closing price of Class A ordinary shares of $            and the closing price of the public warrants of $            on the NYSE on            , 2023;

•        the fact that the Sponsor and Spree’s current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Spree fails to complete an initial business combination by June 20, 2023 (or before the end of any additional Extension Period, if applicable);

•        the fact that given the differential in the purchase price that the Sponsor paid for the founder shares as compared to the price of the public units sold in the IPO and the substantial number of Class A ordinary shares that the Sponsor will receive upon conversion of the Class B ordinary shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New WHC Class A Common Stock trades below the price initially paid for the public units in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination;

•        the fact that the Investor Rights Agreement has been entered into by the Sponsor;

•        the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Spree in an aggregate amount of up to $1,500,000 may be converted into warrants, at the price of $1.00 per warrant, at the option of the lender, in connection with the consummation of the Business Combination;

•        the continued indemnification of Spree’s directors and officers and the continuation of Spree’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•        the fact that the Sponsor and Spree’s officers and directors will lose their entire investment in Spree and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by June 20, 2023 (or before the end of any additional Extension Period, if applicable). As of the date of this proxy statement/prospectus, there were no reimbursable out-of-pocket expenses outstanding;

•        the fact that the Sponsor and Spree’s officers and directors may be eligible to participate in future compensation programs;

•        the fact that if the trust account is liquidated, including in the event Spree is unable to complete an initial business combination by June 20, 2023 (or before the end of any additional Extension Period, if applicable), the Sponsor has agreed to indemnify Spree to ensure that the proceeds in the trust account are not reduced below $10.20 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Spree has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Spree, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•        the fact that Spree may be entitled to distribute or pay over funds held by Spree outside the trust account to the Sponsor or any of its affiliates prior to the Closing; and

•        certain of our officers and directors are affiliates of Sponsor, which holds 945,715 Class A ordinary shares, which were issued in a private placement together with private warrants, and 5,000,000 Class B ordinary shares, which are convertible into Class A ordinary shares, totaling approximately a 22.9% equity stake in Spree.

The foregoing personal and financial interests of the Sponsor as well as Spree’s directors and executive officers may have influenced their motivation in identifying and selecting WHC as a business combination target, completing an initial business combination with WHC and influencing the operation of the business following the Business Combination. Moreover, the foregoing interests present a risk that the Sponsor will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders. As such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate. In considering the recommendations of the Spree Board to vote for the proposals, its shareholders should consider these interests.

The exercise of Spree’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Spree’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Spree to agree to amend the Business Combination Agreement, to consent to certain actions taken by WHC or to waive rights that Spree is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of WHC’s business, a request by WHC to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on WHC’s business and would entitle Spree to terminate the Business Combination Agreement. In any of such circumstances, it would be at Spree’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for Spree and its shareholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Spree does not believe there will be any changes or waivers that Spree’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Spree will circulate a new or amended proxy statement/prospectus and resolicit Spree’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Subsequent to consummation of the Business Combination, we may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the share price of our securities, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to WHC has identified all material issues or risks associated with WHC, its business or the industry in which it competes. As a result of these factors, we may incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or New WHC. Accordingly, any shareholders of Spree who choose to remain New WHC stockholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of WHC, and some of whom may join New WHC following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New WHC.

Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of our key personnel. Although some of Spree’s key personnel may remain with the target business in senior management or advisory positions following our business combination, including as a director nominee pursuant to the Voting Agreement, we expect WHC’s current management to remain in place. We cannot assure you that we will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals we determine may be necessary following the Business Combination.

The unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus may not be indicative of what WHC’s actual financial position or results of operations would have been.

The unaudited pro forma combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, WHC being considered the accounting acquirer in the Business Combination, and the cash and cash equivalents of WHC at the Closing and the number of public shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma combined financial information may not be indicative of our future operating or financial performance and our actual financial condition and results of operations may vary materially from our pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. Additionally, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented in this proxy statement/prospectus. The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination. See the section entitled “Unaudited Pro Forma Combined Financial Information.”

New WHC has broad discretion in the use of the net proceeds from the Business Combination and may not use them effectively.

New WHC cannot specify with certainty the particular uses of the net proceeds it will receive from the Business Combination and, if consummated, a PIPE Financing. New WHC’s management will have broad discretion in the application of the net proceeds. New WHC’s management may spend a portion or all the net proceeds in ways that its stockholders may not desire or that may not yield a favorable return. The failure by New WHC’s management to apply these funds effectively could harm its business, financial condition, results of operations and prospects. Pending their use, New WHC may invest the net proceeds from the Business Combination and a PIPE Financing in a manner that does not produce income or that loses value.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our public shares may not allow us to complete the most desirable business combination or optimize the capital structure of New WHC.

In recent months, the rate of redemption of their shares by public shareholders of special purpose acquisition companies, or SPACs, such as ours at the time of the initial business combination of the SPAC has increased significantly, thereby increasing the likelihood that we, too, will face a high level of redemptions that will jeopardize our ability to successfully consummate a business combination. The amount of the deferred underwriting commissions payable to the underwriters will not be adjusted for any shares that are redeemed in connection with a business combination and such amount of deferred underwriting discount is not available for us to use as consideration in an initial business combination. If we are able to consummate an initial business combination, the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay and the payment of the deferred underwriting commissions.

In addition, if a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account or arrange for third party financing. As noted above, the high rates of redemption of shares of public shareholders of SPACs in recent times increases the likelihood that we, too, will have less cash from our trust at the time of our initial business combination, thereby forcing us to rely upon outside financing to supplement our cash reserves. Raising additional third party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. The above considerations may limit our ability to complete the most desirable business combination available to us or optimize our capital structure.

As a result, at the time of entering into the Business Combination Agreement, we did not know how many shareholders may exercise their redemption rights, and therefore, we needed to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. The consummation of the Business Combination is conditioned upon, among other things, (i) the approval of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; and (iii) the Minimum Cash Condition (i.e., having cash of at least $50 million). Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

The Sponsor, as well as WHC, our directors, executive officers, advisors and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A ordinary shares.

At any time at or prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Sponsor, WHC and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that our Sponsor, WHC and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to limit the number of public shares electing to redeem, and to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Other Governing Documents Proposals, the Director Election Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise and (iv) our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination. However, any public shares purchased by the Sponsor, WHC and/or their directors, officers, advisors or respective affiliates would be purchased at a price no higher than the per share pro rata portion of the trust account.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. However, any public shares so purchased would not be voted in favor of the Condition Precedent Proposals at the extraordinary general meeting and would not be redeemable by such purchasers. We will file or submit a Current Report on Form 8-K to disclose any arrangements entered into or purchases made by any of the aforementioned persons, which report will include the number of public shares purchased, the purchase price, the purpose of the purchase, the impact that such purposes would have on the likelihood that the Condition Precedent Proposals will be approved, the identity (if not purchased in the open market) or nature of the security holders who sold to the aforementioned persons, and the number of public shares then redeemed.

In addition, if such purchases are made, the public “float” of our public shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.20 per share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.20 per share initially held in the trust account, due to claims of such creditors. In order to protect the amounts held in the trust account, Sponsor has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return to our public shareholders $10.20 per share.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

Even if we consummate the Business Combination, our publicly traded warrants may never be in the money, and they may expire worthless.

The exercise price for our public warrants is $11.50 per share. There can be no assurance that the public warrants will be in the money prior to their expiration and, as such, the warrants may expire worthless. The terms of public warrants may be amended in a manner that may be adverse to the holders. The Warrant Agreement between Continental, as warrant agent, and us, provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least a majority of the then-outstanding public warrants approve of such amendment. Our ability to amend the terms of the warrants with the consent of a majority of the then-outstanding public warrants is unlimited. Examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of New WHC Class A Common Stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your public warrants worthless.

We have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at $0.01 per warrant, provided that the last reported sales price (or the closing bid price of our common stock in the event the shares of our common stock are not traded on any specific trading day) of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and the like) on each of 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which we send proper notice of such redemption, provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act covering New WHC Class A Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available. To date, our common stock has not traded at a price that would allow us to call the public warrants for redemption.

None of the private warrants held by the Sponsor will be redeemable by New WHC so long as they are held by the Sponsor or its permitted transferees. Once the private warrants are sold in the open market or transferred into “street name”, the private warrants become public warrants and will be subject to redemption. The other material differences between the private warrants and the public warrants, including that the private warrants are not transferable for 30 days following the completion of an initial business combination, are described under “Description of New WHC Securities — New WHC Warrants.”

In the event that New WHC elects to call all of the New WHC Warrants for redemption as described above, New WHC will fix a date for the redemption. Pursuant to the terms of the Warrant Agreement, notice of redemption will be mailed by first class mail, postage prepaid, by New WHC not less than 30 days prior to the redemption date to the registered holders of the New WHC Warrants to be redeemed at their last addresses as they appear on the registration books. In addition, New WHC will issue a press release and file a Current Report on Form 8-K with the SEC containing the notice of redemption. Further, beneficial owners of the New WHC Warrants will be notified of such redemption via the posting of the redemption notice to DTC. New WHC will not be contractually obligated to notify investors when the New WHC Warrants become eligible for redemption and does not intend to so notify investors upon eligibility of the New WHC Warrants for redemption, unless and until it elects to redeem such warrants pursuant to the terms of the Warrant Agreement.

If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding public warrants could force a warrant holder: (i) to exercise its warrants and pay the exercise price therefor at a time when it may be disadvantageous for it to do so, (ii) to sell its warrants at the then-current market price when it might otherwise wish to hold its public warrants or (iii) to accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, will be substantially less than the market value of its public warrants.

New WHC’s warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of New WHC’s warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with New WHC.

New WHC’s warrant agreement will provide that, subject to applicable law, (i) any action, proceeding or claim against New WHC arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that New WHC irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. New WHC will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of New WHC’s warrants shall be deemed to have notice of and to have consented to the forum provisions in New WHC’s warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of New WHC’s warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New WHC, which may discourage such lawsuits. Alternatively, if a court were to find this provision of New WHC’s warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, New WHC may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect New WHC’s business, financial condition and results of operations and result in a diversion of the time and resources of New WHC’s management and board of directors.

We have no obligation to net cash settle the warrants.

In no event will we have any obligation to net cash settle the warrants. Furthermore, there are no contractual penalties for failure to deliver securities to the holders of warrants upon consummation of an initial business combination, including the Business Combination, or exercise of the warrants. Accordingly, the warrants may expire worthless.

New WHC will be a holding company and its only material asset after completion of the Business Combination will be its interest in WHC, and it is accordingly dependent upon distributions made by WHC to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.

Upon completion of the Business Combination, New WHC will be a holding company with no material assets other than its ownership of the Units in WHC. As a result, New WHC will have no independent means of generating revenue or cash flow. New WHC’s ability to pay taxes, make payments under the Tax Receivable Agreement and pay dividends will depend on the financial results and cash flows of WHC and its subsidiaries and the distributions it receives from WHC. Deterioration in the financial condition, earnings or cash flow of WHC and its subsidiaries for any reason could limit or impair WHC’s ability to pay such distributions. Additionally, to the extent that New WHC needs funds and WHC and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or WHC is otherwise unable to provide such funds, it could materially adversely affect New WHC’s liquidity and financial condition.

WHC will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Units. Accordingly, New WHC will be required to pay income taxes on its allocable share of any net taxable income of WHC. Under the terms of the A&R WHC LLC Agreement, WHC is obligated to make tax distributions to holders of Units (including New WHC) calculated at certain assumed tax rates. In addition to income taxes, New WHC will also incur expenses related to its operations, including payment obligations under the Tax Receivable Agreement, which could be significant, and some of which will be reimbursed by WHC (excluding payment obligations under the Tax Receivable Agreement). To the extent that New WHC is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments under the Tax Receivable Agreement, which could be substantial.

Additionally, although WHC generally will not be subject to any entity-level U.S. federal income tax, it may be liable under certain U.S. federal income tax rules for adjustments to its tax liabilities in previous taxable years, absent an election to the contrary. In the event WHC’s calculations of taxable income are incorrect, WHC and/or its members, including New WHC, in later years may be subject to material liabilities pursuant to these U.S. federal income tax rules and its related guidance.

New WHC anticipates that the distributions it will receive from WHC may, in certain periods, exceed New WHC’s actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. New WHC’s Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated (i) to pay dividends on New WHC’s Class A Common Stock, (ii) contribute such excess cash amounts to WHC in exchange for a number of Units or equity securities of WHC on a value-for-value basis, and cause New WHC to distribute New WHC Class A Common Stock (or other equity securities, as applicable) or (iii) retain such excess cash. New WHC will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders.

Dividends on New WHC Class A Common Stock, if any, will be paid at the discretion of New WHC Board, which will consider, among other things, New WHC’s available cash, available borrowings and other funds legally available therefor, taking into account the retention of any amounts necessary to satisfy the obligations of New WHC that will not be reimbursed by WHC, including taxes and amounts payable under the Tax Receivable Agreement and any restrictions in then applicable bank financing agreements. Financing arrangements may include restrictive covenants that restrict New WHC’s ability to pay dividends or make other distributions to its stockholders. In addition, New WHC is generally prohibited under Delaware law from making a distribution to its shareholders to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of New WHC (with certain exceptions) exceed the fair value of its assets. If WHC does not have sufficient funds to make distributions, New WHC’s ability to declare and pay cash dividends may also be restricted or impaired.

Pursuant to the Tax Receivable Agreement, New WHC will be required to pay to TRA Participants 85% of the savings, if any, in U.S. federal, state and local income tax that New WHC actually realizes as a result of the increases in New WHC’s allocable share of tax basis of the tangible and intangible assets of WHC and its subsidiaries related to any exchanges of Units for cash or shares of New WHC Class A Common Stock, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement, and those payments may be substantial.

The TRA Participants may in the future exchange their Units, together with the cancellation of an equal number of shares of New WHC Class X Common Stock, for shares of New WHC Class A Common Stock (or cash) pursuant to the A&R WHC LLC Agreement, subject to certain conditions and transfer restrictions as set forth therein and in the Investor Rights Agreement. These sales, purchases, redemptions and exchanges are expected to result in increases in New WHC’s allocable share of the tax basis of the tangible and intangible assets of WHC. These increases in tax basis may increase (for income tax purposes) depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that New WHC would otherwise be required to pay in the future had such sales and exchanges never occurred.

In connection with the Closing, New WHC will enter into the Tax Receivable Agreement, which generally provides for the payment by it of 85% of certain tax benefits, if any, that New WHC realizes (or in certain cases is deemed to realize) as a result of these increases in tax basis and certain other tax attributes of WHC and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payments are the obligation of New WHC and not of WHC. The actual increase in New WHC’s allocable share of WHC’s tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of the New WHC Class A Common Stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the recognition of New WHC’s income. While many of the factors that will determine the amount of payments that New WHC will make under the Tax Receivable Agreement are outside of its control, the payments New WHC will make under the Tax Receivable Agreement could be substantial and could have a material adverse effect on New WHC’s financial condition. Any payments made by New WHC under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to New WHC. To the extent that New WHC is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid; however, nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, as further described below. Furthermore, New WHC’s future obligation to make payments under the Tax Receivable Agreement could make it a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all the tax benefits that may be deemed realized under the Tax Receivable Agreement.

Future payments under the Tax Receivable Agreement may be substantial. Assuming, among other things, that (i) there are no material changes in relevant tax law, (ii) at the time all WHC Class B Common Units (together with shares of New WHC Class X Common Stock) are exchanged for shares of New WHC Class A Common Stock or cash, WHC’s enterprise value is equal to the enterprise value agreed to in the Business Combination Agreement and (iii) New WHC earns sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, the estimated tax benefits to New WHC would be approximately $84.4 million. Under this scenario, New WHC would be required to pay to the TRA Parties, collectively, 85% of such amount, or approximately $71.8 million, over time. The actual amounts New WHC will be required to pay may differ materially from these hypothetical amounts because potential future tax benefits that New WHC will be deemed to realize, and the actual Tax Receivable Agreement payments made by New WHC, will be calculated based in part on the market value of the New WHC Class A Common Stock at the time of each redemption or exchange of WHC Class B Common Units under the A&R WHC LLC Agreement and the prevailing tax rates applicable to New WHC over the life of the Tax Receivable Agreement and will depend on New WHC generating sufficient taxable income to realize the tax benefits that are subject to the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned on the TRA Parties’ continued ownership of New WHC.

As referenced above, the actual amount of payments under the Tax Receivable Agreement will depend on a number of factors, and the Tax Receivable Agreement liability amounts referenced above are provided for illustrative purposes only. For a more fulsome discussion of the Tax Receivable Agreement, see the section titled “Business Combination Proposal — Related Agreements — Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits New WHC realizes or be accelerated.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that New WHC determines, and the IRS or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that New WHC takes, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by New WHC are disallowed, the TRA Participants will not be required to reimburse New WHC for any excess payments that may previously have been made under the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to such holders will be netted against any future cash payments otherwise required to be made by New WHC, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by New WHC may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that New WHC might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments against which to net. As a result, in certain circumstances New WHC could make payments under the Tax Receivable Agreement in excess of New WHC’s actual income or franchise tax savings, which could materially impair New WHC’s financial condition.

Moreover, the Tax Receivable Agreement provides that, subject to certain exceptions, in the event that (i) New WHC exercises its early termination rights under the Tax Receivable Agreement, (ii) certain changes of control of New WHC or WHC occur (as described in the Tax Receivable Agreement), or (iii) New WHC materially breaches any of its material obligations under the Tax Receivable Agreement, including a failure to make a payment required to be made pursuant to the Tax Receivable Agreement within 3 months of its payment date, and does not cure such breach within 10 business days following receipt by New WHC of written notice thereof, New WHC’s obligations under the Tax Receivable Agreement will accelerate and New WHC will be required to make a lump-sum cash payment to the TRA Participants equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to New WHC’s future taxable income. The lump-sum payment could be substantial and could exceed the actual tax benefits that New WHC realizes subsequent to such payment because such payment would be calculated assuming, among other things, that New WHC would have certain tax benefits available to it and that New WHC would be able to use the potential tax benefits in future years. There may be a material negative effect on New WHC’s liquidity if the payments under the Tax Receivable Agreement exceed the actual income or franchise tax savings that New WHC realizes.

Furthermore, New WHC’s obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

Spree may be deemed a “foreign person” and therefore may not be able to complete the Business Combination because the transaction may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States, or may be ultimately prohibited.

Our sponsor, Spree Operandi, LP, is an exempted Cayman Islands limited partnership that is controlled by non-U.S. persons. WHC, as the target company, is domiciled in the United States. Certain transactions in the U.S. are subject to specific rules or regulations that may limit, prohibit, or create additional requirements with respect to foreign ownership of a U.S. company. In particular, because the Business Combination will be effected with WHC, a U.S. target company, the transaction may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, the Committee on Foreign Investment in the United States (“CFIUS”) has authority to review certain direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President of the United States prohibit it or order divestment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

As such, the proposed Business Combination with WHC may be subject to CFIUS review. If the proposed Business Combination with WHC falls within CFIUS’ jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the Business Combination without submitting to CFIUS and risk CFIUS intervention, before or after closing the Business Combination. CFIUS may decide to delay or recommend that the President of the United States block our proposed initial business combination, require conditions with respect to such initial business combination or recommend that the President of the United States order us to divest all or a portion of the U.S. target business of our business combination that we acquired without first obtaining CFIUS approval, which may delay or prevent us from proceeding with the Business Combination with WHC, which we believe would otherwise be beneficial to Spree and its shareholders. In addition, WHC may be the type of business that is subject to rules or regulations that limit or impose requirements with respect to foreign ownership.

If CFIUS determines it has jurisdiction, CFIUS may decide to recommend a block or delay the Business Combination, or require conditions with respect to it, which may delay or prevent Spree from consummating the transaction. It is unclear at this stage whether the Business Combination would fall within CFIUS’ jurisdiction, and if so, whether Spree would be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because Spree only has a limited amount time left to complete its initial business combination, its failure to obtain any required approvals within the requisite time period may require it to liquidate. If Spree is unable to consummate its initial business combination within the applicable time period required, including as a result of extended regulatory review, it will, as promptly as reasonably possible, redeem the public shares for a pro rata portion of the funds held in the trust account and as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman law to provide for claims of creditors and the requirements of other applicable law. In such event, public shareholders will miss the opportunity to benefit from an investment in WHC and the chance of realizing future gains through any price appreciation in the combined company. Additionally, the Spree warrants will become worthless.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for Spree to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that Spree is a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. WHC is not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and New WHC management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New WHC after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New WHC Class A Common Stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

New WHC will incur significant increased costs and management resources as a result of operating as the sole voting equity holder of WHC and being the publicly traded entity in the Up-C structure.

As the sole voting equity holder of WHC and the publicly traded entity in the Up-C structure, New WHC will incur significant legal, accounting, compliance and other expenses that it did not incur prior to the consummation of the Business Combination and these expenses may increase even more after it is no longer an “emerging growth company.” New WHC’s management and other personnel will need to devote a substantial amount of time and incur significant expense in connection with compliance initiatives. For example, in anticipation of becoming a public company, New WHC will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and adopt an insider trading policy. As a public company, New WHC will bear all the internal and external costs of preparing and distributing periodic public reports in compliance with New WHC’s obligations under the securities laws.

In addition, regulations and standards relating to corporate governance and public disclosure, including SOX, and the related rules and regulations implemented by the SEC and the NYSE have increased legal and financial compliance costs and will make some compliance activities more time-consuming. New WHC intends to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from New WHC’s other business activities. If New WHC’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against New WHC, and its business may be harmed. In the future, it may be more expensive or more difficult for New WHC to obtain director and officer liability insurance, and New WHC may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for New WHC to attract and retain qualified members of its board of directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

WHC’s senior management team has limited experience managing a public company, and regulatory compliance obligations, including with respect to federal securities laws, which may divert its attention from the day-to-day management of our business.

The individuals who now constitute WHC’s senior management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies, including federal securities laws. WHC’s senior management team may not successfully or efficiently manage WHC’s transition to being a public company subject to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts, investors, and government authorities, including the SEC. These new obligations and constituents will require significant attention from WHC’s senior management and could divert their attention away from the day-to-day management of New WHC/WHC’s business, which could adversely affect our business, financial condition, and results of operations. This could also be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

The public shareholders will experience immediate dilution as a consequence of the issuance of New WHC Class A Common Stock in a PIPE Financing, if consummated, and due to future issuances pursuant to the 2022 Plan and the ESPP. Having a minority share position may reduce the influence that our current stockholders have on the management of WHC.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of Spree securities, and may adversely affect prevailing market prices for the New WHC Class A Common Stock.

Additionally, certain directors, officers and employees of New WHC will have rights to purchase or receive shares of New WHC Class A Common Stock as a result of equity awards granted under the 2022 Plan and may purchase shares of New WHC Class A Common Stock under the ESPP. The 2022 Plan awards are described in further detail in the section entitled “The Incentive Award Plan Proposal — Principal Provisions of the 2022 Plan.” You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New WHC Class A Common Stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of New WHC securities and may adversely affect prevailing market prices for our public shares.

NYSE may not list New WHC’s securities on its exchange, which could limit investors’ ability to enter into transactions in New WHC’s securities and subject New WHC to additional trading restrictions.

If a high level of redemptions materializes, we would have less liquidity and fewer round-lot holders of our public shares, which may make it more difficult to meet NYSE listing requirements. Since it is a condition to closing to receive the approval for listing by the NYSE of the shares of New WHC Class A Common Stock to be issued in connection with the transactions contemplated by the Business Combination Agreement, Spree’s reduced public float may make it more difficult for us to meet the NYSE listing requirements, and to consummate the Business Combination.

Even if we do meet the initial NYSE listing requirements, an active trading market for New WHC’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In connection with the Business Combination, in order to continue to maintain the listing of our securities on the NYSE, we will be required to demonstrate compliance with the NYSE’s listing requirements. We will apply to have New WHC’s securities listed on the NYSE upon consummation of the Business Combination. We cannot assure you that we will be able to meet all listing requirements. Even if New WHC’s securities are listed on the NYSE, New WHC may be unable to maintain the listing of its securities in the future.

If New WHC fails to meet the listing requirements and the NYSE does not list its securities on its exchange, WHC would not be required to consummate the Business Combination. In the event that WHC elected to waive this condition, and the Business Combination was consummated without New WHC’s securities being listed on the NYSE or on another national securities exchange, New WHC could face significant material adverse consequences, including:

•        a limited availability of market quotations for New WHC’s securities;

•        reduced liquidity for New WHC’s securities;

•        a determination that New WHC Class A Common Stock is a “penny stock” which will require brokers trading in New WHC Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New WHC’s securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New WHC’s securities were not listed on the NYSE (or another national securities exchange), such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

We are subject to and New WHC will be subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both Spree’s costs and the risk of noncompliance and will increase both New WHC’s costs and the risk of non-compliance.

We are and New WHC will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and New WHC’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention from seeking a business combination target.

Moreover, on March 30, 2022, the SEC issued proposed rules relating to, among other items, disclosures in business combination transactions involving special purpose acquisition companies, or SPACs, and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. These rules, if adopted, whether in the form proposed or in a revised form, may increase the costs of and the time needed to complete the Business Combination, and may constrain the circumstances under which we can complete the Business Combination.

Additionally, because the SEC’s laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New WHC’s disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Risks Related to the Consummation of the Domestication

The Domestication may result in adverse tax consequences for holders of public shares.

U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — U.S. Holders”) may be subject to U.S. federal income tax as a result of the Domestication. Additionally, non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — Non-U.S. Holders” below) may become subject to withholding tax on any dividends paid or deemed paid on shares of New WHC Class A Common Stock after the Domestication.

As discussed more fully under “U.S. Federal Income Tax Considerations,” in the opinion of Greenberg Traurig, LLP, U.S. tax counsel to Spree, the Domestication should constitute a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as Spree, this result is not entirely clear. Accordingly, due to the absence of direct guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code, subject to the PFIC rules described in further detail below, a U.S. Holder generally would recognize gain or loss with respect to its public shares in an amount equal to the difference, if any, between the fair market value of the corresponding shares of New WHC Class A Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its public shares surrendered in exchange therefor.

Assuming the Domestication qualifies as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders will be subject to Section 367(b) of the Code and, as a result: a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of less than $50,000 generally should not recognize any gain or loss and will not be required to include any part of Spree’s earnings in income in respect of the Domestication; a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, which represent less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% of the total value of all classes of our stock, generally should recognize gain (but not loss) in respect of the Domestication, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the public shares held directly by such U.S. Holder; and a U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) public shares with a fair market value of $50,000 or more, which represent 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock, generally should be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to the public shares held directly by such U.S. Holder provided certain other requirements are satisfied; however, any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend as a result of the application of Section 245A of the Code (participation exemption).

Furthermore, even if the Domestication qualifies as a “reorganization” under Section 368(a)(1)(F) of the Code, a U.S. Holder of public shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its public shares for shares of New WHC Class A Common Stock pursuant to the Domestication under PFIC rules of the Code equal to the excess, if any, of the fair market value of the shares of New WHC Class A Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding public shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and, if applicable, an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication under “U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”

All holders are urged to consult their tax advisor for the tax consequences of the Domestication to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the Domestication, see “U.S. Federal Income Tax Considerations.”

Upon consummation of the Business Combination, the rights of holders of New WHC Class A Common Stock arising under the DGCL as well as the Proposed Governing Documents will differ from and may be less favorable to the rights of holders of Class A ordinary shares arising under Cayman Islands law as well as our current memorandum and articles of association.

Upon consummation of the Business Combination, the rights of holders of New WHC Class A Common Stock will arise under the Proposed Governing Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in the Existing Governing Documents and Cayman Islands law and, therefore, some rights of holders of New WHC Class A Common Stock could differ from the rights that holders of Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that New WHC becomes involved in costly litigation, which could have a material adverse effect on New WHC.

In addition, there are differences between the Proposed Governing Documents of New WHC and the current constitutional documents of Spree. For a more detailed description of the rights of holders of New WHC Class A Common Stock and how they may differ from the rights of holders of Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed By-Laws of New WHC are attached as Annex B-1 and Annex B-2, respectively, to this proxy statement/prospectus, and we urge you to read them.

Because Spree is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Because Spree is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. Federal courts may be limited prior to the Domestication. Spree is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Spree’s directors or officers, or enforce judgments obtained in the United States courts against Spree’s directors or officers.

Until the Domestication is effected, Spree’s corporate affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Spree under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Spree’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder’s derivative action in a Federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against Spree judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Spree predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Spree Board or controlling shareholders than they would as public shareholders of a United States company.

Risks Related to Redemptions

Public shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (i) holds public shares; (ii) submits a written request to Continental, Spree’s transfer agent, in which it (a) requests that Spree redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number and address; and (iii) delivers its public shares to Continental, Spree’s transfer agent, physically or electronically through DTC. If you hold Spree units, you must separate the underlying Spree Class A ordinary shares and Spree public warrants prior to tendering your Spree public shares. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on            , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and Continental, Spree’s transfer agent, will need to act to facilitate this request. It is Spree’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Spree does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Spree’s transfer agent, Spree will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Extraordinary General Meeting of Spree-Redemption Rights” for additional information on how to exercise your redemption rights.

If a public shareholder fails to receive notice of Spree’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Spree’s compliance with the proxy rules, a public shareholder fails to receive Spree’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that Spree is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Extraordinary General Meeting of Spree-Redemption Rights” for additional information on how to exercise your redemption rights.

Spree does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of Spree’s shareholders do not support it.

The Existing Governing Documents do not provide a specified maximum redemption threshold, except that Spree will not redeem public shares in an amount that would cause Spree’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), and the Closing Date Contribution Amount must be no less than $50 million.

As a result, Spree may be able to complete the Business Combination even though a substantial portion of public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by Spree or the persons described above have been entered into with any such investor or holder. Spree will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, Spree will require each public shareholder seeking to exercise redemption rights to certify to Spree whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to Spree at that time, such as Section 13(d) and Section 16 filings under the Exchange Act, will be the sole basis on which Spree makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over Spree’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Spree if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Spree consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. Spree cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge Spree’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, Spree’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

Spree can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Spree share price, and may result in a lower value realized now than a shareholder of Spree might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the Spree Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The Spree Board is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the Spree Board will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

If we are not able to complete the Business Combination with WHC nor able to complete another business combination by June 20, 2023, in each case, as such date may be extended pursuant to our Existing Governing Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.20 per share.

Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein, including as a result of high inflation, rising interest rates, fears of recession, terrorist attacks, natural disaster or a significant outbreak of infectious diseases. These trends could limit our ability to complete our initial business combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, these trends may negatively impact the business of New WHC following the Business Combination.

If we are unable to complete our initial business combination within such 15-month period or any Extension Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses (which interest shall be net of taxes payable)) divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the 15-month time period or any Extension Period. In such case, our public shareholders may only receive approximately $10.20 per share.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) the completion of a business combination (including the closing of the Business Combination), and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with a business combination or to redeem 100% of our public shares if we do not complete our initial business combination by June 20, 2023 (or prior to the end of any additional Extension Period, if applicable) or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, and (iii) the redemption of our public shares if we have not consummated an initial business combination by June 20, 2023 (or prior to the end of any additional Extension Period, if applicable), subject to applicable law and as further described herein. Public shareholders who redeem their public shares in connection with a shareholder vote described in clause (ii) in the preceding sentence will not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination by June 20, 2023 (or prior to the end of any additional Extension Period, if applicable), with respect to such public shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares, potentially at a loss.

If we do not consummate an initial business combination by June 20, 2023 (or prior to the end of any additional Extension Period, if applicable), our public shareholders may be forced to wait until after June 20, 2023 before redemption from the trust account.

If we are unable to consummate our initial business combination by June 20, 2023 (as such date may be extended pursuant to our Existing Governing Documents), we will distribute the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Existing Governing Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with Cayman Islands law. In that case, investors may be forced to wait beyond June 20, 2023 (as such date may be extended pursuant to our Existing Governing Documents), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Existing Governing Documents, and only then in cases where investors have sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we do not complete our initial business combination and do not amend our Existing Governing Documents. Our Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through June 20, 2023 (or until the end of any additional Extension Period), and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.20 per share.

As of December 31, 2022, we had approximately $7,000 in cash held outside the trust account to fund our working capital requirements. The funds available to us outside of the trust account may not be sufficient to allow us to operate until June 20, 2023 (or until the end of any further Extension Period), assuming that the Business Combination is not completed during that time. We might not have sufficient funds to continue searching for, or conduct due diligence with respect to, any additional target businesses.

If we are required to seek additional capital, we would need to borrow funds from the Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.20 per share on our redemption of the public shares.

EXTRAORDINARY GENERAL MEETING OF SPREE

General

Spree is furnishing this proxy statement/prospectus to Spree’s shareholders as part of the solicitation of proxies by the Spree Board for use at the extraordinary general meeting of Spree to be held on            , 2023, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to Spree’s shareholders on or about            , 2023 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides Spree’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting will be held at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608, and via live webcast, accessible at https://www.cstproxy.com/spreeac/            , at            a.m., Eastern Time, on            , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Purpose of the Spree Extraordinary General Meeting

At the extraordinary general meeting, Spree is asking holders of ordinary shares to consider and vote upon:

•        a proposal to approve by ordinary resolution and adopt the Business Combination Agreement and the transactions contemplated thereby;

•        a proposal to approve by special resolution the Domestication;

•        a proposal to approve by special resolution the amendment and restatement in their entirety and substitution in their place of the Existing Governing Documents with the Proposed Governing Documents;

•        proposals to approve the following material differences between the following governance provisions in the Existing Governing Documents and the Proposed Governing Documents:

•        an amendment to change the authorized share capital of Spree from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each, to (a) 200,000,000 shares of New WHC Class A Common Stock, (b) 40,000,000 shares of New WHC Class X Common Stock and (c) 10,000,000 shares of New WHC Preferred Stock;

•        an amendment to authorize the New WHC Board to issue any or all shares of New WHC Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New WHC Board and as may be permitted by the DGCL;

•        an amendment to condition the ability of New WHC stockholders to take action by written consent in lieu of a meeting upon the beneficial ownership by holders of shares of New WHC Class X Common Stock of a majority of the total voting power of outstanding stock in New WHC;

•        amendments changing the special shareholder majorities required for removal of directors, and for amending the charter provisions related to the number, classification, filling of vacancies, and removal, of directors;

•        an amendment reflected in the Proposed By-Laws, increasing the percentage of issued and outstanding shares required to be present in person or by proxy to constitute a quorum at a meeting of shareholders, from one-third to a majority;

•        certain other changes in connection with the replacement of Existing Governing Documents with the Proposed Certificate of Incorporation as part of the Domestication;

•        a proposal to approve by ordinary resolution shares of New WHC Class A Common Stock issued in connection with the Business Combination pursuant to Section 312.03 of the NYSE Listed Company Manual;

•        a proposal to approve and adopt by ordinary resolution the 2022 Plan;

•        a proposal to approve and adopt by ordinary resolution the ESPP; and

•        a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Other Governing Documents Proposals, the Director Election Proposal, the NYSE Proposal, is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Employee Stock Purchase Plan Proposal and the Incentive Award Plan Proposal are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal.

Recommendation of the Spree Board

The Spree Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Spree and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Other Governing Documents Proposals, “FOR” the Director Election Proposal, “FOR” the NYSE Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

Spree shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on            , 2023, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were            ordinary shares issued and outstanding, of which            were issued and outstanding public shares.

Quorum

A quorum of Spree shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than one-third of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting,            ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Spree but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, including all of the proposals other than the Adjournment Proposal.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter at the extraordinary general meeting.

The approval of the Other Governing Documents Proposals requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Each of the Condition Precedent Proposals, the Director Election Proposal, the NYSE Proposal, the Employee Stock Purchase Plan Proposal and the Incentive Award Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Employee Stock Purchase Plan Proposal and the Incentive Award Plan Proposal are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal.

Voting Your Shares

Each ordinary share that you own in your name entitles you to one vote. Your proxy card or voting instruction form (or related materials sent to you) shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are a few ways to vote your ordinary shares at the extraordinary general meeting:

•        You can vote by signing and returning the enclosed proxy card or, if your shares are held in “street name”, the enclosed voting instruction form. If you are a shareholder of record and vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Spree Board “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Other Governing Documents Proposals, “FOR” the Director Election Proposal, “FOR” the NYSE Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. If you hold your shares in “street name” and do not provide voting instructions to your broker, bank or other nominee on a particular proposal, your nominee will not have discretionary authority to vote on your behalf, and your shares will not be voted on that proposal.

•        If you hold your shares in “street name”, you may instead provide voting instructions via the internet, at www.proxyvote.com (you will need your control number from your voting instruction form in order to provide voting instructions in that manner). Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•        You can attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way Spree can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a Spree shareholder and you give a proxy or provide voting instructions, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date or provide substitute voting instructions at a later date, in accordance with information provided to you by your broker, bank or other nominee;

•        if you are a shareholder of record, you may notify Spree’s Chief Financial Officer in writing before the extraordinary general meeting that you have revoked your proxy; or

•        you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above (as a holder of shares in “street name”, you will need a proxy from your broker, bank or other nominee in order to do so).

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call            , our proxy solicitor, by calling            , or banks and brokers can call collect at            , or by emailing            .

Redemption Rights

Pursuant to the Existing Governing Documents, a public shareholder may request of Spree that it redeem all or a portion of its public shares for cash, out of funds legally available therefor, if the Business Combination is consummated. If you hold Spree units, you must separate the underlying Spree Class A ordinary shares and Spree public warrants prior to tendering your Spree public shares. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     hold public shares;

(ii)    submit a written request to Continental, Spree’s transfer agent, in which you (i) request that Spree redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)   deliver your public shares to Continental, Spree’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on            , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Spree’s transfer agent, Spree will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of December 31, 2022, this would have amounted to approximately $10.34 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place prior to the Domestication and, accordingly, it is the public shares of Spree that will be redeemed.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares of New WHC Class A Common Stock that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, our transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that our transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, our transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, our transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, our agent, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of its ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive its redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 22.9% of the issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Voting Agreement.

The closing price of public shares on            , 2023, the most recent closing price, was $            . For illustrative purposes, as of December 31, 2022, funds in the trust account plus accrued interest thereon totaled approximately $206,826,000 or $10.34 per issued and outstanding public share.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Spree cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Our shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

Spree is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Spree and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Spree will bear the cost of the solicitation.

Spree has hired            to assist in the proxy solicitation process. Spree will pay that firm a fee of $            plus disbursements. Such fee will be paid with non-trust account funds.

Spree will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Spree will reimburse them for their reasonable expenses.

Spree Sponsor’s Transactions

As of the date of this proxy statement/prospectus, there are 25,945,715 ordinary shares issued and outstanding, which includes an aggregate of 945,715 Class A ordinary shares included in the private units held by the Sponsor, as the initial shareholder of Spree, and 5,000,000 Class B ordinary shares held by the Sponsor.

At any time at or prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Sponsor, WHC and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that our Sponsor, WHC and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to limit the number of public shares electing to redeem, and to increase the likelihood of satisfaction of the requirements that: (i) the Business Combination Proposal, the Other Governing Documents Proposals, the Director Election Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, and (iii) our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) are at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination. However, any public shares purchased by the Sponsor, WHC and/or their directors, officers, advisors or respective affiliates would be purchased at a price no higher than the per share pro rata portion of the trust account.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. However, any public shares so purchased by Sponsor, WHC and/or their directors, officers, advisors or respective affiliates would not be voted in favor of the Condition Precedent Proposals at the extraordinary general meeting and would not be redeemable by such purchasers. We will file or submit a Current Report on Form 8-K to disclose any arrangements entered into or purchases made by any of the aforementioned persons, which report will include the number of public shares purchased, the purchase price, the purpose of the purchase, the impact that such purposes would have on the likelihood that the Condition Precedent Proposals will be approved, the identity (if not purchased in the open market) or nature of the security holders who sold to the aforementioned persons, and the number of public shares then redeemed.

BUSINESS COMBINATION PROPOSAL

Overview

We are asking our shareholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated by the Business Combination Agreement (including the Business Combination). Spree shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement. The Business Combination Agreement and Amendment No. 1 to the Business Combination Agreement are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus, and the transactions contemplated by the Business Combination Agreement. Please see “The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding a shareholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued of ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, including Amendment No. 1 to the Business Combination Agreement, which are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (which we refer to, collectively, as the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries of the representations and warranties in this proxy statement/prospectus as characterizations of the actual state of facts about Spree, Sponsor, WHC, or New WHC or the business of WHC.

On October 29, 2022, Spree and WHC entered into the Business Combination Agreement, which provides for, among other things, the following transactions:

(a)     Prior to the Closing, each issued and outstanding Spree Class B ordinary share will convert into one Spree Class A ordinary share;

(b)    On the Closing Date, following that conversion of Spree Class B ordinary shares but prior to the Closing, Spree will, subject to the receipt of the requisite shareholder approval, transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation, upon which Spree will change its name to “WHC Worldwide, Inc.” (referred to as New WHC), and the governing documents of Spree will be amended and restated;

(c)     In connection with the Domestication of Spree, each outstanding Class A ordinary share of Spree (including each such share issued upon conversion of each outstanding Class B ordinary share of Spree) will become one share of New WHC Class A Common Stock, par value $0.0001 per share (as described in greater detail under the heading “Effect of the Domestication on Existing Spree Equity in the Business Combination”);

(d)    At the Closing, the members of WHC and WHC will cause WHC’s existing limited liability company agreement to be amended and restated to be in the form of the A&R LLC Agreement of WHC attached as an exhibit to the Business Combination Agreement, to, among other things, admit New WHC as the managing member of WHC and to re-classify all of WHC’s existing common units into the number of initial WHC Class B Common Units based on a formula tied to the pre-transaction equity value of WHC as set forth in the Business Combination Agreement;

(e)     At the Closing, substantially concurrently with the foregoing actions, New WHC will (i) contribute to WHC an amount equal to the sum of cash in the trust account as of immediately prior to the Closing (after giving effect to the share redemptions from the trust account) plus the aggregate cash proceeds actually received in respect of a PIPE investment and (ii) issue to WHC a number of shares of New WHC Class X Common Stock, which WHC will in turn distribute to its preexisting unitholders (which shares will not have any economic rights but will initially entitle the holder thereof to five votes per share, and, following the 18-month anniversary of the Closing Date, one vote per share), equal to the number of WHC Class B Common Units held by each of the preexisting WHC unitholders, and, in respect of that contribution and issuance by New WHC, WHC will, in turn, issue to New WHC, WHC Class A Common Units, which will possess all of the voting rights in WHC;

(f)     Under the A&R LLC Agreement of WHC: (x) holders of WHC Class B Common Units will have the right to exchange those units, together with their shares of New WHC Class X Common Stock, for shares of New WHC Class A Common Stock, or, at the election of New WHC, cash; (y) holders of WHC Class B Common Units will be entitled to share in the profits and losses of WHC (along with the WHC Class A Common Units held by New WHC) and to receive distributions if and as declared by the managing member of WHC (i.e., New WHC), but will not possess voting rights; and (z) the WHC Class A Common Units held by New WHC will possess all of the voting rights in WHC; and

(g)    At the Closing, the Earnout Warrant to purchase up to 1,500,000 shares of New WHC Class A Common Stock will be issued to the Earnout Participant, which will vest and become exercisable with respect to underlying shares upon the achievement of certain events linked to the market price of New WHC Class A Common Stock.

Following the completion of the Business Combination, as described above, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow WHC’s members to retain a direct equity ownership in WHC, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of WHC Class B Common Units. Each of WHC’s existing unitholders will also hold a number of shares of New WHC Class X Common Stock equal to the number of WHC Class B Common Units it holds, which will have no economic value, but which will initially afford the holder five votes per share (and, following the 18-month anniversary of the Closing Date, one vote per share) at any meeting of the shareholders of New WHC. The A&R WHC LLC Agreement, substantially in the form attached hereto as Annex E, will provide each holder of WHC Class B Common Units (other than New WHC) with the right to redeem all or a portion of their Units (together with an equal number of shares of New WHC Class X Common Stock) for New WHC Class A Common Stock, or, at New WHC’s option, cash, in each case subject to certain restrictions set forth therein. Those investors who held Spree Class A ordinary shares or Spree Class B ordinary shares prior to the Domestication will, by contrast, have their shares converted into shares of New WHC Class A Common Stock. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and Spree” for additional information on our organizational structure.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to Closing, including, among other things, the Subscription Agreements, the Sponsor Letter Agreement, the Investor Rights Agreement, the A&R LLC Agreement and the Tax Receivable Agreement. See “Related Agreements” for more information.

Effect of the Domestication on Existing Spree Equity in the Business Combination

The Domestication will result in, among other things, the following, each of which will occur prior to the Closing on the Closing Date:

•        each issued and outstanding Spree Class B ordinary share will be converted into one Spree Class A ordinary share;

•        each issued and outstanding Spree Class A ordinary share will be converted, on a one-for-one basis, into New WHC Class A Common Stock;

•        each outstanding Spree warrant to purchase one Spree Class A ordinary share will become a warrant to purchase one share of New WHC Class A Common Stock; and

•        the Existing Governing Documents of Spree will become the certificate of incorporation and the By-Laws as described in this proxy statement/prospectus and attached to the Business Combination Agreement and Spree’s name will change to “WHC Worldwide, Inc.”

Consideration to WHC Unitholders in the Business Combination

As further discussed above, the WHC Class B Common Units held by WHC’s existing unitholders as a result of the re-classification of WHC’s existing limited liability company interests that is to occur at Closing are exchangeable, together with an equal number of shares of New WHC Class X Common Stock for shares of New WHC Class A Common Stock or, as elected by New WHC pursuant to the BCA, cash, subject to certain adjustments and restrictions set forth in the A&R WHC LLC Agreement.

In addition to the consideration payable to all existing unitholders of WHC, New WHC will issue to the Earnout Participant, an Earnout Warrant to purchase an aggregate of 1,500,000 shares of New WHC Class A Common Stock at an exercise price per share equal to the greater of $10.00 and the closing price of the New WHC Class A Common Stock on the NYSE on the date of the Closing. The Earnout Warrant will vest in three tranches, exercisable for 500,000 shares each, conditioned on the volume-weighted average price (VWAP) of the New WHC Class A Common Stock equaling or exceeding $14.00, $18.00 and $22.00, respectively, for any 20 trading days within a period of 30 consecutive trading days following the Closing and before the earlier of (i) the fourth anniversary of the Closing and (ii) the date on which the Earnout Participant ceases to be employed by New WHC or its affiliates.

An additional, cash earn-out payment of $10 million will be payable to WHC, for distribution to the holders of the WHC Class B Common Units on a pro-rata basis (based on their respective ownership of pre-closing WHC limited liability company membership interests), if the aggregate transaction proceeds in the combined company at the Closing is in excess of $70 million, subject to written consent of any PIPE Investors in any Spree financings prior to or at Closing. For purposes of such additional earn-out payment, aggregate transaction proceeds are defined as (a) the sum of (i) aggregate cash proceeds from the trust account, after giving effect to reduction for redemptions by public shareholders of Spree (or other obligations satisfied from the trust account), (ii) the aggregate proceeds from a PIPE Financing in WHC at the Closing, and (iii) all unrestricted cash proceeds held in the name of and available for use by Spree as of the Closing outside the Spree trust account, minus (b) unpaid Spree expenses.

New WHC Proceeds

The transaction proceeds will be used for general corporate purposes, including acquisitions, after the Business Combination.

Closing of the Business Combination

The Closing of the transactions contemplated by the Business Combination Agreement will take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than on the third business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions set forth in the Business Combination Agreement and described below under the section entitled “— Conditions to Closing of the Business Combination” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Spree and WHC may agree in writing.

Conditions to Closing of the Business Combination

Conditions to the Obligations of the Parties

The obligations of the parties to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by all of the parties, of the following conditions:

•        all necessary clearances, authorizations and approvals from governmental entities will have been received and all applicable waiting periods will have expired or been terminated, as applicable;

•        no order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Business Combination Agreement will be in effect, and no law or regulation will have been adopted that makes the consummation of the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibited;

•        this proxy statement/prospectus will have become effective in accordance with the provisions of the Securities Act, no stop order will have been issued by the SEC and will remain in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order will have been threatened or initiated by the SEC and remaining pending;

•        the approval of each Condition Precedent Proposal by the affirmative vote of the holders of the requisite number of Spree ordinary shares being obtained in accordance with Spree’s Existing Governing Documents and applicable law;

•        Spree’s initial listing application with the NYSE in connection with the transactions contemplated by the Business Combination Agreement will have been conditionally approved and, immediately following the Closing, Spree will, after giving effect to the redemptions of Spree shares, satisfy any applicable initial and continuing listing requirements of the NYSE, and Spree will not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Closing, and the shares of New WHC Class A Common Stock will have been approved for listing on the NYSE;

•        after giving effect to the transactions contemplated by the Business Combination Agreement (including after giving effect to the redemptions of Spree shares), Spree will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing;

•        as of the Closing, each of the Ancillary Documents (as defined in the Business Combination Agreement) will be in full force and effect and will not have been rescinded by any of the parties thereto; and

•        the delivery of PIPE placement agent deliverables, each dated as of the date of the Closing, to the placement agent for the PIPE Financing.

Other Conditions to the Obligations of Spree

The obligations of Spree to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by Spree of the following further conditions:

•        (a) the representations and warranties of WHC regarding organization and qualification of WHC and its subsidiaries, the authority and approvals of WHC to, among other things, execute and deliver the Business Combination Agreement and each of the ancillary documents attached thereto to which it is or will be a party and to consummate the transactions contemplated thereby, the capitalization of WHC and its subsidiaries, and brokers fees will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” (as defined below) or any similar limitation set forth in the Business Combination Agreement) in all material respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the

Closing Date (except to the extent that any such representation and warranty was made as of an earlier date, in which case such representation and warranty will have been true and correct in all material respects as of such earlier date), and (b) all other representations and warranties of WHC set forth in the Business Combination Agreement will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty was made as of an earlier date, in which case such representation and warranty will have been true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, would not cause and would not be expected to cause a Company Material Adverse Effect;

•        WHC will have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by WHC under the Business Combination Agreement at or prior to the Closing;

•        since the date of the Business Combination Agreement, no Company Material Adverse Effect will have occurred that is continuing;

•        there will be no legal proceeding pending or threatened in writing by any governmental entity that would materially restrict Spree’s ability to operate the business to be acquired pursuant to the transactions following the Closing or that could require Spree to divest any businesses or assets of WHC following the Closing; and

•        at or prior to the Closing, WHC will have delivered, or caused to be delivered, to Spree the following documents:

•        a certificate duly executed by an authorized officer of WHC, dated as of the Closing Date, to the effect that the conditions set forth in the first three bullet points in this subsection entitled “Other Conditions to the Obligations of Spree” are satisfied, in a form and substance reasonably satisfactory to Spree; and

•        each of the Ancillary Documents required to be signed by WHC, duly executed by WHC.

Other Conditions to the Obligations of WHC

The obligations of WHC to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by WHC of the following further conditions:

•        (a) the representations and warranties of Spree set forth in the Business Combination Agreement relating to capitalization, organization and qualification of Spree, the authority and approvals of Spree to, among other things, execute and deliver the Business Combination Agreement and each of the ancillary documents attached thereto which it is or will be a party and to consummate the transactions contemplated thereby, and brokers’ fees, will be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty was made as of an earlier date, in which case such representation and warranty will have been true and correct in all material respects as of such earlier date), and (b) all other representations and warranties of Spree contained in the Business Combination Agreement will be true and correct (without giving effect to any limitation of “materiality” or “Spree Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty was made as of an earlier date, in which case such representation and warranty will have been true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, would not cause and would not be expected to cause a Spree Material Adverse Effect;

•        Spree will have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by Spree under the Business Combination Agreement at or prior to the Closing;

•        since the date of the Business Combination Agreement, no Spree Material Adverse Effect will have occurred that is continuing;

•        as of immediately following the Closing, the Spree Board will consist of the directors determined pursuant to the Business Combination Agreement;

•        the Sponsor will have complied in all material respects with its covenants and agreements required to be performed or complied with by it under the Sponsor Letter Agreement at or prior to the Closing;

•        the Domestication will have been consummated on the Closing Date prior to the Closing in accordance with the Business Combination Agreement and a time-stamped copy of the Certificate of Domestication issued by the Secretary of State of the State of Delaware in relation to the Domestication will have been delivered to WHC;

•        the sum of all unpaid Spree expenses may not exceed the difference between $25 million and certain unpaid expenses that are attributable to WHC;

•        the Minimum Cash Condition;

•        Spree shall not have any indebtedness for borrowed money, other than promissory amounts owed to the Sponsor as described in the registration statement for Spree’s IPO, and other than in connection with any backstop, forward purchase or other forms of non-redemption agreements reasonably required to ensure a public float as required by under NYSE requirements; and

•        at or prior to the Closing, Spree will have delivered, or caused to be delivered, to WHC the following documents:

•        a certificate duly executed by an authorized officer of Spree, dated as of the Closing Date, to the effect that the conditions set forth in the first three bullet points of this subsection entitled “Other Conditions to the Obligations of WHC” are satisfied, in a form and substance reasonably satisfactory to WHC; and

•        each of the Ancillary Documents required to be signed by Spree, duly executed by Spree.

Representations and Warranties

Under the Business Combination Agreement, WHC made customary representations and warranties to Spree relating to, among other things: organization and qualification; capitalization; authorization; financial statements, absence of undisclosed liabilities, consents and approvals; permits; material contracts; absence of certain changes; litigation; compliance with law; employee plans; environmental matters; intellectual property; labor matters; insurance; tax matters; brokers; real and personal property; transactions with affiliates; data privacy and security; compliance with international trade and anti-corruption laws; information supplied; and investigation.

Under the Business Combination Agreement, Spree made customary representations and warranties to WHC relating to, among other things: organization and qualification; authorization; consent and approvals; brokers; information supplied; capitalization; SEC filings; absence of certain changes; material contracts; investment company status; the trust account; transactions with affiliates; litigation; compliance with law; business activities; internal controls, NYSE listing and financial statements; absence of undisclosed liabilities; employment matters; employee plans; tax matters; compliance with international trade and anti-corruption laws; change of control payments; and investigation.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties relating to WHC and its subsidiaries (each, a “Group Company” and, collectively, the “Group Companies”) and Spree are qualified, in whole or in part, by materiality thresholds. In addition, certain representations and warranties relating to the Group Companies and Spree are qualified, in whole or in part, by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of WHC to consummate the WHC Contribution Equity Amount or consummate the other transactions contemplated by the Business Combination Agreement or the ancillary documents attached thereto to be consummated by WHC on the Closing Date in connection therewith, in each case, in accordance with the terms of the Business Combination Agreement and the ancillary documents attached thereto; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any country, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budget, projection, forecast, estimate or prediction (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslide, wildfire, epidemic, pandemic (including COVID-19) or quarantine, act of God or other natural disaster or comparable event in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

Pursuant to the Business Combination Agreement, a “Spree Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of Spree, taken as a whole, or (b) the ability of Spree to consummate the Domestication, contribute the Closing Date Contribution Amount and the Closing Date Equity Contribution to WHC or the other transactions contemplated by the Business Combination Agreement or the ancillary documents attached thereto to be consummated by Spree on the Closing Date in connection therewith, in each case, in accordance with the terms of the Business Combination Agreement and the ancillary documents thereto; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Spree Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social condition in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any country, (iv) changes in any applicable Law, (v) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of Spree with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (v) shall not apply to the representations and warranties set forth in Section 4.3(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.3(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vi) any failure by Spree to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (v) or clause (vii)), or (vii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslide, wildfire, epidemic, pandemic (including COVID-19) or quarantine, act of God or other natural disaster or comparable event in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (iv) or clause (vii) may be taken into account in determining whether a Spree Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on Spree, taken as a whole, relative to other “SPACs.”

Covenants of the Parties

Covenants of WHC

WHC made certain covenants under the Business Combination Agreement, including, among others, those discussed under this subheading.

Subject to certain customary exceptions or as consented to in writing by Spree (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing or the termination of the Business Combination Agreement in accordance with its terms, WHC will, and WHC will cause its subsidiaries to, (i) operate the business of the Group Companies in the ordinary course of business in all material respects and (ii) use commercially reasonable efforts to (A) maintain and preserve intact in all material respects the business organization, assets and properties and material business relations of the Group Companies, (B) retain the current key officers of the Group Companies and (C) preserve the relationships with the key customers and key suppliers of the Group Companies. WHC will furthermore regularly confer with Spree to discuss any material changes or developments in the operational matters of the Group Companies and the general status of the ongoing operations of the Group Companies. Further, subject to certain customary exceptions or as consented to in writing by Spree (such consent, other than in the case of the first, clause (A) of the second, the eighteenth, and the twenty-ninth sub-bullets below, not to be unreasonably withheld, conditioned or delayed), from and after the date of the Business Combination Agreement and until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, WHC will, and WHC will cause its subsidiaries to, not do any of the following:

•        declare, set aside, make or pay any dividends or distribution or payment in respect of, or repurchase or redeem any outstanding, any equity securities of WHC or its subsidiaries, other than tax distributions to pre-Closing WHC unitholders in a manner consistent with past practice;

•        (A) merge, consolidate, combine or amalgamate with any person or (B) purchase or otherwise acquire any business entity or organization, other than all such transactions, in the aggregate, where the cash purchase price paid does not exceed $25 million in the aggregate;

•        adopt any amendments, supplements, restatements or modifications to any governing documents of WHC or its subsidiaries;

•        subject to certain exceptions, sell, transfer assign, sublease, license, sublicense, let lapse, let expire (except the expiration of intellectual property rights in accordance with its maximum statutory term or licenses and sub-licenses of intellectual property in the ordinary course of business) or otherwise dispose of any material assets or properties, disclose trade secrets, or subject any material assets to any lien (subject to certain exceptions), in each case, of WHC or its subsidiaries;

•        transfer, issue, sell, grant, or otherwise dispose of or subject to a lien any equity interests of WHC or its subsidiaries or issue any options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units, or other rights obligating WHC or any of its subsidiaries to issue any equity interests other than those granted to any director, manager, officer, employee, individual independent contractor or service provider in the form of compensation or pursuant to any compensation agreement or arrangement;

•        split, combine or reclassify any of its capital stock or other equity securities of any Group Company or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

•        incur, create or assume any indebtedness or guarantee any liability of any person other than any Group Company, other than (A) ordinary course trade payables, or (B) (i) indebtedness used to pay salaries in the ordinary course consistent with past practice, (ii) indebtedness of up to $25 million incurred in connection with acquisitions of the assets of taxi companies (or similar businesses) in urban areas in the U.S., or indebtedness for tax distributions to pre-Closing WHC unitholders in a manner consistent with past practice;

•        (i) pay, discharge or satisfy, any claim or indebtedness, other than payment, discharge or satisfaction in the ordinary course of business consistent with past practices of indebtedness reflected or reserved against in WHC’s financial statements, (ii) defer payment of any accounts payable other than in the ordinary course of business consistent with past practices, or (iii) give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practices, in order to accelerate or induce the collection of any receivable;

•        subject to certain exceptions, amend or modify, in either case in a manner materially adverse to, or terminate certain material contracts or real property lease of, WHC or its subsidiaries waive any material benefit or right under any such material contracts or enter into, amend or modify any contract or real property lease that would have been a material contract if entered into, amended or modified prior to the date of the Business Combination Agreement;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with such Group Company’s outside auditors;

•        subject to certain exceptions, make any loans, advances or capital contributions to, guarantees for the benefit of or any investments in any person;

•        subject to certain exceptions, adopt or amend or modify any benefit plan or increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual, independent contractor or service provider or take any action to accelerate any payment or benefit payable to any such person;

•        pay or agree to pay any special bonus or special remuneration to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date of the Business Combination Agreement (including acceleration of vesting or payment), in connection with the transactions under the Business Combination Agreement;

•        enter into or negotiate any collective bargaining agreement, or recognize or certify any labor union, works council, other labor organization or group of employees as the representative for any employees of any Group Company;

•        make, change or revoke any material election concerning taxes other than in the ordinary course of business, enter into any material tax closing agreement, enter into any tax allocation, tax sharing or tax indemnity or similar agreements (subject to certain exceptions), settle or compromise any material tax claim or assessment, file any material amended tax return, adopt or change any method of tax accounting, change any tax accounting period, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

•        subject to certain exceptions, waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider;

•        subject to certain exceptions, hire or otherwise enter into any employment or service agreement or arrangement with any director, manager, officer, employee, individual independent contractor or other service provider of whose total annual compensation opportunity exceeds $400,000;

•        implement or announce any employee layoffs, plant closings, reductions in force or other actions that could implicate the Worker Adjustment Retraining and Notification Act of 1988 or similar laws;

•        enter into any settlements in excess of certain thresholds or that impose any material non-monetary obligations on WHC or any of its subsidiaries;

•        waive, release, assign, settle or compromise any material claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, any Group Company or its affiliates) not above a certain threshold, or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in WHC’s financial statements;

•        subject to certain exceptions, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•        make any material changes to the methods of accounting, other than changes made in accordance with standard(s) of the Public Company Accounting Oversight Board;

•        enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement or the ancillary documents attached thereto;

•        subject to certain exceptions, make any material change of control payment or make any material payments with respect to a WHC’s affiliated party arrangement;

•        subject to certain exceptions, fail to maintain WHC’s real property in substantially the same condition as the date of the Business Combination Agreement;

•        enter into any contract, understanding or arrangement with respect to the voting of equity securities, or registration rights in respect of equity securities, of any Group Company;

•        establish any subsidiary except in connection with acquisitions permitted by the Business Combination Agreement or enter into any new line of business;

•        close or materially reduce its activities;

•        make any capital expenditures in excess of certain thresholds subject to certain exceptions; or

•        enter into any contract to take, announce or cause to be taken any of the above actions.

From the date of the Business Combination Agreement until the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, WHC shall not, and shall cause the other Group Companies and its and their respective officers and directors to not and shall use its reasonable best efforts to cause the other representatives of the Group Companies to not, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) engage or participate in discussions or negotiations with any person with respect to, a Company Acquisition Proposal or potential Company Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Company Acquisition Proposal, (v) enter into any contract or other arrangement or understanding (whether or not binding) regarding a Company Acquisition Proposal; (vi) make any filings or submissions to the SEC in connection with a public offering of any equity securities, or other securities, of any Group Company; (vii) release any third person from, or waive any provision of, any confidentiality agreement to which such party is a party with the intention of facilitating a Company Acquisition Proposal, or (viii) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any person in connection with any Company Acquisition Proposal or a transaction of the type in clause (vi) (other than to inform such person of the existence of the Company’s obligations under Section 5.6 of the Business Combination Agreement).

As promptly as reasonably practicable following the date of the Business Combination Agreement, WHC will deliver to Spree the audited consolidated balance sheets of WHC as of December 31, 2020 and December 31, 2021 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of WHC for the years then ended, to be audited in accordance with the standards of the PCAOB and to contain a report of WHC’s auditor and to comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. WHC satisfied this covenant by delivering such financial statements.

WHC acknowledged and agreed that Spree established the trust account for the benefit of Spree’s public shareholders, and Spree may disburse monies from the trust account only in the express circumstances described in Spree’s IPO prospectus. Further, WHC, on its own behalf and on behalf of its representatives, waived any past, present or future claim of any kind against the trust account and agreed not to seek recourse against the trust account for any reason whatsoever.

Covenants of Spree

Spree made certain covenants under the Business Combination Agreement, including, among others, those discussed under this subheading.

Subject to certain customary exceptions or as consented to in writing by WHC, prior to the Closing or the termination of the Business Combination Agreement in accordance with its terms, Spree will not do any of the following (such consent not to be unreasonably withheld, conditioned or delayed except in the case of the first, second, third, fourth, fifth, ninth, and eleventh sub-bullets below):

•        adopt any amendments, supplements, restatements or modifications to the agreement with the trustee for the trust account or the Existing Governing Documents;

•        create or form a subsidiary;

•        acquire (including, without limitation, by merger, consolidation, or acquisition of stock or other equity interests or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person, or make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person;

•        declare, set aside, make or pay any dividends or distribution on, or payment in respect of, or repurchase, redeem or otherwise acquire any outstanding, equity securities of Spree or any subsidiary of Spree;

•        authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•        split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

•        incur, create or assume any indebtedness or guarantee any liability of another person, other than issuing to the Sponsor (or any of its affiliates) promissory notes that evidence up to $1,500,000 of working capital loans from the Sponsor;

•        make any loans or advances to, or capital contributions in, any other person, other than to, or in, Spree;

•        issue any equity securities of Spree or grant any additional options, warrants or stock appreciation rights with respect to its equity securities, other than issuing to the Sponsor (or any of its affiliates) warrants upon conversion of up to $1,500,000 of working capital loans from the Sponsor;

•        subject to certain exceptions, enter into, renew, modify or revise any Spree related party transaction or make any material payment to any Spree related party;

•        engage in any activities or business, or incur any liabilities, outside the ordinary course of business (subject to certain exceptions);

•        enter into, amend or modify, in any case, in a manner materially adverse to Spree or terminate certain material contracts (subject to certain exceptions);

•        adopt or materially amend any material benefit plan, enter into any employment contract or collective bargaining agreement or hire any person as an employee of Spree;

•        make, change or revoke any material election concerning taxes other than in the ordinary course of business, enter into any material tax closing agreement, enter into any tax allocation, tax sharing or tax indemnity or similar agreements (other than one that is included in a contract entered into in the ordinary course of business that is not primarily related to taxes), settle or compromise any material tax claim or assessment, file any material amended tax return, adopt or change any method of tax accounting, change any tax accounting period, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

•        make any material changes to its methods of accounting, other than changes made in accordance with standard(s) of the Public Company Accounting Oversight Board;

•        authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

•        enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•        subject to certain exceptions, make any material change of control payment; or

•        enter into any contract to take, announce or cause to be taken any of the above actions.

As promptly as practicable following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, Spree will (a) (i) duly call and give notice of and duly convene and hold the general meeting to approve the Condition Precedent Proposals and the additional Transaction Proposals (ii) cause the registration statement of which this proxy statement/prospectus forms a part to be mailed to the Spree shareholders, use reasonable best efforts to solicit proxies from the pre-Closing Spree shareholders to vote in favor of the Condition Precedent Proposals and the other Transaction Proposals and (iii) provide Spree shareholders with the opportunity to elect to effect the redemption of their shares in accordance with the governing documents of Spree.

Spree will use its reasonable best efforts to cause (i) Spree’s initial listing application with NYSE in connection with the transactions contemplated by the Business Combination Agreement to be approved, (ii) to satisfy any of Spree’s applicable initial and continuing listing requirements and (iii) the shares of New WHC Class A Common Stock issuable in accordance with the Business Combination Agreement, including the Domestication, to be approved for listing on the NYSE, subject to official notice of issuance thereof.

Spree will keep in place all rights to indemnification or exculpation existing as of the date of the Business Combination Agreement and in effect immediately prior to the Closing in favor of the directors and officers of Spree, as provided in Spree’s Existing Governing Documents or director and officer indemnification agreements, in substantially the form set forth in Spree’s SEC reports, in either case, solely with respect to any matters occurring on or prior to the Closing, which indemnification rights will survive the Business Combination and continue in full force and effect from and after the Closing for a period of six years.

Spree will obtain, at or prior to the Closing, and Spree will maintain, or cause to be maintained, in effect for a period of six years following the Closing, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of Spree’s current officers and directors with respect to matters occurring on or prior to the Closing.

From the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, Spree agreed to not, and to cause its officers and directors to not, and Sponsor and its controlled affiliates to not, and to use its reasonable best efforts to cause its and their affiliates and the other representatives of Spree, Sponsor and its controlled affiliates to not, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Spree Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Spree Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding (whether or not binding) regarding a Spree Acquisition Proposal; (iv) make any filings or submissions with the SEC in connection with a public offering of any equity securities, or other securities, of Spree, other than any such filings or submissions in connection with the transactions contemplated by the Business Combination Agreement; or (v) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any person in connection any Spree Acquisition Proposal or a transaction of the type in clause (iv) (other than to inform such person of the existence of its obligations under Section 5.7 of the Business Combination Agreement).

Spree will take all such action as may be necessary or appropriate such that, effective as of the Closing, the New WHC Board will consist of five individuals, as described in greater detail under the heading “— Board of Directors.”

Spree has undertaken, prior to the Spree extraordinary general meeting of shareholders, that its board of directors will approve and adopt the equity incentive plan and employee share purchase plan that will be brought for approval at the shareholder meeting.

Mutual Covenants of the Parties

The parties to the Business Combination Agreement made certain covenants thereunder, including, among others, the following:

•        (i) using reasonable best efforts to obtain commitments from PIPE Investors to purchase such amount of shares of New WHC Class A Common Stock for $10.00 per share, enforce the obligations of the PIPE Investors under PIPE subscription agreements, and consummate the purchases contemplated by the PIPE subscription agreements on the terms and subject to the conditions set forth in the PIPE subscription agreements, (ii) satisfy all conditions to the PIPE Financing set forth in the PIPE subscription agreements that are within their control, and (iii) satisfy and comply with their obligations under the PIPE subscription agreements, using reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by the Business Combination Agreement;

•        notifying the other in writing promptly after learning of any shareholder demands or other shareholder proceedings relating to the Business Combination Agreement, any ancillary document thereto or any matters relating thereto commenced and reasonably cooperate with each other in connection therewith, including not settling or compromising any such demand or proceeding without the consent of the other (not to be unreasonably withheld, conditioned or delayed);

•        acknowledging and agreeing to keep certain information confidential in accordance with the existing non-disclosure agreements among the parties and their affiliates;

•        subject to certain customary exceptions, providing each other reasonable access to their respective properties, directors, officers, books and records; and

•        cooperating in connection with the filing of relevant tax returns, and any audit or tax proceeding.

In addition, Spree and WHC agreed that Spree and WHC will prepare and mutually agree upon and Spree will file with the SEC, this proxy statement/prospectus included in a registration statement on Form S-4 relating to the Business Combination.

Board of Directors

Effective as of the Closing, the current officers of WHC will be the officers of New WHC. Additionally, effective as of the Closing, the New WHC Board will consist of five individuals, of which (i) one will be designated by the Sponsor, subject to the approval of WHC (not to be unreasonably withheld), who will qualify as an “independent director” under the listing rules of the NYSE and Rule 10A-3 of the Exchange Act, and (ii) four will be designated by WHC, subject, in the case of one such director, to the approval of Spree and the Sponsor (not to be unreasonably withheld), two of whom will qualify as “independent directors” under the listing rules of the NYSE and Rule 10A-3 of the Exchange Act. The post-Closing New WHC directors will be assigned to classes to be elected on a staggered basis for the terms designated in the Voting Agreement.

Survival of Representations, Warranties and Covenants

The representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Closing) in the Business Combination Agreement will terminate at the Closing, except for each covenant and agreement that, by its terms, expressly contemplates performance after the Closing, each of which will survive the Closing in accordance with its terms.

Termination

The Business Combination Agreement may be terminated, and the transactions contemplated by the Business Combination Agreement may be abandoned at any time prior to the Closing:

•        by the mutual written consent of Spree and WHC;

•        by Spree, if any of the representations or warranties made by WHC in the Business Combination Agreement are not true and correct or if WHC fails to perform any of its covenants or agreements set forth in the Business Combination Agreement such that certain conditions to the obligations of Spree, as described in the section entitled “ Conditions to Closing of the Business Combination” above, could not be satisfied and the breach (or breaches) causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty days after written notice thereof is delivered to WHC by Spree and (ii) 11:59 P.M. (Eastern time) on June 30, 2023 (or, if the registration statement/proxy statement shall have been declared effective by the SEC prior to such date, the date that is sixty (60) days following the date of effectiveness of the registration statement/proxy statement, which date may be extended by the written mutual agreement of Spree and WHC if the conditions to closing have not been satisfied as of such time) (the “Termination Date”); provided, however, that Spree is not then in breach of the Business Combination Agreement so as to prevent certain conditions to the obligations of WHC from being satisfied;

•        by WHC, if any of the representations or warranties made by Spree in the Business Combination Agreement are not true and correct or if Spree fails to perform any of its covenants or agreements set forth in the Business Combination Agreement such that certain conditions to the obligations of WHC, as described in the section entitled “ Conditions to Closing of the Business Combination” above, could not be satisfied and the breach (or breaches) causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty days after written notice thereof is delivered to Spree by WHC, and (ii) the Termination Date; provided, however, that WHC is not then in breach of the Business Combination Agreement so as to prevent certain conditions to the obligations of Spree from being satisfied;

•        by either Spree or WHC, subject to certain exceptions, if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date (WHC will not have the right to terminate the agreement pursuant to this clause for ninety (90) days after the Termination Date if the Registration Statement/Proxy Statement was not filed with the SEC by December 24, 2022);

•        by either Spree or WHC, if:

•        any governmental entity of competent jurisdiction has issued an order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Business Combination Agreement and such order has become final and nonappealable, or if any law or regulation has been adopted that permanently makes the consummation of the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibited; and

•        the approval of the Condition Precedent Proposals by Spree shareholders is not obtained at the extraordinary general meeting (including any adjournment thereof);

•        by Spree, if there shall have been a Company Material Adverse Effect on the Group Companies on a consolidated basis following the date of the Business Combination Agreement which is uncured and continuing; or

•        by Spree, if the Registration Statement/Proxy Statement has not been filed with the SEC by December 24, 2022.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except (i) in the case of a willful breach of any covenant or agreement under the Business Combination Agreement or fraud, and (ii) for customary obligations that survive the termination thereof (such as confidentiality obligations).

Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, (i) if the Business Combination Agreement is terminated in accordance with its terms, WHC will pay, or cause to be paid, all unpaid WHC expenses and Spree will pay, or cause to be paid, all unpaid Spree expenses and (ii) if the Closing occurs, then, subject to the Sponsor Letter Agreement, Spree will pay, or cause to be paid, all unpaid WHC expenses, all unpaid Spree expenses and all unpaid Spree liabilities.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Companies Act (As Revised) also applies to the Domestication).

Amendments

The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by Spree and WHC, provided that amendments to certain specified provisions will also require the written agreement of Sponsor following the Closing. In addition, an amendment of the provisions related to the WHC CEO shall require his written consent, and any amendment to provisions related to the deliverables from the placement agent for the PIPE Financing shall require the written consent of the PIPE Financing placement agent.

Deferred Underwriting Fees

The underwriters of Spree’s IPO are entitled to deferred underwriting fees of $9.0 million at the closing of the Business Combination. The deferred underwriting fees are not subject to adjustment based on the number of shares of Spree Class A ordinary shares with respect to which the holders exercise their redemption rights in connection with the Business Combination. The table below expresses the deferred underwriting fees as a percentage of the outstanding shares of Spree Class A ordinary shares based on different levels of redemptions of Spree Class A ordinary shares.

(dollars in thousands)	No redemption scenario	Illustrative redemption scenario(1)	Contractual maximum redemption scenario(1)
Deferred underwriting fees	$9,000	$9,000	$9,000
Total Spree Class A ordinary shares	20,945,715	14,945,715	7,796,975
Deferred underwriting fees as a percentage of Spree Class A ordinary shares	4.3%	6.0%	11.5%

____________

(1)      Illustrative redemption scenario assumes a redemption level of 6,000,000 public shares, which represents approximately the midpoint between the no redemption scenario and the contractual maximum redemption scenario, which represents the estimated maximum number of public shares that may be redeemed while still enabling the Minimum Cash Condition to be met with only the proceeds from the Spree trust account and assuming no additional capital is contributed.

Because the deferred underwriting fee is not subject to adjustment based on redemptions by Spree’s public shareholders, the effective underwriting fee will not vary based on the amount of redemptions in connection with the Business Combination.

Ownership of Spree Immediately Following the Business Combination

As of the date of this proxy statement/prospectus, there are 25,945,715 ordinary shares issued and outstanding, which includes an aggregate of 945,715 private placement shares and 5,000,000 Class B ordinary shares. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of Spree’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination), Spree’s fully-diluted share capital would be 25,945,715 ordinary shares (excluding shares issuable under outstanding warrants to purchase Class A ordinary shares).

The following table illustrates varying ownership levels in New WHC Class A Common Stock immediately following the consummation of the Business Combination, as well as possible sources and extents of dilution for non-redeeming public shareholders, under the various redemption scenarios set forth in the table, and subject to the additional assumptions set forth in the footnotes to the table. If the actual facts are different than those assumptions, the ownership percentages in New WHC will be different. All of the scenarios assume that no additional capital is contributed and that the Spree trust account funds are the only source of capital.

	No Redemptions(1)%		Illustrative Redemption(2)%		Contractual Maximum Redemption(3)%
Spree Public Shareholders	20,000,000	46.3%	14,000,000	37.8%	6,851,260	23.1%
Current members of WHC(4)	17,260,138	39.9%	17,056,138	46.1%	16,811,376	56.8%
Sponsor(5)	5,945,715	13.8%	5,945,715	16.1%	5,945,715	20.1%
Total	43,205,853	100%	37,001,853	100%	29,608,351	100%

Potential sources of dilution:
Public Warrants	10,000,000	18.8%	10,000,000	21.3%	10,000,000	25.2%
Private Warrants	472,858	1.1%	472,858	1.3%	472,858(6)	1.6%
Earnout Warrant(7)	1,500,000	3.4%	1,500,000	3.9%	1,500,000	4.8%
2022 Plan	4,500,000	9.4%	4,500,000	10.8%	4,500,000	13.2%
ESPP	1,500,000	3.4%	1,500,000	3.9%	1,500,000	4.8%
Total Sources of Dilution(8)	17,972,858	29.4%	17,972,858	32.7%	17,972,858	37.8%

____________

(1)      Assumes that no public shares are redeemed, and potential dilution from the sources identified above are excluded.

(2)      Assumes that 6,000,000 public shares are redeemed, which amount represents approximately the midpoint between the no redemption scenario and the contractual maximum redemption scenario, and potential dilution from the sources identified above are excluded.

(3)      Assumes that 13,148,740 public shares are redeemed, which represents the estimated maximum number of public shares that may be redeemed while still enabling the Minimum Cash Condition to be met, and potential dilution from the sources identified above are excluded.

(4)      Reflects vote-only New WHC Class X Common Stock issued to unitholders of WHC in connection with the Business Combination. Each share of New WHC Class X Common Stock, together with its corresponding WHC Class B Common Unit (together, a “Paired Interest”), is exchangeable for an amount of shares of New WHC Class A Common Stock equal to the product of the number of Paired Interests exchanged multiplied by the applicable exchange rate. As of the Closing of the Business Combination, the applicable exchange rate shall be one, subject to adjustment for any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise).

(5)      Assuming the exercise and conversion of all of the securities listed in the table above under the heading “Potential sources of dilution” following the Closing, the Sponsor and its affiliates’ total potential ownership in New WHC is estimated to be approximately 9.7% of outstanding New WHC Class A Common Stock in a no redemptions scenario, 10.8% in an illustrative redemption scenario and 12.5% in a contractual maximum redemption scenario.

(6)      Assumes that no private warrants are forfeited by the Sponsor despite the maximum level of redemptions.

(7)      Assumes that all 1,500,000 shares underlying the Earnout Warrant are earned. The Earnout Warrant will vest in three tranches, exercisable for 500,000 shares each, conditioned on the VWAP of the New WHC Class A Common Stock equaling or exceeding $14.00, $18.00 and $22.00, respectively, for any 20 trading days within a period of 30 consecutive trading days following the Closing.

(8)      The percentages with respect to each additional potential source of dilution set forth in the table includes the full number of shares issuable with respect to the applicable additional potential source of dilution in both the numerator and denominator. To the extent that any shares of New WHC Class A Common Stock are issued in a PIPE Financing, such issuance will result in further dilution.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of its terms. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The A&R WHC LLC, Tax Receivable Agreement, Support Agreement, Sponsor Letter Agreement, Voting Agreement and Investor Rights Agreement are attached hereto as Annex E, Annex F, Annex G, Annex H, Annex I, and Annex J, respectively. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Second Amended & Restated Limited Liability Company Agreement of WHC

Following the closing of the Business Combination, New WHC will operate its business through WHC. At the Closing, New WHC, WHC’s unitholders and WHC will enter into the Second Amended and Restated Limited Liability Company Agreement of WHC (the “A&R WHC LLC Agreement”). The rights and obligations of the holders of Units will be set forth in the A&R WHC LLC Agreement. The form of the A&R WHC LLC Agreement is attached to this proxy statement/prospectus as Annex E, which, as agreed to by the parties, modifies the existing WHC limited liability company agreement.

Management of WHC

The A&R WHC LLC Agreement provides that WHC shall be managed by its managing member, which managing member shall be New WHC (which we refer to as the “Managing Member”). Except as otherwise specifically required under the A&R WHC LLC Agreement, the Managing Member will have full and complete control of all affairs of WHC. The Managing Member will manage and control all business activities and operations of WHC and control the day-to-day management of the business of WHC and its subsidiaries. Except as expressly provided in the A&R WHC LLC Agreement, no member (other than the members holding Class A Units) shall have any right to vote on any matter involving WHC.

WHC Unitholders’ Exchange Rights

From and after 180 days following the Closing, under the A&R WHC LLC Agreement, the holders of Units (other than New WHC) will have the right to exchange all or a portion of their Units (together with an equal number of shares of New WHC Class X Common Stock ) for shares of New WHC Class A Common Stock, provided, that New WHC shall have the right, in its sole discretion, to elect to acquire some or all of such Units (together with an equal number of shares of New WHC Class X Common Stock) in exchange for cash of equivalent value. The value of the Units to be exchanged, and the shares of New WHC Class A Common Stock to be issued upon exchange, shall be based on the volume-weighted average of the daily sale prices per share of New WHC Class A Common Stock for the five (5) consecutive trading days immediately preceding the designated valuation date, subject to the terms and conditions of the A&R WHC LLC Agreement.

The Managing Member shall have the right to elect to effect an exchange of Units and an equal number of shares of New WHC Class X Common Stock through a direct exchange between the exchanging unitholder and the Managing Member. Upon such direct exchange, the Managing Member shall be treated for all purposes of the A&R WHC LLC Agreement as the owner of such exchanges Units.

In addition, upon a change of control or corporate offer of New WHC, each holder of Units shall be permitted to exercise its exchange right with respect to some or all of its Units or sell or otherwise transfer its Units to the purchaser(s) in such change of control.

As the holders of Units cause such Units to be redeemed or exchanged, holding other assumptions constant, New WHC’s membership interest in WHC will correspondingly increase, the number of shares of New WHC Class A Common Stock outstanding will increase, and the number of shares of New WHC Class X Common Stock outstanding will decrease.

Distributions and Allocations

Under the A&R WHC LLC Agreement, subject to the obligations of WHC to reimburse New WHC for its corporate and other overhead expenses, the Managing Member will have the right to determine when distributions will be made to the WHC unitholders (including New WHC) and the amount of any such distributions.

The WHC unitholders, including New WHC, will generally incur U.S. federal, state and local income taxes on their share of any net taxable income of WHC. Net income and losses of WHC generally will be allocated to the WHC unitholders on a pro rata basis in accordance with their respective percentage ownership of Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss, or deduction be allocated disproportionately in certain circumstances. To the extent the funds of WHC are legally available for distribution and subject to available cash and any restrictions contained in any credit agreement to which WHC or its subsidiaries is bound, the Managing Member shall cause WHC to make pro rata cash distributions to the WHC unitholders, including New WHC, in an amount generally intended to allow the WHC unitholders to satisfy their respective income tax liabilities with respect to their allocable share of the income of WHC (and, in the case of New WHC, certain obligations under the Tax Receivable Agreement), based on certain assumptions and conventions. In addition, the A&R WHC LLC Agreement permits the Managing Member to require WHC to reimburse New WHC for certain corporate and other overhead expenses.

Issuance of Equity

The A&R WHC LLC Agreement will provide that, except in certain specified circumstances, at any time New WHC issues a share of New WHC Class A Common Stock or any other equity security, the net proceeds received by New WHC with respect to such issuance, if any, shall be concurrently contributed to WHC, and WHC shall issue to New WHC additional WHC Class A Common Units. Conversely, if at any time, any shares of New WHC Class A Common Stock are redeemed, repurchased or otherwise acquired, WHC shall redeem, repurchase or otherwise acquire an equal number of WHC Class A Common Units held by New WHC, upon substantially the same terms and for the same price, as the shares of New WHC Class A Common Stock redeemed, repurchased or otherwise acquired.

Transfer Restrictions

The A&R WHC LLC Agreement will contain restrictions on transfers of WHC Units and will require the prior consent of the Managing Member for such transfers, except in specified cases, including (i) certain transfers to permitted transferees under certain conditions, and (ii) exchanges of Units together with their shares of New WHC Class X Common Stock.

The foregoing description of the A&R WHC LLC Agreement is qualified in its entirety by reference to the A&R WHC LLC Agreement, and attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference.

Investor Rights Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Spree, Sponsor, each of the parties listed as a “Seller” on the signature pages (consisting of certain current unitholders of WHC), and for certain specific parts of the agreement, Steven Greenfield, Joachim Drees, Philipp von Hagen, Shay Kronfeld, Eran (Rani) Plaut, David Riemenschneider and Nir Sasson (each, a “Sponsor Principal” and, collectively, the “Sponsor Principals”) entered into the Investor Rights Agreement, pursuant to which, among other things, each of the holders party to the agreement agreed not to effect any sale or distribution of any equity securities of Spree held by any of them during a lock-up period that will begin on the Closing Date and continue until the date that is the earlier of (i) 180 days after the Closing Date or (ii) at least 150 days subsequent to the Closing Date, if the last sale price of the New WHC Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. Also under the agreement, the Sponsor Principals, the Sponsor and the holders party to the agreement will be granted certain customary registration rights with respect to their respective shares of New WHC Class A Common Stock, referred to as registrable securities (including shares received upon exercise of the Earnout Warrant), in each case, on the terms and subject to the conditions set forth therein.

In particular, the Investor Rights Agreement provides for the following registration rights:

•        Shelf registration.    New WHC is required to file, within 45 days of the Closing Date or such other earlier date as it is required in accordance with any PIPE subscription agreement, a shelf registration statement for a shelf registration on Form S-3 or Form S-1 covering the resale of all registrable securities on a delayed or continuous basis. New WHC is required to use its commercially reasonable efforts to cause that shelf registration statement to become effective as soon as practicable, but in no event later than 90 days after the initial filing thereof (or 120 days after the initial filing thereof if the SEC notifies New WHC that it will review the filing) or such other earlier date as it is required in accordance with any PIPE Subscription Agreement. The shelf registration statement will provide for the resale of the registrable securities included therein pursuant to any method or combination of methods legally available to, and requested by, any holder. New WHC is required to maintain the effectiveness of the shelf registration statements, including by way of filing a subsequent shelf registration statement if necessary.

•        Demand registration rights.    Subject to certain exceptions, the holders party to the agreement may request underwritten shelf takedowns off of the shelf registration statement referenced above, subject to a minimum offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $10 million, or a demand made with respect to all of the registrable securities of the holder making the request. Holders requesting an underwritten shelf takedown holding a majority in interest of the registrable securities to be registered will have the right to select the underwriters, subject to the consent of New WHC, not to be unreasonably withheld, conditioned or delayed. Each holder may request a maximum of two underwritten shelf takedowns in any 12 month period.

•        Piggyback registration rights.    At any time after the Closing Date, if New WHC proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, parties to the Investor Rights Agreement are entitled to include their registrable securities in such registration statement.

•        Expenses and indemnification.    All fees, costs and expenses of underwritten registrations will be borne by New WHC and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Investor Rights Agreement contains customary cross-indemnification provisions, under which New WHC is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to New WHC, and holders of registrable securities are obligated to indemnify New WHC for material misstatements or omissions attributable to them.

Voting Agreement

Concurrently with their entry into the Business Combination Agreement, the Sponsor, Spree, and William M. George, in his capacity as a holder of Units of WHC through his revocable trust (the “WMG Holder”), entered into the Voting Agreement, pursuant to which Spree, Sponsor and the WMG Holder agreed, among other things, upon effectiveness of the Business Combination and on the terms and conditions set forth therein, to vote all their Voting Interests (as defined therein) and take all necessary actions within their control to elect in connection with any meeting of the stockholders of New WHC (or written consent of the stockholders) with respect to the election of directors, and otherwise cooperate, such that (i) from and after closing of the Business Combination Agreement, the WMG Holder will designate four individuals, two of whom will be Class I directors and two of whom will be Class II directors, to serve as members of the board of directors of New WHC, and (ii) from and after the closing of the Business Combination Agreement, Sponsor is entitled to appoint or nominate one individual to serve as Class III director of the board of directors of New WHC.

If the WMG Holder and its affiliates beneficially own less than 15% of the total number of Voting Interests issued and outstanding but more than 5% of the total number of Voting Interests issued and outstanding, the WMG Holder right to designate board members is reduced to one designee as a Class I director and one designee as a Class II director (or, if the board does not contain classes, two designees total). If the WMG Holder and its affiliates beneficially own at least 5% of the total number of Voting Interests issued and outstanding, New WHC is required to take all necessary action to cause (i) two directors requested by the WMG Holder to be appointed as members of the compensation committee, the audit committee and the nominating committee of the board of New WHC and (ii) one director requested by the Sponsor to be appointed as a member the compensation committee, the audit committee and the nominating committee of the Board, unless in the case of any request made pursuant to clause (i) or (ii) above, such designation would violate any legal restriction on such committee’s composition or the rules and regulations of NYSE or any other any applicable exchange on which New WHC’s securities may be listed.

Also under the Voting Agreement, the Sponsor agreed that it will vote (or execute written consents) all Voting Interests owned by it or over which it has voting control and shall cooperate to vote and recommend to stockholders of New WHC that WMG Holder shall concurrently serve as Chief Executive Officer and Chairman of the Board of New WHC for so long as he is so employed (or until WMG Holder voluntarily withdraws his candidacy to serve as Chairman of the Board).

The foregoing board and/or CEO designation rights expire with respect to each of WMG Holder and the Sponsor when his or its (as applicable) falls below 5% of the total number of Voting Interests issued and outstanding.

Support Agreement

In connection with the execution of the Business Combination Agreement, WHC and Spree entered into a Support Agreement with the record and beneficial owners (within the meaning of Rule 13d-3 under the Exchange Act) of Class A Units and/or Class B Units of WHC (“Covered Units”). Under the terms of the agreement, each of these holders shall, and shall cause any other holder of record of any of the holder’s Covered Units, if a meeting of the WHC equity holders is held with respect to the Business Combination, to: (a) appear at such meeting or otherwise cause such WHC member’s Covered Units to be counted as present thereat for the purpose of establishing a quorum; (b) vote, in person or by proxy, or validly execute and deliver any written consent with respect to all of the member’s Covered Units in favor of the Business Combination and the other transactions contemplated by the Business Combination Agreement, and any other resolutions in favor of the adoption of the Business Combination Agreement and any other matters necessary or reasonably requested by the WHC for consummation of the transactions contemplated under the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement; (c) vote (or execute and return an action by written consent) all of the Covered Units held by such WHC member against (A) any transaction, action or agreement of any kind (other than the Business Combination) concerning the sale or transfer of (x) all or any material part of the business or assets of WHC or (y) any of the shares or other equity interests or profits of WHC, that would reasonably be expected to (i) frustrate the purposes of, impede, interfere with, delay, postpone or adversely affect the Business Combination (including the consummation thereof), (ii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement, or cause any of the conditions to Closing set forth in the Business Combination Agreement not to be fulfilled or satisfied, or (iii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the member contained in the agreement, and (B) any merger agreement or merger (other than the Business Combination Agreement), consolidation, combination, sale of all or substantially all assets, scheme of arrangement, reorganization, recapitalization, dissolution, liquidation or winding up of or by WHC.

Each WHC member further agreed not to transfer such WHC member’s WHC units except in certain transfers in connection with consummation of the transactions under the Business Combination Agreement.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, WHC, Sponsor, Spree, and Messrs. Eran (Rani) Plaut, Nir Sasson, Shay Kronfeld, Joachim Drees, Steven Greenfield, David Riemenschneider and Philipp von Hagen (collectively, “Insiders”) entered into a letter agreement. Under the terms of the agreement, the Sponsor and the Insiders agreed that they would vote all founder shares and private placement shares of Spree beneficially owned by them in favor of the Business Combination, and that they would forgo any redemption rights in respect thereof. In addition, each party agreed, that prior to the expiration date of Spree as a SPAC, at any meeting of Spree’s shareholders or any adjournment or postponement thereof, or in connection with any written consent of Spree’s shareholders, with respect to the contemplated transactions, they would: (i) not form a group (as defined in Rule 13(d)(3) under the Exchange Act) to vote against any directors nominated by WHC; (ii) vote or deliver a written consent, in such person’s capacity as a shareholder, covering all of the Spree shares that such party shall be entitled to so vote: (A) in favor of adoption and approval of the Business Combination Agreement, the transactions contemplated and any other proposals recommended by Spree’s board of directors in connection with the transaction; (B) against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Spree or its affiliates under the Business Combination Agreement or that would reasonably be expected to result in any of the conditions to Spree’s or any of its affiliates’ obligations under the Business Combination Agreement not being fulfilled; (C) against any Spree Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Business Combination and related transactions and (D) in favor of the directors nominated or designated by WHC (or the pre-Closing WHC members); (iii) attend such meeting or otherwise cause all shares to be counted as present thereat for purposes of calculating a quorum; (iv) to waive any applicable adjustment to the conversion ratio set forth in the Existing Governing Documents of Spree or any other applicable anti-dilution or similar protections with respect to the pre-Closing Class B ordinary shares held by it in order to effect the conversion of those shares upon Closing; (v) at the option of WHC, Sponsor and each Insider as applicable shall cancel any pre-Closing Spree warrants held by it in a manner proportionate to the extent of any Spree shareholder redemptions from the trust account that cause the aggregate cash proceeds from the trust account to be less than $50 million; or (vi) waive any redemption rights with respect to its shares in connection with the consummation of the transactions to be consummated under the Business Combination Agreement. No consideration was provided to the Insiders in exchange for the waiver of redemption rights.

Subject to certain customary exceptions, the Sponsor and the Insiders also agreed, from and after the date of the letter agreement and until the earlier of (a) the termination of letter agreement in accordance with its terms and (b) the Closing, not to (i) transfer any of the subject securities, (ii) enter into (A) any option, warrant, purchase right, or other contract that would reasonably be expected (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) to require the Sponsor or Insiders to transfer the subject securities or (B) any voting trust, proxy or other contract with respect to the voting or transfer of the subject securities, or (iii) take any actions in furtherance of any of the matters described in the foregoing clauses (i) or (ii).

Tax Receivable Agreement

Concurrently with the execution of the Business Combination Agreement, Spree entered into the tax receivable agreement (the “Tax Receivable Agreement”) with the TRA Party Representative (initially, William M. George) and the other persons who hold Units of WHC who from time to time may become a party thereto (such other persons and the TRA Party Representative, collectively, the “TRA Parties”). Pursuant to the Tax Receivable Agreement, New WHC will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New WHC actually realizes (computed using certain simplifying assumptions) as a result of the increases in New WHC’s allocable share of tax basis of the tangible and intangible assets of WHC and its subsidiaries related to any exchanges of WHC Class B Common Units (together with New WHC Class X Common Stock) for shares of New WHC Class A Common Stock or cash, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. All such payments to the TRA Parties will be New WHC’s obligation, and not that of

WHC. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless New WHC exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement (computed using certain simplifying assumptions) or certain other acceleration events occur (including a change of control). The increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to New WHC and, therefore, may reduce the amount of U.S. federal, state and local tax that New WHC would otherwise be required to pay in the future. Actual tax benefits realized by New WHC may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits.

We expect that payments New WHC may be required to make under the Tax Receivable Agreement may be substantial. Assuming, among other things, that (i) there are no material changes in relevant tax law, (ii) at the time all WHC Class B Common Units (together with shares of New WHC Class X Common Stock) are exchanged for shares of New WHC Class A Common Stock or cash, WHC’s enterprise value is equal to the enterprise value agreed to in the Business Combination Agreement and (iii) New WHC earns sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, the estimated tax benefits to New WHC would be approximately $84.4 million. Under this scenario, New WHC would be required to pay to the TRA Parties, collectively, 85% of such amount, or approximately $71.8 million, over time. The actual amounts New WHC will be required to pay may differ materially from these hypothetical amounts, because potential future tax benefits that New WHC will be deemed to realize, and the actual Tax Receivable Agreement payments made by New WHC, will be calculated based in part on the market value of the New WHC Class A Common Stock at the time of each redemption or exchange of WHC Class B Common Units under the A&R WHC LLC Agreement and the prevailing tax rates applicable to New WHC over the life of the Tax Receivable Agreement and will depend on New WHC generating sufficient taxable income to realize the tax benefits that are subject to the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned on the TRA Parties’ continued ownership of New WHC.

As referenced above, the actual amount of payments under the Tax Receivable Agreement will depend on a number of factors, and the Tax Receivable Agreement liability amounts referenced above are provided for illustrative purposes only.

Background to the Business Combination

Overview

Spree is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We completed our initial public offering in December 2021, and since that time, we have engaged in discussions with potential business combination target companies.

Members of our management team and other members of our sponsor have operated and invested in leading mobility companies, across their corporate life cycles and have developed deep relationships with organizations and investors operating around the world, and in target regions with a high concentration of mobility companies, in particular. This network has grown through sourcing, acquiring, and financing businesses and maintaining relationships with sellers, financing sources and target management teams. Our management team members have significant experience in executing transactions under varying economic and financial market conditions. The terms of the Business Combination Agreement and the related ancillary documents are the result of extensive negotiations among Spree, WHC and their respective representatives and advisors.

In August 2021, our sponsor’s wholly-owned subsidiary purchased 5,750,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.0043 per share. Of those founder shares, 718,750 shares were surrendered for no consideration in November 2021 and an additional 31,250 shares were surrendered for no consideration in January 2022 (due to the partial non-exercise by the underwriter for our IPO of its over-allotment option), thereby resulting in an effective purchase price of $0.005 per share for the remaining 5,000,000 founder shares held. The founder shares constitute 20% of the public shares that are outstanding following our initial public offering.

On December 20, 2021, we consummated our initial public offering. Pursuant to our IPO, we offered and sold an aggregate of 20,000,000 units, consisting of 17,500,000 units that served as the base offering amount, and an additional 2,500,000 units for which the underwriters exercised an over-allotment option (out of a total of 2,625,000 units for which the underwriters were granted an over-allotment option for 45 days following the pricing of the IPO). Each unit consisted of one Class A ordinary share of Spree, par value $0.0001 per share and one-half of a redeemable warrant of Spree. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share for $11.50 per share. The units were sold at a price of $10.00 per unit, generating gross proceeds to us of $200 million.

Substantially concurrent with the closing of our IPO, we completed the private sale of an aggregate of 945,715 private units to Spree Operandi U.S. LP, the wholly-owned U.S. subsidiary of our Sponsor, Spree Operandi, LP. The purchase price per private unit was $10.00, generating aggregate gross proceeds to us of $9,457,150. The warrants contained in the private units are identical to the warrants included in the units sold in the initial public offering, except that, for so long as they are held by Spree Operandi, LP or its affiliates: (1) they are not redeemable by Spree; (2) they (including the Class A ordinary shares issuable upon exercise of those warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by Sponsor until 30 days after the completion of our initial business combination; and (3) they (including the Class A ordinary shares issuable upon exercise of these warrants) are entitled to registration rights.

Prior to the consummation of Spree’s initial public offering, neither Spree, nor any authorized person on its behalf, initiated any substantive discussions, formal or otherwise, with respect to a business combination involving Spree.

Following the completion of its initial public offering and, at the direction of the Spree Board, Spree’s team commenced a focused search for potential business combination targets. Our principal means of identifying potential target businesses was by leveraging the extensive contacts and relationships of the Sponsor and its officers, and directors. While our officers and directors were not required to commit any specific amount of time in identifying or performing due diligence on potential target businesses, the relationships that they have developed over their careers and their access to the Sponsor’s partners’ and affiliates’ contacts and resources generated a number of potential business combination opportunities that warranted further investigation.

In addition, target business candidates were brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community.

The focus of this targeted search was potential business combination targets in the mobility industry, which Spree’s directors and management believed, based on their experience, could satisfy certain key criteria for a business combination target, including, among others: (a) companies that operate or will operate in a large addressable market in the mobility sector and related technologies; (b) companies operating in the middle-market segment, which provides the greatest number of opportunities for investment; (c) established platforms at an inflection point of growth; (d) companies that can benefit from a broader access to capital, and the heightened public profile associated with being a publicly traded company; (e) companies that use a technology-driven business model with pioneering technologies in the mobility sector; (f) companies that are set up for long-term growth and as such, have a competitive edge, including first to market, network effects, lead in technology or access to the key customers; (g) companies with an experienced management team with the right combination of management and technical expertise; (h) companies that have significant embedded and/or underexploited growth opportunities; and (i) companies with near- and longer-term valuation inflection points that will allow them to reap the advantages and acceleration of having access to public capital markets.

After its IPO, Spree commenced a search for prospective businesses and assets to acquire, identifying through its process over 35 businesses that presented combination opportunities. Spree conducted initial due diligence on several such prospective businesses and assets, including a review of such businesses’ management, strategic thesis, operations, competitive landscape, and certain financial information, in each case, to the extent available and relevant. Where appropriate, representatives of Spree and the Sponsor entered into substantially similar non-disclosure agreements with potential counterparties.

Of the 35 businesses identified by Spree, Spree ultimately focused its resources and efforts on nine potential targets (including WHC) that Spree believed, based on the preliminary evaluation and the experience of its officers and directors, were most suitable for a business combination.

Between December 2021 and May 2022, Spree entered into non-disclosure agreements with the nine potential business combination targets, including entering into a non-disclosure agreement with WHC on March 25, 2022, for purposes of performing additional due diligence and further evaluating and analyzing these companies as potential business combination targets. These nine potential targets were businesses that operate in the mobility industry, including vehicle manufacturers, vehicle electric system installers, electric vehicle charging and taxi and ride-sharing and service companies, with equity values ranging from approximately $200,000,000 to $1,000,000,000 based on preliminary due diligence and financial analysis conducted by Spree, with the assistance of Sponsor.

Between December 2021 and May 2022, Spree, with the assistance of Sponsor, engaged in varying levels of further due diligence, evaluation, analysis and discussions with these nine potential business combination targets, including WHC. This additional due diligence, evaluation and analysis included review of additional materials in virtual data rooms, participation in additional presentations and discussions with these potential business combination targets’ management teams, review and analysis of market research in the relevant industries, review and analysis of certain financial and operating information of the potential business combination targets and evaluation of other financial metrics and analyses to better understand various entry and exit valuations and potential growth opportunities of each potential business combination target.

Based on the additional due diligence, evaluation and analysis and the anticipated transaction timeline of these nine potential targets, Spree further focused its resources and efforts on five potential targets, including WHC, which Spree’s management and the Spree Board believed were most suitable for a potential business combination due to the strength of the following factors relative to other potential targets: maturity as post-revenue companies with auditable historical operations, differentiated competitive positioning and demonstrated unit economics, strong growth opportunities, public-company readiness, knowledgeable and experienced management teams and support from current equityholders. In addition to WHC, the other potential targets included a predictive vehicle health company (“Company A”), a technology enabled truck aggregator (“Company B”), an on-demand, ride-share company (“Company C”) and an on-demand, car rental delivery company (“Company D”). Sponsor continued to assist the Spree management team and the Spree Board as they further explored a potential business combination with each of these five potential targets, including WHC. This further exploration included additional business and financial due diligence, market research, analysis and evaluation of the extent to which each of these potential targets satisfied Spree’s investment criteria and submission of initial letters of intent.

Spree’s evaluation of and discussions with Company A extended from December 2021 to January 2022. Although Spree considered Company A’s technology, product quality and commercial traction to be attractive, Spree ultimately determined, after conducting further business and financial due diligence, which included an on-site visit conducted by representatives of Spree and Sponsor and telephone communications with certain of Company A’s main customers, that such due diligence did not support the valuation Company A indicated that it was expecting in a potential transaction. Accordingly, after further discussion among Spree’s management, the Sponsor and the Spree Board, Spree concluded that Company A did not represent a sufficiently attractive business combination target relative to other opportunities and focused its resources and attention on other potential business combination targets.

Spree began exploring the potential for a business combination with Company B in January 2022 and continued its analysis and evaluation of Company B through February 2022. Spree was initially drawn to Company B due to its technology, product quality and operations. However, Company B’s anticipated timeframe to profitability was uncertain. Additionally, upon conducting an on-site visit at Company B’s headquarters, Spree learned that Company B was focused on pursuing a private financing transaction. Accordingly, Spree decided not to pursue a business combination with Company B and, instead, focused its resources on other potential business combination opportunities.

In parallel with its evaluation of Company A and Company B, Spree also evaluated Company C beginning in January 2022 and ending in March 2022. Spree, with the assistance of Sponsor, held multiple meetings with Company C’s management and conducted diligence of the company’s product pipeline, revenue-generating technologies and future plans for growth. Although Spree considered Company C’s management, business plan and commercial traction to be attractive, Spree understood that Company C’s management had determined that pursuing a business combination which would result in Company C operating as a public company was not in the best interests of Company C at such time. Accordingly, and after further discussions and negotiations, Company C informed Spree that it was pursuing a private financing transaction and, as a result, would not continue discussions regarding a potential business combination with Spree.

Subsequent to Spree’s discussions with Company A, Company B and Company C, Spree initiated contact with Company D during the period that immediately preceded advanced negotiations with WHC, specifically between February 2022 and May 2022. Spree found Company D to represent an attractive potential for a business combination, primarily given its strong leadership team, unique product and business model and operational execution. Representatives of Spree and Sponsor conducted an on-site visit to conduct further diligence on Company D and its readiness to become a public company. Ultimately, Spree ceased its negotiations with Company D after Company D communicated to Spree that it recently closed a private financing transaction which provided sufficient working capital for Company D and, in parallel, the Spree Board determined that advancing negotiations with WHC and focusing Spree’s resources on executing a letter of intent with WHC was in the best interests of Spree’s shareholders.

On May 18, 2022, the date on which Spree and WHC reached agreement on a letter of intent (as described below), Spree ceased discussions with the other potential business combination targets. Spree ultimately determined to cease pursuing its other opportunities in favor of pursuing a business combination with WHC because of, among other things: (a) WHC’s willingness to enter into the letter of intent discussed below on terms that Spree’s management believed were attractive; (b) Spree’s management’s belief, based on their preliminary evaluation and the terms of the letter of intent, that WHC was the most attractive potential business combination target, given the key criteria Spree prioritized in potential business combination targets; (c) the level of engagement by, and advanced negotiations and discussions with, WHC, as compared to the other potential business combination targets; and (d) WHC’s preparedness and willingness to devote appropriate resources to expeditiously sign a definitive agreement and consummate a business combination and, thereafter, become a public company, as compared to other potential business combination targets.

Negotiations with WHC

The following is a brief description of the background of the negotiations between Spree and WHC and summarizes the key meetings and events that led to the signing of the Business Combination Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Business Combination Agreement or their representatives.

Representatives of Spree and Sponsor initially learned of WHC through word of mouth in light of its notable reputation and expanding taxi fleet operations. In early February 2022, representatives of Spree and the Sponsor also identified WHC through the course of its searches to identify mobility and ridesharing companies that may be suitable candidates to go public.

Thereafter, in February 2022, representatives of Spree and Sponsor initiated contact with WHC to solicit interest in participating in a process of evaluating a potential business combination with Spree. As part of that process, on March 23, 2022, Mr. Kronfeld, as a representative of Spree and Sponsor, held an initial telephone conversation with Mr. William M. George, CEO and Founder of WHC, and on March 28, 2022, WHC provided Spree with an investor presentation via e-mail, which was thereafter shared with the Spree Board for its review. The investor presentation summarized WHC’s business, industry, financial information and budgets, and key management personnel. On March 29, 2022, Mr. George held a virtual management presentation with members of the Spree Board, including Mr. Greenfield, executive chairman of the Spree Board, and Mr. Plaut, in addition to Mr. Kronfeld.

On March 25, 2022, Spree and WHC entered into a mutual non-disclosure agreement to facilitate Spree’s review of WHC’s confidential information.

On April 1, 2022, representatives of Spree, including Mr. Greenfield and Mr. Kronfeld, held a telephone call with members of WHC management, including Mr. George, to discuss terms of a potential letter of intent, including valuation and other material terms.

From time to time since Spree completed its IPO, Spree had calls with Stifel to update Stifel on Spree’s efforts to identify a business combination target. On these calls, representatives of Spree and Stifel discussed the business combination targets being considered by Spree and Stifel provided related views on these targets and their applicable industries. Representatives of Spree and Stifel also discussed general PIPE market conditions and average redemption levels in connection with business combinations. On April 4, 2022, Spree initiated discussions with Stifel, and thereafter introduced representatives of Stifel to WHC management, including Mr. George. On April 5, 2022, Mr. George held a virtual management presentation with representatives of Stifel.

On April 13, 2022, Spree provided a draft, non-binding letter of intent to WHC, setting forth proposed terms for a potential business combination, which did not vary materially from the terms discussed at the meeting on April 1, 2022. The non-binding terms included, among others:

•        pre-money fully distributed equity value of $310 million and an implied equity valuation of $248 million;

•        issuance of three earnout performance warrants to Mr. George for an aggregate of 1,500,000 shares, with strike prices of $14.00, $18.00 and $22.00, respectively;

•        earnout payment of $10 million to Mr. George, in either restricted stock units or cash, at his discretion, if the gross proceeds of the combined company at closing exceed $120 million;

•        PIPE financing consisting of equity and debt financing in the combined company, which along with non-redeemed amounts held in the trust account of Spree, not to be less than a gross amount of $100 million (i.e., prior to payment of all expenses in the business combination transaction);

•        obtainment of binding PIPE financing commitments of $100 million at the signing of the business combination agreement, and obtainment of non-redemption commitments from Spree shareholders that participate in the PIPE;

•        a lock-up period of 180 days (subject to certain exceptions) imposed on all shares held by the Sponsor and certain of WHC’s significant equity holders, directors and officers;

•        delivery of WHC’s annual and quarterly financial statements prepared by a PCAOB qualified accounting firm in accordance with PCAOB standards;

•        exclusivity period of 90 days commencing as of the signing date of the non-binding letter of intent (which was ultimately signed on May 18, 2022); and

•        a condition to Closing that Spree maintain a minimum cash balance of the combined company at Closing in an amount of at least $100 million (before taking into account the payment of transaction expenses).

The implied equity valuation was the subject of negotiations between the parties prior to the signing of the non-binding letter of intent, but it was not the subject of further negotiation during the intervening time through the execution of the Business Combination Agreement.

In April 2022, Mr. Kronfeld travelled to Kansas City, Missouri for an in-person meeting with Mr. George. At the meeting, Mr. Kronfeld and Mr. George discussed the process of a business combination and other high-level aspects related to becoming a public company.

Following the in-person meeting in April 2022, Spree continued to advance its initial diligence review and valuation of WHC and to provide updates to the Spree Board on its regularly scheduled update calls. On May 10, 2022, representatives of Spree and Sponsor introduced members of WHC management, including Mr. George, to Maxim Group, LLC (“Maxim”) in order to assist WHC with certain financial aspects related to the contemplated business combination, specifically given Maxim’s extensive experience with retail investors, which WHC believed would provide value for its road show. Between April 2022 and June 2022, representatives of Spree and Sponsor held multiple telephonic and videoconference meetings with representatives of WHC (often including Mr. George) and representatives of Stifel and Maxim, in order to advance business, operational and financial due diligence and discuss WHC’s business, growth opportunities and the high-level framework for a potential business combination among the parties. During such meetings, Stifel provided certain general industry and other information, including raw comparable companies data, in order to assist Spree in its management’s valuation and other analyses regarding

WHC and consideration of the potential transaction. During this same time period, Spree also consulted with Meitar | Law Offices (“Meitar”) and McDermott Will & Emery LLP (“MWE”), counsel to Spree and then-U.S. counsel to Spree, respectively, to discuss terms of a letter of intent and initiate legal due diligence. Spree continued to review information available in the virtual data room, asked follow-up questions of and received written responses from, WHC’s management.

On May 12, 2022, the Spree Board established an executive committee comprised of Messrs. Joachim Drees, Steven Greenfield and David Riemenschneider (the “Spree Executive Committee”) with Mr. Greenfield serving as its chairperson. The Spree Board authorized the Spree Executive Committee to review and negotiate the material terms of any business combination with a potential target. On the same date, the Spree Board appointed Mr. Greenfield to serve as chairperson of the Spree Board, effective as of the same date.

Between April 2022 and May 2022, representatives of Spree, Meitar and MWE, on the one hand, and representatives of WHC and Stinson LLP (“Stinson”), counsel to WHC, on the other hand, engaged in numerous communications and conversations and exchanged multiple drafts of the letter of intent. In these communications, the Spree team was typically represented by Mr. Greenfield and Mr. Kronfeld, and the WHC team was typically represented by Mr. George. The business issues negotiated among the parties in the non-binding letter of intent included, among others: (a) the initial pre-money fully distributed equity value of $310 million for WHC; (b) the structure of a potential business combination (which the parties agreed would, subject to confirmatory due diligence, be an “Up-C” structure), which structure was initially proposed by WHC; (c) the inclusion of an earnout mechanism payable to Mr. George upon the satisfaction of certain pre-determined milestones, which mechanism was initially proposed by Spree; (d) the duration for a post-Closing lock-up period applicable to WHC’s existing equityholders and Sponsor; and (e) the key closing conditions, including one-way conditions in favor of WHC that the amount of cash on Spree’s balance sheet at Closing (after giving effect to redemptions and the payment of all Spree expenses), together with the proceeds of the PIPE offering, total at least $100 million, and a one-way condition in favor of Spree that WHC would not have experienced a material adverse effect (the “Minimum Cash Condition”). The letter of intent included a mutual exclusivity period of 90 days.

Spree and WHC reached agreement on using an Up-C structure and capital needs for the post-closing company relatively early in the process of negotiations. The most significant negotiations between Spree and WHC related to the valuation of the company and the Minimum Cash Condition. Ultimately, concessions were made by both Spree and WHC to arrive at the agreed letter of intent.

On May 15, 2022, following a presentation by representatives of Meitar and members of Spree management, each of the Spree Executive Committee and the Spree Board reviewed, discussed and approved the letter of intent.

Following the signing of the letter of intent on May 18, 2022, Meitar, MWE and Stinson began preparing documentation for the business combination, and the Spree team worked closely with the WHC team to complete a comprehensive confirmatory due diligence review of WHC’s operations. In particular, on May 19, 2022, Mr. Greenfield and Mr. Kronfeld held a telephone call with members of WHC management, including Mr. George, to discuss next steps in connection with the business combination. As part of this diligence process, between June 1 and June 3, 2022, representatives of Spree, including Mr. Kronfeld, in addition to representatives of Stifel and Maxim, conducted an on-site visit in Kansas City, Missouri, in order to discuss, among other things, business, operational and financial due diligence, WHC’s business, growth opportunities and the high-level framework for the business combination and additional topics related to the going public process. Thereafter, on July 7, 2022, Mr. George and Mr. Kronfeld met in London, England, to discuss various matters related to the business combination.

On or around June 6, 2022, WHC and Stinson provided Spree, Meitar and MWE with access to a virtual data room for purposes of further conducting legal and commercial due diligence with respect to WHC. Thereafter, Spree, with the assistance of its advisors, conducted additional business and financial due diligence, including with respect to WHC’s financial modeling, industry dynamics, competitive positioning, growth trajectory and historical performance.

Spree’s confirmatory due diligence process also included a detailed review of existing commercial agreements for each of WHC’s major customers, and discussions with WHC’s commercial management team, including Mr. George and WHC’s then-Chief Financial Officer, and existing partners, to assess the partners’ feedback on various projects. The Spree and WHC’s management teams also discussed WHC’s current business model and future growth opportunities and strategy in extensive detail. At Spree’s direction, MWE and Meitar also conducted an in-depth legal review of WHC’s commercial agreements, acquisition agreements, governance documents, debt instruments, material contracts, employment practices and related exposure, real property, intellectual property entitlements and regulatory, environmental and litigation matters.

To supplement the foregoing legal and commercial diligence, on June 1, 2022, Spree engaged PricewaterhouseCoopers Advisory Ltd. (“PwC”), to conduct financial and tax due diligence of WHC. PwC held several calls with the WHC management and operations teams to conduct its diligence, reviewed extensive financial and tax documentation and briefed the Spree team on its findings, culminating in a final written report.

From the time the letter of intent was signed on May 18, 2022 through the signing of the Business Combination Agreement on October 29, 2022, Spree continued its financial and legal diligence of WHC and continued to refine the financial model to incorporate findings resulting from its ongoing diligence efforts.

In late June and early July 2022, representatives of Spree and representatives of WHC revisited certain commercial and legal agreements set forth in the non-binding letter of intent signed on May 18, 2022, which culminated in the signing of an amended and restated letter of intent on July 12, 2022, which was approved prior thereto by the Spree Executive Committee and Spree Board, respectively. The principal terms that were renegotiated and set forth in the amended and restated letter of intent included:

•        the timing and size of the PIPE Financing, which indicated that Spree obtain and deliver binding PIPE financing commitments of $50 million by the closing of the business combination agreement (rather than $100 million upon signing of the agreement as contemplated by the initial non-binding letter of intent);

•        certain key closing conditions, including the reduction of the Minimum Cash Condition to an amount not less than $50 million, following application of all redemptions and payment of transactions expenses of Spree and WHC (from $100 million under the initial non-binding letter of intent, which amount under the initial non-binding letter of intent was exclusive of transaction expenses);

•        mechanisms to ensure that the audit and/or review of WHC’s financial statements, as required under the applicable regulations for a registration statement on Form S-4, will be completed in a timely manner (including Spree’s agreement to reimburse certain audit related expenses as may be required in order to meet the foregoing deadlines); and

•        each of Spree and WHC agreed to an extension of exclusivity until September 15, 2022.

The remaining principal terms included in the amended and restated non-binding letter of intent did not otherwise differ in any material respect from the terms of the initial non-binding letter of intent, as discussed above.

On June 15, 2022, Maxim was engaged by WHC.

Beginning July 26, 2022, representatives of Spree, WHC, Stifel, Maxim, Meitar, MWE and Stinson generally held weekly conference calls to discuss pertinent updates related to the business combination. Representatives of the Spree Executive Committee and Spree Board, including Messrs. Drees, Greenfield and Riemenschneider, and WHC management attended and participated in these discussions on a regular basis.

On August 18, 2022, Spree and WHC executed a side letter agreement pursuant to which the parties agreed, among other items, to extend the exclusivity period between the parties to September 30, 2022 (from September 15, 2022).

On August 20, 2022, on behalf of WHC, Stinson distributed the first draft of the Business Combination Agreement to Meitar and MWE. Between August 20, 2022 and October 29, 2022, Meitar and MWE, on the one hand, and Stinson, on the other hand, exchanged revised drafts of the Business Combination Agreement. Over the same period of time, Meitar, MWE and Stinson and other representatives and advisors for Spree and WHC held numerous conference calls regarding certain terms and conditions of the Business Combination Agreement, including, among other things: (a) certain conditions to signing or closing, including the Minimum Cash Condition; (b) the scope, duration and terms of the restrictive covenants that would be applicable to WHC and New WHC, respectively, following the Closing; (c) the governance structure of the New WHC Board following the Closing of the business combination; (d) the size and terms of the equity incentive plan; and (e) the various representations, warranties and covenants to be provided by each party under the Business Combination Agreement. Mr. Greenfield and Mr. Kronfeld actively participated in such negotiations on behalf of Spree and Sponsor, and Mr. George actively participated in such negotiations on behalf of WHC. For a summary of the final terms of the Business Combination Agreement, please see the section of this proxy statement/prospectus entitled “— The Business Combination Agreement.”

On August 31, 2022, representatives of Spree, including Mr. Greenfield and Mr. Kronfeld, held a conference call with representatives of Stifel to discuss market conditions for business combinations, including general PIPE market conditions and potential financing structures.

Between late August 2022 and late October 2022, and in conjunction with the ongoing negotiation and revision of the Business Combination Agreement, Meitar, MWE and Stinson exchanged revised drafts of, and negotiated, the ancillary documents related to the Business Combination Agreement, including the A&R WHC LLC Agreement and other post-closing governance documents, the Investor Rights Agreement, the Tax Receivables Agreement, the Sponsor Letter Agreement, the Support Agreement and the Voting Agreement. Over the same period of time, Meitar, MWE and Stinson, along with other representatives and advisors of Spree and WHC, engaged in numerous communications and conversations to discuss certain terms and conditions of the ancillary agreements. For further information related to the ancillary agreements, please see the section of this proxy statement/prospectus entitled “— Related Agreements.”

On October 3, 2022, and during the time period in which Meitar, MWE and Stinson exchanged revised drafts of, and negotiated, the Business Combination Agreement and ancillary agreements, Spree and WHC executed an additional side letter agreement whereby the parties agreed, among other things, to further extend the exclusivity period between the parties to November 15, 2022.

In preparation for a Spree Board meeting to discuss developments in Spree’s contemplated business combination with WHC, representatives of Meitar and MWE provided a meeting agenda, draft resolutions, a transaction summary, the investor presentation and diligence reports to the Spree Executive Committee and Spree Board on October 25, 2022. Each of the Spree Executive Committee and the Spree Board met via videoconference with Spree management and representatives of Meitar, MWE and PwC the evening of October 26, 2022. At the beginning of each of these meetings, Spree’s management presented, among other things, the background of and strategic rationale for a business combination with WHC and their perspective and updates on WHC’s business and prospects and the valuation in support thereof, to the Spree Executive Committee and Spree Board, respectively. In addition, Spree management walked through a presentation illustrating the post-closing mechanics of the business combination. Representatives of Meitar and MWE presented a summary of the currently proposed terms of the Business Combination Agreement and various ancillary agreements, and the nature of the directors’ fiduciary duties to Spree’s shareholders. Representatives of MWE and PwC each elaborated on their findings from their respective due diligence processes. The Spree Executive Committee and the Spree Board, in their respective meetings, each asked questions of, and received answers from, management and Meitar and MWE and discussed the benefits and risks of the contemplated business combination to Spree’s shareholders. In concluding the conversation, the Spree Executive Committee recommended, and the Spree Board agreed, that the proposed business combination transaction was in Spree’s and its shareholders’ best interests and approved the signing of the Business Combination Agreement substantially in accordance with the framework presented at the meeting. Neither the Spree Executive Committee nor the Spree Board obtained a third-party valuation or fairness opinion in connection with its resolution to approve the Business Combination, but determined that Spree’s management, Sponsor and the members of the Spree Board had substantial experience in evaluating the operating, financial and business merits of companies similar to WHC sufficient to make its own determination of the merits and fairness to Spree’s shareholders of a business combination with WHC.

On October 27, 2022, Stifel and Spree entered into an engagement letter pursuant to which Stifel agreed to serve as placement agent and financial advisor to Spree in connection with the contemplated PIPE Financing.

On October 29, 2022, the parties entered into the Business Combination Agreement and the related ancillary documents. Before the market opened on October 31, 2022, Spree and WHC issued a joint press release announcing the execution and delivery of the Business Combination Agreement, and Spree filed a Current Report on Form 8-K, which included as exhibits (a) the joint press release, dated October 31, 2022 and (b) the Business Combination

Agreement and certain related ancillary documents. The material terms originally set forth in the initial non-binding letter of intent and amended and restated letter of intent that were renegotiated and set forth in the Business Combination Agreement included:

•        issuance of three earnout warrants, each with 500,000 underlying shares, which would fully vest and become exercisable if during the four year period following the issuance date, the VWAP of the Class A Common Stock equals or exceeds $14, $18 or $22, respectively, whereas the initial and amended and restated letters of intent did not include a VWAP feature or an earnout period of four years; and

•        payment of the $10 million earnout to Mr. George would be in cash if the proceeds in the combined company at the Closing of the Business Combination exceeds $70 million (minus unpaid Spree expenses), whereas in the initial and amended and restated letters of intent, Mr. George was given discretion to choose either payment in cash or restricted stock units.

The valuation of WHC was not the subject of additional renegotiation following the execution of the non-binding letter of intent through the negotiation and execution of the Business Combination Agreement, other than an agreed-upon marginal increase to the implied equity valuation from $248 million to $251 million, for reasons related to changes in WHC’s cash and debt positions at the time of signing the Business Combination Agreement as compared to such positions at the time of the execution of the non-binding letter of intent. The pre-money fully distributed equity value of $310 million agreed upon and included in the non-binding letter of intent was not renegotiated and therefore remained unchanged at the time that the Business Combination Agreement was signed. The Business Combination Agreement refers to and includes an “equity value” of an amount equal to $251 million, which term, for the avoidance of any doubt, is not analogous to “pre-money fully distributed equity value”. From the outset of the negotiation process and until the signing of the Business Combination Agreement, the latter term was presented by Spree as an illustration of WHC’s potential aggregate common equity market value following the completion of the transactions contemplated by the Business Combination Agreement, whereas “equity value” represents WHC’s pre-transaction valuation, and as such, the parties mutually determined “equity value” was the appropriate variable to be used in the Business Combination Agreement.

On January 25, 2023, the Business Combination Agreement was amended to provide, among other things, that the cash earnout payment, if earned, would be made to WHC (and not to Mr. George personally) for further distribution to its equity holders.

The parties have continued and expect to continue regular discussions in connection with, and to facilitate the consummation of, the Business Combination.

The Spree Board’s Reasons for the Business Combination

The Spree Board, in evaluating the transaction with WHC with respect its mobility business, consulted with its legal counsel, financial and accounting advisors and other advisors. In reaching its resolution (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and the Domestication, are advisable, fair to and in the best interests of Spree and its shareholders and (ii) to recommend that the shareholders adopt the Business Combination Agreement and approve the Business Combination and the Domestication, the Spree Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Spree Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Spree Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Spree’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

In approving the Business Combination, the Spree Board decided not to obtain a fairness opinion. The officers and directors of Spree have extensive transactional experience, particularly in the mobility industry. They furthermore have substantial experience in evaluating the operations and financial merits of companies in the mobility industry, and are well qualified to perform such evaluations. Consequently, they concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its fairness to Spree’s shareholders.

The Spree Board conducted an in-depth review of WHC’s national network of taxi operators and transportation service providers, and its proprietary technology-based shared infrastructure. Over the course of this review and the Spree Board’s diligence process more generally, the Spree Board, Executive Committee and management team alike were impressed with WHC’s management team, which, among other things, included direct calls among the Spree Executive Committee and Board members, on the one hand, and WHC management, on the other. The Spree Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following:

•        Meets the acquisition criteria that Spree had established to evaluate prospective business combination targets.    The Spree Board determined that WHC satisfies a number of the criteria and guidelines that Spree established at its IPO in selecting a target business, including each of the following:

•        Large Markets.    We indicated at the time of our IPO that we would target companies that operate in a large addressable market in the mobility sector and related technologies. According to Statista Research, the worldwide ride-hailing & taxi market in which WHC operates was valued at $276 billion in 2022 and is estimated to reach $369 billion by 2026, representing a CAGR of 7.5% over the forecasted period. The United States ride-hailing & taxi market was valued at $61.9 billion in 2022 and is expected to grow to $74.5 billion by 2026, representing a CAGR of 4.7% over the same period. According to IBISWorld, the United States taxi market alone is valued at $41.7 billion in 2022 and is expected to grow to $46.6 billion in 2027, representing a forecast period CAGR of 2.3%. Based on market study statistics provided by its national and international trade associations, WHC is a major player in the U.S. portion of that market, as it believes that it is currently the largest operator of taxi fleets in the U.S., operating across 27 cities and 16 states. The Spree Board viewed the large market in which WHC operates as a supporting factor, especially because WHC’s business has demonstrated the ability to generate growing amounts of revenue in that market.

•        Middle-Market Businesses.    In our IPO prospectus, we expressed our belief that the middle-market segment provides the greatest number of opportunities for investment and is consistent with our Sponsor’s participants’ investment history across the various mobility segments, indicating a preference for a target business that can use the funding we bring to achieve value-creating milestones. WHC fits squarely within this category of companies, having grown its revenues by 52% and 20%, to $57 million and $68 million, for the years ended December 31, 2020 and 2021.

•        Established Platform at Inflection Point of Growth.    We had expressed our goal of targeting a business that is well-established, yet that participates in a future mobility trend, which presents an opportunity for the deployment of capital in an impactful manner. WHC participates in the deep-rooted transportation industry, while also seeking to take advantage of the rapid evolution in that industry. The integration of technology into the transportation industry has significantly expanded total addressable market (TAM) by making ride-hailing more affordable and accessible to consumers across the globe. WHC’s technology and business model seek to capitalize on the growing TAM in the transportation industry, while distinguishing WHC from the Transportation Network Company (TNC) participants, by offering a personalized, reliable and economical solution with a seamless user experience through WHC’s technological platform.

•        Benefit from Being a Public Company.    We had indicated that we will seek potential target businesses with technological or other competitive advantages in the markets in which they operate that can benefit from a broader access to capital, and the heightened public profile associated with being a publicly traded company. We believe WHC stands at the threshold of public company readiness, having utilized its scalable technology platform to expand and become the largest operator of taxi fleets in the U.S., and ready to access the public capital markets to fuel further planned acquisitions.

•        Technology-Driven Business Model.    We had set for Spree the objective of acquiring a target business possessing a pioneering technology in the mobility sector, where we are able to utilize our industry knowledge and contacts to validate the value proposition and provide added value. We believe that WHC’s integrated technology and services infrastructure presents that opportunity for us, including the zMetricz analytics platform, which optimizes WHC’s fleet for efficiency and profitability, while helping drivers maximize their own incomes. WHC’s scalable technology platform furthermore enables it to quickly and efficiently scale up its services to meet spikes in usage without upfront infrastructure costs.

•        Competitive Edge.    We had stated in our IPO disclosures that we would target companies that are set up for long-term growth and as such, have a competitive edge, including, for example, first to market, network effects, lead in technology or access to key customers. We believe that WHC has demonstrated its readiness for long-term growth, given its successful execution of its expansion strategy to date, which it expects to continue with its long-term growth plans, in light of its technological advantages and its ability to understand the trends in the mobility services industry. For example, we believe WHC’s scalable platform is a competitive differentiator and makes WHC well-positioned to continue to consolidate local operators in existing and new cities. As an additional example, WHC’s zTrip platform presents favorable economics to potential drivers through its use of data and targeting in WHC’s sophisticated recruiting strategies. The increased recruiting efforts and larger applicant pool offer WHC flexibility and the ability to be selective in the candidates that it chooses to onboard, thereby fueling efficient growth.

•        Experienced Management Team.    A key element of our stated evaluation of any target company was a focus on its management team, as well as its engineering/technical teams, as we sought the right combination of management and technical expertise as a recipe for long term success. Our examination of the personnel at WHC led us to believe that they possess the requisite characteristics for that success, being composed of a combination of seasoned taxi industry professionals, serial entrepreneurs and technology leaders within the mobility sector. WHC’s national footprint and local market presence provide it a large, diverse network of talent and service providers in key geographic areas, such as Kansas City, Baltimore, Phoenix, Pittsburgh and Denver, which enables WHC to stay abreast of market-specific trends in the mobility and taxi industries. WHC’s diverse pool of personnel is also advantageous from the perspective of its business model, enabling WHC to leverage that pool to assemble complementary skill sets to take advantage of its integrated technology platform.

•        Significant Growth Prospects.    An additional priority that we set in our search for a target business was the presence of significant embedded and/or underexploited growth opportunities; with near- and longer-term valuation inflection points that will allow the business to reap the advantages and acceleration of having access to public capital markets. WHC has already identified more than 100 additional cities in the U.S. that it believes are strong fits for its platform and business model, and is exploring expansion into select markets in Canada, Mexico and other countries. The public capital markets therefore would be an ideal financing tool to pay for that planned expansion. As proof of its ability to growth, WHC has already completed 28 acquisitions across 27 cities and 16 states, and has consolidated those local operators onto its technology platform. WHC’s pace of consolidation remains brisk, with three acquisitions completed in 2022, and it has shown consolidation to be the optimal strategy for its expansion into new geographic markets. The Spree Board expressed its belief that WHC’s management team will continue to be successful in its execution of current growth initiatives.

•        Strong commitment of existing WHC equity holders.    All existing WHC unitholders agreed to roll over 100% of their ownership stakes into the prospective combined company (which will be organized in an Up-C structure).

•        Valuation supported by financial analysis and due diligence.    The Spree Board determined that the valuation analysis conducted by Spree’s management team, based on its analysis of operational, financial and valuation data of comparable companies, trading levels of comparable companies, publicly disclosed information regarding comparable transactions and the materials and financial estimates provided by WHC, supported the equity valuation of WHC. As part of this determination, Spree’s management, the Spree Board and legal counsel conducted a comprehensive due diligence examination of WHC and discussed the financial, technical, operational and legal outlook of WHC with WHC’s management.

•        WHC’s post-Closing financial condition.    The Spree Board also considered factors such as WHC’s outlook, financial plan and debt structure, taking into consideration the expectation that, after consummation of the Business Combination, WHC will have at least $50.0 million of cash on its balance sheet (based on its September 30, 2022 balance sheet, assuming contractual maximum redemptions, excluding any amount to be funded under the PIPE Financing, if consummated, and after payment of estimated transaction expenses, projected pace of spending and timing of closing) which may be used strategically to fund growth.

•        Consideration payable.    The Spree Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of Spree and its shareholders and appropriately reflected WHC’s value.

The Spree Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

A. Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

B. Liquidation of Spree.    The risks and costs to Spree if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Spree being unable to effect a business combination by June 20, 2023 (or prior to the end of any additional Extension Period, if applicable) and force Spree to liquidate.

C. Exclusivity.    The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Spree from soliciting other business combination proposals, which restricts Spree’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

D. Shareholder vote and redemptions.    The risk that Spree’s shareholders may fail to provide the votes necessary to effect the Business Combination or may face a high level of redemptions that will jeopardize our ability to successfully consummate a business combination.

E. Post-Business Combination corporate governance; terms of the Voting Agreement.    The corporate governance provisions of the Business Combination Agreement, the Voting Agreement and the material provisions of the Proposed Governing Documents. See the section entitled “— Related Agreements — Voting Agreement” for detailed discussions of the terms and conditions of these documents.

F. Limitations of review.    That the Spree Board did not obtain an opinion from any independent investment banking or accounting firm analyzing whether the contributions to be made by WHC in exchange for its interest in Spree is fair to Spree or its shareholders from a financial point of view. Accordingly, the Spree Board considered that Spree may not have properly valued WHC.

G. Closing conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Spree’s control, including approval by Spree’s shareholders, the expiration of the waiting period under the HSR Act and approval by NYSE of the initial listing application in connection with the Business Combination.

H. Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

I. Fees and expenses.    The fees and expenses associated with completing the Business Combination.

J. Other risks.    Various other risks associated with the Business Combination, the business of Spree and the mobility industry described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the Spree Board also considered that certain of the officers and directors of Spree may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Spree’s shareholders. Specifically, the Spree Board concluded that these interests were mitigated by the fact that (i) many of these interests were disclosed in the prospectus for Spree’s IPO and would be (and are) included in this proxy statement/prospectus for Spree’s shareholders to review and consider, (ii) most of these interests would exist with respect to a business combination between

Spree and any other target business and (iii) the Sponsor holds equity interests in Spree with a value that will be based on the future performance of New WHC Class A Common Stock after the Closing. In addition, Spree’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the Spree Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for detailed discussions of these interests.

The Spree Board concluded that the potential benefits that it expected Spree and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Spree Board determined that the Business Combination Agreement, the Business Combination and the Domestication were advisable, fair to, and in the best interests of, Spree and its shareholders.

Summary of Spree Financial Analysis

Comparable Company Analysis

In connection with approving the Business Combination Agreement in October 2022, the Spree Board reviewed certain financial information of publicly traded mobility companies that was prepared by Spree’s management team, in collaboration with Stifel, which companies were selected based on the experience and professional judgement of Stifel and Spree’s management team as having service offerings that are comparable to those of WHC.

The following is a summary of the material comparable company analysis prepared by Spree’s management team, in collaboration with Stifel, and reviewed by the Spree Board. In reviewing these companies, the Spree Board recognized that although each of the companies was comparable based on its status as a publicly traded mobility company, there were material differences among many of the companies based on, among other factors, the size of the company, its target market and the breadth and novelty of its technology platform.

In performing its analysis, Spree’s management team made assumptions with respect to, among other things, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of Spree, WHC or any other parties to the Business Combination. None of WHC, Spree, Stifel or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in this analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the mobility business do not purport to be appraisals or reflect the prices at which New WHC’s securities may actually be valued or trade in the open market after the consummation of the Business Combination. Accordingly, the assumptions and estimates used in, and the results derived from, the below analysis are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

The Spree Board considered the following financial metrics, comparing the data available with respect to each metric for the selected publicly traded mobility companies with corresponding data for WHC, for purposes of confirming and validating the $251 million pre-money valuation for WHC reflected in the Business Combination Agreement:

(i)     recent revenue growth — year-over-year revenue growth from 2020 to 2021 (actual), and from 2021 to 2022 (expected);

(ii)    EBITDA margin (as a measure of profitability) for 2021 and 2022 (expected);

(iii)   Revenue multiple, which represents the ratio of enterprise value to annual revenue for 2021 and 2022 (expected); and

(iv)   EBITDA multiple, which represents the ratio of enterprise value to annual EBITDA for 2022 (expected).

Spree management members deemed the above metrics for each of the comparable mobility companies to be relevant to WHC based on their respective professional judgment and expertise. The information related to WHC was provided to Spree by WHC. The below tables present each of the foregoing metrics in a comparative manner among WHC (zTrip) and the comparable companies:

Operational Benchmarking

2021A Revenue Growth

Median
Mobility & On-Demand Delivery: 69.4%
Auto Services Consolidators: 19.9%
18.8%
136.9%
69.4%
120.1%
35.7%
56.7%
19.9%
39.1%
2.9%
zTrip
WHC
Delivery Hero
DOORDASH
JUST EAT
lyft
Uber
Boyd
Copart
KAR

2022E Revenue Growth (estimated)

Median
Mobility & On-Demand Delivery: 30.7%
Auto Services Consolidators: 14.9%
15.4%
57.0%
30.7%
26.5%
27.5%
81.4%
27.7%
14.9%
(30.4%)
zTrip
WHC
Delivery Hero
DOORDASH
JUST EAT
lyft
Uber
Boyd
Copart
KAR

2021A EBITDA Margin(1)

Median
Mobility & On-Demand Delivery: (4.4%)
Auto Services Consolidators: 19.3%
24.3%
(11.0%)
5.9%
(7.8%)
2.9%
(4.4%)
11.7%
34.1%
19.3%
zTrip
WHC
Delivery Hero
DOORDASH
JUST EAT
lyft
Uber
Boyd
Copart
KAR

2022E EBITDA Margin(1) (estimated)

Median
Mobility & On-Demand Delivery: 4.9%
Auto Services Consolidators: 17.4%
19.9%
(5.3%)
4.9%
(6.0%)
7.0%
4.9%
11.5%
42.5%
17.4%
zTrip
WHC
Delivery Hero
DOORDASH
JUST EAT
lyft
Uber
Boyd
Copart
KAR

Mobility & On-Demand Delivery

Auto Services Consolidators

Valuation Benchmarking

2021A Enterprise Value / Revenue

Median
Mobility & On-Demand Delivery: 1.9x
Auto Services Consolidators: 2.2x
3.7x
1.9x
3.0x
1.1x
1.3x
3.6x
2.2x
8.1x
1.6x
zTrip
WHC
Delivery Hero
DOORDASH
JUST EAT
lyft
Uber
Boyd
Copart
KAR

2022E Enterprise Value / Revenue(estimated)

Median
Mobility & On-Demand Delivery: 1.2x
Auto Services Consolidators: 2.3x
3.2x
1.2x
2.3x
0.9x
1.0x
2.0x
1.7x
7.0x
2.3x
zTrip
WHC
Delivery Hero
DOORDASH
JUST EAT
lyft
Uber
Boyd
Copart
KAR

2021A Enterprise Value / EBITDA (1)

Median
Mobility & On-Demand Delivery: 45.7x
Auto Services Consolidators: 18.9x
15.2x
N.M.
N.M.
N.M.
45.7x
N.M.
18.9x
23.6x
8.2x
zTrip
WHC
Delivery Hero
DOORDASH
JUST EAT
lyft
Uber
Boyd
Copart
KAR

2022E Enterprise Value / EBITDA (1) (estimated)

Median
Mobility & On-Demand Delivery: 40.5x
Auto Services Consolidators: 15.0x
16.0x
N.M.
46.5x
N.M.
14.8x
40.5x
15.0x
16.5x
13.2x
zTrip
WHC
Delivery Hero
DOORDASH
JUST EAT
lyft
Uber
Boyd
Copart
KAR

Mobility & On-Demand Delivery

Auto Services Consolidators

____________

Source: Company filings, Capital IQ, Thomson Reuters, and FactSet as of October 2022

(1)      EBITDA calculated as EBIT plus Depreciation and Amortization. EBIT defined as earnings before interest expense.

Prospective Financial Information

Prospective Financial Data Reviewed by the Spree Board

As part of Spree’s due diligence process, WHC provided Spree’s management with its historical revenue and EBITDA data for the WHC business from 2019 through 2021, along with estimated revenue and EBITDA data for 2022. That data was shared with Spree’s board of directors and was part of the mix of information relied upon by Spree’s board of directors at its October 26, 2022 special meeting of the board at which it approved the Business Combination. The key elements of the financial data provided by management of WHC to Spree are summarized in the table below:

Historical Financials

Total Revenue
$ in millions
28%
CAGR
$37.3
$56.7
$68.1
$79.0
2019A
2020A
2021A
2022E

EBITDA(1)
$ in millions
30%
CAGR
$7.7
$7.1
$15.8
$17.0
2019A
2020A
2021A
2022E

(1) EBITDA calculated on EBIT plus Depreciation and Amortization. EBIT defined as earnings before interest expense.

The financial estimates for WHC’s 2022 results were generally based on (i) revenue growth rates consistent with the recent twelve-month experience, (ii) EBITDA margins similar to those experienced during 2021 and the first half of 2022 and (iii) no known or identified material transactions that would indicate an acceleration or deterioration in revenues, expenses or general profitability. The historical revenue and EBITDA totals summarized in the tables above were derived based on financial information that was not prepared in accordance with PCAOB audit standards. As such, these amounts differ from the historical revenue and EBITDA amounts disclosed elsewhere in this proxy statement/prospectus, including in WHC’s audited financial statements, which were prepared in accordance with PCAOB audit standards.

WHC does not, as a matter of general practice, publicly disclose internal estimates of performance, revenue, financial condition or other results. The foregoing estimates for 2022 were prepared solely for internal use and not with a view toward public disclosure, or with a view toward complying with the published guidelines of the SEC regarding estimates. The estimates were not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles, or GAAP. EBITDA and EBITDA Margin are non-GAAP financial measures. However, financial measures provided to a financial advisor or to the other party in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, WHC has not provided a reconciliation of EBITDA included in the historical or estimated financial information for 2022 set forth in this section to the relevant GAAP financial measures. This non-GAAP measure should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and EBITDA used in the financial data may not be comparable to similarly titled amounts used by other companies or persons. In the view of WHC’s management, the financial estimates were prepared on a reasonable basis reflecting such management’s currently available estimates and judgments at the time of such preparation.

Prospective Financial Data Included in the March 2023 Investor Presentation

In March 2023, Spree furnished on a Current Report on Form 8-K an investor presentation for use in connection with the transactions contemplated by the Business Combination Agreement. The investor presentation included WHC’s internally prepared financial forecasts for the fiscal year ended December 31, 2023.

The following financial estimates were included in the March 2023 investor presentation:

($ in millions)	Year ended December 31, 2023
Revenue	$100.9
Adjusted EBITDA	$21.6

The financial estimates for 2023 were based on numerous variables and assumptions, including extrapolation of existing revenue-generating contracts, assumptions regarding growth in vehicles and drivers on the road, execution on acquisition opportunities and estimates of growth in operating expenses. The revenue growth projected for 2023 as compared to the growth projected for 2022 discussed above is due to several factors, including (i) an increase in the number of vehicles and drivers in existing markets based on increased demand resulting from expanded relationships with schools and national accounts (which is projected to generate approximately $2.5 million of incremental revenue), (ii) higher contract-based business due to securing additional relationships in various markets (projected to increase revenue by approximately $7.0 million) and (iii) approximately $9.8 million as a result of acquisitions. The estimates project a 29% increase in operating expenses in 2023 compared to the prior year because of higher compensation, subcontractor costs and insurance expenses associated with the revenue growth and acquisitions, as well as costs associated with being a public company.

A reconciliation of estimated GAAP net income for the fiscal year ended December 31, 2023 to estimated Adjusted EBITDA for the fiscal year ended December 31, 2023 is as follows:

($ in millions)	Year ended December 31, 2023
Net income	$9.3
Interest expense	1.0
Income tax expense(1)	3.4
Earnings before income taxes	13.7
Depreciation and amortization	8.6
EBITDA	$22.3
Income from equity method investees	(0.7)
Adjusted EBITDA	$21.6

____________

(1)      The 2023 financial estimates include consideration of taxes to conform with the effects of the tax structure to be put in place as a result of the transactions contemplated in this proxy statement/prospectus.

Cautionary Language Regarding Prospective Financial Information

The inclusion of estimated financial data for WHC for 2022 and 2023 in this proxy statement/prospectus should not be regarded as an indication that WHC, Spree, the Spree board, or their respective affiliates, advisors or other representatives considered, or now considers, such financial estimates to be accurate or necessarily to be predictive of actual results, and these financial estimates should not be relied upon as such. The financial estimates for 2022 merely reflect information that was provided to the Spree board and relied upon as of its October 26, 2022 special meeting at which it approved the Business Combination, and the financial estimates for 2023 merely reflect information that was included in the March 2023 investor presentation that was furnished by Spree on a Current Report on Form 8-K. The financial estimates are not being included to influence you to vote for or against the Business Combination Proposal, and, accordingly, you are cautioned not to rely on the estimates in making a decision regarding the Business Combination. Spree (or, following the Business Combination, New WHC) will not refer back to the financial estimates in its future periodic reports filed under the Exchange Act.

The financial estimates reflect estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other events, as well as matters specific to the WHC business, all of which were difficult to predict and many of which were beyond WHC’s and Spree’s control. The financial estimates were, at the time, forward-looking statements that were inherently subject to significant uncertainties and contingencies, many of which were beyond WHC’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “WHC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” sections of this proxy statement/prospectus. As a result, there can be no assurance that the estimated results were realized or that actual results were not significantly higher or lower than projected. None of the financial estimates should be regarded as a representation by any person that the results contained in the estimates will be achieved. The financial estimates were subjective and were susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. WHC believes that its operating history provides a reasonable basis for the estimates and assumptions underlying the financial estimates. Changes in these estimates or assumptions, could materially affect the financial estimates set forth above.

The estimated financial information for 2022 and 2023 was prepared by, and was the responsibility of, WHC’s management. The financial estimates did not take into account any circumstances or events occurring after the respective dates on which they were prepared. KPMG LLP, WHC’s independent registered public accounting firm, did not audit, review, compile, examine or apply agreed-upon procedures with respect to the financial estimates included below and, accordingly, KPMG LLP did not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this proxy statement/prospectus relates to WHC’s historical financial statements. It does not extend to the financial estimates for 2022 or 2023 and should not be read to do so. Nonetheless, the financial estimates for 2022 are provided in this proxy statement/prospectus because the estimates were made available to Spree and the Spree board in connection with their review of the proposed Business Combination and the financial estimates for 2023 are provided in this proxy statement/prospectus solely to provide Spree stockholders access to information made available in connection with potential transactions contemplated by the Business Combination Agreement.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS THE FINANCIAL ESTIMATES FOR WHC FOR 2022 AND 2023, SPREE AND WHC UNDERTAKE NO OBLIGATIONS AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THOSE FINANCIAL ESTIMATES TO REFLECT SUBSEQUENT CIRCUMSTANCES OR EVENTS THAT MAY HAVE OCCURRED AFTER THE PREPARATION OF THOSE FINANCIAL ESTIMATES, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL ESTIMATES ARE SHOWN TO BE IN ERROR OR CHANGE. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FINANCIAL ESTIMATES SET FORTH ABOVE AND NOT TO RELY ON SUCH FINANCIAL ESTIMATES IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS SUCH FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF WHC, SPREE NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY EXISTING WHC MEMBER, SPREE STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE FINANCIAL ESTIMATES OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

Satisfaction of 80% Test

It is a requirement under the Existing Governing Documents that any business acquired by Spree have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of WHC generally used to approve the transaction, the Spree Board determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of Spree and its shareholders and appropriately reflected WHC’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as the WHC’s potential for future growth in revenue and profits. The Spree Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of WHC met this requirement.

Interests of Spree’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the Spree Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and Spree’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of Spree shareholders generally. These interests include, among other things, the interests listed below:

•        the fact that the Sponsor has agreed not to redeem any Class A ordinary shares held by it in connection with a shareholder vote to approve a proposed initial business combination;

•        the fact that the Sponsor paid an aggregate of $25,000 for the 5,000,000 Class B ordinary shares currently owned by the Sponsor and such securities will have a significantly higher value at the time of the Business Combination (the Class A ordinary shares into which the Class B ordinary shares are convertible have an aggregate market value of approximately $            million, based on the closing price of Class A ordinary shares of $            on the NYSE on            , 2023);

•        the fact that Sponsor paid $9,457,150 for its private units, and that the 945,715 private units would be worthless if a business combination is not consummated by June 20, 2023 (or before the end of any additional Extension Period, if applicable). The private placement shares and private warrants included in the private units have an aggregate market value of approximately $            million, based on the closing price of Class A ordinary shares of $            and the closing price of the public warrants of $            on the NYSE on            , 2023;

•        the fact that the Sponsor and Spree’s current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Spree fails to complete an initial business combination by June 20, 2023 (or before the end of any additional Extension Period, if applicable);

•        the fact that given the differential in the purchase price that the Sponsor paid for the founder shares as compared to the price of the public units sold in the IPO and the substantial number of Class A ordinary shares that the Sponsor will receive upon conversion of the Class B ordinary shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New WHC Class A Common Stock trades below the price initially paid for the public units in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination;

•        the fact that the Investor Rights Agreement has been entered into by the Sponsor;

•        the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Spree in an aggregate amount of up to $1,500,000 may be converted into warrants, at the price of $1.00 per warrant, at the option of the lender, in connection with the consummation of the Business Combination;

•        the continued indemnification of Spree’s directors and officers and the continuation of Spree’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•        the fact that the Sponsor and Spree’s officers and directors will lose their entire investment in Spree and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by June 20, 2023 (or before the end of any additional Extension Period, if applicable). As of the date of this proxy statement/prospectus, there were no reimbursable out-of-pocket expenses outstanding;

•        the fact that the Sponsor and Spree’s officers and directors may be eligible to participate in future compensation programs;

•        the fact that if the trust account is liquidated, including in the event Spree is unable to complete an initial business combination by June 20, 2023 (or before the end of any additional Extension Period, if applicable), the Sponsor has agreed to indemnify Spree to ensure that the proceeds in the trust account are not reduced below $10.20 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Spree has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Spree, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•        the fact that Spree may be entitled to distribute or pay over funds held by Spree outside the trust account to the Sponsor or any of its affiliates prior to the Closing; and

•        certain of our officers and directors are affiliates of Sponsor, which holds 945,715 Class A ordinary shares, which were issued in a private placement together with private warrants, and 5,000,000 Class B ordinary shares, which are convertible into Class A ordinary shares, totaling approximately a 22.9% equity stake in Spree.

The Sponsor has, pursuant to the Voting Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, Spree’s Sponsor owns approximately 22.9% of the issued and outstanding ordinary shares. See “Related Agreements-Voting Agreement” in the accompanying proxy statement/prospectus for more information related to the Voting Agreement.

At any time at or prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Sponsor, WHC and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that our Sponsor, WHC and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Other Governing Documents Proposals, the Director Election Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business

Combination. However, any public shares purchased by the Sponsor, WHC and/or their directors, officers, advisors or respective affiliates would be purchased at a price no higher than the per share pro rata portion of the trust account.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. However, any public shares so purchased by Sponsor, WHC and/or their directors, officers, advisors or respective affiliates would not be voted in favor of the Condition Precedent Proposals at the extraordinary general meeting and would not be redeemable by such purchasers. We will file or submit a Current Report on Form 8-K to disclose any arrangements entered into or purchases made by any of the aforementioned persons, which report will include the number of public shares purchased, the purchase price, the purpose of the purchase, the impact that such purposes would have on the likelihood that the Condition Precedent Proposals will be approved, the identity (if not purchased in the open market) or nature of the security holders who sold to the aforementioned persons, and the number of public shares then redeemed.

Certain Engagements in Connection with the Business Combination and Related Transactions

Stifel (together with its affiliates) is a financial institution engaged in various activities, which may include sales and trading, investment banking, advisory, investment management, global institutional sales, fixed income and derivative sales, investment research, principal investing, hedging, market making, prime brokerage and other financial and non-financial activities and services. From time to time, Stifel and its affiliates have provided various investment banking services unrelated to the Business Combination or the PIPE Financing, if any, to Spree and its affiliates, and have received customary compensation in connection therewith. In particular, Stifel served as the sole book-running manager and underwriter for Spree’s IPO, and received $4,000,000 in underwriting discounts and commissions, and is entitled to receive an additional $9,000,000 in deferred underwriting fees for the IPO upon (and subject to) consummation of the Business Combination. Stifel has also been retained by Spree to serve as Spree’s financial advisor and will be paid a fee of $2,000,000 for those services, upon (and subject to) consummation of the Business Combination. Stifel also prepared certain financial information regarding comparative company analysis and other financial charts related to WHC’s performance that were reviewed by Spree’s board of directors in its approval process for the Business Combination. In addition, Stifel and its affiliates may provide investment banking services to Spree and its affiliates in the future, for which it would expect to receive customary compensation.

Maxim (together with its affiliates) is a financial institution engaged in various activities, which may include sales and trading, investment banking, advisory, investment management, global institutional sales, fixed income and derivative sales, investment research, principal investing, hedging, market making, prime brokerage and other financial and non-financial activities and services. Maxim and its affiliates provided various investment banking services related to the Business Combination to WHC and its affiliates, and will receive a fee for those services equal to the greater of $3,100,000 and 1% of the enterprise value of New WHC following the Closing. Maxim and its affiliates may provide additional investment banking services to WHC and its affiliates in the future, for which it would expect to receive customary compensation.

Furthermore, in the ordinary course of their business activities, Stifel, Maxim, and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Spree or WHC, or their respective affiliates. Stifel, Maxim, and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stock Exchange Listing

Spree’s public shares and public warrants are currently listed on the NYSE under the symbols “SHAP” and “SHAP/W,” respectively. Spree intends to apply for listing, to be effective at the time of the Business Combination, of New WHC Class A Common Stock and New WHC Warrants on NYSE under the proposed symbols “ZTRP” and “ZTRP/W,” respectively. It is a condition of the consummation of the Business Combination that Spree receive confirmation from NYSE that New WHC has been conditionally approved for listing on NYSE. Spree believes that New WHC will satisfy all criteria for initial listing prior to the stockholder vote with respect to the Business Combination.

Expected Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for as a reverse acquisition in accordance with U.S. generally accepted accounting principles, or GAAP, commensurate with the conclusion that control of New WHC is retained by historical WHC unitholders before and after the transaction. Under this method of accounting, Spree is effectively treated as the acquired company and WHC is effectively treated as the accounting acquirer for financial statement reporting purposes, with WHC’s historical consolidated financial statements carrying over at historical book values and the net assets of Spree stated at historical costs, with no goodwill or other intangible assets recorded.

This determination was primarily based on a number of factors, including: (i) the pre-combination equity holders of WHC will hold a majority of the voting power (based on the five votes per share to be possessed by each share of New WHC Class X Common Stock for the first 18 months following the Closing Date) regardless of the number of Class A ordinary shares redeemed by Spree’s public shareholders in the Business Combination; (ii) certain members of the senior management of WHC will comprise the new senior management of New WHC; (iii) the majority of the members of the New WHC Board will be appointed by WHC; (iv) New WHC will bear the name of WHC rather than Spree; and (v) operations of the WHC will comprise the ongoing operations of New WHC.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On November 4, 2022, Spree and WHC filed the required forms under the HSR Act with the Antitrust Division and the FTC and on December 5, 2022, the applicable 30-day waiting period expired.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New WHC’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Spree cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Spree cannot assure you as to its result.

None of Spree or WHC are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Spree’s entry into the Business Combination Agreement, dated as of October 29, 2022, as amended by Amendment No. 1 to the Business Combination Agreement dated as of January 25, 2023 (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and between Spree Acquisition Corp. 1 Limited, a company incorporated in the Cayman Islands (“Spree”), and WHC Worldwide, LLC, a Missouri limited liability company (“WHC”), copies of which are attached as Annex A-1 and Annex A-2, respectively, to the proxy statement/prospectus with respect to Spree’s extraordinary general meeting, pursuant to which, among other things, (a) on the Closing Date (as defined in the proxy statement/prospectus), (A) Spree will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating under the laws of the State of Delaware (the “Domestication”) upon which Spree will change its name to “WHC Worldwide, Inc.” (“New WHC”), (B) each outstanding Class A ordinary share, par value $0.0001 per share of Spree and each outstanding Class B ordinary share, par value $0.0001 per share of Spree will become one share of Class A common stock, par value $0.0001 per share of New WHC (the “New WHC Class A Common Stock”), and (C) Spree will amend and restate its amended and restated memorandum and articles of association in connection with the Domestication, (b) (A) WHC will cause the existing limited liability company agreement of WHC to be amended and restated, (B) WHC will cause all of the limited liability company interests of WHC existing immediately prior to the Closing (as defined in the proxy statement/prospectus) to be re-classified into the number of initial WHC Class B Common Units that is based on a formula tied to the pre-transaction equity value of WHC as set forth in the Business Combination Agreement (“WHC Class B Common Units”), (C) Spree will contribute the Closing Date Contribution Amount (as defined in the proxy statement/prospectus) to WHC in exchange for a number of Class A Common Units of WHC (“WHC Class A Common Units”) equal to the Post-Closing Spree Class A Shares (as defined in the proxy statement/prospectus) and (D) New WHC will issue and contribute to WHC, which will in turn distribute to the holders of its WHC Class B Common Units, a number of shares of Class X common stock, par value $0.0001 per share of New WHC (the “New WHC Class X Common Stock”) (which will have no economic value but will initially entitle the holder thereof to five votes per share, and, following the 18 month anniversary of the Closing Date, one vote per share), equal to the number of WHC Class B Common Units held by those WHC members, such that following the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of New WHC will be held by WHC and will operate through WHC and its subsidiaries, and New WHC will be a publicly listed holding company that will hold equity interests in WHC, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the A&R WHC LLC Agreement, the Tax Receivable Agreement, the Support Agreement, the Sponsor Letter Agreement, the Voting Agreement and the Investor Rights Agreement, each in the form attached to the proxy statement/prospectus, as Annex E, Annex F, Annex G, Annex H, Annex I and Annex J, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT THE SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “— Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, Spree is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.

As a condition to closing the Business Combination, the board of directors of Spree has unanimously approved, and Spree shareholders are being asked to consider and vote upon a proposal to approve (the “Domestication Proposal”), a change of Spree’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Spree will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Spree will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, on the Closing Date prior to the Closing, each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of Spree will be converted, on a one-for-one basis, into one share of New WHC Class A Common Stock. In addition, each outstanding whole public warrant to purchase one Class A ordinary share will be converted into a New WHC Warrant on the terms and subject to the conditions set forth in the warrant agreement governing the public warrants.

The Domestication Proposal, if approved, will approve a change of Spree’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Spree is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, New WHC will be governed by the DGCL. We encourage shareholders to carefully consult the information on the Proposed Governing Documents set out below under “Comparison of Corporate Governance and Shareholder Rights.” The Proposed Certificate of Incorporation differs in certain material respects from the Existing Governing Documents and we encourage shareholders to carefully consult the information set out below under “Other Governing Documents Proposals”, the Existing Governing Documents of Spree, attached hereto as Annex K and the Proposed Certificate of Incorporation and Proposed By-Laws of New WHC, attached hereto as Annexes B-1 and B-2, respectively.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of Spree and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•        Prominence, Predictability, and Flexibility of Delaware Law.    For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as WHC’s.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New WHC, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New WHC’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New WHC’s incorporation in Delaware may make New WHC more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws-especially those relating to director indemnification (as discussed below)-draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable New WHC to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Spree as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New WHC immediately following the Domestication will be the same as those of Spree immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Domestication Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that Spree Acquisition Corp. 1 Limited be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, Spree Acquisition Corp. 1 Limited be continued and domesticated as a corporation under the laws of the state of Delaware and, conditional upon, and with effect from, the registration of Spree Acquisition Corp. 1 Limited as a corporation in the State of Delaware, the name of Spree Acquisition Corp. 1 Limited be changed from “Spree Acquisition Corp. 1 Limited” to “WHC Worldwide, Inc.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

CHARTER PROPOSAL

Overview

Spree is asking its shareholders to adopt the Proposed Certificate of Incorporation and Proposed By-Laws in the forms attached hereto as Annex B-1 and Annex B-2, respectively, which, in the judgment of the Spree Board, is necessary to adequately address the needs of New WHC following the Domestication and the consummation of the Business Combination.

For a summary of the key differences between the amended and restated memorandum and articles of association of Spree under Cayman Islands law and the Proposed Certificate of Incorporation and Proposed By-Laws under the DGCL, please see “Other Governing Documents Proposals.” The summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation and Proposed By-Laws, copies of which are included as Annexes B-1 and B-2, respectively, to this proxy statement/prospectus.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the amended and restated memorandum and articles of association of Spree Acquisition Corp. 1 Limited currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed By-Laws (copies of which are attached to this proxy statement/prospectus as Annexes B-1 and B-2, respectively), including the authorization of the change in authorized share capital as indicated therein and the change of name to ‘WHC Worldwide, Inc.’”

Required Vote with Respect to the Charter Proposal

The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Charter Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

OTHER GOVERNING DOCUMENTS PROPOSALS

If each of the following Other Governing Documents Proposals and the other Condition Precedent Proposals are approved and the Business Combination is to be consummated, Spree will replace the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed By-Laws.

Spree’s shareholders are asked to consider, vote upon and approve six (6) separate governance proposals, also referred to herein as Other Governing Documents Proposals, in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed By-Laws. In the judgment of the Spree Board, these proposals are necessary to adequately address the needs of Spree and its shareholders following the consummation of the Business Combination and the Domestication. Assuming the approval of these proposals, along with adoption of the Charter Proposal, the Proposed Certificate of Incorporation and Proposed By-Laws in the forms set forth as Annexes B-1 and B-2, respectively, will take effect at consummation of the Business Combination and Domestication.

The Proposed Certificate of Incorporation and Proposed By-Laws differ in certain material respects from the Existing Governing Documents. The following table sets forth a summary of the principal changes proposed to be made between the Existing Governing Documents and the Proposed Certificate of Incorporation and Proposed By-Laws for New WHC. This summary is qualified in its entirety by reference to the complete text of the Existing Governing Documents of Spree, a copy of which is attached to this proxy statement/prospectus as Annex K and the complete text of the Proposed Certificate of Incorporation and Proposed By-Laws, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2, respectively. All shareholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms. Additionally, as the Existing Governing Documents are governed by Cayman Islands law and the Proposed Governing Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

	Existing Governing Documents	Proposed Governing Documents
Authorized Shares (Other Governing Documents Proposal A)

The share capital under the Existing Governing Documents is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

The Proposed Certificate of Incorporation authorizes 200,000,000 shares of New WHC Class A Common Stock, 40,000,000 shares of New WHC Class X Common Stock and 10,000,000 shares of New WHC Preferred Stock.

	See paragraph 5 of the Amended and Restated Memorandum and Articles of Association.	See Article 4.1 of the Proposed Certificate of Incorporation.
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Other Governing Documents Proposal B)

The Existing Governing Documents authorize the issuance of 5,000,000 preference shares, of a par value of US$0.0001, and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.

The Proposed Certificate of Incorporation authorizes the board of directors to issue shares of preferred stock from time to time in one or more series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof. These powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights (including sinking fund provisions), liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.

	See paragraph 5 of the Amended and Restated Memorandum and Articles of Association	See Article 5.2 of the Proposed Certificate of Incorporation.

	Existing Governing Documents	Proposed Governing Documents
Shareholder/Stockholder Written Consent in Lieu of a Meeting (Other Governing Documents Proposal C)	The Existing Governing Documents provide that resolutions may be passed by a vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

The Proposed Certificate of Incorporation allows stockholders to vote in person or by proxy at a meeting of stockholders, but conditions the ability of stockholders to act by written consent in lieu of a meeting upon the beneficial ownership by holders of shares of New WHC Class X Common Stock of a majority of the total voting power of outstanding stock in New WHC.

	See definition of “Ordinary Resolution” in our Amended and Restated Memorandum and Articles of Association.	See Article 8.1 of the Proposed Certificate of Incorporation.
Special Majority Needed to Remove Directors and Amend Provisions of Governing Documents Related to Election/Removal of Directors (Other Governing Documents Proposal D)

Article 29.1 of Spree’s Existing Governing Documents provides that only holders of Spree’s Class B ordinary shares, and not its Class A ordinary shares, can elect or remove directors prior to a business combination. Article 29.4 furthermore requires a special resolution passed by at least 90% of shareholders who are present and voting at a general meeting to amend Article 29.1.

The Proposed Certificate of Incorporation requires that (i) at least 662/3% of the total voting power of the outstanding shares of capital stock of the corporation is needed to remove a director, and removal may only be for cause (Article 7.3), and (ii) a super majority of 80% of the total voting power of the outstanding stock is needed in order to amend any portion of Article 7, which relates to the election, classification, vacancy and removal of members of New WHC’s board of directors (Article 11).

	See Articles 29.1 and 29.4 of our Amended and Restated Memorandum and Articles of Association.	See Articles 7 and 11 of the Proposed Certificate of Incorporation.
Quorum for Shareholder/Stockholder Meetings (Other Governing Documents Proposal E)	The Existing Governing Documents set one-third of the outstanding shares as a quorum for a shareholder meeting.	The Proposed By-Laws set a majority of the voting power of all issued and outstanding shares of stock as a quorum for a stockholder meeting.
	See Article 21.1 of our Amended and Restated Memorandum and Articles of Association.	See Section 2.8 of the Proposed By-Laws.
Corporate Name (Other Governing Documents Proposal F)	The Existing Governing Documents provide the name of the company is “Spree Acquisition Corp. 1 Limited,”	The Proposed Certificate of Incorporation provides that the name of the corporation will be “WHC Worldwide, Inc.”
	See paragraph 1 of our Amended and Restated Memorandum and Articles of Association.	See Article 1 of the Proposed Certificate of Incorporation.

	Existing Governing Documents	Proposed Governing Documents
Perpetual Existence (Other Governing Documents Proposal F)

The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by March 20, 2023 (or prior to the end of any Extension Period, if applicable — currently June 20, 2023), Spree will cease all operations except for the purposes of winding up and will redeem the shares issued in Spree’s initial public offering and liquidate and dissolve.

The Proposed Certificate of Incorporation does not limit the duration of the corporation’s existence to a specified date. Therefore, the corporation will have perpetual existence, which is the default under the DGCL.

	See Article 49.7 of our Amended and Restated Memorandum and Articles of Association.	This is the default rule under the DGCL
Takeovers by Interested Stockholders/Shareholders (Other Governing Documents Proposal F)	The Existing Governing Documents do not provide restrictions on takeovers of Spree by a related shareholder following a business combination.

The Proposed Certificate of Incorporation does not contain a provision opting out of Section 203 of the DGCL, and therefore, New WHC will be governed by Section 203 of the DGCL relating to business combinations with interested stockholders.

See Article I of the Proposed Certificate of Incorporation.
Provisions Related to Status as Blank Check Company (Other Governing Documents Proposal F)	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.

The Proposed Certificate of Incorporation does not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

OTHER GOVERNING DOCUMENTS PROPOSAL A —
APPROVAL OF AN AMENDMENT TO CHANGE AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED CERTIFICATE OF INCORPORATION

Overview

Other Governing Documents Proposal A — a vote on the amendment to approve the change in the authorized share capital of Spree from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each, to (a) 200,000,000 shares of New WHC Class A Common Stock, (b) 40,000,000 shares of New WHC Class X Common Stock and (c) 10,000,000 shares of New WHC Preferred Stock. In accordance with SEC guidance, this proposal is being presented separately and will be voted upon separately.

As of the date of this proxy statement/prospectus, there are 20,945,715 Class A ordinary shares, par value $0.0001 per share, issued and outstanding, which includes an aggregate of 945,715 private placement shares held by the sponsor, and 5,000,000 Class B ordinary shares issued and outstanding, all of which are held by the Sponsor.

In connection with the Domestication, on the Closing Date prior to the Closing, each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of Spree will be converted, on a one-for-one basis, into shares of New WHC Class A Common Stock.

Upon consummation of the Business Combination, each Class A ordinary share will be converted into one share of New WHC Class A Common Stock, which could result in anywhere between 25,945,715 and 13,194,636 shares of New WHC Class A Common Stock outstanding, based on a no redemptions and a contractual maximum redemptions scenario, respectively, of Class A ordinary shares. In addition, the existing unitholders of WHC will receive an aggregate of between 17,260,138 and 16,811,376 shares of New WHC Class X Common Stock, based on a no redemptions and a contractual maximum redemptions scenario, respectively, which could potentially be converted (together with the surrender of WHC Class B Common Units), on a one-for-one basis, into between 17,260,138 and 16,811,376 shares of New WHC Class A Common Stock. In order to ensure that New WHC has sufficient authorized capital for these immediate and future issuances, the Proposed Certificate of Incorporation of New WHC changes the authorized share capital of Spree from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each, to (a) 200,000,000 shares of New WHC Class A Common Stock, par value $0.0001 per share, (b) 40,000,000 shares of New WHC Class X Common Stock, par value $0.0001 per share, and (c) 10,000,000 shares of New WHC Preferred Stock, par value $0.0001 per share.

This summary is qualified in its entirety by reference to the complete text of the Proposed Certificate of Incorporation of New WHC, a copy of which is attached to this proxy statement/prospectus as Annex B-1. All shareholders are encouraged to read the Proposed Certificate of Incorporation in its entirety for a more complete description of its terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of New WHC that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for New WHC to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Vote Required for Approval

The approval of Other Governing Documents Proposal A requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

As discussed above, a vote to approve Other Governing Documents Proposal A is separate and apart from a vote to approve the Charter Proposal. Accordingly, in order to enable the Proposed Certificate of Incorporation in the form set forth on Annex B-1 to take effect at consummation of the Business Combination and Domestication, approval of this proposal, along with adoption of the Charter Proposal and all other Condition Precedent Proposals, is required.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that an amendment to change the authorized share capital of Spree Acquisition Corp. 1 Limited from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each, to (a) 200,000,000 shares of WHC Worldwide, Inc. Class A Common Stock, par value US$0.0001 each, (b) 40,000,000 shares of WHC Worldwide, Inc. Class X Common Stock, par value US$0.0001 each, and (c) 10,000,000 shares of WHC Worldwide, Inc. Preferred Stock, par value US$0.0001 each, be approved.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE OTHER GOVERNING DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

OTHER GOVERNING DOCUMENTS PROPOSAL B —
APPROVAL OF A PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW WHC AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED CERTIFICATE OF INCORPORATION

Overview

Other Governing Documents Proposal B — a vote on an amendment to authorize the New WHC Board to issue any or all shares of New WHC Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New WHC Board and as may be permitted by the DGCL. In accordance with SEC guidance, this proposal is being presented separately and will be voted upon separately from the Charter Proposal at the extraordinary general meeting.

Our shareholders are being asked to approve Other Governing Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of New WHC after the Business Combination.

Other Governing Documents Proposal B will allow for issuance of any or all shares of preferred stock from time to time at the discretion of the New WHC Board, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

This summary is qualified in its entirety by reference to the complete text of the Proposed Certificate of Incorporation of New WHC, a copy of which is attached to this proxy statement/prospectus as Annex B-1. All shareholders are encouraged to read the Proposed Certificate of Incorporation in its entirety for a more complete description of its terms.

Reasons for the Amendment

Our board of directors believes that these additional shares will provide New WHC with needed flexibility to issue shares in the future in a timely manner and under circumstances the New WHC Board considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the New WHC Board to render it more difficult or to discourage an attempt to obtain control of New WHC and entrench its management, which may adversely affect the market price of New WHC stock. If, in the due exercise of its fiduciary obligations, for example, the New WHC Board was to determine that a takeover proposal was not in the best interests of New WHC’s stockholders, such preferred stock could be issued by New WHC without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the New WHC Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New WHC Board to issue the authorized preferred stock of its own volition will also enable New WHC to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New WHC currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes. Inclusion of these provisions in the Proposed Governing Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New WHC Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Vote Required for Approval

The approval of Other Governing Documents Proposal B requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

As discussed above, a vote to approve Other Governing Documents Proposal B is separate and apart from a vote to approve the Charter Proposal. Accordingly, in order to enable the Proposed Certificate of Incorporation in the form set forth as Annex B-1 to take effect at consummation of the Business Combination and Domestication, approval of this proposal, along with the Charter Proposal and all other Condition Precedent Proposals, is required.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that an amendment to authorize the WHC Worldwide, Inc. Board to issue any or all shares of WHC Worldwide, Inc. Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the WHC Worldwide, Inc. Board and as may be permitted by the DGCL, be approved.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE OTHER GOVERNING DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

OTHER GOVERNING DOCUMENTS PROPOSAL C —
APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED CERTIFICATE OF INCORPORATION

Overview

Other Governing Documents Proposal C — a vote on an amendment to condition the ability of New WHC stockholders to take action by written consent in lieu of a meeting.

Our shareholders are being asked to approve Other Governing Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of New WHC after the Business Combination.

The Proposed Certificate of Incorporation stipulates that any action required or permitted to be taken by the stockholders of New WHC may be effected at a duly called annual or special meeting of stockholders of New WHC, but may only be effected by any consent in writing by a majority of the voting power of the stockholders if the holders of shares of New WHC Class X Common Stock beneficially own a majority of the total voting power of outstanding stock in New WHC.

This summary is qualified in its entirety by reference to the complete text of the Proposed Certificate of Incorporation of New WHC, a copy of which is attached to this proxy statement/prospectus as Annex B-1. All shareholders are encouraged to read the Proposed Certificate of Incorporation in its entirety for a more complete description of its terms.

Reasons for the Amendments

Under the Proposed Certificate of Incorporation, New WHC’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Limiting the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend New WHC’s organizational documents outside of a duly called special or annual meeting of the stockholders of New WHC. Further, our board of directors believes that limiting stockholders’ ability to act by written consent will reduce the time and effort the New WHC Board and management would need to devote to stockholder proposals, which time and effort could distract New WHC’s directors and management from other important company business.

In addition, limiting New WHC’s stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the New WHC Board only at a duly called meeting of stockholders. However, this proposal is not in response to any effort of which Spree is aware to obtain control of New WHC, and Spree and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations (other than those set forth in the Proposed Governing Documents). Further, the board of directors does not believe that the effects of the limiting of stockholder action by written consent will create a significant impediment to a tender offer or other efforts to take control of New WHC. Inclusion of these provisions in the Proposed Governing Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New WHC Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Vote Required for Approval

The approval of Other Governing Documents Proposal C requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

As discussed above, a vote to approve Other Governing Documents Proposal C is separate and apart from a vote to approve the Charter Proposal. Accordingly, in order to ensure that the Proposed Certificate of Incorporation in the form set forth as Annex B-1 will take effect at consummation of the Business Combination and Domestication, approval of this proposal, along with the Charter Proposal and all other Condition Precedent Proposals, is required.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that an amendment to condition the ability of New WHC Worldwide, Inc. stockholders to take action by written consent in lieu of a meeting upon the beneficial ownership by holders of shares of New WHC Class X Common Stock of a majority of the total voting power of outstanding stock in New WHC, be approved.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE OTHER GOVERNING DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

OTHER GOVERNING DOCUMENTS PROPOSAL D —
APPROVAL OF CHANGES TO THE SPECIAL MAJORITIES OF SHAREHOLDERS NEEDED TO REMOVE DIRECTORS, AND FOR APPROVING CHANGES TO THE NUMBER, CLASSIFICATION, FILLING OF VACANCIES AND REMOVAL, OF DIRECTORS, AS REFLECTED IN THE PROPOSED CERTIFICATE OF INCORPORATION

Overview

Other Governing Documents Proposal D — a vote on changes to the special shareholder majorities required for removal of directors, and for amending the provisions related to the number, classification, filling of vacancies and removal of directors.

Article 29.1 of Spree’s Existing Governing Documents provides that prior to a business combination, only Class B ordinary shares, and not Class A ordinary shares, may vote in the election or removal of directors. In addition, Article 29.4 of Spree’s Existing Governing Documents states that any amendment to the foregoing Article 29.1 requires a special majority of 90% of all shares that are present and voting at a general shareholder meeting.

As part of the replacement of Spree’s Existing Governing Documents with the Proposed Governing Documents, the Proposed Certificate of Incorporation of New WHC changes the foregoing special majority requirements. In particular, Article 7.3 of the Proposed Certificate of Incorporation of New WHC provides that any director or the entire board may be removed from office only for cause, by the affirmative vote of the holders of at least 662/3% of the total voting power of the outstanding shares of New WHC, voting together as a single class. Article 11 of the Proposed Certificate of Incorporation of New WHC provides, in turn, that any amendment to Article 7 (which, in addition to addressing the removal of directors, also provides for the size of the New WHC board of directors, its division into three classes that are elected on a staggered basis, and the procedure for filling vacancies on the board) requires approval by a special majority of the holders of 80% of the total voting power of the outstanding shares of New WHC, voting as a single class.

Our shareholders are being asked to approve the foregoing changes pursuant to Other Governing Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of New WHC after the Business Combination.

This summary is qualified in its entirety by reference to the complete text of Articles 7 and 11 of the Proposed Certificate of Incorporation of New WHC, a copy of which is attached to this proxy statement/prospectus as Annex B-1. All shareholders are encouraged to read those articles of the Proposed Certificate of Incorporation in their entirety for a more complete description of their terms.

Reasons for the Amendments

Up until the Business Combination transaction, Spree is a SPAC in which control over the company is vested to a certain extent in the sponsor, as the holder of Spree’s Class B ordinary shares. That control is reflected in the composition of Spree’s board of directors, with directors being chosen and/or removed solely by the holders of Class B ordinary shares (i.e., the sponsor) under Article 29.1 of Spree’s Existing Governing Documents. As further support for that control, Article 29.4 of the Existing Governing Documents requires that any amendment to the foregoing Article 29.1 requires a special majority of 90% of all shares that are present and voting at a general shareholder meeting, thereby effectively protecting the sponsor’s control over Spree’s board of directors.

Upon consummation of the Business Combination transaction, the combined company will not be controlled by the sponsor, so the foregoing provisions supporting the sponsor’s control will no longer be appropriate. Nevertheless, the parties to the Business Combination seek to enable the combined public company to develop in its initial stages free from abusive and coercive takeover tactics of a potential hostile acquirer that could seek to gain control over New WHC without paying a proper control premium to New WHC’s existing shareholders. Consequently, the parties are proposing to put in place corporate governance mechanisms that protect New WHC’s stockholders from those abusive and coercive tactics. Accordingly, under Article 7.1 of the Proposed Certificate of Incorporation, the New WHC board of directors will not be up for election in its entirety on an annual basis, and, instead, directors will serve for three-year terms as members of three different classes, who will be elected in a staggered manner. In addition, in order to prevent a hostile acquirer from rapidly changing the composition of the board members or “flooding” the board with new nominees, Article 7.2 provides that vacancies on the board and newly created directorships resulting from any increase in the authorized number of directors shall be filled solely by a majority of the directors then in office, even if less than a quorum, and not by the stockholders, unless the board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders. Towards that same objective, Article 7.3 provides that any director (or the entire board) may be removed from office only for cause, by the affirmative vote of the holders of at least 662/3% of the total voting power of the outstanding shares of New WHC stock, voting together as a single class. In order to buttress the foregoing corporate governance protections, the Proposed Certificate of Incorporation provides in Article 11 that any amendment to any such provisions of Article 7 requires approval by a special majority of 80% of the total voting power of the outstanding shares of New WHC, voting as a single class.

Limiting the right of stockholders to amend the provisions of Article 7 of the Proposed Certificate of Incorporation thereby limits the circumstances under which stockholders can act on their own initiative to alter the composition of the New WHC board of directors, and may therefore have certain anti-takeover effects. However, this proposal is not in response to any effort of which Spree is aware to obtain control of New WHC, and Spree and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations (other than those set forth in the Proposed Governing Documents). Further, the Spree board of directors does not believe that the high threshold for amending the provisions of the Proposed Certificate of Incorporation related to the board of directors will necessarily create a significant impediment to a tender offer or other efforts to take control of New WHC. Inclusion of these provisions in the Proposed Certificate of Incorporation might increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New WHC Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Vote Required for Approval

The approval of Other Governing Documents Proposal D requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

As discussed above, a vote to approve Other Governing Documents Proposal D is separate and apart from a vote to approve the Charter Proposal. Accordingly, in order to ensure that the Proposed Certificate of Incorporation and Proposed By-Laws in the forms set forth as Annex B-1 and Annex B-2, respectively, will take effect at consummation of the Business Combination and Domestication, approval of this proposal, along with the Charter Proposal and all other Condition Precedent Proposals, is required.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that amendments to Spree’s Existing Governing Documents concerning the special shareholder majority required for removal of directors, and for amending the provisions related to the number, classification, filling of vacancies and removal of directors, which amendments will be reflected in the Proposed Certificate of Incorporation of WHC Worldwide, Inc., be, and hereby are, approved.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE OTHER GOVERNING DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

OTHER GOVERNING DOCUMENTS PROPOSAL E —
A CHANGE TO THE PERCENTAGE OF SHARES CONSTITUTING A QUORUM, AS SET FORTH IN THE PROPOSED CERTIFICATE OF INCORPORATION

Overview

Other Governing Documents Proposal E — a vote on an amendment, reflected in the Proposed By-Laws, increasing the percentage of issued and outstanding shares required to be present in person or by proxy to constitute a quorum at a meeting of shareholders, from one-third to a majority, be approved.

Our shareholders are being asked to approve Other Governing Documents Proposal E, which is, in the judgment of our board of directors, necessary to adequately address the needs of New WHC after the Business Combination.

Presently, Article 22.1 of Spree’s Existing Governing Documents provides that holders of one-third of Spree’s outstanding shares present in person or by proxy constitute a quorum at a meeting of shareholders.

The minimum number of shares present constituting a quorum will change, however, for New WHC upon consummation of the Business Combination. Section 2.8 of the Proposed By-Laws stipulates that at any general meeting of stockholders of New WHC, the holders of a majority of the voting power of all issued and outstanding shares of stock entitled to vote at the meeting (in the case of a meeting of a separate class of stock, a majority of the voting power of the outstanding shares of that class) will constitute a quorum for the transaction of any business at such meeting.

This summary is qualified in its entirety by reference to the complete text of Section 2.8 of the Proposed By-Laws of New WHC, a copy of which is attached to this proxy statement/prospectus as Annex B-2. All shareholders are encouraged to read that section of the Proposed By-Laws in its entirety for a more complete description of its terms.

Reasons for the Amendment

As described above in Other Governing Documents Proposal D, up until the Business Combination transaction, Spree is a SPAC in which control over the company is vested to a certain extent in the sponsor, as the holder of Spree’s Class B ordinary shares. That control is reflected in many different ways, including in a relaxed quorum requirement under Article 22.1 of Spree’s Existing Governing Documents, with one-third of the outstanding shares constituting a quorum at a general meeting of shareholders. Given that standard, the sponsor’s shares alone constitute a large portion of the requisite shares needed to hold a shareholder meeting.

Upon consummation of the Business Combination transaction, the combined company will no longer be controlled by the sponsor, so the foregoing relaxed quorum requirement will no longer be appropriate. Instead, as a public Delaware corporation, New WHC will seek to implement best practices with respect to corporate governance, including a quorum requirement of a majority of the voting power of outstanding shares entitled to vote at a particular meeting, which is customary among many publicly-traded Delaware corporations. Consequently, Section 2.8 of the Proposed By-Laws implements the foregoing majority quorum standard, in replacement of the current one-third quorum standard of Spree.

In addition, in combination with the limiting of New WHC’s stockholders’ ability to act by written consent under Other Governing Documents Proposal C, this proposal may have certain anti-takeover effects by forcing a potential acquirer to take control of the New WHC Board only at a duly called meeting of stockholders with a majority voting power of shares present. However, this proposal is not in response to any effort of which Spree is aware to obtain control of New WHC, and Spree and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations (other than those set forth in the Proposed Governing Documents). Further, the Spree board of directors does not believe that the effects of the limiting of stockholder action via a majority quorum requirement will create a significant impediment to a tender offer or other efforts to take control of New WHC. Inclusion of these provisions in the Proposed Governing Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New WHC Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Vote Required for Approval

The approval of Other Governing Documents Proposal E requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

As discussed above, a vote to approve Other Governing Documents Proposal E is separate and apart from a vote to approve the Charter Proposal. Accordingly, in order to ensure that the Proposed By-Laws in the form set forth as Annex B-2 will take effect at consummation of the Business Combination and Domestication, the approval of this proposal, as well as the Charter Proposal and all other Condition Precedent Proposals, is required.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that an amendment, reflected in the Proposed By-Laws, increasing the percentage of issued and outstanding shares required to be present in person or by proxy to constitute a quorum at a meeting of shareholders, from one-third to a majority, be approved.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE OTHER GOVERNING DOCUMENTS PROPOSAL E.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

OTHER GOVERNING DOCUMENTS PROPOSAL F —
APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED CERTIFICATE OF INCORPORATION

Overview

Other Governing Documents Proposal F — vote on certain other changes in connection with (i) changing the post-Business Combination corporate name from “Spree Acquisition Corp. 1 Limited” to “WHC Worldwide, Inc.” (which is expected to occur upon the consummation of the Domestication in connection with the Business Combination), (ii) making New WHC’s corporate existence perpetual, (iii) electing for New WHC to be governed by Section 203 of the DGCL relating to business combinations with interested stockholders, and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Spree Board believes are necessary to adequately address the needs of New WHC after the Business Combination.

Our shareholders are also being asked to approve Other Governing Documents Proposal F, which is, in the judgment of our board of directors, necessary to adequately address the needs of New WHC after the Business Combination.

The Proposed Certificate of Incorporation will be further amended in connection with the Business Combination to provide that the name of the corporation will be “WHC Worldwide, Inc.” In addition, the Proposed Certificate of Incorporation will make New WHC’s corporate existence perpetual.

New WHC will be governed by Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless certain conditions are met. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203 unless it opts out in its original corporate charter or pursuant to a subsequent charter or by-law amendment approved by stockholders. By not including such an opt-out provision in the Proposed Certificate of Incorporation, New WHC will be subject to Section 203 of the DGCL.

The Proposed Certificate of Incorporation will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of our operations should we not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Governing Documents) because following the consummation of the Business Combination, New WHC will not be a blank check company.

Approval of each of the Other Governing Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the consummation of the Domestication, in the wholesale replacement of Spree’s Existing Governing Documents with New WHC’s Proposed Certificate of Incorporation.

While certain material changes between the Existing Governing Documents and the Proposed Certificate of Incorporation have been unbundled into distinct Other Governing Documents Proposals or otherwise identified in this Other Governing Documents Proposal F, there are other differences between the Existing Governing Documents and the Proposed Governing Documents (arising from, among other things, differences between Cayman Islands law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Other Governing Documents Proposal F. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Governing Documents of New WHC, attached hereto as Annex B-1 and Annex B-2, as well as the information set forth under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

Reasons for the Amendments

Corporate Name

Our board of directors believes that changing the post-business combination corporate name from “Spree Acquisition Corp. 1 Limited” to “WHC Worldwide, Inc.” is desirable to reflect the Business Combination with WHC and to clearly identify New WHC as the publicly traded entity.

Perpetual Existence

Our board of directors believes that making New WHC’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for New WHC following the Business Combination.

Business Combinations with Interested Stockholders

New WHC will be governed by Section 203 of the DGCL. Our board of directors believes that the provisions of Section 203 of the DGCL provide important protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, and will help to prevent a potential takeover by a third party acquiring “creeping control” of New WHC without paying a fair premium to all stockholders.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Certificate of Incorporation does not include the requirement to dissolve New WHC and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and our board of directors believes it is the most appropriate period for New WHC following the Business Combination. In addition, certain other provisions in our Existing Governing Documents require that proceeds from Spree’s initial public offering be held in the trust account until a business combination or liquidation of Spree has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Certificate of Incorporation.

Vote Required for Approval

The approval of Other Governing Documents Proposal F requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

As discussed above, a vote to approve Other Governing Documents Proposal F is separate and apart from a vote to approve the Charter Proposal. Accordingly, in order to ensure that the Proposed Certificate of Incorporation in the form set forth on Annex B-1 will take effect at consummation of the Business Combination and Domestication, approval of this proposal, along with the Charter Proposal and all other Condition Precedent Proposals, is required.

Proposed Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that certain other changes in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents as part of the Domestication (copies of which are attached to the proxy statement/prospectus as Annexes B-1 and B-2), including (i) changing the post-Business Combination corporate name from “Spree Acquisition Corp. 1 Limited” to “WHC Worldwide, Inc.” (which is expected to occur upon the consummation of the Domestication), (ii) making New WHC’s corporate existence perpetual, (iii) electing for New WHC to be governed by Section 203 of the DGCL relating to business combinations with interested stockholders, and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, be approved.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE OTHER GOVERNING DOCUMENTS PROPOSAL F.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL

Overview

Authority of Directors

Under the DGCL and the Proposed Certificate of Incorporation and Proposed by-Laws to be effective upon the closing of the Business Combination, the business and affairs of New WHC will be managed by, or under the direction of, its board of directors. New WHC’s board of directors may exercise all powers and may take all actions that are not specifically granted to its shareholders or to its executive management. New WHC’s Chief Executive Officer will be responsible for the day-to-day management of New WHC and WHC. The Chief Executive Officer will be appointed by, and serve at the discretion of, the New WHC board of directors, subject to the employment agreement to which he is party with New WHC or WHC. All other executive officers will be appointed by the New WHC board of directors, or, if the board delegates, by the CEO or any other officer of New WHC, and their respective terms of office, authorities and duties will be set by the board or, if delegated by the board, by the CEO or other officers, subject to the terms of any applicable employment or consulting agreements that New WHC or WHC may enter into with them.

Size and Composition of New WHC Board

Under Article 7 of the Proposed Certificate of Incorporation to be effective upon the closing of the Business Combination, the number of directors on the New WHC board of directors will initially be five and thereafter will be fixed exclusively by one or more resolutions adopted from time to time by the New WHC board. The board will be divided into three classes with staggered three-year terms. Each class of directors will consist, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual meeting of stockholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual meeting of stockholders following such election or re-election, unless such director is removed from office as described below. Therefore, beginning following the Business Combination, in each year, the term of office of only one class of directors will expire.

Annual Elections of Directors of New WHC

Following the initial election of the New WHC directors at the extraordinary general meeting, for all subsequent elections of directors at annual stockholder meetings of New WHC, under the DGCL and Section 2.9 of the Proposed By-Laws, New WHC’s directors will be elected by a plurality vote of holders of common stock participating and voting (in person or by proxy) together as a single class, with one vote per share. Holders of New WHC Class A Common Stock and New WHC Class X Common Stock will vote together as a single class on the election of directors, with such classes of shares initially entitled to one vote and five votes per share, respectively (following the 18-month anniversary of the Closing Date, each class of shares will be entitled to one vote per share).

Information Regarding Director Nominees

Pursuant to this Director Election Proposal, the following nominees to serve as the initial New WHC directors are being designated for service within the three classes of directors as follows:

•        the Class I directors will be            and            , and their term will expire at New WHC’s annual meeting of stockholders to be held in 2024;

•        the Class II directors, will be William M. George and            , and their term will expire at New WHC’s annual meeting of stockholders to be held in 2025; and

•        the Class III director will be            , and his term will expire at New WHC’s annual meeting of stockholders to be held in 2026.

We have provided biographical information with respect to each of the nominees for election as directors of New WHC pursuant to this Director Election Proposal in the section of the proxy statement/prospectus titled “Management Following the Business Combination” below.

Director Designation Rights

Under the Voting Agreement (described above under “Business Combination Proposal — Related Agreements — Voting Agreement”), the Sponsor and the WMG Holder agreed, among other things, upon effectiveness of the Business Combination, to vote all their Voting Interests (as defined therein) and take all necessary actions within their control to elect in connection with any meeting of the stockholders of New WHC (or written consent of the stockholders) with respect to the election of directors, and otherwise cooperate, such that (i) the WMG Holder will designate four individuals, two of whom will be Class I directors and two of whom will be Class II directors, of New WHC (each such designee has been identified above as a nominee for election as a Class I director or Class II director pursuant to this Director Election Proposal), and (ii) Sponsor will designate one individual to serve as a Class III director of New WHC (such designee has been identified above as a nominee for election as a Class III director pursuant to this Director Election Proposal).

The foregoing agreements under the Voting Agreement are subject to phase-out with respect to WMG Holder’s board designation rights if the WMG Holder and its affiliates beneficially own less than 15% of the total number of Voting Interests issued and outstanding but more than 5% of the total number of Voting Interests issued and outstanding. Furthermore, the foregoing agreements terminate in their entirety with respect to each of WMG Holder’s and the Sponsor’s board designation rights to the extent that he/it and his/its affiliates beneficially own less than 5% of the total number of Voting Interests issued and outstanding.

Chairman of the Board

The Proposed By-Laws to be effective upon the Domestication provide that the Chairman of the Board of New WHC will be appointed by the members of the New WHC board of directors from among them. Under the Voting Agreement, the Sponsor agreed that it will vote (or execute written consents) all Voting Interests (as defined therein) owned by it or over which it has voting control, and shall cooperate to vote and recommend to stockholders of New WHC, that William M. George shall concurrently serve as Chief Executive Officer and Chairman of the Board of New WHC for so long as he is so employed (or until he voluntarily withdraws his candidacy to serve as Chairman of the Board).

Removal of Directors and Filling of Board Vacancies

Under Article 7.3 of the Proposed Certificate of Incorporation to be effective upon the Domestication, a director may be removed only for cause, by the affirmative vote of the holders of at least 662/3% of the total voting power of the outstanding shares of capital stock of New WHC entitled to vote generally in the election of directors, voting together as a single class. Under Article 11 of the Proposed Certificate of Incorporation, the amendment of the foregoing provision regarding removal of a director (or any other provision of Article 7, which relates to the New WHC board of directors), requires the affirmative vote of at least 80% of the outstanding shares of capital stock of New WHC entitled to vote generally in the election of directors, voting together as a single class. Under Article 7.2 of the Proposed Certificate of Incorporation, vacancies on the New WHC board of directors may be filled solely by a vote of a simple majority of the directors then in office, even if less than a quorum of the Board, or by the sole remaining director, and not by the stockholders unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders. A director so appointed to fill a vacancy will hold office until the next annual meeting of stockholders at which the class of directors in respect of which the vacancy was created is subject to election.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Director Election Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Proposed Resolution

The full text of the resolution to be presented at the extraordinary general meeting pursuant to this Director Election Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the election of each of            and            as the initial Class I directors, William M. George and            as the initial Class II directors, and            as the initial Class III director, of New WHC upon consummation of the Domestication and the Business Combination, be, and hereby is, approved.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

NYSE PROPOSAL

Overview

At the extraordinary general meeting, our shareholders will consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of the New York Stock Exchange Listed Company Manual (the “NYSE Listed Company Manual”) Section 312.03, the issuance of shares of New WHC Class A Common Stock in connection with the Business Combination, to the extent such issuance would require a shareholder vote under NYSE Listed Company Manual Section 312.03 (such proposal, the “NYSE Proposal”).

Reasons for the Approval for Purposes of NYSE Listed Company Manual Section 312.03

Under the NYSE Listed Company Manual Section 312.03(c), a listed company is required to obtain shareholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, if (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock), or (ii) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. Collectively, the number of shares of New WHC Class A Common Stock to be issued in connection with the Business Combination to WHC unitholders (including approximately 1,500,000 New WHC Class A Common Stock potentially issuable under the Earnout Warrant) could be as many as approximately 18,760,138 shares, which is more than 20% of the Spree ordinary shares outstanding (or 20% of the shares of New WHC Class A Common Stock to be outstanding upon the Domestication).

In addition, NYSE Listed Company Manual Section 312.03(a) requires that a listed company obtain shareholder approval for the adoption of an equity compensation plan. In connection with the Business Combination, New WHC intends to adopt, and reserve shares of New WHC Class A Common Stock for issuance under, the 2022 Plan and 2023 Employee Stock Purchase Plan. For further details, see “Incentive Award Plan Proposal” and “The Employee Stock Purchase Plan Proposal.”

Additionally, under Section 312.03(d) of the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. If the Business Combination is consummated, there would be a change of control of New WHC because immediately after the Closing, the WHC members would own approximately 76.9% of the total voting power of New WHC, based on their ownership of shares of New WHC Class X Common Stock, which would entitle them to cast approximately 76.9% of the votes entitled to be cast by all holders of New WHC Common Stock (assuming no redemptions by Spree shareholders in connection with the Business Combination).

Additionally, pursuant to Section 312.03(b) of the NYSE Listed Company Manual, a NYSE-listed company is required to obtain shareholder approval when such company proposes to issue securities to a director, officer or substantial security holder, if the number of shares of common stock to be issued, or the number of shares of common stock into which the securities may be convertible or exercisable, exceeds 1% of the number of shares of common stock outstanding before the issuance. The NYSE Listed Company Manual defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a NYSE-listed company. As our Sponsor currently owns greater than 5% of Spree’s ordinary shares, the Sponsor is considered a substantial security holder of Spree (which will become New WHC) and Sponsor will be receiving New WHC Common Stock, or securities convertible into or exercisable for New WHC Common Stock, in an amount exceeding 1% of the number of Spree ordinary shares outstanding (or 1% of the shares of New WHC Class A Common Stock to be outstanding upon the Domestication).

In the event that this proposal is not approved by Spree shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by Spree shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New WHC Class A Common Stock pursuant to the Business Combination Agreement, Spree/New WHC will not issue such shares of New WHC Class A Common Stock.

Vote Required for Approval

The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The NYSE Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Proposed Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of New York Stock Exchange Listed Company Manual Section 312.03, the issuance of shares of New WHC Class A Common Stock pursuant to and/or following the Business Combination be approved.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE PROPOSAL.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

THE INCENTIVE AWARD PLAN PROPOSAL

Overview

We are seeking shareholder approval for the 2022 Plan. The 2022 Plan is being adopted in connection with the Business Combination Agreement and will become effective upon the date of approval by our shareholders (for purposes of description of the 2022 Plan, the “Effective Date”). The 2022 Plan, if approved by shareholders, will allow New WHC to provide equity awards as part of New WHC’s compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote the Company’s business and increased stockholder value. Both of the Boards of Spree and WHC and their respective compensation committees believe that long-term incentive compensation programs help align more closely the interests of management, employees and stockholders to create long-term stockholder value. Equity plans such as the 2022 Plan increase New WHC’s ability to achieve this objective and, by allowing for several different forms of long-term incentive awards, help New WHC to recruit, reward, motive, and retain talented personnel. Both of the Boards of Spree and WHC and their respective compensation committees believe that the approval of the 2022 Plan is essential to New WHC’s continued success, and in particular, New WHC’s ability to attract and retain outstanding and highly skilled individuals in the competitive labor markets in which New WHC will compete. Such awards also are crucial to New WHC’s ability to motivate employees to achieve its goals.

The following is a summary of the principal features of the 2022 Plan. This summary does not contain all of the terms and conditions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan as set forth in Annex C attached to this proxy statement/prospectus.

Principal Provisions of the 2022 Plan

Purpose.    The purpose of the 2022 Plan is to provide an additional incentive to selected employees, directors, and consultants of New WHC and its affiliates, whose contributions are essential to the growth and success of New WHC’s business, strengthen the commitment of those individuals to the New WHC and its affiliates, motivate those individuals to faithfully and diligently perform their responsibilities, and attract and retain competent and dedicated individuals whose efforts will result in the long-term growth and profitability of New WHC.

Eligibility.    Eligible participants include any (i) individual employed by New WHC or any of its affiliates; (ii) director of New WHC or any of its affiliates; or (iii) consultant of New WHC or any of its affiliates who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, in each case, only if selected by the Committee or its designee to participate in the 2022 Plan. As of December 31, 2022, WHC expected that there were approximately 505 persons who will be eligible to participate in the 2022 Plan, including approximately 500 employees, 5 directors, and no consultants or advisors.

Administration.    The 2022 Plan will be administered by the New WHC Board, or if the New WHC Board does not administer the 2022 Plan, a committee or subcommittee appointed by the Board (such administering body referred to herein, for purposes of this description of the 2022 Plan, the “Committee” which may include the Compensation Committee) that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (each of our board of directors or such committee or subcommittee, as applicable, the “Plan Administrator”). The Plan Administrator may interpret the 2022 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2022 Plan.

The 2022 Plan permits the Plan Administrator to, among other things, select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Grants.    All awards granted under the 2022 Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee.

Shares Available; Certain Limitations.    Under the 2022 Plan, 4,500,000 shares of New WHC Class A Common Stock are available for grant, any or all of which may be issued pursuant to the exercise of incentive stock options; provided that shares of New WHC Class A Common Stock issued under the 2022 Plan with respect to an Exempt Award will not count against the share limit. We use the term “Exempt Award” to mean (i) an award granted in the assumption of, or in substitution for, outstanding awards previously granted by another business entity acquired by us or any of our subsidiaries or with which we or any of our subsidiaries merges, or (ii) an award that a participant purchases at fair market value.

During any fiscal year of New WHC, no more than 20,000 shares of New WHC Class A Common Stock may be subject to awards granted to any director of New WHC who is eligible to receive an award solely due to service as a director of New WHC.

If any shares of New WHC Class A Common Stock subject to an award are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares to the participant, the shares with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the Plan; provided, however, that (i) any shares of New WHC Class A Common Stock reacquired by New WHC on the open market or otherwise using cash proceeds from the exercise of options, and (ii) any shares of New WHC Class A Common Stock surrendered or withheld as payment of either the exercise price of an award and/or withholding taxes in respect of an award will not again be available for awards under the Plan. If an award is denominated in shares of New WHC Class A Common Stock, but settled in cash, the number of shares of New WHC Class A Common Stock previously subject to the award will again be available for grant under the 2022 Plan. If an award can only be settled in cash, it will not be counted against the total number of shares of New WHC Class A Common Stock available for grant under the 2022 Plan. However, upon the exercise of any award granted in tandem with any other awards, such related awards will be cancelled as to the number of shares as to which the award is exercised and such number of shares of New WHC Class A Common Stock will no longer be available for grant under the 2022 Plan.

New shares of New WHC Class A Common Stock reserved for issuance under the 2022 Plan may be authorized but unissued shares of New WHC Class A Common Stock or shares of New WHC Class A Common Stock that will have been or may be reacquired by us in the open market, in private transactions or otherwise.

Restricted Stock and Restricted Stock Units.    Restricted stock and RSUs may be granted under the 2022 Plan subject to award agreements. The Plan Administrator will determine the purchase price, vesting schedule and performance goals, if any, and any other conditions that apply to a grant of restricted stock and RSUs. If the restrictions, performance goals or other conditions determined by the Plan Administrator are not satisfied, the restricted stock and RSUs will be forfeited. Subject to the provisions of the 2022 Plan and the applicable award agreement, the Plan Administrator has the sole discretion to provide for the lapse of restrictions in installments. The Plan Administrator may provide for the acceleration or waiver of restrictions based on criteria, including, without limitation, achievement of performance goals, the participant’s termination of service, death, or disability.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder; provided that any dividends will only be paid if and when the underlying restricted stock vests. Unless the applicable award agreement provides otherwise, a participant awarded an RSU will not have the rights of a stockholder and will be entitled to dividend equivalents that vest and are paid only if and when the related RSUs vest. The rights of participants granted restricted stock or RSUs upon the termination of employment or service to us will be set forth in the award agreement.

Options.    Incentive stock options and non-statutory stock options may be granted under the 2022 Plan. An “incentive stock option” means an option intended to qualify for tax treatment applicable to incentive stock options under Section 422 of the Internal Revenue Code. A “non-statutory stock option” is an option that is not subject to statutory requirements and limitations required for certain tax advantages that are allowed under specific provisions of the Internal Revenue Code. A non-statutory stock option under the 2022 Plan is referred to for federal income tax purposes as a “non-qualified” stock option. Each option granted under the Plan will be designated as a non-qualified stock option or an incentive stock option. Incentive stock options may be granted only to our employees, employees of our “parent corporation” (as such term is defined in Section 424(e) of the Code) or employees of our subsidiaries.

The exercise period of an option may not exceed ten years from the date of grant (five years in the case of incentive stock options granted to ten percent stockholders) and the exercise price may not be less than 100% of the fair market value of a share of New WHC Class A Common Stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to ten percent stockholders). The exercise price for shares of New WHC Class A Common Stock subject to an option may be paid in cash, or as determined by the Plan Administrator in its sole discretion, (i) through any cashless exercise procedure approved by the Plan Administrator (including the withholding of shares of New WHC Class A Common Stock otherwise issuable upon exercise), (ii) by tendering unrestricted shares of New WHC Class A Common Stock owned by the participant, (iii) with any other form of consideration approved by the Plan Administrator and permitted by applicable law, or (iv) by any combination of these methods. The option holder will have no rights to dividends or distributions or other rights of a stockholder with respect to the shares of New WHC Class A Common Stock subject to an option until the option holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant’s termination of employment for any reason other than death, disability or cause, as such terms are defined in the participant’s employment agreement or, otherwise, as such terms are defined in the Plan, the portion of such participant’s options that is not vested and exercisable as of the termination date will not continue to vest and will immediately terminate, and the portion of such options that are vested and exercisable as of the termination date will terminate on the earlier of (i) the expiration of the term of such options (as provided in the applicable award agreement), and (ii) 90 days after the participant’s termination date. In the event of a participant’s termination due to death or disability, the portion of such participant’s options that is not vested and exercisable as of the termination date will not continue to vest and will immediately terminate, and the portion of such options that are vested and exercisable as of the termination date will terminate on the earlier of (x) the expiration of the term of such options (as provided in the applicable award agreement); and (y) the date that is 12 months after the participant’s termination date. In the event of a participant’s termination for cause, or if after such termination, the Plan Administrator determines that cause existed before such termination, such participant’s options will not continue to vest, and will terminate as of the participant’s termination date, whether or not previously vested.

Stock Appreciation Rights.    SARs may be granted either alone (a “free-standing SAR”) or in conjunction with all or part of any option granted under the 2022 Plan (a “tandem SAR”). A free-standing SAR will entitle its holder to receive, at the time of exercise, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of New WHC Class A Common Stock over the base price of the free-standing SAR (which shall be no less than 100% of the fair market value of the related shares of New WHC Class A Common Stock on the date of grant) multiplied by the number of shares in respect of which the SAR is being exercised. A tandem SAR will entitle its holder to receive, at the time of exercise of the SAR and surrender of the applicable portion of the related option, cash or a number of shares with a value equal to the excess of the fair market value (at the date of exercise) of a share of New WHC Class A Common Stock over the exercise price of the related option multiplied by the number of shares in respect of which the SAR is being exercised. The exercise period of a free-standing SAR may not exceed ten years from the date of grant. The exercise period of a tandem SAR will also expire upon the expiration of its related option. Upon exercise, the Plan Administrator may settle the SAR in cash, shares of New WHC Class A Common Stock, or a combination of cash and such stock.

The holder of a SAR will have no rights to dividends or any other rights of a stockholder with respect to the shares of New WHC Class A Common Stock subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant’s termination of employment for any reason other than death, disability or cause, the portion of such participant’s SARs that is not vested and exercisable as of the termination date will not continue to vest and will immediately terminate, and the portion of such SARs that is vested and exercisable as of the termination date will terminate on the earlier of (i) the expiration of the term of such SARs (as provided in the applicable award agreement), and (ii) 90 days after the participant’s termination date. In the event of a participant’s termination due to death or disability, the portion of such participant’s SARs that is not vested and exercisable as of the termination date will not continue to vest and will immediately terminate, and the portion of such SARs that is vested and exercisable as of the termination date will terminate on the earlier of (x) the expiration of the term of such SARs (as provided in the applicable award agreement); and (y) the date that is 12 months after the participant’s termination date. In the event of a participant’s termination for cause, or if after such termination, the Plan Administrator determines that cause existed before such termination, such participant’s SARs will not continue to vest, and will terminate as of the participant’s termination date, whether or not previously vested.

Other Stock-Based Awards.    The Plan Administrator may grant other stock-based awards under the 2022 Plan, valued in whole or in part by reference to, or otherwise based on, shares of New WHC Class A Common Stock. The Plan Administrator will determine the terms and conditions of these awards, including the number of shares of New WHC Class A Common Stock to be granted pursuant to each award, the manner in which the award will be settled, and the conditions to the vesting and payment of the award (including the achievement of performance goals). The rights of participants granted other stock-based awards upon the termination of employment or service to us will be set forth in the applicable award agreement. In the event that a bonus is granted in the form of shares of New WHC Class A Common Stock, the shares of New WHC Class A Common Stock constituting such bonus shall, as determined by the Plan Administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such bonus is payable. Any dividend or dividend equivalent award will be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying award.

Equitable Adjustments.    In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of common shares, cash or other property), combination, exchange of shares, or other change in corporate structure affecting our New WHC Class A Common Stock, an equitable substitution or proportionate adjustment will be made to (i) the aggregate number and kind of securities reserved for issuance under the 2022 Plan, (ii) the kind and number of securities subject to, and the exercise price of, any outstanding options and SARs granted under the 2022 Plan, (iii) the kind, number and purchase price of shares of New WHC Class A Common Stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs and other stock-based awards granted under the 2022 Plan and (iv) the terms and conditions of any outstanding awards (including any applicable performance targets). Equitable substitutions or adjustments other than those listed above may also be made as determined by the Plan Administrator. In addition, subject to any requirements of Section 409A of the Code, the Plan Administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of New WHC Class A Common Stock, cash or other property covered by such awards over the aggregate exercise price, if any, of such awards, but if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of New WHC Class A Common Stock, cash or other property covered by such award, the Plan Administrator may cancel the award without the payment of any consideration to the participant. With respect to awards subject to foreign laws, adjustments will be made in compliance with applicable requirements. Except to the extent determined by the Plan Administrator, adjustments to incentive stock options will be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code.

Change in Control.    The 2022 Plan provides that, unless otherwise determined by the Plan Administrator and evidenced in an award agreement, if a “change in control” (as defined below) occurs and a participant is employed by us or any of our affiliates immediately prior to the consummation of the change in control, then the Plan Administrator, in its sole and absolute discretion, may (i) provide that any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable, (ii) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award granted under the 2022 Plan to lapse and the awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at target performance levels; (iii) provide for the purchase of awards for the excess, if any, of the per share consideration paid in connection with a change in control over the exercise price of the award (or cancellation for no consideration if there is no excess); and/or (iv) provide for the assumption and continuation of the awards or substitutions of new rights for the awards, which substitution will be determined by the Plan Administrator consistent with restrictions to which the substituted awards were subject to. If the Plan Administrator in its discretion accelerates the vesting of options and SARs in connection with a change in control, it may provide that all outstanding and unexercised options and SARs expire upon the consummation of such change in control.

For purposes of the 2022 Plan, a “change in control” means, in summary, the first of the following events to occur after the Effective Date of the 2022 Plan: (i) a person or entity becomes the beneficial owner of greater than 50% of the New WHC voting power; (ii) an unapproved change in the majority membership of the New WHC Board; (iii) a merger or consolidation of us or any of our subsidiaries, other than (A) a merger or consolidation that results in our voting securities (in combination with any securities held by our or an affiliate’s employee benefit plan) continuing to represent 50% or more of the combined voting power of the surviving entity or its parent and the New WHC Board immediately prior to the merger or consolidation continuing to represent at least a majority of the New WHC Board of the surviving entity or its parent or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the beneficial owner of our voting securities representing more than 50% of our combined voting power; or (iv) stockholder approval of a plan of our complete liquidation or dissolution or the consummation of an agreement for the sale or disposition of substantially all of our assets, other than (A) a sale or disposition to an entity, more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale or (B) a sale or disposition to an entity controlled by the New WHC Board. However, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which our stockholders, immediately prior thereto, hold immediately afterward the same proportionate equity interests in the entity that owns all or substantially all of our assets.

Tax Withholding.    No later than the date an award under the 2022 Plan becomes includible in a participant’s income, the participant must make arrangements satisfactory to the Plan Administrator for payment of up to the maximum statutory tax rates in the applicable jurisdiction, as determined by us. We have the right, to the extent permitted by applicable law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the Plan Administrator’s approval, the participant may satisfy the foregoing requirement by electing to have us withhold from delivery of shares of common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by applicable law, to satisfy our withholding obligation with respect to any award.

Amendment and Termination of the 2022 Plan.    The 2022 Plan provides the New WHC Board with authority to amend, alter or terminate the 2022 Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The Plan Administrator may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law. The 2022 Plan will no longer be available for the granting awards on the tenth anniversary of the Effective Date (although awards granted before that time will remain outstanding in accordance with their terms).

Clawback.    If we are required to prepare a financial restatement due to material non-compliance with any financial reporting requirement, then the Plan Administrator may require any Section 16 officer to repay or forfeit to us that part of the cash or equity incentive compensation received by that Section 16 officer during the preceding three years that the Plan Administrator determines was in excess of the amount that such Section 16 officer would have received had such cash or equity incentive compensation been calculated based on the financial results reported in the restated financial statement. The Plan Administrator may take into account any factors it deems reasonable in determining whether to seek recoupment of previously paid cash or equity incentive compensation and how much of such compensation to recoup from each Section 16 officer (which need not be the same amount or proportion for each Section 16 officer). The amount and form of the incentive compensation to be recouped shall be determined by the administrator in its sole and absolute discretion. In addition, cash or equity compensation paid under any award granted under the 2022 Plan is subject to recovery (i) as may be required under applicable law, government regulation, or stock exchange listing requirements (or any policy adopted by New WHC, in its discretion, including, without limitation, pursuant to any such law, government regulation or stock exchange listing requirement), or (ii) as provided for in the applicable award agreement.

Federal Income Tax Consequences

The federal income tax consequences of the issuance and exercise or settlement of awards under the 2022 Plan are as described below. The following information is only a summary of the tax consequences of the awards. This summary does not address all aspects of U.S. federal taxation that may be relevant to a particular participant in light of their personal circumstances. Participants should consult with their own tax advisors with respect to the tax consequences inherent in the ownership and exercise of the awards, and the ownership and disposition of any underlying securities. The federal income tax consequences described below may vary with the types of grants made, the identity of the recipients, and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible “golden parachute” excise taxes) or taxes imposed under state, local, or foreign tax laws. Tax laws are subject to change. Generally, all amounts taxable as ordinary income to participants under the 2022 Plan in respect of awards are expected to be deductible by the Company as compensation at the same time the participant recognizes the ordinary income, subject to the limitations of Section 162(m) of the Code, which denies deductions to publicly held corporations for compensation paid to certain executives that exceeds $1,000,000. Section 409A of the Code imposes requirements on nonqualified deferred compensation, which, if not met, can result in taxation of an award upon vesting and a 20% penalty tax for the participant. Certain awards under the 2022 Plan may be subject to Section 409A of the Code, while others are exempt. If an award is subject to Section 409A of the Code and a violation occurs, the compensation is includible in income when no longer subject to a substantial risk of forfeiture and the participant may be subject to a 20% penalty tax and, in some cases, interest penalties. The 2022 Plan and awards granted under the 2022 Plan are intended to be exempt from or conform to the requirements of Section 409A of the Code.

Stock Options and Stock Appreciation Rights.    Upon exercise of a nonstatutory stock option, the excess of the fair market value of the stock at the date of exercise over the exercise price is taxable to a participant as ordinary income. Similarly, upon exercise of a SAR, the value of the shares or cash received is taxable to the participant as ordinary income. Upon exercise of an ISO, the participant will not have taxable income, except that alternative minimum tax may apply. When there is a disposition of the shares subject to the ISO, provided that such disposition occurs at least two years after the date of ISO grant and at least one year after the date of exercise, the difference, if any, between the sale price of the shares and the exercise price of the stock option, is treated as long-term capital gain or loss. If the participant does not satisfy these holding period requirements, a “disqualifying disposition” occurs, and the participant will recognize ordinary income in the year of the disposition in an amount equal to the excess of the fair market value of the shares at the time the stock option was exercised over the exercise price of the stock option. In that case, any gain realized in excess of the fair market value at the time of exercise will be short or long-term capital gain, depending on whether the shares were sold more than one year after the stock option was exercised.

Restricted Stock.    Generally, unvested shares of restricted stock received under the 2022 Plan and any related dividends will be considered subject to a substantial risk of forfeiture for U.S. federal income tax purposes. If a participant who receives such shares of restricted stock does not make the election described below, the participant realizes no taxable income upon the receipt of shares of restricted stock. When the forfeiture restrictions with respect to the restricted stock and any related dividends lapse, the participant will realize ordinary income equal to the fair market value of the shares and any related dividends at that time. A participant’s tax basis in shares of restricted stock will be equal to their fair market value when the forfeiture restrictions lapse, and the participant’s holding period for the shares will begin when the forfeiture restrictions lapse. Upon sale of the shares, the participant will realize short-term or long-term capital gain or loss, depending upon whether the shares have been held for more than one year at the time of sale. Such gain or loss will be equal to the difference between the amount realized upon the sale of the shares and the tax basis of the shares in the participant’s hands.

Participants receiving shares of restricted stock may make an election under Section 83(b) of the Code with respect to the shares. By making a Section 83(b) election, the participant elects to realize compensation income with respect to the shares when the shares are received rather than at the time the forfeiture restrictions lapse. The amount of such compensation income will be equal to the fair market value of the shares when the participant receives them (valued without taking the restrictions into account). By making a Section 83(b) election, the participant will realize no additional compensation income with respect to the shares when the forfeiture restrictions lapse and will instead recognize gain or loss with respect to the shares when they are sold. The participant’s tax basis in the shares with respect to which a Section 83(b) election is made will be equal to their fair market value when received by the participant, and the participant’s holding period for such shares begins at that time. If, however, the shares are subsequently forfeited, the participant will not be entitled to claim a loss with respect to the shares to the extent of the income realized by the participant upon the making of the Section 83(b) election. To make a Section 83(b) election, a participant must file an appropriate form of election with the IRS and with their employer, each within 30 days after shares of restricted stock are received.

Restricted Stock Units.    When shares of common stock or cash with respect to RSU awards (including PRSUs) and any associated dividend equivalents are delivered to the participant, the value of the shares or cash is taxable to the participant as ordinary income.

Other Stock-Based Awards and Performance Awards.    The taxation of other stock-based awards and performance awards will depend upon the design of such awards.

Equity Compensation Plan Information

As of December 31, 2022, Spree had no equity compensation plans or outstanding equity awards.

New Plan Benefits

If the 2022 Plan is approved by shareholders, we expect that restricted stock unit (RSU) and stock option grants will be made on or about sixty days following the Closing, once New WHC registers the securities being offered under the 2022 Plan on a Form S-8. The vesting terms for the grants will be determined by the New WHC compensation committee at that time. In the event that we make additional new hires over the coming months, we expect that such individuals will receive grants under the 2022 Plan.

New Plan Benefits Table

WHC Worldwide, Inc. 2022 Incentive Equity Plan

Restricted Stock Units

Name and Position	Dollar Value ($)*
[GRANTEE]	[AMOUNT]

Stock Options

Name and Position	Dollar Value ($)*
[GRANTEE]	[AMOUNT]

____________

*        The intended dollar value of each grant is shown in the tables above. The number of shares subject to each grant will not be ascertainable until the date of grant, as it will depend on the fair market value of New WHC Class A Common Stock at such time.

Proposed Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the WHC Worldwide, Inc. 2022 Incentive Equity Plan, a copy of which is attached to the proxy statement/prospectus as Annex C, be adopted and approved.”

Vote Required for Approval

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Incentive Award Plan Proposal is conditioned on the approval and adoption of each of the Condition Precedent Proposals.

Recommendation of the Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Spree’s directors or executive officers may result in a conflict of interest on the part of such director(s) or executive officer(s) between what he, she or they may believe is in the best interests of Spree and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s directors and executive officers may have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

We are seeking shareholder approval for the WHC Worldwide, Inc. 2023 Employee Stock Purchase Plan, or the “ESPP.” The ESPP is being adopted in connection with the Business Combination and will become effective upon the Closing, but the first offering period will commence at a later date determined by the administrator of the ESPP. The ESPP provides a significant incentive to eligible employees by providing them with an opportunity to purchase New WHC Class A Common Stock at a discount through accumulated contributions of their earned compensation. The Board of Spree and its compensation committee and WHC believe that an employee stock purchase plan will be an important factor in attracting, motivating, and retaining qualified personnel who are essential to our success. Our board of directors has approved the ESPP, subject to the approval of our shareholders. If our shareholders do not approve the ESPP, New WHC may not be able to offer competitive compensation to existing employees and qualified candidates, which could prevent New WHC from successfully attracting and retaining highly skilled employees.

The ESPP’s initial share reserve which we are asking our shareholders to approve is 1,500,000 shares of New WHC Class A Common Stock. Following the ESPP’s effectiveness, offering periods will not commence under the ESPP until determined by the New WHC Board or its compensation committee.

Summary of the 2023 Employee Stock Purchase Plan

The following is a summary of the principal features of the ESPP and its operation. This summary does not contain all of the terms and conditions of the ESPP and is qualified in its entirety by reference to the ESPP set forth as Annex D attached to this proxy statement/prospectus.

The ESPP provides our employees and employees of participating subsidiaries with an opportunity to acquire a proprietary interest in our Company through the purchase of new WHC Class A Common Stock. With respect to its employees in the United States, the ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, or Code, and the ESPP is interpreted in a manner that is consistent with that intent. However, in order to ensure our employees located in jurisdictions other than the United States may receive similar benefits under the ESPP, the administrator of the ESPP (the “ESPP Administrator”) may, in its sole discretion, establish subplans to the ESPP that may not qualify under Section 423 of the Code.

Administration.    Our ESPP Administrator is the Compensation Committee (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan), which has the authority to, among other things, (a) determine when and how rights to purchase New WHC Class A Common Stock shall be granted and the provisions of each offering of such rights, (b) designate which subsidiaries of the Company will participate in the ESPP, (c) impose mandatory holding periods, (d) construe and interpret the ESPP and rights granted under it, and establish rules and regulations for its administration, and (e) adopt sub-plans applicable to particular participating subsidiaries or locations, which may be designed to be outside the scope of Section 423 of the Code, and special rules applicable to participating subsidiaries or particular locations.

The ESPP Administrator may provide that any participants may elect to participate through contributions to the participant’s account under the Plan in a form acceptable to the ESPP Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any offering under the Section 423 Component, the ESPP Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution. The ESPP Administrator may also adjust the frequency with which a participant may elect to change his or her rate of payroll deductions. The ESPP Administrator may delegate some or all of its authority to the extent permitted by law to one or more committees or subcommittees of our board of directors.

Shares Reserved.    The maximum number of shares of New WHC Class A Common Stock that will be available for issuance under the ESPP will be 1,500,000.

Eligibility.    For each offering, the ESPP Administrator will designate the employees of WHC or a participating subsidiary who are eligible to participate in the ESPP and establish service requirements, both consistent with Section 423 of the Code. No otherwise eligible employee will be allowed to participate in an offering to the extent it would result in the employee owning 5% or more of the total combined voting power or value of all classes of New WHC and our subsidiaries’ stock or if such grant would permit the employee to purchase our and our subsidiaries’ stock at a rate that exceeds $25,000 of the fair market value of the stock for each calendar year in which such option is outstanding at any time. The Committee may also determine additional employees to participate in sub-plans that are not subject to Section 423 of the Code.

Offering Periods.    The ESPP Administrator will determine the start and end date of the “Offering Periods” for the grant of rights to purchase New WHC Class A Common Stock under the ESPP, and the terms and conditions applicable to each Offering Period will be set forth in an “Offering Document.”

Participation.    Participation in the ESPP is voluntary. Eligible employees may elect to participate in the ESPP by properly completing and submitting an enrollment form The enrollment form authorizes payroll deductions from the employee’s pay for each pay date during the Offering Period in an amount equal to between 1% and 15% of pay (unless the ESPP Administrator specifies a different maximum percentage).

Unless the ESPP Administrator determines otherwise for an offering, participants may decrease (but not increase) their rate of payroll deductions only once during an Offering Period by submitting a new enrollment form, and any such change or suspension of payroll deductions will be effective with the first full payroll period following ten business days after New WHC receives the new enrollment form. In non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the ESPP Administrator may allow an eligible employee to participate through contributions in a form acceptable to the ESPP Administrator in lieu of or in addition to payroll deductions, subject to certain conditions.

An eligible employee’s completion of an enrollment form will enroll the employee in each subsequent Offering Period unless the participant (i) submits a new enrollment form, (ii) withdraws from the ESPP or (iii) becomes ineligible to participate in the ESPP.

Grant and Exercise of Options.    Each eligible employee will be granted, on the enrollment date of each Offering Period, an option to purchase a number of shares of New WHC Class A Common Stock equal to (a) the participant’s payroll deductions accumulated prior to such purchase date and retained in the participant’s account, divided by (b) the applicable purchase price (rounded down to the nearest share). The purchase price for the Offering Period will be specified in the Offering Document, but in the absence of a specified purchase price in the Offering Document, the purchase price will be 85% of the lesser of the fair market value of a share on the purchase date or the fair market value of a share on the enrollment date (and in no event may the purchase price be lower than this default price). On each purchase date, each eligible employee’s payroll deductions and any other additional permitted payments will be applied to the purchase of whole shares, up to the maximum number of shares permitted under the ESPP and the Offering Document at the purchase price specified in the Offering Document. Any cash in lieu of fractional shares remaining after the purchase will be credited to the participant’s account and carried forward and applied toward the purchase of whole shares for the next following Offering Period, subject to certain conditions.

Withdrawal.    Participants may withdraw from an offering no later than one week prior to the end of the Offering Period by giving written notice to the New WHC. All of the payroll deductions credited to the withdrawing participant’s account will be paid to the participant as soon as reasonably practicable after the ESPP Administrator receives the notice and the participant’s rights for the offering period automatically terminate.

Termination of Employment; Change in Employment Status; Transfer of Employment.    If a participant becomes ineligible to participate in the ESPP, they will be deemed to have withdrawn and the payroll deductions or other contributions credited to the participant’s account will be paid to the participant as soon as reasonably practicable, and such participant’s rights for the Offering Period will automatically terminate. Special rules apply when a participant transfers from New WHC or a subsidiary participating in the Section 423 component of the ESPP to any subsidiary participating in a non-Section 423 component of the ESPP, or vice versa.

Over-subscribed Offerings.    If the ESPP Administrator determines that, on a given purchase date, the number of shares subject to ESPP purchase rights may exceed the number of shares that were available either for issuance under the ESPP on the enrollment date for the offering period, or for issuance under the ESPP on the purchase date, the ESPP Administrator may make a pro rata allocation of the shares on the enrollment or purchase date, as applicable, in as uniform a manner as practicable and as it determines in its sole discretion to be equitable among the employees whose purchase rights are to be exercised.

Adjustments Upon Changes in Capitalization.    If the ESPP Administrator determines that any dividend or other distribution, change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of New WHC assets, or sale or exchange of New WHC shares or other securities, issuance of warrants or other rights to purchase New WHC shares or other securities, or other similar corporate transaction or event affects the New WHC shares and determines that an adjustment is appropriate to prevent dilution or enlargement of the benefits that New WHC intends to provide under the ESPP, the ESPP Administrator will make an equitable adjustment to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the ESPP and in any offering period; (b) the class and number of shares and price per share subject to outstanding rights; and (c) the purchase price with respect to any outstanding rights.

If one of these changes in capitalization occurs, the ESPP Administrator may provide that outstanding rights be (i) assumed by a successor or survivor corporation or that rights in the successor or survivor corporations be substituted for the outstanding rights, with appropriate adjustments to the number of shares and purchase price, (ii) cancelled and an amount paid to the holder equal the amount that would have been received if the right were exercised, (iii) exercised on a date in advance of the end of the offering period, or (iv) terminated.

Amendment and Termination.    The ESPP Administrator may amend, suspend or terminate the ESPP at any time. However, the approval of the New WHC’s stockholders will be required to amend the ESPP to: (a) increase the aggregate number, or change the type, of shares that may be sold; or (b) change the corporations or classes of corporations whose employees may be granted rights.

Federal Income Tax Consequences

The federal income tax consequences of participation in the ESPP are as described below. The following information is only a summary of the tax consequences of participation in the ESPP. This summary does not address all aspects of U.S. federal taxation that may be relevant to a particular participant in light of his or her personal circumstances. Participants should consult with their own tax advisors with respect to the tax consequences of participation in the ESPP. The summary does not address the effects of taxes imposed under state, local, or foreign tax laws. Tax laws are subject to change.

Amounts deducted from a participant’s pay under the ESPP are part of a participant’s regular compensation and remain subject to federal, state and local income and employment taxes. The purchase of shares under the ESPP is not a taxable event. Instead, a participant will become subject to tax upon the sale or other disposition of the shares. The rules for determining the amount and character of the income are summarized below.

Generally, to meet the requirements for beneficial tax treatment under Section 423 of the Code, a participant must not dispose of shares acquired under the ESPP until the later of (1) one year after the date such shares were purchased, or (2) two years after the start of the applicable offering period. If the participant disposes of the shares after this required holding period, the participant will recognize ordinary income at the time of disposition equal to the lesser of: (1) the purchase price discount determined as of the start of the offering period, and (2) the excess of the price realized upon disposition of the shares over the price paid. The sum of this ordinary income and the purchase price paid for the shares is the participant’s “basis” in the shares; any amount realized upon disposition in excess of the participant’s basis in the shares will be taxable as long term capital gain.

If the participant disposes of the shares before the expiration of the required holding period, the participant must include as ordinary income at the time of disposition the difference between the price paid for the shares and the fair market value of the shares at the time of purchase. This amount must be reported as ordinary income even if the participant made no profit or realized a loss on the sale of the shares or gave them away as a gift. Any additional gain (or loss) on the sale of the shares is taxable as either long-term or short-term capital gain (or loss), as the case may be. Different rules apply in the case of the participant’s death during the offering period and while still employed, or prior to selling shares acquired under the ESPP.

New WHC will not be entitled to a deduction with respect to shares purchased under the ESPP and for which the required holding period is satisfied. If the required holding period is not satisfied, New WHC will be entitled to a tax deduction equal to the ordinary income recognized by the participant.

New Plan Benefits

We cannot determine the benefits or amounts that will be received or allocated to certain groups of our employees because benefits under the ESPP depend on employees’ elections to participate and the fair market value of shares of common stock at various future dates. However, non-employee directors would not receive any amount or benefit pursuant to the ESPP, because non-employee directors are not eligible to participate in the ESPP.

Proposed Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the WHC Worldwide, Inc. 2023 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex D, be adopted and approved.”

Vote Required for Approval

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Recommendation of the Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Spree’s executive officers may result in a conflict of interest on the part of such executive officer(s) between what he, she or they may believe is in the best interests of Spree and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s executive officers may have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the Spree Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates (i) to solicit additional proxies if there are not sufficient votes to constitute the Spree shareholder approval; (ii) due to the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Spree (or WHC) has reasonably determined in good faith, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the pre-Closing Spree shareholders prior to the extraordinary general shareholders meeting, or (iv) if the holders of Spree Class A ordinary shares prior to the Closing have elected to redeem a number of Spree Class A ordinary shares as of such time that would reasonably be expected to result in a Closing condition to not be satisfied. See “Business Combination Proposal — The Business Combination Agreement.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the Spree Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Adjournment Proposal is not conditioned on any other proposal.

Proposed Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to Spree Acquisition Corp. 1 Limited shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient Spree Acquisition Corp. 1 Limited ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from Spree Acquisition Corp. 1 Limited shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if Spree Acquisition Corp. 1 Limited shareholders redeem an amount of public shares such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by Spree Acquisition Corp. 1 Limited from the trust account in connection with the Business Combination, together with aggregate gross proceeds from the PIPE Financing, equal no less than $50 million after deducting any amounts paid to Spree Acquisition Corp. 1 Limited shareholders that exercise their redemption rights in connection with the Business Combination and after payment of certain expenses would not be satisfied, at the extraordinary general meeting be approved.”

Recommendation of the Spree Board

THE SPREE BOARD UNANIMOUSLY RECOMMENDS THAT SPREE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Spree’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Spree and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spree’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Spree’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to holders of our public shares (other than our Sponsor or any of its affiliates) as a consequence of the (i) Domestication, (ii) exercise of redemption rights and (iii) ownership and disposition of shares of New WHC Class A Common Stock and New WHC Warrants after the Domestication. This section applies only to holders that hold their public shares and public warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        S corporations;

•        taxpayers that are subject to the mark-to-market accounting rules;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own 5% or more of our voting shares or 5% or more of the total value of all classes of our shares (except as specifically addressed below);

•        persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•        U.S. Holders (as described below) whose functional currency is not the U.S. dollar;

•        controlled foreign corporations, within the meaning of section 957 of the Code (“CFCs”);

•        persons who purchase stock in New WHC as part of the PIPE Financing;

•        accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code; or

•        PFICs.

This discussion is based on current U.S. federal income tax law, which is subject to change, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or alternative minimum taxes, or state, local or non-U.S. tax laws. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in WHC prior to the Business Combination, including holders of our public shares or public warrants that also hold, directly or indirectly, equity interests in WHC. With respect to the consequences of holding shares of New WHC Class A Common Stock and New WHC Warrants, this discussion is limited to holders who acquire such shares of New WHC Class A Common Stock and New WHC Warrants in connection with the Domestication. We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consideration described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

This discussion does not consider the U.S. federal income tax treatment of partnerships or other pass-through entities or arrangements or persons who hold our securities through such entities or arrangements. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our public shares, public warrants, New WHC Class A Common Stock or New WHC Warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding our public shares, we urge you to consult your tax advisor.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS AND OWNERSHIP AND DISPOSITION OF SHARES OF NEW WHC CLASS A COMMON STOCK.

U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of our public shares or public warrants or New WHC Class A Common Stock or New WHC Warrants, as applicable, that is, for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication on U.S. Holders

The discussion under this heading “— Effects of the Domestication on U.S. Holders” constitutes the opinion of Greenberg Traurig, LLP, United States tax counsel to Spree, insofar as it discusses the material U.S. federal income tax considerations applicable to U.S. Holders of public shares (that do not exercise their redemption rights) as a result of the Domestication, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus is a part, as well as representations of Spree.

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, changing our name to “WHC Worldwide, Inc.”

The Domestication should qualify as an F Reorganization. However, due to the absence of direct guidance on the statutory conversion of a corporation holding only investment-type assets such as Spree, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of public shares generally will not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided under “— Effects of Section 367(b) on U.S. Holders” and “— PFIC Considerations,” and the Domestication will be treated for U.S. federal income tax purposes as if Spree (i) transferred all of its assets and liabilities to New WHC in exchange for all of the outstanding common stock and warrants of New WHC; and then (ii) distributed the common stock and warrants of New WHC to the shareholders of Spree in liquidation of Spree. If this treatment applies, the taxable year of Spree will be deemed to end on the date of the Domestication.

Furthermore, again assuming the Domestication qualifies as an F Reorganization, subject to the PFIC rules discussed below: (i) a U.S. holder’s tax basis in a share of New WHC Class A Common Stock or New WHC Warrant received by the U.S. Holder in the Domestication will generally be the same as its tax basis in the public share or public warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a share of New WHC Class A Common Stock or New WHC Warrant will include such U.S. Holder’s holding period for the public share or public warrant surrendered in exchange therefor.

If the Domestication fails to qualify as an F reorganization, subject to the PFIC rules discussed below, a U.S. Holder generally would recognize gain or loss with respect to a public share or a public warrant in an amount equal to the difference, if any, between the fair market value of the corresponding share of New WHC Class A Common Stock or New WHC Warrant received in the Domestication and the U.S. Holder’s adjusted tax basis in its public share or public warrant surrendered in exchange therefor. In such event, such U.S. Holder’s basis in the share of New WHC Class A Common Stock or New WHC Warrant would be equal to the fair market value of such share or warrant on the date of the Domestication and such U.S. Holder’s holding period for such share of New WHC Class A Common Stock or New WHC Warrant would begin on the day following the Domestication.

U.S. Holders that do not exercise redemption rights with respect to their public shares will be subject to the potential tax consequences of the Domestication. All U.S. Holders that do not exercise their redemption rights prior to the Domestication with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to such U.S. Holders of the Domestication in their particular circumstances.

Effects of Section 367(b) on U.S. Holders

Section 367(b) of the Code applies to certain transactions involving foreign corporations, including an inbound domestication of a foreign corporation in an F Reorganization. Section 367(b) of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise qualify as a tax-deferred “reorganization” within the meaning of Section 368 of the Code. Assuming the Domestication qualifies as an F organization, Section 367(b) of the Code will apply to U.S. Holders on the date of the Domestication (other than U.S. Holders that exercise redemption rights before the Domestication with respect to their public shares) to the extent provided under certain tests in the Treasury Regulations, which are described in further detail in the following sections of this disclosure. The remainder of this discussion under “U.S. Federal Income Tax Considerations” assumes that the Domestication qualifies as an F organization.

Because of the inherently factual nature of these tests, and the fact that they are generally applied based on the relevant facts at the time of the completion of the Domestication, Greenberg Traurig, LLP is unable to opine on the application of Section 367(b) of the Code to any particular U.S. Holder on the receipt of New WHC Class A Common Stock or New WHC Warrants in exchange for public shares or public warrants in the Domestication.

A. U.S. Holders That Hold 10% or More of Spree

A U.S. Holder who on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the public shares it owns, within the meaning of Treasury Regulations under Section 367(b) of the Code. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its public shares is the net positive earnings and profits of Spree (as determined under Treasury Regulations under Section 367 of the Code) that are attributable to such public shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such public shares. Treasury Regulations under Section 367 of the Code provide that the earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code and the Treasury Regulations thereunder. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in the Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s untaxed earnings and profits generated during the period the foreign corporation was treated as a CFC and the shareholder held the block of stock.

Spree does not expect to have significant, cumulative earnings and profits through the date of the Domestication. If Spree’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its public shares. If Spree’s cumulative net earnings and profits are greater than zero through the date of the Domestication, a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulations under Section 367(b) of the Code as a result of the Domestication. Any such 10% U.S. Shareholder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend as a result of the application of Section 245A of the Code. Such U.S. Holders that are corporate shareholders should consult their own tax advisors as to the applicability of Section 245A of the Code in their particular circumstances.

B. U.S. Holders That Own Public Shares or Public Warrants with a Fair Market Value of More than $50,000 And Own Less than 10% of Spree

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually and constructively, including as a result of applicable attribution rules that would take into account a holder’s ownership of public warrants) public shares with a fair market value of $50,000 or more, but is not a 10% U.S. Shareholder, will recognize gain (but not loss) with respect to the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder as described below.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to shares of New WHC Class A Common Stock and New WHC Warrants received in the Domestication in an amount equal to the excess of the fair market value of such shares of New WHC Class A Common Stock or New WHC Warrants over the U.S. Holder’s adjusted tax basis in the public shares or public warrants deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its public shares or public warrants under Section 367(b) of the Code.

There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election including (A) a copy of the information that the U.S. Holder received from Spree establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s public shares or public warrants and (B) a representation that the U.S. Holder has notified Spree (or New WHC) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to New WHC no later than the date such tax return is filed. In connection with this election, we will endeavor to provide each U.S. Holder eligible to make such an election with information regarding Spree’s earnings and profits upon written request.

Spree does not expect to have significant cumulative earnings and profits through the date of the Domestication. However, as noted above, if it were determined that Spree had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its public shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING THE ELECTION DESCRIBED HEREIN AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

C. U.S. Holders that Own Public Shares or Public Warrants with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually and constructively) public shares or public warrants with a fair market value less than $50,000 generally would not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally would not be required to include any part of the “all earnings and profits amount” in income.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE EFFECT OF SECTION 367(b) OF THE CODE TO ITS PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under “— Effects of Section 367(b) on U.S. Holders,” the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

A. Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, which may apply to Spree prior to the Domestication, interest income earned by Spree would be considered passive income and cash held by Spree would be considered a passive asset.

B. PFIC Status of Spree

Because Spree is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, Spree believes that it likely was a PFIC for its taxable years ended December 31, 2021 and December 31, 2022 and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.

C. Effects of PFIC Rules on the Domestication

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of public shares or public warrants upon the Domestication if (i) Spree were classified as a PFIC at any time during such U.S. Holder’s holding period for such public shares or public warrants and (ii) in the case of public shares, the U.S. Holder had not timely made (a) a QEF Election (as described below) for the first taxable year in which the U.S. Holder owned such public shares or in which Spree was a PFIC, whichever is later, or (b) a mark-to-market election (as described below) with respect to such public shares. The tax on any such recognized gain would be imposed based on a complex set of computational rules.

Under these rules:

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s public shares or public warrants;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Spree was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        if applicable, an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the shareholder to recognize gain or include an amount in income as discussed under the “— Effects of Section 367(b) on U.S. Holders,” the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, U.S. Holders of public shares that have not made a timely QEF Election or a mark-to-market election (both as defined and described below) and U.S. Holders of public warrants may, pursuant to the proposed Treasury Regulations, be subject to taxation on the Domestication to the extent their public shares or public warrants have a fair market value in excess of their tax basis therein. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to its public shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Spree, whether or not such amounts are actually distributed to such shareholders in any taxable year. Due to the uncertainty regarding the application of 1291(f) of the Code, Greenberg Traurig, LLP is unable to opine on the application of the PFIC rules to a U.S. Holder on the receipt of New WHC Class A Common Stock and New WHC Warrants in exchange for public shares and public warrants in the Domestication.

D. QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of public shares will depend on whether the U.S. Holder makes a timely and effective election to treat Spree as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of public shares during which Spree qualified as a PFIC (a “QEF Election”). The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement” (discussed further below), to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances. A U.S. Holder’s ability to make a QEF Election with respect to Spree is contingent upon, among other things, the provision by Spree of a “PFIC Annual Information Statement” to such U.S. Holder. Upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF Election. There is no assurance, however, that we would timely provide such required information. A U.S. Holder that makes a QEF Election may be referred to as an “Electing Shareholder” and a U.S. Holder that does not make a QEF Election may be referred to as a “Non-Electing Shareholder.” An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to their public shares. As a result, such a U.S. Holder should not recognize gain or loss as a result of the Domestication except to the extent described under “— Effects of Section 367(b) on U.S. Holders.”

A U.S. Holder may not make a QEF Election with respect to its public warrants. As a result, if a U.S. Holder of public warrants sells or otherwise disposes of such warrants, any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if Spree was a PFIC at any time during the period the U.S. Holder held the public warrants.

The impact of the PFIC rules on a U.S. Holder of public shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a “mark-to-market election”). The mark-to-market election is available only for “marketable stock,” which is generally stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE. Although the public shares are listed on the NYSE, no assurance can be given that the public shares are considered to be “regularly traded” for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to public shares. Currently, a mark-to-market election may not be made with respect to public warrants.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR CONCERNING THE CONSEQUENCES TO IT OF THE PFIC RULES AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO IT OF ANY SUCH ELECTION.

Effects to U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of public shares that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its public shares will depend on whether the redemption qualifies as a sale of the public shares redeemed under Section 302 of the Code or instead is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s public shares redeemed, such U.S. Holder will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the public shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its public shares.

The redemption of public shares generally will qualify as a sale of the public shares redeemed if such redemption either (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in Spree or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only public shares actually owned by such U.S. Holder, but also public shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to public shares owned directly, public shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any public shares such U.S. Holder has a right to acquire by exercise of an option.

The redemption of public shares generally will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of Spree’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80% of the percentage of Spree’s outstanding voting shares that such U.S. Holder actually and constructively owned immediately before the redemption, and such U.S. Holder immediately after the redemption actually and constructively owned less than 50% of the total combined voting power of the public shares. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the public shares actually and constructively owned by such U.S. Holder are redeemed or (ii) all of the public shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and properly waives in accordance with specific rules, the attribution of the public shares owned by certain family members and such U.S. Holder does not constructively own any other public shares. The redemption of shares of the public shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in Spree. Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the public shares. On such distribution, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to the public shares, to the extent the distribution is paid out of Spree’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its public shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of Spree and will be treated as described above.

Dividends that Spree pays to a U.S. Holder that is a taxable corporation generally may qualify for the exemption from taxation on a portion or all of the dividend as a result of the application of Section 245A of the Code (the “participation exemption”), if the requisite holding period, minimum ownership percentage and certain other requirements are satisfied. Dividends that Spree pays to a non-corporate U.S. Holder will generally be taxed as ordinary income and will not be eligible for the “qualified dividend income” treatment that is taxed at the preferential tax rate accorded to long-term capital gains.

After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed public shares will be added to the U.S. Holder’s adjusted tax basis in its remaining public shares, or, if it has none, to the U.S. Holder’s adjusted tax basis possibly in other public shares constructively owned by it.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR AS TO THE TAX CONSEQUENCES TO IT OF A REDEMPTION OF ALL OR A PORTION OF ITS SHARES OF PUBLIC SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Distributions on Shares of New WHC Class A Common Stock

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to shares of New WHC Class A Common Stock, to the extent the distribution is paid out of New WHC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of New WHC Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of New WHC Class A Common Stock and will be treated as described under “— Sale, Exchange or Other Disposition of Shares of New WHC Class A Common Stock or New WHC Warrants” below.

Dividends that New WHC pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period and certain other requirements are satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that New WHC pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to the shares of New WHC Class A Common Stock may have suspended the running of the applicable holding period for these purposes.

Sale, Exchange or Other Disposition of Shares of New WHC Class A Common Stock or New WHC Warrants

Upon a sale or other taxable disposition of shares of New WHC Class A Common Stock or New WHC Warrants which, in general, would include a redemption of shares of New WHC Class A Common Stock or New WHC Warrants that is treated as a sale of such securities as described above and below, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of New WHC Class A Common Stock or New WHC Warrants so disposed of exceeds one year. It is unclear, however, whether the redemption rights described herein with respect to the shares of New WHC Class A Common Stock or New WHC Warrants may have suspended the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of New WHC Class A Common Stock or New WHC Warrants so disposed of.

Exercise or Lapse of New WHC Warrants

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a share of New WHC Common Stock on the exercise of a New WHC Warrant for cash. A U.S. Holder’s tax basis in a share of New WHC Common Stock received upon exercise of the New WHC Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the New WHC Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a share of New WHC Common Stock received upon exercise of the New WHC Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the New WHC Warrant and will not include the period during which the U.S. Holder held the New WHC Warrant. If a New WHC Warrant lapses unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the New WHC Warrant.

Possible Constructive Distributions

As discussed below in the section headed “Description of New WHC Securities — New WHC Warrants,” there may be adjustments under certain circumstances to the number of shares of New WHC Common Stock for which the New WHC Warrant may be exercised or to the exercise price of the New WHC Warrants. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of the New WHC Warrants would, however, be treated as receiving a constructive distribution from New WHC if, for example, the adjustment increases the U.S. Holder’s proportionate interest in New WHC’s assets or earnings and profits (for example, through an increase in the number of shares of New WHC Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the New WHC Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of New WHC Common Stock, or as a result of the issuance of a stock dividend to holders of shares of New WHC Common Stock, in each case, which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described above under “— Distributions on Shares of New WHC Class A Common Stock” in the same manner as if the U.S. Holders of the New WHC Warrants received a cash distribution from New WHC equal to the fair market value of such increased interest.

Non-U.S. Holders

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity or arrangement treated as a partnership for U.S. federal income tax purposes) of public shares or public warrants or New WHC Class A Common Stock or New WHC Warrants, as applicable, that is not a U.S. Holder.

The following describes U.S. federal income tax considerations relating to the (i) Domestication, (ii) exercise of redemption rights and (iii) ownership and disposition of shares of New WHC Class A Common Stock or New WHC Warrants by a non-U.S. Holder after the Domestication.

Effects of the Domestication on Non-U.S. Holders

The Domestication will not result in any U.S. federal income tax consequences to non-U.S. Holders of public shares.

Effects to Non-U.S. Holders of Exercising Redemption Rights

Because the redemption will occur before the Domestication, Spree believes that the redemption will not result in any U.S. federal income tax consequences to non-U.S. Holders of public shares. It is possible, however, that the IRS could assert that, for U.S. federal income tax purposes, the redemption should be treated as occurring after the Domestication. If this treatment were to be upheld, the taxation of a non-U.S. Holder exercising redemption rights would depend on whether the redemption qualifies as a sale of shares redeemed, as described above under “Effects to U.S. Holders of Exercising Redemption Rights”, and the non-U.S. Holder would be subject to taxation in a similar manner as described under “— Distributions on Shares of New WHC Class A Common Stock” and “— Sale, Exchange or Other Disposition of Shares of New WHC Class A Common Stock or New WHC Warrants”, above. Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions could be treated for U.S. federal income tax purposes as occurring after the Domestication.

Distributions on Shares of New WHC Class A Common Stock

In general, any distributions made to a non-U.S. Holder with respect to shares of New WHC Class A Common Stock, to the extent paid out of New WHC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an applicable IRS Form W-8). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of New WHC Class A Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such shares of New WHC Class A Common Stock, which will be treated as described under “Non-U.S. Holder — Sale, Exchange or Other Disposition of Shares of New WHC Class A Common Stock or New WHC Warrants.” Dividends paid by New WHC to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders.

Sale, Exchange or Other Disposition of Shares of New WHC Class A Common Stock or New WHC Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of shares of New WHC Class A Common Stock or New WHC Warrants unless:

(i)     such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)    the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

(iii)   New WHC is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) the shares of New WHC Class A Common Stock or New WHC Warrants has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period more than 5% of outstanding shares of New WHC Class A Common Stock or New WHC Warrants.

If paragraph (iii) above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale, exchange or other disposition of shares of New WHC Class A Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such shares of New WHC Class A Common Stock or New WHC Warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New WHC will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect New WHC to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether New WHC will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.

Exercise or Lapse of New WHC Warrants

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a New WHC Warrant, or the lapse of a New WHC Warrant held by a non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described above under “— U.S. Holders — Exercise or Lapse of New WHC Warrants.”

Possible Constructive Distributions

As discussed above in the section headed “— U.S. Holders — Possible Constructive Distributions,” certain adjustments to the terms of the New WHC Warrants may result in a constructive distribution from New WHC. Any such constructive distribution received by a non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such non-U.S. Holder received a corporate distribution from New WHC equal to the fair market value of the non-U.S. Holder’s increased interest in New WHC’s assets or earnings and profits without any corresponding receipt of cash, the U.S. federal income tax consequences of which are described above under “Non-U.S. Holders — Distributions on Shares of New WHC Class A Common Stock.”

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of shares of New WHC Class A Common Stock and New WHC Warrants and such payments or proceeds may be subject to United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund for any excess amounts withheld, provided that the required information is furnished by such holder to the IRS in a timely manner. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including public shares and shares of New WHC Class A Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which public shares and shares of New WHC Class A Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, public shares and shares of New WHC Class A Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of New WHC Class A Common Stock. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including shares of New WHC Class A Common Stock), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in public shares or shares of New WHC Class A Common Stock.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial statements present the combination of the financial information of Spree and WHC adjusted to give effect to the Business Combination, as detailed below. The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, which is herein referred to as Article 11.

Spree has elected not to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (the “Management’s Adjustments”) and has only presented simplified requirements to depict the accounting for the Business Combination (the “Transaction Accounting Adjustments”) in the following unaudited pro forma combined financial information.

The unaudited pro forma combined balance sheet as of December 31, 2022 combines the historical balance sheet of Spree and the historical balance sheet of WHC on a pro forma basis as if the Business Combination had been consummated on December 31, 2022. The unaudited pro forma combined statement of operations for the year ended December 31, 2022, combines the historical audited statements of operations of Spree and WHC on a pro forma basis as if the Business Combination had been consummated on January 1, 2022, the beginning of the earliest period presented.

The unaudited pro forma combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New WHC’s financial condition or results of operations would have been had the Business Combination occurred on the date indicated. Further, the unaudited pro forma combined financial information may not be useful in predicting the future financial condition and results of operations of New WHC. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The Business Combination

Pursuant to the Business Combination Agreement and the transactions contemplated thereby, immediately prior to the effective time of the Business Combination and after giving effect to the Spree shareholder redemption, Spree shall transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation (the “Domestication”) and, in connection with the Domestication, Spree’s name will be changed to WHC Worldwide, Inc. (the post-Domestication entity, “New WHC”).

Prior to the Domestication, each outstanding Class B ordinary share, par value $0.0001 per share, of Spree will convert into one Class A ordinary share, par value $0.0001 per share, of Spree. At the effective time of the Domestication, (a) each outstanding Class A ordinary share of Spree will become one share of New WHC Class A Common Stock, par value $0.0001 per share, (b) each outstanding warrant to purchase one Class A ordinary share of Spree will become a warrant to purchase one share of New WHC Class A Common Stock, and (c) New WHC will file with the Secretary of State of the State of Delaware a certification of domestication and a certificate of incorporation, and adopt bylaws to serve as its governing documents in connection with the Domestication.

Pursuant to the terms of the Business Combination Agreement at the Closing of the Business Combination, (A) WHC will cause its existing limited liability company agreement to be amended and restated, (B) WHC will cause all of its limited liability company interests existing immediately prior to the Closing to be re-classified into a number of WHC Class B Common Units based on a pre-transaction equity value for WHC equal to $251 million, (C) New WHC will contribute to WHC (x) the amount of cash in the trust account established by Spree with the proceeds from its IPO as of immediately prior to the Closing (and before giving effect to the exercise of redemption rights by any Spree shareholders, the “Public Share Redemptions”), minus (y) the aggregate amount of cash required to fund the Public Share Redemptions and any other obligations to be funded from the trust account, plus (z) the aggregate cash proceeds to be received by New WHC from a PIPE Financing, and in exchange for that contribution, WHC will issue to Spree a certain number of WHC Class A Common Units (as determined pursuant to the Business

Combination Agreement) and (E) New WHC will issue to WHC, and WHC will in turn (immediately following the date of the Closing) distribute to its preexisting members a number of shares of New WHC Class X Common Stock, par value $0.0001 per share, which will not have any economic rights but will initially entitle the holder thereof to five votes per share, and following the 18-month anniversary of the Closing Date, one vote per share)), equal to the number of WHC Class B Common Units held by each of the preexisting WHC members.

Earnout Warrant and Earnout Consideration

In addition to the consideration payable to all preexisting WHC members in the Business Combination, New WHC will issue to the Earnout Participant Earnout Warrants to purchase an aggregate of 1,500,000 shares of New WHC Class A Common Stock at an exercise price per share equal to the greater of $10.00 and the closing price of the New WHC Class A Common Stock on the date of the Closing. The Earnout Warrants will vest in three tranches, exercisable for 500,000 shares each, conditioned on the volume-weighted average price (VWAP) of the New WHC Class A Common Stock equaling or exceeding $14.00, $18.00 and $22.00, respectively, for any 20 trading days within a period of 30 consecutive trading days following the Closing and before the earlier of (i) the fourth (4th) anniversary of the Closing and (ii) the date on which the Earnout Participant ceases to be employed by New WHC or its affiliates. In addition, if the aggregate transaction proceeds in the combined company at the closing is in excess of $70 million, subject to written consent of the PIPE investors in any New WHC financings prior to or at the closing, then an additional earn-out payment equal to $10 million shall be made by Spree to WHC for distribution to the holders of the WHC Class B Common Units. For purposes of that additional earn-out payment, aggregate transaction proceeds are defined as (a) the sum of (i) aggregate cash proceeds from the trust account, after giving effect to reduction for Public Share Redemptions (or other obligations satisfied from the trust account), (ii) the aggregate proceeds from a PIPE Financing in New WHC at the Closing, and (iii) all unrestricted cash proceeds held in the name of and available for use by Spree as of the Closing outside the trust account, minus (b) unpaid Spree expenses. Refer to footnote 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information for the accounting over this arrangement.

Tax Receivable Agreement

Concurrent with the execution of the Business Combination Agreement, the TRA Party Representative (as defined in the Tax Receivable Agreement) entered into the Tax Receivable Agreement with the TRA Participants. Pursuant to the Tax Receivable Agreement, New WHC will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New WHC actually realizes (computed using certain simplifying assumptions) as a result of the increases in tax basis and certain other tax benefits related to any exchanges of WHC Class B Common Units (together with the forfeiture of New WHC Class X Common Stock) for New WHC Class A Common Stock. No adjustments to this unaudited pro forma financial information is required for the Tax Receivable Agreement as no cash is expected to be distributed out of WHC to the prior WHC members at Closing.

Accounting for the Business Combination

Notwithstanding the legal form of the Business Combination, the Business Combination is expected to be accounted for as a reverse acquisition in accordance with U.S. GAAP commensurate with the conclusion that control of New WHC is retained by historical WHC members before and after the Business Combination. Under this method of accounting, Spree is essentially treated as the acquired company and WHC is effectively treated as the accounting acquirer for financial statement reporting purposes with WHC’s historical consolidated financial statements carrying over at historical book values and the net assets of Spree stated at historical costs, with no goodwill or other intangible assets recorded. This conclusion was reached based on evaluation of the following facts and circumstances that are expected to be in place following the consummation of the Business Combination:

•        The New WHC Class X Common Shares to be issued to historical WHC members upon the Closing are empowered with super voting rights for the first 18 months with each share having five votes as compared to one vote per share for the New WHC Class A Common Shares. Through this super voting right, historical WHC unitholders will, at a minimum, hold 77% of the voting rights of New WHC for the first 18 months through their ownership of the New WHC Class X common shares.

•        The New WHC board composition will include the following: one member designated by the Sponsor, subject to WHC approval (not to be unreasonably withheld), with the requirement to be independent based on NYSE requirements and Rule 10A-3 of the Exchange Act; and four members designated by historical WHC members (two members designated without restrictions, one member designated with the requirement that they be independent based on NYSE requirements and Rule 10A-3 of the Exchange Act, and one member designated with the requirement to be independent based on NYSE requirements and Rule 10A-3 of the Exchange Act, subject to the approval of the Sponsor (not to be unreasonably withheld)).

Through their voting rights in New WHC and ability to designate a majority of New WHC Board members upon Closing, the control of the legal acquiree, WHC, was deemed to remain with the same group before and after the Business Combination. Other factors were considered, but they would not change the preponderance of factors indicating that WHC was the accounting acquirer through a reverse acquisition.

Therefore, and as stated above, the acquisition will be accounted for as a reverse acquisition.

The unaudited pro forma combined financial information has been developed from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma combined financial statements;

•        the historical audited financial statements of Spree as of and for the year ended December 31, 2022 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•        the historical audited consolidated financial statements of WHC as of and for the year ended December 31, 2022 and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•        other information relating to Spree and WHC contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “The Business Combination Agreement” of this proxy statement/prospectus.

Pursuant to the Existing Governing Documents, public shareholders will be offered the opportunity to redeem, with such redemption to occur prior to the Domestication, shares of Spree Class A ordinary shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the consummation of the Business Combination) in the trust account.

Description of the No Redemptions and Contractual Maximum Redemptions Scenarios

The unaudited pro forma combined financial statements present two redemption scenarios as follows:

•        No Redemptions:    This scenario, which we refer to as the “No Redemptions Scenario,” assumes that there are no Spree Class A ordinary shares subject to possible redemption that are redeemed.

•        Contractual Maximum Redemptions:    This scenario, which we refer to as the “Contractual Maximum Redemptions Scenario,” assumes that 13,148,740 Spree Class A ordinary shares are redeemed for an aggregate payment of approximately $136.0 million (based on the estimated per share redemption price of approximately $10.34 per share) from the trust account, which is the estimated maximum number of redemptions that could occur without a failure to satisfy the Minimum Cash Condition.

Upon the consummation of the Business Combination, shares outstanding as presented in the unaudited pro forma combined financial statements include the following:

	Assuming No Redemptions				Assuming Contractual Maximum Redemptions
	Shares	%	Votes*	%	Shares	%	Votes*	%
SPREE Public Shareholders	20,000,000	46%	20,000,000	18%	6,851,260	23%	6,851,260	7%
SPREE Sponsor	5,945,715	14%	5,945,715	5%	5,945,715	20%	5,945,715	6%
Class X Shareholders	17,260,138	40%	86,300,691	77%	16,811,371	57%	85,056,856	87%
Shares outstanding and voting rights at Closing	43,205,853	100%	112,246,406	100%	29,608,345	100%	96,853,830	100%

____________

*        As denoted above, for the first 18 months post-transaction, New WHC Class X shares will each be entitled to five votes, which has been reflected in this table.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma combined financial statements are described in the accompanying notes. The unaudited pro forma combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma combined financial statements do not purport to project the future operating results or financial position of the post-merger company following the completion of the Business Combination and other related transactions. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma combined financial statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022

(Amounts in thousands)

	Historical U.S. GAAP		Assuming No Redemptions			Assuming Contractual Maximum Redemptions
	SPREE	WHC	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$7	$11,171	$206,826	1a	$183,997	$(135,975)	1j	$58,022
			(24,022)	1b		10,000	1c
			(10,000)	1c
			15	1d
Related party receivable	15	—	(15)	1d	—	—		—
Accounts receivable, net of allowance of $747	—	11,722	—		11,722	—		11,722
Prepaid expenses and other current assets	351	4,498	(2,802)	1b	2,047	—		2,047
Total current assets	373	27,391	170,002		197,766	(125,975)		71,791

Cash and cash equivalents held in Trust Account	206,826	—	(206,826)	1a	—	—		—
Prepaid expenses – long term	—	—	—		—	—		—
Property and equipment, net	—	16,806	—		16,806	—		16,806
Operating lease right-of-use assets	—	5,125	—		5,125	—		5,125
Goodwill	—	8,083	—		8,083	—		8,083
Intangible assets, net	—	358	—		358	—		358
Deferred tax asset, non-current	—	—	759	1k	759	—		759
Other assets	—	1,324	—		1,324	—		1,324
Total Assets	$207,199	$59,087	$(36,065)		$230,221	$(125,975)		$104,246

Liabilities, Mezzanine Equity and Stockholders’/Members’ Equity (Deficit)
Current liabilities:
Accounts payable	$—	$5,610	$—		$5,610	$—		$5,610
Accrued expenses and other current liabilities	1,823	9,187	(3,171)	1b	7,839	—		7,839
Current portion of long-term debt	—	2,473	—		2,473	—		2,473
Operating lease liabilities, current	—	1,951	—		1,951	—		1,951
Income tax payable	—	—	926	1k	926	—		926
Current portion of contingent consideration obligation	—	942	—		942	—		942
Total current liabilities	1,823	20,163	(2,245)		19,741	—		19,741

Deferred underwriting compensation	9,000	—	(9,000)	1b	—	—		—
Contingent consideration obligation, less current portion	—	266	—		266	—		266
Operating lease liabilties, non-current	—	3,209	—		3,209	—		3,209
Insurance reserves, non-current		3,453			3,453			3,453
Long-term debt, net of current portion	—	15,630	—		15,630	—		15,630
Total liabilities	10,823	42,721	(11,245)		42,299	—		42,299

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022 — (Continued)

(Amounts in thousands)

	Historical U.S. GAAP		Assuming No Redemptions			Assuming Contractual Maximum Redemptions
	SPREE	WHC	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Commitments & contingencies
Mezzanine equity:
Class B redeemable units $0.0001 par value; 8 shares authorized, 8 shares issued and outstanding as of December 31, 2022	—	8,001	(8,001)	1e	—	—		—
Class A Ordinary Shares Subject To Possible Redemption: 20,000,000 shares at December 31, 2022 at a redemption value of $10.34 per share	206,826	—	(206,826)	1f	—	—		—
Noncontrolling interest – Class B LLC Units	—	—	177,779	1e	177,779	(4,622)	1e	173,157

Stockholders’/Members’ equity (deficit)
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized, 945,715 shares issued and outstanding (excluding 20,000,000 shares subject to possible redemption) at December 31, 2022	—	—	—	1f	—	—		—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized, 5,000,000 issued and outstanding at December 31, 2022	—	—	—	1g	—	—		—
Accumulated deficit	(10,450)	—	10,450	1h	(167)	(113,464)	1j	(113,631)
			(167)	1k
Members’ equity attributable to WHC Worldwide, LLC	—	5,947	(5,947)	1i	—	—		—
New WHC Class A common shares	—	—	2	1f	2	(1)	1j	1
			—	1g
New WHC Class X common shares	—	—	2	1e	2	—	1e	2
Additional paid-in capital	—	—	(14,653)	1b	7,888	10,000	1c	—
			(10,000)	1c		4,622	1e
			(169,780)	1e		(22,510)	1j
			206,824	1f
			(10,450)	1h
			5,947	1i
Stockholders’/Members’ equity (deficit) attributable to SPREE/WHC Worldwide LLC	(10,450)	5,947	12,228		7,725	(121,353)		(113,628)
Noncontrolling interest	—	2,418	—		2,418	—		2,418
Total stockholders’/members’ equity (deficit)	(10,450)	8,365	12,228		10,143	(121,353)		(111,210)
Total liabilities and stockholders’/redeemable units and members’ equity (deficit)	$207,199	$59,087	$(36,065)		$230,221	$(125,975)		$104,246

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands, except share and per share amounts)

	Historical U.S. GAAP		Assuming No Redemptions			Assuming Contractual Maximum Redemptions
	SPREE	WHC	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Net revenue	$—	$82,740	$—		$82,740	$—		$82,740
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	—	53,166	—		53,166	—		53,166
Depreciation and amortization	—	6,785	—		6,785	—		6,785
Selling, general and administrative expenses	—	12,467	3,610	2a	19,055	—		19,055
			2,978	2b
Total costs and expenses	—	72,418	6,588		79,006	—		79,006

Operating expenses:
Formation and operating expenses	3,098	—	(120)	2c	—	—		—
			(2,978)	2b		—
Operating income (loss)	(3,098)	10,322	(3,490)		3,734	—		3,734

Interest and other income (expense), net:
Interest earned on marketable securities held in Trust Account	2,826	—	(2,826)	2d	—	—		—
Interest expense, net*	—	(1,366)	—		(1,366)	—		(1,366)
Gain on extinguishment of debt	—	2,024	—		2,024	—		2,024
Income from equity method investees	—	622	—		622	—		622
Merger related transaction costs	—	—	(3,903)	2e	(3,903)	—		(3,903)
Other income (expense), net	—	(103)	—		(103)	—		(103)
Total interest and other income (expense), net	2,826	1,177	(6,729)		(2,726)	—		(2,726)
Net income (loss) before taxes	(272)	11,499	(10,219)		1,008	—		1,008
Income tax expense	—	—	(167)	2f	(167)	—		(167)
Net income (loss)	(272)	11,499	(10,386)		841	—		841
Net loss attributable to redeemable noncontrolling interest	—	—	23	2g	23	10	2g	33
Net income attributable to noncontrolling interest	—	810	—		810	—		810
Increase of redemption value on the Class B Redeemable Preferred Units	—	(1,832)	1,832	2h	—	—		—
Net income (loss) attributable to WHC/SPREE	$(272)	$12,521	$(12,241)		$8	$(10)		$(2)

Earnings per share
Weighted average of Class A ordinary shares subject to possible redemption	20,000,000	—	(20,000,000)	2i	—	—		—
Basic and diluted loss per Class A ordinary share subject to possible redemption	$0.02	$—	$(0.02)	2i	$—	$—		—

Weighted average of non-redeemable Class A and Class B ordinary shares	5,945,715	—	(5,945,715)	2i	—	—		—
Basic and diluted loss per non-redeemable Class A and Class B ordinary shares	$(0.12)	$—	$0.12	2i	$—	$—		—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022 — (Continued)

(Amounts in thousands, except share and per share amounts)

	Historical U.S. GAAP		Assuming No Redemptions			Assuming Contractual Maximum Redemptions
	SPREE	WHC	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Weighted average common stock outstanding:
Class A units	—	92	(92)	2i	—	—		—
Class B units	—	8	(8)	2i	—	—		—

Allocated undistributed earnings:
Class A units	—	9,834	(9,834)	2i	—	—		—
Class B units	—	855	(855)	2i	—	—		—

Basic and Diluted Earnings Per Share:
Class A units	—	106,890.00	(106,890.00)	2i	—	—		—
Class B units	—	106,890.00	(106,890.00)	2i	—	—		—

Weighted average of Class A ordinary shares outstanding	—	—	—		25,945,715	(13,148,740)	2i	12,796,975
Basic and diluted net income per share	$—	$—	$—		$0.00	$0.00	2i	$0.00

Notes to Unaudited Pro Forma Combined Financial Statements

1.    Basis of Presentation

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Spree is treated as the “acquired” company for accounting and financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of WHC issuing stock for the net assets of Spree, accompanied by a recapitalization. The net assets of Spree are stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma combined balance sheet as of December 31, 2022 gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2022. The unaudited pro forma combined statement of operations for the year ended December 31, 2022, gives pro forma effect to the Business Combination as if it had occurred on January 1, 2022.

Management has made significant estimates and assumptions in its determination of the unaudited pro forma adjustments. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination and related transactions, as Spree did not reflect any management adjustments under the Article 11 pro forma rules and regulations. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain estimates, assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information. At the time of this filing, the Company is in the process of marketing and negotiating participation in a PIPE Financing; however, given the early nature of these discussions, for purposes of these unaudited pro forma combined financial statements, the Company did not include the anticipated proceeds from such financing, which, when confirmed and executed, would presume to provide cash proceeds to the Company in exchange for the issuance of additional equity securities.

2.    Accounting Policies

In the preparation of this unaudited pro forma combined financial information, only one reclassification was determined to be necessary to align Spree and WHC’s financial statement presentations. Management will perform a comprehensive review of Spree and WHC’s accounting policies upon the completion of the Business Combination. As a result of the review, management may identify differences between the accounting policies of the entities, which, when conformed, could have a material impact on the financial statements of New WHC. There were no intercompany transactions between Spree and WHC that require adjustments to the unaudited pro forma condensed combined financial information for any of the periods presented.

3.    Adjustments to Unaudited Pro Forma Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Balance Sheet

1)      The pro forma adjustments included in the unaudited pro forma combined balance sheet as of December 31, 2022 are as follows:

a)      Reflects a reclassification to (i) decrease Cash and cash equivalents held in the Trust Account and (ii) increase Cash and cash equivalents that become available following consummation of the Business Combination.

b)      In connection with the reverse recapitalization treatment, WHC’s qualifying transaction costs are recorded as reductions to additional paid-in capital, including those recognized within the WHC balance sheet as deferred offering costs, and Spree’s expected transaction costs are recorded through the income statement and treated as an increase to accumulated deficit. Since Spree’s accumulated deficit is reclassified to additional paid-in capital (refer to 1(h) below) upon the Closing, the adjustment that would have been recorded to accumulated deficit is recorded directly to additional paid-in capital. In addition, accrued transaction costs within Accrued expenses and other current liabilities are considered paid in cash at the close of the transaction. These adjustments are calculated as follows (in thousands):

For the year ended December 31, 2022
WHC total estimated transaction costs	$10,750
Less: WHC transaction costs paid as of 12/31/2022	(1,454)
WHC transaction costs unpaid as of 12/31/22	$9,296

Spree total estimated transaction costs	$16,000
Less: Spree transaction costs paid as of 12/31/2022	(1,274)
Spree transaction costs unpaid as of 12/31/2022	$14,726
Cash settlement of transaction costs at close	$24,022

WHC total estimated transaction costs	$10,750
Spree transaction costs unpaid as of 12/31/2022	14,726
Spree deferred underwriting compensation accrued as of 12/31/22	(9,000)
Spree transaction costs accrued as of 12/31/22	(1,823)
Transaction costs recorded in additional paid-in capital	$14,653

WHC transaction costs accrued as of 12/31/2022	$1,348
WHC transaction costs paid as of 12/31/2022	1,454
WHC transaction costs as of 12/31/2022	$2,802

c)      Reflects the $10 million distribution to WHC Class B Common Unit holders if aggregate transaction proceeds in New WHC at Closing are in excess of $70 million. In the Contractual Maximum Redemption scenario, reflects the removal of the cash earn-out payment, as aggregate transaction proceeds in the Maximum Redemption Scenario would not be in excess of $70 million.

d)      Reflects the settlement of Spree’s related party receivable with the Sponsor upon Closing of the Business Combination, consisting of (i) an increase in cash and cash equivalents by $15 thousand and (ii) a corresponding decrease in related party receivable by $15 thousand.

e)      Reflects the recapitalization of WHC’s historical equity upon Closing of the Business Combination, consisting of:

•        The conversion of all WHC limited liability company interests that are outstanding immediately prior to the Closing based on a pre-transaction equity value for WHC of $251 million, as defined in the Business Combination Agreement. This conversion results in the issuance of 17,260,138 and 16,811,371 of WHC Class B Common Units in the No Redemptions Scenario and Contractual Maximum Redemptions Scenario, respectively. The adjustment removes the historical balance attributable to the historical WHC Class B Redeemable Units and recognizes the noncontrolling interest arising from the new WHC Class B Common Units, as adjusted depending on number of WHC Class B Common Units issued in the respective scenarios, which represent noncontrolling ownership in New WHC. The noncontrolling interest is measured and recognized based upon the as-converted value of each WHC Class B Common Unit using the public trading price of Spree ordinary shares at December 31, 2022.

f)       Reflects the conversion of and reclassification into permanent equity of all outstanding Spree Pre-Closing Class A Common Stock to New WHC Class A Common Stock, which is subsequently adjusted in adjustment 1j under the Contractual Maximum Redemptions scenario to reflect those redemptions that occur while continuing to satisfy the Minimum Cash Condition under the terms of the Business Combination Agreement

g)      Reflects the conversion of all outstanding shares of Spree Class B ordinary shares to Spree Class A ordinary shares pursuant to the Business Combination Agreement. As the Spree Class A ordinary shares will be converted into New WHC Class A Common Stock, this adjustment reflects the conversion of Spree Class B ordinary shares directly into New WHC Class A Common Stock.

h)      Reflects the elimination of Spree’s historical accumulated deficit upon consummation of the Business Combination.

i)       Reflects the reclassification of WHC’s historical Members’ equity to New WHC’s additional paid-in-capital upon consummation of the Business Combination.

j)       Reflects estimated redemptions associated with the Contractual Maximum Redemptions Scenario, as detailed in the below table. The adjustment associated with the Contractual Maximum Redemptions Scenario is recorded against additional paid-in capital to the extent that there is additional paid-in capital available. The amount in excess of the available additional paid-in capital is recorded to Accumulated deficit.

(in thousands except share and per share amounts)	Contractual Maximum Redemptions Scenario
Cash and cash equivalents held in Trust Account	$206,826
SPREE Public shares outstanding	20,000,000
Redemption amount per share	$10.34

Shares redeemed	13,148,740
Cash paid for redemptions	$135,975

Removal of par value on shares redeemed	$1
Amount recorded against remaining additional paid-in capital	22,510
Excess in redemptions recorded to accumulated deficit	113,464
Maximum redemption in dollars	$135,975

k)      Reflects the recognition of noncurrent deferred tax assets and current deferred tax liabilities as of December 31, 2022 resulting from the conversion of WHC to an Up-C.

Adjustments to Unaudited Pro Forma Combined Statements of Operations

2)      The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 are as follows:

a)      Reflects the estimated stock-based compensation expense of $3.6 million for the year ended December 31, 2022, associated with vesting of the Earnout Warrant. The fair value of the Earnout Warrant was determined with the assistance of a third-party valuation specialist using a monte carlo simulation, which involves a randomized simulation of the common stock price on a daily basis over the four-year vesting period and algorithmically determining the value of the shares in each scenario or iteration. Significant inputs and assumptions to this Level 3 fair value measurement include valuation dates to expiration, simulated trading days and time steps used in the simulation, trading stock price at the valuation date (in this case, December 31, 2022), risk-free rate, and volatility of the shares and warrants. These instruments were deemed to be compensation under ASC 718, Stock Compensation, and are recognized over the instrument’s vesting period within these pro forma consolidated financial statements.

b)      Represents the reclassification of Spree’s Formation and operating expenses to Selling, general and administrative expenses to conform with WHC’s presentation.

c)      Reflects the elimination of Spree’s historical administrative services fee paid to the Sponsor that will cease upon consummation of the Business Combination and therefore would not have been incurred if the Business Combination was consummated on January 1, 2022.

d)      Reflects the elimination of Interest earned on marketable securities held in the Trust Account of Spree that would not have been earned if the Business Combination was consummated on January 1, 2022.

e)      Reflects an estimated $3.9 million of non-recurring Spree transaction costs related to the Business Combination. In line with the treatment of the Business Combination as a reverse recapitalization, the SPAC transaction costs will be expensed when incurred.

f)      Represents adjustments necessary to conform effects of the tax structure put in place at Closing to the historical periods presented for the results of operations for WHC, resulting in the addition of tax expense (benefit) to record the tax expense of New WHC on a pro forma basis using a pro forma effective tax rate of 16.6% for the year ended December 31, 2022, which was applied to the income attributable to the controlling interest as the income attributable to the noncontrolling interest is pass-through income. However, the effective tax rate of New WHC could be different depending on post-Business Combination activities.

g)      Reflects the allocation of pro forma net income to the redeemable noncontrolling interest arising from the WHC Class B Common Units issued in adjustment 1e above. This allocation is based on the ownership percentage attributable to the New WHC Class X Common Shares, which is a proxy for the ownership percentage of the WHC LLC Class B Common Units, as compared to the estimated issued and outstanding New WHC Class A Common Stock in both the No Redemption and Contractual Maximum Redemptions scenarios. As the shares of New WHC Class X Common Stock fluctuate based on the level of redemptions, the adjustment under the Contractual Maximum Redemptions Scenario reflects the incremental pro forma net income that would be allocated to the WHC Class B Common Units in the Contractual Maximum Redemptions Scenario.

h)      Reflects the elimination of the increase of redemption value on the Class B Redeemable Units. These units convert upon close of the Business Combination and therefore any changes in redemption value would not have been recorded if the Business Combination was consummated on January 1, 2022.

i)       Represents the change in the weighted average shares outstanding due to the issuance of New WHC Common Stock (and redemptions in the Contractual Maximum Redemptions Scenario) in connection with the Business Combination.

4.    Earnings per Share

The basic and diluted pro forma net income per share of New WHC Class A Common Stock is computed by dividing net income attributable to New WHC divided by the number of shares of New WHC Class A Common Stock outstanding at the closing of the Business Combination assuming these shares have been outstanding throughout the twelve-month period ending December 31, 2022. The New WHC Class X Common Stock are not considered participating securities because they have no right to receive dividends or a distribution on liquidation or winding up of New WHC. Accordingly, basic and diluted net income per share of New WHC Class X Common Stock have not been presented.

The table below presents the computation of pro forma basic and dilutive earnings per share for New WHC (in thousands except share and per share data):

	For the year ended December 31, 2022
(in thousands, except share and per share amounts)	No Redemptions Scenario	Contractual Maximum Redemptions Scenario
Basic and Diluted EPS
Numerator
Combined pro forma Net Income (Loss)	$841	$841
Less: Net Income (loss) attributable to noncontrolling interest	$833	$843
Net Income (loss) attributable to Class A common shares	$8	$(2)

Denominator
Weighted-average Class A common shares outstanding	25,945,715	12,796,975
Basic and diluted net income (loss) per share	$0.00	$0.00

The noncontrolling interest owners have exchange rights which enable the noncontrolling interest owners to redeem WHC Class B Common Units for shares of New WHC Class A Common Stock on a one for one basis. However, assuming the full exchange of noncontrolling interests at the closing of the Business Combination shall result in an anti-dilutive impact on the net income per share.

Additionally, the following shares of common stock equivalents were excluded from the computation of pro forma diluted net income per share for all the periods and scenarios presented above either because they are anti-dilutive or the related contingencies for their issuance were not met at the end of the reporting period:

	No Redemption Scenario	Contractual Maximum Redemption Scenario
Spree public warrants to purchase shares of New WHC Class A Common Stock(1)	15,000,000	15,000,000
Spree private placement warrants to purchase shares of New WHC Class A Common Stock(1)	4,400,000	2,200,000
Earnout Warrants(2)	1,500,000	1,500,000
Total	20,900,000	18,700,000

____________

(1)      Spree public warrants and private warrants: As these warrants are converted into the right to be exercised into shares of New WHC Class A Common Stock, they have potential dilutive impact. However, as of the Closing of the Business Combination, these instruments are out-of-the-money and, therefore, are not included in the computation of the diluted earnings per share.

(2)      New WHC has granted the Earnout Warrants to an employee that vest and are exercisable based on continued employment and market condition. Since the market condition is not met as of the Closing of the Business Combination, these are not included in the diluted earnings per share calculation.

INFORMATION ABOUT SPREE

Spree, or the Company, is a blank check company, incorporated on August 6, 2021 as a Cayman Islands exempted company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. Although Spree is not limited to a particular industry or geographic region for the purpose of consummating a business combination, Spree has focused its search on mobility-related technology businesses.

Spree is an early stage and an emerging growth company, and as such, Spree is subject to all of its risks associated with early stage and emerging growth companies. All activity to date relates to Spree’s formation, its initial public offering and it search for a company with which to consummate its initial business combination. Spree generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from its initial public offering and its private placement.

We have selected December 31 as our fiscal year end.

Our sponsor is Spree Operandi, LP, a Cayman Islands exempted limited partnership, which formed a wholly-owned subsidiary, Spree Operandi U.S. LP, a Delaware limited partnership, for purposes of holding securities of Spree (collectively, the parent company and subsidiary, the “Sponsor”).

The registration statement relating to our IPO was declared effective by the SEC on December 15, 2021. The sale in the IPO of 20,000,000 public units at a price of $10.00 per unit for $200 million in the aggregate closed on December 20, 2021. In addition, the Sponsor purchased in a private placement that closed concurrently with the IPO an aggregate of 945,715 private units at a price of $10.00 per unit, or $9,457,150 in the aggregate.

Following the closings, a total of $204 million from the proceeds of the initial public offering and the sale of the private units was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee.

The public units commenced trading on the NYSE on December 20, 2021 under the symbol “SHAPU”. As of February 4, 2022, holders of the public units sold in the IPO may elect to separately trade the Class A ordinary shares and public warrants included in the public units. The Class A ordinary shares and public warrants that are separated are traded on the NYSE under the symbols “SHAP” and “SHAP/W,” respectively. Public units that are not separated continue to trade on the NYSE under the symbol “SHAP/U.”

Financial Position

As of December 31, 2022, Spree had approximately $206.8 million held in the trust account, of which $9 million will be payable as deferred underwriting fees to the underwriters of Spree’s IPO. With the funds available, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using Spree’s cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.

Effecting Our Business Combination

Fair Market Value of Target Business

The NYSE Listed Company Manual requires that our business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. Our board of directors determined that this test was met in connection with the proposed Business Combination.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

We are providing our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding public shares, subject to the limitations described herein. The amount in the trust account was approximately $10.34 per public share as of December 31, 2022. The per share amount we will distribute to shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions that we will pay to the underwriters of our initial public offering, but will be payable only to the extent there are funds legally available therefor. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holders and provide its legal name, phone number and address to Continental, Spree’s transfer agent, in order to validly redeem its shares. Further, we will not proceed with redeeming our public shares, even if a public shareholder has properly elected to redeem its shares, if the Business Combination does not close. The redemptions referred to herein shall take effect as repurchases under the Existing Governing Documents.

Limitations on Redemption Rights

Notwithstanding the foregoing, the Existing Governing Documents provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).

Redemption of Public Shares and Liquidation if No Business Combination

We have until June 20, 2023 (or up to the end of any additional Extension Period, if applicable) to complete a business combination. If we are unable to consummate an initial business combination by June 20, 2023 (or prior to the end of any additional Extension Period, if applicable), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Existing Governing Documents provide that if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

Our Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares or private placement shares they hold if we fail to consummate an initial business combination by June 20, 2023 (or prior to the end of any additional Extension Period, if applicable) (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination by June 20, 2023).

Our Sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Existing Governing Documents (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by June 20, 2023 (or prior to the end of any additional Extension Period, if applicable) or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsor, any executive officer, director or director nominee, or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of our initial public offering held outside the trust account plus up to $100,000 of funds from the trust account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of our initial public offering and the sale of the private placement shares, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.20. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.20. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of our initial public offering will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.20 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.20 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of our company. Our Sponsor may not be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.20 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.20 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.20 per public share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. At December 31, 2022, we had access to up to $7,000 from the proceeds of the initial public offering and the sale of the private placement shares with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors; however, such liability will not be greater than the amount of funds from our trust account received by any such shareholder.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.20 per public share to our public shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.”

As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

See “Risk Factors — Risks Related to the Business Combination and Spree — If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

Human Capital

We currently have three executive officers, none of whom is an employee of our company. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that our executive officers or any other members of our management team devote in any time period varies based on the status of our pursuit of a target business for our initial business combination and the current stage of the business combination process.

Directors and Executive Officers

Our executive officers and directors are as follows:

Name	Age	Position
Eran (Rani) Plaut	54	Chief Executive Officer and Director
Nir Sasson	55	Chief Operating Officer
Shay Kronfeld	46	Chief Financial Officer and VP Business
Steven Greenfield	57	Chairman of the Board and Director
Joachim Drees	51	Director
David Riemenschneider	58	Director
Philipp von Hagen	52	Director

Eran (Rani) Plaut has been our Director and CEO since August 2021, and also served as our Chairman of the Board from August 2021 until June 2022. Mr. Plaut is an entrepreneur and founder of several tech companies in the mobility space, where he holds chief executive officer and executive board member positions. Since August 2019, Mr. Plaut serves as co-founder and CEO of Polarity, the developer of an electric VTOL aircraft based on a patent-pending technology that enables extended performance and a new model of ownership in the eVTOL domain. Mr. Plaut has also served as the executive chairman of Moodify since October 2019, a company specializing in unique machine learning software tools to enable the production of neuroscience-based materials used in driver monitoring systems and packaged goods. From January 2010 to May 2016, Mr. Plaut was a part of the founding team at iPulse and CEO of Bmax (as of November 2011), where he registered a few patents in pulsed power physics, upon which the company developed and sold equipment for metal processing for the automotive and aerospace industries. From 2005 to 2009, Mr. Plaut served as the CEO of Pulsar, a global leader in magnetic pulse welding for automotive application and before that served in a few executive positions in tech companies.

Nir Sasson has served as our Chief Operating Officer since August 2021. Mr. Sasson has a track record of over 30 years of having founded companies in the automotive, semiconductor and communications sectors. Since January 2020, Mr. Sasson has been advising startup companies in the mobility sector in the areas of technology, product and business strategy. From November 2016 to December 2019, Mr. Sasson served as a founder and CEO of Spatial Logic Ltd., developing AI-based visual positioning technology, to drive next generation augmented reality based automotive navigation systems. From April 2008 to January 2016, Mr. Sasson led (as co-founder and CEO from its inception) Autotalks Ltd., a fabless semiconductor company that enabled the vehicle-to-vehicle and vehicle-to-infrastructure communication revolution. From 1997 to 2007, Mr. Sasson held executive business and R&D positions at Texas Instruments Inc. following the acquisition of Libit Signal Processing Ltd., world leader in the cable modem technology. From 1995 to 1997 Mr. Sasson held R&D positions in Motorola, where he developed CDMA systems. From 1990 to 1995 Mr. Sasson served in an elite R&D unit of the Israeli Defense Forces. He holds a B.Sc. and M.Sc. in Electrical Engineering and an Executive MBA, all from Tel-Aviv University.

Shay Kronfeld has served as our Chief Financial Officer and VP Business since August 2021. Mr. Kronfeld is a former investment banker who has focused on the capital markets, particularly SPACs. In January 2021 Mr. Kronfeld established Pureplay Holdings, which handles all matters related to SPACs, including formation, project management for venture capital/private equity firms involved in SPACs, and advice to target companies on their potential mergers with SPACs. From February 2018 until July 2021, Mr. Kronfeld served as CEO of Cuma Financial Ltd. Since February 2018, Mr. Kronfeld has been the Founder and Managing Partner of Lynays Capital Limited, where he specializes in fundraising and advising growth-stage companies. From February 2013 to February 2018, Mr. Kronfeld was a Managing Director of the Maxim Group investment banking team, where he specialized in cross border transactions, SPACs and fund raising. From July 2009 to August 2012, Mr. Kronfeld was a Managing Director of investment banking at Rodman and Renshaw, where he specialized in RD/PIPE transactions. From January 2004 to July 2009, Mr. Kronfeld was a member of the institutional sales team at the Maxim Group, where he transacted many SPAC deals. He received a B.A. in Finance from the Interdisciplinary Center in Herzliya, Israel.

Steven Greenfield has served our director since the consummation of our initial public offering and our Chairman of the Board since June 2022. Since April 2014, Mr. Greenfield serves as CEO of Automotive Ventures LLC, a venture capital fund that he founded and that focuses on early-state auto tech startups. He also manages a consulting business working with auto tech participants, as well as PE and VC participants who are targeting the auto tech landscape. Since May 2020, Mr. Greenfield is also a managing director at Progress Partners, a Boston-based investment bank. From June 2018 to April 2020, he served as TrueCar’s SVP of Strategy and Business Development, and, from January 2011 to April 2014, as AutoTrader.com’s VP of Product Management and VP of Business Development, overseeing the acquisitions of vAuto, Kelley Blue Book, HomeNet Automotive, VinSolutions, and DealerScience. Earlier in his career, Mr. Greenfield served as Manheim’s Director of International Development, overseeing Manheim’s overseas investments, including establishing new joint ventures in Dubai, Istanbul and Beijing. He received a B.A. in Health Sciences from York University in Toronto, and an MBA from Goizueta Business School at Emory University in Atlanta.

Joachim Drees has served as our director since the consummation of our initial public offering. Since July 2020, Mr. Drees has been investing in software related start-up companies, particularly in the EV software charging space but also other industries, as a pre-seed, seed or pre-series A investor. From 2015 until July 2020, Mr. Drees served as CEO of MAN SE and MAN Truck & Bus SE, one of Europe’s largest players in the commercial vehicle industry. Prior to that time, from 2012 to 2014, he was the Chief Financial Officer and a member of the executive board of Drees & Sommer AG, a European consulting, planning and project management enterprise with responsibility for Finance & Controlling, M&A, Human Resources, Administration, and Internationalization Support. Mr. Drees held managerial positions in the Daimler Truck Group and at Mercedes-Benz Trucks from 1996 to 2006, including as Commercial Director of the Gaggenau Transmissions Unit and as Head of Commercial Vehicle Controlling. He was also a member of the Executive Board of TRATON SE (formerly Volkswagen Truck & Bus GmbH) and held several non-executive director seats, from 2015 to July 2020, including at Renk AG from 2017 to 2020. He studied business administration at the University of Stuttgart and received an MBA from Portland State University.

David Riemenschneider has served as our director since the consummation of our initial public offering. Mr. Riemenschneider has served as Chairman of the Automotive Transformation Group since July 2021, which seeks to revolutionize the vehicle sales process via online sales and value chain efficiencies. Mr. Riemenschneider has been, from 2013 to the present time, a private equity consultant who provides insight and analysis to automotive technology companies leading up to a management buy-out, and to financial buyers in evaluating automotive tech deals. He is the founder and President of D-Remo Consulting SASU. Mr. Riemenschneider worked for Ford Motor from 1985 to 2001 in the US and Europe in several key management positions before becoming the CEO of private-equity backed Clifford Thames in the UK from 2006 to 2013, which was involved in automotive content management and software-providing solutions to global OEMs on five continents. Mr. Riemenschneider led the development of a connected vehicle program at a T1 supplier in Germany in 2013. Mr. Riemenschneider worked on many advanced ADAS technologies during this time and started one of the first dedicated automotive technology focused M&A teams at the boutique investment bank Hampleton Partners in London in 2015. During this time, Mr. Riemenschneider also invested in and held board roles in other automotive and fintech related software firms, including the Chairman role at Inflexion Private equity’s Autofutura and G-Forces automotive software assets in the UK in 2019. Mr. Riemenschneider is also an automotive technology advisor to investment bank GCA Altium, and to Cerebri AI Inc. Mr. Riemenschneider holds a BBA from Eastern Michigan University and an MBA from the University of Detroit.

Philipp von Hagen has served as our director since the consummation of our initial public offering. Since March 2021, Mr. von Hagen serves as the Managing Partner of Future Industry Ventures S.à r.l., the General Partner of FIV Industry 4.0 Ventures Fund S.C.Sp., SICAV-RAIF, a pan-European fund for early and growth stage investments in industrial technologies. From March 2012 to June 2020, Mr. von Hagen served on the executive board of Porsche Automobil Holding SE, Germany, where he was responsible for developing and executing an investment strategy, a risk-return based management of investment portfolio as well as the exercise of ownership and shareholder rights. Prior to that time, between 1998 and 2012 Mr. von Hagen worked in Global Financial Advisory at Rothschild in London, United Kingdom, and Frankfurt, Germany. He began his career in corporate finance and equity capital markets at Daiwa Securities Limited, United Kingdom, in 1995 and became a founding member of the corporate finance advisory division of Intercapital Securities, United Kingdom, in 1997. Mr. von Hagen holds degrees in Economics from the London School of Economics and Political Science, United Kingdom, and from the University of Oxford, United Kingdom.

Number and Terms of Office of Officers and Directors

Our board of directors consists of five members. Holders of our founder shares appointed each of our directors prior to consummation of our initial public offering for a two-year term, and holders of our public shares do not have the right to vote on the appointment of directors during such term. The provisions of our amended and restated memorandum and articles of association regarding director term may only be amended by a special resolution passed by the holders of at least 90% of shares as, being entitled to do so, vote in a general meeting. Subject to any other special rights applicable to the shareholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board or by a majority of the holders of our founder shares. Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the board of directors.

Director Independence

NYSE’s listing standards require that a majority of our board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Messrs. Drees, Greenfield, Riemenschneider and von Hagen, is an “independent director” as defined in the NYSE listing standards and applicable SEC rules. Our audit committee and compensation committee are each entirely composed of independent directors meeting NYSE’s and the SEC’s additional requirements applicable to members of those committees. Our independent directors hold regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Pursuant to NYSE listing rules, we have established three standing committees — an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act, a compensation committee, and a nominating and corporate governance committee, each comprised of independent directors. Under Section 303A.00 of the NYSE Listed Company Manual, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements.

Audit Committee

We have established an audit committee of the board of directors. Messrs. Joachim Drees, David Riemenschneider, and Philipp von Hagen serve as members of our audit committee and Mr. Riemenschneider serves as the chairman of the audit committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Each such prospective member of our audit committee meets the independent director standard under NYSE listing standards and under Rule 10A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Mr. Riemenschneider qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Messrs. Drees and Riemenschneider serve as members of our compensation committee and Mr. Drees serves as the chairman of the compensation committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Each such person meets the independent director standard under NYSE listing standards and Rule 10C-1 of the Exchange Act applicable to members of the compensation committee.

We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation (if any is paid by us), evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations to our board of directors with respect to the compensation (if any) and any incentive-compensation of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Nominating/Corporate Governance Committee

We have established a nominating and corporate governance committee of the board of directors. The initial members of our nominating and corporate governance are Steven Greenfield and Philipp von Hagen. Mr. Greenfield serves as chair of the nominating and corporate governance committee.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

•        screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on the board of directors;

•        developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

Prior to our initial business combination, in the event of a vacancy in our board of directors, the nominating and corporate governance committee will also consider director candidates recommended for nomination by holders of our ordinary shares, for appointment by the remaining members of our board then still serving. During the entire period until our initial business combination, only holders of our Class B ordinary shares, and not holders of our Class A ordinary shares, will have the right to appoint members of our board.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the nominating and corporate governance committee considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more officers serving on our board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file.

During the year ended December 31, 2021, each of the officers and directors listed above under the table “Directors and Executive Officers”, as well as our Sponsor and its Delaware subsidiary (Spree Operandi U.S. LP) filed their initial Form 3s belatedly (in January 2022, instead of on December 15, 2021, on which our Class A ordinary shares were registered under the Exchange Act), and our Sponsor and its Delaware subsidiary, along with Eran (Rani) Plaut and Shay Kronfeld, also filed jointly their Form 4 belatedly, in January 2022 (reporting their purchase of private units concurrently with the closing of our IPO on December 20, 2022).

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees (our “Code of Ethics”). Our Code of Ethics is available on our website. Our Code of Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Ethics on our website.

Conflicts of Interest

Certain of our executive officers and directors have or may have fiduciary and contractual duties to certain companies in which they have invested. These entities may compete with us for acquisition opportunities. If these entities decide to pursue any such opportunity, we may be precluded from pursuing it. However, we do not expect these duties to present a significant conflict of interest with our search for an initial business combination.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        duty to not improperly fetter the exercise of future discretion;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which, under Cayman Islands law, is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders; provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be, subject to their fiduciary duties under Cayman Islands law, required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Name of Executive Officer or Director	Description of Fiduciary Duty, Contractual Obligation or other Material Management Position
Eran (Rani Plaut)	Co-founder and CEO of Polarity (developer of an electric VTOL aircraft); and executive chairman of Moodify (software tools for neuroscience-based materials used in driver monitoring systems).
Nir Sasson	Strategic Advisor, Business and Technology, at LeddarTech (sensing technology solutions for automotive market).
Shay Kronfeld	CEO at Pureplay Holdings LLC (handles all matters related to SPACs); and Founder and Managing Partner of Lynays Capital Limited (fundraises and advises growth-stage companies).
Joachim Drees

Managing Director of JD Invest & Advisory GmbH (personal investment entity); Managing Director of Drees Beteiligungs GmbH (limited partner of entity holding certain family assets); and certain restrictions under a termination agreement with TRATON SE, as described below.

Steven Greenfield

CEO of Automotive Ventures LLC (strategy consulting for automotive technology); Managing Director of Automotive Ventures Fund I, LP (venture capital fund focused on early-stage auto tech start-ups); board member of Lender Compliance Technologies (financial technology company focused on automotive lenders); and Managing Director at Progress Partners (investment bank).

David Riemenschneider

Chairman of Automotive Transformation Group (seeks to innovate vehicle sales process); advisor to GCA Altium (global investment bank); advisor and board member of Cerebri AI Inc. (designs and develops enterprise application software); and president (and sole owner) of D-Remo Consulting SASU (advisory & consultancy firm).

Philipp von Hagen

Managing director of Future Industry Ventures S.à r.l. (venture capital fund investing in pan-European industrial technologies); operator adviser to Assembly Ventures (venture capital fund that invests in and supports mobility sector companies); investor/board member of GFJ Acquisition I SE (a SPAC); and managing director at Highgate Capital Consulting GmbH (business advisory services).

Potential investors in our Class A ordinary shares should also be aware of the following other potential conflicts of interest:

•        None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see the biographical information under “Directors and Executive Officers” above.

•        Our Insiders have agreed to waive their redemption rights with respect to their founder shares and any public shares held by them in connection with the completion of the Business Combination. Our directors and officers have also entered into the letter agreement, imposing similar obligations on them with respect to public shares acquired by them, if any. Additionally, our Insiders have agreed to waive their redemption rights with respect to their founder shares if we fail to consummate our initial business combination within 15 months after the closing date of our initial public offering or during any Extension Period. However, if our Insiders acquired public shares as part of or after our initial public offering, they are entitled to liquidating distributions from the trust account with respect to such public shares if we fail to consummate our Business Combination within the prescribed time frame. If we do not complete our Business Combination within such applicable time period, the remaining proceeds of the sale of the private units that are held in the trust account will be used to fund the redemption of our public shares, and the private units will expire worthless. With certain limited exceptions, the founder shares and private units will be subject to the following transfer restrictions:

•        The founder shares will not be transferable, assignable or salable by our Sponsor, and will remain in escrow, until the earliest of (i) the one-year anniversary of the consummation of our initial business combination, (ii) the date on which the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing 150 days after our initial business combination and (iii) the date on which we consummate a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after our Business Combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

•        With certain limited exceptions, the private units will not be transferable, assignable or salable by our Sponsor until 30 days after the completion of our initial business combination. Since our Sponsor and officers and directors may directly or indirectly own ordinary shares and warrants following our initial public offering, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our Business Combination.

•        Our officers and directors may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether to proceed with a particular business combination.

•        Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•        Our officers and directors may have a conflict of interest with respect to their involvement in other special purpose acquisition companies seeking business combinations, but have agreed in connection with that potential conflict not to file publicly a registration statement for another such company until our company signs an agreement for an initial business combination transaction without the consent of the representatives.

The conflicts described above may not be resolved in our favor.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we would obtain an opinion from an independent investment banking firm or from an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.

In addition, our Sponsor or any of its affiliates may make additional investments in the company in connection with the initial business combination, although our Sponsor and its affiliates have no obligation or current intention to do so. If our Sponsor or any of its affiliates elects to make additional investments, such proposed investments could influence our Sponsor’s motivation to complete an initial business combination.

In the event that we submit our initial business combination to our public shareholders for a vote, our Sponsor has agreed (and its permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote their founder shares and any public shares held by them in favor of our initial business combination. Our directors and officers have also entered into the letter agreement, imposing similar obligations on them with respect to public shares acquired by them, if any.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Governing Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have entered into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We have also purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive Compensation and Director Compensation and Other Interests

None of our officers or directors has received any compensation for services rendered to us. Each of our independent directors invested, prior to the closing of our initial public offering, as a limited partner holding a minority, non-controlling interest in our Sponsor and will therefore hold an indirect interest in the founder shares held by our Sponsor’s subsidiary. In addition, our Sponsor, officers and directors, and any of their respective affiliates, will be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

Properties

We currently maintain our executive offices at 1922 Wildwood Place NE, Atlanta, GA 30324. Our executive offices are provided to us by our Sponsor at a minimal payment per month (included in the fee of up to $10,000 per month that we pay to our Sponsor for administrative and support services). Upon completion of our Business Combination or our liquidation, we will cease paying any of these monthly fees. Additionally, upon consummation of the Business Combination, the principal executive offices of New WHC will be located at 1300 Lydia Ave., Kansas City, MO 64106. We consider this office space adequate for our operations post-Business Combination.

Periodic Reporting and Audited Financial Statements

Spree has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Spree’s annual reports contain financial statements audited and reported on by Spree’s independent registered public accounting firm.

We are required to evaluate our internal control procedures as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, we applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We (or, following the Business Combination, New WHC) will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We (or, following the Business Combination, New WHC) will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

SPREE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “Spree,” “we,” “us” or “our” refer to Spree prior to the consummation of the Business Combination.    The following discussion and analysis of Spree’s financial condition and results of operations should be read in conjunction with Spree’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

We are a blank check company incorporated on August 6, 2021 as a Cayman Islands exempted company that incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We completed our IPO in December 2021, and since that time, we have engaged in discussions with potential business combination target companies. Our Sponsor is Spree Operandi, LP, a Cayman Islands exempted limited partnership.

The registration statement relating to our IPO was declared effective by the SEC on December 15, 2021. The sale in the IPO of 20,000,000 public units at a price of $10.00 per unit for $200 million in the aggregate closed on December 20, 2021. In addition, the Sponsor purchased in a private placement that closed concurrently with the IPO an aggregate of 945,715 private units at a price of $10.00 per unit, or $9,457,150 in the aggregate.

Following the closings, a total of $204 million from the proceeds of the initial public offering and the sale of the private units was placed in a U.S.-based trust account maintained by Continental, acting as trustee, and are invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market fund meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of (i) the completion of a business combination and (ii) the distribution of the trust account as described below.

Our Sponsor, officers and directors have agreed that we will have only 15 months from the closing date of our initial public offering to complete our initial business combination (subject to any Extension Period). If we are unable to complete our initial business combination within such 15-month period or any Extension Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses (which interest shall be net of taxes payable)) divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within our initial 15-month time period, our initial three-month Extension Period and any additional Extension Period. Our Sponsor has entered into a letter agreement with us, pursuant to which it has waived its right to liquidating distributions from the trust account with respect to its founder shares if we fail to complete our initial business combination within 15 months, our initial Extension Period and any additional Extension Period from the closing date of our initial public offering. However, if our Sponsor acquires public shares, it will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted 15-month time frame, our initial Extension Period and any additional Extension Period. Upon our announcement of the prospective Business Combination with WHC, we automatically qualified for an initial Extension Period of three months, whereby our deadline for consummating the Business Combination (or any other business combination) was extended to June 20, 2023.

We reviewed a number of opportunities to enter into a business combination with an operating business, and entered into the Business Combination Agreement on October 29, 2022. We intend to finance the Business Combination through a combination of (i) cash held in the trust account net of redemptions and deferred underwriting discounts and (ii) gross proceeds from the PIPE Financing, if any.

The issuance of additional ordinary shares in a business combination:

•        may significantly dilute the equity interest of investors from our initial public offering, which dilution would increase if the anti-dilution provisions of the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares;

•        may subordinate the rights of holders of Class A ordinary shares if preference shares are issued with rights senior to those afforded our Class A ordinary shares;

•        could cause a change of control if a substantial number of our Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•        may adversely affect prevailing market prices for our Class A ordinary shares and/or warrants.

Similarly, if we issue debt securities or otherwise incur significant indebtedness, it could result in:

•        default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is issued and outstanding;

•        our inability to pay dividends on our Class A ordinary shares;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Class A ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in our accompanying financial statements, at December 31, 2022 we had cash of approximately $7,000 and working capital deficit of $1,450,000. Further, we expect to continue to incur significant costs in the pursuit of our Business Combination. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

Results of Operations

We have not engaged in any revenue-generating operations to date. Our only activities since inception have been organizational activities and preparations for our initial public offering and, subsequent to our initial public offering, searching for, and due diligence related to, potential target companies with which to consummate a business combination transaction, our entry into the Business Combination Agreement and certain related agreements described in this proxy statement/prospectus, and activities related to the prospective Business Combination and accompanying potential financing arrangements. We have not and we will not generate any operating revenues until after completion of our initial business combination. We generate non-operating income in the form of interest income on funds held in our trust account after our initial public offering. There has been no significant change in our financial or trading position and no material adverse change has occurred since the December 31, 2022 date of our audited financial statements contained in this proxy statement/prospectus. After our initial public offering, which was consummated in December 2021, we have been incurring increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses related to our search for a target company and activities related to the prospective consummation of the Business Combination.

For the year ended December 31, 2022, we had a net loss of approximately $272,000, which consisted of approximately $3,098,000 of operating expenses, partially offset by $2,826,000 of net gains, dividends and interest on investments held in trust account. For the period from August 6, 2021 (inception) to December 31, 2021, we had a net loss of approximately $248,000, which consisted of approximately $248,000 of operating expenses.

Liquidity and Capital Resources

At December 31, 2022, we had approximately $7,000 in our operating bank account, and working capital deficit of approximately $1,450,000.

Prior to the completion of our initial public offering, our liquidity needs were satisfied from the availability of up to $300,000 in loans from our Sponsor under an unsecured promissory note under which we had initially borrowed $199,598 prior to the consummation of our initial public offering. The total balance owed under the note was repaid in full upon the consummation of our initial public offering.

Since our initial public offering, we have used the proceeds held outside of the trust account (the balance of which was $7,000 as of December 31, 2022) primarily in pursuit of our initial business combination and related financing plans. We have used funds held outside of the trust account towards pursuing the Business Combination and in connection with our entry into the Business Combination Agreement and the related agreements, and, subsequent to that time, for activities related to the prospective Business Combination. We cannot assure you that our plans to consummate the Business Combination (or any other business combination) will be successful.

In order to fund working capital deficiencies or finance transaction costs in connection with our initial business combination, our Sponsor may, but is not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside of the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. In lieu of cash repayment, upon the closing of our initial business combination, up to $1,500,000 of such loans may instead be converted into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private warrants (that are part of the private units) issued to our Sponsor. The terms of such loans by our Sponsor or an affiliate of our Sponsor, if any, have not been determined and no written agreements exist with respect to such loans.

As of the date of this proxy statement/prospectus, there are no amounts outstanding under any such loans from our Sponsor or its affiliates. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor, as we do not believe third parties are willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

We believe that we will need to request such loans from our Sponsor in order to satisfy our liquidity needs in our pursuit of an initial business combination, given the timing that we anticipate for the consummation of the prospective Business Combination. The costs of consummating the Business Combination (or another business combination) may be greater than what we currently estimate would be needed to do so. Consequently, if our Sponsor does not provide us with additional funding, we may have insufficient funds available to operate our business prior to our initial business combination. If we are unable to complete the Business Combination or an alternative initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Moreover, as part of the Business Combination, we expect to obtain additional financing from PIPE Investors in order to complete our initial business combination and because we may become obligated to redeem a significant number of our public shares upon completion of the business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. We cannot assure you that our plans to raise capital or to consummate the business combination will be successful.

Going Concern Consideration

As of December 31, 2022, we had approximately $7 thousand of cash and an accumulated deficit of $10,450 thousand. In connection with our assessment of going concern considerations in accordance with ASC 205-40, “Going Concern”, we will need to obtain additional funds in order to satisfy our liquidity needs. Since our inception date, our liquidity needs were satisfied through an initial capital injection from the Sponsor, followed by net proceeds from the private placement of the private units, as well as several borrowings of funds under promissory notes issued to the Sponsor (which borrowings were repaid upon the closing of our initial public offering). Spree’s management has determined that it will need to rely and is significantly dependent on amounts to be made available under future promissory notes or other forms of financial support to be provided by the Sponsor (which the Sponsor is not obligated to provide). Moreover, we have until June 20, 2023 (or up to any additional Extension Period, if applicable) to consummate the initial business combination. If a business combination is not consummated by this date (unless extended), there will be a mandatory liquidation and subsequent dissolution of the Company. Spree’s management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about Spree’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should Spree fail to obtain financial support or is required to liquidate after June 20, 2023. Spree intends to raise sufficient funds and complete the Business Combination (or an alternate business combination) before the mandatory liquidation date. However, there can be no assurance that Spree will be able to consummate any business combination by June 20, 2023, or that it will be able to raise sufficient funds to complete the Business Combination.

Related Party Transactions

Founder Shares

In August 2021, our Sponsor’s wholly-owned subsidiary purchased an aggregate of 5,750,000 founder shares for an aggregate purchase price of $25,000, of which 718,750 founder shares were surrendered for no consideration in November 2021, thereby yielding 5,031,250 founder shares purchased for an effective price of approximately $0.005 per share. On January 29, 2022, the underwriter’s over-allotment option to buy up to an aggregate of 125,000 additional Units expired unexercised. As a result, 31,250 of the original 5,031,250 Class B ordinary shares issued to our Sponsor, which were subject to forfeiture to the extent the underwriter’s over-allotment option was not fully exercised, were cancelled, leaving our Sponsor with 5,000,000 Class B ordinary shares.

The founder shares will convert into Class A ordinary shares on a one-for-one basis, at any time and from time to time at the option of the holder, or automatically on the day of completion of our Business Combination, as described herein.

Private Placement Shares

Substantially concurrent with the closing of our IPO, we completed the private sale of an aggregate of 945,715 private units to Spree Operandi U.S. LP, the wholly-owned U.S. subsidiary of our Sponsor, Spree Operandi, LP. The purchase price per private unit was $10.00, generating aggregate gross proceeds to us of $9,457,150. The warrants contained in the private units are identical to the warrants included in the units sold in the initial public offering, except that, for so long as they are held by our Sponsor or its affiliates: (1) they are not redeemable by the Company; (2) they may not (including the Class A ordinary shares issuable upon exercise of those warrants), subject to certain limited exceptions, be transferred, assigned or sold by our Sponsor until 30 days after the completion of our initial business combination; and (3) they (including the Class A ordinary shares issuable upon exercise of these warrants) are entitled to registration rights.

Related Party Loans

On August 22, 2021, the Company signed a promissory note, under which it could borrow up to a $300,000 principal amount from the Sponsor. Amounts drawn by the Company under the note were to be used to cover finance costs and expenses related to its formation and capital raise. The promissory note bears no interest and is payable on the earlier of (i) December 31, 2021, or (ii) the date of a capital raise (i.e., the closing of the IPO). On December 20, 2021, concurrently with the closing under the IPO, the Company repaid the Sponsor all of the principal amount due under the promissory note.

In addition, if our Sponsor, an affiliate of our Sponsor or certain of our officers and directors make any working capital loans, up to $1,500,000 of such loans may be converted into warrants, at the price of $1.00 per warrant, at the option of the lender. Such warrants would be identical to the private warrants contained in the private units. To the extent we issue ordinary shares to effectuate a business transaction, the potential for the issuance of a substantial number of additional Class A ordinary shares upon exercise of these warrants or conversion rights could make us a less attractive acquisition vehicle to a target business. Any such issuance increases the number of issued and outstanding Class A ordinary shares and reduces the value of the Class A ordinary shares issued to complete the business transaction. Therefore, our warrants and founder shares may make it more difficult for us to effectuate a business combination or increase the cost of acquiring the target business.

Administrative Support Agreement

Commencing on the date the registration statement relating to our IPO became effective through the earlier of consummation of the initial business combination and our liquidation, we reimburse our Sponsor for office space, secretarial and administrative services provided to us in the amount of $10,000 per month. During 2022, we incurred approximately $120,000 for these services, which amounts are included in operating expenses in the accompanying statement of operations for the twelve months ended December 31, 2022.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay our Sponsor a monthly fee of $10,000 for office space, and administrative and support services, provided to our company. We will continue to incur those monthly fees until the earlier of the completion of a business combination and our company’s liquidation. We are also obligated to pay Stifel, the representative of the underwriters in our IPO, a deferred underwriting fee of $9.0 million, which represents 4.5% of the gross proceeds of our IPO, which is payable upon — and subject to — the consummation of our initial business combination transaction.

Registration and Shareholder Rights

The holders of Spree’s Class B ordinary shares, private units and warrants that may be issued on conversion of working capital loans (and any ordinary shares issuable upon the exercise of the private units or warrants issued upon conversion of the working capital loans and upon conversion of the founder shares) are entitled to registration rights pursuant to a registration rights agreement that was signed at the time of the IPO requiring us to register such securities for resale. The holders of these securities will be entitled to make up to two demands, excluding short form registration demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We granted the underwriters of our IPO a 45-day option from the final prospectus relating to our IPO to purchase up to 2,625,000 additional public shares to cover over-allotments at the IPO price less the underwriting discounts and commissions. The underwriters exercised this over-allotment option with respect to 2,500,000 of the 2,625,000 units.

The amount of the deferred underwriting commissions payable to the underwriters will not be adjusted for any shares that are redeemed in connection with a business combination and such amount of deferred underwriting discount is not available for us to use as consideration in an initial business combination. If we are able to consummate an initial business combination, the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay and the payment of the deferred underwriting commissions.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds from our initial public offering and the sale of the private units held in the trust account are invested in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there is no associated material exposure to interest rate risk.

Critical Accounting Policies

The financial statement has been prepared in accordance with U.S. GAAP and the regulations of the SEC. The significant accounting policies used in the preparation of the financial statement are as follows: The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on the Company’s financial statement.

Functional currency

The U.S. dollar is the currency of the primary economic environment. The Company’s financing and operational costs are denominated in U.S. dollars. Accordingly, the functional currency of the Company is the U.S. dollar.

Foreign currency assets and liabilities are translated into the primary currency using the exchange rates in effect on the balance sheet date. Currency transaction gains and losses are presented in financial expenses, as appropriate.

Cash and cash equivalents

Spree considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

Accrued expenses

Spree accounts for all incurred expenses which have yet to be paid as accrued expenses.

Investment Securities Held in Trust Account

As of December 31, 2022, Spree held deposits of approximately $206,826,000 in a treasury money market trust account. Money market funds are characterized as Level 1 investments within the fair value hierarchy under ASC 820.

Upon the closing of the IPO and the concurrent private placement, Spree was required to place net proceeds of the IPO and certain of the proceeds of the private placement in a trust account. The proceeds held in the trust account are invested only in specified U.S. government treasury bills or in specified money market funds registered under the Investment Company Act and compliant with Rule 2a-7. Unless and until Spree completes the Business Combination, it may pay its expenses only from the net proceeds of the private placement of approximately $1 million held outside of the trust account, which remained after the payment of offering expenses (not including deferred underwriting commission) upon the closing of the IPO and the partial exercise of the underwriter’s over-allotment option.

Class A Ordinary Shares Subject to Possible Redemption

All of the 20,000,000 Class A ordinary shares of $0.0001 par value each, sold as part of the Units in the IPO, contain a redemption feature. In accordance with FASB ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of FASB ASC 480. Although the Company has not specified a maximum redemption threshold, its articles of association provide that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5 million. Accordingly, on December 31, 2022, 20,000,000 Class A ordinary shares included in the Units were classified outside of permanent equity at their redemption value of $10.34 per share.

Net Earnings (Loss) Per Ordinary Share

Net earnings (loss) per ordinary share of Spree is computed by dividing net earnings or loss by the weighted-average number of ordinary shares outstanding during the relevant period. Our statements of operations include a presentation of net earnings (loss) per share for the Class A ordinary shares subject to redemption, as well as net earnings (loss) per share for the non-redeemable Class A ordinary shares and Class B ordinary shares held by the Sponsor. Losses or earnings are allocated pro rata (excluding the interest earned on marketable securities held in the trust account) between the two groups of Spree’s ordinary shares, based on the weighted average number of such shares that were outstanding during the year ended December 31, 2022. Following that allocation, the interest earned on marketable securities held in trust account (being the accretion to redemption value of the Class A ordinary shares subject to possible redemption) is fully allocated to the Class A ordinary shares that are subject to redemption.

Consequently, net earnings per ordinary share, basic and diluted, for Class A ordinary shares that are subject to possible redemption was $0.02 and $2.60 for the year ended December 31, 2022 and the period from August 6, 2021 (inception) to December 31, 2021, respectively. On the other hand, the non-redeemable Class A ordinary shares and Class B ordinary shares held by the Sponsor realized a net loss per ordinary share, basic and diluted of ($0.12) and ($0.82) for the year ended December 31, 2022 and the period from August 6, 2021 (inception) to December 31, 2021, respectively.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2022, the carrying values of cash, prepaid expenses and accrued expenses approximate their fair values due to the short-term nature of the instruments. Spree’s investments held in trust account are comprised of investments in U.S. Treasury securities with an original maturity of 180 days or less and are recognized at fair value. The fair value of investments held in trust account is determined using quoted prices in active markets.

Recent Accounting Pronouncements

Spree’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on its accompanying financial statements.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

Spree had no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2022. Spree does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. Spree has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We elected to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company,” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the executive officer compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

INFORMATION ABOUT WHC

Business Summary

Unless otherwise indicated or the context otherwise requires, references in this Business Summary section to “WHC,” “we,” “us,” “our” and other similar terms refer to the mobility business as operated by WHC and its consolidated subsidiaries prior to the Business Combination.

Overview of WHC Holdings

WHC Worldwide, LLC was formed in January 2018 to develop a platform capable of operating local mobility service providers more effectively and efficiently. Combining our experience of acquiring and operating traditional taxi fleets with our proprietary technology-based shared infrastructure, we are consolidating the local mobility service market and driving greater technology adoption and other operating efficiencies. We believe we have created what is already the largest taxi fleet operator in the U.S. We are a company led by a tenured management team with decades of experience in the ground transportation industry and a proven track record of owning and operating successful transportation companies.

Since our founding, our goal has been to build a national network of taxi operators and transportation service providers. We have built this network primarily through acquisitions of taxi fleet assets in target cities, having completed 29 acquisitions to date. We have grown the number of cities in which we operate from 27 cities, with approximately 2,750 vehicles and 2,700 contracted drivers at December 31, 2021 to 30 cities with more than 2,900 vehicles and over 3,170 contracted drivers on our platform, as of December 31, 2022. We provide enterprise mobility services to nearly 1,100 corporate clients, including large hospital networks, local transportation authorities, and national Non-Emergency Medical Transportation (NEMT) brokers. While we have established scale, zTrip and our other brands still have significant expansion opportunities. For zTrip, for instance, we have already identified more than 100 additional U.S. cities that meet our criteria for market expansion through acquisition.

We are focused on secondary and tertiary metropolitan areas in the U.S. that have at least 200,000 in population. We could also enter major ride-on-demand markets such as Boston, New York, Los Angeles, Chicago, San Francisco, Miami and others if or when opportunities arise that outweigh the intensive competition and more extensive operating requirements in these markets. In addition to population size and density, competition and other similar factors, other features of target cities include: large hospitals, universities, blue collar retirees, state capitals, high levels of tourism and areas of metropolitan density.

Our industry position and expanding national reach provide us with several competitive advantages to continue to grow our transportation network by leveraging our large scale fleet and infrastructure network, targeted driver recruitment platform and ability to quickly and efficiently establish a presence within new cities. In addition to our mix of enterprise contract business, another attractive component of our business model is our drivers’ ability to establish long-standing relationships with riders. Unlike the Transportation Network Company (TNC) model (e.g., Uber and Lyft), zTrip drivers are encouraged to develop personal relationships with their clients and take their bookings directly. This is an important differentiator in that the market has shown many riders prefer to use known and self-selected drivers, especially with services for students and the elderly. This operating model energizes our driver partners to spread the zTrip brand and truly serve as zTrip ambassadors. While we primarily operate on a model differentiated from the TNC model, we do also offer some services as a TNC when it is more advantageous to do so, such as in Indiana, Missouri and Pennsylvania.

The proprietary technology infrastructure platform we use across our business lines was developed by our in-house IT team, is central to the operations of our business and is a key enabler of our M&A strategy. The system tracks the behaviors and performance of our drivers and vehicles to ensure the safety of our drivers, employees and riders, as well as promotes timely and efficient dispatch of our services. A key element of our platform is zMetricz, which is an analytics tool providing insights on the data collected from the use of our services that establishes driver and rider safety and the efficient operation of services, and also helps our drivers optimize their own incomes while working on our platforms.

We currently generate revenue primarily from: (i) fees we charge drivers for operating on our platform using either our vehicles or driver-owned vehicles; (ii) fees we charge corporate clients for administering transportation services through our fleet; and (iii) fees we charge customers for mobility services provided by our employed drivers. We also anticipate that we will generate revenue from the sale of vehicles retired from our vehicle fleet, and tangential revenue from products and services related to the sale of used vehicles, through our Silver Lining Motors dealership network that we plan to launch in the summer of 2023. We believe that we are in the early stages of capitalizing on the many potential revenue opportunities that exist across our expanding network.

Since our founding in 2018, we have focused on establishing our platform and the growth of our business. For the year ended December 31, 2020, we generated revenues of $57 million, which represented 52% increase over the year ended December 31, 2019. For the year ended December 31, 2021, we generated revenue of $68 million, representing 20% growth year over year. For the year ended December 31, 2022, we reported revenue of $83 million, a 22% increase over 2021. Despite the headwinds caused by COVID-19 throughout the ground transportation industry, we were able to complete several strategic acquisitions and increase our profitability in 2021. We continued to grow in 2022, with improvements in the taxi fleet operations and enterprise contract business-to-business services, as well as acquisitions providing access to additional markets. We continue to see organic growth opportunities within our existing operations and can introduce our full suite of service offerings to each of our new and existing markets.

We operate our business under two segments:

Taxi

Our Taxi segment offers solutions to riders that require transportation services on an on-demand basis from drivers we have qualified for our platform who are using our fleet of owned vehicles or vehicles they own that have been qualified for use in our system. Riders can access our services directly from our drivers 24/7 through the wide range of channels offered on our platform, including on-demand or in advance booking via our mobile app, call center or hailed in-person on location. Revenue in this segment is primarily generated from: (i) the driver lease fees that our drivers pay us to use our vehicles and our technology platform; (ii) owner fees that drivers who choose to use their own vehicles pay us to use our technology platform; and (iii) voucher processing fees we receive from corporate and other enterprise clients who pay us for contracted services following receipt of such services from contracted drivers.

For riders, our Taxi segment offers several benefits relative to other TNC players, including no surge pricing, no premium pricing for advanced reservations, and the ability to consistently use the same driver, among others. For drivers, we offer several benefits relative to other TNC players, including the ability to develop their own clientele, the ability to access reliable and incremental demand through our enterprise contracts and the ability to utilize the WHC vehicle fleet instead of a driver-owned vehicle. We recruit individuals who have experimented with “gig” transportation work and desire a full-time career with the opportunity to build their own business and clientele. The increased earnings drivers can achieve on our platform reduces driver turnover and generates organic growth.

We believe our Taxi segment is positioned to consolidate fragmented areas of the passenger ground transportation industry. As demand increases, group routing and specialized dispatch services are critical components to overall cost reduction for enterprise customers. Our platform has been developed to enhance service delivery and cost efficiency in this segment. We offer multilingual, 24/7, live call center support for our specialized transportation offerings to help ensure the expedient and high levels of service required by many riders in this segment. Importantly, we believe the enterprise segment is not well served by the TNCs.

Other

Our Other segment consists of pre-arranged or charter services that we provide through drivers who are full time employees of WHC companies who are using our fleet of leased or owned vehicles. These services are offered to fulfill transportation contracts with customers who require that drivers be full time employees, either due to their own requirements or regulatory requirements. Our platform has also been developed to enhance service delivery and cost efficiency in this segment, especially in the NEMT market segment. We offer the same multilingual, 24/7, live call center support for our specialized transportation offerings in our Other segment as provided in our Taxi segment. In addition, our Other segment allows us to compete for enterprise customers and fixed contracts that other TNCs cannot fulfill because they do not employ full time drivers or offer shuttle buses, limousines, motor coaches or limousine buses.

Our Other segment also provides a variety of advance ride scheduling services operating through our affiliated brands and services, including: (i) SuperShuttle — airport-focused shuttle booking service, currently operating at over 80 airports across North America and growing rapidly and (ii) ExecuCar — affiliated fleet operators of black cars, minibuses and limousines in over 65 cities (which is offered under the zTrip Black Car name in certain markets). We designed these services to eliminate the price anxiety and vehicle availability uncertainty for airport transfers by allowing riders to book confirmed rides in advance. When booking rides to and from the airport pricing is pre-set and not subject to increases due to price surges.

In addition to more traditional transportation services for retail riders through zTrip, SuperShuttle and ExecuCar, we also offer enterprise mobility solutions for the specialty transportation market. These market segments require specialized solutions and high levels of service for corporate and other enterprise clients, with fee structures based on fixed contracts. Examples of the enterprise mobility solutions we provide for the specialty transportation market include:

•        Student Transportation

•        On-Demand Wheelchair Service

•        Airport Transportation

•        Employment Shuttles

•        NEMT Services

•        Microtransit

Our Other segment also includes revenue from our activities outside of our ride-on-demand services offerings, including the sale of retired zTrip vehicles from our owned fleet and the white labeling of our technology platform to fleet operators in geographies in which we do not compete. In summer 2023, we plan to open our first Silver Lining Motors used car dealership in Kansas City, Missouri. We intend to source used vehicles from our existing supplier relationships. We believe our increased purchase volume will allow for larger discounts per vehicle for our Taxi segment and will serve as a central location to offer “buy here/pay here” sales of retired zTrip vehicles. We also anticipate tangential revenue from products and services related to the sale of used vehicles through our Silver Lining Motors dealership network.

Our Integrated Platform

Our Company is comprised of an expanding network of complementary mobility services that operate locally, but are integrated on one platform and supported by a common technology and services infrastructure. The coupling of our broad network of services with integrated technological infrastructure collectively drives significant synergy opportunities for our business, riders, drivers and partners.

We are committed to providing an increasingly large national rider base with reliable, safe and cost-effective transportation and mobility services. We accomplish this in a variety of ways, including leveraging data and technology to enhance our recruiting, training and monitoring of our expanding network of qualified drivers. We utilize our scale and experience to effectively acquire and maintain a reliable fleet of vehicles and develop a common set of technological infrastructure that improves the overall rider experience and delivers operational efficiencies.

Our value is further enhanced by our work with corporate and other enterprise clients, which makes up a significant portion of the business completed by our drivers. Our mix of corporate and retail business enhances our ability to quickly grow in acquired markets. We have developed a unique model that allows for customization of services for specific client needs. Our multi-channel booking platforms have been created to tailor a suite of services for our corporate clients. This includes black car service for executives, group shuttle service for training sessions, convention shuttles and customized sightseeing tours. Our dispatch services can also monitor individual reservations from a client’s employees, and provide suggestions for cost-saving group loading trips.

We believe that our common technology backend infrastructure, including the data underlying it, is one of the key drivers fueling our growth and market leadership. The insights garnered from our zMetricz analytics platform help us optimize our fleet for efficiency and profitability, while helping drivers maximize their own incomes. zMetricz provides true benchmarking among all of our operations and allows our general managers to focus on areas for improvement. Driver safety scores, vehicle maintenance costs, trip response times and driver efficiency rates are just a few of the areas that are updated in real-time on the zMetricz platform. zTrip also installs telematics and in-vehicle camera systems (where permitted) in all of our vehicles. This data is fed to the zMetricz system and helps us to assess and remove drivers from the platform that may pose a higher safety risk based upon the data collected. zMetricz also allows staff to coach drivers on more efficient methods to boost their earnings, thus further increasing driver retention rates. As a result, zMetricz is a core enabler of our strong driver retention rates.

We are building the zMetricz platform as the base of our technology suite. When we enter new markets we can quickly benchmark staff and drivers to maximize profits and efficiency. We can also use zMetricz for A/B testing purposes to validate new operating methods or innovations. In the future, we believe zMetricz will enable additional revenue streams through data monetization and expansion across our core markets and potentially in global markets.

In addition, in January 2022, together with our subsidiary WHC zShuttle, LLC (“zShuttle”), we acquired a 40% interest in the entity that owns the CCSi Call Center located in Utah, and we are entitled to our respective share of all net profit distributions from this entity. The CCSi Call Center is a national call and dispatch center providing full-service, turnkey reservation, dispatch and back office services to taxi companies nationwide.

Industry Dynamics

We operate in the mobility services industry and are leveraging exciting tailwinds across the transportation industry and within the automotive technology and freelance work sectors to expand and grow our business. We have successfully positioned our business to benefit from numerous pronounced trends, including:

Scale and growth of the worldwide taxi market:    Transportation is a large and growing market. According to the latest data from the U.S. Bureau of Labor Statistics, transportation was the second largest household expenditure after housing and was almost twice as large as healthcare and three times as large as entertainment. According to Statista Research, the worldwide ride-hailing & taxi market was valued at $276 billion in 2022 and is estimated to reach $369 billion by 2026, representing a CAGR of 7.5% over the forecasted period. The United States ride-hailing & taxi market was valued at $61.9 billion in 2022 and is expected to grow to $74.5 billion by 2026, representing a CAGR of 4.7% over the same period. According to IBISWorld, the United States taxi market alone is valued at $41.7 billion in 2022 and is expected to grow to $46.6 billion in 2027, representing a forecast period CAGR of 2.3%. Market growth is driven primarily by population growth, greater price competition for ride-hailing and taxi services driving demand and the increasing penetration rate of ride-hailing and taxi service users, which in the United States is expected to grow from 27.8% in 2022 to 28.4% by 2026 according to Statista Research.

We believe that WHC currently addresses a significant portion of this large market, and we intend to further expand our offerings and international presence to capture more of this opportunity. In addition to this retail market, we also believe that we have a significant incremental opportunity to address transportation spend by businesses and organizations (i.e., enterprise mobility solutions in our Other segment), which already makes up a meaningful portion of our revenues.

The worldwide mobility sector was negatively affected by COVID-19, which resulted in lockdowns and limited demand for transportation services. The increased risk connected with crowded places and the implementation of social distancing measures hampered industry expansion, as consumers reduced their travel and consumer preferences switched towards the use of personal vehicles. Despite this, we were able to grow our business as a result of market consolidation and the operational improvements we were able to bring to the operators we acquired. Moreover, customer demand is progressively returning to the market, with the reduction of lockdown requirements and the availability of COVID-19 vaccinations, although it is difficult to predict the future impact of COVID-19.

The transportation and mobility industry is in the early stages of a major transformation:    The automotive industry is rapidly evolving on numerous fronts. The integration of technology into the transportation industry has significantly expanded total addressable market (TAM) by making ride-hailing more affordable and accessible to consumers across the globe. As more consumers join TNC platforms they begin to expect the availability of a safe, cost-effective and convenient ride. Due to the rise in prices charged by the TNCs, amongst other factors, riders have begun looking for alternative transportation services. We believe that taxi providers, such as WHC, are regaining market share from competitors because such providers are able to provide a reliable and economical solution with, in our case, a seamless user experience through our technological platform. Our technology stack was developed based on our extensive experience with corporate clients who consistently requested a low-cost and modular platform that could be customized to fit their needs. This has proven effective when competing for contract work against the TNCs.

Ubiquitous and high-speed internet connectivity and powerfully connected mobile devices are dramatically changing how consumers consider their available transit options and access transportation. As these behaviors have evolved, providers of mobility services have significantly changed consumers’ habits, especially in the secondary and tertiary metropolitan markets. Statista Research estimates that 65% of the revenue generated by ride-hailing & taxi operations in the U.S. in 2022 will come from online sales with an expected increase to 71% in 2026. As an operator of mobility services that leverage digital platforms, including mobile apps and digital payments, we believe that we benefit from the growing amount of time spent online and from dollars spent on digital platforms. We provide full access to our services to riders that do not have access to a smartphone or credit card through our 24/7 call center and the ability of our drivers to accept cash payments.

Workers are demanding careers with greater flexibility and more entrepreneurial opportunities:    In recent years, workers are increasingly gravitating to careers that provide greater flexibility in terms of location and hours, and are seeking more entrepreneurial opportunities that allow them to pave their own career paths. This trend has resulted in more individuals considering the vehicle for hire industry. TNCs significantly lowered the barrier to entry for additional mobility providers. The TNC operating model also afforded new entrants the ability to experience being a mobility service driver with no financial commitment or time obligation. The increased supply provided by these individual workers directly led to increased demand for mobility services. New workers who decided to make mobility their primary source of income also started to experience the true cost of car ownership in a commercial environment. WHC’s model provides workers with an opportunity for increased income per trip, without the expense and risk associated with using their own vehicle.

Our Strengths

We believe that the following strengths provide us with long-term competitive advantages:

The largest taxi company in the U.S.:    Based on market study statistics provided by our national and international trade associations, we believe that we are currently the largest operator of taxi fleets in the U.S. The trade associations, The Transportation Alliance and the Airport Ground Transportation Association, recognize our Company as the largest operator of taxicabs in the U.S. This leadership position provides us with a number of benefits, including: (i) improved demand and market share as our zTrip brand becomes more recognizable on both a local and national scale; (ii) greater purchasing power of key inputs such as fleet vehicles, replacement parts and insurance; (iii) more efficient driver recruiting as a result of our improved brand recognition and market share, as well as from a greater amount of data to use for recruiting purposes; and (iv) the ability to leverage local corporate relationships on a national scale.

Proven platform effective for operating in diverse local markets:    While we are not a franchisor, similar to other large franchisors in the retail and hospitality industries, we believe that we operate the most comprehensive national platform for local taxi operations. For instance, we have developed call center, dispatching, routing, accounting, marketing, recruiting and other systems that can efficiently and effectively integrate local operators. These systems have the proven ability to improve local operations, as well as spread the financial costs across a wider national footprint. This platform is a competitive differentiator and makes us well-positioned to continue to consolidate local operators in existing and new cities.

Leading driver recruitment and retention:    We believe that we have developed one of the most effective driver recruiting and retention models in our industry. We use our zMetricz system to identify the top performing drivers and use this data to target similar individuals in our recruiting efforts. We also target “gig” workers who spend more than 40 hours per week driving on various platforms, such as the TNCs. In the twelve months ending December 31, 2022, we received applications from more than 64,000 individuals, which was a 74% increase over the prior year. Taxi companies typically experience lower recruiting volumes during periods of low unemployment. However, with the successful implementation of our targeted recruiting system, we are currently seeing the strongest demand from drivers in our Company’s history. Drivers are drawn to the zTrip platform due to the favorable economics for drivers and because of our use of data and targeting in our sophisticated recruiting strategies.

The increased recruiting efforts and larger applicant pool offer flexibility to be selective in the candidates we onboard and with whom we choose to contract. This selective strategy has allowed us to reduce our overall accident claim frequency and expense by quickly removing unsafe drivers from the platform.

Experience servicing enterprise clients:    We believe that our experience serving the enterprise mobility market, which includes contracts with large government agencies, healthcare systems, school districts and other local enterprises, is a key strength and differentiator for our platform. These contracts require specialized vehicle and driver certifications that cannot be well-serviced by more traditional TNCs. In contrast to TNCs, all zTrip drivers complete an in-person orientation with members of our local operations staff. Special learning courses have been created to enhance the drivers’ ability to transport disabled and elderly passengers as well as students. There are several benefits that our focus on serving the enterprise market provides, including: (i) enhanced revenue visibility given the contractual nature of this business; (ii) improved driver retention as these contracts provide recurring business for drivers; (iii) the ability to leverage our successful enterprise model and current network of enterprise contracts when entering new cities and geographies; and (iv) brand awareness that leads to additional retail demand.

Established expansion strategy when entering new markets:    Since our founding in 2018, we have emphasized development of an acquisition strategy that allows us to quickly and profitably expand into new markets. After acquiring a historical operator in the area, we are able to rapidly establish scale by pulling a multitude of levers, including: (i) reducing operating costs by utilizing our existing platform of strategic investments in insurance and call center infrastructure; (ii) leveraging enterprise contracts in other cities to immediately expand ride count; (iii) generating new trip demand from our SuperShuttle and ExecuCar businesses; and (iv) upgrading the fleet through our volume purchase discounts.

Management team of industry veterans with extensive expertise:    Our management team is comprised of a combination of seasoned taxi industry professionals, serial entrepreneurs and technology leaders within the mobility sector. We seek to maximize individual expertise in our focus areas to assemble complementary skill sets to take advantage of our integrated platform, and to achieve outstanding results for our business and our stakeholders. We embrace the talents and ideas of colleagues with diverse backgrounds, experiences and perspectives to drive innovation and success. Given the national and distributed nature of our business, our team is located throughout our key geographic areas, including Kansas City, Baltimore, Phoenix, Pittsburgh and Denver. Our national footprint and local market presence provide us with a large network of talent and service providers that enable us to stay abreast of market-specific trends in the mobility and taxi industries.

Our team is often quoted and interviewed in the press and has experience acquiring and integrating acquisitions and building growing and profitable companies. Our executives have held senior positions at major transportation companies such as Transdev and Coach USA, as well as several information technology firms specializing in software development.

Our Growth Strategy

We intend to deploy the following strategies to grow our portfolio of businesses:

Expanding the number of markets we operate in, including through continued market consolidation:    Since our founding in 2018, we have completed 29 acquisitions across 30 cities and 16 states and have consolidated these local operators onto our technology platform. Our pace of consolidation remains brisk, with three acquisitions completed in 2022. We have found consolidation to be the optimal strategy for expansion into new geographic markets given: (i) each local market tends to have a single primary provider or providers who do not deliver a broader service offering similar to ours; (ii) our platform and expertise are able to meaningfully improve the operating and financial performance of the existing operators; and (iii) we have demonstrated historical success in adding new operators to the platform and quickly enhancing the efficiency of past operations.

We have identified more than 100 additional cities in the U.S. that we believe are strong fits for our platform and business model. In addition, we are exploring expansion into select markets in Canada, Mexico and other countries. We plan to leverage our industry relationships and market expertise to continue to expand into these and potentially other new markets globally as the business scales.

Growing the size of our operations in existing markets:    We have produced, and expect to continue to produce, consistent, and in many instances accelerating, growth in the new markets we enter both within the first year of operations, following an acquisition and thereafter. During 2022, we reported a 6% year over year growth in the markets we have owned-and-operated for at least the last two years. We have produced this growth as a result of several factors, including: (i) improved driver recruiting; (ii) ability to profitably increase fleet size; (iii) expansion of enterprise mobility solutions contracts with participants in the specialty transportation market; and (iv) increased rides generated from our SuperShuttle business, among other factors.

We plan to continue to grow the size of our business in existing local markets by leveraging many of the same factors that have driven growth previously. In addition to those factors, we also intend to introduce new vectors of growth into these markets, including launching SuperShuttle and ExecuCar services in markets where we do not currently provide these services. Additionally, we will be deploying our new zShip package delivery service in select markets. zShip provides on-demand or pre-scheduled package deliveries that are requested via mobile application and offers real time tracking from pickup to delivery.

Growing our enterprise partnerships:    Unlike many of our competitors, we have focused on developing our enterprise mobility solutions services in our Other segment in certain key markets. Examples of new enterprise mobility solutions contracts include: (i) microtransit services in Missouri and Kansas; (ii) transit services in Ft. Collins, Colorado; and (iii) a multi-year employee shuttle service in Kansas City, Missouri. Enterprise mobility solutions contracts now generate a significant portion of our revenues. We expect our enterprise mobility solutions in our Other segment to continue to produce steady growth in the future as we generate new contracts in existing markets and leverage our expertise and relationships to sign enterprise mobility solutions contracts in newly entered geographies.

Expanding our SuperShuttle services and ExecuCar offerings:    Our SuperShuttle brand, which provides advanced reservation services primarily for airport pickup and drop-off, uses an affiliate model whereby we offer pre-paid reservations and technology services to our local partners that supply the vehicles and drivers to provide the requested service. Today, the SuperShuttle brand operates in more than 80 airports across North America. Our growth strategy includes expanding the SuperShuttle services into new markets, including markets where we already operate a taxi service.

We have developed a plan to add ExecuCar service to each of our existing taxicab markets. We expect this will create a new revenue stream by recruiting new and existing operators to join our platform. We believe adding this business line to our existing operations will lead to improved gross margins.

In summer 2023, we plan to open our first Silver Lining Motors used car dealership in Kansas City, Missouri. We intend to source used vehicles from our existing supplier relationships. We believe our increased purchase volume will allow for larger discounts per vehicle. We plan to also offer “buy here/pay here” sales of retired zTrip vehicles.

Competition

The mobility and taxi services industries in which we participate are highly competitive. We face competition from alternative providers of the mobility services we offer and from other forms of transportation. New competition has entered the market in recent years as the TNC model has emerged.

In our Taxi segment, we face competition from other traditional taxi operators, which are often locally owned and operated, and lack the scale and resources to compete with national platforms or technology-focused operators. We also compete with TNCs, such as Uber and Lyft, which leverage mobile app technology and freelance drivers that often provide their own vehicles. TNC providers have become more popular in recent years as a result of the convenience of the on-demand mobile app-based experience, which has become an expectation for many riders. We believe that in order to remain competitive in the current market landscape we must continue to develop our technological infrastructure to enhance the driver and rider experience, as well as continue to leverage our deep transportation expertise to run an efficient and profitable business model.

In our Other segment, we face competition from a few large national operators and additionally from hundreds of very small “mom & pop” operators. Our independent contractor model allows us to compete well against the larger operators, which typically utilize a higher cost and lower productivity employee driver model. When competing against smaller local operators, our technology offerings and routing solutions are differentiators for service delivery to the client. In our SuperShuttle and ExecuCar businesses, we also face competition from the TNC providers, international chauffeur networks such as Carey International and Addison Lee, and numerous small local operators. Our SuperShuttle and ExecuCar offerings have been in existence for more than 30 years. The brand equity is significant and historically has generated swift demand when activated in a new city. We expect this demand will increase as we acquire additional locations. Our technology offering that powers this service was developed in-house, resulting in lower operating costs and fees to our affiliates.

Acquisition Strategy

Since our founding in 2018, we have completed 29 acquisitions, primarily acquisitions of taxi fleet assets in various U.S. cities. In each acquired city, we have expanded the taxi fleets and increased rider demand. Our unique ability to acquire underperforming taxi assets and create organic growth allows us to continually expand and reinvest in our fleet and operations without the need for outside financing. To wit, we have funded all of our vehicle purchases and acquisitions completed since January 1, 2021 with cash generated from our operations. Our acquisition model was developed to be accretive to earnings — immediately or in the short term — and reduce the risk of market turmoil. We take into consideration many factors related to the specific acquisition targets, focusing on potential organic and inorganic growth opportunities and leveraging our vast experience in the space.

Sales and Marketing

We market our offerings to platform users directly through brand advertising and direct marketing. We use broad-based promotional campaigns to promote opportunities our platform provides. Our direct marketing primarily consists of consumer discounts, promotions, and referrals. We attract consumers through sponsored search, social networking sites, email marketing campaigns, and other similar initiatives. We have focused on optimizing our performance marketing spend. We leverage the staff and infrastructure already maintained in each city in which we operate to competitively bid on available enterprise contracts. We have also integrated with several technology partners to provide uniquely designed service offerings for transit agencies.

Technology Infrastructure

Our network of complementary mobility services operates locally but is integrated on one platform and supported by a common technology and services infrastructure. We believe that our common technology backend infrastructure, including the data underlying it, is one of the key drivers fueling our growth and market leadership. Our offerings are built on a scalable technology platform that enables us to manage peaks in demand.

We have developed our infrastructure to be highly automated, enabling us to improve our platform and add new features with rapid velocity. We currently use third-party cloud computing services located in the United States and abroad. These partnerships allow us to quickly and efficiently scale up our services to meet spikes in usage without upfront infrastructure costs, allowing us to maintain our focus on building great products.

We designed our platform with multiple layers of redundancy to guard against data loss and deliver high availability. Incremental backups are performed hourly or more frequently and full backups are performed daily. In addition, as a default, redundant copies of content are stored independently in at least two separate geographic regions and replicated reliably within each region. We are also investing in iterating and continuously improving our data privacy and security foundation and continually review and implement the most relevant policies.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual property rights (e.g., trademarks, copyrights, and trade secrets, including know-how and expertise) and contracts (e.g., license agreements, confidentiality, and non-disclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements and other similar contractual rights). We generally control access to and use of our proprietary technology and other confidential information with internal and external controls, including network security and contractual protections with employees, contractors, and partners, and our software is protected by applicable copyright laws.

See the sections titled “Risk Factors,” including the subsections titled “Risk Factors — Risks Related to WHC’s Business, Operations and Industry — Our ownership of the proprietary source code and other intellectual property that we use in the business may be challenged and subject us to adverse effects.” for additional information about the risks to our business associated with the protection of our intellectual property.

Human Capital

Our people are critical to the success and the pursuit of our mission. Our employees are committed to our mission to enhance the lives of our riders, driver partners and employees. We strive to attract and retain team members who are driven to innovate and bring diverse perspectives and skills. As of December 31, 2022, we had approximately 500 employees in over 23 offices, all of whom are located in the United States, and over 3,170 contracted drivers located in the United States, many of whom are independent contractors. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we believe that our employee relations are strong.

Legal Proceedings

We are not currently a party to any material legal proceedings. However, in the future, we may be subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings involving personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, compliance with regulatory requirements and other matters, and we may become subject to additional types of claims, lawsuits, arbitration proceedings, administrative actions, government investigations and legal and regulatory proceedings in the future and as our business grows, including proceedings related to product liability or our acquisitions, securities issuances or our business practices. We may also be subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of independent contractor drivers on our platform.

Any of these proceedings could subject us to costly litigation and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our business, financial condition and results of operations. Additionally, any such claims, whether or not successful, could damage our reputation and business.

Government Regulation

We operate a network of taxi operators and transportation service providers. As such, we are subject to a wide variety of laws and regulations at the federal, state and local levels. These laws, regulations and standards govern matters concerning taxi, black car, shuttle and paratransit services, TNCs, ridesharing, worker classification, labor and employment, anti-discrimination, payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, personal injury, text messaging, subscription services, intellectual property, consumer protection, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application accessibility, bike and scooter sharing, money transmittal, non-emergency medical transportation, autonomous vehicles and background checks.

The type of regulation varies. As such, we are sometimes governed by extensive regulations that may apply to nearly every aspect of our Taxi service, including but not limited to, market entry, transfer of control, fleet size, franchises, fare setting, airport surcharges, driver requirements, limitations on the number of permits, vehicle requirements, insurance coverage, geographic coverage, access for disabled riders, antidiscrimination provisions and proof of public convenience and necessity. In certain jurisdictions our black car, shuttle, and paratransit services are also subject to somewhat similar regulations. Changes in regulatory requirements, such as those pertaining to required insurance types or coverage levels, could impact our cost structure and profitability.

Our operating capabilities allow us to operate as a TNC, and we do indeed operate some services as a TNC in Indiana, Missouri and Pennsylvania. Due to the rapid changes that are occurring in the transportation industry as a result of new information and communications technologies in general and in ridesharing in particular, large majority of states have adopted laws related to TNCs to address the unique issues of the ridesharing industry.

New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented and interpreted in response to our industry and related technologies. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies.

As we expand our business into new markets or introduce new offerings into existing markets, regulatory bodies or courts may claim that we, drivers or riders, are subject to additional requirements, or that we are prohibited from conducting our business in certain jurisdictions, or that drivers or riders on our platform are prohibited from using our platform, either generally or with respect to certain offerings. Additionally, because we receive, use, transmit, disclose and store personally identifiable information and other data relating to drivers and riders on our platform, we are subject to numerous local, municipal, state, federal and international laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. Such regulations include the CAN-SPAM Act of 2003, Canadian Anti-Spam Law, the Telephone Consumer Protection Act of 1991, the Health Insurance Portability and Accountability Act of 1996, Section 5(a) of the Federal Trade Commission Act, and, effective as of January 1, 2020, the California Consumer Privacy Act.

See the sections titled “Risk Factors,” including the subsections titled “Risk Factors — Risks Related to WHC’s Business, Operations and Industry — Our business would be adversely affected if drivers were classified as employees, workers or quasi-employees,” “Risk Factors — Risks Related to Regulatory and Legal Factors — Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition and results of operations,” and “Risk Factors — Risks Related to Regulatory and Legal Factors — Changes in laws or regulations relating to privacy or the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy or the protection or transfer of data relating to individuals, could adversely affect our business” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

Properties

We lease buildings from third parties and related parties. We currently maintain our executive offices at 1300 Lydia Ave., Kansas City, MO 64106. Our related party lease is with WMG Enterprises, LLC, which is wholly owned by one of our members. We believe that our current building space is adequate and suitable for our current and anticipated needs. We believe that, to the extent required, we will be able to lease or buy additional facilities at commercially reasonable rates.

Our Corporate Information

After the consummation of the Business Combination, information relating to our corporate governance, including our code of business conduct, corporate governance guidelines, and information concerning our senior management team, board of directors, including board committees and committee charters, and transactions in our securities by directors and executive officers, is expected to be available on our website at www.ztrip.com and in print to any stockholder upon request. Any waivers or material amendments to the code of business conduct after the consummation of the Business Combination will be posted promptly on our website following the code of business conduct’s adoption.

WHC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “WHC,” “we,” “us,” “our,” and other similar terms refer to the business of WHC Worldwide, LLC and its consolidated subsidiaries prior to the Business Combination. The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. You should read this discussion and analysis in conjunction with our audited annual financial statements as of and for the years ended December 31, 2022 and 2021, and notes thereto included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the unaudited pro forma combined financial information in the section entitled “Unaudited Pro Forma Combined Financial Information”. Certain amounts may not foot due to rounding. This discussion and analysis contains forward-looking statements that involves numerous risks and uncertainties, including, but not limited to, those described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Actual results may differ materially from those contained in any forward-looking statements.

Business Overview

WHC Worldwide, LLC was formed in January 2018 to develop a platform capable of operating local mobility service providers more effectively and efficiently. Combining our experience of acquiring and operating traditional taxi fleets with our proprietary technology-based shared infrastructure, we are consolidating the local mobility service market and driving greater technology adoption and other operating efficiencies. We believe we have created what is already the largest taxi fleet operator in the U.S. We are a company led by a tenured management team with decades of experience in the ground transportation industry and a proven track record of owning and operating successful transportation companies.

Since our founding, our focus has been to build a national network of taxi operators and transportation service providers. We have built this network primarily through acquisitions of taxi fleet assets in target cities, having completed 29 acquisitions to date. We have grown the number of cities in which we operate from 27 cities, with approximately 2,750 vehicles and 2,700 contracted drivers at December 31, 2021 to 30 cities with more than 2,900 vehicles and over 3,170 contracted drivers on our platform as of December 31, 2022. We provide enterprise mobility services to nearly 1,100 corporate clients, including large hospital networks, local transportation authorities, and national Non-Emergency Medical Transportation (“NEMT”) brokers. In 2022, we completed more than 18 million rides, with more than seven million of those on behalf of our corporate clients. Our brands include, among others, (i) zTrip, our primary taxi-based service provider; (ii) SuperShuttle, which is an airport-focused shuttle booking service, currently operating at over 80 airports across North America; and (ii) ExecuCar, which is an affiliated fleet of operators of black cars, minibuses and limousines in over 65 cities. While we have established scale, zTrip and our other brands still have significant expansion opportunities. For zTrip, for instance, we have already identified more than 100 additional U.S. cities that meet our criteria for market expansion through acquisition.

We currently generate revenue primarily from: (i) fees we charge drivers for operating on our platform using either our vehicles or driver-owned vehicles; (ii) fees we charge corporate clients for administering transportation services through our fleet; and (iii) fees we charge our customers for mobility services provided by our employed drivers. We also anticipate that we will generate revenue from the sale of vehicles retired from our vehicle fleet, and tangential revenue from products and services related to the sale of used vehicles, through our Silver Lining Motors dealership network that we plan to launch in the summer of 2023. We believe that we are in the early stages of capitalizing on the many potential revenue opportunities that exist across our expanding network.

Since our founding in 2018, we have focused on establishing our platform and the growth of our business. For the year ended December 31, 2022, we generated revenues of $83 million, which represented a 22% increase including the effect of acquisitions, which contributed $6,036 thousand to the growth year-over-year. For the year ended December 31, 2021, we generated revenue of $68 million, representing 20% growth year over year, including the effect of acquisitions. We completed several strategic acquisitions during 2022 and 2021 which expanded our offerings and increased our profitability. We continue to see organic growth opportunities within our existing operations and can introduce our full suite of service offerings to each of our new and existing markets. In summer 2023, we plan to open our first Silver Lining Motors used car dealership in Kansas City, Missouri. We intend to source used vehicles from our existing supplier relationships. We believe our increased purchase volume will allow for larger discounts per vehicle for our Taxi segment and will serve as a central location to offer “buy here/pay here” sales of retired zTrip vehicles. We also anticipate tangential revenue from products and services related to the sale of used vehicles through our Silver Lining Motors dealership network.

The Business Combination

On October 29, 2022, WHC and Spree entered into the Business Combination Agreement. As a result of the proposed Business Combination, Spree will be renamed WHC Worldwide, Inc. (or “New WHC”) and will acquire an equity interest in WHC. New WHC is expected to receive gross proceeds of at least $50 million at the Closing (assuming the contractual maximum redemptions are affected by shareholders of Spree) and will operate under the New WHC management team. The board of directors of Spree and the members of WHC have approved the proposed Business Combination. Completion of the Business Combination, which is expected in the first half of 2023, is subject to approval of Spree’s shareholders, satisfaction of the minimum cash condition, and the satisfaction or waiver of certain other customary closing conditions.

The Business Combination contemplated by the Business Combination Agreement will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Spree is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New WHC will represent a continuation of the financial statements of WHC with the Business Combination being treated as the equivalent of WHC issuing stock for the net assets of Spree, accompanied by a recapitalization. The net assets of Spree are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of the mobility business as operated by WHC.

As a result of the Business Combination, we will become the successor to an NYSE-listed reporting company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, non-employee director fees, and additional internal and external accounting, legal and administrative resources.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors” in this proxy statement/prospectus for additional information.

Impact of COVID-19

The worldwide mobility sector was negatively affected by COVID-19 and its variants, which resulted in lockdowns and limited demand for transportation services. The increased risk connected with crowded places and the implementation of social distancing measures hampered industry expansion, as consumers reduced their travel and consumer preferences switched towards the use of personal vehicles. Despite this, we were able to grow our business because of market consolidation and the operational improvements we implemented at the operators we acquired. Moreover, while customer demand continues to return to the market, it is difficult to predict the future impact of COVID-19.

COVID-19 also impacted the volume of vehicles consumers purchased and affected new car production and, in turn, demand for used cars. As a result, the average retail sales price for used cars increased due to tight supply and high demand for the vehicles we utilize. The supply of vehicles has continued to be restricted due to lower repossessions and lower levels of new car production. While the long-term impact of COVID-19 and the ongoing microchip supply shortages on new car production and sales and the availability of used vehicles to acquire is undetermined at this time, we have seen disruptions in the supply of vehicles since the beginning of the pandemic and expect the supply to remain tight in the near-term relative to demand, resulting in the continuation of elevated purchase costs. However, toward the end of the second quarter and throughout the third quarter 2022, we did begin to experience slight declines in used vehicle values.

Strategic Acquisitions

We have executed several transportation-related investments over the past several years and, as a result, have created a diverse portfolio of business. Each of our companies are run with our core principles in mind. We aim through ethical and progressive company strategies to improve and innovate the markets in which we serve and do business. We plan to continue to opportunistically invest in businesses that will positively impact the results of our operations. Acquisitions in a given year affect the comparability to previous years and may provide varying results post-acquisition based on the sophistication, profitability and stage of maturity of the acquired company.

Seasonality

We typically generate higher revenue in the traditional school year months compared to other months due in part to school transportation and general business demand. We also typically generate lower revenue in our third quarter compared to other quarters due in part to less usage of our platform during peak vacation season in the United States.

Industry Growth and Transformation

Transportation is a large and growing market. According to the latest data from the U.S. Bureau of Labor Statistics, transportation was the second largest household expenditure after housing and was almost twice as large as healthcare and three times as large as entertainment. According to Statista Research, revenue in the worldwide ride-hailing and taxi market is projected to reach $331 billion in 2023 and is estimated to reach $379 billion by 2027, representing a compounded annual growth rate (“CAGR”) of 3.5% over the forecasted period. Revenue in the United States ride-hailing and taxi market is expected to reach $72 billion in 2023 and is expected to grow to $75 billion by 2027, representing a CAGR of 1.1% over the same period. According to IBISWorld, the United States taxi market alone is valued at $43 billion in 2023 and is expected to grow to $46.9 billion in 2027, representing a forecast period CAGR of 2.2%. Market growth is driven primarily by population growth, greater price competition for ride-hailing and taxi services driving demand, and the increasing penetration rate of ride-hailing and taxi service users (which in the United States is expected to be 28% through 2027 according to Statista).

We believe that WHC currently addresses a significant portion of this large market, and we intend to further expand our offerings and international presence to capture more of this opportunity. In addition to this retail market, we also believe that we have a significant incremental opportunity to address transportation spend by businesses and organizations (i.e., enterprise mobility solutions in our Other segment), which already makes up a meaningful portion of our revenues.

Labor Market

In recent years, workers are increasingly gravitating to careers that provide greater flexibility in terms of location and hours and are seeking more entrepreneurial opportunities that allow them to pave their own career paths. This trend has resulted in more individuals considering the vehicle-for-hire industry. TNCs significantly lowered the barrier to entry for additional mobility providers. The TNC operating model also afforded new entrants the ability to experience being a mobility service driver with no financial commitment or time obligation. The increased supply provided by these individual workers directly led to increased demand for mobility services. New workers who decided to make mobility their primary source of income also started to experience the true cost of car ownership in a commercial environment. WHC’s model provides drivers with an opportunity for increased income per trip, without the expense and risk associated with using their own vehicle.

Components of our Results of Operations

Revenue

We operate our business under two segments:

Taxi

Our typical driver contracts vary by location but may run up to 90 days, during which a driver pays either a fixed daily or weekly rate (which varies by state) based on utilization of our bundle of goods and services. We can also charge our drivers certain variable fees such as (i) liquidated damages, (ii) vouchers, (iii) late charges and penalties and (iv) reimbursable expenses (e.g., gas, tolls, tickets). Once the term of the contract ends, a new driver contract must be executed as there are no contract renewal terms. In addition, neither the driver nor we have the right to terminate the contract for convenience.

The contract provides the driver with support services, which are a bundle of goods and services to assist in the operation of the driver’s independent business including connecting drivers to passengers. These goods and services include, among other things, (i) support services that provide drivers access to passengers, suggested routes, dispatching and payment processing platforms, (ii) taxi permits, (iii) local and state regulatory permissions and procedures, (iv) in-cab equipment leasing (e.g., tablet, credit card processor, camera) to manage various activities, and (v) vehicle leasing. Leased vehicles are optional for the driver and always include the additional goods and services. A driver cannot lease equipment or vehicles on their own. In addition, a driver may choose to use their own vehicle for a lower fixed daily or weekly rate. The contract explicitly states that we do not direct or control the driver’s actions with respect to their business, including any work being performed in which they utilize the goods and services pursuant to the contract.

Other

Our Other segment consists of pre-arranged or charter services that we provide through drivers who are full time employees of WHC companies who are using our fleet of leased or owned vehicles. These services are offered to fulfill transportation contracts with customers who require that drivers be full-time employees, either due to their own requirements or regulatory requirements. Our Other segment allows us to compete for enterprise customers and fixed contracts that other TNCs cannot fulfill because they do not employ full time drivers or offer shuttle buses, limousines, motor coaches or limousine buses.

Our Other segment also includes enterprise mobility solutions for the specialty transportation market, which requires specialized solutions and high levels of service for corporate and other enterprise clients with fee structures based on fixed contracts. In addition, this segment also includes revenue from various activities outside of our ride-on-demand services offerings, including, among other things, the sale of retired zTrip vehicles from our owned fleet and the white labeling of our technology platform to fleet operators in geographies in which we do not compete.

Cost of Revenue, excluding depreciation and amortization

Cost of revenue, excluding depreciation and amortization, is comprised of all driver and service-related operating costs, including, among others, subcontractor fees, wages, insurance, parts and repairs, and hosting and platform technology costs such as dispatch, call center communications and routing.

Depreciation and Amortization

Depreciation expense consists primarily of depreciation incurred on our fleet of vehicles, vehicle equipment, computer equipment and software. Amortization expense consists of amortization incurred on our intangible assets, including our trade name and customer relationships

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of corporate and administrative wages and related employee benefits, facility costs, insurance, accounting and legal expenses and other miscellaneous expenses incurred by the Company to support the operations of the business. For the years ended December 31, 2022 and December 31, 2021, Selling, general and administrative expense includes an Employee Retention Credit of $1,513 thousand and $1,574 thousand, respectively, received under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) for qualified wages paid during the 2020 and 2021.

Interest and Other Income (Expense), Net

Total interest and other income (expense), net primarily includes interest expense from our various debt obligations, our portion of income on equity method investments, and gain on extinguishment of debt. The gain on extinguishment of debt is related to the forgiveness of our Paycheck Protection Program (“PPP”) loan.

Recent Developments

Acquisitions

Over the last few years, the Company has completed several acquisitions. A key element of our acquisition success has been the introduction of new services and a new fleet of vehicles. The company installs new technology that includes an upgraded reservation system, dispatching technology, and in-vehicle cameras with full telematics.

On February 13, 2023, the Company acquired substantially all the assets of Hampton Roads Transportation, Inc., a transportation services company serving multiple areas throughout Virginia, including Norfolk and Virginia Beach.

On November 16, 2022, the Company acquired substantially all the assets of Greater Little Rock Transportation Services, LLC, a transportation service company serving the broader Little Rock, Arkansas area.

On February 8, 2022, the Company entered into an asset purchase agreement to acquire Greater Birmingham Transportation Services, LLC (“GBTS”), a transportation company. GBTS provides transportation solutions to the Greater Birmingham area, including taxi services and NEMT.

On January 3, 2022, the Company entered into a membership interest purchase agreement to acquire a 40% share of Call Center Services, LLC (“CCSi”), a national call and dispatch center. CCSi provides a call center for its customers and dispatcher services for drivers. The drivers include taxi, shuttle, ride share and airport car services.

On August 9, 2021, we entered into an agreement to acquire certain assets of Greater Austin Transportation Company, Greater Houston Transportation Company, and Greater San Antonio Transportation Company through our wholly-owned subsidiaries.

On February 24, 2020, we entered into an agreement to acquire certain assets and liabilities of S&S Cab Holding Company, Inc. (“S&S Cab”) through our wholly owned subsidiaries. S&S Cab provides taxi and taxi-related services in Indianapolis, Indiana.

PPP Loan Forgiveness

On March 27, 2020, the CARES Act was signed into law and is meant to address the economic fallout from the COVID-19 pandemic. In connection with the CARES Act, we received Small Business Administration (“SBA”) PPP loans for $3,564,000 and $2,000,000 in April 2020 and February 2021, respectively. We determined the Company qualified for the PPP loans because WHC had less than 500 employees. The loans are unsecured, bear interest at 1.00%, and were set to mature in April 2022 and February 2023, respectively. Under the provisions of the CARES Act and related loans, the loans would be forgiven if certain conditions were met related to the use of the loan proceeds. Those conditions on the loan proceeds included retaining workers and maintaining payroll.

Section 1106 of the CARES Act contains provisions for the forgiveness of all or a portion of a PPP loan, subject to the satisfaction of certain requirements. The amount eligible for forgiveness is, subject to certain limitations, the sum of the Company’s payroll costs, rent, and utilities paid by the Company during the 24-week period beginning on the funding date of the PPP loan.

We met the requirements of forgiveness and filed the Company’s forgiveness request in December 2020, for the first PPP loan and March 2022, for the second PPP loan. In June 2021, we received forgiveness in full for $3,564,000. In April 2022, we received forgiveness in full for the $2,000,000 second PPP loan (as well as the $24 thousand of interest that was related to this loan).

Results of Operations

Comparison of years ended December 31, 2022 and 2021

The following table summarizes our results of operations on a consolidated basis for the years ended December 31, 2022 and 2021 (in thousands, except percentages):

	Year Ended December 31,		$ Change	% Change
	2022	2021
Net revenue	$82,740	$68,090	$14,650	22%
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	53,166	44,702	8,464	19%
Depreciation and amortization	6,785	6,745	40	1%
Selling, general and administrative expenses	12,467	10,119	2,348	(23)%
Total costs and expenses	72,418	61,566	10,852	18%
Operating income	10,322	6,524	3,798	58%
Interest and other income (expense), net:
Interest expense, net	(1,366)	(1,132)	(234)	21%
Gain on extinguishment of debt	2,024	3,564	(1,540)	(43)%
Income from equity method investees	622	—	622	100%
Other (expense) income, net	(103)	71	(174)	(245)%
Total interest and other income	1,177	2,503	(1,326)	(53)%
Net income	11,499	9,027	2,472	27%
Net income attributable to noncontrolling interests	810	378	432	114%
(Increase) decrease of redemption value on the Class B redeemable units	(1,832)	(887)	(945)	(107)%
Net income (loss) attributable to WHC Worldwide, LLC	$12,521	$9,536	$2,985	31%

Net Revenue

Net revenue grew by $14,650 thousand, or 22%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase in net revenue was primarily due to an additional $6,036 thousand from the Texas, Birmingham and Little Rock acquisitions, $5,468 thousand within our Kansas City enterprise contract-generated transportation business (e.g. limousines, microtransit, etc.) and general increases in the taxi business across several of our cities (led by Kansas City) due to higher demand.

Cost of Revenue, excluding depreciation and amortization

Cost of revenue, excluding depreciation and amortization, increased by $8,464 thousand, or 19%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily due to a $4,916 thousand increase in the limousine, bus and enterprise-contract volume-related expenses (e.g., subcontract fees, compensation to employee drivers and support, transaction processing fees, and other similar expenses), $1,897 thousand of additional costs from the 2022 and 2021 acquired operations and various increases across the taxi fleet network attributable to higher volume-related costs (e.g., insurance reserves, dispatch, etc.).

Depreciation and Amortization

Depreciation and amortization increased by $40 thousand, or 1%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily due to additional vehicles purchased in connection with acquisitions, substantially offset by lower depreciation across the taxi fleet.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $2,348 thousand, or 23%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase in selling, general and administrative expenses year-to-year reflects higher professional fees, compensation, and office-related costs to provide technology and other support for operations.

Interest Expense, Net

Interest expense, net increased by $234 thousand, or 21%, for the year ended December 31, 2022, compared to the year ended December 31, 2021 as a result of higher average interest rates throughout the year.

Gain on Extinguishment of Debt

We recorded a gain on extinguishment of debt of $2,024 thousand during the year ended December 31, 2022. The CARES Act contained provisions for the forgiveness of PPP loans in the U.S. subject to the satisfaction of certain requirements. During 2020 and 2021 the Company met these requirements for both of its PPP loans. The first loan forgiveness request was granted in June 2021 for $3,564 thousand and the request for the second loan for $2,024 thousand (including interest) was granted in April 2022, resulting in gains during each period.

Income from Equity Method Investees

In January 2022, we, together with our subsidiary zShuttle, purchased a 40% membership interest in CCSi, a national call and dispatch center. This purchase was recorded as an equity method investment. We recorded income from equity method investees of $622 thousand during the year ended December 31, 2022, representing our portion of CCSi’s income.

Other (Expense) Income, Net

Other income (expense), net was immaterial during each period.

Segment Results of Operations

We operate our business as two operating and reportable segments: Taxi and Other. For additional information about our segments, see Note 2 — Significant Accounting Policies in the notes to the audited Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Net Revenue

	Twelve Months Ended December 31,		% Change
(Dollars in thousands, except percentages)	2022	2021
Taxi	$59,107	$50,189	18%
Other	23,633	17,901	32%
Total net revenue	$82,740	$68,090	22%

Years ended December 31, 2022 and 2021:

Taxi net revenue grew by $8,918 thousand, or 18%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily due to an additional $6,036 thousand from acquisitions in Texas, Birmingham, and Little Rock, as well as organic growth of $3,083 thousand in the Kansas City and Dulles (Virginia) markets, partially offset by reduced revenues due to our exit from the West Palm Beach market in 2021.

Other net revenue grew by $5,732 thousand, or 32%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily due to growth of $5,468 thousand across the Kansas City-based enterprise contract-based businesses (e.g., limousine, microtransit) and a $1,564 thousand improvement in our zShuttle business due to additional affiliates, partially offset by the termination of the bus operation in West Palm Beach in 2021.

Costs and Expenses

	Twelve Months Ended December 31,		% Change
(Dollars in thousands, except percentages)	2022	2021
Taxi	$45,330	$40,916	11%
Other	27,088	20,650	31%
Total Costs and Expenses	$72,418	$61,566	18%

Years ended December 31, 2022 and 2021:

Taxi costs and expenses grew by $4,414 thousand, or 11%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The higher level of costs and expenses was primarily due to an increase of $3,391 thousand in compensation, depreciation, occupancy and various other costs from acquisitions in Texas, Birmingham and Little Rock and various increases across the taxi fleet network attributable to higher volume-related costs (e.g., insurance reserves, dispatch, etc.), partially offset by a reduction in costs due to the wind-down of our West Palm Beach market.

Other net costs and expenses grew by $6,438 thousand, or 31%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase in overall costs and expenses is primarily attributable to $2,410 thousand in higher subcontracting payments under enterprise contracts, approximately $775 thousand and $779 thousand in higher compensation and professional fees, respectively, and various volume-related increases across insurance, payment processing fees and other categories.

Operating Income (Loss)

	Twelve Months Ended December 31,		% Change
(Dollars in thousands, except percentages)	2022	2021
Taxi	$13,776	$9,273	49%
Other	(3,454)	(2,749)	26%
Total Operating Income	$10,322	$6,524	58%

Years ended December 31, 2022 and 2021:

Taxi operating income grew by $4,503 thousand, or 49%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily due to the $2,649 thousand improved contribution from the Texas, Birmingham and Little Rock acquisitions (as a result of strong revenue growth), as well as growth in several other markets, generally due to broader consumer demand driving revenue.

Operating loss incurred at the Other segment grew by $705 thousand for the year ended December 31, 2022. Higher professional fees, compensation and administrative expenses more than offset a $651 thousand increase in our zShuttle business due to increased consumer travel across the country and a $435 thousand improvement in profitability from the limousine and bus businesses from higher demand.

Key Performance Indicators

The following tables illustrate our key performance indicators for the years ended December 31, 2022 and 2021. These metrics are used by management to evaluate our business, measure our performance, identify trends, and make strategic decisions.

Adjusted EBITDA is a non-GAAP financial measure. For more information about how we use this non-GAAP financial measure in our business, the limitations of this measure, and reconciliation of this measure to the most directly comparable GAAP financial measure, see the section below titled “Reconciliations of Non-GAAP Financial Measures” for additional information.

Key Financial Metrics

	Twelve Months Ended December 31,
(Dollars in thousands)	2022	2021
Revenue	$82,740	$68,090
Net income	$11,499	$9,027
Adjusted EBITDA(1)	$17,004	$13,340

____________

(1)      Adjusted EBITDA is calculated as net income, excluding the impact of interest expense, net, depreciation and amortization, gain on extinguishment of debt and income from equity method investees. Adjusted EBITDA is a supplemental measure that is not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) as determined in accordance with GAAP. See “Reconciliation of Non-GAAP Financial Measures” below for additional information and reconciliation of Adjusted EBITDA to net income, its most directly comparable GAAP measure.

Key Operational Metrics

	2022	2021
WHC-owned vehicles(1)	2,040	1,740
Average weekly lease rate paid by drivers(2)	$575.00	$525.00
Driver leads(3)	64,600	37,200

____________

(1)      WHC-owned vehicles represent the average number of vehicles owned by WHC during the year. At any given time, not all vehicles are available for service due to routine maintenance, repairs and service. We utilize this metric as a means of assessing the trends, scale and potential of our business.

(2)      Average weekly lease rate paid by drivers is the network-wide average of the weekly lease amount paid by drivers that use our technology and a WHC-owned vehicle. This total excludes any reduced rate paid by new drivers during an initial break-in period (typically three months or less). We believe this is a useful metric to evaluate revenue potential when considered with in-service WHC-owned vehicles.

(3)      Driver leads is the number of leads we generated during the year for potential conversion to a contracted driver that will provide services to riders. Increasing the number of leads allows us to grow the driver fleet, while also being more selective about the individuals with whom we choose to enter a contractual relationship.

Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA

Our management and board of directors uses Adjusted EBITDA, which is a non-GAAP financial measure, to evaluate our operating performance, formulate business plans, help better assess our overall liquidity position, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe that this metric provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. However, non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may differ from the non-GAAP measures used by other companies, including our competitors.

We include Adjusted EBITDA, a non-GAAP financial measure to supplement those prepared in accordance with U.S. GAAP. We believe Adjusted EBITDA provides additional understanding of the economics of our core business, facilitates comparisons to the operating performance of our competitors and helps identify trends in the business from period to period.

The use of Adjusted EBITDA or any non-GAAP financial measure used for analytical purposes has limitations and should not be solely used in isolation or as a substitute for an analysis of our financial performance as reported under U.S. GAAP. Examples of the limitations of Adjusted EBITDA include:

•        The calculation of Adjusted EBITDA by the Company may differ to how it is presented by other companies. It is not a consistently defined measure, limiting its usefulness for comparative purposes.

•        Adjusted EBITDA excludes other items not indicative of our ongoing operating performance, including the recorded gain on extinguishment of debt;

•        Adjusted EBITDA excludes certain recurring, non-cash charges, such as income from our equity method investees, net income attributable to noncontrolling interests, and changes to the redemption value of our Class B Redeemable Units; and

•        Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements.

The following table provides a reconciliation between net income to Adjusted EBITDA for each of the applicable periods:

(Dollars in thousands)	Twelve Months Ended December 31,
	2022	2021
Net income	$11,499	$9,027
Add (deduct):
Interest expense, net	1,366	1,132
Depreciation and amortization	6,785	6,745
EBITDA	19,650	16,904
Add (deduct):
Gain on extinguishment of debt	(2,024)	(3,564)
Income from equity method investees	(622)	—
Adjusted EBITDA	$17,004	$13,340

Adjusted EBITDA increased $3,664 thousand, or 27%, for the year ended December 31, 2022 compared to the year ended December 31, 2021 as a result of an additional $3,140 thousand contribution from our acquisitions in Texas, Birmingham and Little Rock, organic growth of $1,487 thousand across our taxi fleet network fueled by higher demand (led by our Kansas City market), and a $1,234 thousand improvement in the zShuttle and Kansas City area enterprise contract businesses. These increases were partially offset by higher administrative costs year-to-year (e.g., compensation, professional fees, occupancy, etc.).

Liquidity and Capital Resources

Sources of Capital

The following table details our primary sources of capital:

(Dollars in thousands)	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021
Total cash and cash equivalents	$11,171	$10,588
Total debt (both current and long-term)	$18,103	$19,584
Total members’ equity	$8,365	$5,566

To date, our primary sources of capital have been our long-term note payable with a bank and our positive operating cash flows. Our equity financing was originally sourced from a $150 thousand investment from our CEO. To help balance liquidity requirements, we have raised additional capital capacity of $5,000 thousand through an equity secured line of credit, which is available to cover general operating expenses, capital expenditures and related investment requirements. All unpaid interest and principal is due at maturity, which is July 14, 2023. The unpaid principal balance bears interest at a rate equal to the prime rate on corporate loans posted by at least 70% of the largest banks in the United States (8% at March 31, 2023).

Our ability to access capital when needed is not assured and, if capital is not available then, and in the amounts needed, we could be forced to delay, limit, reduce or terminate our marketing efforts, technology developments and strategic acquisition initiatives.

If the available cash balances, net proceeds from this Business Combination and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional public or private equity or debt securities or obtain an additional credit facility. The sale of equity and convertible debt securities may result in dilution to New WHC stockholders following the Business Combination, and, in the case of preferred equity securities or convertible debt, those securities could provide for rights, preferences or privileges senior to those of New WHC Common Stock. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt, pay dividends or other related transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. Additional financing may not be available at all, or in amounts or on terms unacceptable to us.

As the company continues to scale and evolve, our short-term liquidity needs will increase accordingly. To meet this growing demand, our liquidity strategy involves further emphasis on the diversification of our sources of debt and equity.

We believe that, as of December 31, 2022, our existing cash and cash equivalents balance, together with our current and expected future capacity under our line of credit and our planned growth in revenue will generate sufficient cash to meet our operational needs and anticipated business investment over the next twelve months.

On a pro forma basis, upon consummation of the Business Combination, our total cash would have amounted to approximately $184,000 thousand at December 31, 2022, under the no redemption scenario, and $50,000 thousand under the contractual maximum redemption scenario. See the section titled “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus for additional information.

Summary of Cash Flows

The primary sources of cash provided by operating activities relate to proceeds generated from services rendered and deposits received from drivers. Operating cash outflows include payments for wages, insurance, sales taxes, property taxes, airport fees, and other general working capital expenditures.

Cash paid to purchase vehicles and cash paid for acquisitions represent our primary uses of cash for investing activities. The primary sources of cash provided by investing activities are proceeds from the sale of our used vehicles and payments received on our notes receivable.

The main uses of cash for financing activities include distributions to Company owners for income tax purposes, principal payments on our long-term debt, and contingent consideration payments related to our acquisitions. For 2022, we have made payments of $1,454 thousand for activities related to the Business Combination, which are reflected as deferred offering costs in the consolidated financial statements.

Comparison of cash flows for the years ended December 31, 2022 and 2021

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Twelve Months Ended December 31,		Change
(Dollars in thousands)	2022	2021
Net cash provided by operating activities	$18,253	$14,727	$3,526
Net cash used in investing activities	(8,596)	(8,774)	178
Net cash used in financing activities	(9,074)	(1,359)	(7,715)
Net increase in cash and cash equivalents	$583	$4,594	$(4,011)

For a full reconciliation of period-to-period cash flows, see the Consolidated Statement of Cash Flows within the accompanying audited Consolidated Financial Statements.

Net cash provided by operating activities for the year ended December 31, 2022 increased by $3,526 thousand from the prior year primarily due to a $2,472 thousand improvement in net income, as well as a net increase in operating cash from changes in various assets and liabilities during 2022.

Net cash used for investing activities for the year ended December 31, 2022 was $178 thousand lower than the prior year due primarily to a higher level of capital expenditures in 2021 and a slight reduction in proceeds received from the disposal of vehicles.

Net cash used for financing activities for the year ended December 31, 2022 increased by $7,715 thousand compared to the prior year primarily due to increased distributions to owners for income tax purposes, a decrease in cash received from borrowings of long-term debt and payments of deferred offering costs in 2022.

Contractual Obligations and Commitments

Contractual obligations are cash amounts that we are obligated to pay as part of certain contracts that we have executed during the normal course of business.

We have contractual obligations resulting from our business combinations that were either assumed or specified as part of certain contingent purchase consideration payments. These payments typically equate to 12% of future revenue from each acquisition for a period of one to two years. Such payments are expected to be fully paid by 2025. We use third-party insurance to provide for the potential liabilities for certain risks, including auto liability, uninsured and underinsured motorist, general liability, and workers’ compensation. Each third-party insurance policy contains a Self-Insurance Retention (SIR) that requires us to pay the initial portion of a claim, up to the SIR. The SIR limits range between $25,000 to $100,000, depending on the third-party insurer and the respective operating state. Our reserves represent the liability for unpaid losses and loss adjustment expenses, which represents the estimate of the ultimate unpaid obligation for risks retained by us and includes an amount for case reserves related to reported claims and an amount for losses incurred but not reported as of the balance sheet date. The estimate of the ultimate unpaid obligation utilizes generally accepted actuarial methods applied to historical claim and loss experience.

In addition, we use assumptions based on actuarial judgment related to claim and loss development patterns and expected loss costs, which consider frequency trends, severity trends, and relevant industry data. These reserves are continually reviewed and adjusted as experience develops and new information becomes known. Adjustments, if any, relating to accidents that occurred in prior years are reflected in the current year results of operations unless the outcome has been resolved prior to the issuance of the consolidated financial statements. With an additional year of experience and development, we have determined a portion of the liability should be classified as non-current as of December 31, 2022. As a result, $2,879 thousand of the insurance reserves are recorded in Accrued expenses and the remainder ($3,453 thousand) is reported as Insurance reserves, non-current on the Consolidated Balance Sheets. As of December 31, 2021, the insurance reserve liability was $4,752 thousand.

While management believes that the insurance reserve amount is adequate, the ultimate liability may be more or less than the amount provided. Such variability is increased for us due to limited historical experience and the nature of the coverage provided. Actual results depend upon the outcome of future contingent events and can be affected by many factors, such as claims settlement processes and changes in the economic, legal, and social environments. As a result, the net amounts that will ultimately be paid to settle the liability and when these amounts will be paid may vary from the estimate provided on the consolidated balance sheets.

Since December 31, 2021, we met the requirements of forgiveness for our second PPP loan. On April 12, 2022, the Company received forgiveness in full for the second PPP loan in the amount of $2,000 thousand (plus the $24 thousand in related interest). There have been no other material changes to our contractual obligations. Below is a table that shows our contractual obligations as of December 31, 2022:

	Payments Due by Period
(In thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long Term Debt	$18,819	$2,473	$16,346	$—	$—
Operating Lease Obligations	5,512	1,986	3,335	191	—
Finance Lease Obligations	133	133	—	—	—
Short-term obligation	456	456	—	—	—
Total Contractual Obligations	$24,920	$5,048	$19,681	$191	$—

Critical Accounting Policies, Significant Judgments and Use of Estimates

We prepare our Consolidated Financial Statements in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Our significant accounting policies are integral to understanding the results reported. Our accounting policies are described in detail in Note 2: Significant Accounting Policies to the audited Consolidated Financial Statements included elsewhere in this proxy statement/prospectus. We believe that of our significant accounting policies, the following items may involve a higher degree of judgment and complexity:

Revenue recognition

We recognize revenue in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•        Identify the contract with a customer.

•        Identify the performance obligations in the contract.

•        Determine the transaction price.

•        Allocate the transaction price to the performance obligations in the contract.

•        Recognize revenue when or as performance obligations are satisfied.

We recognize revenue when or as we satisfy our obligation. We derive our revenue primarily from drivers and third-party customers.

Our revenue from drivers is based on the lease of our vehicle and use of our platform, including facilitating payments from riders.

Contracts with drivers and third-party customers

We enter into Independent Contractor Agreements (“ICA”) with drivers to use our platform and vehicles. The ICA specifies the daily or weekly flat fee the driver is charged for the use of our platform and vehicle. The contract can be with or without the use of the Company’s vehicles.

We also enter into Transportation Provider Agreements or Services Agreements with third-party customers. These customers consist of hospitals, school districts, senior living communities, or governmental agencies. These agreements specify the fees that are typically dependent on hours performed each period, driver fare, miles driven each period, or number of rides provided in a period.

Contract modifications and taxes

We may modify our contracts with customers, typically to request additional passengers, add new driver routes, or update pricing fees to existing contracts. The contract modifications accounting model depends on whether the remaining goods or services to be provided after a contract modification are, or are not, distinct from the services provided before the modification, as well as whether the added services are sold at their standalone selling price. We follow the applicable guidance in assessing modifications.

Contract combination

Multiple contracts executed at or near the same time with the same customer are evaluated to determine if the contracts should be combined.

Lessor contracts

We elected to apply the ASC 842, Leases, practical expedient to not separate its contracts’ leasing and non-leasing components and recognize these as a combined performance obligation within the scope of ASC 606. After evaluating both the qualitative and quantitative factors of the contracts, we note our leasing components would be classified as operating leases and the timing and pattern of transfer of the lease component is the same as the non-lease component.

Performance obligations

A performance obligation is a promise, or bundle of promises, in a contract that transfers a distinct good or service to the customer and is the unit of account under ASC 606. The contract transaction price is allocated to each performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Our arrangements with customers typically have one performance obligation with Support Services provided to drivers and Mobility Services provided to third parties.

Support Services:    We recognize the transaction consideration for support services using the measure that best depicts the transfer of services to the driver, which is ratably over the period the drivers have access to the use of the Company’s platform and, if included in the contract, vehicle. The periods of time range from one day to seven days. Riders access the Company platform for free and we have no performance obligation to the riders. As a result, these types of riders are not the Company’s customers. In some scenarios, WHC may also act as an agent between a driver and the customer and recognize revenue on a net basis as rides are provided.

Mobility Services:    We recognize the transaction consideration for mobility services using the measure which best depicts the transfer of services to the customer which may be an input-based (i.e., consideration is earned based on hours performed, miles driven, etc.) or output based (i.e., consideration earned based on number of riders or rides) measure of progress dependent on the structure of the contract.

Remaining performance obligations

Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations within contracts as of the end of the reporting period. As our contracts with drivers have an original expected duration of one year or less, we have elected under ASC 606-10-50-14(a) to not disclose the remaining performance obligations. Additionally, we do not disclose the variable consideration allocated entirely to a wholly unsatisfied performance obligation or a wholly unsatisfied promise that forms part of a single performance obligation under application of the series guidance.

Principal versus. agent considerations

Judgment is required in determining whether we are the principal or agent in transactions with drivers and third parties. We evaluate the presentation of revenue on a gross or net basis on whether we control the service provided to the drivers or third parties and are the principal (i.e., gross), or we arrange for third parties to provide the service to the customer and are an agent (i.e., net).

Support Services

Our role is to provide the Company’s platform service to facilitate connecting drivers to end users seeking rides. We have concluded we do not control the service being provided by drivers to end users as (i) we do not prepurchase or otherwise obtain control of the drivers’ service to its transfer to the end users; (ii) we do not direct drivers to perform the service on our behalf and (iii) we do not integrate services provided by the drivers with other services provided by the Company and then provide them to end users. We are not primarily responsible for support services provided to end users and our inventory risk is limited to the instances where the driver leases a vehicle. While we do facilitate setting the price for support services, the drivers and end users have the ultimate discretion in accepting the transaction price and this indicator alone does not result in us controlling the service provided to end users. We act on behalf of the driver by connecting the end users seeking support services with drivers looking to provide these services. We are the principal in providing the support and lead generation services to the driver and record revenue on a gross basis over time. The amount of support services the Company must provide to a driver is unknown at the inception of the contract, as the driver is permitted to use the support services as much as they would like during the term of the contract and may fulfill as many rides as they choose. The amount of support services does not decrease, nor does the remaining term of service decrease, regardless of how much the service is utilized. Fees for these services are fixed for the duration of the contract. In some scenarios, we may also act as an agent by arranging rides between a driver and the customer’s end user for which revenue would be recognized on a net basis as rides are provided. These fees are usually determined as a fixed amount per ride arranged.

Mobility Services

We also contract with third parties to provide mobility services to riders for a fee and separately subcontract with drivers to provide these services. In these transactions, we record revenue on a gross basis because we are primarily responsible for fulfillment of the service. We record this revenue over time.

Transaction price

The transaction price is the amount of consideration to which we expect to be entitled in exchange for performing services to the customer. Revenue from sales is recorded based on the transaction price including variable consideration, such as usage-based pricing and penalties. Variable consideration is typically estimated using the expected-value method and is included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. No significant amounts of revenue were constrained in the years ended December 31, 2022 and 2021. Our agreements do not contain a significant financing component because there is no lag greater than 12 months between receipt of consideration and the provision of services.

We exclude from revenue sales taxes and other government-assessed and imposed taxes on revenue-generating activities that are invoiced to customers. Sales commissions, considered an incremental cost of obtaining a contract, are expensed as incurred due to immateriality.

Deferred revenue

We record deferred revenue related to funds received for future services to be provided, which is included in Other current liabilities on the Consolidated Balance Sheets. Deferred revenue at each reporting period is recognized as revenue during the subsequent reporting period.

Segment derived revenue

Taxi segment: Revenue in this segment is primarily generated from: (i) the driver lease fees that drivers pay us to use its vehicles and technology platform; (ii) owner fees that drivers who chose to use their own vehicles pay to use our technology platform; and (iii) voucher processing fees we receive from customers who pay us for contracted services following receipt of such services.

Other segment: Revenue in this segment is primarily generated from a variety of advance ride scheduling services operating through our affiliated brands and services, including, among others, SuperShuttle and ExecuCar.

Business Combinations

We apply the provisions of ASC 805, Business Combinations, in the accounting for acquisitions. It requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use the best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations.

Accounting for Complex Instruments

Noncontrolling interests

Noncontrolling interests represent the noncontrolling holders’ percentage share of income from the subsidiaries in which we hold a controlling interest, but less than 100 percent, ownership interest. The noncontrolling interests are presented within the Consolidated Balance Sheets within Members’ Equity as Noncontrolling interests.

Mezzanine equity

Our redeemable units consist of Class B membership units, issued and outstanding. Class B redeemable units are common voting membership units. Profit and losses are allocated to members based on their percentage of ownership without regard to which class of membership units. There are no stated required dividends for either class of unit. In a liquidation event, the balance will be distributed to the Class B Member (unless the Class B Member has previously exercised its Put Option), pro rata in proportion to their percentage interests, until such members have received cumulative distributions in an amount equal to their capital contributions, reduced by the amount of distributions made by us to them, and second, to all Members, pro rata in proportion to their percentage interests. Upon the earlier to occur of a liquidity event as defined in the operating agreement or August 15, 2024, the Class B Member shall have an option to put, or sell to us, in exchange for cash based on the fair value of the security at that time all then-owned units by the Class B member. Upon buy-sell events as defined in the operating agreement, we shall have the option to purchase all the outstanding B units from members. We adjust the carrying value of these redeemable securities each period based on its then fair value. These adjustments are recorded as increases or decreases in the carrying value of the Redeemable Units on the balance sheet, with the corresponding adjustment classified as a reallocation of income available to WHC Worldwide LLC in the accompanying statements of income.

Variable Interest Entities (“VIE”)

We assess entities for consolidation in accordance with ASC 810, Consolidation. We first consider whether an entity is considered a VIE and therefore whether to apply the VIE model. Entities that do not qualify as VIEs are evaluated for consolidation as voting interest entities (“VOE”) under the voting model. We consolidate all VIEs in which we hold a controlling financial interest, and all VOEs that we control through a majority voting interest or through other means. We evaluate whether an entity is a VIE when reconsideration events occur as prescribed by ASC 810.

The consolidation guidance requires an analysis to determine (a) whether an entity in which we hold a variable interest is a VIE and (b) whether we have a controlling financial interest. An entity is a VIE if any one of the following conditions exist: (i) the legal entity does not have sufficient equity investment at risk, (ii) the equity investors at risk, as a group, lack the characteristics of a controlling financial interest or (iii) the legal entity is structured with disproportionate voting rights.

A controlling financial interest is defined as having both (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Leases (ASC 842)

Under ASC 842, a lease is a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. As permitted by ASC 842, we elected not to recognize right-of-use (“ROU”) assets and lease liabilities for leases with a term of twelve months or less. For all other leases, at the commencement date, the leases are classified as operating or finance leases and we recognize a ROU asset and liability based on the present value of lease payments over the lease term at the commencement of the lease.

Our leases may include non-lease components representing additional services transferred to us, such as common area maintenance for real estate. We elected to not separate lease and non-lease components of contracts for real estate property leases. Non-lease components that are variable in nature are recorded in variable lease expense in the period incurred. We use our incremental borrowing rate (“IBR”) to determine the present value of lease payments, as our leases do not have a readily determinable implicit discount rate. The IBR is the rate of interest we would have to pay to borrow on a collateralized basis over a similar term and amount in a similar economic environment.

Recently Adopted and Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations under adoption.

See Note 2: Significant Accounting Policies of the accompanying audited Consolidated Financial Statements of the Company and unaudited condensed Consolidated Financial Statements included elsewhere in this proxy statement/prospectus for more information about recent accounting pronouncements, the timing of their adoption and the Company’s assessment, to the extent the Company has made one, of their potential impact on the Company’s financial condition and results of operations for the years ended December 31, 2022 and 2021.

Emerging Growth Company Accounting Election

Following the Business Combination, we expect to become an “emerging growth company,” as defined in the JOBS Act. Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. After the closing of the Business Combination, as a U.S. public company, we will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2022 and 2021, we identified material weaknesses in our internal control over financial reporting. The material weaknesses identified are related to not maintaining proper segregation of duties related to the posting of manual journal entries to the general ledger and not designing and maintaining effective controls over the identification and recognition of non-routine, unusual or complex transactions.

WHC EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for WHC’s executive officers who are named in the “Summary Compensation Table” below. Following the Business Combination, it is expected that New WHC would be an “emerging growth company” as defined in Rule 405 under the Securities Act and a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, and complies with the executive compensation disclosure rules applicable to smaller reporting companies. These rules require compensation disclosure for WHC’s principal executive officer and two most highly compensated executive officers other than its principal executive officer. These three officers are referred to as WHC’s named executive officers.

For 2022, WHC’s “named executive officers” and their positions are as follows:

•        William M. George, Chief Executive Officer

•        Dwight Kines, Chief Operating Officer

•        Matthew Bushard, Executive Vice President

SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation of WHC’s named executive officers for 2022 and 2021. Compensation of the named executive officers from WHC following the Closing can be expected to differ from the historical disclosure provided below.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Change in Pension Value & Non- Qualified Deferred Compensation Earnings	All Other Compensation ($)		Total ($)
William M. George,	2022	$480,000	(1)	—	—	—	—	—		$480,000
Chief Executive Officer	2021	$480,000	(1)	—	—	—	—	—		$480,000
Dwight Kines,	2022	$255,778		$30,000	—	—	—	—		$285,778
Chief Operating Officer	2021	$235,778		$20,000	—	—	—	—		$255,778
Matthew Bushard,	2022	$248,600		$20,000	—	—	—	$1,000	(2)	$269,600
Executive Vice President	2021	$232,802		$20,000	—	—	—	—		$252,802

____________

(1)      Amounts for William M. George represent distributions pursuant to WHC’s existing limited liability company agreement. William M. George did not receive any additional compensation for the purpose of serving as the Managing Member of WHC.

(2)      Matthew Bushard was granted a profits interest in 40,000 units of WHC zShuttle, LLC, a subsidiary of WHC, on March 9, 2020. One third of the units vest on each anniversary of the date of grant. When fully vested, the units will represent 3.48% of the outstanding units of WHC zShuttle, LLC. In 2022, Mr. Bushard received a distribution of $1,000 related to the units. In the event Mr. Bushard is no longer employed by WHC, the units can be repurchased for an amount equal to his capital account balance in WHC zShuttle, LLC.

Narrative Disclosure to Summary Compensation Table

For the year ended December 31, 2022, the WHC named executive officers were compensated in respect of their service to WHC in the form of base salaries, cash bonuses and broad-based employee benefits. Compensation of the named executive officers from WHC following the Closing can be expected to differ from the compensation historically provided under the existing compensation programs for the WHC named executive officers.

Base Salary.    Base salaries set forth in the Summary Compensation Table were set and paid by WHC and were determined by the Managing Member of WHC.

Annual Cash Bonuses.    Cash bonuses set forth in the Summary Compensation Table were paid pursuant to the WHC annual bonus program and are determined at the discretion of the Managing Member of WHC.

Employee Benefits.    Prior to the Closing, each of the named executive officers was generally eligible to participate in the WHC employee benefits program, including health and welfare benefits and a 401(k) retirement plan.

WHC Employment Arrangements

Contingent upon the closing, WHC is expected to enter into employment agreements providing, among other things, severance benefits and change of control arrangements to certain named executive officers on terms to be determined.

Outstanding WHC Equity Awards at Fiscal Year-End

WHC does not have any equity awards outstanding to its named executive officers as of December 31, 2022.

NEW WHC DIRECTOR COMPENSATION

None of New WHC’s non-employee directors received compensation in connection with service at WHC prior to the Closing. Following the Closing, non-employee director compensation will be determined by the New WHC Board as determined in its sole discretion from time to time. The terms of such non-employee director compensation are being formulating, and may include cash retainer and equity components.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors and executive officers of New WHC following the consummation of the Business Combination.

We are currently evaluating potential director nominees, but expect that the directors of New WHC upon the Closing will include the following persons:

Name	Age	Position
William M. George	58	Chairman of the Board and Chief Executive Officer
James D. Campolongo	65	Director
Steven Greenfield	51	Director
Clayton Reid	57	Director
		Director

____________

(1)      Expected to be a member of the audit committee, effective upon the Closing.

(2)      Expected to be a member of the compensation committee, effective upon the Closing.

(3)      Expected to be a member of the nominating and corporate governance committee, effective upon the Closing.

The following persons are anticipated to be the executive officers of New WHC following the consummation of the Business Combination:

Name	Age	Position
William M. George	58	Chief Executive Officer
Douglas Nickerson	57	Chief Financial Officer
Dwight Kines	65	Chief Operating Officer
Matthew Bushard	46	Executive Vice President
Terry Oates	64	Chief Strategy Officer
Natalie Parra	48	Chief Marketing Officer

Executive Officers

William M. George has extensive experience with taxicab and ground transportation companies dating back to 1984. He served as Chief Executive Officer and President of Metropolitan Transportation Services, Inc., or MTSI, beginning in 1985. MTSI operated a full-line passenger ground transportation service in Kansas City. In 1997 MTSI was acquired by Coach USA, Inc., a leading motorcoach operator, and Mr. George continued to oversee operations for the Kansas City region for Coach USA through 2002. In 2003, Mr. George acquired the Kansas City operations from Coach USA. After significantly expanding the acquired Kansas City operations, the transportation assets were acquired by TRANSDEV Group, a Paris, France based worldwide transportation conglomerate, in 2007. Mr. George managed the assets acquired by Transdev beginning in 2007, and in 2010 Mr. George was promoted to President of the United States Taxicab and Sedan Division of Transdev and served in that position until 2018. Mr. George founded WHC in January 2018 and has been Chief Executive Officer and Managing Member of WHC since January 17, 2018. Mr. George was nominated by WHC for inclusion in the Director Election Proposal pursuant to WHC’s rights included in the Business Combination Agreement. Mr. George was nominated to be a director because of his extensive experience in the transportation industry and his experience as Chief Executive Officer of WHC. Mr. George was nominated to be a director pursuant to WHC’s rights to nominate four directors set forth in the Business Combination Agreement.

Douglas Nickerson has 35 years of accounting, finance, audit and tax experience. Prior to joining WHC, Mr. Nickerson served as the Chief Financial Officer for QC Holdings, Inc., a consumer lending company based in Lenexa, Kansas. Mr. Nickerson joined QC Holdings, Inc. in April 2004 to assist in their initial public offering, completed in July 2004 (NASDAQ: QCCO). During his tenure at QCCO, Mr. Nickerson was involved in all aspects of the company, including numerous acquisitions, capital raises, shareholder dividend and stock repurchase transactions, investor relations and significant operational initiatives. Prior to joining QCCO, Mr. Nickerson served as Vice President — Controller and Treasurer for Janus Capital Group Inc. (formerly Stilwell Financial Inc. — NYSE: SV) (“SV”). In addition to helping SV become a public company through a tax-free spin-off, Mr. Nickerson was involved in capital raises, investor and stakeholder relations and treasury management. Prior to joining SV, Mr. Nickerson worked at PricewaterhouseCoopers for four years in the audit practice. Mr. Nickerson graduated magna cum laude from Kansas State University with a degree in accounting in 1988 and obtained his juris doctor degree from University Missouri-Kansas City in 2001. He was licensed as a certified public accountant (CPA) in 1990 and passed the Kansas bar exam in 2003. Mr. Nickerson became Chief Financial Officer of WHC on January 31, 2023.

Dwight Kines has more than 30 years of experience in the taxicab industry and has served in a variety of roles for growth-oriented companies. Prior to joining WHC in 2019, Dwight served as Mid-Atlantic Regional Vice-President for Transdev, overseeing operations in multiple states. His responsibilities included integration of newly acquired operations and several start-up companies in the region. Mr. Kines initially served as General Manager for the Company’s Maryland operations, overseeing a staff and fleet of more than 600 vehicles. In January 2022, Mr. Kines became Chief Operating Officer for the Company. Prior to his taxicab experience, Dwight spent nearly 10 years with Ryder Truck Rental, overseeing an operation with more than 60 commercial fleet accounts. Mr. Kines served as President of the Taxicab, Livery, and Paratransit Association (currently The Transportation Alliance) in 2016 and is currently a board member.

Matthew J. Bushard has extensive experience with mobility and ground transportation companies since 2004. Mr. Bushard graduated Cum Laude from St. John’s University with a degree in accounting and management in 1999. Mr. Bushard is licensed as a CPA in both Arizona and Minnesota. Mr. Bushard worked for KPMG for 5 years in the audit practice with a focus on public company clients, including those in the transportation and trucking industry. In 2004, Mr. Bushard joined Supershuttle International and held various accounting and finance positions over the next 5 years. In 2009, he began working for Transdev on Demand and held various accounting and finance positions including Chief Financial Officer from 2016 through the end of 2019, as well as President of Supershuttle International. In August 2020, Mr. Bushard joined WHC Worldwide as Executive Vice President with a primary focus in finance and accounting.

Terry Oates has worked in finance for over 40 years and specifically finance in the ground transportation industry for 35 years. Mr. Oates graduated from Loyola University in Accounting and worked in public accounting for 5 years before becoming CFO of Yellow Transportation in 1986. After 15 years of continued growth from a local taxicab company to a regional ground transportation operation, the company was sold in 2001 to Transdev. Mr. Oates joined Transdev in 2001 as a VP of Finance in the accounting department for 4 years and then moved to a newly created Mobility division when Transdev decided to expand its ground transportation division. Mr. Oates participated in a number of acquisitions with the Mobility division. Mr. Oates then joined WHC in August 2019 as its Chief Financial Officer when the Transdev Taxi Division was sold to WHC in 2019. In January 2023, Mr. Oates became the Chief Strategy Officer of WHC.

Natalie Parra has more than 16 years of experience in the passenger ground transportation industry. Ms. Parra is Vice President of Marketing and Recruiting for WHC. Ms. Parra joined WHC in August 2019. Through her prior experience in internet-based consumer lending and lead generation, she developed WHC’s independent contractor recruitment strategy, which produces automation for driver leads and appointments. Ms. Parra also oversees the development team for the zMetricz platform. Ms. Parra started in the ground transportation industry with Kansas City Transportation Group as a sales manager and held various positions as she continued to grow within the organization. As a result of her efforts, she was promoted to Director of Marketing with Transdev On-Demand in 2016. Natalie attended Johnson County Community College. She is a regular presenter and columnist for The Transportation Alliance and other industry associations, specializing in driver recruitment and business development.

Non-Employee Directors

James D. Campolongo has extensive experience in the passenger ground transportation industry. He was employed by TRANSDEV Group as general manager of their Pittsburgh Bus operations from 2012 through September, 2022. Mr. Campolongo held various positions with Yellow Cab of Pittsburgh beginning in 1991 and was promoted to President and Chief Executive Officer in 1994. As a result of his leadership, Yellow Cab of Pittsburgh ranked among the top taxi companies in the United States. Yellow Cab of Pittsburgh was acquired by Coach USA in 1998 and retained Mr. Campolongo as CEO. In 2003, Mr. Campolongo purchased the operations from Coach USA and operated as Pittsburgh Transportation Group. Veolia on Demand purchased Pittsburgh Transportation Group in 2009, and Mr. Campolongo continued to serve as President and Chief Executive Officer of the Pittsburgh Transportation Group for Veolia. In 2012, Veolia was acquired by the TRANSDEV Group. Mr. Campolongo also serves as Vice Chairman for WHC and has been an invaluable resource for the continued success of the zTrip brand. WHC believes Mr. Campolongo is qualified to be a director because of his in-depth knowledge of the transportation industry, his sales and marketing background and his strong accounting background. Mr. Campolongo was nominated to be a director pursuant to WHC’s right to nominate four directors as set forth in the Business Combination Agreement.

Steven Greenfield has served as Spree’s director since the consummation of its initial public offering. Since April 2014, Mr. Greenfield serves as CEO of Automotive Ventures LLC, a venture capital fund that he founded and that focuses on early-state auto tech startups. He also manages a consulting business working with auto tech participants, as well as PE and VC participants who are targeting the auto tech landscape. Since May 2020, Mr. Greenfield is also a managing director at Progress Partners, a Boston-based investment bank. From June 2018 to April 2020, he served as TrueCar’s SVP of Strategy and Business Development, and, from January 2011 to April 2014, as AutoTrader.com’s VP of Product Management and VP of Business Development, overseeing the acquisitions of vAuto, Kelley Blue Book, HomeNet Automotive, VinSolutions, and DealerScience. Earlier in his career, Mr. Greenfield served as Manheim’s Director of International Development, overseeing Manheim’s overseas investments, including establishing new joint ventures in Dubai, Istanbul and Beijing. He received a B.A. in Health Sciences from York University in Toronto, and an MBA from Goizueta Business School at Emory University in Atlanta.

Clayton Reid was employed as Chief Executive Officer of MMGY Global, an integrated marketing firm that was sold to Peninsula Capital Partners in 2015. He became the company’s Chairman in 2023. Mr. Reid is a recognized leader in travel industry marketing and strategic planning. He has worked with global travel and hospitality companies for three decades, including Bermuda Tourism, Disney, Hertz, Lufthansa, Marriott, Princess Cruises and Uber. Mr. Reid is a frequent speaker and has been featured by news organizations such as Bloomberg, CNN, Fox Business, NBC News, NPR, The New York Times, and Vice News. He has served as a member of the board of directors for Fortitude Advisors, Hospitality Sales and Marketing International, The New York City Hospitality Council, The United States Travel Association, Visit Kansas City and The World Alpine Ski Championships. Mr. Reid was nominated as a director because of his travel industry expertise and his leadership experience. Mr. Reid was nominated to be a director pursuant to WHC’s rights to nominate four directors set forth in the Business Combination Agreement.

Family Relationships

Natalie Parra, WHC’s Chief Marketing Officer, is married to William M. George, our Chief Executive Officer and a director of WHC. In 2022, Ms. Parra was paid a salary of $190,043, earned a bonus of $30,000 and was eligible to participate in WHC’s employee benefit plans.

Composition of the Board of Directors Following the Business Combination

In accordance with the terms of the Proposed Certificate of Incorporation and Proposed By-Laws, the New WHC Board will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a 3-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the first annual meeting of stockholders following the Closing for Class I directors, the second annual meeting of stockholders following the Closing for Class II directors and the third annual meeting of stockholders following the Closing for Class III directors.            and            will be Class I directors, William M. George and            will be Class II directors and            will be the Class III director.

Director Independence

Under the NYSE Listed Company Manual, a majority of the members of the New WHC Board must qualify as “independent,” as affirmatively determined by the New WHC Board. Under the rules of NYSE, an “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. It is anticipated that each individual expected to serve on the New WHC Board upon consummation of the Business Combination other than William M. George and James D. Campolongo will qualify as an independent director under the NYSE Listed Company Manual.

Role of the New WHC Board of Directors in Risk Oversight

Upon the Closing, one of the key functions of the New WHC Board will be informed oversight of the risk management process. The New WHC Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New WHC Board as a whole, as well as through various standing committees of the New WHC Board that address risks inherent in their respective areas of oversight. In particular, the New WHC Board will be responsible for monitoring and assessing strategic risk exposure and the New WHC audit committee will have the responsibility to consider and discuss major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The New WHC compensation committee will be responsible for overseeing the management of risks relating to executive compensation plans and arrangements. The compensation committee will also assess and monitor whether compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of the Board of Directors

Following the consummation of the Business Combination, it is anticipated that the New WHC Board will have three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. Each of these committees will operate under a written charter, to be approved by the New WHC Board and effective upon the Closing, that will satisfy the applicable rules and regulations of the SEC and the listing standards of NYSE, copies of which will be made available on the investor relations portion of New WHC’s website.

Audit Committee

Upon consummation of the Business Combination, it is anticipated that the members of the New WHC audit committee will be            and            is expected to serve as the chairperson of the audit committee. Under the NYSE Listed Company Manual and applicable SEC rules, we are required to have at least three members of the audit committee. The rules of the NYSE and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be composed solely of independent directors for audit committee purposes, and it is anticipated that each member will qualify as an independent director for audit committee purposes under applicable rules. Each of            is financially literate and it is anticipated that each of            will qualify as an “audit committee financial expert” as defined in applicable SEC rules.

Following the consummation of the Business Combination, the audit committee will, among other things:

•        select, retain, compensate, evaluate, oversee and, where appropriate, terminate New WHC’s independent auditor;

•        review and approve or pre-approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent registered public accounting firm;

•        evaluate the independence and qualifications of New WHC’s independent registered public accounting firm in compliance with applicable rules and regulations including PCAOB Rule 3526;

•        review the New WHC financial statements, and prior to filing such financial statements, discuss with management and New WHC’s independent registered public accounting firm the results of the annual audit and the quarterly reviews;

•        review and discuss with management and New WHC’s independent registered public accounting firm (i) the independent auditor’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review or peer review of the independent auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the independent auditor, (iii) any steps taken to deal with any such issues and (iv) the quality and adequacy of New WHC’s internal controls and New WHC’s disclosure controls and procedures;

•        review, evaluate and discuss with the independent registered public accounting firm such independent registered public accounting firm independence, effectiveness and performance, including that of the lead partner of the independent auditor team, and any disclosed relationships or services that may impact the objectivity and independence of the independent auditor, and ensure the rotation of the independent auditor’s lead audit partner assigned to New WHC as required by applicable rules and regulations;

•        discuss with management New WHC’s procedures regarding the presentation of New WHC’s financial information, and review earnings press releases and guidance;

•        oversee the design, implementation and performance of New WHC’s internal audit function, if any;

•        set hiring policies with regard to the hiring of employees and former employees of New WHC’s independent registered public accounting firm and oversee compliance with such policies in accordance with applicable rules and regulations;

•        review, approve and monitor related party transactions;

•        review and monitor compliance with New WHC’s code of ethics and business conduct and consider questions of actual or possible conflicts of interest of New WHC’s directors and officers;

•        adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by New WHC’s employees of concerns regarding questionable accounting or auditing matters;

•        review and discuss with management and New WHC’s independent registered public accounting firm the adequacy and effectiveness of New WHC’s legal, regulatory and ethical compliance programs; and

•        review and discuss with management and New WHC’s independent registered public accounting firm New WHC’s guidelines and policies to identify, monitor and address enterprise risks.

Compensation Committee

Upon consummation of the Business Combination, the New WHC compensation committee will consist of New WHC Board members appointed by the New WHC Board, all of which will be independent directors. The members of the compensation committee are expected to be            and            is expected to serve as the chairperson of the compensation committee.

Following consummation of the Business Combination, the New WHC compensation committee will, among other things:

•        have the authority to (i) retain or obtain the advice of any compensation consultant, independent legal counsel, or other advisor to assist in the compensation committee’s evaluation of the compensation of New WHC executive officers, (ii) determine the extent of funding necessary for payment of compensation to any such advisors, and (iii) meet privately with such advisors who shall be ultimately responsible to the compensation committee

•        review and approve or recommend to the New WHC Board for approval the compensation for the New WHC executive officers, including the New WHC chief executive officer;

•        review, approve and administer the New WHC employee benefit and incentive equity plans;

•        advise the New WHC Board on stockholder proposals related to executive compensation matters;

•        establish and review the compensation plans and programs of New WHC’s employees, and ensure that they are consistent with New WHC’s general compensation strategy;

•        oversee the management of risks relating to executive compensation plans and arrangements;

•        monitor compliance with any stock ownership guidelines;

•        develop and recommend to the New WHC Board such policies or practices with respect to the recovery or “clawback” of compensation (including equity awards) paid to employees of New WHC as may be required by applicable law;

•        review and approve or recommend to the New WHC Board for approval non-employee director compensation; and

•        review and approve New WHC’s annual Compensation Discussion and Analysis of executive compensation and prepare, review, and approve the “Report of the Compensation Committee,” and approve their inclusion in any other document, including in the annual report to shareholders and the annual proxy statement.

Governance and Nominating Committee

Upon consummation of the Business Combination, the New WHC governance and nominating committee will consist of New WHC Board members appointed by the New WHC Board, all of which will be independent directors. The members of the governance and nominating committee are expected to be            and            is expected to serve as the chairperson of the governance and nominating committee.

Following consummation of the Business Combination, the New WHC governance and nominating committee will, among other things:

•        review, assess and make recommendations to the New WHC Board regarding desired qualifications, expertise and characteristics sought of board members consistent with criteria approved by the New WHC Board;

•        identify, evaluate, select or make recommendations to the New WHC Board regarding nominees for election to the New WHC Board;

•        review, and make recommendations to the New WHC Board regarding, non-employee director compensation;

•        develop policies and procedures for considering stockholder nominees for election to the New WHC Board;

•        review New WHC’s succession planning process for the New WHC chief executive officer and any other members of the New WHC executive management team;

•        review and make recommendations to the New WHC Board regarding the composition, organization and governance the New WHC Board and its committees;

•        review and make recommendations to the New WHC Board regarding the New WHC corporate governance principles, guidelines and corporate governance framework providing for effective and efficient corporate governance;

•        oversee director orientation for new directors and continuing education for the New WHC directors;

•        oversee the evaluation of the performance of the New WHC Board and its committees;

•        adopt and implement a policy to review and approve or ratify transactions with “related persons” (as defined in applicable rules and regulations of the Commission) in accordance with New WHC policies;

•        review matters of compensation, benefits and other forms of remuneration for non-employee directors and recommend to the full New WHC Board annual director retainers and committee chair retainers, the retainer for the non-executive chairman of the New WHC Board, New WHC Board and committee meeting attendance fees, and any other compensation and benefits for non-employee directors; and

•        review compliance with any New WHC director stock ownership guidelines or holding requirements.

Director Compensation

The New WHC Board or the New WHC compensation committee will determine the annual compensation to be paid to the members of the New WHC Board following the completion of the Business Combination.

Executive Compensation

Following the Closing, New WHC intends to develop an executive compensation program that is designed to align compensation with New WHC’s business objectives and the creation of stockholder value, while enabling New WHC to attract, motivate and retain individuals who contribute to the long-term success of New WHC.

Decisions on the executive compensation program will be made by the New WHC compensation committee of the New WHC Board.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of Spree ordinary shares as of the record date for the extraordinary general meeting, and of New WHC Common Stock immediately following consummation of the Business Combination by:

•        each person known by Spree to be the beneficial owner of more than 5% of Spree’s outstanding ordinary shares on the record date;

•        each person known by Spree who may become the beneficial owner of more than 5% of New WHC Class A Common Stock or New WHC Class X Common Stock immediately following the Business Combination;

•        each of Spree’s current executive officers and directors;

•        each person who is currently expected to become an executive officer or a director of New WHC upon consummation of the Business Combination;

•        all of Spree’s current executive officers and directors as a group; and

•        all of New WHC’s currently expected executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security.

	Prior to Business Combination(1)			After Business Combination
				Assuming No Redemptions(2)			Assuming Maximum Redemptions(3)
Name and Address of Beneficial Owners	Class A Ordinary Shares		% of Total Voting Power	Shares of Class A Common Stock	Shares of Class X Common Stock	% of Total Voting Power	Shares of Class A Common Stock	Shares of Class X Common Stock	% of Total Voting Power
Directors and officers prior to the Business Combination(4):
Eran (Rani) Plaut(5)	5,945,715	(6)	22.9%	5,945,715	—	5.3%	5,945,715	—	6.1%
Shay Kronfeld(5)	5,945,715	(6)	22.9%	5,945,715	—	5.3%	5,945,715	—	6.1%
Joachim Drees	—		—	—	—	—	—	—	—
Steven Greenfield	—		—	—	—	—	—	—	—
David Riemenschneider	—		—	—	—	—	—	—	—
Nir Sasson	—		—	—	—	—	—	—	—
Philipp von Hagen	—		—	—	—	—	—	—	—
All directors and officers prior to the Business Combination (7 persons)	5,945,715	(6)	22.9%	5,945,715	—	5.3%	5,945,715	—	6.1%
Directors and executive officers after the Business Combination(7):
William M. George(8)	—		—	—	12,599,901	56.1%	—	12,272,304	63.4%
James D. Campolongo					2,589,021	11.5%	—	2,521,706	13.0%
Steven Greenfield	—		—	—	—	—	—	—	—
Clayton Reid	—		—	—	—	—	—	—	—
Douglas Nickerson	—		—	—	—	—	—	—	—
Dwight Kines(9)	—		—	—	172,601	*	—	168,114	*
Matthew Bushard	—		—	—	—	—	—	—	—
Terry Oates(9)	—		—	—	172,601	*	—	168,114	*
Natalie Parra(8)	—		—	—	12,599,901	56.1%	—	12,272,304	63.4%
All directors and executive officers after the Business Combination as a group (9 persons)	—		—	—	15,534,124	69.2%	—	15,130,238	78.1%
Five Percent Holders:
Spree Operandi, LP and affiliated entities and persons(5)	5,945,715	(6)	22.9%	5,945,715	—	5.9%	5,945,715	—	6.1%
YCC3, LLC(10)	—		—	—	2,589,021	11.5%	—	2,521,706	13.0%
BBLE, LLC(11)	—		—	—	1,380,811	6.2%	—	1,344,910	6.9%
WHCWW5, LLC(12)	—		—	—	863,007	3.8%	—	840,569	4.3%
Highbridge Capital Management, LLC(13)	1,717,530		6.6%	1,717,530	—	1.5%	1,717,530	—	1.8%
Saba Capital Management, L.P.(14)	1,879,814		7.2%	1,879,814	—	1.5%	1,879,814	—	1.9%

____________

*        Less than 1%.

(1)      Prior to the Business Combination, the percentage of issued and outstanding Spree Class A ordinary shares that is presented is based upon (i) 20,945,715 Class A ordinary shares issued and outstanding, consisting of 20,000,000 Class A ordinary shares sold at the closing of Spree’s initial public offering and 945,715 Class A ordinary shares included in the units sold to the Sponsor in a private offering simultaneously with the closing of Spree’s IPO, and (ii) 5,000,000 Class B ordinary shares, which generally vote together with the Class A ordinary shares as a single class. For the percentage of issued and outstanding Class A ordinary shares that is presented for our Sponsor and affiliated entities and persons, the percentage is also based on an additional 5,000,000 Class A ordinary shares issuable upon conversion of an equal number of Class B ordinary shares. Our Sponsor holds all 5,000,000 of our outstanding Class B ordinary shares.

(2)      The expected beneficial ownership of New WHC Common Stock immediately upon consummation of the Business Combination, assuming no holders of public shares exercise their redemption rights in connection therewith, is based on an estimated (a) 25,945,715 shares of New WHC Class A Common Stock, consisting of (i) 20,945,715 shares of New WHC Class A Common Stock issuable upon conversion of a like number of Class A ordinary shares, and (ii) 5,000,000 shares of New WHC Class A Common Stock issuable upon conversion of a like number of Class B ordinary shares, and (b) 17,260,138 shares of New WHC Class X Common Stock to be issued to the current Unit holders of WHC, issued and outstanding upon consummation of the Business Combination. Percent of total voting power is calculated based on the relative voting rights of the New WHC Class A Common Stock (one vote per share) and New WHC Class X Common Stock (five votes per share for the first 18 months post-Closing).

(3)      The expected beneficial ownership of New WHC Common Stock immediately upon consummation of the Business Combination, assuming that 13,148,740 of Spree’s outstanding public shares are redeemed in connection with the Business Combination, which is the estimated maximum number of shares that may be redeemed while still enabling the Minimum Cash Condition to be met, is based on an estimated (a) 12,796,975 shares of New WHC Class A Common Stock, consisting of (i) 7,796,975 shares of New WHC Class A Common Stock issuable upon conversion of a like number of Class A ordinary shares, and (ii) 5,000,000 shares of New WHC Class A Common Stock issuable upon conversion of a like number of Class B ordinary shares, and (b) 16,811,376 shares of New WHC Class X Common Stock to be issued to the current Unit holders of WHC, issued and outstanding upon consummation of the Business Combination. Percent of total voting power is calculated based on the relative voting rights of the New WHC Class A Common Stock (one vote per share) and New WHC Class X Common Stock (five votes per share for the first 18 months post-Closing).

(4)      Unless otherwise noted, the business address of each of the directors and officers prior to the Business Combination is c/o Spree Acquisition Corp. 1 Limited, 1922 Wildwood Place NE, Atlanta, GA 30324.

(5)      Spree Operandi U.S. LP, a Delaware limited partnership and wholly-owned subsidiary of our Sponsor, Spree Operandi, LP, directly holds the Class A ordinary shares reported in this row. Spree Operandi GP Limited, a Cayman Islands exempted company, serves as the sole general partner of Spree Operandi, LP and therefore indirectly possesses voting and investment authority with respect to the Class A ordinary shares held by Spree Operandi U.S. LP. Pureplay Investment LP (majority owned by our CFO and VP Finance, Shay Kronfeld) and Eran Plaut, our Chairman and CEO, serve as equal partners of Spree Operandi GP Limited, which provides them with ultimate voting and investment authority with respect to the subject Class A ordinary shares.

(6)      Consists of (i) 945,715 Class A ordinary shares contained in units, and (ii) 5,000,000 Class A ordinary shares issuable upon conversion of an equal number of Class B ordinary shares. The foregoing conversion will occur automatically on the first business day following consummation of a business combination by our company. Excludes 472,858 Class A ordinary shares underlying warrants contained in the units held by Spree Operandi U.S. LP, which are not exercisable as of, or within 60 days of, the date of this proxy statement/prospectus.

(7)      Unless otherwise noted, the business address of each of the directors and executive officers following the Business Combination is 1300 Lydia Ave., Kansas City, MO 64106.

(8)      Includes 12,427,299 shares owned by William M. George and 172,601 shares beneficially owned by his spouse, Natalie Parra through WHCWW5 Holding, LLC assuming no redemptions.

(9)      Represents shares beneficially owned through WHCWW5, LLC. Mr. Kines, Mr. Oates and Ms. Parra disclaim beneficial ownership of any other shares owned by WHCWW5, LLC.

(10)    YCC3, LLC is beneficially owned by James D. Campolongo and has a business address of 1300 Lydia Ave., Kansas City, MO 64106.

(11)    BBLE, LLC is beneficially owned by Les Morton and has a business address of 4520 Main St. Suite 1500 Kansas City, MO 64111

(12)    WHCWW5, LLC has a business address of 1300 Lydia Ave. Kansas City, MO 64106. Each of Mr. Kines, Mr. Oates and Ms. Parra own a 20% interest in WHCWW5 Holding LLC and disclaim beneficial ownership of any other shares owned by WHCWW5, LLC.

(13)    Based solely on a Schedule 13G filed with the SEC on February 2, 2023 by Highbridge Capital Management, LLC, an investment adviser to certain funds and accounts. The address of this shareholder is 277 Park Avenue, 23rd Floor, New York, New York 10172.

(14)    Based solely on a Schedule 13G (Amendment No. 1) filed with the SEC on February 14, 2023 by Saba Capital Management, L.P., a Delaware limited partnership, Saba Capital Management GP, LLC, a Delaware limited liability company, and Mr. Boaz R. Weinstein. Each of these persons may be deemed to be the beneficial owner of all of the reported shares and possess shared voting power with respect to all of these shares. The address for these persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Described below are any transactions occurring since January 1, 2020 and any currently proposed transactions to which either Spree or WHC was a party and in which:

•        the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of Spree or WHC’s total assets, as applicable, at year-end for the last two completed fiscal years; and

•        a director, executive officer, holder of more than 5% of the outstanding capital stock of Spree or WHC, or any member of such person’s immediate family had or will have a direct or indirect material interest.

In addition to the transactions described below, please see the compensation agreements and other arrangements described under the sections titled “The Business Combination — Interests of Spree’s Directors and Executive Officers in the Business Combination”, “Information About Spree — Executive Compensation and Director Compensation and Other Interests”, and “WHC Executive Compensation”.

Certain Relationships and Related Person Transactions-Spree

Class B Ordinary Shares

In August 2021, the wholly-owned subsidiary of our Sponsor purchased 5,750,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.0043 per share. Of those founder shares, 718,750 shares were surrendered for no consideration in November 2021 and an additional 31,250 shares were surrendered for no consideration in January 2022 (due to the partial non-exercise by the underwriter for our IPO of its over-allotment option), thereby resulting in an effective purchase price of $0.005 per share for the remaining 5,000,000 founder shares held.

The Sponsor agreed, subject to limited exceptions, not to transfer, assign or sell any of their Class B ordinary shares until the earlier to occur of: (A) one year after the completion of an initial business combination and (B) subsequent to the initial business combination, (x) if the closing price of Spree’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which Spree completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Shares

Simultaneously with the closing of the initial public offering, our Sponsor purchased, in a private placement, an aggregate of 945,715 private units, comprised of 945,715 private placement shares and 472,858 private warrants, at a price of $10.00 per unit ($9,457,150 in the aggregate). Each private warrant is exercisable to purchase one whole ordinary share at $11.50 per share, subject to adjustment as provided herein. Our Sponsor is permitted to transfer the private units held by it to certain permitted transferees, including our officers and directors and other persons or entities affiliated with or related to it, but the transferees receiving such securities will be subject to the same agreements with respect to such securities as our Sponsor. Otherwise, these units will generally not be transferable or salable until 30 days after the completion of our initial business combination. The private warrants will be non-redeemable. Like the publicly-held warrants, the private warrants may be exercised by the Sponsor or its permitted transferees solely for cash, and not on a cashless basis. Except for the foregoing, the terms and provisions of the private warrants are identical to those of the warrants sold as part of the units in our initial public offering.

The private units are subject to the lock-up period described in the Investor Rights Agreement that was executed by the Sponsor in connection with the execution of the Business Combination Agreement.

Related Party Loans

Prior to Spree’s IPO, our Sponsor had agreed to loan Spree up to $300,000 to be used for a portion of the expenses of our IPO. Prior to the consummation of our IPO, we had borrowed all $300,000 available under the promissory note representing that commitment of our Sponsor. These loans were non-interest bearing, unsecured, and were due at the closing of our IPO. The loans were repaid on December 20, 2021, concurrently with the consummation of Spree’s IPO, out of the offering proceeds not held in the trust account. The value of the Sponsor’s interest in this transaction corresponded to the principal amount issued and outstanding under any such loan. As of December 31, 2022, no amounts remained outstanding under the promissory note.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of those loans may be converted into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private warrants included in the private units to be issued and sold to our Sponsor. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

Administrative Services Agreement

On August 22, 2021, Spree entered into an Administrative Services Agreement pursuant to which Spree pays the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a business combination or our liquidation, we will cease paying any of these monthly fees. Accordingly, in the event the consummation of a business combination takes the maximum 15 months (or up to any Extension Period, if applicable), the Sponsor will be paid up to $10,000 per month ($150,000 or more in the aggregate) for office space, administrative and support services and will be entitled to be reimbursed for any out-of-pocket expenses. Spree incurred approximately $120,000 in general and administrative expenses for the year ended December 31, 2022.

Investor Rights Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Spree, the Sponsor, the officers and directors of Spree and certain WHC Members entered into the Investor Rights Agreement, which will take effect at the Closing, pursuant to which, among other things, (a) the parties who are members of WHC and who will be holders of shares of New WHC Class A Common Stock post-Closing agreed not to effect any sale or distribution of any equity securities of Spree held by any of them during the lock-up period described therein and (b) the holders will be granted certain registration rights with respect to their respective shares of New WHC Class A Common Stock (including shares received upon exercise of the Earnout Warrant), in each case, on the terms and subject to the conditions set forth therein. For additional information, see “Business Combination Proposal — Related Agreements-Investor Rights Agreement.”

Voting Agreement

In connection with their entry into the Business Combination Agreement, Spree and the Sponsor entered into a Voting Agreement, with the WMG Holder, pursuant to which Spree, Sponsor and the WMG Holder agreed, among other things, upon effectiveness of the Business Combination and on the terms and conditions set forth therein, that (i) the WMG Holder is entitled to designate four individuals, two of whom will be Class I directors and two of whom will be Class II directors, to serve as members of the board of directors of WHC Inc., and (ii) from and after the closing of the Business Combination Agreement, Sponsor is entitled to appoint or nominate one individual to serve as Class III director of the board of directors of New WHC. Sponsor and WMG holder each agreed to vote all their Voting Interests (as defined therein) and shall take all necessary actions within their control to elect the designees nominated by the other party. For additional information, see “Business Combination Proposal — Related Agreements — Voting Agreement.”

Support Agreement

In connection with the execution of the Business Combination Agreement, WHC and Spree entered into a Support Agreement with the existing WHC unitholders (“Covered Units”). Under the terms of the agreement, each of these holders shall, and shall cause any other holder of record of any of the holder’s Covered Units, if a meeting of the WHC unitholders is held with respect to the Business Combination, to: (a) appear at such meeting or otherwise cause such WHC member’s Covered Units to be counted as present thereat for the purpose of establishing a quorum; (b) vote, in person or by proxy, or validly execute and deliver any written consent with respect to all of the member’s Covered Units in favor of the Business Combination and the other transactions contemplated by the Business Combination Agreement, and any other resolutions in favor of the adoption of the Business Combination Agreement and any other matters necessary or reasonably requested by the WHC for consummation of the transactions contemplated under the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement; (c) vote (or execute and return an action by written consent) all of the Covered Units held by such WHC member against (A) any transaction, action or agreement of any kind (other than the Business Combination) concerning the sale or transfer of (x) all or any material part of the business or assets of WHC or (y) any of the shares or other equity interests or profits of WHC, that would reasonably be expected to (i) frustrate the purposes of, impede, interfere with, delay, postpone or adversely affect the Business Combination (including the consummation thereof), (ii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement, or cause any of the conditions to Closing set forth in the Business Combination Agreement not to be fulfilled or satisfied, or (iii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the member contained in the agreement, and (B) any merger agreement or merger (other than the Business Combination Agreement), consolidation, combination, sale of all or substantially all assets, scheme of arrangement, reorganization, recapitalization, dissolution, liquidation or winding up of or by WHC.

Each WHC member further agreed not to transfer such WHC member’s WHC units except in certain transfers in connection with consummation of the transactions under the Business Combination Agreement. For additional information, see “Business Combination Proposal — Related Agreements — Support Agreement.”

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, (i) Spree, (ii) the Sponsor, (iii) WHC, (iv) each executive officer of Spree and (v) the independent directors of Spree (together with Sponsor, the “Insiders”) entered into a Sponsor Letter Agreement, pursuant to which, among other things, (i) each Insider agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of Spree shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each Insider agreed to waive any adjustment to the conversion ratio set forth in the governing documents of Spree or any other anti-dilution or similar protection with respect to the Class B ordinary shares (including any that may result from the PIPE investment contemplated to be consummated at the Closing), and (iii) at the option of WHC, the Sponsor will cancel any pre-Closing Spree warrants held by it in a manner proportionate to the extent of any Spree shareholder redemptions from the trust account that cause the aggregate cash proceeds from the trust account to be less than $50 million. For additional information, see “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement.”

The A&R WHC LLC Operating Agreement

Following the Business Combination, the combined company will be organized in an Up-C tax structure, such that WHC and the subsidiaries of WHC will hold and operate substantially all of the assets and business of New WHC, and New WHC will be a publicly listed holding company that will hold equity interests in WHC. At the Closing, WHC will amend and restate its limited liability company agreement in its entirety to, among other things, provide the WHC unit holders the right to redeem their WHC Class B Common Units (together with the forfeiture of shares of New WHC Class X Common Stock held by them) for New WHC Class A Common Stock or, at New WHC’s option, cash, in each case, subject to certain restrictions set forth therein. For additional information, see “Business Combination Proposal — Related Agreements — The A&R WHC LLC Agreement”.

The Tax Receivable Agreement

Concurrent with the execution of the Business Combination Agreement, the TRA Party Representative (as defined in the Tax Receivable Agreement referenced below) entered into a Tax Receivable Agreement with the persons from time to time that become a party thereto (such persons, collectively, the “TRA Participants”). Pursuant to the Tax Receivable Agreement, New WHC will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New WHC actually realizes (computed using certain simplifying assumptions) as a result of the increases in tax basis and certain other tax benefits related to any exchanges of WHC Class B common units (together with the forfeiture of New WHC Class X Common Stock) for New WHC Class A Common Stock. For additional information, see “Business Combination Proposal — Tax Receivable Agreement.”

Certain Relationships and Related Person Transactions — WHC

Agreements between YCC3, LLC, and William M George

Pursuant to the Membership Interest Purchase Agreement dated August 16, 2019, between William M. George, the Chief Executive Officer of the Company and YCC3, LLC (“YCC3”), William M. George sold 11 Class A Units of WHC to YCC3, LLC, for a purchase price of $660,000. Upon payment of the purchase price in full, on August 16, 2020 George sold an additional four Class A Units to YCC3 for $1.00 per unit, as contemplated by the Membership Interest Purchase Agreement, dated August 16, 2019, as documented by an agreement dated August 16, 2020.

Access Bank Transactions

WHC entered into a Loan Agreement with Access Bank, a Nebraska state banking corporation (“Access Bank”) dated December 14, 2020, for a loan in the amount $15,719,500 (the “Loan Amount”). As part of the transaction, the Company issued a promissory note to Access Bank for the Loan Amount and a Co-Lender Agreement was signed by and among WHC, Access Bank and other loan parties including William George, as guarantor and pledgor, and YCC3, a WHC member, as pledgor. As security for the loan agreement, William George entered into a guarantee with Access Bank. Additionally, both William M. George and YCC3 entered into pledge and security agreements with Access Bank, granting a security interest in and assigning their respective membership interests in WHC to Access Bank as security for the loan. The outstanding balance of the loan, as of December 31, 2022 was $16,218,790. On the same date as the Loan Agreement referenced above, WHC and Access Bank entered into a second loan agreement and promissory note on a revolving note with a principal balance of $5,000,000. As additional security for such loan and promissory note, William M. George, as Trustee for the William M. George Revocable Trust (an affiliate of William George), made a Nebraska Trust Certification to Access Bank. The revolving note was due and payable on or before December 14, 2021 and has no outstanding balance.

Equipment Financing Agreements

William M. George entered into a personal guarantee with respect to those certain Equipment Financing Agreements, dated July 26, 2019, by and between the Company and Dimension Funding, LLC (the “Financing Agreements”) for equipment with a total value of $175,434. In addition, WMG Enterprises, L.L.C., a Missouri limited liability company, entered into a corporate guarantee with respect to the Financing Agreements. William M. George is the Chief Executive Officer and Managing Member of WMG Enterprises, L.L.C.

Headquarters Lease

WHC intends to enter a lease for a new headquarters building in Leawood, KS commencing on or about January 2024. The lessor will be an entity that is wholly owned by William M. George. The lease will be at market rates and lease documentation will be completed in the future.

Employment Relationship

Chad Stepanik is General Manager of WHC’s subsidiary, WHC PA, LLC. Mr. Stepanik is the son-in-law of James Campolongo, a director nominee. In 2022, Mr. Stepanik was paid a salary of $124,103 and a bonus of $24,582.

Spree’s Policies for Approval of Related Person Transactions

Prior to the consummation of our IPO, we adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interest, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. A form of the code of ethics that we adopted prior to the consummation of our IPO was filed as an exhibit to the registration statement for our IPO.

Our audit committee, pursuant to a written charter that we adopted, prior to the consummation of our initial public offering, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers or directors, or our or any of their affiliates.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our Sponsor, officers or directors unless we, or a committee of independent and disinterested directors, have obtained an opinion from an independent investment banking firm or an independent accounting firm that our initial business combination is fair to our company from a financial point of view.

Furthermore, no finder’s fees, reimbursements or cash payments will be made by us to our Sponsor, officers or directors, or our or any of their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of our initial public offering and the sale of the private units that are held in the trust account prior to the completion of our initial business combination:

•        Repayment of an aggregate of up to $300,000 in loans that may be made to us by our Sponsor to cover offering-related and organizational expenses (the $199,598 of these loans that was outstanding was repaid following the consummation of our initial public offering);

•        Payment to our Sponsor of up to $10,000 per month for office space, administrative and support services;

•        Payment of consulting, success or finder fees to our Sponsor, officers and directors, or their affiliates, in connection with the consummation of our initial business combination;

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination;

•        Repayment of loans which may be made by our Sponsor or an affiliate of our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of those loans may be converted into warrants, at a price of $1.00 per warrant at the option of the lender; and

•        At the closing of our initial business combination, we may pay a customary financial consulting fee to an affiliate of our Sponsor. We may pay such financial consulting fee in the event such party or parties provide us with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources that we believe are necessary in order to assess, negotiate and consummate an initial business combination. The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of our audit committee pursuant to the audit committee’s policies and procedures relating to transactions that may present conflicts of interest.

The above payments will be funded using the net proceeds of our IPO and the sale of the private units that are not held in the trust account or, upon completion of the Business Combination, from any amounts remaining from the proceeds of the trust account released to us in connection therewith.

Our audit committee reviews on a quarterly basis all payments that are made to our Sponsor, officers or directors, or our or their affiliates.

WHC Policies for Approval of Related Person Transactions

WHC’s existing operating agreement provides that William M. George, as managing member of WHC, may not, without the consent of two identified members, enter into or amend any contract or transaction between the existing WHC unitholders or any of their affiliates and WHC or any subsidiary of WHC.

New WHC Policies and Procedures for Related Person Transactions

Upon the Closing, it is anticipated that the New WHC Board will adopt a written Related Person Transactions Policy that sets forth New WHC’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of the anticipated New WHC policy only, a “related person transaction” is defined as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New WHC or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any related person has a material interest. Transactions involving compensation for services provided to New WHC as an employee, consultant or director will not be considered related person transactions under this policy.

For purposes of the anticipated New WHC policy only, a “related person” is defined as any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New WHC’s voting securities (including New WHC Class A Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of New WHC’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to New WHC’s audit committee (or, where review by New WHC’s audit committee would be inappropriate, to another independent body of the New WHC Board) for review. To identify related person transactions in advance, New WHC will rely on information supplied by New WHC’s executive officers, directors and certain significant stockholders. In considering related person transactions, New WHC’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•        the risks, costs, and benefits to New WHC;

•        the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•        the terms of the transaction;

•        the availability of other sources for comparable services or products; and

•        the terms available to or from, as the case may be, unrelated third parties.

New WHC’s audit committee will approve only those transactions that it determines are fair to New WHC and in New WHC’s best interests. The Business Combination and all transactions described in connection therewith were, and will be, entered into prior to the adoption of any New WHC Related Person Transactions Policy.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

Spree is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Existing Governing Documents govern the rights of its shareholders. Immediately prior to the consummation of the Business Combination described in this proxy statement/prospectus, Spree intends to effect a deregistration under the Cayman Islands Companies Act (2021 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which Spree’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. The Cayman Islands Companies Act and Cayman Islands law generally differ in some material respects from laws generally applicable to United States and Delaware corporations and their stockholders. In addition, the Existing Governing Documents differ in certain material respects from the Proposed Governing Documents. As a result, when you become a stockholder of New WHC, your rights will differ in some regards as compared to when you were a shareholder of Spree.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Spree and New WHC according to applicable law and/or the organizational documents of Spree and New WHC. You also should review the Proposed Certificate of Incorporation and the Proposed By-Laws of New WHC attached hereto as Annex B-1 and Annex B-2 to this proxy statement/prospectus, respectively, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to Spree and New WHC.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of the voting power of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued do not, in certain circumstances, require acquirer stockholder approval.

Certain mergers in which one entity owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval-there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters

Generally, unless a corporation’s governing documents provide a different standard, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under Cayman Islands law and the Existing Governing Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

	Delaware	Cayman Islands
Appraisal Rights

Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger if the merger consideration is stock of the surviving entity or a publicly traded entity; stockholders generally will have appraisal rights if the merger consideration is cash.

Minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business, subject to certain procedural requirements.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including complying with exclusive forum provisions as per the Proposed By-Laws).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty (which includes a duty of good faith) to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors

Delaware law permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, certain unlawful repurchases or dividends, or transactions in which a director receives an improper personal benefit.

Liability of directors may be unlimited, except with regard to their own fraud or willful default.

DESCRIPTION OF NEW WHC SECURITIES

The following summary of certain provisions of New WHC securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed By-Laws, the Investor Rights Agreement, and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation, the Proposed By-Laws and the Investor Rights Agreement are attached to this proxy statement/prospectus as Annex B-1, Annex B-2 and Annex J, respectively.

Authorized Capitalization

General

The total number of shares of all classes of stock that New WHC will have authority to issue is 250,000,000 shares, consisting of:

•        240,000,000 shares of common stock, divided into:

•        200,000,000 shares of New WHC Class A Common Stock; and

•        40,000,000 shares of New WHC Class X Common Stock; and

•        10,000,000 shares of New WHC Preferred Stock.

The following summary describes certain material provisions of New WHC’s capital stock. We urge you to read the Proposed Governing Documents and the Investor Rights Agreement.

New WHC Common Stock

New WHC Class A Common Stock

New WHC expects, assuming no holders of public shares exercise their redemption rights in connection with the Business Combination, to have approximately 25,945,715 shares of New WHC Class A Common Stock issued and outstanding immediately following the consummation of the Business Combination.

Voting Rights.    Each holder of New WHC Class A Common Stock will be entitled to one vote for each share of New WHC Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of New WHC Class A Common Stock will be entitled to vote separately upon any amendment to the Proposed Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of New WHC Common Stock in a manner that is disproportionately adverse as compared to the New WHC Class X Common Stock.

To the fullest extent permitted by law, holders of shares of each class of the New WHC Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Certificate of Incorporation (including any certificate of designations relating to any series of New WHC Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of New WHC Preferred Stock if the holders of such affected series of New WHC Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Proposed Certificate of Incorporation (including any certificate of designations relating to any series of New WHC Preferred Stock) or under the DGCL.

Dividends; Stock Splits or Combinations.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of New WHC Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the New WHC Class A Common Stock with respect to the payment of dividends, dividends and other distributions of cash, stock or property may be declared and paid on the shares of New WHC Class A Common Stock out of the assets of New WHC that are by law available therefor, at the times and in the amounts as the New WHC Board in its discretion may determine.

In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any series of New WHC Common Stock (each, a “Stock Adjustment”) unless:

(a)     a corresponding Stock Adjustment for all other series of New WHC Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner; and

(b)    the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A Units (as defined in the A&R WHC LLC Agreement).

Stock dividends with respect to each class of New WHC Common Stock (in this case, New WHC Class A Common Stock) may only be paid with shares of stock of the same series of New WHC Common Stock.

Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of New WHC, after payment or provision for payment of the debts and other liabilities of New WHC and of the preferential and other amounts, if any, to which the holders of New WHC Preferred Stock are entitled, if any, the holders of all outstanding shares of New WHC Class A Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of New WHC Class A Common Stock will be entitled to receive the remaining assets of New WHC available for distribution ratably in proportion to the number of shares of New WHC Class A Common Stock, which shall be treated as a single class.

New WHC Class X Common Stock

New WHC expects, assuming no holders of public shares exercise their redemption rights in connection with the Business Combination, to have approximately 17,260,138 shares of New WHC Class X Common Stock issued and outstanding immediately after consummation of the Business Combination. Shares of New WHC Class X Common Stock, together with the corresponding number of WHC Class B Common Units, may be exchanged for shares of New WHC Class A Common Stock pursuant to the Proposed Certificate of Incorporation and the A&R WHC LLC Agreement.

Voting Rights.    Each holder of New WHC Class X Common Stock will initially be entitled to five votes for each share (and following the 18-month anniversary of the Closing Date, one vote for each share) of New WHC Class X Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of New WHC Class X Common Stock will be entitled to vote separately upon any amendment to the Proposed Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of New WHC Common Stock in a manner that is disproportionately adverse as compared to the New WHC Class A Common Stock.

To the fullest extent permitted by law, holders of shares of each class of New WHC Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Certificate of Incorporation (including any certificate of designations relating to any series of New WHC Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of New WHC Preferred Stock if the holders of such affected series of New WHC Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Proposed Certificate of Incorporation (including any certificate of designations relating to any series of New WHC Preferred Stock) or under the DGCL.

Dividends; Stock Splits and Combinations.    Dividends of cash or property may not be declared or paid on shares of New WHC Class X Common Stock.

Further, in no event will any Stock Adjustment be declared or made on any series of New WHC Common Stock unless:

(a)     a corresponding Stock Adjustment for all other series of New WHC Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner, and

(b)    the Stock Adjustment has been reflected in the same economically equivalent manner on all WHC Class A Common Units.

Stock dividends with respect to New WHC Common Stock (in this case, new WHC Class X Common Stock) may only be paid with shares of stock of the same series of New WHC Common Stock.

Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of New WHC, after payment or provision for payment of the debts and other liabilities of New WHC and of the preferential and other amounts, if any, to which the holders of New WHC Preferred Stock are entitled, if any, the holders of shares of New WHC Class X Common Stock will not be entitled to receive, with respect to such shares, any assets of New WHC in excess of the par value thereof. Notwithstanding the foregoing, the holders of New WHC Class X Common Stock will have the right to exchange their shares of New WHC Class X Common Stock, together with the corresponding WHC Class B Common Units constituting the remainder of any Paired Interests in which such shares are included, for shares of New WHC Class A Common Stock in accordance with the Proposed Certificate of Incorporation and the A&R WHC LLC Agreement (or for the cash consideration payable in respect of shares of New WHC Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up).

Voluntary Exchange.    Each share of New WHC Class X Common Stock shall be exchangeable (together with an equivalent number of WHC Class B Common Units) for one share of New WHC Class A Common Stock at the option of the holder thereof at any time upon written notice to New WHC; provided that, for the avoidance of doubt, any such holder of shares of New WHC Class X Common Stock may in such written notice to New WHC specify that such conversion into shares of New WHC Class A Common Stock shall be contingent upon the consummation of one or more sale or other transfer transactions.

Cancellation of New WHC Class X Common Stock

No holder of New WHC Class X Common Stock may transfer shares of New WHC Class X Common Stock to any person unless such holder transfers a corresponding number of WHC Class B Common Units to the same person in accordance with the provisions of the A&R WHC LLC Agreement. If any outstanding shares of New WHC Class X Common Stock ceases to be held by a holder of the corresponding WHC Class B Common Unit, such share of New WHC Class X Common Stock will automatically and without further action on the part of New WHC or any holder of New WHC Class X Common Stock, be transferred to New WHC for no consideration and cancelled.

New WHC Preferred Stock

The New WHC Board is expressly authorized, subject to any limitations prescribed by the laws of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of New WHC Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable laws of the State of Delaware, to establish from time to time the number of shares of New WHC Preferred Stock to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the New WHC Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of New WHC Preferred Stock of any such series.

Except as otherwise expressly provided in any certificate of designation designating any series of New WHC Preferred Stock, (i) any new series of New WHC Preferred Stock may be designated, fixed and determined as provided herein by the New WHC Board without approval of the holders of New WHC Common Stock or the holders of New WHC Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the New WHC Common Stock, the New WHC Preferred Stock or any future class or series of New WHC Preferred Stock or New WHC Common Stock.

Authorized but Unissued New WHC Capital Stock

As it relates to New WHC Class A Common Stock, New WHC will at all times reserve and keep available out of its authorized and unissued shares of New WHC Class A Common Stock, solely for the purpose of the issuance in connection with the exchange of Paired Interests, the number of shares of New WHC Class A Common Stock that are issuable upon the exchange of all outstanding Paired Interests which consist of New WHC Class X Common Stock and WHC Class B Common Units pursuant to the A&R WHC LLC Agreement.

New WHC Warrants

Overview

Each New WHC Warrant will entitle the registered holder to purchase one share of New WHC Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days following the Business Combination. However, no warrants will be exercisable for cash unless a prospectus relating to such shares of New WHC Class A Common Stock and related registration statement of which such prospectus forms a part are then current and in effect. The warrants are exercisable for cash only, and are not exercisable on a cashless basis. The warrants will expire on the fifth anniversary of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The New WHC Warrants that are represented by the private warrants, as well as any New WHC Warrants represented by warrants included in additional units issued by Spree to its Sponsor, officers, directors or their affiliates in payment of working capital loans made to Spree, are identical to all other New WHC Warrants, except that, for so long as they are held by the Sponsor or its affiliates: (1) such warrants will not be redeemable by New WHC; (2) they (including the New WHC Class A Common Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by Sponsor until 30 days after the completion of our initial business combination; and (3) they (including the New WHC Class A Common Stock issuable upon exercise of these warrants) are entitled to registration rights.

New WHC may call the New WHC Warrants for redemption (excluding warrants represented by private warrants or represented by any warrants included in additional units issued by Spree to its Sponsor, officers, directors or their affiliates in payment of working capital loans made to Spree), in whole and not in part,

•        at any time after the warrants become exercisable;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        at a price of $0.01 per warrant if, and only if, the reported last sale price of the New WHC Class A Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•        if, and only if, a registration statement is then in effect with respect to the shares of New WHC Class A Common Stock underlying such warrants.

The right to exercise will be forfeited unless the New WHC Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a New WHC Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

In the event that New WHC elects to call all of the New WHC Warrants for redemption as described above, New WHC will fix a date for the redemption. Pursuant to the terms of the Warrant Agreement, notice of redemption will be mailed by first class mail, postage prepaid, by New WHC not less than 30 days prior to the redemption date to the registered holders of the New WHC Warrants to be redeemed at their last addresses as they appear on the registration books. In addition, New WHC will issue a press release and file a Current Report on Form 8-K with the SEC containing the notice of redemption. Further, beneficial owners of the New WHC Warrants will be notified of such redemption via the posting of the redemption notice to DTC. New WHC will not be contractually obligated to notify investors when the New WHC Warrants become eligible for redemption and does not intend to so notify investors upon eligibility of the New WHC Warrants for redemption, unless and until it elects to redeem such warrants pursuant to the terms of the Warrant Agreement.

The redemption criteria for the New WHC Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing New WHC stock price and the warrant exercise price so that if the stock price declines as a result of New WHC’s redemption call, the redemption will not cause the stock price to drop below the exercise price of the warrants.

The New WHC Warrants will be issued in registered form under the Warrant Agreement, as continuing in effect following the Domestication. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then-outstanding New WHC Warrants represented by public warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of New WHC Class A Common Stock issuable on exercise of the New WHC Warrants may be adjusted in certain circumstances including in the event of a share capitalization, recapitalization, reorganization, merger or consolidation involving New WHC. However, the New WHC Warrants will not be adjusted for issuances of New WHC Class A Common Stock at a price below their respective exercise prices.

In addition, if (x) Spree or New WHC issues additional Class A ordinary shares or shares of New WHC Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an effective issue price (the “Newly Issued Price”) of less than $9.20 per share, (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares and New WHC Class A Common Stock (as applicable) during the 20 trading day period starting on the trading day prior to the day of the Closing of the Business Combination (such trading price, the “Market Value”) is below $9.20 per share, then the exercise price of the New WHC Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of (i) the Market Value or (ii) the Newly Issued Price.

The New WHC Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to New WHC, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of New WHC Class A Common Stock and any voting rights until they exercise their warrants and receive shares of New WHC Class A Common Stock. After the issuance of shares of New WHC Class A Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by New WHC’s stockholders.

Under the terms of the Warrant Agreement, Spree (and New WHC, as its successor following the Domestication) has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, it will use its reasonable best efforts to file with the SEC a post-effective amendment to the registration statement for the initial public offering or a new registration statement covering the issuance, under the Securities Act, of the shares of New WHC Class A Common Stock issuable upon exercise of the New WHC Warrants and to use its reasonable best efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement. However, we cannot assure you that New WHC will be able to do so and, if New WHC does not maintain a current prospectus relating to the shares of New WHC Class A Common Stock issuable upon exercise of the New WHC Warrants, holders will be unable to exercise their warrants.

New WHC Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise its warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.9% of the outstanding shares of New WHC Class A Common Stock.

No fractional shares will be issued upon exercise of the New WHC Warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New WHC will, upon exercise, round up to the nearest whole number the number of shares of New WHC Class A Common Stock to be issued to the warrant holder.

Warrant Agent

The warrant agent for the New WHC Warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as warrant agent, its agents and each of its shareholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Election of Directors and Vacancies; Board of Directors

Subject to the rights of the holders of New WHC Preferred Stock, the number of directors of the New WHC Board shall be fixed only by resolution of the New WHC Board acting pursuant to a resolution adopted by a majority of the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships, which shall be divided into three (3) classes as nearly equal in size as is practicable, designated Class I, II and III. Under the Proposed By-Laws, at all meetings of stockholders called for the election of directors, directors shall be elected by a plurality of the votes cast. All directors will be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation, death or removal.

Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of New WHC Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the New WHC Board resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director. A director elected or appointed to fill a vacancy resulting from the death, resignation, disqualification or removal of a director or a newly created directorship will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been duly elected and qualified.

Subject to the rights, if any, of any series of New WHC Preferred Stock, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 662/3% of the voting power of the outstanding New WHC voting stock.

In addition to the powers and authority expressly conferred upon them by statute or by the Proposed Certificate of Incorporation or Proposed By-Laws, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by New WHC, subject, nevertheless, to the provisions of the DGCL, the Proposed Certificate of Incorporation and the Proposed By-Laws adopted and in effect from time to time; provided, however, that no by-law adopted will invalidate any prior act of the directors of New WHC which would have been valid if such by-law had not been adopted.

Quorum

The Proposed By-Laws provide that the holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Certificate of Incorporation. If, however, such quorum will not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed By-Laws

The Proposed Certificate of Incorporation and the Proposed By-Laws contain provisions that may delay, defer or discourage another party from acquiring control of New WHC. We expect that these provisions, which are summarized below, may discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New WHC to first negotiate with the New WHC Board, which we believe may result in an improvement of the terms of any such acquisition in favor of New WHC’s stockholders. However, they also give the New WHC Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NYSE, which would apply if and so long as the New WHC Class A Common Stock remains listed on NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of New WHC Class A Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the New WHC Board to issue shares to persons friendly to New WHC management, which issuance could render more difficult or discourage an attempt to obtain control of New WHC by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of New WHC management and possibly deprive stockholders of opportunities to sell their shares of New WHC Class A Common Stock at prices higher than prevailing market prices.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

The Proposed Certificate of Incorporation provides that unless otherwise required by law, and subject to the rights of the holders of any series of New WHC Preferred Stock, special meetings of the stockholders of New WHC may be called only by a majority of the New WHC Board or the chief executive officer. The Proposed By-Laws provide that unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

The Proposed By-Laws also provide that unless otherwise restricted by the Proposed Certificate of Incorporation or the Proposed By-Laws, any action required or permitted to be taken at any meeting of the New WHC Board or of any committee thereof may be taken without a meeting, if all members of the New WHC Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the New WHC Board or committee.

In addition, the Proposed By-Laws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the New WHC Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to the New WHC secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of New WHC’s outstanding voting securities.

Amendment to Certificate of Incorporation and By-Laws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or by-laws is required to approve such amendment, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage.

The Proposed Certificate of Incorporation provides that New WHC reserves the right to amend, alter, change or repeal any provision contained in the Proposed Certificate of Incorporation; provided, however, that the provisions related to the board of directors (in Article 7), as described below, may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 80% of the outstanding voting stock of New WHC, voting together as a single class:

•        the provisions outlining the powers of the New WHC Board;

•        the provision providing that, at each annual meeting of stockholders, directors shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal;

•        the provision providing that the number of directors that constitutes the entire New WHC Board shall be fixed only by resolution of the New WHC Board;

•        the provisions dividing the New WHC Board into three classes, each of which stands for election once every three years;

•        the provisions providing that a director may only be removed from the New WHC Board for cause only by the affirmative vote of 66 and 2/3% of the total voting power of the outstanding voting stock; and

•        the provisions providing that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by the sole remaining director.

The Proposed By-Laws may be amended, modified or repealed (A) by the affirmative vote of a majority of the entire New WHC Board (subject to any by-law requiring the affirmative vote of a larger percentage of the members of the New WHC Board) or (B) without the approval of the New WHC Board, by the affirmative vote of the holders of a majority of the outstanding New WHC voting stock.

Delaware Anti-Takeover Statute

New WHC will be governed by Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless certain conditions are met. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203 unless it opts out in its original corporate charter or pursuant to a subsequent charter or by-law amendment approved by stockholders. By not including such an opt-out provision in the Proposed Certificate of Incorporation, New WHC will be subject to Section 203 of the DGCL.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation limits the liability of the directors of New WHC to the fullest extent permitted by the DGCL, and the Proposed By-Laws provide that New WHC will indemnify them to the fullest extent permitted by such law. Spree has entered into indemnification agreements with its directors and certain officers and New WHC expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by the New WHC Board. Under the terms of such indemnification agreements, New WHC will be required to indemnify each of its directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of New WHC or any of its subsidiaries or was serving at New WHC’s request in an official capacity for another entity. Any claims for indemnification by New WHC’s directors and officers may reduce New WHC’s available funds to satisfy successful third-party claims against it and may reduce the amount of money available to it.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation provides that, unless New WHC consents in writing, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of New WHC; (ii) any action, suit or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of New WHC; (iii) any action, suit or proceeding (including any class action) asserting a claim against New WHC or any current or former director, officer, other employee, agent or stockholder of the New WHC arising out of or pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed By-laws (as each may be amended from time to time); (iv) any action, suit or proceeding (including any class action) to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or the Proposed By-laws; (v) any action, suit or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against the New WHC or any director, officer or other employee of New WHC governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware. Unless New WHC consents in writing, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act of 1933, as amended.

Transfer Agent

The transfer agent for New WHC Class A Common Stock will be Continental Stock Transfer & Trust Company.

Listing

New WHC intends to apply to list the New WHC Class A Common Stock on NYSE under the symbol “ZTRP” and the New WHC Warrants on NYSE under the symbol “ZTRP/W”. New WHC intends to satisfy all criteria for initial listing prior to the Closing of the Business Combination.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW WHC CLASS A COMMON STOCK

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New WHC Class A Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New WHC at the time of, or at any time during the three months preceding, a sale and (ii) New WHC is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New WHC was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of New WHC Class A Common Stock for at least six months but who are affiliates of New WHC at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of New WHC Class A Common Stock then outstanding; or

•        the average weekly reported trading volume of the New WHC Class A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New WHC under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New WHC.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our Sponsor will be able to sell its shares of New WHC Class A Common Stock pursuant to Rule 144 without registration one year after we have completed our initial business combination.

We anticipate that following the consummation of the Business Combination, New WHC will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

New WHC’s Proposed By-Laws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New WHC’s Proposed By-Laws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New WHC Board, (ii) otherwise properly brought before such meeting by or at the direction of the New WHC Board, or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record on the date of giving of the notice and on the record date for determination of stockholders entitled to vote at such meeting who has complied with the notice procedures specified in New WHC’s Proposed By-Laws. To be timely for New WHC’s annual meeting of stockholders, New WHC’s secretary must receive the written notice at New WHC’s principal executive offices:

•        not later than the 90th day; and

•        not earlier than the 120th day before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year (as would be the case for New WHC’s 2023 annual meeting) or if the date of the applicable annual meeting has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, notice of a stockholder proposal must be received no later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of such meeting is first made whichever first occurs. Nominations and proposals also must satisfy other requirements set forth in the Proposed By-Laws. The Chairman of the New WHC Board or other person presiding at an annual meeting or a special meeting, as applicable, may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the required procedure, and so declare to the meeting and the defective nomination shall be disregarded.

Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2023 annual general meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before New WHC begins to print and send out its proxy materials for such 2023 annual meeting (and New WHC will publicly disclose such date when it is known).

Stockholder Director Nominees

New WHC’s Proposed By-Laws permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by New WHC’s Proposed By-Laws. In addition, the stockholder must give timely notice to New WHC’s secretary in accordance with New WHC’s Proposed By-Laws, which, in general, require that the notice be received by New WHC’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Spree Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Spree Acquisition Corp. 1 Limited, 1922 Wildwood Place NE, Atlanta, GA 30324. Following the Business Combination, such communications should be sent in care of New WHC, 1300 Lydia Ave., Kansas City, MO 64106. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The validity of the securities of New WHC to be issued in connection with the Business Combination will be passed upon by Greenberg Traurig, LLP.

EXPERTS

The financial statements of Spree Acquisition Corp. 1 Limited as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from August 6, 2021 (inception) through December 31, 2021 included in this proxy statement/prospectus have been so included in reliance on the report, which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements, of Kesselman & Kesselman, Certified Public Accountant (Isr.) a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of WHC Worldwide, LLC as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, have been included herein and in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Spree and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Spree’s annual report to shareholders and Spree’s proxy statement. Upon written or oral request, Spree will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Spree delivers single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Spree delivers single copies of such documents in the future. Shareholders may notify Spree of their requests by writing Spree at its headquarters at 1922 Wildwood Place NE, Atlanta, GA 30324, or calling +972-50-731-0810.

ENFORCEABILITY OF CIVIL LIABILITY

Spree is a Cayman Islands exempted company. If Spree does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Spree. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Spree in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Spree may be served with process in the United States with respect to actions against Spree arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Spree securities by serving Spree’s U.S. agent irrevocably appointed for that purpose.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Spree’s securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

Spree has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Spree files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Spree at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, Spree’s corporate website at https://www.spree1.com/. Spree’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Spree has been supplied by Spree, and all such information relating to WHC has been supplied by WHC. Information provided by either party does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:

Individuals call toll-free:

Banks and brokers call collect:

E-mail:

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the meeting, or no later than             , 2023.

INDEX TO FINANCIAL STATEMENTS

SPREE ACQUISITION CORP. 1 LIMITED

Page
Report of Independent Registered Public Accounting Firm (PCAOB name: Kesselman & Kesselman C.P.A.s and PCAOB ID: 1309)	F-2
Balance Sheets as of December 31, 2022 and 2021	F-3
Statements of Operations for the Year Ended December 31, 2022 and for the Period from August 6, 2021 (Inception) to December 31, 2021	F-4
Statements of Changes in Capital Deficiency for the Year Ended December 31, 2022 and for the Period from August 6, 2021 (Inception) to December 31, 2021	F-5
Statements of Cash Flows for the Year Ended December 31, 2022 and for the Period from August 6, 2021 (Inception) to December 31, 2021	F-6
Notes to the Financial Statements	F-7

WHC WORLDWIDE, LLC

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of
SPREE ACQUISITION CORP. 1 LIMITED

Opinion on the Financial Statements

We have audited the accompanying balance sheets of SPREE ACQUISITION CORP. 1 LIMITED (the “Company”) as of December 31, 2022 and 2021, and the related statements of operations, changes in capital deficiency and cash flows for the year ended December 31, 2022 and for the period from August 6, 2021 (inception) to December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from August 6, 2021 (inception) to December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to obtain additional funds in order to satisfy its liquidity needs, as well as if the Company is not able to complete a business combination by June 20, 2023 (unless extended, as described in Note 1) then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 30, 2023

We have served as the Company’s auditor since 2021.

SPREE ACQUISITION CORP. 1 LIMITED
BALANCE SHEETS

	December 31, 2022	December 31, 2021
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	7	1,011
Related party receivable	15	15
Prepaid expenses	351	368
TOTAL CURRENT ASSETS	373	1,394

Cash and cash equivalents held in Trust Account	206,826	204,000
Prepaid expenses	—	351
TOTAL ASSETS	207,199	205,745

Liabilities and shares subject to possible redemption net of capital deficiency
CURRENT LIABILITIES:
Accrued expenses	1,823	97
TOTAL CURRENT LIABILITIES	1,823	97

NON-CURRENT LIABILITY:
Deferred underwriting compensation	9,000	9,000
TOTAL LIABILITIES	10,823	9,097

COMMITMENTS AND CONTINGENCIES (Note 6)

CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION:
20,000,000 shares at December 31, 2022 and December 31, 2021, respectively, at a redemption value of $10.34 per share	206,826	204,000

CAPITAL DEFICIENCY:

Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized, 945,715 shares issued and outstanding (excluding 20,000,000 shares subject to possible redemption) at December 31, 2022 and December 31, 2021, respectively

	*	*
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized, 5,000,000 issued and outstanding at December 31, 2022 and December 31, 2021, respectively	*	*
Preference Shares, $0.0001 par value; 5,000,000 shares authorized, no shares issued and outstanding as of December 31, 2022	—	—
Additional paid-in capital	—	—
Accumulated deficit	(10,450)	(7,352)
TOTAL CAPITAL DEFICIENCY	(10,450)	(7,352)
TOTAL LIABILITIES AND SHARES SUBJECT TO POSSIBLE REDEMPTION NET OF CAPITAL DEFICIENCY	207,199	205,745

____________

(*)      Represents an amount less than 1 thousand US Dollars.

The accompanying notes are an integral part of this financial statement.

SPREE ACQUISITION CORP. 1 LIMITED
STATEMENTS OF OPERATIONS

	Year ended December 31, 2022	Period from August 6, 2021 (inception) to December 31, 2021
	U.S. Dollars in thousands Except per share data
INTEREST EARNED ON MARKETABLE SECURITIES HELD IN TRUST ACCOUNT	2,826	—
OPERATING EXPENSES	(3,098)	(248)
NET LOSS FOR THE PERIOD	(272)	(248)

WEIGHTED AVERAGE OF CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION	20,000,000	1,517,241
BASIC AND DILUTED EARNING PER CLASS A ORDINARY SHARE SUBJECT TO POSSIBLE REDEMPTION, see Note 4	0.02	2.60

WEIGHTED AVERAGE OF NON-REDEEMABLE CLASS A AND CLASS B ORDINARY SHARES	5,945,715	5,102,994
BASIC AND DILUTED LOSS PER NON-REDEEMABLE CLASS A AND CLASS B ORDINARY SHARES, see Note 4	(0.12)	(0.82)

The accompanying notes are an integral part of these financial statements.

SPREE ACQUISITION CORP. 1 LIMITED
STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Par value	Number of shares	Par value
	U.S. dollars in thousands (except share data)
BALANCE AT DECEMBER 21, 2021	945,715	*	5,031,250	*	—	(7,352)	(7,352)
forfeiture of Class B ordinary shares (note 3)	—	—	(31,250)	—	—	—	—
Accretion of Class A ordinary shares subject to redemption to redemption amount	—	—	—	—	—	(2,826)	(2,826)
Net loss for the period	—	—	—	—	—	(272)	(272)
BALANCE AT DECEMBER 31, 2022	945,715	*	5,000,000	*	—	(10,450)	(10,450)
	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Par value	Number of shares	Par value
	U.S. dollars in thousands (except share data)
CHANGES DURING THE PERIOD FROM AUGUST 6, 2021 (INCEPTION) TO AUGUST 31, 2021	—
Issuance of Class B Ordinary Shares to the Sponsor (note 3)	—	—	5,750,000	*	25	—	25
Surrender of Class B Ordinary Shares to the Company (note 3)	—	—	(718,750)	(*)	—	—	—
Issuance of Private Units to the Sponsor (note 3)	945,715	*	—	—	9,457	—	9,457
Issuance of public warrants, net of issuance costs (note 3)	—	—	—	—	13,883	—	13,883
Accretion of class A ordinary shares subject to redemption	—	—	—	—	(23,365)	(7,104)	(30,469)
Net loss for the period	—	—	—	—	—	(248)	(248)
BALANCE AT December 31, 2021	945,715	*	5,031,250	*	—	(7,352)	(7,352)

____________

(*)      Represents an amount less than 1 thousand US Dollars.

The accompanying notes are an integral part of these financial statements.

SPREE ACQUISITION CORP. 1 LIMITED
STATEMENTS OF CASH FLOWS

	Year ended December 31, 2022	Period from August 6, 2021 (inception) to December 31, 2021
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(272)	(248)
Changes in operating assets and liabilities:
Related party receivable	—	(15)
Prepaid expenses	368	(719)
Accrued expenses	1,726	97
	2,094	(637)
Net cash provided by (used in) operating activities	1,822	(885)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Class B Ordinary Shares	—	25
Proceeds from issuance of Private Units to the Sponsor	—	9,457
Proceeds from issuance of Public Units	—	200,000
Payment of underwriting commissions and Offering expenses	—	(3,586)
Proceeds from a promissory note – related party	—	300
Repayment of promissory note – related party	—	(300)
Net cash provided by financing activities	—	205,896

INCREASE IN CASH, CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS HELD IN TRUST ACCOUNT	1,822	205,011
CASH, CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS HELD IN TRUST ACCOUNT AT BEGINNING OF THE YEAR	205,011	—
CASH, CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS HELD IN TRUST ACCOUNT AT END OF THE YEAR	206,833	205,011

RECONCILIATION OF CASH, CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS HELD IN TRUST ACCOUNT:
Cash and cash equivalents	7	1,011
Cash and cash equivalents held in trust account	206,826	204,000
CASH, CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS HELD IN TRUST ACCOUNT AT END OF THE YEAR	206,833	205,011
SUPPLEMENTARY INFORMATION REGARDING NON-CASH ACTIVITIES
Underwriter’s Deferred Compensation	—	9,000

The accompanying notes are an integral part of these financial statements.

SPREE ACQUISITION CORP. 1 LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS:

a.      Organization and General

SPREE ACQUISITION CORP. 1 LIMITED (hereafter — the Company) is a blank check company, incorporated on August 6, 2021 as a Cayman Islands exempted company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination (hereafter — the Business Combination).

Although the Company is not limited to a particular industry or geographic region for the purpose of consummating a Business Combination, the Company intends to focus its search on mobility-related technology businesses.

The Company is an early stage and an emerging growth company, and as such, the Company is subject to all of its risks associated with early stage and emerging growth companies.

All activity for the year ended December 31, 2022 relates to identifying and evaluating prospective acquisition targets for an Initial Business Combination. The Company generates income in the form of interest income on cash and cash equivalents from the proceeds derived from the Public Offering and the Private Placement (as defined below in Note 1(b)).

The Company has selected December 31 as its fiscal year end.

b.      Sponsor and Financing

The Company’s sponsor is Spree Operandi, LP, a Cayman Islands exempted limited partnership, which formed a wholly owned subsidiary, Spree Operandi U.S. LP, a Delaware limited partnership, for purposes of holding securities of the Company (collectively, the parent company and subsidiary, the “Sponsor”).

The registration statement relating to the Company’s Public Offering was declared effective by the United States Securities and Exchange Commission (the “SEC”) on December 15, 2021. The initial stage of the Company’s Public Offering — the sale of 20,000,000 Units at a price of $10 per Unit or $200 million in the aggregate — closed on December 20, 2021. In addition, the Sponsor purchased in a private placement that closed concurrently with the Public Offering (the “Private Placement”) an aggregate of 945,715 private Units (see also note 3) (the “Private Units”) at a price of $10 per Private Unit, or $9,457,150 in the aggregate. Upon those closings, $204 million was placed in a trust account (the “Trust Account”) (see also note 2(d) below). Out of the $204 million placed in the trust account, $200 million was derived from the gross proceeds of the Public Offering, inclusive of the partial exercise of the over-allotment option by the underwriter, and an additional $4 million was derived from the proceeds invested by the Company’s Sponsor in the Private Placement, for the benefit of the public. The Company intends to finance its initial Business Combination with the net proceeds from the Public Offering and the Private Placement.

c.      The Trust Account

The proceeds held in the Trust Account are invested only in specified U.S. government treasury bills or in specified money market funds registered under the Investment Company Act and compliant with Rule 2a-7. Unless and until the Company completes the Business Combination, it may pay its expenses only from the net proceeds of the Private Placement held outside of the Trust Account. The balance outside the Trust Account as of December 31, 2022 was approximately $7 thousands.

d.      Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating an initial Business Combination. The initial Business Combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80%

SPREE ACQUISITION CORP. 1 LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS: (cont.)

of the net assets held in the Trust Account (excluding taxes payable on the income accrued in the Trust Account). There is no assurance that the Company will be able to successfully consummate an initial Business Combination.

The Company, after signing a definitive agreement for an initial Business Combination, will provide its public shareholders the opportunity to redeem all or a portion of their shares upon the completion of the initial Business Combination, either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5 million following such redemptions. In such case, the Company would not proceed with the redemption of its public shares and the related initial Business Combination, and instead may search for an alternate initial Business Combination.

If the Company holds a shareholder vote or there is a tender offer for shares in connection with an initial Business Combination, a public shareholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account, calculated as of two days prior to the general meeting or commencement of the Company’s tender offer, including interest but less taxes payable. As a result, the Company’s Class A ordinary shares are recorded at redemption amount and classified as temporary equity upon the completion of the Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s memorandum and articles of association, if the Company is unable to complete the initial Business Combination within a 15-month period (such 15-month period extended (a) to 18 months if the Company has filed (i) a Form 8-K including a definitive merger or acquisition agreement or (ii) a proxy statement, registration statement or similar filing for an initial business combination but has not completed the initial business combination within such 15-month period or (b) two instances by an additional three months each instance for a total of up to 18 months or 21 months, respectively, by depositing into the trust account for each three month extension an amount equal to $0.10 per unit) or during any shareholder-approved extension period, (hereafter — the Combination Period), following the closing of the Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100 thousand of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Class B ordinary shares (as described in note 6) held by them if the Company fails to complete the initial Business Combination within 15 months or during any extension period following the closing of the Public Offering. However, if the Sponsor or any of the Company’s directors or officers acquire any Class A ordinary shares, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an initial Business Combination, the Company’s shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the ordinary shares. The Company’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that the Company will provide

SPREE ACQUISITION CORP. 1 LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS: (cont.)

its shareholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, under the circumstances, and, subject to the limitations, described herein.

In October 2022, the Company entered into a business combination agreement with WHC Worldwide, LLC, a Missouri limited liability company doing business as zTrip. This proposed Business Combination was unanimously approved by the board of directors of Spree and also approved by the sole managing member, and the requisite holders of the issued and outstanding units, of WHC LLC. The proposed Business Combination is expected to close in the first half of 2023. However, there can be no assurance that the Company will be able to consummate the Business Combination.

The Company intend to effectuate this initial business combination using (i) cash from the proceeds of the initial public offering and the private placement of the private units, (ii) cash from a new PIPE financing involving the sale of shares and/or other equity, (iii) cash from one or more debt financings, and/or (iv) issuance of shares to target company shareholders.

e.      Substantial Doubt about the Company’s Ability to continue as a Going Concern

As of December 31, 2022, the Company had approximately $7 thousand of cash and an accumulated deficit of $10,450 thousand. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standard Codification 205-40, “Going Concern”, the Company will need to obtain additional funds in order to satisfy its liquidity needs in its search for an Initial Business Combination. Since its inception date and through the issuance date of these financial statements, the Company’s liquidity needs were satisfied through an initial capital injection from the Sponsor, followed by net Private Placement proceeds, as well as several borrowings of funds under promissory notes issued by the Company to the Sponsor (which borrowings were repaid upon the closing of the Company’s Public Offering). Management has determined that it will need to rely and is significantly dependent on amounts to be made available under future promissory notes or other forms of financial support to be provided by the Sponsor (which the Sponsor is not obligated to provide).

Moreover, the Company has until June 20, 2023 (which reflects an Extension Period due to the Company’s announcement of entry into the Business Combination Agreement, see d. Initial Business Combination above) to consummate the initial Business Combination. If a business combination is not consummated by this date (unless extended), there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the need to obtain additional funds in order to satisfy its liquidity needs, as well as the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern.

The Company intends to complete the Initial Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination ahead of June 20, 2023, nor that it will be able to raise sufficient funds to complete an Initial Business Combination.

No adjustments have been made to the carrying amounts and classification of assets or liabilities should the Company fail to obtain financial support in its search for an Initial Business Combination, nor if it is required to liquidate after June 20, 2023.

f.       Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the

SPREE ACQUISITION CORP. 1 LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS: (cont.)

requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make a comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible, because of the potential differences in accounting standards used.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (hereafter — U.S. GAAP) and the regulations of the Securities Exchange Commission (hereafter — SEC). The significant accounting policies used in the preparation of the financial statement are as follows:

a.      Use of estimates in the preparation of financial statement

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on the Company’s financial statement.

b.      Functional currency

The U.S. dollar is the currency of the primary economic environment. The Company’s financing and operational costs are denominated in U.S. dollars. Accordingly, the functional currency of the Company is the U.S. dollar. Foreign currency assets and liabilities are translated into the primary currency using the exchange rates in effect on the balance sheet date. Currency transaction gains and losses are presented in financial expenses, as appropriate.

c.      Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits and investments in treasury bills with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

d.      Trust account

As of December 31, 2022, the Company held $206,826 thousand in the Trust Account, see also Note 1c. Substantially all of this investment is in treasury bills with original maturities of three months or less from the date of purchase and are considered restricted cash and cash equivalents. Accordingly, the Company included the balance in the trust account in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

e.      Accrued expenses

The Company accounts for all incurred expenses which have yet to be paid as accrued expenses.

f.       Redeemable Class A Ordinary Shares

As discussed in note 1, all of the 20,000,000 Class A ordinary shares of $0.0001 par value each, sold as part of the Units in the Public Offering, contain a redemption feature. In accordance with FASB ASC 480, redemption provisions not solely within the control of the Company require the security to be classified

SPREE ACQUISITION CORP. 1 LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of FASB ASC 480. Although the Company has not specified a maximum redemption threshold, its articles of association provide that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5 million.

Accordingly, on December 31, 2022, 20,000,000 Class A ordinary shares included in the Units were classified outside of permanent equity at their redemption value of $10.34 per share.

The proceeds from the IPO, as well as the related issuance costs were allocated based on relative fair value between the public warrants and the redeemable class A ordinary shares.

Redeemable Class A Ordinary Shares
U.S. dollars in thousands
Gross proceeds	200,000
Less:
Proceeds allocated to public warrants	(14,815)
Class A ordinary shares issuance costs	(11,654)
Plus:
Accretion of carrying value to redemption value	30,469
Class A ordinary shares subject to possible redemption as of December 31, 2021	204,000
Accretion of carrying value to redemption value following interest earned on marketable securities held on trust account	2,826
Class A ordinary shares subject to possible redemption as of December 31, 2022	206,826

g.      Warrants

The Company accounts for the warrants in accordance with the guidance contained in Accounting Standards Codification 815 (“ASC 815”), “Derivatives and Hedging”. Accordingly, both the public and the private warrants are considered indexed to the entity’s own stock and are classified within equity.

h.      Earnings (loss) per share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. Basic earnings per share is computed by dividing net loss attributable to holders of ordinary shares of the Company, by the weighted average number of ordinary shares outstanding for the reporting period.

In computing the Company’s diluted earnings per share, the denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period.

i.       Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250 thousand.

The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

SPREE ACQUISITION CORP. 1 LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

j.       Financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures”, approximates the carrying amounts represented in the balance sheet, primarily due to their short term nature.

k.      Offering costs

The Company complies with the requirements of the Accounting Standards Codification 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering”. The Company incurred offering costs in connection with its Public Offering of $586 thousand. These costs, together with the upfront and deferred underwriter commission, of $12,000,000 were allocated between the sale of the public shares and the public warrants.

l.       Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into nine broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

m.     Income tax

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (hereafter — ASC 740). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence.

Deferred tax liabilities and assets are classified as non-current in accordance with ASC 740. The Company accounts for uncertain tax positions (“UTPs”) in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

n.      Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statement.

SPREE ACQUISITION CORP. 1 LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — CAPITAL DEFICIENCY:

a.      Ordinary Shares

Class A ordinary shares

The Company is authorized to issue up to 500,000,000 Class A ordinary shares of $0.0001 par value each. Pursuant to the Public Offering, as of December 31, 2022, the Company issued and sold an aggregate of 20,000,000 Class A ordinary shares as part of the Units sold in the transaction. The Units (which also included 10,000,000 public warrants — the “Public Warrants”) were sold at a price of $10 per Unit, for aggregate consideration of $200 million in the Public Offering. The Sponsor purchased an aggregate of 945,715 private shares as part of the Private Units (which also included 472,858 private warrants — the “Private Warrants”) sold in the Private Placement at a price of $10 per Private Unit, or $9,457,150 in the aggregate.

The Private and Public Warrants (together — the “Warrants”) are exercisable to purchase one Class A share at a price per share of $11.50. Each Warrant will become exercisable 30 days after the completion of the Company’s Business Combination and will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption (only in the case of the Public Warrants, see below for redemption of the Private Warrants) or liquidation. The Warrants may only be gross physically settled, as there are no cashless exercise provisions.

Once the Public Warrants become exercisable, the Company may redeem them in whole and not in part at a price of $0.01 per Warrant upon a minimum of 30 days’ prior written notice of redemption, if and only if the last reported sale price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders. During such notice period, the warrants remain exercisable.

The Private Warrants are identical to the Public Warrants except that: (1) they (including the ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the sponsor until 30 days after the completion of the initial business combination; (2) they (including the ordinary shares issuable upon exercise of these warrants) are not registered but are entitled to registration rights; and (3) prior to being sold in the open market or transferred into “street name”, they are not redeemable by the Company.

Class B ordinary shares

The Company is authorized to issue up to 50,000,000 Class B ordinary shares of $0.0001 par value each. On August 23, 2021 the Company issued 5,750,000 Class B ordinary shares of $0.0001 par value each for a total consideration of $25,000 to the Sponsor. On November 23, 2021, the Sponsor surrendered to the Company for cancellation and for nil consideration 718,750 Class B ordinary shares of par value $0.0001 each. On January 29, 2022, the underwriter’s over-allotment option to buy up to an aggregate of 125,000 additional Units expired unexercised. As a result, 31,250 of the original 5,031,250 Class B ordinary shares issued to the sponsor, which were subject to forfeiture to the extent the underwriter’s over-allotment option was not fully exercised, were cancelled, leaving the sponsor with 5,000,000 Class B ordinary shares.

Class B ordinary shares are convertible into Class A ordinary shares, on a one-to-one basis, at any time and from time to time at the option of the holder, or automatically on the day of the Business Combination. Class B ordinary shares also possess the sole right to vote for the election or removal of directors, until the consummation of an initial Business Combination.

b.      Preference shares

The Company is authorized to issue up to 5,000,000 preference shares of $0.0001 par value each. As of December 31, 2022, the Company has no preference shares issued and outstanding.

SPREE ACQUISITION CORP. 1 LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 4 — EARNING (LOSS) PER SHARE:

a.      Basic

As of December 31, 2022, the Company had two classes of ordinary shares, Class A ordinary shares subject to possible redemption and non-redeemable Class A ordinary shares and Class B ordinary shares.

Earnings or losses are shared pro rata (excluding the interest earned on marketable securities held in trust account) between the two classes of ordinary shares, based on the weighted average number of shares issued outstanding for the period ended December 31, 2022. Then, the interest earned on marketable securities held in trust account (being the accretion to redemption value of the Class A ordinary shares subject to possible redemption) is fully allocated to the Class A ordinary shares subject to redemption.

The calculation is as follows:

	Year ended December 31, 2022	Period from August 6, 2021 (inception) to December 31, 2021
	U.S. dollars in thousands (Except share data)
Net loss for the period	(272)	(248)
Less – interest earned on marketable securities held in trust account	(2,826)	—
Net loss excluding interest	(3,098)	(248)

Class A ordinary shares subject to possible redemption:
Numerator:
Net loss excluding interest	(2,388)	(57)
Accretion on Class A ordinary shares subject to possible redemption to redemption amount (“Accretion”)	2,826	4,000
	438	3,943
Denominator:
Weighted average number of shares	20,000,000	1,517,241

Basic and diluted earnings per Class A ordinary share subject to possible redemption	0.02	2.60
Non-redeemable Class A and Class B ordinary shares:
Numerator:
Net loss excluding interest	(710)	(191)
Accretion	—	(4,000)
	(710)	(4,191)
Denominator:
Weighted average number of shares	5,945,715	5,102,994

Basic and diluted loss per non-redeemable Class A and Class B ordinary shares	(0.12)	(0.82)

b.      Diluted

The Company had outstanding warrants to purchase up to 10,472,858 class A shares. The weighted average of such shares was excluded from diluted net loss per share calculation since the exercise of the warrants is contingent on the occurrence of future events.

As of December 31, 2022, the Company did not have any dilutive securities or any other contracts which could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company.

SPREE ACQUISITION CORP. 1 LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS:

On August 22, 2021, the Company signed an agreement with the Sponsor, under which the Company shall pay the Sponsor a fixed $10 thousand per month for office space, utilities and other administrative expenses. The monthly payments under this administrative services agreement commenced on the effective date of the registration statement for the Public Offering and will continue until the earlier of (i) the consummation of the Company’s Business Combination, or (ii) the Company’s liquidation.

NOTE 6 — COMMITMENTS AND CONTINGENCIES:

Underwriter’s Deferred Compensation

Under the Underwriting Agreement, the Company shall pay an additional fee (the “Deferred Underwriting Compensation”) of 4.5% ($9 million) of the gross proceeds of the Public Offering, payable upon the Company’s completion of the Business Combination. The Deferred Underwriting Compensation will become payable to the underwriter from the amounts held in the Trust Account solely in the event the Company completes the Business Combination.

The Deferred Underwriting Compensation has been recorded as a deferred liability on the balance sheet as of December 31, 2022, as management has deemed the consummation of a Business Combination to be probable.

Report of Independent Registered Public Accounting Firm

To the Unitholders and Members
WHC Worldwide, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WHC Worldwide, LLC and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, changes in mezzanine equity and members’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2022.

Kansas City, Missouri
April 18, 2023

WHC Worldwide, LLC and Subsidiaries

Consolidated Balance Sheets

Years Ended December 31, 2022 and 2021

(In thousands, except unit amounts, and per unit amounts)

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$11,171	$10,588
Accounts receivable, net of allowance of $747 and $569, respectively	11,722	9,019
Prepaid expenses and other current assets	4,498	1,516
Total current assets	27,391	21,123

Property and equipment, net	16,806	15,199
Operating lease right-of-use assets	5,125	5,276
Goodwill	8,083	7,114
Intangible assets, net	358	1,016
Other assets	1,324	1,412
Total assets	$59,087	$51,140

Liabilities, Mezzanine Equity and Members’ Equity

Current liabilities:
Accounts payable	$5,610	$3,568
Accrued expenses and other current liabilities	9,187	9,812
Current portion of long-term debt	2,473	495
Operating lease liabilities, current	1,951	1,823
Current portion of contingent consideration obligation	942	738
Total current liabilities	20,163	16,436

Contingent consideration obligation, less current portion	266	268
Operating lease liabilities, non-current	3,209	3,485
Finance lease liabilities, non-current	—	127
Insurance reserves, non-current	3,453	—
Long-term debt, net of current portion	15,630	19,089
Total liabilities	42,721	39,405

Commitments and contingencies (Note 11)

Mezzanine equity:
Class B redeemable units $0.000001 par value; 8 units authorized; 8 units issued and outstanding as of December 31, 2022 and 2021, respectively	8,001	6,169
Members’ equity attributable to WHC Worldwide, LLC	5,947	3,338
Noncontrolling interests	2,418	2,228
Total members’ equity	8,365	5,566
Total liabilities, mezzanine equity and members’ equity	$59,087	$51,140

See accompanying notes to Consolidated Financial Statements.

WHC Worldwide, LLC and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2022 and 2021

(In thousands, except unit amounts, and per unit amounts)

	2022	2021
Net revenue	$82,740	$68,090
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	53,166	44,702
Depreciation and amortization	6,785	6,745
Selling, general and administrative expenses	12,467	10,119
Total costs and expenses	72,418	61,566

Operating income	10,322	6,524

Interest and other income (expense), net:
Interest expense, net	(1,366)	(1,132)
Gain on extinguishment of debt	2,024	3,564
Income from equity method investees	622	—
Other (expense) income, net	(103)	71
Total interest and other income, net	1,177	2,503

Net income	11,499	9,027

Net income attributable to noncontrolling interests	810	378
Increase of redemption value on the Class B redeemable units	(1,832)	(887)
Net income attributable to WHC Worldwide, LLC	$12,521	$9,536

Earnings per unit
Weighted average common units outstanding:
Class A units	92	92
Class B units	8	8

Allocate undistributed earnings:
Class A units	$9,834	$7,957
Class B units	855	692

Basic and Diluted Earnings Per Unit:
Class A units	$106,890	$86,490
Class B units	106,890	86,490

See accompanying notes to Consolidated Financial Statements.

WHC Worldwide, LLC and Subsidiaries

Consolidated Statements of Changes in Mezzanine Equity and Members’ Equity

Years Ended December 31, 2022 and 2021

(In thousands, except unit amounts)

	For the Year Ended December 31, 2021
	Class A Units					Class B Redeemable Units
	Units	Par Value	Members’ equity attributable to WHC Worldwide, LLC	Non controlling interests	Total members’ equity	Units	Par Value	Amount
Balance at December 31, 2020	92	$—	$(2,654)	$1,995	$(659)	8	$—	$5,282
Net income	—	—	8,649	378	9,027	—	—	—
Increase of redemption value on the Class B redeemable units	—	—	(887)	—	(887)	—	—	887
Distributions	—	—	(1,770)	(145)	(1,915)	—	—	—
Balance at December 31, 2021	92	$—	$3,338	$2,228	$5,566	8	$—	$6,169
	For the Year Ended December 31, 2022
	Class A Units					Class B Redeemable Units
	Units	Par Value	Members’ equity attributable to WHC Worldwide, LLC	Non controlling interests	Total members’ equity	Units	Par Value	Amount
Balance at December 31, 2021	92	$—	$3,338	$2,228	$5,566	8	$—	$6,169
Net income	—	—	10,689	810	11,499	—	—	—
Increase of redemption value on the Class B redeemable units	—	—	(1,832)	—	(1,832)	—	—	1,832
Distributions	—	—	(6,248)	(620)	(6,868)	—	—	—
Balance at December 31, 2022	92	$—	$5,947	$2,418	$8,365	8	$—	$8,001

See accompanying notes to Consolidated Financial Statements.

WHC Worldwide, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(In thousands)

	2022	2021
Cash flows from operating activities:
Net income	$11,499	$9,027
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,785	6,745
Non-cash interest	555	1,042
Gain on sale of property and equipment	(115)	(88)
Change in fair value of contingent consideration	102	(68)
Gain on extinguishment of debt	(2,024)	(3,564)
Bad debt expense	296	485
Income from equity method investees, net of cash distributions	(102)	—
Amortization of right-of-use asset	142	194
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(2,999)	(3,873)
Other assets	1,309	(482)
Accounts payable	1,352	1,590
Accrued expenses and other current liabilities	(16)	3,180
Other balance sheet changes	1,469	539
Net cash provided by operating activities	18,253	14,727

Cash flows from investing activities:
Purchases of property and equipment	(7,708)	(7,916)
Proceeds from sale of property and equipment	470	646
Principal payments received from notes receivable	228	216
Purchases of equity method investment	(1,120)	—
Purchases of businesses, net of cash acquired	(466)	(1,720)
Net cash used in investing activities	(8,596)	(8,774)

Cash flows from financing activities:
Principal payments on long-term debt	(36)	(697)
Payments of deferred offering costs	(1,454)	—
Principal payments received from member borrowing	—	713
Borrowings on long-term debt	—	2,000
Payment of debt issuance costs	—	(103)
Principal payments on finance leases	(460)	(502)
Payments of distributions	(6,868)	(1,915)
Payments of contingent consideration	(256)	(855)
Net cash used in financing activities	(9,074)	(1,359)
Net increase in cash and cash equivalents	583	4,594
Cash and cash equivalents:
Beginning of year	10,588	5,994
End of year	$11,171	$10,588

WHC Worldwide, LLC and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

Years Ended December 31, 2022 and 2021

(In thousands)

	2022	2021
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$590	$767

Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment in accounts payable at year end	$(690)	$—
Sale of property and equipment through the issuance of a note receivable	—	(150)
Deferred offering costs in accrued expenses and other current liabilities at year end	1,348	—
Increase of redemption value on the Class B Redeemable Units	(1,832)	(887)
Contingent consideration obligation as part of acquisition	584	535

See accompanying notes to Consolidated Financial Statements.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 1. Nature of Business

WHC Worldwide, LLC and Subsidiaries (“WHC” or “the Company”) is a limited liability company organized in the State of Missouri. The principal place of business is in Kansas City, Missouri with operating locations throughout the United States.

The Company was formed in January 2018 to develop a platform capable of operating local mobility service providers more effectively and efficiently. Combining the Company’s experience of acquiring and operating traditional taxi fleets with proprietary technology-based shared infrastructure, WHC focuses on consolidating the local mobility service market and driving greater technology adoption and other operating efficiencies.

On October 29, 2022, the Company signed a Business Combination Agreement to be acquired by Spree Acquisition Corp 1 Limited (“Spree”), a Special-Purpose Acquisition Company (“SPAC”). The Business Combination Agreement is subject to the approval and adoption by Spree’s existing shareholders and upon effectiveness by the applicable regulatory agencies. Upon completion of the transaction, Spree will be re-domesticated in the U.S. as WHC Worldwide, Inc. As a result of the Business Combination Agreement, the Company will be consolidated and reported as a subsidiary of WHC Worldwide Inc. Current owners of the Company will receive Class X common shares of Spree and will retain certain economic rights in the Company as governed by a revised and amended LLC Agreement upon the effectiveness of the transaction based on a pre-transaction equity value for the Company equal to $251 million. Cash of no less than $50 million will be contributed to the Company to fund future acquisitions upon close. In addition to the consideration payable to all preexisting Company unitholders, the Company’s CEO will also receive warrants to purchase up to 1.5 million shares of Class A common shares of Spree, vesting in three tranches based on the performance of Spree stock post-transaction.

Note 2. Significant Accounting Policies

Basis of presentation

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (“GAAP”). The Consolidated Financial Statements (the “Financial Statements”) and related notes have been prepared in conformity with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) applicable to financial information.

Basis of consolidation

The accompanying Financial Statements include the accounts of the Company and wholly-owned subsidiaries, in which the contributing entities have a controlling interest. The Company determines whether it has a controlling interest in an entity by first evaluating whether the entity is a variable interest entity (“VIE”) under GAAP as discussed below. All significant intercompany balances and transactions have been eliminated in consolidation.

Business combinations

The Company applies the provisions of Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, in the accounting for acquisitions. It requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses the best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Income.

Refer to Note 3. Acquisitions for further information.

Variable interest entities

The Company assesses entities for consolidation in accordance with ASC 810, Consolidation. The Company first considers whether an entity is considered a VIE and therefore whether to apply the VIE model. Entities that do not qualify as VIEs are evaluated for consolidation as voting interest entities (“VOE”) under the Voting model. The Company consolidates all VIEs in which it holds a controlling financial interest, and all VOEs that it controls through a majority voting interest or through other means. The Company evaluates whether an entity is a VIE when reconsideration events occur as prescribed by ASC 810.

The consolidation guidance requires an analysis to determine (a) whether an entity in which the Company holds a variable interest is a VIE and (b) whether the Company’s has a controlling financial interest. An entity is a VIE if any one of the following conditions exist: (i) the legal entity does not have sufficient equity investment at risk (ii) the equity investors at risk, as a group, lack the characteristics of a controlling financial interest or (iii) the legal entity is structured with disproportionate voting rights.

A controlling financial interest is defined as having both (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company holds a partial ownership stake in WHC KY LLC (“WHC KY”) and WHC zShuttle LLC (“WHC zShuttle”). The Company owned 50% of the membership units of WHC KY as of December 31, 2022 and 2021. For WHC zShuttle, the Company’s percentage ownership was 55% at December 31, 2021. As a result of the vesting schedule pursuant to the business purchase agreement, the Company’s percentage ownership has decreased to 53% as of December 31, 2022. Both entities are consolidated within the Company’s Financial Statements.

Refer to Note 12. Variable Interest Entities for further information.

Equity Method Investments

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity’s operating and financial decisions, the Company applies the equity method of accounting. The investment balance related to an equity method investee reflects the Company’s share of contributions made to, distributions received from, and equity earnings and losses of the investee. Equity investments are reported on a cost basis within Other assets on the Consolidated Balance Sheets and adjusted based on the Company’s share of income or loss for the period as well as any distributions to members received during the period. The Company reflects its proportionate share of income and losses of the investee on the Consolidated Statements of Income. The Company evaluates its equity investments to determine if any were significant as defined by guidance set forth by the SEC Regulation S-X. As of December 31, 2022, no equity method investment held by the Company met the significant criteria.

Refer to Note 13. Equity Investments, for further information.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

Noncontrolling interests

Noncontrolling interests represent the noncontrolling holders’ percentage share of income (losses) from the subsidiaries in which the Company holds a controlling interest, but less than 100 percent ownership interest. The noncontrolling interests are presented within the Consolidated Balance Sheets within Members’ equity as Noncontrolling interests.

Refer to Note 12. Variable Interest Entities for further information.

Use of estimates

The preparation of Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Balance Sheet and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to incremental borrowing rate (“IBR”) applied in lease accounting, contingent consideration for acquisitions, business combination purchase price fair value measurements, the useful lives and recoverability of long-lived and intangible assets, fair value of redeemable units, impairment considerations, insurance reserves and contingencies, among others. The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that it believes are reasonable, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities and recorded revenues and expenses. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank demand deposits with original maturity of three months or less. The Company maintains its cash deposits in financial institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250 thousand. At times, certain bank deposits exceed FDIC insured limits. Although the Company has exceeded the federally insured limit, it has not incurred losses related to these deposits. Management monitors the Company’s accounts with these institutions to minimize credit risk. Recently, the closures of certain banks created bank-specific and broader financial institution liquidity risk and concerns. The Company does not do any business with these banks.

Accounts receivable

The Company records accounts receivable at invoiced amounts less an allowance for doubtful accounts. The Company estimates an allowance based on historical loss experience, estimated future payments and market conditions, which are reviewed periodically and as needed, and amounts are written off when determined to be uncollectible. If the actual collections experience changes, revisions to the allowance may be required. Accounts are deemed past due after 30 days. No interest is charged on past-due accounts.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

A rollforward of the activity affecting the allowance for doubtful accounts receivable for each of the years ended December 31, 2022 and 2021 is as follows (in thousands):

Allowance for doubtful accounts
Balance as of December 31, 2020	$(693)
Charged to costs and expenses	(485)
Write-offs, net of recoveries	609
Balance as of December 31, 2021	(569)
Charged to costs and expenses	(296)
Write-offs, net of recoveries	118
Balance as of December 31, 2022	$(747)

As of December 31, 2022 and 2021, the largest customer within Accounts receivable, net represented approximately 7% and 9%, respectively. The Company has no off-balance sheet credit exposure risk.

Prepaid expenses and other current assets

	December 31,
	2022	2021
Automotive parts and supplies	$368	$343
Prepaid insurance	364	539
Deferred offering costs	2,802	—
Other	964	634
Total	$4,498	$1,516

Automotive parts and supplies

The Company maintains low dollar value spare parts and supplies across the Company’s various locations, which are used to maintain vehicles in its fleet. Most of the parts have a unit cost less than one thousand dollars, and include tires, brake pads, windshield wipers, etc. The Company also maintains on hand supplies used for preventative maintenance including oil filters, air filters, automotive oil and other vehicle fluids. Parts and supplies maintained are typically used within a one-year period from the date of purchase. Automotive parts and supplies are recorded at cost.

These automotive parts and supplies are used strictly to repair, fix and maintain vehicles used in the normal course of the Company’s business. No assets in this group are directly sold, awaiting sale, or used in the production of a good that will be sold to a consumer.

Automotive parts and supplies are relieved and expensed to the Consolidated Statements of Income as a Cost of revenue at the time they are used in repair or maintenance activities. In addition, any unusable or obsolete items are removed from the Consolidated Balance Sheets and expensed to Cost of revenue when they are determined to be obsolete.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

Deferred offering costs

The Company capitalized and presented on its Consolidated Balance Sheet as of December 31, 2022 specific incremental costs directly attributable to the proposed offering of securities in accordance with FASB ASC 340-10-S99. The Company anticipates these capitalized amounts to be charged against the proceeds of the offering upon the close of the transaction with Spree Acquisition Corp. 1 Limited (refer to Note 1. Nature of Business). The costs capitalized include external Securities and Exchange Commission (“SEC”) counsel expenses related to the preparation and filing of the SEC registration statement and external accounting assistance associated with the preparation of Financial Statements for inclusion in the SEC registration statement, drafting of various components of the SEC registration statement, and the analysis of certain accounting and reporting matters associated with the filing.

Property and equipment, net

The Company’s property and equipment are recorded at cost upon acquisition and depreciated over the estimated useful lives using the straight-line method. Expenditures for major renewals and improvements that extend the useful life of property and equipment are capitalized. Leasehold improvements are amortized on a straight-line basis over the terms of the respective leases or the useful lives of the improvements, whichever is shorter. The Company will also capitalize certain costs directly related to obtaining, developing, or upgrading internal-use software. When the internal-use software is ready for its intended use, it is amortized on a straight-line basis over its estimated useful life.

The Company applies judgment in determining the useful lives of its fixed assets. The estimated useful lives of the Company’s property and equipment are as follows:

Vehicles	1 – 4 years
Furniture, fixtures and equipment	3 – 6 years
Computer hardware and software	3 – 6 years
Building	40 years
Leasehold improvements	Lesser of lease term or useful life

The Company calculates depreciation expense using the straight-line method and evaluates the appropriateness of the useful lives in this calculation on a quarterly basis or as events occur that require additional assessment.

Refer to Note 4. Property and Equipment, Net for further information.

Impairment of long-lived assets

In accordance with ASC 360, Property, Plant, and Equipment, long-lived assets and intangible assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell. Intangible assets are amortized over their respective estimated useful lives in accordance with ASC 350, Intangibles — Goodwill and Other. The Company did not recognize any impairment charges on long lived assets for the years ended December 31, 2022 or 2021.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

Goodwill and other intangibles

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired. The Company evaluates goodwill for impairment at each reporting unit on an annual basis, or when circumstances indicate that an impairment is more likely than not. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the use of acquired assets or the Company’s business strategy, and significant negative industry or economic trends.

The Company may perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines impairment may be present, the Company would need to perform a quantitative assessment. The determination of fair value of a reporting unit utilizes cash flow projections that assume certain future revenue and cost levels, comparable marketplace data, comparable company market valuations, assumed discount rates based upon current market conditions and other valuation factors, all of which involve the use of significant judgement and estimates. The Company also assesses critical areas that may impact its business including economic conditions, market-related exposures, competition, changes in service offerings and changes in key personnel.

The Company completed its annual qualitative assessment of impairment as of October 1, 2022 and 2021, respectively. Based on the results of these assessments, the Company did not identify any indications of potential impairment.

Refer to Note 6. Goodwill and Other Intangible Assets for further information.

Other intangible assets

Other intangible assets consist of trade names. The trade names are being amortized over their estimated useful lives of 5 years using the straight-line method.

Refer to Note 6. Goodwill and Other Intangible Assets for further information.

Contingent consideration obligations and fair value measurement

The contingent consideration obligations represent a liability-classified contingent purchase price obligation related to acquisitions. The liability is measured and reported at fair value on a recurring basis. The fair value of the earn-out liability is measured using Level 3 inputs as defined in the fair value valuation hierarchy. Fair value is measured using a discounted cash flow model.

Refer to Note 7. Fair Value Measurements for further information.

Commitment and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. When applicable, recoveries of costs from third parties that are probable of realization are separately recorded as assets and are not offset against the related liability.

Refer to Note 11. Commitments and Contingencies for further information.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

Earnings per unit

The Company computes basic net income or loss per unit in conformity with the two-class method as the Company has two classes of common units. Class A and Class B common units participate in the earning distributions based on their ownership percentage on a pro rata basis. Class B Units are redeemable at the option of their holders at their fair value. Basic net income or loss per unit is computed by dividing net income or loss allocated to Class A and B common units on a pro-rata basis by their respective weighted average number of common units outstanding. The Company has not issued any instruments that are considered potential common units and therefore, the dilutive and basic net income or loss per unit are presented in the below table:

	Years Ended
	December 31,	December 31,
(in thousands except unit and per unit amounts)	2022	2021
Net income	$11,499	$9,027
Less: net income attributable to noncontrolling interests	810	378
Net income, excluding net income attributable to noncontrolling interest	$10,689	$8,649

Allocated undistributed earnings:
Class A units	9,834	7,957
Class B units	855	692

Weighted average common stock outstanding:
Class A units	92	92
Class B units	8	8
Basic and diluted net income per unit for Class A and Class B common units	$106,890	$86,490

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•        Identify the contract with a customer.

•        Identify the performance obligations in the contract.

•        Determine the transaction price.

•        Allocate the transaction price to the performance obligations in the contract.

•        Recognize revenue when or as performance obligations are satisfied.

The Company recognizes revenue when or as it satisfies its obligation. The Company derives its revenue primarily from drivers and third-party customers.

The Company’s revenue from drivers is based on the use of the Company’s platform, on-demand lead generation and related services, including facilitating payments from end users. The driver also has the option of leasing a vehicle for an incremental fee. This service enables drivers to seek, receive and fulfill on-demand requests from end users seeking mobility services.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

Contracts with drivers and third-party customers

The Company enters into Independent Contractor Agreements (“ICA”) with drivers to use the Company’s platform and vehicles. The ICA specifies the daily or weekly flat fee the driver is charged for the use of the Company’s platform and vehicle. The contract can be with or without the use of the Company’s vehicle.

The Company also enters into Transportation Provider Agreement or Services Agreement with third-party customers. These customers consist of hospitals, school districts, senior living communities, or governmental agencies. These agreements specify the fees which are typically dependent on hours performed each period, percentage of driver fare, miles driven each period, or number of rides provided in a period.

Contract modifications and taxes

The Company may modify its contracts with customers usually to request additional passengers, add new driver routes, or update pricing fees to existing contracts. The contract modifications accounting model depends on whether the remaining goods or services to be provided after a contract modification are, or are not, distinct from the goods or services provided before the modification as well as whether the added goods/services are sold at their standalone selling price. The Company follows the applicable guidance in assessing modifications.

Contract combination

Multiple contracts executed at or near the same time with the same customer are evaluated to determine if the contracts should be combined.

Lessor contracts

Management elected to apply the ASC 842, Leases, practical expedient to not separate its contracts’ leasing and non-leasing components and recognize these as a combined performance obligation within the scope of ASC 606. After evaluating both the qualitative and quantitative factors of the contracts, the Company notes its leasing components would be classified as operating leases and the timing and pattern of transfer of the lease component is the same as the non-lease component.

Performance obligations

A performance obligation is a promise, or bundle of promises, in a contract that transfer a distinct good or service to the customer and is the unit of account under ASC 606. The contract transaction price is allocated to each performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s arrangements with customers typically have one performance obligation with Support Services provided to drivers and Mobility Services provided to third parties.

Support Services:    The Company recognizes the transaction consideration for support services using the measure which best depicts the transfer of services to the driver which is ratably over the period of time the drivers have access to the use of the Company’s platform and vehicle, if included in the contract. The periods of time range from one day to seven days. End users access the Company platform for free and the Company has no performance obligation to the end users. As a result, end users are not the Company’s customers. In some scenarios, WHC may also act as an agent between a driver and the customer and recognize revenue on a net basis as rides are provided.

Mobility Services:    The Company recognizes the transaction consideration for mobility services using the measure which best depicts the transfer of services to the customer which may be input-based (i.e. consideration is earned based on hours performed, miles driven, etc.) or output based (i.e. consideration earned based on number of riders or rides) measure of progress dependent on the structure of the contract.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

Remaining performance obligations

Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations within contracts as of the end of the reporting period. As the Company’s contracts with drivers have an original expected duration of one year or less, the Company has elected under ASC 606-10-50-14(a) to not disclose the remaining performance obligations. Additionally, the Company does not disclose the variable consideration allocated entirely to a wholly unsatisfied performance obligation or a wholly unsatisfied promise that forms part of a single performance obligation under application of the series guidance.

Principal vs. agent considerations

Judgment is required in determining whether the Company is the principal or agent in transactions with drivers and end users. The Company evaluates the presentation of revenue on a gross or net basis on whether the Company controls the service provided to the drivers or third parties and are the principal (i.e. gross), or the Company arranges for third parties to provide the service to the customer and are an agent (i.e. net).

Support Services

The Company’s role is to provide the Company’s platform service to facilitate connecting drivers to end users seeking rides. The Company has concluded it does not control the service being provided by drivers to end users as (i) the Company does not prepurchase or otherwise obtain control of the drivers’ service to its transfer to the end users; (ii) the Company does not direct drivers to perform the service on the Company’s behalf and (iii) the Company does not integrate services provided by the drivers with other services provided by the Company and then provide them to end users. The Company is not primarily responsible for support services provided to end users and the Company’s inventory risk is limited to the instances where the driver leases a vehicle. While the Company does facilitate setting the price for support services, the drivers and end users have the ultimate discretion in accepting the transaction price and this indicator alone does not result in the Company controlling the service provided to end users. The Company acts on behalf of the driver by connecting the end users seeking support services with drivers looking to provide these services. The Company is the principal in providing the support and lead generation services to the driver and records revenue on a gross basis over time. The amount of support services the Company must provide to a driver is unknown at the inception of the contract, as the driver is permitted to use the support services as much as they would like during the term of the contract and may fulfill as many rides as they choose. The amount of support services does not decrease, nor does the remaining term of service decrease, regardless of how much the service is utilized. Fees for these services are fixed for the duration of the contract. In some scenarios, the Company may also act as an agent by arranging rides between a driver and the customer’s end user for which revenue would be recognized on a net basis as rides are provided. These fees are usually determined as a fixed amount per ride arranged.

Mobility Services

The Company also contracts with third parties to provide mobility services to end users for a fee and separately subcontracts with drivers to provide these services. In these transactions, the Company records revenue on a gross basis because the Company is primarily responsible for fulfillment of the service. The Company records this revenue over time.

Transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for performing services to the customer. Revenue from sales is recorded based on the transaction price including variable consideration, such as usage-based pricing and penalties. Variable consideration is typically estimated using the expected-value method and is included in the transaction price only to the extent it is probable that a significant

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

reversal of cumulative revenue recognized will not occur. No significant amounts of revenue were constrained at December 31, 2022 and 2021. The Company’s agreements do not contain a significant financing component because there is no lag greater than 12 months between receipt of consideration and the provision of services.

The Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue-generating activities that are invoiced to customers.

Disaggregated revenue

Disaggregated revenue for the years ended December 31, 2022 and 2021, is as follows (in thousands):

	December 31,
	2022	2021
Driver related	$57,183	$48,054
Third-party	24,707	18,936
Other	850	1,100
Net revenue	$82,740	$68,090

The Company disaggregates revenue by the nature of the services provided, cash flows and class of contracting customer. This level of disaggregation takes into consideration how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Driver related revenues are typically short-term contracts with individual drivers where the Company provides drivers with the services, platform and equipment they need to provide transportation services to their consumers. Third-party revenues are generally derived from the Company directly providing transportation services to businesses and organizations under longer term contracts. The cash flows from this stream differ as driver related fees are fixed over the duration of the contract and are typically paid by the independent taxi driver daily or weekly. The cash flows for business-to-business transportation services are earned based on usage of services by the contracting entity under longer term contracts. These categories of disaggregation generally align with the Company’s reportable segments. All driver related revenue is reported in the Taxi Segment. Third-party revenue is primarily reported in the Other Segment, with a portion included in the Taxi Segment. Other revenue is reported in the Other Segment.

Deferred revenue

The Company records deferred revenue related to funds received for future services to be provided, which is included in Accrued expenses and other current liabilities on the Consolidated Balance Sheets. Deferred revenues were $726 thousand and $617 thousand as of December 31, 2022 and 2021, respectively. Deferred revenue at each respective reporting period was recognized into revenue during the subsequent reporting period.

Segment derived revenue

Taxi Segment:    Revenue in this segment is primarily generated from: (i) the driver lease fees that drivers pay the Company to use its vehicles and technology platform; (ii) owner fees that drivers who chose to use their own vehicles pay the Company to use its technology platform; and (iii) voucher processing fees the Company receives from clients who pay the Company for contracted services following receipt of such services.

Other Segment:    Revenue in this segment is primarily generated from a variety of advance ride scheduling services operating through the Company’s affiliated brands and services, including, among others, SuperShuttle (which is an airport-focused shuttle booking service, currently operating at over 80 airports across North America) and ExecuCar (which is an affiliated fleet operator of black cars, minibuses and limousines in over 65 cities).

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

Concentration of risk

For the years ended December 31, 2022, and 2021, approximately 12% and 13%, respectively, of the Company’s revenues were from one customer.

Cost of contracts, net

Cost of contracts, net, represents the cost of obtaining contractual rights associated with providing services for a managed type or lease-type contract. Incremental costs incurred to obtain service contracts are amortized on a straight-line basis over the estimated life of the contracts, including anticipated renewals and terminations. The amortization period is consistent with when the Company satisfies the related performance obligations. Estimated lives are based on the contract life. Refer to below Recent accounting pronouncements for further information.

Expenses

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue, exclusive of depreciation and amortization, is comprised of all driver and service-related operating costs, including, among others, sub-contractor fees, wages, insurance, parts and repairs, and hosting and platform technology costs such as dispatch, call center communications and routing.

Selling, general and administrative expenses

Selling, general and administrative expenses are primarily comprised of non-driver compensation, facility costs, insurance, accounting and legal expenses, and other miscellaneous expenses incurred by the Company to support the operations of the business. For the years ended December 31, 2022 and December 31, 2021, Selling, general and administrative expense includes the Employee Retention Credit of $1,513 thousand and $1,574 thousand, respectively, received under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) for qualified wages paid during 2020 and 2021.

Depreciation and amortization

Depreciation and amortization primarily consists of depreciation on buildings, site improvements, vehicles, computer and network equipment, leasehold improvements, furniture and fixtures, and amortization of acquired intangible assets.

Lessee contracts

Under ASC 842, a lease is a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment (i.e., an identified asset) for a period of time in exchange for consideration.

As permitted by ASC 842, the Company elected not to recognize right-of-use (ROU) assets and lease liabilities for leases with a term of twelve months or less. For all other leases, at the commencement date, the leases are classified as operating or finance leases and the Company recognizes a ROU asset and lease liability based on the present value of lease payments over the lease term at the commencement date of the lease. See Note 5 Leases for more information.

The Company’s leases may include non-lease components representing additional services transferred to the Company, such as common area maintenance for real estate. The Company elected to not separate lease and non-lease components of contracts for which the Company is a lessee. Non-lease components that are variable in nature are recorded in variable lease expense in the period incurred.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

The Company uses its IBR to determine the present value of lease payments, as the Company’s leases do not have a readily determinable implicit discount rate. The IBR is the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount in a similar economic environment.

Accrued expenses and other current liabilities

Components of Accrued expenses and other current liabilities as of December 31, 2022 and 2021 were as follows (in thousands):

	Amounts December 31,

	2022	2021
Accrued payroll	$1,422	$988
Accrued professional fees	1,151	267
Accrued taxes	232	406
Driver deposits	1,650	1,329
Insurance reserves, current	2,879	4,752
Deferred revenue	726	617
Short-term obligation	456	456
Finance lease liabilities, current	132	460
Other	539	537
	$9,187	$9,812

Refer to Note 11. Commitments and Contingencies for further information with respect to the Company’s insurance reserves.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. Long-term debt has a carrying value that approximates fair value because the instruments bear interest at variable market rates.

Income taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code which can provide that, in lieu of corporate income taxes, the members are taxed on the Company’s taxable income. Therefore, no provision or liability for income taxes is reflected in the accompanying Financial Statements. The Company may be required under the limited liability company (“LLC”) operating agreement to distribute amounts to cover a typical member’s tax liability on taxable earnings generated by the Company.

Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the Financial Statements to comply with the provisions of this guidance. The Company is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years before 2018.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

Mezzanine equity

The Company’s redeemable units consist of Class B membership units, issued and outstanding. Class B redeemable units are common voting membership units. Profit and losses are allocated to members based on their percentage of ownership without regard to which class of membership units. There are no stated required dividends for either class of unit. In a liquidation event, the balance will be distributed to the Class B Member (unless the Class B Member has previously exercised its put option), pro rata in proportion to their percentage interests, until such members have received cumulative distributions in an amount equal to their capital contributions, reduced by the amount of distributions made by the Company to them, and second, to all Members, pro rata in proportion to their percentage interests. Upon the earlier to occur of a liquidity event as defined in the operating agreement or August 15, 2024, the Class B Member shall have an option to put, or sell to the Company, in exchange for cash based on the fair value of the security at that time all then-owned units by the Class B member. Upon buy-sell events as defined in the operating agreement, the Company shall have the option to purchase all the outstanding B units from members. As of December 31, 2022 and 2021, the Company had eight (8) Class B redeemable units authorized, issued, and outstanding. The Company adjusts the carrying value of these redeemable securities each period based on its then fair value. These adjustments are recorded as increases or decreases in the carrying value of the Redeemable Units on the Consolidated Balance Sheets, with the corresponding adjustment classified as a reallocation of income available to WHC Worldwide, LLC in the accompanying Consolidated Statements of Income.

Members’ equity

The Company’s membership units consist of Class A membership units, issued and outstanding. Class A membership units are common voting membership units. Profit and losses are allocated to members based on their percentage of ownership without regard to which class of membership units. There are no stated required dividends for Class A membership units. As of December 31, 2022 and 2021, the Company had 92 Class A membership units authorized, issued, and outstanding.

Segment information

ASC 280, Segment Reporting, defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Chief Executive Officer is the Company’s CODM who holds the ultimate responsibility for the operating performance of the Company and the allocation of resources. The Company has two operating and reportable segments: Taxi and Other. The CODM reviews financial information presented at this level for the purposes of allocating resources and evaluating financial performance. The accounting policies of the segments are the same as the accounting policies of the Company as a whole. The Company evaluates the performance of its Taxi and Other services segments based primarily on results of operations.

The prior period business segment information includes certain reclassifications that were made to conform to the current period presentation. Such reclassifications have been made to reflect reporting of the Company’s internal organization and have no impact on previously reported consolidated financial position, results of operations, or cash flows.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

Operating results for the business segments of the Company are as follows (in thousands):

As of and for the year ended December 31, 2022:

	Taxi	Other	Total
Revenue	$59,107	$26,450	$85,557
Elimination of intercompany segment revenue	—	(2,817)	(2,817)
Net revenue	59,107	23,633	82,740
Depreciation and amortization	3,869	2,916	6,785
Operating income (loss)	13,776	(3,454)	10,322

Capital expenditures	4,479	3,919	8,398
Long-lived assets	20,996	10,700	31,696
Total assets	42,086	17,001	59,087

As of and for the year ended December 31, 2021:

	Taxi	Other	Total
Revenue	$50,189	$20,152	$70,341
Elimination of intercompany segment revenue	—	(2,251)	(2,251)
Net revenue	50,189	17,901	68,090
Depreciation and amortization	3,572	3,173	6,745
Operating income (loss)	9,273	(2,749)	6,524

Capital expenditures	5,769	2,147	7,916
Long-lived assets	24,059	5,958	30,017
Total assets	32,696	18,444	51,140

The Company’s revenues are derived primarily from customers within the United States, and all long-lived assets are located within the United States. Any revenue derived outside of the United States is immaterial to the Financial Statements.

Recent accounting pronouncements

Changes to GAAP are established by the FASB in the form of ASUs to the FASB ASC. ASUs issued were assessed and have already been adopted in a prior period or determined to be either not applicable or are not expected to have a material impact on the Company’s Financial Statements.

Not adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 2. Significant Accounting Policies (cont.)

for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Since the Company is an Emerging Growth Company, WHC has elected to apply the private entity adoption date of January 1, 2023. The Company is currently evaluating the effect, if any, that the new standard may have on the Financial Statements.

Note 3. Acquisitions

The Company executed several acquisitions during 2022 and 2021. For each acquisition, the fair value of vehicles and equipment was determined by management using the cost approach. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. The amount is based on the cost to a market participant to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

For each acquisition, Goodwill is attributable to the anticipated growth of the acquiree’s market upon implementation of the Company’s taxi business model. The goodwill acquired as a result of each acquisition was assigned to the Taxi segment and assigned to its own reporting unit as of the acquisition date. Goodwill is deductible for tax purposes for each acquisition.

The fair values of the Company’s net working capital (primarily accounts receivable and driver deposits) approximated their individual carrying amounts due to the relatively short period of time between their origination and expected realization.

Little Rock Acquisition

On November 16, 2022, the Company acquired substantially all of the assets of Greater Little Rock Transportation Services, LLC (“GLRTS”), a transportation company. The Company believes that acquiring their local mobility service will help drive greater technology adoption and other operating efficiencies. The transaction was accounted for under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed. There were no significant legal, accounting, or other professional fees related to this purchase.

The fair values of the consideration transferred, assets acquired, and liabilities assumed are below (in thousands):

Total consideration:

Cash paid to seller at acquisition	$269
Contingent consideration obligation	299
$568

The specific fair values used in connection with the acquisition are as follows (in thousands):

Recognized amount of identifiable assets acquired and liabilities assumed:

Net working capital	$(26)
Property and equipment	105
Goodwill	489
$568

The Company did not identify any material intangible assets arising from contractual or other legal rights or considered separable from the acquired Little Rock business.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 3. Acquisitions (cont.)

The amounts of the Little Rock revenue and earnings included in the Company’s Consolidated Statement of Income for the year ended December 31, 2022 are as follows (in thousands):

December 31, 2022
Revenue	$180
Operating income	7

Birmingham Acquisition

On February 8, 2022, the Company acquired Greater Birmingham Transportation Services, LLC (“GBTS”), a transportation company. The GBTS acquisition is expected to allow the Company to expand its business through the acquiree’s expertise in transportation management. The Company believes that acquiring their local mobility service will help drive greater technology adoption and other operating efficiencies. The transaction was accounted for under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed. There were no significant legal, accounting, or other professional fees related to this purchase.

The fair values of the consideration transferred, assets acquired, and liabilities assumed are below (in thousands):

Total consideration:

Cash paid to seller at acquisition	$197
Contingent consideration obligation	285
$482

The specific fair values used in connection with the acquisition are as follows (in thousands):

Recognized amount of identifiable assets acquired and liabilities assumed:

Net working capital	$(41)
Property and equipment	43
Goodwill	480
$482

The Company did not identify any material intangible assets arising from contractual or other legal rights or considered separable from the acquired Birmingham business.

The amounts of the GBTS revenue and earnings included in the Company’s Consolidated Statement of Income for the year ended December 31, 2022 are as follows (in thousands):

December 31, 2022
Revenue	$1,352
Operating income	309

Supplemental pro forma information for the year ended December 31, 2022 and 2021 is immaterial and therefore has not been disclosed. The Company believes this information would not be meaningful to users of the Financial Statements.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 3. Acquisitions (cont.)

Texas Acquisition

On August 9, 2021, the Company entered into an agreement to acquire certain assets and liabilities of Greater Austin Transportation Company, Greater Houston Transportation Company, and Greater San Antonio Transportation Company through the Company’s wholly-owned subsidiaries, WHC ATX, LLC, WHC HTX, LLC and WHC STX, LLC (the “Texas Acquisition”), respectively. The Texas Acquisition is expected to allow the Company to expand its business through the acquiree’s expertise in transportation management. The Company believes that acquiring their local mobility service will help drive greater technology adoption and other operating efficiencies. The transaction was accounted for under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed. There were no significant legal, accounting, or other professional fees related to this purchase.

The fair values of the consideration transferred, assets acquired, and liabilities assumed are below (in thousands):

Total consideration:

Cash paid to seller at acquisition	$1,720
Contingent consideration	535
$2,255

The specific fair values and the methodologies used in connection with the acquisition are as follows (in thousands):

Recognized amount of identifiable assets acquired and liabilities assumed:

Net working capital	$(39)
Property and equipment	967
Intangible assets	26
Goodwill	1,301
$2,255

The fair value of the acquired customer relationships was determined using the income approach, specifically the multi-period excess earning method, which utilized the following significant assumptions and inputs: projected financial information, probability of renewal, contributory asset charges, income tax rates, depreciation and discount rates, resulting in a Level 3 fair value measurement.

The amounts of the Texas Acquisition’s revenue and operating loss included in the Company’s Consolidated Statement of Income for the year ended December 31, 2021 are as follows (in thousands):

December 31, 2021
Revenue	$2,615
Operating loss	(1,066)

Supplemental pro forma information for the year ended December 31, 2021 was not feasible to obtain and therefore has not been disclosed. The Company believes this information would not be meaningful to users of the Financial Statements.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021

Note 4. Property and Equipment, Net

Property and equipment, net consists of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,
	2022	2021
Building	$880	$880
Computer equipment and software	642	642
Land	220	220
Leasehold improvements	1,571	484
Furniture, fixtures and equipment	1,602	1,544
Vehicles and vehicle improvements	29,053	23,258
Total property and equipment	33,968	27,028

Less: Accumulated depreciation	(17,162)	(11,829)
Property and equipment, net	$16,806	$15,199

The Company incurred depreciation expense of $6,127 thousand and $5,852 thousand during the years ended December 31, 2022 and 2021, respectively. Depreciation expense is primarily attributable to the delivery of revenue-related services.

Note 5. Leases

Lessee Arrangements

The Company’s leases include real estate property and information technology (“IT”) equipment to support its operations and vehicles that may be used by drivers to provide ridesharing services on the Company’s platform. For leases with a term greater than 12 months, the Company records the related right-of-use assets and lease liabilities at the present value of lease payments over the term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company elected to not separate lease and non-lease components of contracts for which the Company is a lessee. For certain leases, the Company also applies a portfolio approach to account for right-of-use assets and lease liabilities that are similar in nature and have nearly identical contract provisions.

Real estate leases typically have a term of 2 to 8 years with options to extend or renew that are not reasonably certain to be exercised. These leases primarily consist of fixed monthly payments but may also include immaterial variable payments related to lessor costs and maintenance. Our real estate leases are classified as operating leases.

IT equipment leases typically have a term of 2 to 3 years and primarily consist of fixed monthly payments. Our IT equipment leases are classified as finance leases.

Finance lease assets and liabilities are included in the following financial statement captions (in thousands):

	As of December 31,
	2022	2021
Assets
Property, plant and equipment, net	$128	$583
Liabilities
Accrued expenses and other current liabilities	$132	$460
Other long-term liabilities	—	127
Total finance liabilities	$132	$587

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 5. Leases (cont.)

The components of lease expense and supplemental cash flow information related to leases for the period are as follows (in thousands):

Supplemental CF information related to leases	As of December 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from financing leases	$471	$526
Operating cash flows from operating leases	$2,082	$1,653
Financing cash flows from financing leases	$460	$502
Right-of-use assets obtained in exchange for lease obligations	$1,729	$3,523
Weighted Averages:	As of December 31,
	2022	2021
Weighted-average remaining lease term (years)
Operating leases	3.4	3.7
Finance leases	0.4	1.3
Weighted-average discount rate	4.0%	4.0%

Maturities of the Company’s lease liabilities are as follows (in thousands):

	As of December 31, 2022
	Operating Leases	Finance Leases
2023	$1,986	$133
2024	1,411	—
2025	1,049	—
2026	875	—
2027	191	—
Thereafter	—	—
Total undiscounted lease payments	5,512	133
Less: imputed interest	352	1
Total lease liabilities	$5,160	$132

Lessor Arrangements

The Company’s lease arrangements include vehicle rentals to drivers. Due to the short-term nature of these arrangements, the Company classifies these leases as operating leases. The Company does not separate lease and non-lease components, such as insurance or roadside assistance provided to the lessee, in its lessor lease arrangements. Lease payments are primarily fixed and are recognized as revenue in the period over which the lease arrangement occurs. Taxes or other fees assessed by governmental authorities that are both imposed on and concurrent with each lease revenue-producing transaction and collected by the Company from the lessee are excluded from the consideration in its lease arrangements. The Company mitigates residual value risk of its leased assets by performing regular maintenance and repairs, as necessary, and through periodic reviews of asset depreciation rates based on the Company’s ongoing assessment of present and estimated future market conditions.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021

Note 6. Goodwill and Other Intangible Assets

The carrying value for goodwill for the Taxi segment is as follows for the years ended December 31, 2022 and 2021 (in thousands):

Balance at December 31, 2020	$5,813
Texas acquisition	1,301
Accumulated impairments	—
Balance at December 31, 2021	7,114
Birmingham acquisition	480
Little Rock acquisition	489
Accumulated impairments	—
Balance at December 31, 2022	$8,083

No goodwill is recognized within the Company’s Other segment as of December 31, 2022 or 2021.

The carrying value for other intangible assets for the years ended December 31, 2022 and 2021, is as follows (in thousands):

	Weighted average amortization period (Years)	December 31, 2022
		Gross carrying amount	Accumulated amortization	Net carrying amount
Trade name	5	$210	$(142)	$68
Customer relationships	2 – 4	3,040	(2,750)	290
Total		$3,250	$(2,892)	$358
	Weighted- average amortization period (Years)	December 31, 2021
		Gross carrying amount	Accumulated amortization	Net carrying amount
Trade name	5	$210	$(100)	$110
Customer relationships	2 – 4	3,040	(2,134)	906
Total		$3,250	$(2,234)	$1,016

Amortization expense related to intangible assets was $658 thousand and $893 thousand for the years ended December 31, 2022 and 2021, respectively.

Future amortization expense is as follows (in thousands):

Years ending:

2023	$327
2024	31
Total	$358

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021

Note 7. Fair Value Measurements

The Company evaluates assets and liabilities subject to fair value requirements on a recurring and non-recurring basis. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. Significant judgement is used by the Company in this evaluation. The three levels of the fair value hierarchy are defined as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2:

Inputs to the valuation methodology include:

•        quoted prices for similar assets or liabilities in active markets

•        quoted prices for identical or similar assets or liabilities in inactive markets

•        inputs other than quoted prices that are observable for the asset or liability

•        inputs that are derived principally from or corroborated by observable market data by correlation other means

•        If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Fair value measurement of contingent consideration obligations

For certain acquisitions, the Company recognized a contingent consideration obligation based upon the estimated future contingent payments to be made to sellers. The future payments are typically based upon a percentage of revenue for two 12-month periods following the acquisitions. With respect to the Little Rock, Birmingham and Texas Acquisitions, the Company recorded additional contingent consideration obligations of $584 thousand and $535 thousand in 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, payments of $484 thousand and $855 thousand, respectively, were made to sellers for contingent consideration obligations. Of the payments made during 2022, $228 thousand was in excess of the acquisition date fair value of the contingent consideration and is reflected as operating cash outflows on the Consolidated Statements of Cash Flows. No excess payments were made in 2021.

During the years ended December 31, 2022 and 2021, the Company adjusted the fair value of the contingent consideration obligations by an increase of $102 thousand and a decrease of $68 thousand, respectively, which was recorded in Other (expense) income on the Consolidated Statements of Income. Refer below for a summary of the Level 3 changes to the liability balance of the contingent consideration as of December 31, 2022 and 2021, respectively.

The fair value of the contingent consideration agreement is estimated by calculating the present value of expected future cash payments. That measure is based on significant inputs that are not observable in the market (Level 3 inputs). As of the date of the transaction, key assumptions include projected sales growth from the acquired entities and discount rates.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 7. Fair Value Measurements (cont.)

The following table sets forth by level, within the fair value hierarchy, the Company’s liabilities measured at fair value as of December 31, 2022 (in thousands):

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Contingent consideration obligations	$—	$—	$1,208	$1,208

The following table sets forth by level, within the fair value hierarchy, the Company’s liabilities measured at fair value as of December 31, 2021 (in thousands):

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Contingent consideration obligations	$—	$—	$1,006	$1,006

The table below sets forth a summary of changes in the fair value of the Company’s Level 3 liability for the years ended December 31, 2022 and 2021 (in thousands):

Consolidated contingent consideration obligations
Balance at December 31, 2020	$1,394
Acquisitions	535
Payments	(855)
Change in fair value of expected payments	(68)
Balance at December 31, 2021	1,006
Acquisitions	584
Payments	(484)
Change in fair value of expected payments	102
Balance at December 31, 2022	$1,208

Fair value measurement of Class B redeemable units

The Company adjusts the carrying value of its Class B redeemable units each period based on its then fair value. These adjustments are recorded as increases or decreases in the carrying value of the Redeemable Units on the Consolidated Balance Sheets, with the corresponding adjustment classified as a reallocation of income available to WHC Worldwide, LLC in the accompanying Consolidated Statements of Income. The fair value of the Class B redeemable units is determined using a probability-weighted expected return method that requires an analysis of specific future outcomes or liquidity events for a company (e.g., expectation of near-term liquidity event, status quo scenario, etc.). The equity value was determined utilizing a weighting of the results from a market approach, specifically the guideline public company method, and an income approach, specifically the discounted cash flow method. The fair value recognized on the Consolidated Balance Sheets as of December 31, 2022 and 2021 represent Level 3 fair value measurements and including the following significant assumptions and inputs: projected financial information, discount rates, observed financial metrics of comparable companies, and comparable real estate property transactions for purposes of the real estate component of the redemption value.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 8. Debt

Long-term debt

The Company’s long-term debt was as follows as of December 31, 2022 and 2021 (in thousands):

	December 31,
	2022	2021
Note payable with a member	$2,540	$2,380
Collateralized note payable	60	96
Note payable with a bank	16,219	16,219
Paycheck Protection Program Loan	—	2,000
Total long-term debt	18,819	20,695
Less current maturities	(2,473)	(495)
Less debt issuance costs	(716)	(1,111)
Total long-term debt, net of unamortized debt issuance costs and current maturities	$15,630	$19,089

Line of credit

The Company has a $5,000 thousand revolving line of credit with a commercial bank which was executed on December 14, 2020. The line of credit was originally due December 14, 2022, along with any unpaid interest and principal. During December 2022, the Company extended the line of credit for 90 days and changed the interest rate from LIBOR, with a floor of 3.75%, to the Prime Rate on corporate loans posted by at least 70% of the largest banks in the United States (computed as 7.50% as of December 31, 2022). The line of credit is secured by substantially all the assets of the Company and the guarantee of a member of the Company. There were no borrowings under the line of credit at December 31, 2022. See Note 14. Subsequent Events with respect to an additional extension of the line of credit through July 14, 2023.

Note payable with a member

The Company has a $2,000 thousand note payable with a member of the Company which was executed on August 15, 2019. The interest rate on the promissory note is payment-in-kind (“PIK”) of 8% (per year on the original borrowing amount). The note is secured by the deed of trust to certain land and a building agreement and includes typical provisions that could require repayment of the note upon a change in control (as defined in the agreement). No principal and interest are due until maturity date of August 15, 2024, when all principal and interest are due. PIK interest of $160 thousand for each year ended December 31, 2022 and 2021 has been added to the principal balance. Refer to Note 10. Related Party Transactions for further information.

Collateralized note payable

The Company has a note payable at an interest rate of 10.74%. The note is collateralized by equipment of the Company. The note is due in monthly principal and interest payments of $3 thousand through May 2024 when the note is due in full.

Note payable with a bank

The Company has a note payable with a bank that is due in three payments: 15% principal on December 14, 2023 and December 14, 2024, and the remaining unpaid loan amount due December 14, 2025. Quarterly interest payments commenced on January 14, 2022. The note is secured by a pledge and security agreement and

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 8. Debt (cont.)

includes typical provisions that could require repayment of the note upon a change in control (as defined in the agreement). Interest was originally computed as 3% plus the three-month LIBOR. Effective December 14, 2022, the interest rate was changed to the Secured Overnight Financing Rate 3-month term plus 3.262% (computed as approximately 7.8%).

Paycheck protection program loans

On March 27, 2020, the CARES Act was signed into law and is meant to address the economic fallout from the COVID-19 pandemic. In connection with the CARES Act, the Company received two Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) loans for $3,564 thousand and $2,000 thousand on April 6, 2020 and February 3, 2021, respectively. The Company determined it qualified for the PPP loans because WHC has less than 500 employees. The loans are unsecured, bear interest at 1.00%, and have original maturity dates on April 6, 2022, and February 3, 2023, respectively. Under the provisions of the CARES Act and related loans, the loans will be forgiven if certain conditions are met (e.g., retaining workers, maintaining payroll, etc.) related to the use of the loan proceeds. Should the Company be required to repay some portion of the remaining funds because conditions for loan forgiveness are not met, it is the intent of the Company to repay any such funds to the lender in accordance with the terms of the agreements. The Company has elected to account for the loan as a financial liability in accordance with ASC 470, Debt.

Section 1106 of the CARES Act contains provisions for the forgiveness of all or a portion of a PPP loan, subject to the satisfaction of certain requirements. The amount eligible for forgiveness is, subject to certain limitations, the sum of the Company’s payroll costs, rent, and utilities paid by the Company during the 24-week period beginning on the funding date of the PPP loan.

The Company met the requirements of forgiveness and filed the Company’s forgiveness request on December 4, 2020, for the first PPP loan and March 14, 2022, for the second PPP loan. On June 14, 2021, the Company received forgiveness for the first PPP loan in the full amount of $3,564 thousand. On April 12, 2022, the Company received forgiveness in full for the second PPP loan in the amount of $2,000 thousand as well as forgiveness for $24 thousand of accrued interest.

Proceeds from the loan (including accrued interest) that was forgiven in 2022 is recorded as a gain on extinguishment of debt in the Consolidated Statements of Income. The PPP loans are subject to an audit by the SBA for six years following the date of the loan forgiveness, at which time a refund of all or a portion of the PPP loan may be required as determined by the audit by the SBA.

Aggregate maturities of long-term debt are as follows (in thousands):

Years ending December 31:
2023	$2,473
2024	4,993
2025	11,353
2026	—
Thereafter	—
$18,819

The Company is in compliance with all debt covenants as of December 31, 2022.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 9. Related Party Transactions

The Company has engaged in several related party transactions with certain members of its leadership team.

SLM Realty

The Company’s wholly-owned subsidiary, SLM Realty, LCC, leases property to Silver Lining Motors, LLC for operational purposes. In addition, the Company’s CEO and Vice Chairman both individually own properties that are leased to subsidiaries of WHC Worldwide, LLC. Refer to Note 5. Leases for a detail of all future minimum lease payments as well as total rent expense under the Company’s operating leases with these related parties. Total rent expense paid to related parties was $288 thousand and $285 thousand for the years ended December 31, 2022 and 2021, respectively.

SLM Realty and WHC Worldwide, LLC are co-borrowers on a $2,000 thousand note payable in which a member of the company contributed land and related debt to SLM Realty in exchange for units in WHC Worldwide, LLC. The balance of the loan is $2,000 thousand at December 31, 2022, plus $540 thousand in accrued paid-in-kind interest (8% per year on the base amount). Interest expense on this related party debt was $160 thousand for both years ended December 31, 2022 and 2021.

Note Receivable to CEO

Prior to 2020, the Company issued a cash note receivable to its CEO. This note had an outstanding balance of $713 thousand as of December 31, 2020. The note was repaid during 2021.

WMG Enterprises, LLC Lease

Prior to 2020, the Company’s wholly-owned subsidiary, Kansas City Shuttle, LLC, entered into a lease agreement with WMG Enterprises, LLC (”WMG”) to lease property for operational purposes. WMG is solely owned by the Company’s CEO. The lease agreement extends through July 31, 2027. The lease includes monthly installments of $25 thousand through July 31, 2022, with a 2%-3% increase in monthly rent payments made annually thereafter. The Company has no obligations apart from monthly rent payments. Rent expense on this related party lease was $298 thousand and $294 thousand for the years ended December 31, 2022 and 2021, respectively.

Note 10. 401(k) Plan

The Company maintains a defined-contribution 401(k) savings plan for substantially all employees. Under the plan, employees may defer receipt of a portion of their eligible compensation. The Company contributes a matching contribution of 100% of the first 3% of eligible compensation of employees that is deferred. The Company’s matching contributions are subject to vesting. The Company recognized $140 thousand and $86 thousand for the years ended December 31, 2022 and 2021, respectively.

Note 11. Commitments and Contingencies

Insurance Reserves

The Company uses third-party insurance to provide for the potential liabilities for certain risks, including auto liability, uninsured and underinsured motorist, general liability, and workers’ compensation. Each third-party insurance policy contains a Self-Insurance Retention (“SIR”) that requires the company to pay the initial portion of a claim, up to the SIR. The SIR limits range between $25 thousand to $100 thousand, depending on the third-party insurer and the respective operating state. The Company’s insurance reserves represent the liability for unpaid losses and loss adjustment expenses, which represents the estimate of the ultimate unpaid obligation for risks retained by

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 11. Commitments and Contingencies (cont.)

the Company and includes an amount for case reserves related to reported claims and an amount for losses incurred but not reported as of the balance sheet date. The estimate of the ultimate unpaid obligation utilizes generally accepted actuarial methods applied to historical claim and loss experience.

In addition, the Company uses assumptions based on actuarial judgment related to claim and loss development patterns and expected loss costs, which consider frequency trends, severity trends, and relevant industry data. These reserves are continually reviewed and adjusted as experience develops and new information becomes known. Adjustments, if any, relating to accidents that occurred in prior years are reflected in the current year results of income unless the outcome has been resolved prior to the issuance of the Financial Statements. With an additional year of experience and development, the Company has determined a portion of the liability should be classified as non-current as of December 31, 2022. As a result, $2,879 thousand of the insurance reserves are recorded in Accrued expenses and the remainder ($3,453 thousand) is reported as Insurance reserves, non-current on the Consolidated Balance Sheets.

While management believes that the insurance reserve amount is adequate, the ultimate liability may be more or less than the amount provided. Such variability is increased for the Company due to limited historical experience and the nature of the coverage provided. Actual results depend upon the outcome of future contingent events and can be affected by many factors, such as claims settlement processes and changes in the economic, legal, and social environments. As a result, the net amounts that will ultimately be paid to settle the liability and when these amounts will be paid may vary from the estimate provided on the consolidated balance sheets.

Legal proceedings

From time to time the Company is involved in legal proceedings, claims and litigation related to employee claims, contractual disputes and other matters in the ordinary course of business. Although the Company cannot predict the outcome of such matters, currently the Company has no reason to believe the disposition of any current matter could reasonably be expected to have a material adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. The Company records a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, disclosure is provided for the possible loss in the Financial Statements.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. In an attempt to limit the spread of the virus, various governments around the world implemented travel restrictions, business restrictions, school closures, limitations on social or public gatherings, and other measures. Most of these restrictions and other measures have been lifted in the United States, and the economic effect of the pandemic has mostly subsided. However, COVID-19 has not been eliminated entirely, and the effect of COVID-19 has evolved. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, the Company does not believe it is possible to predict the pandemic’s cumulative and ultimate impact on the Company’s future business operations, liquidity, financial condition, and results of operations. The extent of the impact of the pandemic on the Company’s business and financial results will depend largely on future developments, including the duration of the spread of the outbreak and any future “waves” or resurgences of the outbreak or variants of the virus, both globally and within the United States, the administration, adoption and efficacy of vaccines in the United States and internationally, the impact on capital and financial markets, the impact on global supply chains, foreign currencies exchange, governmental or regulatory orders that impact our business and whether the impacts may result in permanent changes to our end-users’ behaviors, all of which are highly uncertain and cannot be predicted.

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 12. Variable Interest Entities

The Company assesses entities for consolidation in accordance with ASC 810. The Company consolidates VIEs in which it is considered the primary beneficiary as described in Note 2. The Company does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

The Company consolidates two variable interest entities, WHC KY and WHC zShuttle, with 50% ownership in WHC KY and 53% ownership in WHC zShuttle as of December 31, 2022. The Company’s ownership in the entities is in the form of explicit and direct equity interests in WHC KY and WHC zShuttle. The Company is determined to be the primary beneficiary of these VIEs based on its power to direct significant activities and its economic exposure in the entities. The Company is the managing member of both entities with power to engage in all managerial aspects that are most significant to the VIEs, including decision making in investments and operational matters, approval of budgets, and day to day directions of the entity’s significant activities. Further, the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. All assets (excluding property, plant and equipment, goodwill, and intangible assets) and liabilities included in the consolidated VIE presented below are (a) assets that can be used only to settle obligations of the VIE or (b) liabilities for which creditors do not have recourse to the general credit of the primary beneficiary (WHC Worldwide). The amounts shown exclude intercompany balances that are eliminated upon consolidation. The following table summarizes the carrying amounts of the Consolidated Balance Sheet items for the consolidated VIEs as of December 31, 2022 and 2021, respectively:

WHC KY and WHC zShuttle

Consolidated Balance Sheets
December 31, 2022 and 2021
(In thousands)

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$2,610	$1,619
Accounts receivable, net of allowance of $51 and $25, respectively	760	914
Prepaid expenses and other current assets	68	32
Total current assets	3,438	2,565

Property and equipment, net	1,271	1,365
Operating lease right-of-use assets	319	492
Goodwill	2,407	2,407
Intangible assets, net	8	19
Other Assets	114	—
Total assets	$7,557	$6,848

Liabilities
Current liabilities:
Accounts payable	$1,097	$597
Accrued expenses and other current liabilities	1,853	1,512
Operating lease liabilities, current	177	187
Total current liabilities	3,127	2,296

Operating lease liabilities, non-current	142	306
Finance lease liabilities, non-current	—	34
Total liabilities	$3,269	$2,636

WHC Worldwide, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
Note 13. Equity Investments

In January of 2022, the Company and its subsidiary, WHC zShuttle, purchased a 40% membership interest of Call Center Services, LLC (“Call Center”), a national call and dispatch center. The investment was purchased entirely by WHC Utah, LLC, in which the Company holds an 80% ownership interest. The remaining 20% of WHC Utah, LLC is owned by WHC zShuttle. The investment in Call Center was recorded initially at cost in the amount of $1,120 thousand upon acquisition. The Company has since recognized income from this equity method investment of $622 thousand during the year ended December 31, 2022, which is included below operating income on the Consolidated Statements of Income. In addition, during the year ended December 31, 2022, the Company received a distribution of $520 thousand from Call Center, which was recorded as a reduction to the carrying value of the investment asset balance. The total carrying value of the equity method investment at December 31, 2022 equals $1,222 thousand and is recorded in Other assets within the Consolidated Balance Sheets. The portion of the investment and income from this equity method investment attributable to the non-controlling interest in WHC zShuttle is included in the Financial Statements. The Company’s maximum exposure to loss is equal to the carrying value of its investment in Call Center.

Note 14. Subsequent Events

Acquisition of Hampton Roads

On February 13, 2023, the Company acquired substantially all the assets of Hampton Roads Transportation, Inc., pursuant to the terms of an asset purchase agreement. The initial purchase consideration is estimated to be $2,000 thousand comprised of cash and a preliminary estimate for a liability-classified contingent consideration as of the acquisition date.

Goodwill is expected to be recorded on the Consolidated Balance Sheets from the above acquisition to be reflected in the Company’s Taxi Segment. There were no significant legal, accounting, or other professional fees related to this purchase.

Extension of Line of Credit

On March 31, 2023, the Company extended its $5,000 thousand line of credit to July 14, 2023. There were no other changes to terms and conditions of the line of credit.

Employee Retention Credit Refund

In April 2023, the Company received a $1,400 thousand Employee Retention Credit under the CARES Act for qualified wages paid during 2021.

The Company has evaluated subsequent events (occurring after December 31, 2022) through April 18, 2023, which represents the date the Financial Statements were available to be issued.

ANNEXES

Annex A-1

BUSINESS COMBINATION AGREEMENT

BY AND BETWEEN

SPREE ACQUISITION CORP. 1 LIMITED

AND

WHC WORLDWIDE, LLC

DATED AS OF OCTOBER 29, 2022

Annex A-1 Page No.
ARTICLE 1 CERTAIN DEFINITIONS		A-1-3
Section 1.1	Definitions	A-1-3
ARTICLE 2 BUSINESS COMBINATION		A-1-19
Section 2.1	Closing Transactions	A-1-19
Section 2.2	Spree Shareholder Redemption and Spree Share Conversion	A-1-19
Section 2.3	Domestication	A-1-19
Section 2.4	PIPE Financing	A-1-19
Section 2.5	Closing Matters	A-1-19
Section 2.6	Closing of the Transactions Contemplated by this Agreement	A-1-20
Section 2.7	Earnout	A-1-21
Section 2.8	Additional Earnout Participant Consideration	A-1-21
Section 2.9	Withholding	A-1-21
ARTICLE 3 REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES		A-1-21
Section 3.1	Organization and Qualification	A-1-21
Section 3.2	Capitalization of the Group Companies	A-1-22
Section 3.3	Authority	A-1-22
Section 3.4	Financial Statements; Undisclosed Liabilities	A-1-23
Section 3.5	Consents and Requisite Governmental Approvals; No Violations	A-1-24
Section 3.6	Permits	A-1-24
Section 3.7	Material Contracts	A-1-24
Section 3.8	Absence of Changes	A-1-26
Section 3.9	Litigation	A-1-26
Section 3.10	Compliance with Applicable Law	A-1-26
Section 3.11	Employee Plans	A-1-26
Section 3.12	Environmental Matters	A-1-28
Section 3.13	Intellectual Property	A-1-28
Section 3.14	Labor Matters	A-1-31
Section 3.15	Insurance	A-1-32
Section 3.16	Tax Matters	A-1-33
Section 3.17	Brokers	A-1-34
Section 3.18	Real and Personal Property	A-1-34
Section 3.19	Transactions with Affiliates	A-1-35
Section 3.20	Data Privacy and Security	A-1-36
Section 3.21	Compliance with International Trade & Anti-Corruption Laws	A-1-36
Section 3.22	Information Supplied	A-1-37
Section 3.23	Investigation; No Other Representations	A-1-37
Section 3.24	Specified Matters	A-1-37
Section 3.25	EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES	A-1-38
ARTICLE 4 REPRESENTATIONS AND WARRANTIES RELATING TO SPREE		A-1-38
Section 4.1	Organization and Qualification	A-1-38
Section 4.2	Authority	A-1-38
Section 4.3	Consents and Requisite Governmental Approvals; No Violations	A-1-39
Section 4.4	Brokers	A-1-39
Section 4.5	Information Supplied	A-1-39
Section 4.6	Capitalization of Spree	A-1-40
Section 4.7	SEC Filings	A-1-41
Section 4.8	Absence of Changes	A-1-41
Annex A-1-i

Annex A-1 Page No.
Section 4.9	Contracts; No Defaults	A-1-41
Section 4.10	Investment Company Act	A-1-41
Section 4.11	Trust Account; Financial Ability	A-1-41
Section 4.12	Transactions with Affiliates	A-1-42
Section 4.13	Litigation	A-1-42
Section 4.14	Compliance with Applicable Law	A-1-43
Section 4.15	Spree Activities	A-1-43
Section 4.16	Internal Controls; Listing; Financial Statements	A-1-43
Section 4.17	No Undisclosed Liabilities	A-1-44
Section 4.18	Employees	A-1-44
Section 4.19	Employee Plans	A-1-44
Section 4.20	Tax Matters	A-1-45
Section 4.21	Intentionally Omitted.	A-1-46
Section 4.22	Compliance with International Trade & Anti-Corruption Laws	A-1-46
Section 4.23	Change of Control Payments	A-1-46
Section 4.24	Intentionally Omitted	A-1-46
Section 4.25	Investigation; No Other Representations	A-1-46
Section 4.26	EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES	A-1-47
ARTICLE 5 COVENANTS		A-1-47
Section 5.1	Conduct of Business of the Company	A-1-47
Section 5.2	Efforts to Consummate; Transaction Litigation	A-1-51
Section 5.3	Confidentiality and Access to Information	A-1-53
Section 5.4	Public Announcements	A-1-53
Section 5.5	Tax Matters	A-1-54
Section 5.6	Company Exclusive Dealing	A-1-55
Section 5.7	Spree Exclusive Dealing	A-1-56
Section 5.8	Preparation of Registration Statement/Proxy Statement	A-1-56
Section 5.9	Spree Shareholder Approval	A-1-57
Section 5.10	Conduct of Business of Spree	A-1-58
Section 5.11	NYSE Listing; Spree Public Filings	A-1-59
Section 5.12	Trust Account	A-1-60
Section 5.13	Financing	A-1-60
Section 5.14	Spree Indemnification; Directors’ and Officers’ Insurance	A-1-61
Section 5.15	Company Indemnification; Directors’ and Officers’ Insurance	A-1-62
Section 5.16	Post-Closing Spree Directors and Officers	A-1-62
Section 5.17	PCAOB Financials	A-1-63
Section 5.18	Post-Closing Spree Incentive Equity Plan	A-1-64
Section 5.19	Post-Closing Spree Bylaws	A-1-64
Section 5.20	Guaranties.	A-1-64
Section 5.21	No Use of Spree Name.	A-1-64
Section 5.22	PIPE Placement Agent Deliverables.	A-1-64
Section 5.23	PIPE Placement Agent Engagement Letters	A-1-65
ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT		A-1-65
Section 6.1	Conditions to the Obligations of the Parties	A-1-65
Section 6.2	Other Conditions to the Obligations of Spree	A-1-66
Section 6.3	Other Conditions to the Obligations of the Company	A-1-66
Section 6.4	Frustration of Closing Conditions	A-1-67

Annex A-1-ii

Annex A-1 Page No.
ARTICLE 7 TERMINATION		A-1-67
Section 7.1	Termination	A-1-67
Section 7.2	Effect of Termination	A-1-68
ARTICLE 8 MISCELLANEOUS		A-1-69
Section 8.1	Non-Survival	A-1-69
Section 8.2	Entire Agreement; Assignment	A-1-69
Section 8.3	Amendment	A-1-69
Section 8.4	Notices	A-1-69
Section 8.5	Governing Law	A-1-70
Section 8.6	Fees and Expenses	A-1-70
Section 8.7	Construction; Interpretation	A-1-70
Section 8.8	Exhibits and Schedules	A-1-70
Section 8.9	Parties in Interest	A-1-71
Section 8.10	Severability	A-1-71
Section 8.11	Counterparts; Electronic Signatures	A-1-71
Section 8.12	Knowledge of Company; Knowledge of Spree	A-1-71
Section 8.13	No Recourse	A-1-72
Section 8.14	Extension; Waiver	A-1-72
Section 8.15	Waiver of Jury Trial	A-1-72
Section 8.16	Submission to Jurisdiction	A-1-73
Section 8.17	Remedies	A-1-73
Section 8.18	Trust Account Waiver	A-1-73

Annexes & Exhibits

Exhibit A	—	Form of Tax Receivables Agreement
Exhibit B	—	Form of Support Agreement
Exhibit C	—	Form of Investor Rights Agreement
Exhibit D	—	Form of Spree Post-Closing Certificate of Incorporation
Exhibit E	—	Form of Spree Post-Closing Bylaws
Exhibit F	—	Form of Post-Closing Company LLC Agreement
Exhibit G-1	—	Form of Post-Closing Incentive Equity Plan
Exhibit G-2	—	Form of Post-Closing Employee Stock Purchase Plan
Exhibit H	—	Form of Voting Agreement
Exhibit I	—	Form of Earnout Warrant
Schedule I	—	Post-Closing Company Units Allocation Schedule
Schedule II	—	Earnout Allocation Schedule

Annex A-1-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of October 29, 2022, is made by and between Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company, and WHC Worldwide, LLC, a Missouri limited liability company (the “Company”). Spree (as defined below in Section 1.1) and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, Spree is currently a blank check company incorporated in the Cayman Islands with limited liability as an exempted company on August 6, 2021 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, pursuant to the Governing Documents of Spree, Spree is required to provide an opportunity for the Pre-Closing Spree Class A Shareholders to have their respective issued and outstanding Pre-Closing Spree Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Spree Shareholder Approval;

WHEREAS, as of the date of this Agreement, Spree Operandi U.S. LP, a Delaware limited partnership and wholly-owned subsidiary of Spree Operandi, LP, a Cayman Islands exempted limited partnership (the “Spree Sponsor”), owns 5,000,000 Spree Pre-Closing Class B Shares representing 100% of the Pre-Closing Spree Class B Shares;

WHEREAS, concurrently with the execution of this Agreement, the Spree Sponsor, Spree, the Company and the other parties thereto are entering into a sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which the Spree Sponsor has agreed (i) not to form a group to vote against any directors nominated by Company (or the Pre-Closing Company Members), (ii) to vote in favor of this Agreement and the transactions contemplated hereby, (iii) to appear at the special meeting for purposes of constituting a quorum to approve this Agreement and the transactions contemplated hereby, (iv) to vote against any proposals that would materially impede the transactions contemplated hereby, (v) to not exercise any redemption rights with respect to any redeemable share capital of Spree held by the Spree Sponsor (vi) to vote in favor of the directors nominated by the Company (or the Pre-Closing Company Members), (vii) to waive any applicable adjustments to the conversion ratio set forth in the Governing Documents of Spree or any other applicable anti-dilution or similar protections with respect to the Spree Class B Shares held by it (whether resulting from the transactions contemplated by the PIPE Subscription Agreements or otherwise) in order to effect the Spree Share Conversion upon the Closing, and (viii) at the option of the Company, Spree Sponsor shall cancel any Pre-Closing Spree Warrants held by it in a manner proportionate to the extent of any Spree Shareholder Redemptions from the Trust Account that cause the aggregate cash proceeds from the Trust Account to be less than $50,000,000;

WHEREAS, immediately prior to the Closing and after giving effect to the Spree Shareholder Redemption, on the Closing Date, Spree shall transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part XII of the Cayman Islands Companies Act (As Revised), on the terms and subject to the conditions set forth in this Agreement (the “Domestication”);

WHEREAS, by virtue of the Domestication, Spree will change its name from “Spree Acquisition Corp. 1 Limited” to “WHC Worldwide, Inc.” (the “Name Change”);

WHEREAS, prior to the Closing, both Parties shall use reasonable best efforts to enter into subscription agreements or security purchase agreements (the “PIPE Subscription Agreements”), in a form or forms to be mutually agreed upon by Spree and the Company, pursuant to which, among other things, the investor in the contemplated PIPE investment (each a “PIPE Investor” and together the “PIPE Investors”) shall agree to subscribe for and purchase on a date no later than the Closing Date, and Spree shall agree to issue and sell to each such PIPE Investor on such date no later than the Closing Date, the PIPE Financing Amount comprised exclusively of Post-Closing Spree Class A Shares (as defined herein) upon payment of the PIPE Financing Amount (the “PIPE Financing”);

Annex A-1-1

WHEREAS, at the Closing, (a) Spree shall contribute the Closing Date Contribution Amount and the Closing Date Equity Contribution to the Company (collectively, the “Spree Contribution”) and, in exchange therefor, the Company shall issue to Spree the number of Post-Closing Company Class A Units determined pursuant to this Agreement and (b) in connection with the contribution and issuance described above, the Post-Closing Company Members shall enter into that certain Second Amended and Restated Limited Liability Company Agreement of the Company, substantially in the form attached hereto as Exhibit F (the “Post-Closing Company LLC Agreement”), to, among other things, recapitalize the Pre-Closing Company Units such that, from and after the Closing, the Equity Securities of the Company will consist of the Post-Closing Company Units, with the applicable rights, preferences and obligations set forth in the Post-Closing Company LLC Agreement;

WHEREAS, at the Closing, a warrant to purchase up to 1,500,000 Post-Closing Spree Class A Shares, in the form attached hereto as Exhibit I (the “Earnout Warrant”), will be issued to the Earnout Participant, which shares underlying such warrant will vest and become exercisable upon the achievement of certain Exercisability Events (as defined in the Earnout Warrant);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the TRA Party Representative (as defined in the Tax Receivable Agreement) and each of the TRA Parties (as defined in the Tax Receivable Agreement) have entered into a tax receivable agreement, substantially in the form attached hereto as Exhibit A (the “Tax Receivable Agreement”), which will become effective upon at the Closing;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Spree, the Spree Sponsor, the Company and certain of the Pre-Closing Company Members and pre-Closing Company officers will enter into an investor rights agreement, substantially in the form attached hereto as Exhibit C (the “Investor Rights Agreement”), which will become effective upon the Closing, pursuant to which, among other things, (a) Spree, Spree Sponsor, and the Company will agree not to effect any sale or distribution of any Equity Securities of Spree held by any of them during the lock-up period described therein and (b) the Pre-Closing Company Members and the Spree Sponsor will be granted certain registration rights with respect to their respective Post-Closing Spree Shares, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company has received and delivered to Spree support agreements in the form of Exhibit B (collectively, the “Support Agreements”) executed by certain Pre-Closing Company Members, indicating the support and agreement of such Pre-Closing Company Members to approve the Agreement and the transactions contemplated hereunder;

WHEREAS, prior to or simultaneously with the execution and delivery of this Agreement, William M. George and the Spree Sponsor will enter into a voting agreement, substantially in the form attached hereto as Exhibit H (the “Voting Agreement”), which will become effective upon the Closing and pursuant to which, among other things, (a) the parties thereto shall vote at any stockholders meeting for the nominees nominated in accordance with the terms of the Voting Agreement, and (b) certain of the parties thereto will cooperate to vote and recommend to stockholders that the board chair will continue to serve as Spree’s chief executive officer for so long as he is so employed (or until such individual voluntarily withdraws his candidacy to serve as chair of the board);

WHEREAS, the board of directors of Spree (the “Spree Board”) has approved (a) this Agreement, the Ancillary Documents to which Spree is or will be a party and the transactions contemplated hereby and thereby (including the Spree Share Conversion, the Domestication and the Spree Contribution and (b) the recommendation of, among other things, the approval of this Agreement and the transactions contemplated by this Agreement (including the Spree Share Conversion, the Domestication and the Spree Contribution) by the Pre-Closing Spree Shareholders entitled to vote thereon;

WHEREAS, prior to the execution of this Agreement, the Company has delivered to Spree executed written consents of the Pre-Closing Members of the Company representing the Company Required Approval, pursuant to which the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party, the performance of the Company’s obligations hereby and thereby, and the consummation of the transactions contemplated hereby and thereby have been duly, validly, and irrevocably authorized and approved by such Pre-Closing Members of the Company; and

Annex A-1-2

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, (b) the Spree Share Conversion constitutes a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (c) the Domestication constitutes a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and (d) the contribution of the Closing Date Contribution Amount (the “Spree Cash Contribution”) constitutes a transaction described in Section 721 of the Code (clauses (a)-(d) collectively, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Additional Spree SEC Reports” has the meaning set forth in Section 4.7.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received in respect of the PIPE Financing (whether on or prior to the Closing Date) and held in a bank account owned and controlled by Spree on the Closing Date (and, for the avoidance of doubt, after giving effect to the funding of the PIPE Financing on such date and before giving effect to the payment of any Unpaid Spree Expenses, or Unpaid Company Expenses).

“Aggregate Transaction Proceeds” means an amount equal to (a) the sum of (i) the aggregate cash proceeds available for release to Spree from the Trust Account in connection with the transactions contemplated hereby (which amount, for the avoidance of doubt and without duplication, shall be calculated after giving effect to the Spree Shareholder Redemption (i.e., reduced by the aggregate amount payable with respect to all Spree Shareholder Redemptions, notwithstanding that such amounts may not have been paid out of the Trust Account at such time) (collectively, the “Trust Satisfied Obligations)), (ii) the Aggregate Closing PIPE Proceeds, and (iii) all unrestricted cash proceeds held in the name of and available for use by Spree as of the Closing but held in accounts other than the Trust Account, minus (b) the Unpaid Spree Expenses. For the avoidance of doubt, the proceeds of any term loan agreement entered into by any of the Group Companies following the date of this Agreement shall not be included in the calculation of “Aggregate Transaction Proceeds.”

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Ancillary Documents” means the Investor Rights Agreement, Sponsor Letter Agreement, Tax Receivable Agreement, the PIPE Subscription Agreements, the Post-Closing Company LLC Agreement, the Voting Agreement, the Earnout Warrant, and each other agreement, document, instrument and/or certificate executed, or contemplated to be executed, in connection with the transactions contemplated hereby, including the Spree Contribution and the Domestication.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other anti-bribery or anti-corruption Laws or Orders related to combatting bribery, corruption and money laundering.

“Assets” has the meaning set forth in Section 3.18(f).

“Business,” the “business of the Group Companies” or any similar term means (a) owning and operating a taxicab business, including the sale of vehicles used in such business, through one or more subsidiaries, and (b) doing all things appurtenant to the foregoing.

Annex A-1-3

“Business Combination Proposal” has the meaning set forth in Section 5.9.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, Tel Aviv, Israel, and Cayman Islands are open for the general transaction of business.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), any regulations or administrative or other guidance published with respect thereto by any Governmental Entity, and any similar or corresponding state or local Laws.

“Casualty Loss” means an Asset that is (a) damaged or destroyed by casualty loss (not including normal wear and tear, downhole mechanical failure or reservoir changes) or (b) expropriated or taken into condemnation or under right of eminent domain.

“CBA” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

“Closing” has the meaning set forth in Section 2.6.

“Closing Company Financial Statements” has the meaning set forth in Section 5.17(a).

“Closing Date” has the meaning set forth in Section 2.6.

“Closing Date Contribution Amount” means an amount equal to (a) the amount of cash in the Trust Account as of immediately prior to the Closing (and before, for the avoidance of doubt, giving effect to the Spree Share Redemptions), minus (b) the aggregate amount of cash required to fund Spree Share Redemptions from the Trust Account and any other Trust Satisfied Obligation, plus (c) the Aggregate Closing PIPE Proceeds; provided that the Closing Date Contribution Amount shall not include any Unpaid Spree Expenses to the extent that such amounts withheld from the Closing Date Contribution Amount shall be used to pay the Unpaid Spree Expenses.

“Closing Date Contribution Schedule” has the meaning set forth in Section 2.5(b).

“Closing Date Equity Contribution” has the meaning set forth in Section 2.5(d).

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions, (i) of the Pre-Closing Company Units, in each case, that, if consummated, would result in a Person acquiring beneficial ownership of all or a material portion of any class of outstanding voting Pre-Closing Company Units or all or a material portion of the outstanding voting Pre-Closing Company Units (regardless of class) or (ii) of all or a portion of assets or businesses of the Group Companies which constitute all of the fair market value of the Group Companies, taken as a whole (in the case of each of clauses (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any direct or indirect acquisition, in one or a series of related transactions, of all or a material portion of any class of outstanding voting Pre-Closing Company Units or all or a material portion of the outstanding voting Pre-Closing Company Units (regardless of class). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, or the transactions contemplated hereby or thereby or any transaction with Spree shall constitute (in whole or in part) a Company Acquisition Proposal.

“Company Affiliated Party” has the meaning set forth in Section 3.19.

“Company Affiliated Party Transactions” has the meaning set forth in Section 3.19.

Annex A-1-4

“Company Change of Control Payment” means any severance or termination payment, success, change of control, retention, transaction bonus or other similar payment or amount that any Group Company is required to pay to any current or former officer, director, employee or other service provider of the Company or any other Company Affiliated Party that may become due and payable due to the occurrence of the transactions contemplated to occur on the Closing Date pursuant to this Agreement or the Ancillary Documents followed by or combined with one or more additional circumstances, matters or events, including a termination of employment (but not due to any action or inaction by the Company or any of its Affiliates following the Closing) pursuant to the express terms of any plan, policy, arrangement or Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective assets are bound as of or prior to the Closing, together with the employer portion of any payroll, social security, unemployment or similar Taxes imposed on any such amounts.

“Company Class A Units” means the Class A units of the Company issued and outstanding prior to the Closing.

“Company Class B Units” means the Class B units of the Company issued and outstanding prior to the Closing.

“Company Contractor” has the meaning set forth in Section 3.14(a).

“Company D&O Persons” has the meaning set forth in Section 5.15(a).

“Company Designee” has the meaning set forth in Section 5.16.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Spree by the Company on the date of this Agreement in connection with the execution of this Agreement.

“Company Employee” has the meaning set forth in Section 3.14(a).

“Company Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other retirement, pension, profit-sharing, deferred compensation, bonus, cash incentive, commission, equity, or equity-based incentive, transaction, change in control, retention, severance, vacation, paid time off, supplemental unemployment benefit, health or welfare, employment independent contractor, fringe-benefit, or other benefit or compensatory plan, program, policy, practice, agreement, arrangement, or Contract that any Group Company maintains, sponsors, contributes to, or is required to contribute to or under or with respect to which any Group Company has any Liability.

“Company Expenses” means, as of any determination time, the aggregate amount, without duplication, of all fees, expenses, costs, disbursements, commissions or other amounts incurred by or on behalf of any Group Company or that any Group Company is obligated to pay, whether or not such amounts are due and payable, in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, (b) any Company Change of Control Payment and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including the fees and expenses relating to any regulatory or governmental approvals, including HSR and the Company’s counsel expenses related to Form S-4 preparation and filings, as well as the costs of procuring (if mutually agreed by the Parties) an independent market research report for use in connection with this Agreement and the transactions contemplated hereby; provided, however, notwithstanding the foregoing or anything to the contrary herein, the Company Expenses shall not include any Spree Expenses or any fees, expenses, commissions or other amounts that are expressly contemplated to be allocated to and paid by Spree pursuant to this Agreement or any Ancillary Document.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) through Section 3.2(c) and Section 3.2(d) (Capitalization of the Group Companies), Section 3.3 (Authority), and Section 3.17 (Brokers).

“Company Intellectual Property” has the meaning set forth in Section 3.13(c).

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“Company IT Systems” means all computer systems, Software and hardware, computer firmware, communication systems, servers, computer or information technology systems or infrastructure, networks, network equipment, electronic data processing systems, interfaces, platforms, peripherals, other information technology equipment, including, in each case, related documentation, including any outsourced systems and processes, in each case, relied on, owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.

“Company Managing Member” means the Managing Member (as defined in the Pre-Closing Company LLC Agreement) of the Company before the Closing.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Spree Contribution or the other transactions contemplated by this Agreement or the Ancillary Documents to be consummated by the Company on the Closing Date in connection therewith, in each case, in accordance with the terms of this Agreement and the Ancillary Documents; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any country, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budget, projection, forecast, estimate or prediction (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslide, wildfire, epidemic, pandemic (including COVID-19) or quarantine, act of God or other natural disaster or comparable event in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies.

“Company PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by or filed by or in the name of any Group Company that has not been cancelled, expired, lapsed or been abandoned.

“Company Required Approval” has the meaning set forth in Section 3.3.

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“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of March 25, 2022, by and between the Company and Spree.

“Consent” means any notice, authorization, qualification, registration, filing, notification, permit, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Contributed Spree Shares” has the meaning set forth in Section 2.5(d).

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolution thereof or related or associated epidemic, pandemic or disease outbreak.

“Data Security Requirements” means, collectively, all of the following to the extent relating to confidential or sensitive information, payment card data, personally identifiable information, Personal Data, or other information relating to individuals or otherwise relating to privacy, security, or security breach notification requirements and, in all cases, applicable to the Group Companies: (a) each Group Company’s own rules, policies, and procedures (whether physical or technical in nature), (b) all applicable Laws and all industry standards applicable to the Group Companies’ industry (including the Payment Card Industry Data Security Standard (PCI DSS)), (c) agreements into which the Group Companies have entered or by which they are bound; (d) all advertising and marketing materials regarding information privacy, protection or security or handling of Personal Data; and (e) all Privacy Consents.

“Designated Material Contracts” has the meaning set forth in Section 5.1(b)(x).

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Director Election Proposal” has the meaning set forth in Section 5.9.

“Domestication” has the meaning set forth in the recitals to this Agreement.

“Domestication Proposal” has the meaning set forth in Section 5.9.

“Earnout Participant” means the Person set forth on Schedule II.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or (in so far as related to exposure to Hazardous Substances) human health or safety, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, cleanup of, or exposure to any Hazardous Substances. Without limiting the generality of the foregoing, the term “Environmental Law” includes the following statutes (and their implementing regulations and any similar state and local analogs), all as amended from time to time and in effect as of the Closing Date: the Clean Air Act (42 U.S.C. §7401 et seq.), the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 (42 U.S.C.§9601 et seq.), the Clean Water Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §300f et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), and (in so far as it relates to exposure to Hazardous Substances) the Occupational Safety and Health Act (29 U.S.C. §651 et seq.).

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, restricted stock, restricted stock unit, performance share, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means an amount equal to $251,000,000 plus the Closing Date Contribution Amount, as adjusted pursuant to Section 2.5(e).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

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“ERISA Affiliate” means any Person engaged in a trade or business that would at any relevant time be treated together with the Group Companies as a “single employer” under Section 414 of the Code or Section 4001(b) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Financings” has the meaning set forth in Section 5.13.

“Fraud” means actual Delaware common law fraud committed by a Party with respect to the making of the representations and warranties of such Party set forth in this Agreement.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and bylaws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a United States limited liability company are its operating or limited liability company agreement and certificate of formation, the “Governing Documents” of an exempted company incorporated in the Cayman Islands with limited liability are its memorandum and articles of association and the “Governing Documents” of an exempted limited partnership formed and registered in the Cayman Islands in its exempted limited partnership agreement.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal of competent jurisdiction (public or private).

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means (i) any substance, material or waste that is regulated, described, characterized or listed as a hazardous material, hazardous substance, hazardous waste, toxic substance, toxic pollutant, contaminant, or words of similar import or regulatory, in or under any Environmental Law; (ii) petroleum (including crude oil and any fractions thereof as well as waste or used petroleum oils), natural or synthetic gas or any mixture thereof, asbestos, asbestos containing material, PCB or materials containing PCB, medical waste, infectious waste, lead containing paint, radioactive material; or (iii) any chemicals, substances, materials or compounds that are otherwise subject to regulation, prohibition, control, or remediation under any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Immediate Family Member” means, with regard to an individual, any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such individual, and any person (other than a tenant or employee) sharing the household of such individual.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payable arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP (for the avoidance of doubt, not including operating leases), (f) any obligations in respect of interest rate and currency obligations, swaps, hedges or similar arrangements, (g) any indebtedness secured by a Lien on any property owned by such Person, even if such Person has not assumed or become liable for the payment of such indebtedness and (h) any of the obligations of any other

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Person of the type referred to in clauses (a) through (g) above directly or indirectly guaranteed by such Person or secured by any asset of such Person, whether or not such Indebtedness has been assumed by such Person.

“Initial Registration Statement” means that certain Registration Statement on Form S-1, dated December 17, 2021.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates and extensions of any of the foregoing (collectively, “Patents”); (b) registered and unregistered trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, packaging designs, slogans, rights in Internet domain names, social media identifiers, and all other indicia of source, origin, or quality, together with the goodwill associated with any of the foregoing, and all applications registrations, and renewals of any of the foregoing (collectively, “Marks”); (c) works of authorship and other copyrightable subject matter (including, but not limited to, advertising and promotional materials, software and computer programs, website content, compilations of data, and training and instruction manuals), database and design rights, and moral rights, whether or not registered or published, and all registrations and applications for registration for any of the foregoing (collectively, “Copyrights”); (d) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), information that derives economic value from not being generally known, and any other information that would constitute a trade secret as defined in the Uniform Trade Secrets Act and under corresponding Law (together, the “Trade Secrets”); (e) Software; (f) any other intellectual or proprietary right protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world; (g) any claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including, without limitation, rights to recover for past, present and future violations thereof; and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investor Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“IPO” has the meaning set forth in Section 8.18.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Latest Spree Balance Sheet” has the meaning set forth in Section 4.17.

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, Order, treaty, rule, code, regulation or other legally binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leakage” has the meaning set forth in Section 2.5(e).

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued unaccrued, liquidated or unliquidated, fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking, but excluding any and all non-cash liabilities (e.g., mark-to-market warrants).

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“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restriction).

“Losses” means all losses, costs, liabilities, obligations, expenses, fines, penalties, interest, expenditures, claims, awards, settlements, judgments, damages, reasonable and documented out-of-pocket attorneys’ fees and reasonable out-of-pocket expenses of investigating, defending and prosecuting litigation.

“Malicious Code” means any Software code or other mechanism that (a) contains any “back door,” virus, malware, Trojan horse or similar device, (b) is designed to disrupt, disable, erase or harm the operation of Software, or cause any Software to damage or corrupt any data, hardware, storage media, programs, equipment or communications, or (c) permits any Person to access any Software, data, hardware, storage media, programs, equipment or communications without authorization.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6.

“Minimum Cash Condition” has the meaning set forth in Section 6.3(i).

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“Non-Scheduled Contracts” has the meaning set forth in Section 3.13(e).

“NYSE” means the New York Stock Exchange.

“NYSE Proposal” has the meaning set forth in Section 5.9.

“Off-the-Shelf Software” means any Software or other technology that is made generally available on a commercial basis (including technology offered on a SaaS, PaaS, or IaaS or similar basis and Software available through retail stores, distribution networks or that is preinstalled as a standard part of hardware) and is licensed to or otherwise made available to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time fee of less than $100,000 per license or an ongoing fee of less than $50,000 per year.

“Officers” has the meaning set forth in Section 5.16(a).

“Order” means any writ, order, judgment, injunction, settlement, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other Spree Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Pre-Closing Spree Shares entitled to vote thereon, who attend whether in person or by proxy at the Spree Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of Spree and applicable Law.

“Other Governing Document Proposals” has the meaning set forth in Section 5.9.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Outstanding Post-Closing Spree Class A Shares” means the total number of Post-Closing Spree Class A Shares that will be issued and outstanding immediately upon the Closing after giving effect to, among other things, the Spree Shareholder Redemption and the PIPE Financing.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, together with any guidance issued thereunder or successor provisions and any similar or corresponding provisions of state or local Tax Laws.

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“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020, and including any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-65).

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Audit Expenses” means up to $500,000 of the expenses of the Company’s independent registered PCAOB audit firm to audit the consolidated financial statements of the Company for the years ended December 31, 2021 and December 31, 2020 and reviewed financial statements for the six months ended June 30, 2022 and June 30, 2021.

“Permits” means any approvals, authorizations, clearances, business licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not or would not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property in the operation of the business, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable and (f) grants by any Group Company of non-exclusive rights in Intellectual Property Rights in the ordinary course of business.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Law, any data or information that (a) can, alone or when combined with other information maintained for or on behalf of the Company, identifies or is reasonably capable of identifying, directly or indirectly, a particular a natural person, including (i) names, addresses, telephone numbers, email address, financial information, financial account number, personal health information, drivers’ license numbers and government-issued identification numbers and (ii) Internet Protocol addresses, device identifiers or other persistent identifiers, or (b) is otherwise subject to, protected by, or defined under applicable Laws governing personal information, personal data, personally identifiable information, or protected health information.

“PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“PIPE Financing Amount” has the meaning set forth in Section 5.13.

“PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“PIPE Placement Agent” means such broker, finder, investment banker or other Person engaged by Spree to serve as placement agent for the PIPE Financing.

“PIPE Placement Agent Deliverables” means

i. a negative assurance letter, dated upon the applicable date set forth in Section 2.22, of Stinson LLP, counsel for the Company, in form and substance satisfactory to the PIPE Placement Agent;

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ii. a negative assurance letter, dated upon the applicable date set forth in Section 2.22, of Meitar Law Offices, counsel for Spree, in form and substance satisfactory to the PIPE Placement Agent;

iii. a negative assurance letter, dated upon the applicable date set forth in Section 2.22, of US counsel for Spree, in form and substance satisfactory to the PIPE Placement Agent;

iv. a negative assurance letter, dated upon the applicable date set forth in Section 2.22, of counsel for the PIPE Placement Agent, in form and substance satisfactory to the PIPE Placement Agent;

v. a certificate of the Chief Executive Officer or the President of the Company and of the chief financial or chief accounting officer of the Company, dated upon the applicable date set forth in Section 2.22, in form and substance satisfactory to the PIPE Placement Agent;

vi. a certificate of the Chief Executive Officer or the President of Spree and of the chief financial or chief accounting officer of Spree, dated upon the applicable date set forth in Section 2.22, in form and substance satisfactory to the PIPE Placement Agent;

vii. a letter from the Company’s independent public accountant, dated upon the applicable date set forth in Section 2.22, in form and substance satisfactory to the PIPE Placement Agent, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement; and

viii. a letter from Spree’s independent public accountant, dated upon the applicable date set forth in Section 2.22, in form and substance satisfactory to the PIPE Placement Agent, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement.

“PIPE Placement Agent Engagement Letter” means the agreement by and between Spree and the PIPE Placement Agent whereby Spree engages the PIPE Placement Agent to act as placement agent for the PIPE Financing.

“PIPE Subscription Agreement” has the meaning set forth in the recitals to this Agreement.

“Post-Closing Spree Bylaws” has the meaning set forth in Section 2.3.

“Post-Closing Spree Certificate of Incorporation” has the meaning set forth in Section 2.3.

“Post-Closing Spree Class A Shares” means the shares of Class A common stock, par value $0.0001 per share, of Spree authorized pursuant to the Post-Closing Spree Certificate of Incorporation.

“Post-Closing Spree Class X Shares” means the shares of Class X common stock, par value $0.0001 per share, of Spree authorized pursuant to the Post-Closing Spree Certificate of Incorporation.

“Post-Closing Spree Directors” has the meaning set forth in Section 5.16(f).

“Post-Closing Spree Employee Stock Purchase Plan” has the meaning set forth in Section 5.18.

“Post-Closing Spree Incentive Equity Plan” has the meaning set forth in Section 5.18.

“Post-Closing Spree Shares” means the Post-Closing Spree Class A Shares, and the Post-Closing Spree Class X Shares.

“Post-Closing Spree Warrants” has the meaning set forth in Section 2.3.

“Post-Closing Company Class A Units” means the Class A Units (as defined in the Post-Closing Company LLC Agreement).

“Post-Closing Company Class B Units” means the Class B Units (as defined in the Post-Closing Company LLC Agreement).

“Post-Closing Company LLC Agreement” has the meaning set forth in the recitals to this Agreement.

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“Post-Closing Company Members” means, as of any determination time following the Closing, the holders of the Post-Closing Company Units.

“Post-Closing Company Units” means the Post-Closing Company Class A Units, and the Post-Closing Company Class B Units, in each case, issued and outstanding following the Closing.

“Pre-Closing Spree Class A Shareholders” means, as of any determination time prior to the Closing, the holders of the Pre-Closing Spree Class A Shares.

“Pre-Closing Spree Class A Shares” means the Class A ordinary shares of Spree issued pursuant to the Amended and Restated Memorandum and Articles of Association of Spree adopted by special resolution on December 20, 2021.

“Pre-Closing Spree Class B Shareholders” means, as of any determination time prior to the Closing, the holders of the Pre-Closing Spree Class B Shares.

“Pre-Closing Spree Class B Shares” means the Class B ordinary shares of Spree issued pursuant to the Amended and Restated Memorandum and Articles of Association of Spree adopted by special resolution on December 20, 2021.

“Pre-Closing Spree Governing Documents” means, collectively, (a) the Amended and Restated Memorandum of Association of Spree adopted by special resolution on December 20, 2021, and (b) the Amended and Restated Articles of Association of Spree adopted by special resolution on December 20, 2021.

“Pre-Closing Spree Shareholders” means, as of any determination time prior to the Closing, the holders of the Pre-Closing Spree Shares.

“Pre-Closing Spree Shares” means the Pre-Closing Spree Class A Shares and the Pre-Closing Spree Class B Shares.

“Pre-Closing Spree Warrant” means each whole warrant to purchase one Pre-Closing Class A Share at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by the Spree Sponsor).

“Pre-Closing Company LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of August 16, 2021, as amended from time to time.

“Pre-Closing Company Members” means, as of any determination time prior to the Closing, the holders of the Pre-Closing Company Units.

“Pre-Closing Company Units” has the meaning of “Unit(s)” set forth in the Pre-Closing Company LLC Agreement.

“Privacy Consents” means the terms of any consents, authorizations, waiver of authorization or other permission or third party terms pursuant to which the Company Processed or Processes Personal Information.

“Proceeding” means any lawsuit, litigation, action, audit, inquiry, examination, investigation, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, sharing, recording, distribution, transfer, transmission, import, export, protection (including security measures), disposal or disclosure or other activity regarding Personal Data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free Software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that

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impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Real Property” has the meaning set forth in Section 3.18(c).

“Real Property Leases” means all leases, subleases, licenses, concessions or other agreements, in each case, pursuant to which any Group Company leases or subleases any real property.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement/Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of Spree and notice of Spree Shareholders Meeting.

“Representatives” means, with respect to any Person, such Person’s and such Person’s Affiliates’ respective directors, managers, general partners, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Spree Shareholder Approval” means (a) the approval of the Domestication Proposal and the Required Governing Document Proposal by special resolutions, being a resolution passed by a majority of at least two-thirds (2/3) of such members of Spree as, being entitled to do so, vote in person or by proxy, at the Spree Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of Spree and applicable Law, and (b) the approval of the Business Combination Proposal, the Other Governing Document Proposal, the Director Election Proposal, the NYSE Proposal and the Spree Incentive Equity Plan Proposal by ordinary resolutions, being a resolution passed by a simple majority of the members of Spree as, being entitled to do so, vote in person or by proxy at the Spree Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of Spree and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the NYSE Proposal, the Required Governing Document Proposal and the Spree Incentive Equity Plan Proposal.

“Required Governing Document Proposal” has the meaning set forth in Section 5.9.

“Sanctions and Export Control Laws” means any Law or Order related to (a) import and export controls, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations such other controls administered by the U.S. Customs and Border Protection, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Schedules” means, collectively, the Company Disclosure Schedules and the Spree Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Security Incident” means any (a) breach of security, phishing incident, ransomware or malware attack materially and adversely affecting the use, functionality or performance of any Company IT System, or (b) incident in which confidential information or Personal Data under the control of the Group Companies was accessed, disclosed, destroyed, processed, used, or exfiltrated in an unauthorized manner.

“Signing Filing” has the meaning set forth in Section 5.4(b).

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“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, or executable code format, (b) all related specifications and documentation, including descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (c) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Special Equity Distribution” has the meaning set forth in Section 2.5(d).

“Spree” means (a) prior to the consummation of the Domestication, Spree Acquisition Corp. 1 Limited, an exempted company incorporated in the Cayman Islands with limited liability, and (b) from and after the consummation of the Domestication, shall mean Spree as domesticated in Delaware, and shall be named WHC Worldwide, Inc., a Delaware corporation. Any reference to Spree in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or (b), as the context so requires.

“Spree Acquisition Proposal” means (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions under which Spree or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets, Equity Securities or businesses of any other Persons(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), (b) any equity, debt or similar investment in Spree or any of its controlled Affiliates, or (c) any other “Business Combination” as defined in the Prospectus. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Spree Acquisition Proposal.

“Spree Affiliated Party” has the meaning set forth in Section 4.12.

“Spree Affiliated Party Transactions” has the meaning set forth in Section 4.12.

“Spree Board” has the meaning set forth in the recitals to this Agreement.

“Spree Board Recommendation” has the meaning set forth in Section 5.9.

“Spree Cash Contribution” has the meaning set forth in the recitals to this Agreement.

“Spree Change of Control Payment” means any severance or termination payment, success, change of control, retention, transaction bonus or other similar payment or amount that Spree or any of its Affiliates is required to pay to any current or former officer, director, employee or other service provider of Spree or any Spree Affiliated Party that may become due and payable due to the occurrence of the transactions contemplated to occur on the Closing Date pursuant to this Agreement or the Ancillary Documents followed by or combined with one or more additional circumstances, matters or events, including a termination of employment (but not due to any action or inaction by Spree or any Spree Affiliated Party following the Closing), pursuant to the express terms of any plan, policy, arrangement or Contract to which Spree is a party or by which any of their respective assets are bound as of or prior to the Closing, together with the employer portion of any payroll, social security, unemployment or similar Taxes imposed on any such amounts.

“Spree Contribution” has the meaning set forth in the recitals to this Agreement.

“Spree Contribution Amount” has the meaning set forth in the recitals to this Agreement.

“Spree D&O Persons” has the meaning set forth in Section 5.14(a).

“Spree Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Spree on the date of this Agreement in connection with the execution of this Agreement.

“Spree Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other retirement, pension, profit-sharing, deferred compensation, bonus, cash incentive, commission, equity, or equity-based incentive, transaction, change in control, retention, severance, vacation, paid time off, supplemental unemployment benefit, health or welfare, employment

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independent contractor, fringe-benefit, or other benefit or compensatory plan, program, policy, practice, agreement, arrangement, or Contract that Spree maintains, sponsors, contributes to, or is required to contribute to or under or with respect to which Spree has any Liability.

“Spree Employee Stock Purchase Plan Proposal” has the meaning set forth in Section 5.9.

“Spree Expenses” means, as of any determination time, the aggregate amount, without duplication, of all fees, expenses, costs, disbursements, commissions or other amounts incurred by or on behalf of Spree which Spree is obligated to pay, whether or not such amounts are due and payable, in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, placement agents (including the PIPE Placement Agent), investment bankers, consultants, or other agents or service providers of Spree (including with respect to this Agreement and the PIPE Financing), (b) severance or termination payment, success, change of control, retention, transaction bonus or other similar payment or amount that Spree or any of its Affiliates are required to pay to any current or former officer, director, employee or other service provider of Spree or any Spree Affiliated Party that may become due and payable based upon the occurrence of the transactions contemplated to occur on the Closing Date pursuant to this Agreement or the Ancillary Documents followed by or combined with one or more additional circumstances, matters or events (including a termination of employment, but not including any payments triggered by any action or inaction of the Company following the Closing) pursuant to the express terms of any plan, policy, arrangement to which Spree is a party or by which any of their respective assets are bound as of or prior to the Closing, together with the employer portion of any payroll, social security, unemployment or similar Taxes imposed on any such amounts, (c) fees and expenses of Spree’s counsel related to preparation and filing of Form S-4 and (d) any other fees, expenses, commissions or other amounts that are expressly allocated to Spree pursuant to this Agreement or any Ancillary Document, including PCAOB Audit Expenses and premiums for directors and officer’s insurance; provided, however, notwithstanding the foregoing or anything to the contrary herein, the Spree Expenses shall not include (i) the Trust Satisfied Obligations to the extent such obligations will be satisfied from the Trust Account, (ii) the Company Expenses or any fees, expenses, commissions or other amounts that are expressly contemplated to be allocated to and paid by Company or any Pre-Closing Company Member pursuant to this Agreement or any Ancillary Document or (iii) legal expenses and settlement costs in connection with any Transaction Litigation.

“Spree Financial Statements” means all of the financial statements of Spree included in the Spree SEC Reports.

“Spree Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), and Section 4.6 (Capitalization of Spree).

“Spree Incentive Equity Plan Proposal” has the meaning set forth in Section 5.9.

“Spree Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of Spree, taken as a whole, or (b) the ability of Spree to consummate the Domestication, the Spree Contribution or the other transactions contemplated by this Agreement or the Ancillary Documents to be consummated by Spree on the Closing Date in connection therewith, in each case, in accordance with the terms of this Agreement and the Ancillary Documents; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Spree Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social condition in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any country, (iv) changes in any applicable Law, (v) the execution or public announcement of this Agreement or the pendency or consummation of

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the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Spree with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (v) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vi) any failure by Spree to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (v) or clause (vii)), or (vii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslide, wildfire, epidemic, pandemic (including COVID-19) or quarantine, act of God or other natural disaster or comparable event in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (iv) or clause (vii) may be taken into account in determining whether a Spree Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on Spree, taken as a whole, relative to other “SPACs.”

“Spree SEC Reports” has the meaning set forth in Section 4.7.

“Spree Share Conversion” has the meaning set forth in Section 2.2.

“Spree Shareholder Approval” means, collectively, the Required Spree Shareholder Approval and the Other Spree Shareholder Approval.

“Spree Shareholder Redemption” means the redemption by the Pre-Closing Spree Class A Shareholders who have elected to redeem all or a portion of their respective Pre-Closing Spree Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the Governing Documents of Spree.

“Spree Shareholders Meeting” has the meaning set forth in Section 5.9.

“Spree Sponsor” has the meaning set forth in the recitals to this Agreement.

“Spree Sponsor Designee” has the meaning set forth in Section 5.16.

“Spree Sponsor Specified Provisions” has the meaning set forth in Section 8.9.

“Spree Unit” means those units of Spree registered pursuant to the Initial Registration Statement.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“State Commission” has the meaning set forth in 18 C.F.R. § 1.101(k).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other

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manner, together with any interest, deficiencies, penalties, fees, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether as a primary obligor or as a result of being a transferee or successor of another Person or a member of an affiliated, consolidated, unitary, combined or other group and whether disputed or not.

“Tax Authority” means any Governmental Entity responsible for the imposition, collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity, including any amendment of any of the foregoing.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Third Party PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“Transaction Proposals” has the meaning set forth in Section 5.9.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.11.

“Trustee” has the meaning set forth in Section 4.11.

“Unpaid Company Expenses” means the Company Expenses calculated as of immediately prior to the Closing, in each case, to the extent unpaid as of such time.

“Unpaid Spree Expenses” means the Spree Expenses calculated as of immediately prior to the Closing, in each case, to the extent unpaid as of such time.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by a majority of the independent directors then serving on the Post-Closing Spree Board.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as similar foreign, state or local Laws.

“Warrant Agreement” means that certain Warrant Agreement, dated as of December 15, 2021, by and between Spree and the warrant agent set forth therein.

“Willful Breach” means a material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

“WMG Specified Provisions” has the meaning set forth in Section 8.9.

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ARTICLE 2
BUSINESS COMBINATION

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the transactions provided in this Article 2 shall occur in the order set forth in this Article 2, unless otherwise provided herein.

Section 2.2 Spree Shareholder Redemption and Spree Share Conversion. On the Closing Date, prior to the Domestication, Spree shall effect the Spree Shareholder Redemption and shall cause each Pre-Closing Spree Class B Share that is issued and outstanding to be converted into one (1) Pre-Closing Spree Class A Share in accordance with applicable Law and the Governing Documents of Spree (the “Spree Share Conversion”).

Section 2.3 Domestication. On the Closing Date, after giving effect to the Spree Shareholder Redemption and following the Spree Share Conversion but prior to the Closing, Spree shall, subject to the receipt of the Required Spree Shareholder Approval, cause the Domestication to become effective in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act (As Revised), by (a) filing with the Secretary of State of the State of Delaware, (i) a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Spree and the Company, and (ii) the Post-Closing Spree Certificate of Incorporation, and (b) completing and making all filings required to be made with the Registrar of Companies in the Cayman Islands to effect the Domestication and, in connection with (and as part of) the Domestication, (x) each Pre-Closing Spree Class A Share that is issued and outstanding immediately prior to the Domestication shall convert automatically on a one-for-one basis into one (1) Post-Closing Spree Class A Share, (y) each whole Pre-Closing Spree Warrant that is outstanding immediately prior to the Domestication shall, from and after the Domestication, represent the right to purchase one new Post-Closing Spree Class A Share at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Warrant Agreement (collectively, the “Post-Closing Spree Warrants”) and (z) Spree’s name shall be changed to “WHC Worldwide, Inc.”; provided, however, that, in connection with clauses (b)(i) and (b)(ii), each issued and outstanding Spree Unit that has not been previously separated into the underlying Pre-Closing Spree Class A Shares and underlying Pre-Closing Spree Warrants prior to the Domestication shall, for the avoidance of doubt, be cancelled and will entitle the holder thereof to one (1) share of Post-Closing Spree Class A Shares and one-half (1/2) of one Post-Closing Spree Warrant on the terms and subject to the conditions set forth in the Warrant Agreement, as applicable. Spree shall cause the Governing Documents of Spree to become (1) in connection with (and as part of) the Domestication, the certificate of incorporation, substantially in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by Spree and the Company, the “Post-Closing Spree Certificate of Incorporation”), and (2) as soon as practicable following the Domestication, but prior to the Closing, the bylaws, substantially in the form attached hereto as Exhibit E (with such changes as may be agreed in writing by Spree and the Company, the “Post-Closing Spree Bylaws”). Spree shall cause the Domestication to be consummated in accordance with applicable Law. Spree and its Representatives shall give the Company and its Representatives a reasonable opportunity to review any applicable documents, certificates or filings in connection with the Domestication and will consider, in good faith, any comments thereto.

Section 2.4 PIPE Financing. Immediately prior to the Closing (and assuming the consummation of the Closing), Spree shall consummate the transactions contemplated by the PIPE Financing in accordance with the PIPE Subscription Agreements.

Section 2.5 Closing Matters.

(a) No later than three (3) Business Days prior to the Closing, Spree shall deliver to the Company a reasonably detailed calculation of the Closing Date Contribution Amount, the Minimum Cash Condition and the Outstanding Post-Closing Spree Class A Shares, as set forth in the allocation schedule attached to this Agreement as Schedule I (the “Closing Date Contribution Schedule”), including each subcomponent thereof, and reasonably detailed supporting documentation. Spree may update the Closing Date Contribution Schedule if any of the calculations or amounts shown therein are incorrect as a result of changes in the number of Pre-Closing Spree Shareholders participating in the Spree Shareholder Redemption, not later than one (1) Business Day prior to the Closing Date.

(b) The Pre-Closing Company Members and the Company shall cause the Pre-Closing Company LLC Agreement to be amended and restated to be in the form of the Post-Closing Company LLC Agreement and, in connection therewith, all of the Pre-Closing Company Units held by the applicable Pre-Closing Company Members

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shall be re-classified into a number of Post-Closing Company Class B Units equal to (i) the quotient of (A) the Equity Value divided by (B) $10.00 per share, less (ii) the number of Outstanding Post-Closing Spree Class A Shares, in each case, free and clear of all Liens other than restrictions pursuant to the Company’s Governing Documents, applicable Securities Laws, this Agreement and the Ancillary Documents. The Post-Closing Company Class B Units shall be allocated to the Pre-Closing Company Members pro rata based on respective ownership of the Pre-Closing Company Units.

(c) At the Closing, Spree shall contribute to the Company the Closing Date Contribution Amount and, in consideration thereof, the Company shall issue to Spree a number of Post-Closing Company Class A Units equal to the Outstanding Post-Closing Spree Class A Shares, free and clear of all Liens other than restrictions pursuant to the Company’s Governing Documents, applicable Securities Laws, this Agreement and the Ancillary Documents.

(d) At the Closing, Spree shall contribute to the Company the number of shares of Post-Closing Spree Class X Shares equal to the number of Post-Closing Company Class B Units created under Section 2.5(b), free and clear of all Liens other than restrictions pursuant to Spree’s Governing Documents (the “Closing Date Equity Contribution” and, such shares, the “Contributed Spree Shares”). Immediately following the Closing Date Equity Contribution, the Company shall distribute the Contributed Spree Shares to the holders of the Post-Closing Company Class B Units in accordance with the terms of the Post-Closing Company LLC Agreement (the “Special Equity Distribution”). Following the Special Equity Distribution, Spree shall make appropriate book entries to the accounts (as designated in writing by the applicable Pre-Closing Company Members at least five (5) Business Days prior to Closing) evidencing the ownership by the applicable Pre-Closing Company Members of the Contributed Spree Shares.

(e) For purposes of calculating the number of Post-Closing Company Class B Units created under Section 2.5(b), the Equity Value shall be subject to downward adjustment for (i) any Indebtedness incurred by the Company that is used to make payments or dividends to Pre-Closing Company Members apart from salaries in the ordinary course consistent with past practice (i.e., “Leakage”), and (ii) any additional Indebtedness incurred by the Company between July 12, 2022 and the Closing Date in excess of $12,000,000 (less any extraordinary payments to Company Related Parties, if any, and other Leakage), provided that no adjustment shall be made for Indebtedness of up to $25,000,000 incurred in connection with acquisitions of the assets of taxi companies (or similar businesses) in urban areas in the U.S. In such case, the Equity Value shall be adjusted downward by an amount equal to the quotient of dividing the aggregate total amount from the foregoing clauses (i) and (ii) by 2.5. Notwithstanding the foregoing, no downward adjustment shall be made for Tax distributions to Pre-Closing Company Members in a manner consistent with past practice.

(f) At the Closing, Spree shall pay or cause to be paid by wire transfer of immediately available funds all documented Company Expenses and Spree Expenses.

(g) If, between the date of this Agreement and the Closing, the outstanding Pre-Closing Spree Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, change to capitalization, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event, then any number, value (including dollar value) or amount contained herein which is based upon the number of Pre-Closing Spree Shares will be appropriately adjusted to provide to the Pre-Closing Company Members and Spree the same economic effect as contemplated by this Agreement; provided, however, that this Section 2.5(g) shall not (i) be construed to permit Spree or the Company to take any action with respect to their respective Equity Securities that is prohibited by the terms and conditions of this Agreement, or (ii) apply to the Domestication or any other transactions expressly contemplated by this Agreement or any Ancillary Document to the extent consummated in accordance with the terms contemplated by this Agreement and/or such Ancillary Document, as applicable.

Section 2.6 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the date upon which the Closing actually occurs is referred to herein as the “Closing Date”) or at such other place, date and/or time as Spree and the Company may mutually agree in writing.

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Section 2.7 Earnout.

(a) At the Closing, Spree shall issue to the Earnout Participant the Earnout Warrant.

(b) The Earnout Warrant issued pursuant to this Section 2.7 (i) will be duly authorized and validly issued, (ii) will have been issued in compliance with applicable Law, including Securities Laws, in each case, under this clause (ii), in all material respects, and (iii) will not have been issued in breach or violation of any preemptive rights or Contract to which Spree is a party or bound, in each case, under this clause (iii), in any material respect.

(c) If, prior to the issuance of the Earnout Warrant pursuant to this Section 2.7, the issued and outstanding Post-Closing Spree Class A Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, change to capitalization, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event, then the number of Post-Closing Spree Class A Shares issuable pursuant to this Section 2.7 shall be equitably adjusted to provide to the Earnout Participant the same economic effect as contemplated by this Agreement.

Section 2.8 Additional Earnout Participant Consideration. If the Aggregate Transaction Proceeds in the combined company at the Closing is in excess of $70,000,000, and subject to written consent of the PIPE Investors in any Company financings prior to or at the Closing, then a payment equal to $10,000,000 shall be made by Spree to the Earnout Participant in cash at Closing.

Section 2.9 Withholding. Spree and the Group Companies shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding in accordance with applicable Law (including through the request and provision of any statements, forms or other documents that may be required to reduce or eliminate any such deduction or withholding).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Except as set forth in the Company Disclosure Schedules (which shall only qualify the representations and warranties in this Article 3 in the manner set forth in Section 8.8), the Company hereby represents and warrants to Spree, as of the date of this Agreement and as of the Closing, as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company is a company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of incorporation, formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority, individually and in the aggregate, would not have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company have been made available to Spree, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

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Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement, as of the date hereof, of (i) the number and class or series (as applicable) of all of the Pre-Closing Company Units issued and outstanding as of the date hereof and (ii) the identity of the Persons that are the record owners thereof. Except as set forth on Section 3.2(a) of the Company Disclosure Schedules, as of the date hereof, the Company does not have any issued and outstanding Equity Securities. All of the issued and outstanding Pre-Closing Company Units have been duly authorized and validly issued and are fully paid and non-assessable.

(b) The Pre-Closing Company Units (i) were not issued in violation of the Governing Documents of the Company or any Contract to which the Company is party or bound, in each case, in any material respect, (ii) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, or similar rights of any Person, and (iii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, in each case under clauses (ii) and (iii), in all material respects. Except as set forth on Section 3.2(b) of the Company Disclosure Schedules, the Company has no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become issued and outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Pre-Closing Company Members may vote.

(d) Except as set forth on Section 3.2(d) of the Company Disclosure Schedules, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Pre-Closing Company Units between the Company and any other Person.

(e) Except with respect to another Group Company, none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(f) Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies of the type described in clause (a) or (b) of the definition of Indebtedness as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

Section 3.3 Authority. The Company has the requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is (or, in the case of any Ancillary Document contemplated hereby to be entered into after the date of this Agreement, will be) a party, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party, the performance of the Company’s obligations hereby and thereby and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the Company Managing Member and certain holders of the issued and outstanding Pre-Closing Company Units pursuant to the Company Required Approval. Other than the Company Required Approval and the approval of the Company Managing

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Member, no other corporate or equivalent action or proceeding on the part of the Company or the Pre-Closing Company Members is necessary to authorize this Agreement or such Ancillary Documents, the Company’s performance of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby. This Agreement and each Ancillary Document to which the Company is contemplated hereby to be a party as of the date hereof has been (and each Ancillary Document to which the Company is contemplated hereby to be a party following the execution of this Agreement, will be upon execution thereof) duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or is contemplated to be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The approval and adoption of this Agreement pursuant to Section 4.2 of the Pre-Closing Company LLC Agreement, as memorialized by an irrevocable written consent of Pre-Closing Company Members as required by Section 4.2 of the Pre-Closing Company LLC Agreement delivered to Spree prior to the execution and delivery of this Agreement (the “Company Required Approval”) is the only vote of the holders of any class or series of equity interests of the Company required to approve and adopt this Agreement, the Ancillary Documents to which the Company is or is contemplated to be a party, the performance of the Company’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to Spree a true and complete copy of the unaudited consolidated balance sheet of the Group Companies as of December 31, 2021 (the “Latest Balance Sheet”), and the related unaudited consolidated statements of operations, members’ equity and cash flows of the Group Companies (the “Financial Statements”). The Financial Statements (including the notes thereto, if applicable) (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto) and (ii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies for the period indicated therein.

(b) No Group Company has any Liability except (i) as set forth on the Latest Balance Sheet (and the notes thereto), (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (excluding any Liability directly or indirectly related to a breach of Contract, breach of warranty, tort, Proceeding or violation of, or non-compliance with Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Company of its covenants or agreements in this Agreement or any Ancillary Document to which it is or will be a party or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the Company Expenses), (iv) executory obligations under Contracts (excluding any Liability directly or indirectly related to a breach of Contract) that are expressly permitted pursuant to or incurred in accordance with Section 5.1(b) (including as set forth in Section 5.1(b)(i)-(vi) of the Company Disclosure Schedules) and (v) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

(c) The Group Companies have established and maintain (or prior to Closing, will establish and maintain) systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that all transactions are (i) executed in accordance with management’s authorization and (ii) recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements have maintained, books and records of the Group Companies in the ordinary course of business that are accurate and complete and accurately reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(d) Except as set forth on Section 3.4(d) of the Company Disclosure Schedules, since January 1, 2020, (i) no Group Company has received any written complaint, allegation, assertion or claim that there is (A) “significant deficiency” in the internal controls over financial reporting of the Group Companies, or (B) a “material weakness” in the internal controls over financial reporting of the Group Companies and (ii) there has not been any internal

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investigations regarding any potential or alleged fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) those Consents listed on Section 3.5(a) of the Company Disclosure Schedule and (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) None of the execution or delivery by the Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Company of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both), (i) result in a violation or breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect, individually or in the aggregate.

Section 3.6 Permits. Each of the Group Companies has all Permits (the “Material Permits”) required to own, lease and operate its properties and assets and to conduct its business as currently conducted, except where the failure to have such Permits is not and would not reasonably be expected to be material to the Group Companies taken as a whole. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms, (ii) there are no Proceedings pending or threatened in writing that would reasonably be expected to result in the revocation, cancellation or termination of any Material Permit and (iii) no written notice of revocation, cancellation or termination of any Material Permit has been received by any Group Company.

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts (other than Company Employee Benefit Plans) to which a Group Company is, as of the date of this Agreement, a party or by which any of their respective assets are bound and that are not expired or have not been terminated, and excluding any Contract pursuant to which the applicable Group Company has no material outstanding or executory obligations or Liabilities (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with the Non-Scheduled Contracts, a “Material Contract”):

(i) any Contract relating to Indebtedness for borrowed money of any Group Company or to the placing of a Lien (other than a Permitted Lien) on any material asset or property of any Group Company;

(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $5,000,000;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $5,000,000;

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(iv) any (A) joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, or similar Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $500,000 annually (other than between any Group Companies wholly-owned by the Company) or (B) other Contract with respect to material Company Licensed Intellectual Property (other than any Non-Scheduled Contract);

(v) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of $5,000,000 annually;

(vi) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case, in excess of $5,000,000 annually;

(vii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person (other than another Group Company) outside of the ordinary course of business or, individually or in the aggregate, in an amount in excess of $5,000,000 or made any capital contribution to, or other investment in, any Person (other than another Group Company);

(viii) any CBA;

(ix) any Contract required to be disclosed on Section 3.19 (Transactions with Affiliates) of the Company Disclosure Schedules;

(x) any Contract with any Person (A) pursuant to which any Group Company (or Spree or any of its Affiliates after the Closing) is or may be required to pay milestones, royalties or other contingent payments, (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, most favored nations, option to purchase, option to exclusively license or any other similar rights; or (C) entered into to settle or resolve any Intellectual Property-related dispute or litigation, including settlement agreements, coexistence agreements, covenant not to sue agreements, royalty agreements, and consent to use agreements, under which any obligations or Liabilities of any Group Company remain continuing or outstanding;

(xi) any Contract under which any Person (other than a full-time employee of a Group Company) has developed Company Owned Intellectual Property for any Group Company that is used in and material to the business or operations of any Group Company;

(xii) any Contract under which any Group Company licenses Intellectual Property to any other Person (other than any Non-Scheduled Contract);

(xiii) any Contract required to be disclosed on Section 3.13(e) of the Company Disclosure Schedules;

(xiv) any Contract providing for any Company Change of Control Payment, and any additional employment or similar Contract with any employee, director or officer of any Group Company that provides for annual base compensation in excess of $400,000;

(xv) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earnout,” contingent purchase price or other contingent or deferred payment obligation;

(xvi) any settlement, conciliation or similar Contract (A) requiring monetary payments by any Group Company after the date of this Agreement, (B) with a Governmental Entity, or (C) that imposes any material, non-monetary obligations on any Group Company (or Spree or any of its Affiliates after the Closing);

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(xvii) any Contract that materially limits, or purports to materially limit, the ability of any Group Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses; and

(xviii) any Contract relating to the leasing of personal property reasonably likely to result in annual payments of $250,000 or more in a 12-month period.

(b) (i) Each Material Contract is valid and binding on the applicable Group Company and, to the Company’s knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the applicable Group Company and, to the Company’s knowledge, the counterparties thereto are not in material breach of, or default under, any Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Material Contract by the applicable Group Company or, to the Company’s knowledge, the counterparties thereto, in each case. The Company has made available to Spree true and complete copies of all Material Contracts in effect as of the date hereof (other than purchase orders, invoices, and similar confirmatory or administrative documents that are ancillary to the main contractual relationship between the parties to a particular Contract or group of Contracts and that, in each case, do not contain any material executory or continuing terms, conditions, obligations or rights).

Section 3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedules, since the date of the Latest Balance Sheet, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Group Companies have conducted their businesses in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of Spree if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(iv)(A), Section 5.1(b)(viii), Section 5.1(b)(ix), Section 5.1(b)(x), Section 5.1(b)(xiii), Section 5.1(b)(xiv) or Section 5.1(b)(xxi) (to the extent related to any of the foregoing).

Section 3.9 Litigation. Except as set forth on Section 3.9 of the Company Disclosure Schedules, since January 1, 2020, there has been no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company or, to the Company’s knowledge, pending or threatened against or involving any Group Company’s managers, officers, directors or employees (in their capacity as such), except, in each case, as is not or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. To the Company’s knowledge, neither the Group Companies nor any of their respective properties or assets is subject to any material Order, except as set forth on Section 3.9 of the Company Disclosure Schedules. Since January 1, 2020, there have been no material Proceedings by a Group Company pending against any other Person.

Section 3.10 Compliance with Applicable Law. Except as set forth on Section 3.10 of the Company Disclosure Schedules, each Group Company (a) conducts (and since January 1, 2020 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written communications or, to the Company’s knowledge, any other communications from a Governmental Entity that alleges that such Group Company is not in compliance with any Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all Company Employee Benefit Plans (including, for each such Company Employee Benefit Plan, its jurisdiction). With respect to each material Company Employee Benefit Plan, the Group Companies have provided Spree with true and complete copies of the following, as applicable: (i) the governing plan document, including all amendments thereto, and all related trust documents and funding instruments, including any group contracts and insurance policies; (ii) a written summary of the material terms of any Company Employee Benefit Plan that is not set forth in a written document;

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(iii) the most recent summary plan description together with any summary or summaries of material modifications thereto; (iv) the most recent determination or opinion letter; and (v) the most recently filed annual reports (Form 5500 series and all schedules and financial statements attached thereto).

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Schedules, no Company Employee Benefit Plan is and no Group Company nor any ERISA Affiliate sponsors, maintains, contributes to or is required to contribute to, or has or could have any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any material Liabilities to provide any retiree or post-termination or post-ownership health or life insurance or other welfare-type benefits to any Person other than group health plan continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full premium cost of coverage. No Group Company has any material Liabilities by reason of at any relevant time being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Company Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has either timely received a favorable determination letter from the Internal Revenue Service or is based on a preapproved plan document that is the subject of a favorable opinion letter from the Internal Revenue Service upon which the Group Companies may rely. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6055, 6056, 6721 or 6722 of the Code.

(d) Each Company Employee Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and its purpose, and no amount under any such Company Employee Benefit Plan is or has been subject to any interest or additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(e) There are no pending or, to the Company’s knowledge, threatened in writing, material claims or Proceedings with respect to any Company Employee Benefit Plan (other than routine claims for benefits). To the Company’s knowledge, there have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Employee Benefit Plan that have resulted in or could reasonably be expected to result in a material Liability to any Group Company imposed under Section 502(i) or (l) of ERISA or Section 4975 of the Code. With respect to each Company Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(f) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement could not (alone or in combination with any other event, including but not limited to a termination of employment) (i) result in any additional termination payment or severance benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable under any Company Employee Benefit Plan to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits under any Company Employee Benefit Plan to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, or (iv) limit or restrict the right of any Group Company to merge, amend or terminate any Company Employee Benefit Plan (other than any limitations or restrictions that arise by operation of applicable Law).

(g) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Company Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, result in any payment or benefit under any agreement with any of the Group Companies that could constitute the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or result in the imposition of an excise Tax under Section 4999 of the Code.

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(h) The Group Companies have no material obligation to make a “gross-up” or similar payment or to otherwise reimburse any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies in respect of any Taxes that may become payable under Section 4999 or 409A of the Code.

(i) The representations and warranties set forth in this Section 3.11 are the Company’s sole and exclusive representations and warranties regarding employee benefit matters.

Section 3.12 Environmental Matters.

(a) Each Group Company is (and since January 1, 2020 has been) in compliance with all Environmental Laws, which compliance has included obtaining, maintaining and complying with all Permits that are required pursuant to Environmental Laws for the occupation of their facilities and the operation of the business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Each Permit necessary for the Business or required under applicable Environmental Law has already been obtained by the Group Companies or, to the Company’s knowledge, will be obtained in due course and without undue or unanticipated cost or adverse conditions prior to the time the same is required to be obtained under Environmental Law, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(b) No Group Company has received any written communication or, to the Company’s knowledge, other communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation of, or Liability under, any Environmental Laws, in each case that either remains pending or unresolved.

(c) There is no Proceeding pending or, to the Company’s knowledge, threatened in writing against or involving any Group Company in respect of any Environmental Laws.

(d) No Group Company has generated, treated, stored, disposed of, transported, or arranged for the disposal or transport of any Hazardous Substances except in compliance with applicable Environmental Laws and in such manner and amounts as would not reasonably be expected to result in material Liability for such Group Company under any Environmental Laws, and there has been no release of Hazardous Substances by any Group Company (or to the Knowledge of the Group Companies) by any other Person at any property or facility that has resulted in or would reasonably be expected to result in any material Liability of any Group Company pursuant to any Environmental Laws.

(e) The Group Companies have not assumed, undertaken or provided an indemnity with respect to, or otherwise become subject to, a material Liability of any other Person under Environmental Laws.

(f) The Group Companies have made available to Spree copies of all environmental assessments, audits and reports and all other material environmental, health and safety documents that are in any Group Company’s possession or reasonable access relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of the following Intellectual Property Rights that are owned by any Group Company: (i) all Company Registered Intellectual Property (ii) all material proprietary Software, (iii) all other material unregistered Copyrights not scheduled in connection with Section 3.13(a)(ii), and (iv) all material unregistered Marks.

(b) Except as set forth on Section 3.13(b) of the Company Disclosure Schedules, as of the date of this Agreement, all necessary fees and filings with respect to any Company Registered Intellectual Property listed in Section 3.13(a) of the Company Disclosure Schedules have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company Registered Intellectual Property in full force and effect, and there are no outstanding deadlines that will expire within six (6) months of the Closing Date for any Company Registered Intellectual Property. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Company Registered Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed except with respect

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to trademark registrations or applications that the Group Companies chose to no longer use in the normal course of operating their business. As of the date of this Agreement, except for examination and prosecution of pending applications and registrations, there are no Proceedings pending that relate to any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.

(c) A Group Company exclusively owns all right, title and interest in and to, or is otherwise validly licensed to use, all Intellectual Property Rights as used in the businesses of the Group Companies as presently conducted (collectively, the “Company Intellectual Property”). All Company Owned Intellectual Property is free and clear of all Liens or obligations to others (other than Permitted Liens). The Company Intellectual Property constitutes all Intellectual Property Rights that are material and necessary for the conduct of the businesses of the Group Companies as currently conducted and the continued operation of the businesses of the Group Companies consistent with past practices. The Company Intellectual Property owned or used by the Group Companies immediately prior to the Closing Date will be owned or available for use, respectively, by Spree immediately after the Closing Date on substantially identical terms and conditions as owned or used by the Group Companies prior to the Closing Date.

(d) All Intellectual Property Rights owned by or developed by the Group Companies were: (i) developed by full-time employees of the Group Companies working within the scope of their employment; (ii) developed by officers, independent contractors, or other third parties who, in each case (i) – (ii), have entered into valid and enforceable written Contracts with the relevant Group Company that, to the extent such Intellectual Property Rights do not constitute a “work made for hire” under applicable Law, assigned all right, title, and interest in and to any Intellectual Property Rights developed by such Persons to the relevant Group Company; or (iii) acquired in connection with corporate acquisitions in which it was duly conveyed via written assignment to the Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Owned Intellectual Property on anything other than a non-exclusive basis.

(e) Section 3.13(c) of the Company Disclosure Schedules sets forth a list of all current (i.e., not terminated or expired) Contracts for material Company Licensed Intellectual Property as of the date of this Agreement pursuant to which any Group Company has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not exercisable) or interest in, such material Company Licensed Intellectual Property, other than any of the following (the “Non-Scheduled Contracts”): (A) Contracts for Off-the-Shelf Software, (B) Contracts for Public Software, (C) non-disclosure Contracts, (D) Contracts granting a non-exclusive license to Company Licensed Intellectual Property entered into in the ordinary course of business, and (E) Contracts with licenses granted by employees, individual consultants or individual contractors of any Group Company to a Group Company that do not materially differ from the Group Companies’ form therefor that has been made available to Spree.

(f) The Company Registered Intellectual Property is registered or applied for in the name of one of the Group Companies, and all Company Registered Intellectual Property (other than Company Registered Intellectual Property that has been applied for but not issued as registered), to the Company’s knowledge, is valid and enforceable, and all of the Group Companies’ rights in and to the Company Registered Intellectual Property, the Company Owned Intellectual Property and the Company Licensed Intellectual Property, are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(g) Each Group Company takes reasonable steps to safeguard and maintain the secrecy of any Trade Secrets owned by each Group Company that the applicable Group Company desires to maintain as confidential. Without limiting the foregoing, no Group Company has disclosed any material trade secrets, know-how or confidential information that the applicable Group Company desired to maintain as confidential to any other Person unless such disclosure was under an appropriate contractual, fiduciary or professional non-disclosure obligations. To the Company’s knowledge, since January 1, 2020, there has been no violation or unauthorized access to or disclosure of any material Trade Secret of or in the possession of each Group Company, or of any written obligations with respect to such.

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(h) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property, is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property or Company Licensed Intellectual Property, as applicable, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(i) Neither the conduct of the business of the Group Companies nor any of the Company Owned Intellectual Property offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies, nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Owned Intellectual Property, as authorized by any Group Company, infringes, constitutes or results from an unauthorized use or misappropriates or otherwise violates any Intellectual Property Rights of any other Person.

(j) Except as set forth in Section 3.13(j) of the Company Disclosure Schedules, since January 1, 2020, there is and has been no Proceeding pending nor has any Group Company received any written communications or, to the Company’s knowledge, any other communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(k) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property. Since January 1, 2020, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property.

(l) Each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Companies’ business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the confidential Software source code that is Company Owned Intellectual Property, and no other Person has been granted any right, contingent or otherwise, to obtain access to or use any such Software source code. To the Company’s knowledge, no event has occurred that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license or disclosure of any confidential Software source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(m) No Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

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Section 3.14 Labor Matters.

(a) Section 3.14(a)(i) of the Company Disclosure Schedules contains a complete and accurate list of all of the employees of the Group Companies (the “Company Employees”) located in the United States, which list is current as of September 1, 2022, describing for each such Company Employee: (A) the position held; (B) whether classified as exempt or non-exempt for wage and hour purposes; (C) date of hire; (D) work location (city, state) or the employing entity; (E) regular hourly wage or annual salary, as applicable; and (F) the total amount of bonus, severance and other amounts to be paid to such Company employee at the Closing or otherwise in connection with the transactions contemplated hereby. Except with respect to drivers, lessees and operators of taxi cabs, Section 3.14(a)(ii) of the Company Disclosure Schedules contains a complete and accurate list of all the individual independent contractors and consultants performing services with respect to the operation of the United States business of the Group Companies and classified by the applicable Group Company as other than a Company Employee (a “Company Contractor”), which list is current as of September 1, 2022 and describes for each such Company Contractor such individual’s role in the business.

(b) Since January 1, 2020, except as has not or would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies, (i) none of the Group Companies (A) has or has had any Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalties, fines, interest, or other sums for failure to pay or delinquency in paying such compensation, and (B) has or has had any Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the ordinary course of business) and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company.

(c) Since January 1, 2020, except as has not or would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies, (i) none of the Group Companies (A) has or has had any Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalties, fines, interest, or other sums for failure to pay or delinquency in paying such compensation, and (B) has or has had any Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the ordinary course of business) and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company.

(d) Since January 1, 2020, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor are they reasonably expected to incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(e) No Group Company is a party to or bound by any CBA and no employees of the Group Companies are represented by any labor union, labor organization, works council, employee delegate, representative or other employee collective group with respect to their employment. There is no duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group, including in connection with the execution and delivery of this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby. There are, and since January 1, 2020, there have been, no actual or, to the Company’s knowledge, threatened material unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, there are, and since January 1, 2020, there have been, no labor organizing activities with respect to any employees of any Group Company.

(f) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred since January 1, 2020 or, as of the date of this Agreement, is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive,

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guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19. As of the date of this Agreement, the Group Companies have not otherwise experienced any material employment-related Liability with respect to or arising out of COVID-19 or any Law, Order, directive, guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19.

(g) Each Group Company has promptly, thoroughly and impartially investigated all sexual harassment allegations of which any of them is aware and has taken prompt corrective action, where applicable. No Group Company reasonably expects any material Liabilities with respect to any such allegations or is aware of any allegations relating to officers or directors of any Group Company, that, if known to the public, would bring any Group Company into material disrepute.

(h) Except as set forth in Section 3.14(h) of the Company Disclosure Schedules: (i) with respect to the Company Employees, the Group Companies are in material compliance with all applicable United States Laws and regulations respecting labor, employment, human rights, pay equity, fair employment practices, work place safety and health, workers’ compensation, unemployment insurance, terms and conditions of employment, immigration and work authorization, and wages and hours; (ii) no Group Company is delinquent in any payments to any Company Employee or Company Contractor for any wages, salaries, commissions, bonuses, fees or other compensation due with respect to any services performed for it as of the date hereof or amounts required to be reimbursed to such Company Employees or Company Contractors; (iii) there are no, and since January 1, 2020 there have been no, formal grievances, complaints or charges with respect to employment or labor matters pending or threatened against any Group Company in any judicial, regulatory or administrative forum, or under any private dispute resolution procedure; (iv) none of the employment policies or practices of any Group Company is currently being audited or investigated, or to Company’s knowledge, subject to imminent audit or investigation by any Governmental Entity within the United States; (v) no Group Company is, and since January 1, 2020 has not been, subject to any order, decree, injunction or judgment by any Governmental Entity or private settlement Contract in respect of any labor or employment matters; and (vi) no Company Employee is subject to any contract, expressed or implied, written or oral, with the Company that modifies the at-will nature of such Company Employee’s employment or otherwise imposes any limitation on the applicable employer’s right to terminate such Company Employee’s employment without any further contractual obligations to such Company Employee.

(i) To the extent that any Company Contractors are used or engaged by a Group Company, the applicable Group Company has properly classified and treated them in accordance with applicable Laws. All Company Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour Laws are properly classified.

(j) Except as set forth on Section 3.14(j) of the Company Disclosure Schedules, to the Company’s knowledge, none of the executive officers of the Group Companies has indicated to their respective employer that they intend to resign or retire as a result of the transaction contemplated by this Agreement. No representative of any Group Company has made any representation, promise or guarantee, express or implied, to any Company Employee or Company Contractor regarding: (i) whether the applicable Group Company intends to retain such individual after the Closing; or (ii) terms and conditions on which the Group Companies may retain or offer to retain such individual after the Closing.

(k) Except as set forth on Section 3.14(k) of the Company Disclosure Schedules, to the Company’s knowledge, no Company Employee: (i) is party to any agreement with any prior employer that limits or purports to limit the ability of the Company Employee to compete in any line of business or with any Person or in any geographic area or during any period of time; or (ii) has any other obligations to a prior employer that is violated by the performance of the Company Employee’s duties on behalf of the Company or its Subsidiaries.

Section 3.15 Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Spree. Except as set forth in Section 3.15 of the Company Disclosure Schedules, as of the date of this Agreement, and other than the issuance by insurers of routine reservations of rights, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed by the underwriters thereof, except as would not have a Company Material Adverse Effect, individually or in the aggregate.

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Section 3.16 Tax Matters.

(a) Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, and all such Tax Returns are true and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws and Orders. Each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) No deficiencies for Taxes against any of the Group Companies have been claimed, proposed or assessed in writing by any Tax Authority that remain unpaid except for deficiencies which are being contested in good faith and with respect to which adequate reserves have been established. No Group Company is currently the subject of a Tax audit or examination or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) No Group Company is a party to any agreement (or has otherwise consented) to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(i) No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Each Group Company is tax resident only in its jurisdiction of formation.

(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business that would cause it to be subject to tax in a country other than the country in which it is organized.

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(n) No Group Company (nor any direct or indirect equity owner thereof) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in or use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) closing (or similar) agreement executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. No Group Company has made an election under Section 965(h) of the Code to defer the payment of any liability for Taxes.

(o) No Group Company owns any interest (directly or indirectly) in any controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1297 of the Code).

(p) No Group Company has made any election or otherwise taken any action to cause the Partnership Tax Audit Rules to apply to such Group Company at any earlier date than is required by applicable Law.

(q) Each Group Company is, and since its formation has been, properly classified as a partnership (and not as a publicly traded partnership within the meaning of Section 7704(b) of the Code) or a disregarded entity for U.S. federal and applicable state and local income Tax purposes.

(r) (i) No Group Company has deferred any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that may be deferred pursuant to Section 2302 of the CARES Act, (ii) no Group Company has deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) pursuant to or in connection with the Payroll Tax Executive Order and (iii) no Group Company nor any Affiliate that would be aggregated with such Group Company and treated as one employer for purposes of Section 2301 of the CARES Act, has sought or obtained, or intends to seek or obtain a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act. To the extent applicable, each Group Company has properly complied in all material respects with all Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act or any similar provision of state or local Law

(s) As of the date of this Agreement, no Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Spree Cash Contribution from qualifying for the Intended Tax Treatment. To the knowledge of the Group Companies, no facts or circumstances exist as of the date of this Agreement that could reasonably be expected to prevent the Spree Cash Contribution from qualifying for the Intended Tax Treatment.

Section 3.17 Brokers. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Group Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. Section 3.18(a) of the Company Disclosure Schedules sets forth the address of each Owned Real Property. With respect to each Owned Real Property: (i) the relevant Group Company has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens, except that any mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens will be satisfied, bonded over, or discharged at or prior to Closing, (ii) except as set forth on Section 3.18(a) of the Company Disclosure Schedules, no Group Company has leased, licensed or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (iii) other than the right of Spree pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; (iv) there are no pending proceedings for refunds or adjustments of real estate taxes and assessments levied, assessed or pending against the Owned Real Property or to reduce the assessed valuation of the Property; and (v) no Group Company has submitted an application for a variance, special permit, or rezoning of the Owned Real Property or any portion thereof that is currently pending,

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and no Group Company has received any written notice that any of the foregoing proceedings are pending with respect to the Owned Real Property. No Group Company is a party to any agreement or option to purchase any real property or interest therein.

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all Real Property Leases of real property leased, subleased, licensed or similarly used or occupied by any of the Group Companies (the “Leased Real Property”) pursuant to which any Group Company is a tenant as of the date of this Agreement. True and complete copies of all such Real Property Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) have been made available to Spree. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any counterparty under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time and/or notice or both) would constitute a monetary default or material breach or default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by any counterparty to any Real Property Lease. The Group Companies’ possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been materially disturbed, and to the Company’s knowledge, there are no material disputes with respect to any Real Property Lease. Except as set forth on Section 3.18(b) of the Company Disclosure Schedules, none of the Group Companies have (i) subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof or (ii) collaterally assigned or granted any other security interest in any Real Property Lease or any interest therein. There are no material lease brokerage agreements, leasing commission agreements or other agreements providing for payments of any amounts for leasing activities with respect to any Leased Real Property or any portion or portions thereof that will not be terminated prior to Closing. The Leased Real Property, together with the Owned Real Property, comprises all of the real property used by the Group Companies in in the Group Companies’ businesses.

(c) Real Property Used in the Business. The Owned Real Property and the Leased Real Property (collectively, the “Real Property”) comprises all of the real property used by the Group Companies in in the Group Companies’ businesses, and neither the Company nor any Group Company has received written notice from any Governmental Entity of any material violation of any law, statute, regulation, rule, ordinance, code or regulation applicable to the Real Property that has not been cured.

(d) Improvements. All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property are sufficient for the operation of the Group Companies’ business and there are no on-going material capital improvements or other alterations at the Real Property (or agreements or contracts to effectuate such material capital improvements or alterations) being performed by any Group Company.

(e) Assets. Each Group Company has good and marketable title to, or, in the case of leased or subleased assets, an enforceable leasehold interest in, or, in the case of licensed assets, a valid license in, all of its material tangible assets and personal property, free and clear of all Liens other than Permitted Liens, except that any mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens will be satisfied, bonded over, or discharged at or prior to the Closing (collectively, the “Assets”), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any Person who, at any time since January 1, 2020, was an employee, officer, director or equity holder of any Group Company or any Immediate Family Member of any such individuals or any Affiliate of any Persons previously identified in this clause (b), on the other hand (each Person identified in this clause (b), a “Company Affiliated Party”), other than (i) Contracts with respect to a Company Affiliated Party’s status as an employee or officer (including Company Employee Benefit Plans and other ordinary course compensation) entered into in the ordinary course of business, (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) (including as set forth in

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Section 5.1(b)(i)-(vi) of the Company Disclosure Schedules) or entered into in accordance with Section 5.1(b), or (iii) customary director and officer indemnification agreements that have been made available to Spree. No Company Affiliated Party (A) owns any material interest in any material asset or property used in any Group Company’s business, or (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material supplier, vendor, partner, customer, lessor or other material business relation of any Group Company. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 3.19) are referred to herein as “Company Affiliated Party Transactions.”

Section 3.20 Data Privacy and Security.

(a) There is (and since January 1, 2020 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company initiated by any Person (including, but limited to (i) the United States Federal Trade Commission, any state attorney general or similar state official, (ii) any other Governmental Entity, foreign or domestic or (iii) any regulatory or self-regulatory entity) alleging that any Processing of Personal Data by or on behalf of a Group Company is or was in violation of any Data Security Requirements. The Group Companies are and have been in the past three years in material compliance with all Data Security Requirements.

(b) Since January 1, 2020, (i) to the Company’s knowledge, there has been no unauthorized access to, or unauthorized use, disclosure, or Processing of Personal Data in the possession or control of any Group Company and the Group Companies have not been notified by any of its contractors with regard to any unauthorized access to, or unauthorized use, disclosure, or Processing of Personal Data obtained from or on behalf of a Group Company, (ii) to the Company’s knowledge, there have been no Security Incidents or other unauthorized intrusions or breaches of security into any Company IT Systems, and (iii) none of the Group Companies has notified or been required to notify any Person of any (A) loss, theft or damage of, or (B) other unauthorized or unlawful access to, or use, disclosure or other Processing of, Personal Data, that would require notification to a Person or Governmental Entity pursuant to Data Security Requirements.

(c) The Company IT Systems are sufficient in all material respects for the operation of the business as currently conducted by the Group Company. Each Group Company owns or has a license or other right to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. To the Company’s knowledge, all Company IT Systems are (i) free from Malicious Code, and (ii) in sufficiently good working condition to effectively perform all information technology operations necessary for the operation of the Business as currently conducted (except for ordinary wear and tear). Since January 1, 2020, there have not been any material failures, breakdowns or continued substandard performance of any Company IT Systems that have caused a material failure or material disruption of the Company IT Systems other than routine failures or disruptions that have been remediated in the ordinary course of business.

(d) The Group Companies either transmit Personal Data across jurisdictional borders in compliance with all Data Security Requirements or Process Personal Data exclusively in the same federal jurisdiction as the data subject to which such Personal Data relates resides.

(e) The Group Companies have obtained all Privacy Consents as required under applicable Laws for all Processing of Personal Data performed by or on behalf of the Group Company and the Group Company holds records evidencing such Privacy Consents. The Group Company has a valid and legal right (whether contractually, by Law, or otherwise) to Process all Personal Data for the purpose such Personal Data was collected, used, or disclosed in connection with the Group Company’s operation of its business. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, including any direct or indirect transfer of Personal Data resulting from such transactions, will violate any Data Security Requirements or Privacy Consents.

Section 3.21 Compliance with International Trade & Anti-Corruption Laws.

(a) None of the Group Companies, any of their respective officers, directors or employees or, to the Company’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since January 1, 2020, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a

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country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, since January 1, 2020, been the subject of or target of any Sanctions and Export Control Laws (the Crimea, Donetsk and Luhansk regions of Ukraine, Russia, Cuba, Iran, North Korea, Syria and Lebanon).

(b) None of the Group Companies, any of their respective officers, directors or employees or, to the Company’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Additional Spree SEC Reports or the Registration Statement/Proxy Statement, as the case may be, will, when the Additional Spree SEC Reports are filed, when the Registration Statement/Proxy Statement is declared effective, when the Registration Statement/Proxy Statement is mailed to the Pre-Closing Spree Shareholders, and at the time of the Spree Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 3.22, no representation or warranty is made by any of the Group Companies with respect to information or statements made or incorporated by reference in the Registration Statement/Proxy Statement that were not supplied by or on behalf of the Group Companies for use therein.

Section 3.23 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Pre-Closing Company Members, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, Spree and (ii) it has been furnished with or given access to such documents and information about Spree and its business and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of Spree or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of Spree or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.24 Specified Matters. Except as set forth on Section 3.24 of the Company Disclosure Schedules, there are no Losses incurred by, suffered by or owing by the Group Companies as of the date hereof caused by, arising out of, or resulting from the following matters, to the extent attributable to the ownership, use or operation of any of the Assets:

(a) except with respect to any Casualty Losses, any third party injury or death, or damage of third party properties occurring on or with respect to the ownership or operation of any Assets prior to the date hereof;

(b) any material civil fines or penalties or criminal sanctions imposed on a Group Company, to the extent resulting from any violation of applicable Law prior to the date hereof; and

(c) any transportation or disposal of a Hazardous Substance from any Asset to a site that is not an Asset prior to the Closing Date that would be in material violation of applicable Environmental Law or that would arise out of a material liability under applicable Environmental Law.

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Section 3.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO SPREE OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO SPREE OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE GROUP COMPANIES’ MANAGEMENT OR ON BEHALF OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY SPREE OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY GROUP COMPANY, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY SPREE OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO SPREE

Except (a) as set forth on the Spree Disclosure Schedules, (which will only qualify the representations and warranties set forth in this Article 4 in the manner set forth in Section 8.8), or (b) as set forth in any Spree SEC Reports publicly filed with the SEC prior to the date of this Agreement (excluding (x) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, (y) any information incorporated by reference into the Spree SEC Reports (other than from other Spree SEC Reports), or (z) any information or disclosure subject to a confidential treatment order or not otherwise publicly available); provided, however, that nothing set forth in or disclosed in the Spree SEC Reports will qualify, or been deemed to qualify, the representations and warranties set forth in Section 4.6, Section 4.9, Section 4.11 and Section 4.17, Spree hereby represents and warrants to the Company, as of the date of this Agreement and as of the Closing, as follows:

Section 4.1 Organization and Qualification. Spree is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Governing Documents of Spree are in full force and effect, and Spree is not in breach or violation of any provision set forth in its Governing Documents.

Section 4.2 Authority. Spree has all requisite exempted company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is (or, in the case of any Ancillary Document contemplated hereby to be entered into after the date of this Agreement, will be) a party and, subject to the receipt of the Spree Shareholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which Spree is or will be a party, the performance of Spree’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby (including the Spree Share Conversion, the Domestication and the Spree Contribution) have been duly and validly authorized and unanimously approved by the Spree Board (including that, as of the date hereof, the Spree Board has unanimously made, and has not revoked, the

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Spree Board Recommendation) and upon receipt of the Required Spree Shareholder Approval, no other corporate or equivalent action or proceeding on the part of any holder of shares in the capital Spree is necessary to authorize this Agreement or such Ancillary Documents, the performance of Spree’s obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby (including the Spree Share Conversion, the Domestication and the Spree Contribution). This Agreement and each Ancillary Document to which Spree is contemplated hereby to be a party as of the date hereof has been (and each Ancillary Document to which Spree is contemplated hereby to be a party following the execution of this Agreement, will be upon execution thereof), duly and validly executed and delivered by Spree and constitutes (or, with respect to each Ancillary Document contemplated to be executed after the execution of this Agreement, will constitute upon execution thereof), a valid, legal and binding agreement of Spree (assuming this Agreement has been and the Ancillary Documents to which Spree is or is contemplated to be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto), enforceable against Spree in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Required Spree Shareholder Approval is the only vote or consent of the holders of any class or series of shares in the capital of Spree required to approve and adopt this Agreement, the Ancillary Documents to which Spree is or is contemplated to be a party, the performance of Spree’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby (including the Spree Share Conversion, the Domestication and the Spree Contribution).

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of Spree with respect to Spree’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of NYSE to permit the Post-Closing Spree Class A Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on NYSE, (iv) such filings required in connection with the Domestication, or (v) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Spree Material Adverse Effect. Spree is its own ultimate parent entity (as such term is defined in the HSR Act).

(b) None of the execution or delivery by Spree of this Agreement or any Ancillary Document to which it is or will be a party, the performance by Spree of its obligations hereunder or thereunder or the consummation by Spree of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Governing Documents of Spree, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which Spree is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which Spree or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of Spree, except in the case of any of clauses (ii) through (iv) above, as would not have a Spree Material Adverse Effect.

Section 4.4 Brokers. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the Spree Disclosure Schedules (which fees shall be the sole responsibility of the Spree), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Spree or any of its Affiliates for which Spree has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of Spree expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing Spree Shareholders or at the time of the Spree Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement

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of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by Spree with respect to information or statements made or incorporated by reference in the Registration Statement/Proxy Statement that were not supplied by or on behalf of Spree for use therein.

Section 4.6 Capitalization of Spree.

(a) Section 4.6(a) of the Spree Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Pre-Closing Spree Shares and the Pre-Closing Spree Warrants prior to the consummation of the Domestication. All outstanding Pre-Closing Spree Shares (except to the extent such concepts are not applicable under the applicable Law of Spree’s jurisdiction of incorporation or other applicable Law) prior to the consummation of the Domestication have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Interests (i) were not issued in violation of the Governing Documents of Spree or in violation of any other Contracts to which Spree is a party or otherwise bound, in each case, in any material respect, (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of Spree) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person and (iii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, in each case under clause (ii) and (iii), in all material respects. Except for the Pre-Closing Spree Shares and the Pre-Closing Spree Warrants set forth on Section 4.6(a) of the Spree Disclosure Schedules (taking into account, for the avoidance of doubt, any changes or adjustments to the Pre-Closing Spree Shares and the Pre-Closing Spree Warrants as a result of, or to give effect to, the Domestication), immediately prior to Closing and before giving effect to the PIPE Financing and the Spree Shareholder Redemption, there shall be no other Equity Securities of Spree issued and outstanding.

(b) Subject to approval of the Transaction Proposals and upon issuance in accordance with the terms of this Agreement, immediately after the Closing, (i) the authorized number of shares of capital stock of Spree will be sufficient to permit the issuance of all Post-Closing Spree Shares to be issued or reserved in connection with the transactions contemplated by this Agreement and the other Ancillary Documents, and (ii) all of the issued and outstanding Post-Closing Spree Shares (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will have been issued in compliance with applicable Law, including Securities Laws, in each case under clause (B), in all material respects and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which Spree is a party or bound, in each case under clause (C), in any material respect.

(c) Except (i) as set forth on Section 4.6(a) of the Spree Disclosure Schedules, (ii) for the issuance of the Post-Closing Spree Shares as expressly contemplated by this Agreement or the PIPE Subscription Agreements or the entry into the applicable Ancillary Documents, (iii) as permitted to be issued, granted or entered into, as applicable, pursuant to Section 5.10(h) (including as set forth in Section 5.10(h) of the Spree Disclosure Schedules) in accordance with Section 5.10(h) or the 10,472,858 warrants to purchase Post-Closing Spree Class A Shares that are currently outstanding and the Sponsor WCL Warrants, Spree has no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restrictive stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts or commitment that could require Spree to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Spree. There are no outstanding bonds, debentures, notes or other indebtedness of Spree having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Pre-Closing Spree Shareholders may vote. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of Spree’s Equity Securities between Spree and any other Person. Spree is not a party to any shareholders’ agreement, or registration rights agreement relating to Pre-Closing Spree Shares or any other Equity Securities of Spree. There are no securities issued by or to which Spree is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, in each case, that have not been or will not be waived on or prior to the Closing Date.

(d) Spree does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and Spree is not a partner or member of any partnership, limited liability company or joint venture.

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Section 4.7 SEC Filings. Since December 15, 2021 and until immediately prior to the date of this Agreement, Spree has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it with the SEC pursuant to Federal Securities Laws (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Spree SEC Reports”), and, as of the Closing, will have timely filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional Spree SEC Reports”). Each of the Spree SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional Spree SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Spree SEC Reports or the Additional Spree SEC Reports. As of their respective dates of filing or the most recent amendment, the Spree SEC Reports did not, and the Additional Spree SEC Reports will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional Spree SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Spree SEC Reports. To the knowledge of Spree, none of the Spree SEC Reports are subject to ongoing SEC review or investigation as of the date hereof.

Section 4.8 Absence of Changes. Since December 20, 2021, no Spree Material Adverse Effect has occurred.

Section 4.9 Contracts; No Defaults.

(a) Section 4.9(a) of the Spree Disclosure Schedules contains a listing of all Contracts including every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements) to which Spree is a party or by which any of its assets are bound as of the date hereof.

(b) Each Contract of a type required to be listed on Section 4.9(a) of the Spree Disclosure Schedules (each, a “Spree Material Contract”), (i) is valid and binding on Spree and, to Spree’s knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against Spree and, to Spree’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) Spree and, to Spree’s knowledge, the counterparties thereto are not in material breach of, or default under, any Spree Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Spree Material Contract by Spree or, to Spree’s knowledge, the counterparties thereto. Spree has made available to the Company true and complete copies of all Spree Material Contracts in effect as of the date hereof (it being understood and agreed, for the avoidance of doubt, that each Spree Material Contract set forth in any Spree SEC Report that is publicly available as of the date hereof shall be deemed to have been made available to the Company pursuant to this sentence).

Section 4.10 Investment Company Act. Spree is not an “investment company” within the meaning of the Investment Company Act.

Section 4.11 Trust Account; Financial Ability. As of September 30, 2022, Spree has an amount in cash in the Trust Account equal to at least $205,203,685 (including an aggregate of approximately $9,000,000 of deferred underwriting commissions and other fees being held in the Trust Account). The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated

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December 15, 2021 (the “Trust Agreement”), between Spree and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Spree SEC Reports to be inaccurate or, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing Spree Shareholders who shall have elected to redeem their Pre-Closing Spree Class A Shares pursuant to the Governing Documents of Spree or (iii) if Spree fails to complete a business combination within the allotted time period set forth in the Governing Documents of Spree and liquidates the Trust Account, subject to the terms of the Trust Agreement, Spree (in limited amounts to permit Spree to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Spree) and then the Pre-Closing Spree Shareholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Spree and the Trust Agreement. Spree has performed all material obligations required to be performed by it, and is not in material breach or default, or delinquent in performance in any material respect or any other respect (claimed or actual) in any material respect, under the Trust Agreement, and, to Spree’s knowledge, no event has occurred which (with due notice or lapse of time or both) would constitute a material default under the Trust Agreement. There are no Proceedings pending, or to Spree’s knowledge, threatened with respect to the Trust Account. Since December 15, 2021, Spree has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby (including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing Spree Shareholders who have elected to redeem their Pre-Closing Spree Class A Shares pursuant to the Governing Documents of Spree, each in accordance with the terms of and as set forth in the Trust Agreement), Spree shall have no further obligation under either the Trust Agreement or the Governing Documents of Spree to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Spree has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds then available in the Trust Account will not be available to Spree on the Closing Date. There are no Proceedings pending, or to Spree’s knowledge, threatened with respect to the Trust Account.

Section 4.12 Transactions with Affiliates. Section 4.12 of the Spree Disclosure Schedules sets forth all Contracts between (a) Spree, on the one hand, and (b) any employee, officer, director, equity holder or Affiliate (including, solely for purposes of this Section 4.12, the Spree Sponsor) of Spree or any spouse, child or member of the same household of any officer, director or employee of Spree, the Spree Sponsor, or any of their respective Affiliates, on the other hand (each Person identified in this clause (b), a “Spree Affiliated Party”), other than (i) Contracts with respect to a Spree Affiliated Party’s employment with, or the provision of services to, Spree entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 (including as set forth in Section 5.10(a)-(r) of the Spree Disclosure Schedules) or entered into in accordance with Section 5.10, (iii) Contracts with respect to a Person’s status as a Pre-Closing Spree Shareholder and (iv) customary director and officer indemnification agreements that have been made available to the Company or are in the form that is publicly filed with the SEC. No Spree Affiliated Party (A) owns any material interest in any material asset or property used in the business of Spree, or (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material supplier, vendor, partner, customer, lessor or other material business relation of Spree. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.12 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 4.12) are referred to herein as “Spree Affiliated Party Transactions”.

Section 4.13 Litigation. There is (and since Spree’s incorporation, there has been) no Proceeding pending or, to Spree’s knowledge, threatened against or involving Spree, or, to Spree’s knowledge, pending or threatened against or involving Spree’s managers, officers, directors or employees (in their capacity as such), that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to Spree. Neither Spree nor any of its properties or assets is subject to any material Order. Since Spree’s incorporation through the date hereof, there have been no material Proceedings by Spree pending against any other Person.

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Section 4.14 Compliance with Applicable Law. Spree (a) is (and since its incorporation, has been) in compliance with all applicable Laws, and (b) as of the date of this Agreement, has not received any written communications or, to Spree’s knowledge, any other communications from a Governmental Entity that alleges that Spree is not in compliance with any Law or Order, except in each case of except in the case of clauses (a) and (b) as is not and would not reasonably be expected, individually or in the aggregate, material to Spree.

Section 4.15 Spree Activities. Since its incorporation, Spree has not conducted any business activities other than activities (a) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (b) directed toward the accomplishment of a business or similar combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Documents or the consummation of the transactions contemplated hereby or thereby or (c) those that are administrative, ministerial or otherwise immaterial in nature. Except for this Agreement or the Ancillary Documents, there is no Contract binding upon Spree or to which Spree is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

Section 4.16 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of Spree’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since December 15, 2021, (i) Spree has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of Spree’s financial reporting and the preparation of Spree’s financial statements for external purposes in accordance with GAAP and (ii) Spree has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) reasonably designed to ensure that material information relating to Spree is made known to Spree’s principal executive officer and principal financial officer by others within Spree.

(b) Spree has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by Spree to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Spree.

(c) Since December 15, 2021, Spree has complied in all material respects with all applicable listing and corporate governance rules and regulations of NYSE. The Pre-Closing Spree Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE. As of the date of this Agreement, there is no Proceeding pending or, to Spree’s knowledge, threatened against Spree by NYSE or the SEC with respect to any intention by such entity to deregister Pre-Closing Spree Class A Shares or the Post-Closing Spree Class A Shares or prohibit or terminate the listing of Pre-Closing Spree Class A Shares or the Post-Closing Spree Class A Shares on NYSE. Spree has not taken any action that is designed to terminate the registration of Pre-Closing Spree Class A Shares or the Post-Closing Spree Class A Shares under the Exchange Act.

(d) The Spree SEC Reports contain true and complete copies of the applicable Spree Financial Statements. Except as disclosed in the Spree SEC Reports, the Spree Financial Statements (i) fairly present in all material respects the financial position of Spree as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except as may be specifically indicated in the notes thereto) and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited Spree Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) Spree has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial

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statements in accordance with GAAP and to maintain accountability for Spree’s assets. Spree maintains and, for all periods covered by the Spree Financial Statements, has maintained books and records of Spree in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Spree in all material respects.

(f) Except as disclosed on Section 4.16(f) of the Spree Disclosure Schedules, since its incorporation, Spree has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Spree, (ii) a “material weakness” in the internal controls over financial reporting of Spree or (iii) fraud, whether or not material, that involves management or other employees of Spree who have a significant role in the internal controls over financial reporting of Spree.

Section 4.17 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.17 of the Spree Disclosure Schedules, (b) Spree Expenses incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.17 of the Spree Disclosure Schedules), (c) incurred in connection with or incident or related to Spree’s incorporation or continuing corporate (or similar) existence of Spree, in each case, which are immaterial in nature, (d) that are immaterial and incurred in connection with activities that are administrative or ministerial in nature, (e) set forth on (or in the notes to) the balance sheet of Spree contained in the Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2022, (the “Latest Spree Balance Sheet”), (f) that have arisen since the date of the Latest Spree Balance Sheet in the ordinary course of business (excluding any Liabilities directly or indirectly related to a breach of Contract, breach of warranty, tort, Proceeding or violation of, or non-compliance with Law), (g) that are first incurred after the date hereof, expressly permitted pursuant to the terms Section 5.10 (including as set forth in Section 5.10(a)-(r) of the Spree Disclosure Schedules), or incurred in accordance with Section 5.10 or (h) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to Spree, Spree does not have any Liabilities.

Section 4.18 Employees. Other than any officers as described in the Spree SEC Reports, Spree has never employed any employees or retained any contractors. Spree has never maintained, sponsored, contributed to or had any direct liability under, and does not currently maintain, sponsor, contribute to or have any direct liability under, any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock or share option, stock or share purchase, restricted stock or share, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control compensation, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements.

Section 4.19 Employee Plans.

(a) Spree does not have any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Spree does not have any material Liabilities to provide any retiree or post-termination or post-ownership health or life insurance or other welfare-type benefits to any Person other than group health plan continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full premium cost of coverage and other than any benefits provided under the Spree Employee Benefit Plans that are long-term or short-term disability benefit plans in accordance with the terms of such plans. Spree does not have any material Liabilities by reason of at any relevant time being considered a single employer under Section 414 of the Code with any other Person.

(b) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of Spree under any Spree Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, result in any payments or benefits under any agreement with Spree that could constitute the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or result in the imposition of an excise Tax under Section 4999 of the Code.

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Section 4.20 Tax Matters.

(a) Spree has prepared and timely filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Spree has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Spree has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

(c) No deficiencies for Taxes against Spree have been claimed, proposed or assessed in writing by any Tax Authority that remain unpaid except for deficiencies which are being contested in good faith and with respect to which adequate reserves have been established. Spree is not currently the subject of a Tax audit or examination and has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) Spree is not a party to any agreement (and has not otherwise consented) to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Spree which agreement or ruling would be effective after the Closing Date.

(f) Spree is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of Spree other than Permitted Liens.

(h) During the two (2) year period ending on the date of this Agreement, Spree was not a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(i) Spree (i) has not been a member of an affiliated group filing a consolidated federal income Tax return (other than a group the common parent of which was Spree) and (ii) has no material Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where Spree does not file Tax Returns that Spree is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k) Spree is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes), and except as a result of transactions contemplated under this Agreement, Spree is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Spree is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(m) Spree has no permanent establishment (within the meaning of an applicable Tax treaty) and does not otherwise have an office or fixed place of business that would cause it to be subject to tax in a country other than the country in which it is organized or incorporated.

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(n) Spree (nor any direct or indirect equity owner thereof) will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (a) change in or use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (b) closing (or similar) agreement executed on or prior to the Closing Date, (c) installment sale or open transaction disposition made on or prior to the Closing Date, or (d) prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(o) Spree has not deferred any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that may be deferred pursuant to Section 2302 of the CARES Act; no Group Company has deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) pursuant to or in connection with the Payroll Tax Executive Order; and Spree has not sought or obtained, and does not intend to seek or obtain a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act. To the extent applicable, Spree has properly complied in all material respects with all Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act or any similar provision of state or local Law.

(p) As of the date of this Agreement, Spree has not taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Spree Share Conversion, the Domestication or the Spree Cash Contribution from qualifying for the Intended Tax Treatment. To the knowledge of Spree, no facts or circumstances exist as of the date of this Agreement that could reasonably be expected to prevent the Spree Share Conversion, the Domestication or the Spree Cash Contribution from qualifying for the Intended Tax Treatment.

Section 4.21 Intentionally Omitted.

Section 4.22 Compliance with International Trade & Anti-Corruption Laws.

(a) Since Spree’s incorporation, neither Spree nor, Spree’s respective officers, directors or employees or, to Spree’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been: (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)-(iii) or any country or territory which is or has, since Spree’s incorporation, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea, Donetsk and Luhansk regions of Ukraine, Russia, Cuba, Iran, North Korea and Syria).

(b) Since Spree’s incorporation, none of Spree, any of its officers or directors or, to Spree’s knowledge, any of its other Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 4.23 Change of Control Payments. Section 4.23 of the Spree Disclosure Schedules set forth a list of all Spree Change of Control Payments as of the date of this Agreement.

Section 4.24 Intentionally Omitted.

Section 4.25 Investigation; No Other Representations.

(a) Spree, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

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(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, Spree has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company or any other Person, either express or implied, and Spree, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.26 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NEITHER SPREE NOR ANY OTHER PERSON MAKES, AND SPREE EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF SPREE THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF SPREE BY OR ON BEHALF OF THE MANAGEMENT OF SPREE OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF SPREE, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF SPREE, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5
COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by Spree (such consent not to be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course of business in all material respects and (ii) use commercially reasonable efforts to (A) maintain and preserve intact in all material respects the business organization, assets and properties and material business relations of the Group Companies, (B) retain the current key officers of the Group Companies and (C) preserve the relationships with the key customers and the key suppliers of the Group Companies. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement, the Company shall regularly confer with Spree to discuss any material changes or developments in the operational matters of the Group Companies and the general status of the ongoing operations of the Group Companies.

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(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by Spree (such consent not to be unreasonably withheld, conditioned or delayed, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii)(A), Section 5.1(b)(xviii), or Section 5.1(b)(xxx)), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company; provided, however, that the Company shall be permitted to make Tax distributions to its Pre-Closing Company Members in a manner consistent with past practice; provided, further, that in the event the foregoing conduct in this Section 5.1.(b)(i) is consented to by Spree, Section 2.5(e) shall apply;

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof, other than all such transactions (in the aggregate) where the cash purchase price paid by any Group Company does not exceed $25,000,000 in the aggregate;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents;

(iv) (A) sell, transfer, assign, abandon, lease, sublease, license, sublicense, let lapse, let expire (except the expiration of Intellectual Property Rights in accordance with its maximum statutory term or licenses and sub-licenses of Intellectual Property in the ordinary course of business), or otherwise dispose of any material assets or properties of the Group Companies, other than in the ordinary course of business, (B) disclose any trade secrets (other than pursuant to a written confidentiality and non-disclosure agreement entered into in the ordinary course of business), or (C) subject any material assets or properties of the Group Companies to any Lien (other than any Permitted Liens or in connection with the incurrence of Indebtedness permitted by this Section 5.1(b));

(v) transfer, issue, sell, grant or otherwise dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company other than, in each case, Equity Securities, options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units, warrants, rights of conversion or other rights, agreements, arrangements or commitments granted to any director, manager, officer, employee, individual independent contractor or other service provider or any Group Company in the form of compensation or pursuant to any compensation agreement or arrangement;

(vi) split, combine or reclassify any of its capital stock or other Equity Securities of any Group Company or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(vii) incur, create or assume any Indebtedness or guarantee any Liability of any Person other than any Group Company, other than (A) ordinary course trade payables, or (B) Indebtedness permitted by Section 2.5(e);

(viii) (1) pay, discharge or satisfy, any claim or Indebtedness, other than payment, discharge or satisfaction in the ordinary course of business consistent with past practices of Indebtedness reflected or reserved against in the Financial Statements, (2) defer payment of any accounts payable other than in the ordinary course of business consistent with past practices, or (3) give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practices, in order to accelerate or induce the collection of any receivable;

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(ix) except as set forth on Section 5.1(b)(ix) of the Company Disclosure Schedules, (A) amend or modify, in either case, in a manner materially adverse to a Group Company, or terminate any Material Contract of the type described in Section 3.7(a)(iv), Section 3.7(a)(ix) or Section 3.7(a)(x) (such types of Material Contracts, collectively, the “Designated Material Contracts”) or Real Property Lease (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any Designated Material Contract or Real Property Lease pursuant to its terms or entering into additional work or purchase orders pursuant to, and in accordance with the terms of, any Designated Material Contract or Real Property Lease), (B) waive any material benefit or right under any Designated Material Contract or Real Property Lease or (C) enter into any Contract that would, if in effect as of the date hereof, have constituted a Designated Material Contract or Real Property Lease or take any of the actions described in clause (A) or (B) with respect to any Contract entered into after the date hereof that would, if in effect as of the date hereof, have constituted a Designated Material Contract or Real Property Lease;

(x) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xi) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with such Group Company’s outside auditors;

(xii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly-owned Subsidiaries and (B) the reimbursement of expenses of employees or advancements of expenses, in each case, in the ordinary course of business consistent with past practices;

(xiii) except as required by Law or required under the terms of any Company Employee Benefit Plan, (A) amend or modify or adopt or enter into any Company Employee Benefit Plan of any Group Company or any benefit or compensation plan, policy, program or Contract that would be a Company Employee Benefit Plan if in effect as of the date of this Agreement other than ordinary course of business annual health and welfare plan renewals, (B) increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company other than (1) ordinary course of business increases in compensation or benefits in connection with annual merit increases of the Group Companies or as required by market conditions and (2) increases in compensation or benefits in connection with the promotion of any such employee, (C) take any action to accelerate any payment or benefit (whether individually or in the aggregate), right to payment or benefit, or the funding of any payment or benefit (whether individually or in the aggregate), payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) waive or release any noncompetition, nonsolicitation, no-hire, nondisclosure, nondisparagement or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company or (E) hire or otherwise enter into any employment or service agreement or arrangement with any director, manager, officer, employee, individual independent contractor or other service provider of any Group Company whose total annual compensation opportunity exceeds $400,000;

(xiv) pay or agree to pay any special bonus or special remuneration to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date hereof (including acceleration of vesting or payment), in connection with the transactions contemplated herein;

(xv) implement or announce any employee layoffs, plant closings, reductions-in-force or other actions that could implicate WARN;

(xvi) enter into or negotiate any CBA, or recognize or certify any labor union, works council, other labor organization or group of employees as the representative for any employees of any Group Company;

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(xvii) make, change or revoke any material election concerning Taxes other than in the ordinary course of business, enter into any material Tax closing agreement, enter into any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes), settle or compromise any material Tax claim or assessment, file any material amended Tax Return, adopt or change any method of Tax accounting, change any Tax accounting period, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(xviii) enter into any settlement, conciliation or similar Contract, the performance of which would involve the payment by the Group Companies in excess of $500,000 individually or $1,250,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or Spree or any of its Affiliates after the Closing);

(xix) waive, release, assign, settle or compromise any material claim, action or Proceeding (including any suit, action, claim, Proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, any Group Company or its Affiliates) not in excess of $500,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions, Liabilities or obligations, unless such amount has been reserved in the Financial Statements;

(xx) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement) involving any Group Company;

(xxi) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xxii) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Document;

(xxiii) except as set forth on Section 5.1(b)(xxiii) of the Company Disclosure Schedules, make any material Company Change of Control Payment or make any material payment with respect to a Company Affiliated Party Transaction;

(xxiv) fail to maintain the Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear, casualty and condemnation excepted; or

(xxv) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1;

(xxvi) enter into any Contract, understanding or arrangement with respect to the voting of Equity Securities, or registration rights in respect of Equity Securities, of any Group Company;

(xxvii) establish any Subsidiary except in connection with acquisitions permitted by this Agreement or enter into any new line of business;

(xxviii) close or materially reduce its activities;

(xxix) make any capital expenditures that in the aggregate exceed $500,000, other than any capital expenditure (or series of related capital expenditures) consistent with the Company’s annual capital expenditures budget for periods following the date hereof, made available to Spree prior to the date hereof; or

(xxx) enter into any Contract to do, or authorize or agree to do, any of the foregoing actions.

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(c) Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give Spree, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (ii) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission is reasonably determined by the Company, based on the advice of outside legal counsel, to be necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, COVID-19 shall in no event be deemed to constitute a breach of Section 5.1 and (iii) any action taken, or omitted to be taken, by any Group Company to the extent that the Company Managing Member reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of Section 5.1 and (iv) any action taken, or omitted to be taken, by any Group Company to the extent that the Company Managing Member reasonably determines that such act or omission is necessary to avoid and mitigate emergency conditions, so long as such actions or omissions are consistent with industry practice; provided, however, (A) in the case of each of clause (ii), (iii) and (iv), the Company shall give Spree prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (ii), (iii) or (iv) and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (A), the Company shall instead give such written notice to Spree promptly after such act or omission and (B) in no event shall clause (ii), (iii) or (iv) be applicable to any act or omission of the type described in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(v), Section 5.1(b)(ix), Section 5.1(b)(xviii), Section 5.1(b)(xxi), Section 5.1(b)(xxii), or Section 5.1(b)(xxv) (to the extent related to any of the foregoing).

Section 5.2 Efforts to Consummate; Transaction Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including by using its respective reasonable best efforts with respect to the satisfaction, but not waiver, of the closing conditions set forth in Article 6) and, in the case of any Ancillary Document to which such Party is contemplated hereby to be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement. Without limiting the generality of the foregoing, each of the Parties shall use its respective reasonable best efforts to, and each of the Parties shall cause its respective Affiliates to, obtain, file with or deliver to, as applicable, any and all Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Documents. The Company shall pay one-hundred percent (100%) of the HSR Act filing fees and one-hundred percent (100%) of any filing fees or other costs payable to a Governmental Entity in connection the preparation, filing or mailing of the Registration Statement/Proxy Statement (including any related registration statement related to the Domestication). Spree shall pay all other fees, costs and expenses, including legal fees, accounting fees, and any printing, mailing or similar fees or costs, incurred by Spree in connection with the preparation, filing or mailing of the Registration Statement/Proxy Statement (including any related registration statement related to the Domestication). Subject to Section 8.6, and except with respect to the foregoing two sentences, each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents, including the out-of-pocket legal and related expenses in connection with the preparation and submission of the Notification and Report Form under the HSR Act. Each Party shall (A) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within five (5) Business Days) following the date of this Agreement, and (B) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. Spree shall promptly inform the Company of any substantive communication between Spree, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform Spree of any substantive communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Each Party shall promptly provide the other Party with copies of all substantive communications with a Governmental Entity, and if oral providing a summary of the conversation; provided, that materials may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements or applicable Laws and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

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(b) Without limiting the foregoing, (i) each Party shall reasonably coordinate and cooperate with the other Party in good faith in connection with any filing or submission under the HSR Act, and in connection with any investigation or other inquiry and (ii) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Spree and the Company. Nothing in this Section 5.2 or otherwise in this Agreement to the contrary requires any Party or any of its Affiliates to agree to (A) institute or defend litigation, whether an administrative or judicial proceeding decree, judgment, injunction or other order whether temporary, preliminary, or permanent, (B) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of Spree, any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (C) terminate, amend or assign existing relationships and contractual rights or obligations, (D) amend, assign or terminate existing licenses or other agreements, (E) enter into new licenses or other agreements, (F) agree to obtain prior approval or other approval from a Governmental Entity, or submit a notification or otherwise notify the Governmental Entity, prior to consummating any future transaction (other than the transactions contemplated by this Agreement), or (G) enter into any agreement that in any way limits the ownership or operation of any business of the Parties or their respective Affiliates. No Party shall agree to any of the measures set forth in the immediately preceding sentence with respect to such Party or with respect to any other Party or any of its Affiliates, except with Spree’s and the Company’s prior written consent.

(c) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Spree, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of Spree) or counsel for Spree (in the case of the Company), a reasonable opportunity to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed substantive communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of Spree, the Company, or, in the case of the Company, Spree in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of Spree, the Company, or, in the case of the Company, Spree, the opportunity to attend and participate in such meeting or discussion.

(d) The foregoing obligations in this Section 5.2 shall be subject to the Confidentiality Agreement. To the extent any of the documents or information provided pursuant to this Section 5.2 are commercially or competitively sensitive, Spree and the Company may satisfy its obligations by providing such documents or information to the other Party’s outside counsel, who may agree to redaction of such materials as necessary to comply with contractual arrangements, and as necessary to address attorney-client or other privilege or confidentiality concerns.

(e) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Spree, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters or transactions relating hereto or thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Spree or any of its Representatives (in their capacity as a Representative of Spree) or, in the case of the Company, any other Group Company or any of their respective Representatives (in their capacity as a Representative of a Group Company). Spree and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other; provided, however, that in no event shall (A) Spree or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), or (B) any Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of Spree (not to be unreasonably withheld, conditioned or delayed).

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Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained in this Agreement or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to Spree and its Representatives during normal business hours, reasonable access to the properties, directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required pursuant to this Section 5.3(b) to provide, or caused to be provided, to Spree or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use, and shall cause the other Group Companies to use, commercially reasonable efforts to (1) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (2) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company or any of its Affiliates or Representatives, on the one hand, and Spree or any of its Affiliates or Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, Spree shall provide, or cause to be provided, to the Company and its Representatives during normal business hours, reasonable access to the directors, officers and books and records of Spree (in a manner so as to not interfere with the normal business operations of Spree). Notwithstanding the foregoing, Spree shall not be required pursuant to this Section 5.3(c) to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which Spree is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of Spree with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to Spree under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), Spree shall use commercially reasonable efforts to (1) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (2) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if Spree, the Spree Sponsor or any of their respective Representatives, on the one hand, and any Group Company or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Spree shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Company and Spree; provided, however, that each Party, the Spree Sponsor and their respective Representatives may make any such announcement or other communication (i) if such press release, announcement or other communication is required by applicable

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Law, in which case (A) prior to the Closing, the disclosing Person shall, to the extent permitted by such applicable Law, use reasonable best efforts to consult with the Company, if the disclosing Person is Spree, the Spree Sponsor or any of their respective Representatives, or Spree, if the disclosing Person is the Company or any of its Representatives, and give the Company or Spree, as applicable, the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, or (B) after the Closing, the disclosing Person and/or its Representatives, as applicable, shall, to the extent permitted by such applicable Law, use reasonable best efforts to consult with Spree and give Spree the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, (ii) to the extent such press release, announcement or other communication contains only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Spree prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement (but in any event within four (4) Business Days after the date of this Agreement), Spree shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Spree shall consider such comments in good faith. The Company, on the one hand, and Spree, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Spree, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by Spree and the Company prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Spree shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which Closing Filing shall be mutually agreed upon by the Company and Spree prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Spree, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters.

(a) Tax Treatment.

(i) The Parties intend that (A) the Spree Share Conversion shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code and (B) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and Spree shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause each of the Spree Share Conversion and the Domestication to so qualify. The Parties intend that the Spree Cash Contribution constitute a transaction described in Section 721 of the Code, and Spree and the Group Companies shall, and shall cause their respective Affiliates, to use commercially reasonable efforts to cause the Spree Cash Contribution to so qualify.

(ii) The Parties shall file all Tax Returns consistent with and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the Intended Tax Treatment unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(iii) Spree hereby adopts this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Spree Share Conversion or the Domestication from qualifying for the Intended Tax Treatment.

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(b) Partnership Tax Audit Rules. Notwithstanding anything to the contrary in this Agreement, with respect to any Tax audit or similar proceeding of any Group Company for any taxable period (or portion thereof) ending on or prior to the Closing Date in which the Partnership Tax Audit Rules would apply to such Group Company (each, a “Relevant Tax Audit”), at the election of Spree (in its reasonable discretion), the “partnership representative” of such Group Company (for purposes of the Partnership Tax Audit Rules), the Group Companies, and all of their respective Affiliates shall take such actions as are necessary to make (or cause to be made) a “push out” election under Section 6226 of the Code with respect to any “imputed underpayment” (as defined in the Partnership Tax Audit Rules) arising in connection with any such Relevant Tax Audit (and to make any similar elections under any provisions of applicable state or local Law). Neither the “partnership representative” of such Group Company, any Group Company or any of their respective Affiliates shall make any election or otherwise take any action to cause the Partnership Tax Audit Rules to apply to the Group Companies at any earlier date than is required by applicable Law.

(c) Tax Election. The Company shall make or cause to remain in effect an election under Section 754 of the Code for the taxable period which includes the Closing Date.

(d) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the Pre-Closing Spree Shareholders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Spree’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(e) Spree Taxable Year. The Parties agree to treat the taxable year of Spree as ending on the date that the Domestication is consummated for U.S. federal income tax purposes.

Section 5.6 Company Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective officers and directors to not and shall use its reasonable best efforts to cause the other Representatives of the Group Companies to not, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) engage or participate in discussions or negotiations with any Person or group with respect to, a Company Acquisition Proposal or potential Company Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Company Acquisition Proposal, (v) enter into any Contract or other arrangement or understanding (whether or not binding) regarding a Company Acquisition Proposal; (vi) make any filings or submissions with the SEC in connection with a public offering of any Equity Securities, or other securities, of any Group Company; (vii) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party with the intention of facilitating an Acquisition Proposal, or (viii) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any Person in connection any Company Acquisition Proposal or a transaction of the type in clause (vi) (other than to inform such Person of the existence of the Company’s obligations under this Section 5.6). During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company will not confidentially submit to or file with the SEC any Registration Statement on Form S-1 or F-1.

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(b) The Company agrees to (i) notify Spree promptly (and in any event within 48 hours) orally and in writing upon receipt of any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Company Acquisition Proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be reasonably expected to result in a Company Acquisition Proposal, specifying the material terms and conditions thereof and the identity of the party making such Company Acquisition Proposal. The Company shall keep Spree promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Company Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

Section 5.7 Spree Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Spree shall not, shall cause its officers and directors to not, and the Spree Sponsor and its controlled Affiliates to not, and shall use its reasonable best efforts to cause its and their Affiliates and the other Representatives of Spree, the Spree Sponsor and their controlled Affiliates to not, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Spree Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an Spree Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding (whether or not binding) regarding a Spree Acquisition Proposal; (iv) make any filings or submissions with the SEC in connection with a public offering of any Equity Securities, or other securities, of Spree, other than any such filings or submissions in connection with the transactions contemplated by this Agreement or the Ancillary Documents; or (v) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any Person in connection any Spree Acquisition Proposal or a transaction of the type in clause (iv) (other than to inform such Person of the existence of Spree’s obligations under this Section 5.7).

(b) Spree agrees to (i) notify the Company promptly upon receipt of any Spree Acquisition Proposal by Spree, and to describe the material terms and conditions of any such Spree Acquisition Proposal in reasonable detail (including the identity of the Persons making such Spree Acquisition Proposal) and (ii) keep the Company reasonably informed on a current basis of any material modifications to such offer or information.

Section 5.8 Preparation of Registration Statement/Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, Spree and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of Spree or the Company, as applicable), and Spree shall file with the SEC, the Registration Statement/Proxy Statement (it being understood that the Registration Statement/Proxy Statement shall include a proxy statement / prospectus of Spree which will be included therein and which will be used for the Spree Shareholders Meeting to adopt and approve the Transaction Proposals, provide its applicable shareholders with the opportunity to elect to effect the Spree Shareholder Redemption, and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Spree’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE). Each of Spree and the Company shall use its reasonable best efforts to (a) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to, mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of Spree or the Company, as applicable) and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Spree, on the one hand, and the Company, on the other hand, shall use reasonable best efforts to promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this

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Section 5.8 or for inclusion in any other statement, filing, notice or application made by or on behalf of Spree to the SEC or NYSE in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including using reasonable best efforts to deliver customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (i) such Party shall promptly inform, in the case of Spree, the Company, or, in the case of the Company, Spree, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Spree, the Company, or, in the case of the Company, Spree (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement/Proxy Statement subject to applicable Law and the relevant Governing Documents; (iii) Spree shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing Spree Shareholders subject to applicable Law and the relevant Governing Documents. Spree shall promptly, as reasonably practicable, advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Post-Closing Spree Shares for offering or sale in any jurisdiction, and Spree and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to it or any of its Representatives and supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, at the time the Registration Statement/Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.9 Spree Shareholder Approval. As promptly as practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act: (a) Spree shall (i) duly call and give notice of an extraordinary general meeting of Spree in accordance with applicable Law and the Governing Documents of Spree (the “Spree Shareholders Meeting”), (ii) cause the Registration Statement/Proxy Statement (including the notice of the Spree Shareholders Meeting) to be mailed to the Pre-Closing Spree Shareholders and (iii) duly convene and hold the Spree Shareholder Meeting, in each case, in accordance with the Governing Documents of Spree and applicable Law, for the purposes of obtaining the Spree Shareholder Approval and (B) use reasonable best efforts to solicit proxies from the Pre-Closing Spree Shareholders to vote in favor of each of the Transaction Proposals and (C) in connection with the mailing of the Registration Statement/Proxy Statement and the Spree Shareholders Meeting, provide the applicable Pre-Closing Spree Shareholders with the opportunity to elect to effect an Spree Shareholder Redemption in accordance with the Governing Documents of Spree. Spree shall, through unanimous approval of the Spree Board, recommend to the Pre-Closing Spree Shareholders each of the following (the “Spree Board Recommendation”): (1) the adoption and approval of this Agreement and the transactions contemplated hereby (the “Business Combination Proposal”); (2) the adoption and the approval of the Domestication in accordance with applicable Law, including changing the name of Spree to “WHC Worldwide, Inc.” (the “Domestication Proposal”); (3) the adoption and approval of the Post-Closing Spree Certificate of Incorporation in accordance with application Law (the “Required Governing Document Proposal”); (4) the adoption and approval of certain differences between the Pre-Closing Spree Governing Documents and the proposed Post-Closing Spree Certificate of Incorporation and the proposed Post-Closing Spree Bylaws (collectively, the “Other Governing Document Proposals”); (5) the election of the Post-Closing Spree Directors (the “Director Election Proposal”); (6) the adoption and approval of the issuance of the outstanding Pre-Closing Spree Shares as required by Section 312.03 of the NYSE’s Listed Company Manual (the “NYSE Proposal”); (7) the adoption and approval of the Post-Closing Spree Incentive Equity Plan (the “Spree Incentive Equity Plan Proposal”); (8) the adoption and approval of the Post-Closing Spree Employee Stock Purchase Plan (the “Spree Employee Stock Purchase Plan Proposal”) (9) the adoption and approval of each other proposal that either the SEC or NYSE (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto; (10) the adoption and approval of each other proposal reasonably agreed to by Spree and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (11) the adoption and approval of a proposal for the adjournment of the Spree Shareholders Meeting, if deemed necessary or desirable by the Spree Board, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (1) through (11), collectively, the “Transaction Proposals”), and Spree shall include the Spree Board

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Recommendation in the Registration Statement/Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, Spree may only adjourn the Spree Shareholders Meeting (and Spree shall adjourn the Spree Shareholder Meeting if an adjournment is reasonably requested by the Company in writing) (A) to solicit additional proxies because there are not sufficient votes to constitute the Spree Shareholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Spree (or the Company) has reasonably determined in good faith, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Spree Shareholders prior to the Spree Shareholders Meeting or (D) if the Pre-Closing Spree Class A Shareholders have elected to redeem a number of Pre-Closing Spree Class A Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(i) not being satisfied (assuming for purposes of this clause (D) that the full PIPE Financing Amount will be funded pursuant to the terms of the PIPE Subscription Agreements); provided, however, that, without the consent of the Company, in no event shall Spree adjourn the Spree Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the date that is five (5) Business Days prior to the Termination Date. Spree covenants that none of the Spree Board, Spree or any committee of the Spree Board shall (1) change, withdraw, withhold, qualify, amend or modify, or publicly propose to change, withdraw, withhold, qualify, amend or modify, in a manner adverse to the Company, the Spree Board Recommendation or any other recommendation by the Spree Board or Spree of the proposals set forth in the Registration Statement/Proxy Statement, (2) adopt, approve, recommend or declare advisable to the Pre-Closing Spree Shareholders, or publicly propose to adopt, approve, recommend or declare advisable, any Spree Acquisition Proposal or (3) fail to include the Spree Board Recommendation in the Registration Statement/Proxy Statement.

Section 5.10 Conduct of Business of Spree. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Spree shall not, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the Domestication or as contemplated pursuant to the PIPE Subscription Agreements), as required by applicable Law, as set forth on Section 5.10 of the Spree Disclosure Schedules or as consented to in writing by the Company (such consent, other than in the case of Section 5.10(a), Section 5.10(b), Section 5.10(c), Section 5.10(d), Section 5.10(h) or Section 5.10(j), not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of Spree, as shall be permitted under and in accordance with applicable Law;

(b) create or form any Subsidiary;

(c) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or other equity interests or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person, or make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person;

(d) (i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, its Equity Securities, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding of its Equity Securities, or (ii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving Spree;

(e) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its share capital;

(f) incur, create or assume any Indebtedness, or guarantee any Liability of any Person, except that Spree may issue to the Spree Sponsor (or any of its Affiliates) promissory notes that evidence up to $1,500,000 of working capital loans from the Spree Sponsor (or any of its Affiliates) that may be converted into warrants (the “Working Capital Loans”) (and if not converted into warrants, shall be repaid in full upon the Closing to the payee thereof by wire transfer of immediately available funds to the account designated by the Spree Sponsor), and issue the underlying warrants, as described in the Prospectus (if issued, the “Sponsor WCL Warrants”);

(g) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Spree;

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(h) issue any Equity Securities or grant any additional options, warrants or stock or share appreciation rights with respect to its Equity Securities (other than the Working Capital Loans and the Sponsor WCL Warrants);

(i) (i) amend, modify or renew any Spree Affiliated Party Transaction, or make any material payment to any Spree Affiliated Party (other than compensation payments to employees in the ordinary course of business consistent with past practice or the Contracts set forth on Schedule 4.12 of the Spree Disclosure Schedules), or (ii) enter into any Contract that would constitute a Spree Affiliated Party Transaction (other than the Working Capital Loans and the Sponsor WCL Warrants);

(j) engage in any activities or business, or incur any Liabilities outside of the ordinary course of business, other than any activities, businesses or Liabilities (i) that are either expressly permitted under this Section 5.10 (including, for the avoidance of doubt, any activities, businesses or Liabilities expressly contemplated by, incurred in connection with the performance of any covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby), in accordance with this Section 5.10 or (ii) those that are administrative or ministerial in nature;

(k) enter into, or amend or modify any material term of (in a manner adverse to Spree), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Section 4.9(a) of the Spree Disclosure Schedules (or any Contract, that if existing on the date hereof, would have been required to be listed on Section 4.9(a) of the Spree Disclosure Schedules);

(l) adopt or amend any Spree Employee Benefit Plan, or enter into any employment contract or CBA or (ii) hire any person as an employee of Spree;

(m) make, change or revoke any material election concerning Taxes other than in the ordinary course of business, enter into any material Tax closing agreement, enter into any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes), settle or compromise any material Tax claim or assessment, file any material amended Tax Return, adopt or change any method of Tax accounting, change any Tax accounting period, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(n) change Spree’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(o) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(p) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(q) make any Spree Change of Control Payment that is not set forth on Section 4.23 of the Spree Disclosure Schedules; or

(r) enter into any Contract to take, announce or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, but without limiting the terms of this Section 5.10, nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Spree.

Section 5.11 NYSE Listing; Spree Public Filings.

(a) NYSE Listing. Spree shall use its reasonable best efforts to cause (i) Spree’s initial listing application with NYSE in connection with the transactions contemplated by this Agreement to be approved, (ii) the Post-Closing Spree Class A Shares issuable in accordance with this Agreement, including the Domestication, to be approved for listing on NYSE, subject to official notice of issuance thereof, and (c) to satisfy any of Spree’s applicable initial and continuing listing requirements of NYSE, in each case, as promptly as reasonably practicable after the date of this

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Agreement, and in any event prior to the Closing. The Company shall use reasonable best efforts to, and shall use reasonable best efforts to cause its Representatives to, cooperate with Spree and its Representatives in connection with the foregoing provisions of this Section 5.11(a), as reasonably requested by Spree.

(b) Spree Public Filings. From the date hereof through the Closing, Spree shall (except, in the case of any reports to be filed or furnished in connection with the transactions contemplated by this Agreement or any Ancillary Document, the Company’s breach of its applicable covenants, agreements and obligations hereunder would result in Spree’s inability to make such filings) use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 5.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, Spree shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of Spree pursuant to the Spree Shareholder Redemption, (B) pay the amounts due to the underwriters of Spree’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Spree in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13 Financing.

(a) Spree and the Company shall use reasonable best efforts to (i) obtain commitments from the PIPE Investors, on the terms and subject to the conditions therein, to purchase such amount of Post-Closing Spree Class A Shares for $10.00 per share (the “PIPE Financing Amount”), enforce the obligations of the PIPE Investors under the PIPE Subscription Agreements, and consummate the purchases contemplated by the PIPE Subscription Agreements on the terms and subject to the conditions set forth in the PIPE Subscription Agreements, (ii) satisfy all conditions to the PIPE Financing set forth in the PIPE Subscription Agreements that are within its control, and (iii) satisfy and comply with its obligations under the PIPE Subscription Agreements. The Company shall use its reasonable best efforts to, and shall cause its Representatives to use its reasonable best efforts to, cooperate with Spree and its Representatives as may be reasonably requested by Spree in connection with the arrangement of the PIPE Financing and the arrangement of the line of credit contemplated in Section 6.3(j) (each, a “Financing”), including by (A) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with investors at mutually agreeable times and locations and upon reasonable advance notice, (B) reasonably assisting with the preparation of customary materials for actual and potential participants in the Financing, offering documents, private placement memoranda, prospectuses and similar documents required in connection with the Financing (which shall not include pro forma financial information), (C) providing financial statements and such other financial information regarding the Company and the Group Companies, as applicable, that is readily available or within its possession and as is reasonably requested in connection with the Financing, (D) taking or appointing a representative of Spree to take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Spree to permit the consummation of the Financing(s) and the issuance of Post-Closing Spree Class A Shares immediately following the Closing, (E) reasonably assisting Spree to satisfy the conditions set forth in any document executed in connection with the Financing(s), and (F) otherwise reasonably cooperating in Spree’s efforts to consummate the Financing(s) and the other matters specified in this Section 5.13(a). The Company shall be given a reasonable opportunity to review and comment on any financing documents and any materials that are to be presented during any meetings conducted in connection with the PIPE Financing, and Spree shall give due consideration to all reasonable comments provided to it. For the avoidance of doubt, Spree shall not consummate a PIPE Financing on terms materially different than those contained in the PIPE Subscription Agreements without the prior written consent of the Company. If reasonably requested by the Company, Spree shall, to the extent it has such rights under the PIPE Subscription Agreement, waive any breach of any representation, warranty, covenant or agreement of the PIPE Subscription Agreement by any PIPE Investor to the extent necessary to cause the satisfaction of the conditions to closing of the PIPE Financing set forth in the PIPE Subscription Agreements and solely for the purpose of consummating the Closing; provided, that (A) any such waiver may be subject to, and conditioned upon, the Closing occurring and the substantially concurrent funding of such PIPE Financing, (B) subject to, and conditioned upon, the Closing occurring substantially concurrent funding of the PIPE

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Financing, the Company also waives any such breach to the extent the Company is a third party beneficiary of the provision that was so breached and (C) any such waiver shall be subject to the rights of the PIPE Placement Agent, as applicable, under such PIPE Subscription Agreement with respect to such waiver.

(b) Spree shall not amend, modify, terminate or waive any provisions of any PIPE Subscription Agreement without the prior written consent of the Company; provided, that any amendment, modification, termination or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, shall not require the prior written consent, so long as Spree has provided to the Company no less than two (2) Business Days written notice of such amendment, modification, termination or waiver, it being understood, but without limiting the foregoing, that it shall be deemed material if any amendment, modification, termination or waiver (i) reduces the amount of the PIPE Financing available under the PIPE Subscription Agreements or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the PIPE Financing.

(c) Spree shall (i) promptly notify the Company upon having knowledge of any material breach or default under, or termination of, any PIPE Subscription Agreement (including any refusal or repudiation by any PIPE Investor with respect to its obligation and/or ability to provide the full financing contemplated by the applicable PIPE Subscription Agreement), (ii) prior to delivering any written notice (or any other material notice) to a PIPE Investor with respect to any PIPE Subscription Agreement, deliver such notice to the Company for its prior review and consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (iii) promptly, and in any event, within two (2) Business Days following the Company’s reasonable request, deliver the Closing Notice (as defined in the PIPE Subscription Agreement) to the PIPE Investors if conditions to the delivery of such notice under the PIPE Subscription Agreement have been satisfied and all of the conditions to the Closing set forth in Article 6 have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing, but that would, as of such date, reasonably be expected to be satisfied if the Closing were to occur).

Section 5.14 Spree Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation existing as of the date of this Agreement and in effect immediately prior to the Closing (but, for the avoidance of doubt, following the Domestication) in favor of the directors and officers of Spree, as provided in Spree’s Governing Documents or director and officer indemnification agreements, in substantially the form set forth in the Spree SEC Reports, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) Spree will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period to the extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six (6)-year period, Spree shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in Spree’s Governing Documents or other applicable agreements as in effect immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of Spree’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Closing, or at any time prior to such time, were directors or officers of Spree (the “Spree D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Closing and relating to the fact that such Spree D&O Person was a director or officer of Spree on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) Spree shall not have any obligation under this Section 5.14 to any Spree D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and nonappealable) that the indemnification of such Spree D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) Spree shall obtain, at or prior to the Closing, and Spree shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Closing, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of Spree in effect as of the date of this Agreement with respect to matters occurring on or prior to the Closing, which may be satisfied by an existing D&O insurance policy of Spree, providing the aforementioned coverage set forth in this Section 5.14(c) (including via a prepaid or previously acquired “tail”

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that automatically takes effect at the Closing). Such “tail” coverage shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under Spree’s directors’ and officers’ liability insurance policies as of the date of this Agreement.

(d) If Spree or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then, in each such case, Spree shall use commercially reasonable efforts to cause the successors or assigns of Spree to assume all of the obligations set forth in this Section 5.14.

(e) The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 5.14 are intended to be third party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Spree.

Section 5.15 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing as of the date of this Agreement and in effect immediately prior to the Closing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or director and officer indemnification agreements set forth on Section 5.15(a) of the Company Disclosure Schedules, in substantially the form made available, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) Spree will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period to the extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six (6)-year period, Spree shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of Spree or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) If Spree or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then, in each such case, Spree shall use its commercially reasonable efforts to cause the successors or assigns of Spree to assume all of the obligations set forth in this Section 5.15.

(d) The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 5.15 are intended to be third party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Spree.

Section 5.16 Post-Closing Spree Directors and Officers.

(a) Spree shall take all such action as may be necessary or appropriate such that, effective as of the Closing: (i) the Spree Board shall consist of five (5) individuals of which (A) one (1) shall be designated by the Spree Sponsor, subject to the approval of the Company (not to be unreasonably withheld), who shall qualify as an

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“independent director” under the listing rules of NYSE and Rule 10A-3 of the Exchange Act (the “Spree Sponsor Designee”) and (B) four (4) shall be designated by the Company (each, a “Company Designee”, and together with the Spree Sponsor Designee, the “Post-Closing Spree Directors”), subject to the approval of Spree and the Spree Sponsor (not to be unreasonably withheld); provided that two (2) of the Company Designees shall qualify as “independent directors” under the listing rules of NYSE and Rule 10A-3 of the Exchange Act; (ii) the members of the Spree Board are the individuals determined in accordance with this Section 5.16(a), Section 5.16(b) and Section 5.16(c) and (iii) the officers of Spree (the “Officers”) are the individuals determined in accordance with Section 5.16(d). The Post-Closing Spree Directors shall be assigned to classes for the terms noted in the Voting Agreement.

(b) Prior to the filing of the Registration Statement/Proxy Statement, the Spree Sponsor will provide the Company with written notice that includes the name of the Spree Sponsor Designee. Any time prior to the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the Spree Sponsor may, by giving the Company and Spree written notice, replace the Spree Designee with any other individual meeting the qualifications set forth in clause (i)(A) of Section 5.16(a), subject to the approval of the Company (not to be unreasonably withheld).

(c) Prior to the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the Company may, by giving Spree and the Spree Sponsor written notice, replace any Company Designee with any other individual, subject to the approval of Spree and the Spree Sponsor (not to be unreasonably withheld); provided that two (2) of the Company Designees qualify as “independent directors” under the listing rules of NYSE and Rule 10A-3 of the Exchange Act.

(d) The individuals identified on Section 5.16(d) of the Company Disclosure Schedules shall be the Officers immediately after the Closing, with each such individual holding the title set forth opposite his or her name. In the event that any such individual identified on Section 5.16(d) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability, termination of service, or otherwise) to serve as an Officer, then, prior to the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the Company may replace such individual with another individual to serve as such Officer and Section 5.16(d) of the Company Disclosure Schedules shall automatically be deemed amended to include such replacement individual as an Officer in lieu of, and to serve with the same title as, the individual so replaced.

(e) The obligations of Spree pursuant to this Section 5.16 shall include Spree taking all necessary action, including procuring resignations, so that the applicable officers and directors of Spree prior to or at the Closing cease to be directors or officers of Spree as of the Closing, to the extent such director or officer has not otherwise ceased to be a director or officer of Spree prior to the Closing.

(f) Prior to the Closing, Spree shall enter into customary indemnification agreements with the Post-Closing Spree Directors and Officers, in a form reasonably acceptable to Spree and the Company, duly executed by Spree, which shall be effective as of the Closing.

(g) Prior to the Closing, Spree shall obtain, from financially sound and reputable insurers, Directors and Officers liability insurance in such an amount and on terms and conditions reasonably satisfactory to Spree and the Company, to be effective from and as of the Closing (the “D&O Policy”). Spree undertakes that, subject to the mandatory limitations under applicable Law, as long as Spree may be obligated to provide indemnification to any of its directors and officers, Spree will maintain such D&O Policy in full force and effect, and continue to honor the obligations thereunder, and Spree shall timely pay or cause to be paid all premiums with respect to the D&O Policy.

Section 5.17 PCAOB Financials.

(a) The Company shall deliver to Spree, (i) as promptly as reasonably practicable following the date of this Agreement, the audited consolidated balance sheets of the Company as of December 31, 2020 and December 31, 2021 and the related audited consolidated statements of operations and comprehensive income (loss), and members’ equity and cash flows of the Company for the years then ended (the financial statements described in this clause (i), the “Closing Company Audited Financial Statements”), and (ii) as promptly as reasonably practicable following the date of the applicable period, any other audited or unaudited consolidated balance sheets and the related unaudited consolidated statements of operations and comprehensive income (loss), and members’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different
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fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable, that as of such date is required to be included in the Registration Statement/Proxy Statement (the financial statements described in this clause (ii), the “Other Closing Company Financial Statements” and, collectively with the Closing Company Audited Financial Statements, the “Closing Company Financial Statements”). The Company shall cause the Closing Company Financial Statements (A) to be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be individually or in the aggregate material) and the absence of notes thereto), (B) in the case of any audited financial statements, to be audited in accordance with the standards of the PCAOB and to contain a report of the Company’s auditor and (C) to comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Group Companies, Spree in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement/Proxy Statement and any other filings to be made by Spree with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

(c) Spree shall pay the PCAOB Audit Expenses within 35 days of delivery of the audited financial and reviewed financial statements referred to in the definition thereof.

Section 5.18 Post-Closing Spree Incentive Equity Plan.

(a) Prior to the Spree Shareholders Meeting, the Spree Board shall approve and adopt the equity incentive plan, in the form set forth as Exhibit G-1 (the “Post-Closing Spree Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of immediately prior to the Closing, reserving initially 4,500,000 Post-Closing Spree Class A Shares for grant thereunder plus such additional Post-Closing Spree Class A Shares as may become available for issuance in accordance with the terms set forth in the Post-Closing Spree Incentive Equity Plan.

(b) Prior to the Spree Shareholders Meeting, the Spree Board shall approve and adopt the employee stock purchase plan, in the form set forth on Exhibit G-2 (the “Post-Closing Spree Employee Stock Purchase Plan”), in the manner prescribed under applicable Laws, effective as of immediately prior to the Closing, reserving initially 1,500,000 Post-Closing Spree Class A Shares for purchase thereunder.

Section 5.19 Post-Closing Spree Bylaws. Prior to the occurrence of the Closing, Spree shall adopt, or cause to be adopted, the Post-Closing Spree Bylaws in accordance with applicable Law.

Section 5.20 Guaranties. Following the Closing, Spree shall use reasonable efforts to obtain the release of William M. George from all guaranties of financial instruments and leases entered into by William M. George prior to the Closing with respect to the Group Companies and as set forth on Schedule 5.20.

Section 5.21 No Use of Spree Name. The Group Companies (including, for the avoidance of doubt, the Post-Closing Company) shall have no right or expectancy in or to the name “Spree Acquisition Corp. 1 Ltd.” or any derivation thereof, the trading symbols “SHAP”, “SHAPW” and “SHAPU”, Spree’s internet domain name, any other name or logo of Spree or any of its Affiliates, or the Intellectual Property rights therein (collectively, the “Spree Identifiers”) other than customary references to the former name of Spree. Immediately prior to the Closing, Spree shall transfer the Spree Identifiers to an entity of the Spree Sponsor’s choosing for aggregate consideration of $1.00.

Section 5.22 PIPE Placement Agent Deliverables. Spree and the Company shall not allow any of the following events to occur without delivering the PIPE Placement Agent Deliverables to the PIPE Placement Agent in form agreed to (but unexecuted) by the PIPE Placement Agent at least three (3) business days prior to the date of the following events, and on the date of such event executed, in each case, dated as of the respective date of such event: (i) the Registration Statement/Proxy Statement to be declared effective by the SEC or the Registration Statement/Proxy Statement to be mailed to the Pre-Closing Spree Shareholders, and (ii) the Pre-Closing Spree Shareholders Meeting to take place (with any such failure of delivery, a “Delivery Default”) unless the PIPE Placement Agent,

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after being notified by the Company and Spree in writing in reasonable detail of an expected Delivery Default, has had a reasonable period of time, but no less than five (5) business days, prior to the occurrence of the relevant event to take such action the PIPE Placement Agent deems appropriate, including without limitation, to elect to resign from its role, disclose such resignation publicly, and/or disclose such resignation to the SEC or otherwise (in each case above at its sole and absolute discretion) as is deemed necessary by the PIPE Placement Agent. Notwithstanding the forgoing, nothing in this Agreement shall limit the right of the PIPE Placement Agent to take any action it deems appropriate, including without limitation, to resign from any or all of its capacities at any time and for any reason, in its sole and absolute discretion. At the Closing, the PIPE Placement Agent shall receive an opinion dated as of the Closing Date of counsel for Spree to the effect that the offering and sale of securities in the PIPE Financing was not required to be registered under the Securities Act.

Section 5.23 PIPE Placement Agent Engagement Letters. As of the Closing, WHC Worldwide, Inc., will and hereby does assume all of Spree’s obligations under each of the PIPE Placement Agent Engagement Letter without the execution of any further documentation.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by all of the Parties, of the following conditions:

(a) (i) all necessary clearances, authorizations and approvals from Governmental Entities shall have been received other than those set forth in Section 3.5(a) of the Company Disclosure Schedules and (ii) each applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable; for the avoidance of doubt, the receipt of a letter from the FTC or the Antitrust Division similar to the content of the form letter announced and disclosed by the FTC on August 3, 2021 shall not be used as, or deemed to be, the basis for concluding that any closing condition is not, or will not be, satisfied for the purposes of this Article 6;

(b) no Order, Law or other legal restraint or prohibition issued by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect, and no Law or regulation shall have been adopted that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(c) the Registration Statement/Proxy Statement shall have become effective in accordance with the applicable provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Required Approval shall have been obtained;

(e) the Required Spree Shareholder Approval (other than the Spree Incentive Equity Plan Proposal) shall have been obtained;

(f) Spree’s initial listing application with NYSE in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the Closing, Spree shall, after giving effect to the Spree Shareholder Redemption, satisfy any applicable initial and continuing listing requirements of NYSE, and Spree shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Closing, and the Post-Closing Spree Class A Shares (including the Post-Closing Spree Class A Shares to be issued hereunder) shall have been approved for listing on NYSE;

(g) after giving effect to the transactions contemplated hereby (including after giving effect to the PIPE Financing and after giving effect to the Spree Shareholder Redemption), Spree shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and

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(h) as of the Closing, each of the Ancillary Documents shall be in full force and effect and shall not have been rescinded by any of the parties thereto.

(i) the delivery of PIPE Placement Agent Deliverables, each dated as of the Closing Date, to the PIPE Placement Agent.

Section 6.2 Other Conditions to the Obligations of Spree. The obligations of Spree to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by Spree of the following further conditions:

(a) (i) the Company Fundamental Representations shall be true and correct in all material respects as of as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, have not had and would not reasonably be expected to have a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing;

(d) there is no Proceeding pending or threatened in writing by any Governmental Entity that would materially restrict Spree’s ability to operate the business to be acquired pursuant to the transactions contemplated by this Agreement following the Closing or that could require Spree to divest any businesses or assets of the Company following the Closing;

(e) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Spree the following documents: a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to Spree; and (ii) each of the Ancillary Documents required to be entered into by the Company, duly executed by the Company; and

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by the Company of the following further conditions:

(a) (i) other than the Spree Fundamental Representations, which shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of Spree (other than the Spree Fundamental Representations) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Spree Material Adverse Effect” or any similar limitation set forth herein) in all respects as of as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, have not had and would not reasonably be expected to have a Spree Material Adverse Effect;

(b) Spree shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by Spree under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Spree Material Adverse Effect has occurred that is continuing;

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(d) as of immediately following the Closing, the Spree Board shall consist of the directors determined pursuant to Section 5.16;

(e) the Spree Sponsor shall have complied in all material respects with their covenants and agreements required to be performed or complied with by them under the Sponsor Letter Agreement at or prior to the Closing;

(f) the Domestication shall have been consummated on the Closing Date prior to the Closing in accordance with Section 2.3 and a time-stamped copy of the Certificate of Domestication issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company;

(g) the sum of all Unpaid Spree Expenses shall not exceed the difference between $25,000,000 and the Unpaid Company Expenses that are specified in Schedule I and attributable to the Company; and

(h) at or prior to the Closing, Spree shall have delivered, or caused to be delivered, to the Company the following documents: a certificate duly executed by an authorized officer of Spree, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b), and Section 6.3(c), are satisfied, in a form and substance reasonably satisfactory to the Company; and (ii) each of the Ancillary Documents required to be entered into by Spree, duly executed by Spree;

(i) the amount of cash on Spree’s balance sheet at the Closing, inclusive of any proceeds received by either Spree or the Company before or at the Closing resulting from the PIPE Financing and other non-debt equity financings consented to by the Company (with any cash raised prior to the Closing being deemed cash on the balance sheet at the Closing) or other transfers of cash by Spree to the Company prior to or at the Closing, and following the application of all redemptions and the payment of all Spree Expenses and Company Expenses, shall not be less than $50,000,000 (“Minimum Cash Condition”); and

(j) [Reserved.]

(k) Spree shall not have any Indebtedness for borrowed money, other than promissory amounts owed to Spree Sponsor as described in the Initial Registration Statement, and other than in connection with any backstop, forward purchase or other forms of non-redemption agreements reasonably required to ensure a public float as required by under NYSE requirements.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s breach of its obligations under this Agreement, including a breach of its obligations to use reasonable best efforts to cause the Closing to occur as required by Section 5.2. Spree may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by Spree’s breach of its obligations under this Agreement, including a breach of its obligations to use reasonable best efforts to cause the Closing to occur as required by Section 5.2.

ARTICLE 7
TERMINATION

Section 7.1 Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing:

(a) by mutual written consent of Spree and the Company;

(b) by Spree, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by Spree, and (ii) the Termination Date; provided, however, that Spree is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

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(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if Spree has failed to perform any covenant or agreement on the part of Spree set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Spree by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either Spree or the Company, if any of the conditions to Closing set forth in Article 6 have not been satisfied or waived prior to 11:59 P.M. (eastern time) June 30, 2023 (the “Termination Date,” provided, that if the Registration Statement/Proxy Statement shall have been declared effective by the SEC prior to such time, “Termination Date” shall be the date that is sixty (60) days following the date of effectiveness of the Registration Statement/Proxy Statement, which date may be extended by the written mutual agreement of Spree and the Company if the conditions set forth in Article 6 have not been satisfied as of such time); provided, that (i) Spree shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Spree’s breach of any of its covenants or obligations under this Agreement or any Ancillary Document to which it is a party proximately caused (either individually or when taken together) the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, (ii) the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if the Company’s breach of any of its covenants or obligations under this Agreement or any Ancillary Documents to which it is a party proximately caused (either individually or when taken together) the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (iii) the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) for ninety (90) days after the Termination Date if the Registration Statement/Proxy Statement was not filed with the SEC by December 24, 2022;

(e) by either Spree or the Company, if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order shall have become final and nonappealable, or if there shall be adopted any Law or regulation that permanently makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(f) by written notice by Spree to the Company, if there shall have been a Company Material Adverse Effect on the Group Companies on a consolidated basis following the date of this Agreement which is uncured and continuing;

(g) by written notice by Spree to the Company, if the Registration Statement/Proxy Statement has not been filed with the SEC by December 24, 2022; or

(h) by either Spree or the Company, if the Spree Shareholders Meeting has been held (including following any adjournment thereof) and concluded, Spree’s shareholders have duly voted and the Required Spree Shareholder Approval was not obtained.

Section 7.2 Effect of Termination(a). Except for a termination pursuant to Section 7.1(a), any termination of this Agreement pursuant to Section 7.1 will be effective (subject to the cure periods (if any) provided above) immediately upon the delivery of a valid written notice of the terminating Party to each of the other Party hereto. In the event of the termination of this Agreement pursuant to Section 7.1, (a) this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent, with respect to Article 1, related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any PIPE Subscription Agreement, the Confidentiality Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

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ARTICLE 8
MISCELLANEOUS

Section 8.1 Non-Survival. The representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Closing) in this Agreement shall terminate at the Closing. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Closing shall so survive the Closing in accordance with its terms.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of Spree and the Company; provided, however, that to the extent any such assignment following the Closing relates to the Spree Sponsor Specified Provisions, the assigning Party shall continue to be bound by its obligations under such provisions. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by Spree and the Company; provided, however, that any such amendment or modification following the Closing with respect to the Spree Sponsor Specified Provisions shall also require the written consent of the Spree Sponsor and any such amendment or modification of the WMG Specified Provisions shall require the written consent of William M. George, and any such amendment or modification to Section 5.22 shall require the written consent of the PIPE Placement Agent. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Party as follows:

(a) If to Spree, to:

Spree Acquisition Corp. 1 Limited

1922 Wildwood PL NE

Atlanta GA, 30324, USA

Attn.: Chairman of the Board

Email: sg@spree1.com

with a copy (which shall not constitute notice) to:

Meitar Law Offices

16 Abba Hillel Rd.

Ramat Gan 5250608, Israel

Attn.: David Chertok

Email: dchertok@meitar.com

and

McDermott Will & Emery LLP

One Vanderbilt Ave.

New York, NY 10017

Attn: Mark Selinger

Email: mselinger@mwe.com

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(b) If to the Company, to:

WHC Worldwide, LLC

1300 Lydia Ave.

Kansas City, MO, 64106

Attn.: Chief Executive Officer

Email: wmgeorge@ztrip.com

with copies (which shall not constitute notice) to:

Stinson LLP

1201 Walnut Street, Suite 2900

Kansas City, MO 64106

Attn.: Jack Bowling & Stephen Quinlivan

Email: jack.bowling@stinson.com

stephen.quinlivan@stinson.com

or to such other address as the Party to whom notice is given may have furnished following the date of this Agreement and prior to such notice to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement and the consummation of the transactions contemplated by this Agreement, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the transactions contemplated by this Agreement, or the validity, interpretation, breach or termination of this Agreement and the consummation of the transactions contemplated by this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the laws of the Cayman Islands shall also apply to the Domestication).

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Spree shall pay, or cause to be paid, all Unpaid Spree Expenses and (b) if the Closing occurs, then, subject to the Sponsor Letter Agreement, Spree shall pay, or cause to be paid, all Unpaid Company Expenses, all Unpaid Spree Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules, Annexes and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits, Annexes or Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement; (k) the words “made available” (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Spree, any documents or other materials posted to the electronic data room located at stinson.highq.com under

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the project name “Project Stripe” as of 5:00 p.m., Eastern Standard Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or reenacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Spree Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Spree Disclosure Schedules), respectively, shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Spree Disclosure Schedules), respectively, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15, the last sentence of this Section 8.9 and Section 8.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement except that William M. George is a third party beneficiary of Section 2.7, Section 2.8 and Section 5.20 (the “WMG Specified Provisions”). The Spree Sponsor shall be an express third party beneficiary of Section 5.14, Section 8.2, Section 8.3, this Section 8.9, Section 8.13 and Section 8.14 (collectively, the “Spree Sponsor Specified Provisions”). The PIPE Placement Agent shall be an express third party beneficiary of Section 5.22, Section 5.23, and Section 6.1(i).

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by DocuSign, email, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of Spree. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to Spree’s knowledge” and “to the knowledge of Spree” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the Spree Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the

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avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the Spree Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Without limiting any right of any party against any other party to an Ancillary Document to the extent on the terms and subject to the conditions thereunder or the Liabilities of any party to an Ancillary Document to the extent arising from a claim against such party by another party to such agreement on the terms and subject to the conditions thereunder, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought by and against, the Parties, and then only with respect to the specific covenants, agreements, obligations, representations and warranties set forth herein with respect to such Party. Without limiting any rights of any party against another party to an Ancillary Document to the extent on the terms and subject to the conditions thereunder or the Liabilities of any party to an Ancillary Document to the extent arising from a claim against such party by another party to such agreement on the terms and subject to the conditions thereunder, except for the Parties (and then only to the extent of the specific covenants, agreements, obligations, representations and warranties undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or Spree under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 8.14 Extension; Waiver. The Company may (a) extend the time for the performance of any of the obligations or other acts of Spree set forth herein, (b) waive any inaccuracies in the representations and warranties of Spree set forth herein or (c) waive compliance by Spree with any of the agreements or conditions set forth herein. Spree may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Notwithstanding the foregoing or anything to the contrary in this Agreement, any extension or waiver following the Closing with respect Spree Sponsor Specified Provisions shall also require the written consent of the Spree Sponsor and any extension or waiver of the WMG Provisions shall require the consent of William M. George. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH

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SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware and, in each case, the appellate court(s) therefrom), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (1) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (2) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (3) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specific terms or otherwise breach such provisions. It is accordingly acknowledged and agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and/or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without being required to provide or post any bond or other security or undertaking and without proof of damages or inadequacy of any remedy at Law, and this being in addition to any other remedy to which they are entitled under this Agreement or at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and/or other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18 Trust Account Waiver.

(a) Reference is made to the final prospectus of Spree, filed with the SEC (File No. 333-261367, on December 17, 2021 (the “Prospectus”). For purposes of this Agreement, “Trust Account” means the trust account established by Spree with the proceeds from its initial public offering (the “IPO”) and concurrent private placement pursuant to the Trust Agreement in accordance with the Prospectus. The Company acknowledges and agrees and understands that Spree has established the Trust Account containing the proceeds of its IPO and the overallotment shares acquired by Spree’s underwriters in connection therewith and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Spree’s public shareholders (including overallotment shares acquired by Spree’s underwriters, the “Public Shareholders”). For

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and in consideration of Spree entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees, on behalf of itself and its Representatives, that, notwithstanding the foregoing or anything to the contrary in this Agreement (but without limiting Section 8.18(b)), none of the Company or any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account, or make any claim against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Spree or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO) now or in the future as a result of, or arising out of, any negotiations or Contracts with Spree or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO) for any reason whatsoever (including for an alleged breach of any agreement with Spree or its Affiliates).

(b) Notwithstanding Section 8.18(a), Section 8.18(a) shall not serve to limit or prohibit (and the Trust Account Released Claims shall not include) the Company’s right to pursue a claim against (i) Spree under, and on the terms and subject to the conditions in, this Agreement or under, and on the terms and subject to the conditions in, any Ancillary Document to which it and Spree is a party or (ii) any other party to an Ancillary Document to which it is a party under, and on the terms and subject to the conditions in, such Ancillary Document, in the case of either clause (i) or (ii), for legal relief against monies or other assets held outside the Trust Account or for specific performance or other equitable relief to the extent not prohibited by this Agreement or such Ancillary Document (including a claim for Spree to specifically perform its obligations under this Agreement pursuant to Section 8.17). If the terms of the Confidentiality Agreement or any Ancillary Document conflicts with the terms of this Section 8.18(b), the terms of this Section 8.18(b) shall govern and control to the extent of such conflict. The Parties acknowledge and agree that this Section 8.18 supersedes and replaces Section 7(h) of the Confidentiality Agreement in its entirety and Section 7(h) of the Confidentiality Agreement will no longer be of any force or effect.

[signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

SPREE ACQUISITION CORP. 1 LIMITED
By:	/s/ Steven Greenfield
	Name:	Steven Greenfield
	Title:	Chairman of the Board

WHC WORLDWIDE, LLC
By:	/s/ William M. George
	Name:	William M. George
	Title:	Chief Executive Officer

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Exhibit A

Form of Tax Receivables Agreement

[Attached as Annex F to this proxy statement/prospectus]

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Exhibit B

Support Agreement

[Attached as Annex G to this proxy statement/prospectus]

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Exhibit C

Form of Investor Rights Agreement

[Attached as Annex J to this proxy statement/prospectus]

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Exhibit D

Form of Spree Post-Closing Certificate of Incorporation

[Attached as Annex B-1 to this proxy statement/prospectus]

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Exhibit E

Form of Spree Post-Closing Bylaws

[Attached as Annex B-2 to this proxy statement/prospectus]

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Exhibit F

Form of Post-Closing Company LLC Agreement

[Attached as Annex E to this proxy statement/prospectus]

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Exhibit G-1

Form of Post-Closing Incentive Equity Plan

[Attached as Annex C to this proxy statement/prospectus]

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Exhibit G-2

Form of Post-Closing Employee Stock Purchase Plan

[Attached as Annex D to this proxy statement/prospectus]

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Exhibit H

Voting Agreement

[Attached as Annex I to this proxy statement/prospectus]

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Exhibit I

Earn-Out Warrant

[Attached as Annex L to this proxy statement/prospectus]

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Annex A-2

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) dated as of January 25, 2023 to the BUSINESS COMBINATION AGREEMENT (the “Business Combination Agreement”), dated as of October 29, 2022, between Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (“Spree”), and WHC Worldwide, LLC, a Missouri limited liability company (the “Company”). Spree and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings set forth in the Business Combination Agreement.

WHEREAS, the Parties wish to amend the Business Combination Agreement as set forth herein;

NOW WHEREFORE, for good and valuable consideration the Parties agree as follows:

1. Exhibit D to the Business Combination Agreement is deleted in its entirety and is replaced by Exhibit D attached hereto. All references in the Business Combination Agreement and the Ancillary Documents to the Post-Closing Spree Certificate of Incorporation shall be to Exhibit D attached hereto.

2. Exhibit F to the Business Combination Agreement is deleted in its entirety and is replaced by Exhibit F attached hereto. All references in the Business Combination Agreement and the Ancillary Documents to the Post-Closing Company LLC Agreement shall be to Exhibit F attached hereto.

3. Section 2.8 is deleted in its entirety and is replaced with the following:

Section 2.8 Additional Consideration. If the Aggregate Transaction Proceeds in the combined company at the Closing is in excess of $70,000,000, and subject to written consent of the PIPE Investors in any Company financings prior to or at the Closing, then a payment equal to $10,000,000 shall be made by Spree at Closing to the Company. In the event such $10,000,000 becomes payable, immediately following the Closing, the Company shall distribute such $10,000,000 to the holders of the Post-Closing Company Class B Units in accordance with the terms of the Post-Closing Company LLC Agreement.

2. Section 5.16(a) is deleted in its entirety and is replaced with the following:

(a) Spree shall take all such action as may be necessary or appropriate such that, effective as of the Closing: (i) the Spree Board shall consist of five (5) individuals of which (A) one (1) shall be designated by the Spree Sponsor, subject to the approval of the Company (not to be unreasonably withheld), who shall qualify as an “independent director” under the listing rules of NYSE and Rule 10A-3 of the Exchange Act (the “Spree Sponsor Designee”) and (B) four (4) shall be designated by the Company (each, a “Company Designee”, and together with the Spree Sponsor Designee, the “Post-Closing Spree Directors”), of whom at least two (2) of the Company Designees shall qualify as “independent directors” under the listing rules of NYSE and Rule 10A-3 of the Exchange Act (each a “Independent Company Designee”) and one of the Independent Company Designees shall be subject to the approval of Spree and the Spree Sponsor (not to be unreasonably withheld); (ii) the members of the Spree Board are the individuals determined in accordance with this Section 5.16(a), Section 5.16(b) and Section 5.16(c) and (iii) the officers of Spree (the “Officers”) are the individuals determined in accordance with Section 5.16(d). The Post-Closing Spree Directors shall be assigned to classes for the terms noted in the Voting Agreement.

2. Sections 8.5 and Section 8.16 of the Business Combination Agreement are incorporated herein by reference, mutadis mutandis.

3. The Business Combination Agreement shall otherwise remain in full force and effect.

[Remainder of page is blank]

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IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

SPREE ACQUISITION CORP. 1 LIMITED
By:	/s/ Steven Greenfield
	Name:	Steven Greenfield
	Title:	Chairman of the Board

WHC WORLDWIDE, LLC
By:	/s/ William M. George
	Name:	William M. George
	Title:	Chief Executive Officer

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EXHIBIT D

[Attached as Annex B-1 to this proxy statement/prospectus]

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EXHIBIT F

[Attached as Annex E to this proxy statement/prospectus]

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Annex B-1

Form of Spree Post-Closing Certificate of Incorporation

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CERTIFICATE OF INCORPORATION
OF
WHC WORLDWIDE, INC.

1. Name. The name of the Corporation is WHC Worldwide, Inc. (the “Corporation”).

2. Address; Registered Office and Agent. The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 and the name of its registered agent at such address is The Corporation Trust Company.

3. Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4. Number of Shares.

4.1 The total number of shares of all classes of stock that the Corporation shall have authority to issue is 250,000,000 shares, consisting of: (i) 240,000,000 shares of common stock (“Common Stock”), divided into (a) 200,000,000 shares of Class A common stock, with the par value of $0.0001 per share (the “Class A Common Stock”); and (b) 40,000,000 shares of Class X Common Stock, with the par value of $0.0001 per share (the “Class X Common Stock”); and (ii) 10,000,000 shares of preferred stock, with the par value of $0.0001 per share (the “Preferred Stock”).

4.2 Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of any series of the Common Stock or the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding), in each case, by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any class or series of the Common Stock or the Preferred Stock voting separately as a class or series will be required therefor. Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class or series may not be decreased below the number of shares of such class or series then outstanding, plus in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (A) the exchange of all outstanding shares of Class X Common Stock, together with the corresponding Class B LLC Units, pursuant to the Operating Agreement, and (B) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for shares of Class A Common Stock.

5. Classes of Shares. The designations and the powers, privileges, preferences and rights, and the qualifications, limitations and restrictions thereof, in respect of each class of capital stock of the Corporation are as follows:

5.1 Common Stock.

(i)          Voting Rights.

(1)         Each holder of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and through and including the Sunset Date, each holder of Class X Common Stock will be entitled to five votes for each share of Class X Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and following the Sunset Date, each holder of Class X Common Stock will be entitled to one vote for each share of Class X Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, except that, in each case, to the fullest extent permitted by law and subject to Section 5.1(i)(2), holders of shares of each series of the Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of

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one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) or under the General Corporation Law.

(2)         (a) The holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class X Common Stock, and (b) the holders of the outstanding shares of Class X Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class A Common Stock, it being understood that any merger, consolidation or other business combination shall not be deemed an amendment hereof if such merger, consolidation or other business combination constitutes a “Termination Transaction” permitted by Section 3.07 of the Operating Agreement.

(3)         Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

(ii)         Dividends; Stock Splits or Combinations.

(1)         Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Class A Common Stock with respect to the payment of dividends, dividends and other distributions of cash, stock or property may be declared and paid on the shares of Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the board of directors of the Corporation (the “Board”) in its discretion may determine.

(2)         Except as provided in Section 5.1(i)(3) with respect to stock dividends, dividends of cash or property may not be declared or paid on shares of Class X Common Stock.

(3)         In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any series of Common Stock (each, a “Stock Adjustment”) unless (a) a corresponding Stock Adjustment for all other series of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner and (b) the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A LLC Units. Stock dividends with respect to each series of Common Stock may only be paid with shares of stock of the same series of Common Stock.

(iii)        Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock are entitled, if any, the holders of all outstanding shares of Class A Common Stock will be entitled to receive an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares of Class A Common Stock. Without limiting the rights of the holders of Class X Common Stock to exchange their shares of Class X Common Stock, together

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with the corresponding Class B LLC Units constituting the remainder of any Paired Interests in which such shares are included, for shares of Class A Common Stock in accordance with the Operating Agreement (or for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up), the holders of shares of Class X Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of the Corporation in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

5.2 Preferred Stock.

(i)          The Board is expressly authorized, subject to any limitations prescribed by the laws of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable laws of the State of Delaware (a “Certificate of Designation”), to establish from time to time the number of shares of Preferred Stock to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of Preferred Stock of any such series.

(ii) Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

6. Class X Common Stock.

6.1 Cancellation of Class X Common Stock. No holder of Class X Common Stock may transfer shares of Class X Common Stock to any person unless such holder transfers a corresponding number of Class B LLC Units to the same person in accordance with the provisions of the Operating Agreement. If any outstanding share of Class X Common Stock ceases to be held by a holder of the corresponding Class B LLC Unit, such share of Class X Common Stock shall automatically and without further action on the part of the Corporation or any holder of Class X Common Stock be transferred to the Corporation for no consideration and shall be cancelled.

6.2 Reservation of Shares of Class A Common Stock. The Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of the issuance in connection with the exchange of Paired Interests, the number of shares of Class A Common Stock that are issuable upon the exchange of all outstanding Paired Interests which consist of Class X Common Stock and Class B LLC Units pursuant to the Operating Agreement. The Corporation covenants that all the shares of Class A Common Stock that are issued upon the exchange of such Paired Interests will, upon issuance, be validly issued, fully paid and non-assessable.

6.3 Taxes. The issuance of shares of Class A Common Stock upon the exercise by holders of Class B LLC Units of their right under the Operating Agreement to exchange Paired Interests for shares of Class A Common Stock will be made without charge to such holders for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of the Paired Interests being exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder

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and/or the Person in whose name such shares are to be delivered, shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

7. Board of Directors.

7.1 Number of Directors.

(i)          The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. Unless and except to the extent that the By-laws of the Corporation (as such By-laws may be amended from time to time, the “By-laws”) shall so require, the election of the directors of the Corporation (the “Directors”) need not be by written ballot. Except as otherwise provided for or fixed pursuant to the provisions of Section 5.2 relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the total number of Directors constituting the entire Board shall, (a) as of the date of this Certificate of Incorporation, initially be five and (b) thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time by the Board.

(ii)         Other than any Preferred Stock Directors, if any, the Board shall be and is divided into three classes, as nearly equal in number as possible, designated: Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to such classes, with such assignment becoming effective as of the effectiveness of this Certificate of Incorporation. In case of any increase or decrease, from time to time, in the number of Directors, the number of Directors in each class shall be apportioned as nearly equal as possible. No decrease in the number of Directors shall shorten the term of any incumbent Director.

(iii)        Other than any Preferred Stock Directors, if any, each Director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such Director was elected; provided, that each Director initially appointed to Class I shall serve for an initial term expiring at the Corporation’s first annual meeting of stockholders following the effectiveness of this provision; each Director initially appointed to Class II shall serve for an initial term expiring at the Corporation’s second annual meeting of stockholders following the effectiveness of this provision; and each Director initially appointed to Class III shall serve for an initial term expiring at the Corporation’s third annual meeting of stockholders following the effectiveness of this provision; provided further, that the term of each Director shall continue until the election and qualification of a successor and be subject to such Director’s earlier death, resignation or removal.

(iv)        During any period when the holders of any series of Preferred Stock have the right to elect additional Directors as provided for or fixed pursuant to the provisions of Section 5.2 (“Preferred Stock Directors”), upon the commencement, and for the duration, of the period during which such right continues: (a) the then total authorized number of Directors shall automatically be increased by such specified number of Preferred Stock Directors, and the holders of such series of Preferred Stock shall be entitled to elect such Preferred Stock Directors pursuant to the provisions of any Certificate of Designation for such series of Preferred Stock; and (b) each such Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such Preferred Stock Director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such Preferred Stock Directors, shall forthwith terminate and the total and authorized number of Directors shall be reduced accordingly.

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7.2 Vacancies and Newly Created Directorships. Subject to any limitations imposed by applicable law and the rights of any one or more series of Preferred Stock then outstanding, vacancies on the Board by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of Directors shall be solely filled by a majority of the Directors then in office, even if less than a quorum of the Board or by the sole remaining Director, and not by the stockholders unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders. A Director elected to fill a vacancy or a newly created directorship shall hold office until the next election of the class for which such Director shall have been chosen, subject to the election and qualification of a successor and to such Director’s earlier death, resignation, retirement, disqualification or removal.

7.3 Removal of Directors. Any Director may resign from office at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the By-laws. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board’s or the Corporation’s acceptance of a resignation shall not be necessary to make it effective. Subject to any limitations imposed by applicable law and except for Preferred Stock Directors, any Director or the entire Board may be removed from office only for cause, by the affirmative vote of the holders of at least 662/3% of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class. In case the Board or any one or more Directors should be so removed, any new Directors shall be elected pursuant to terms of Section 7.2.

8. Meetings of Stockholders.

8.1 Action by Written Consent. Subject to, with respect to the Preferred Stock, the terms of any series of Preferred Stock, (i) for so long as the holders of shares of Class X Common Stock beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in the election of directors, any action that is required or permitted to be taken by the stockholders of the Corporation may be effected by consent in lieu of a meeting and (ii) if the holders of shares of Class X Common Stock do not beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in the election of directors, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by any consent in lieu of a meeting.

8.2 Meetings of Stockholders.

(i)          An annual meeting of stockholders for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held at such place, if any, on such date, and at such time as the Board shall determine in accordance with the By-laws.

(ii)         Subject to any special rights of the holders of any series of Preferred Stock and the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the chairperson of the Board, the vice chairperson of the Board, the chief executive officer of the Corporation or at the direction of the Board pursuant to a written resolution adopted by a majority of the total number of Directors that the Corporation would have if there were no vacancies, and the ability of the stockholders or any other Persons to call a special meeting of the stockholders is hereby specifically denied. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

(iii)        Advance notice of stockholder nominations for the election of Directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-laws.

8.3 No Cumulative Voting. There shall be no cumulative voting in the election of Directors.

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9. Indemnification.

9.1 Limited Liability. No Director shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a Director, except to the extent such exception from liability or limitation thereof is not permitted under the General Corporation Law as the same exists or hereafter may be amended to expand the scope of exculpation as permitted under the General Corporation Law. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize further elimination or limitation of the liability of Directors, then the liability of a Director shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended. Neither any amendment nor repeal of this Section 9.1, nor the adoption of any provision in this Certificate of Incorporation inconsistent with this Section 9.1, shall eliminate, reduce or otherwise adversely affect any limitation on personal liability of a Director existing at or prior to the time of such amendment, repeal or adoption.

9.2 Right to Indemnification. To the fullest extent permitted by applicable law, the Corporation shall have the power to provide indemnification of (and advancement of expenses to) Directors, officers, employees and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through By-law provisions, agreements with such Directors, officers, employees, agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. Any amendment, repeal or modification of this Section 9.2 shall only be prospective and shall not affect the rights or protections or increase the liability of any Director under this Section 9.2 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

9.3 Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any Person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such Person in any such capacity or arising out of such Person’s status as such, whether or not the Corporation would have the power to indemnify such Person against such liability under the General Corporation Law.

9.4 Nonexclusivity of Rights. The rights and authority conferred in this Article 9 shall not be exclusive of any other right that any Person may otherwise have or hereafter acquire.

10. Adoption, Amendment or Repeal of By-Laws. In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to adopt, alter, amend or repeal the By-laws. Any adoption, alteration, amendment or repeal of the By-laws by the Board shall require the approval of a majority of the authorized number of Directors. The stockholders of the Corporation shall also have power to adopt, alter, amend or repeal the By-laws subject to any limitations set forth therein.

11. Adoption Amendment or Repeal of Certificate of Incorporation. Subject to Article 1 the Corporation reserves the right to adopt, amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended, are granted and held subject to this reservation. Notwithstanding any other provision of this Certificate of Incorporation or the By-laws or the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-laws, the affirmative vote of the holders of 80% of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting as a single class, shall be required to amend, alter, change or repeal all or any portion of Article 7.

12. Forum for Adjudication of Disputes.

12.1 Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), and any appellate court thereof shall, to the fullest extent permitted by applicable law, be the sole and

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exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of the Corporation; (ii) any action, suit or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action, suit or proceeding (including any class action) asserting a claim against the Corporation or any current or former director, officer, other employee, agent or stockholder of the Corporation arising out of or pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the By-laws (as each may be amended from time to time); (iv) any action, suit or proceeding (including any class action) to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the By-laws (including any right, obligation or remedy thereunder); (v) any action, suit or proceeding as to which the General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article 12 shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

12.2 If any action the subject matter of which is within the scope of Section 12.1 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder of the Corporation, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

12.3 Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

12.4 Any person or entity purchasing, holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 12.

13. Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

14. Corporate Opportunity. To the fullest extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or Directors, or any of their respective affiliates, and the Corporation renounces any expectancy that any of the Directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except the doctrine of corporate opportunity shall apply with respect to any of the Directors or officers of the Corporation with respect to a corporate opportunity that was offered to, or presented to, or acquired or developed by such person solely in his or her capacity as a Director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) such Director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.

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15. Definitions. As used in this Certificate of Incorporation, unless the context otherwise requires or as set forth in another Article or Section of this Certificate of Incorporation, the term:

(a)         “Board” is defined in Section 5.1(ii)(1).

(b)         “By-laws” is defined in Section 7.1(i).

(c)         “Certificate of Designation” is defined in Section 5.2(i).

(d)         “Class A Common Stock” is defined in Section 4.1.

(e)         “Class A LLC Unit” means a unit of WHC designated as a “Class A Unit” pursuant to the Operating Agreement.

(f)          “Class X Common Stock” is defined in Section 4.1.

(g)         “Class B LLC Unit” means a unit of WHC designated as a “Class B Unit” pursuant to the Operating Agreement.

(h)         “Common Stock” is defined in Section 4.1.

(i)          “Corporation” is defined in Section 1.

(j)          “Directors” is defined in Section 7.1(i).

(k)         “Enforcement Action” is defined in Section 12.2.

(l)          “Foreign Action” is defined in Section 12.2.

(m)        “General Corporation Law” means the General Corporation Law of the State of Delaware, as from time to time in effect.

(n)         “WHC” means WHC Worldwide, LLC, a Missouri limited liability company or any successor thereto.

(o)         “Operating Agreement” means the Second Amended and Restated Operating Agreement of WHC, by and among the Corporation, the Post-Acquisition LLC Members and the other Persons that may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.

(p)         “Paired Interest” means one Class B LLC Unit, together with one share of Class X Common Stock, subject to adjustment pursuant to Article XI of the Operating Agreement.

(q)         “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

(r) “Post-Acquisition LLC Members” means those members of WHC, as set forth in the Operating Agreement, as of the date thereof.

(s) “Preferred Stock” is defined in Section 4.1.

(t) “Preferred Stock Directors” is defined in Section 7.1(iv).

(u) “Stock Adjustment” is defined in Section 5.1(ii)(3).

(v) “Sunset Date” means [insert date that is 18 months following the closing of the Business Combination Agreement].

16. Sole Incorporator. The name and mailing address of the sole incorporator of the Corporation are:

SMF Registered Services, Inc.
1201 Walnut Street, 29th Floor
Kansas City, MO 64106

[Remainder of page intentionally left blank]

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THE UNDERSIGNED, being the sole incorporator hereinabove named, makes and files this Certificate of Incorporation, and does hereby declare and certify that said instrument is its act and deed and that the facts stated herein are true, and accordingly has executed this Certificate of Incorporation this            day of            , 2023.

SMS REGISTERED SERVICES, INC.
By:
Name:	Stephen M. Quinlivan, Vice President

[Signature Page to Certificate of Incorporation]

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Annex B-2

Exhibit E

Form of Spree Post-Closing Bylaws

Annex B-2-1

BY-LAWS
OF
WHC WORLDWIDE, INC.
(a Delaware corporation)

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ARTICLE I
DEFINITIONS

Section 1.1 Definitions. As used in these By-laws, unless the context otherwise requires, the term:

“Assistant Secretary” means an Assistant Secretary of the Corporation.

“Assistant Treasurer” means an Assistant Treasurer of the Corporation.

“Board” means the Board of Directors of the Corporation.

“By-laws” means these By-laws of the Corporation, as amended and restated from time to time.

“Certificate of Incorporation” means the Certificate of Incorporation of the Corporation, as amended from time to time.

“Chairman” means the Chairman of the Board.

“Chief Executive Officer” means the Chief Executive Officer of the Corporation or if there are Co-Chief Executive Officers, the term “Chief Executive Officer” shall mean any Co-Chief Executive Officer.

“control” (including the terms “controlling” and “controlled”) means, with respect to the relationship between or among two or more persons, the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Corporation” means WHC Worldwide, Inc..

“Derivative” is defined in Section 2.2(d)(iii).

“Directors” means the directors of the Corporation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor law or statute, and the rules and regulations promulgated thereunder.

“final adjudication” is defined in Section 7.3.

“General Corporation Law” means the General Corporation Law of the State of Delaware, as amended.

“indemnitee” is defined in Section 7.3.

“law” means any U.S. or non-U.S. federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority (including any department, court, agency or official, or non-governmental self-regulatory organization, agency or authority and any political subdivision or instrumentality thereof).

“Lead Independent Director” is defined in Section 3.17.

“Nominating Stockholder” is defined in Section 3.3(c).

“Notice of Business” is defined in Section 2.2(c).

“Notice of Nomination” is defined in Section 3.3(d).

“Notice Record Date” is defined in Section 2.4(a).

“Office of the Corporation” means the executive office of the Corporation, anything in Section 131 of the General Corporation Law to the contrary notwithstanding.

“President” means the President of the Corporation.

“Proponent” is defined in Section 2.2(d)(i).

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“Public Disclosure” is defined in Section 2.2(i).

“SEC” means the Securities and Exchange Commission.

“Secretary” means the Secretary of the Corporation.

“Stockholder Associated Person” is defined in Section 2.2(j).

“Stockholder Business” is defined in Section 2.2(b).

“Stockholder Information” is defined in Section 2.2(d)(iii).

“Stockholder Nominees” is defined in Section 3.3(c).

“Stockholders” means the stockholders of the Corporation.

“Treasurer” means the Treasurer of the Corporation.

“Vice Chairman” means a Vice Chairman of the Board.

“Vice President” means a Vice President of the Corporation.

“Voting Commitment” is defined in Section 3.4.

“Voting Record Date” is defined in Section 2.4(a).

“undertaking” is defined in Section 7.3.

ARTICLE II
STOCKHOLDERS

Section 2.1 Place of Meetings. Meetings of Stockholders may be held at any place, either within or without the State of Delaware, at such place or solely by means of remote communication or otherwise, as may be designated by the Board from time to time. The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the General Corporation Law.

Section 2.2 Annual Meetings; Stockholder Proposals.

(a) A meeting of Stockholders for the election of Directors and other business shall be held annually on a date and at a time as may be designated by the Board from time to time. The Board may postpone or reschedule any annual meeting of Stockholders previously scheduled by the Board.

(b) At an annual meeting of Stockholders, only business (other than business relating to the nomination or election of Directors, which is governed by Section 3.3) that has been properly brought before the Stockholder annual meeting in accordance with the procedures set forth in this Section 2.2 shall be conducted. To be properly brought before an annual meeting of Stockholders, such business must be brought before the meeting (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (A) was a Stockholder of record of the Corporation when the notice required by this Section 2.2 is delivered to the Secretary and at the time of the meeting, (B) is entitled to vote at the meeting and (C) complies with the notice and other provisions of this Section 2.2. Subject to Section 2.2(k), and except with respect to nominations or elections of Directors, which are governed by Section 3.3, clause (ii) of this Section 2.2(b) is the exclusive means by which a Stockholder may bring business before an annual meeting of Stockholders. Any business brought before a meeting in accordance with clause (ii) of this Section 2.2(b) is referred to as “Stockholder Business.”

(c) Subject to Section 2.2(k), at any annual meeting of Stockholders, all proposals of Stockholder Business must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Business”) and must otherwise be a proper matter for Stockholder action. To be timely, the Notice of Business must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that if

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(i) the annual meeting of Stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of Stockholders or (ii) no annual meeting was held during the prior year, the notice by the Stockholder to be timely must be received (A) no earlier than 120 days before such annual meeting and (B) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure. In no event shall an adjournment or postponement, or Public Disclosure of an adjournment or postponement, of a Stockholder annual meeting commence a new time period (or extend any time period) for the giving of the Notice of Business.

(d) The Notice of Business must set forth:

(i) the name and record address of each Stockholder proposing Stockholder Business (each, a “Proponent”), as they appear on the Corporation’s books;

(ii) the name and address of any Stockholder Associated Person (defined below) of each Proponent;

(iii) as to each Proponent and any Stockholder Associated Person of such Proponent, (A) the class or series and number of shares of stock of the Corporation, directly or indirectly, held of record and beneficially by such Proponent or Stockholder Associated Person of such Proponent, (B) the date such shares of stock were acquired, (C) a description of any agreement, arrangement or understanding, direct or indirect, with respect to such Stockholder Business between or among such Proponent, any Stockholder Associated Person of such Proponent or any others (including their names) acting in concert with any of the foregoing, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of securities and/or borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of such Proponent’s notice by, or on behalf of, such Proponent or any Stockholder Associated Person of such Proponent, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such Proponent or any Stockholder Associated Person of such Proponent with respect to shares of stock of the Corporation or with a value derived in whole or in part from the value or decrease in value of any class or series of stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of the Corporation or otherwise (a “Derivative”), (E) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which such Proponent or Stockholder Associated Person of such Proponent has a right to vote any shares of stock of the Corporation, (F) any rights to dividends on the stock of the Corporation owned beneficially by such Proponent or any Stockholder Associated Person of such Proponent that are separated or separable from the underlying stock of the Corporation, (G) any proportionate interest in stock of the Corporation or Derivatives held, directly or indirectly, by a general or limited partnership in which such Proponent or Stockholder Associated Person of such Proponent is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (H) any performance-related fees (other than an asset-based fee) that such Proponent or any Stockholder Associated Person of such Proponent is entitled to based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice. The information specified in Section 2.2(d)(i) to Section 2.2(d)(iii) is referred to herein as “Stockholder Information”;

(iv) the Stockholder Information with respect to any stock or other interests of the Corporation held by members of each Proponent’s or its Stockholder Associated Person’s immediate family sharing the same household;

(v) a representation to the Corporation that each Proponent is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the Stockholder Business;

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(vi) a brief description of the Stockholder Business desired to be brought before the annual meeting of Stockholders, the text of the proposal (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these By-laws, the language of the proposed amendment) and the reasons for conducting such Stockholder Business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act);

(vii) any material interest of each Proponent and any Stockholder Associated Person of such Proponent in the Stockholder Business;

(viii) a representation to the Corporation as to whether each Proponent intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the Stockholder Business or (B) otherwise to solicit proxies from the Stockholders in support of such Stockholder Business;

(ix) all other information that would be required to be filed with the SEC if the Proponents or Stockholder Associated Persons of the Proponents were participants in a solicitation subject to Section 14 of the Exchange Act; and

(x) a representation and covenant for the benefit of the Corporation that the Proponents shall provide any other information reasonably requested by the Corporation.

(e) The Proponents shall also provide any other information reasonably requested by the Corporation within ten business days after such request.

(f) In addition, the Proponents shall further update and supplement the information provided to the Corporation in the Notice of Business or upon the Corporation’s request pursuant to Section 2.2(e) as needed, so that such information shall be true and correct as of the record date for the meeting and as of the date that is the later of five business days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than two business days before the date for the meeting (in the case of the update and supplement required to be made as of five business days before the meeting or any adjournment or postponement thereof).

(g) The person presiding over the meeting of Stockholders shall, if the facts warrant, determine and declare to the meeting of Stockholders that business was not properly brought before the meeting of Stockholders in accordance with the procedures set forth in this Section 2.2, and if he or she should so determine, he or she shall so declare to the meeting of Stockholders and any such business not properly brought before the meeting of Stockholders shall not be transacted.

(h) If each Proponent (or a qualified representative of such Proponent) does not appear at the meeting of Stockholders to present the Stockholder Business, such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.2, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of such writing or electronic transmission, at the meeting of Stockholders.

(i) “Public Disclosure” of any date or other information means disclosure thereof by a press release reported by the Dow Jones News Services, Associated Press or comparable U.S. national news service or in a document publicly filed by the Corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

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(j) “Stockholder Associated Person” means, with respect to any Stockholder,

(i) any other beneficial owner of stock of the Corporation that is owned by such Stockholder and

(ii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Stockholder or such beneficial owner.

(k) The notice requirements of this Section 2.2 shall be deemed satisfied with respect to Stockholder proposals that have been properly brought under Rule 14a-8 of the Exchange Act and that are included in a proxy statement that has been prepared by the Corporation to solicit proxies for an annual meeting of Stockholders. Further, nothing in this Section 2.2 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

Section 2.3 Special Meetings. Special meetings of Stockholders may be called only in the manner set forth in the Certificate of Incorporation. Notice of every special meeting of Stockholders shall state the purpose or purposes of such meeting. Except as otherwise required by law, the business conducted at a special meeting of Stockholders shall be limited to matters relating to the purpose or purposes stated in the Corporation’s notice of meeting, and the Board shall have exclusive authority to determine the business included in such notice. The Chairman, a Vice Chairman, the chief executive officer or the Board may postpone, reschedule or cancel any special meeting of Stockholders previously called.

Section 2.4 Record Date.

(a) For the purpose of determining the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date (the “Notice Record Date”), which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board and shall not be more than 60 days or less than ten days before the date of such meeting. The Notice Record Date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such Notice Record Date, that a later date on or before the date of such meeting shall be the date for making such determination (the “Voting Record Date”). For the purposes of determining the Stockholders entitled to consent to corporate action without a meeting of Stockholders in accordance with Section 228 of the General Corporation Law, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board and shall not be more than ten days after the date on which the resolution fixing the record date is adopted by the Board. For the purposes of determining the Stockholders entitled to (i) receive payment of any dividend or other distribution or allotment of any rights, (ii) exercise any rights in respect of any change, conversion or exchange of stock of the Corporation or (iii) take any other lawful action, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board and shall not be more than 60 days prior to such action.

(b) If no such record date is fixed by the Board:

(i) the record date for determining Stockholders entitled to notice of, and to vote at, a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii) the record date for determining Stockholders entitled to consent to corporate action without a meeting of Stockholders (unless otherwise provided in the Certificate of Incorporation or applicable law), when no prior action by the Board is required by applicable law, shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and if prior action by the Board is required

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by applicable law, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting of Stockholders shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and

(iii) the record date for determining Stockholders entitled to (x) receive payment of any dividend or other distribution or allotment of any rights, (y) exercise any rights in respect of any change, conversion or exchange of stock of the Corporation or (z) take any other lawful action, unless otherwise required by the Certificate of Incorporation or applicable law, shall be at the close of business on the day on which the Board adopts the resolutions relating thereto.

(c) When a determination of Stockholders of record entitled to notice of, or to vote at, any meeting of Stockholders has been made as provided in this Section 2.4, such determination shall apply to any adjournment thereof, unless the Board fixes a new Voting Record Date for the adjourned meeting of Stockholders, in which case the Board shall also fix such Voting Record Date or a date earlier than such date as the new Notice Record Date for such adjourned meeting.

Section 2.5 Notice of Meetings of Stockholders. Whenever, under the provisions of applicable law, the Certificate of Incorporation or these By-laws, Stockholders are required or permitted to take any action at a meeting of Stockholders, a notice of the meeting in form of a writing or electronic transmission shall be given stating: (a) the place, if any, date and hour of such meeting; (b) the means of remote communication, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting; (c) the Voting Record Date, if such date is different from the Notice Record Date; and, (d) in the case of a special meeting of Stockholders, the purpose or purposes for which such meeting is called. Unless otherwise provided by these By-laws or applicable law, the notice of any meeting of Stockholders shall be given, not less than ten days nor more than 60 days before the date of such meeting, to each Stockholder entitled to vote at such meeting as of the Notice Record Date. If mailed, such notice shall be deemed to be given when deposited in the U.S. mail, with postage prepaid, and directed to the Stockholder at his, her or its address as it appears on the records of the Corporation. Without limiting the manner by which notices of meetings otherwise may be given effectively to Stockholders, any such notice may be given by electronic mail or other electronic transmission in the manner provided in Section 232 of the General Corporation Law. An affidavit of the Secretary, an Assistant Secretary or the transfer agent of the Corporation that the notice required by this Section 2.5 has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. If a meeting of Stockholders is adjourned to another time or place, notice need not be given of the adjourned meeting of Stockholders if the time and place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting of Stockholders at which the adjournment is taken. Any business that might have been transacted at the meeting of Stockholders as originally called may be transacted at the adjourned meeting of Stockholders. If, however, the adjournment is for more than 30 days, a notice of the adjourned meeting of Stockholders shall be given to each Stockholder of record entitled to vote at such meeting. If, after the adjournment, a new Voting Record Date is fixed for the adjourned meeting of Stockholders, the Board shall fix a new Notice Record Date in accordance with Section 2.4 and shall give notice of such adjourned meeting to each Stockholder entitled to vote at such meeting as of the Notice Record Date.

Section 2.6 Waivers of Notice. Whenever the giving of any notice to Stockholders is required to be given by applicable law, the Certificate of Incorporation or these By-laws, a written waiver, signed by the person entitled to notice, or a waiver electronic transmission by the person entitled to notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a Stockholder at a meeting of Stockholders shall constitute a waiver of notice of such meeting except when the Stockholder attends such meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business on the ground that such meeting has not been lawfully called or convened. Any Stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given. Neither the business to be transacted at, nor the purposes of, any regular or special meeting of Stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these By-laws.

Section 2.7 List of Stockholders. The Corporation shall prepare and make available, at least ten days before every meeting of Stockholders, a complete, alphabetical list of the Stockholders entitled to vote at the meeting of Stockholders (provided, however, that if the record date for determining the Stockholders entitled to vote

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is less than ten days before the date of the meeting, the list shall reflect the Stockholders entitled to vote as of the tenth day before the meeting date), and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list may be examined by any Stockholder or such Stockholder’s agent or attorney, at such Stockholder’s expense, for any purpose germane to the meeting of Stockholders, for a period of at least ten days prior to such meeting, during ordinary business hours at the principal place of business of the Corporation or on a reasonably accessible electronic network as provided by applicable law. Except as provided by applicable law, the stock ledger shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders or to vote in person or by proxy at any meeting of Stockholders.

Section 2.8 Quorum of Stockholders; Adjournment. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, at each meeting of Stockholders, the presence, in person, or represented by proxy, of the holders of a majority of the voting power of all issued and outstanding shares of stock of the Corporation entitled to vote at the meeting of Stockholders shall constitute a quorum for the transaction of any business at such meeting, except that, where a separate vote by a class or series of classes of shares is required, a quorum shall consist of no less than a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable, present in person or represented by proxy. In the absence of a quorum, the holders of a majority in voting power of the shares of stock of the Corporation present in person or represented by proxy at any meeting of Stockholders, including an adjourned meeting of Stockholders, and entitled to vote at the meeting may adjourn such meeting to another time and place. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of Directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including, but not limited to its own stock, held by it in a fiduciary capacity.

Section 2.9 Voting; Proxies. Unless otherwise provided by the General Corporation Law and except as specifically provided in Section 5.1(i)(1) of the Certificate of Incorporation, each Stockholder entitled to vote at any meeting of Stockholders shall be entitled to one vote for each share of stock of the Corporation held by such Stockholder which has voting power upon the matter in question. At any meeting of Stockholders, all matters other than the election of Directors, except as otherwise provided by the Certificate of Incorporation, these By-laws or any applicable law, shall be decided by the affirmative vote of the holders of a majority in voting power of the issued and outstanding shares of capital stock of the Corporation present in person or represented by proxy and entitled to vote thereon. At all meetings of Stockholders for the election of Directors, a plurality of the votes cast shall be sufficient to elect Directors. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting of the Corporation may authorize another person or persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy expressly provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Stockholder may revoke any proxy that is not irrevocable by attending the meeting of Stockholders and voting in person or by delivering to the Secretary a revocation of the proxy or by delivering a new proxy bearing a later date.

Section 2.10 Voting Procedures and Inspectors at Meetings of Stockholders. The Corporation, in advance of any meeting of Stockholders, shall appoint one or more inspectors, who may be employees of the Corporation, to act at such meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of Stockholders, the person presiding at such meeting shall appoint one or more inspectors to act at such meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting of Stockholders and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at such meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting of Stockholders shall be determined by the person presiding at such meeting and shall be announced at such meeting.

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No ballot, proxies, votes or any revocation thereof or change thereto shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware, upon application by a Stockholder, shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11 Conduct of Meetings; Adjournment. The Board may adopt such rules and procedures for the conduct of Stockholder meetings as it deems appropriate. At each meeting of Stockholders, the Chairman or, in the absence of the Chairman, the Vice Chairman or a designee appointed by the Chairman shall preside over each such meeting. Except to the extent inconsistent with the rules and procedures as adopted by the Board, the person presiding over the meeting of Stockholders shall have the right and authority to convene, adjourn and reconvene such meeting from time to time to prescribe such additional rules and procedures and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of such meeting. Such rules and procedures, whether adopted by the Board or prescribed by the person presiding over the meeting of Stockholders, may include (a) the establishment of an agenda or order of business for such meeting, (b) rules and procedures for maintaining order at such meeting and the safety of those present, (c) limitations on attendance at or participation in such meeting to Stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the person presiding over such meeting shall determine:

(a) restrictions on entry to such meeting after the time fixed for the commencement thereof; and

(b) limitations on the time allotted to questions or comments by participants. The person presiding over any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of such meeting, may determine and declare to the meeting of Stockholders that a matter or business was not properly brought before such meeting and if such presiding person should so determine, he or she shall so declare to such meeting and any such matter or business not properly brought before such meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting of Stockholders, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The Secretary or, in the absence of the Secretary, one of the Assistant Secretaries or a designee appointed by the Chairman shall act as secretary of the meeting of Stockholders. To the extent permitted by applicable law, meetings of Stockholders may be conducted by remote communications, including by webcast.

Section 2.12 Order of Business. The order of business at all meetings of Stockholders shall be as determined by the person presiding over the meeting of Stockholders.

Section 2.13 Consent of Stockholders Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By-laws and subject to, with respect to preferred stock, the terms of any series of preferred stock, (i) for so long as the holders of shares of Class X Common Stock, with par value of $0.0001 per share (the “Class X Common Stock”), beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in the election of directors, any action that is required or permitted to be taken by the Stockholders may be effected by consent in lieu of a meeting and (ii) if the holders of shares of Class X Common Stock do not beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in the election of directors, any action required or permitted to be taken by the Stockholders must be effected at a duly called annual or special meeting of the Stockholders and may not be effected by any consent in lieu of a meeting. A consent must be set forth in writing or in an electronic transmission, and no consent shall be effective to take the corporate action referred to therein unless consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner required by Section 228 of the General Corporation Law within 60 days of the first date on which a consent is so delivered to the Corporation. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective. Prompt notice of the taking of the corporate action without a meeting of Stockholders by less than unanimous consent shall be given to those Stockholders who have not consented and who, if the action had been taken at a meeting of Stockholders, would have been entitled to notice of the meeting of Stockholders if the record date for such meeting had been the date that consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided in Section 228 of the General Corporation Law.

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ARTICLE III
DIRECTORS

Section 3.1 General Powers. Except as otherwise provided by the Certificate of Incorporation or the General Corporation Law, the business and affairs of the Corporation shall be managed by, or under the direction of, the Board. The Board may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these By-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.2 Number of Directors; Term of Office.

(a) Except as otherwise provided for in the Certificate of Incorporation or fixed pursuant to the provisions of Section 5.2 of the Certificate of Incorporation relating to the rights of the holders of any series of preferred stock of the Corporation to elect additional Directors, the total number of Directors constituting the entire Board shall, (a) as of the date of the Certificate of Incorporation, initially be five and (b) thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. The Board shall elect from its ranks a Chairman of the Board, who shall have the powers and perform such duties as provided in these By-laws and as the Board may from time to time prescribe.

(b) Except as otherwise provided for in the Certificate of Incorporation or fixed pursuant to the provisions of Section 5.2 of the Certificate of Incorporation relating to the rights of the holders of any series of preferred stock of the Corporation to elect additional Directors, the Board shall be and is divided into three classes, as nearly equal in number as possible, designated: Class I, Class II and Class III. In case of any increase or decrease, from time to time, in the number of Directors, the number of Directors in each class shall be apportioned as nearly equal as possible. No decrease in the number of Directors shall shorten the term of any incumbent director.

(c) Except as otherwise provided for in the Certificate of Incorporation or fixed pursuant to the provisions of Section 5.2 of the Certificate of Incorporation relating to the rights of the holders of any series of preferred stock of the Corporation to elect additional Directors, each Director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such Director was elected; provided, that each Director initially appointed to Class I shall serve for an initial term expiring at the Corporation’s first annual meeting of Stockholders following the effectiveness of this provision; each Director initially appointed to Class II shall serve for an initial term expiring at the Corporation’s second annual meeting of Stockholders following the effectiveness of this provision; and each Director initially appointed to Class III shall serve for an initial term expiring at the Corporation’s third annual meeting of Stockholders following the effectiveness of this provision; provided further, that the term of each Director shall continue until the election and qualification of a successor and be subject to such Director’s earlier death, resignation or removal.

Section 3.3 Nominations of Directors.

(a) Notwithstanding the foregoing provisions of this Section 3.3, each Director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, or removal. No decrease in the authorized number of Directors constituting the Board shall shorten the term of any incumbent Director.

(b) Subject to Section 3.3(k), only persons who are nominated in accordance with the procedures set forth in this Section 3.3 are eligible for election as Directors.

(c) Nominations of persons for election to the Board may only be made at a meeting of Stockholders properly called for the election of Directors and only (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (A) was a Stockholder of record of the Corporation when the notice required by this Section 3.3 is delivered to the Secretary and at the time of such meeting, (B) is entitled to vote for the election of Directors at such meeting and (C) complies with the notice and other provisions of this Section 3.3. Subject to Section 3.3(k), clause (ii) of this Section 3.3(c) is the exclusive means by which a Stockholder may nominate a person for election to the Board. Persons nominated in accordance with clause (ii) of this Section 3.3(c) are referred to as “Stockholder Nominees.” A Stockholder nominating persons for election to the Board is referred to as the “Nominating Stockholder.”

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(d) Subject to Section 3.3(k), all nominations of Stockholder Nominees must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Nomination”). To be timely, the Notice of Nomination must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the attention of the Secretary, by the following dates:

(i) in the case of the nomination of a Stockholder Nominee for election to the Board at an annual meeting of Stockholders, no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that if (A) the annual meeting of Stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of Stockholders or (B) no annual meeting of Stockholders was held during the prior year, the notice by the Stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure; and

(ii) in the case of the nomination of a Stockholder Nominee for election to the Board at a special meeting of Stockholders, no earlier than 120 days before and no later than the later of 90 days before such special meeting and the tenth day after the day on which the notice of such special meeting was made by mail or Public Disclosure.

(e) Notwithstanding anything to the contrary, if the number of Directors to be elected to the Board at a meeting of Stockholders is increased and there is no Public Disclosure by the Corporation naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting of Stockholders, a Notice of Nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered personally and received at the Office of the Corporation, addressed to the attention of the Secretary, no later than the close of business on the tenth day following the day on which such Public Disclosure is first made by the Corporation.

(f) In no event shall an adjournment or postponement, or Public Disclosure of an adjournment or postponement, of an annual or special meeting of Stockholders commence a new time period (or extend any time period) for the giving of the Notice of Nomination.

(g) The Notice of Nomination shall set forth:

(i) the Stockholder Information with respect to each Nominating Stockholder and Stockholder Associated Person of such Nominating Stockholder;

(ii) a representation to the Corporation that each Nominating Stockholder is a holder of record of stock of the Corporation entitled to vote at the meeting of Stockholders and intends to appear in person or by proxy at such meeting to propose such nomination;

(iii) all information regarding each Stockholder Nominee and Stockholder Associated Person of the Nominating Stockholder nominating such Stockholder Nominee that would be required to be disclosed in a solicitation of proxies subject to Section 14 of the Exchange Act, the written consent of such Stockholder Nominee to being named in a proxy statement as a nominee and to serve if elected and a completed signed questionnaire, representation and agreement required by Section 3.4;

(iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among a Nominating Stockholder, Stockholder Associated Person of such Nominating Stockholder or their respective associates, or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation SK if such Nominating Stockholder, Stockholder Associated Person of such Nominating Stockholder or any person acting in concert therewith were the “registrant” for purposes of such rule and the Stockholder Nominee nominated by such Stockholder Nominee were a director or executive of such registrant;

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(v) the Stockholder Information with respect to any stock or other interests of the Corporation held by members of the Nominating Stockholder’s or its Stockholder Associated Person’s immediate family sharing the same household;

(vi) a representation to the Corporation as to whether each Nominating Stockholder intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination of such Nominating Stockholder’s Stockholder Nominees or (B) otherwise to solicit proxies from Stockholders in support of such nomination;

(vii) all other information that would be required to be filed with the SEC if each Nominating Stockholder and Stockholder Associated Persons of such Nominating Stockholder were participants in a solicitation subject to Section 14 of the Exchange Act; and

(viii) a representation and covenant for the benefit of the Corporation that each Nominating Stockholder shall provide any other information reasonably requested by the Corporation.

(h) Upon request by the Corporation, if a Nominating Stockholder provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Stockholder shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting of shareholders, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

(i) The Nominating Stockholders shall also provide any other information reasonably requested by the Corporation within ten business days after such request.

(j) In addition, the Nominating Stockholders shall further update and supplement the information provided to the Corporation in the Notice of Nomination or upon the Corporation’s request pursuant to Section 3.3(g) as needed, so that such information shall be true and correct as of the record date for the meeting of Stockholders and as of the date that is five business days before such meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no later than five business days after the record date for the meeting of Stockholders (in the case of the update and supplement required to be made as of the record date), and not later than two business days before the date for such meeting (in the case of the update and supplement required to be made as of five business days before the meeting or any adjournment or postponement thereof).

(k) Unless otherwise required by law, if any Nominating Stockholder (i) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and (ii) subsequently fails to comply with any requirements of Rule 14a-19 promulgated under the Exchange Act or any other rules or regulations thereunder, then the Corporation shall disregard any proxies or votes solicited for such nominees and such nomination shall be disregarded.

(l) The person presiding over the meeting of Stockholders shall, if the facts warrant, determine and declare to such meeting, that the nomination of Directors was not made in accordance with the procedures set forth in this Section 3.3, and, if he or she should so determine, he or she shall so declare to such meeting and the defective nomination shall be disregarded.

(m) If a Nominating Stockholder (or a qualified representative of such Stockholder) does not appear at the applicable Stockholder meeting to nominate its Stockholder Nominees, such nomination shall be disregarded and such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.3, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(n) Nothing in this Section 3.3 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

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Section 3.4 Nominee and Director Qualifications. Unless the Board determines otherwise, to be eligible to be a nominee for election or reelection as a Director, a person must deliver (in accordance with the time periods prescribed for delivery of notice by the Board) to the Secretary at the Office of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person will act or vote as a Director on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply with such person’s fiduciary duties as a Director under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein and (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, and will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading and other policies and guidelines of the Corporation that are applicable to Directors.

Section 3.5 Resignation. Any Director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective. If no such specification is made, the resignation shall be deemed effective at the time of delivery of the resignation to the Corporation. When one or more Directors shall resign from the Board, effective at a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his or her successor shall have been duly elected and qualified.

Section 3.6 Compensation. Each Director, in consideration of his or her service as such, shall be entitled to receive from the Corporation such amount per annum or such fees (payable in cash or equity) for attendance at Directors’ meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in connection with the performance of his or her duties. Each Director who shall serve as a member of any committee of Directors in consideration of serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in the performance of his or her duties. Nothing contained in this Section 3.6 shall preclude any Director from serving the Corporation or its subsidiaries in any other capacity and receiving proper compensation therefor.

Section 3.7 Regular Meetings. Regular meetings of the Board may be held without notice at such times and at such places within or without the State of Delaware as may be determined from time to time by the Board or its Chairman.

Section 3.8 Special Meetings. Special meetings of the Board may be held at such times and at such places within or without the State of Delaware as may be determined by the Chairman or the Vice Chairman on at least 24 hours’ notice to each Director given by one of the means specified in Section 3.11 other than by mail or on at least three days’ notice if given by mail.

Section 3.9 Telephone Meetings. Board or Board committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in such meeting can hear each other. Participation by a Director in a Board or Board committee meeting pursuant to this Section 3.9 shall constitute presence in person at such meeting.

Section 3.10 Adjourned Meetings. A majority of the Directors present at any meeting of the Board, including an adjourned meeting of the Board, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board shall be given

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to each Director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 other than by mail or at least three days’ notice if by mail. Any business may be transacted at an adjourned meeting of the Board that might have been transacted at the meeting of the Board as originally called.

Section 3.11 Notice Procedure. Subject to Section 3.8 and in Section 3.12, whenever notice is required to be given to any Director by applicable law, the Certificate of Incorporation or these By-laws, such notice shall be deemed given effectively if given in person or by telephone, mail or electronic mail addressed to such Director at such Director’s address or email address, as applicable, as it appears on the records of the Corporation, facsimile or by other means of electronic transmission.

Section 3.12 Waiver of Notice. Whenever notice is required to be given to Directors by applicable law, the Certificate of Incorporation or these By-laws, a written waiver, signed by the Director entitled to the notice, or a waiver by electronic transmission by the Director entitled to notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a Director at a meeting of the Board shall constitute a waiver of notice of such meeting except when the Director attends a meeting of the Board for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business on the ground that such meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board or Board committee meeting need be specified in any waiver of notice.

Section 3.13 Organization. At each meeting of the Board, the Chairman, or in the absence of the Chairman, a Vice Chairman, or if a Vice Chairman has not been appointed or is absent, a Director or Officer appointed by the Chairman, shall preside. The Secretary shall act as secretary at each meeting of the Board. If the Secretary is absent from any meeting of the Board, an Assistant Secretary shall perform the duties of secretary at such meeting, and in the absence from any such meeting of the Secretary and all Assistant Secretaries, the person presiding at such meeting may appoint any person to act as secretary of such meeting.

Section 3.14 Quorum of Directors. The presence in person of a majority of the total number of Directors of the Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board.

Section 3.15 Voting. Except as otherwise expressly required by these By-laws or the Certificate of Incorporation, the vote of a majority of the Directors present at a meeting of the Board at which a quorum is present shall be the act of the Board; provided that to the extent one or more Directors recuses himself or herself from an act, the act of a majority of the remaining Directors present at such meeting shall be the act of the Board.

Section 3.16 Action Without Meeting. Unless otherwise restricted by these By-laws or the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting of the Board or the committee, if all Directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and, after an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or committee thereof, in the same paper or electronic form as the minutes are maintained.

Section 3.17 Chairman, Vice Chairman and Lead Independent Director. The Board may appoint from its members a Chairman. The Board may, in its sole discretion, from time to time appoint one or more Vice Chairman, each of whom in such capacity shall report directly to the Chairperson. The Chairman, if appointed and when present, shall preside at all meetings of Stockholders and the Board. The Chairman shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board shall designate from time to time. The Chairman, or if the Chairman is not an independent director, one of the independent directors, may be designated by the Board as lead independent director to serve as such until replaced by the Board (“Lead Independent Director”). The Lead Independent Director will perform such other duties as may be established or delegated by the Board.

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ARTICLE IV
COMMITTEES OF THE BOARD

Section 4.1 Committees of the Board. The Board may, by resolution, designate one or more committees of the Board, including, without limitation, an audit committee, a compensation committee, an investment committee and an executive committee, and each such committee shall consist of one or more of the Directors of the Corporation. The Board may, by resolution, adopt (a) an overall governance policy, which may include a delegation of authority from the Board to any such committee and/or any officer of the Corporation, and/or (b) a charter for any such committee. The Board may designate one or more Directors as alternate members of any committee of the Board, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee of the Board shall be absent from any meeting of such committee, or disqualified from voting thereat, the remaining member or members present at such meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board to act at such meeting in the place of any such absent or disqualified member. Any such committee of the Board, to the extent permitted by applicable law, and to the extent provided by resolution of the Board designating such committee, in an overall governance policy and/or the charter for such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board. The Board may remove any Director from any committee of the Board at any time, with or without cause. Unless the Board provides otherwise, at all meetings of a committee of the Board, a majority of the then authorized members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such committee present at any meeting of such committee at which there is a quorum shall be the act of such committee. Each committee of the Board shall keep regular minutes of its meetings. Unless the Board provides otherwise, each committee of the Board designated by the Board may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures, each committee of the Board shall conduct its business in the same manner as the Board conducts its business pursuant to ARTICLE III.

ARTICLE V
OFFICERS

Section 5.1 Positions; Election. The Board may from time to time elect officers of the Corporation, which may include a Chief Executive Officer, a President, a Chief Financial Officer, one or more Vice Presidents, a Secretary, a Treasurer and any other officers as it may deem proper. The Board may delegate to any elected officer of the Corporation the power to appoint and remove any such officers and to prescribe their respective terms of office, authorities and duties. Any number of offices may be held by the same person. Should the Corporation or any of its subsidiaries enter into any management services or similar agreement with another entity (each as may be amended, supplemented, restated or replaced from time to time), the officers of the Corporation may be the officers or employees of such entity to the extent permitted by applicable law.

Section 5.2 Term of Office. Each officer of the Corporation shall hold office for such term as may be determined by the Board or, except with respect to his or her own office, the Chief Executive Officer, or until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation or removal. Any officer of the Corporation may resign at any time upon written notice to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer of the Corporation shall be without prejudice to the contract rights of the Corporation, if any. Any officer of the Corporation may be removed at any time with or without cause by the Board or, in the case of appointed officers of the Corporation, by any elected officer of the Corporation upon whom such power of removal shall have been conferred by the Board. Any vacancy occurring in any office of the Corporation may be filled by the Board or, in the case of appointed officers of the Corporation, by any elected officer of the Corporation upon whom such power of appointment shall have been conferred by the Board. The election or appointment of an officer of the Corporation shall not of itself create contract rights.

Section 5.3 Chief Executive Officer. The Chief Executive Officer shall have general supervision over, and direction of, the business and affairs of the Corporation, subject, however, to the control of the Board and of any duly authorized committee of the Board. The Chief Executive Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and

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execution thereof shall be expressly delegated by resolution of the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed and, in general, the Chief Executive Officer shall perform all duties incident to the office of chief executive officer of a corporation and such other duties as may be determined from time to time by the Board. The Board may appoint Co-Chief Executive Officers who shall share the powers, rights and obligations set forth herein or otherwise determined by the Board.

Section 5.4 President. The President shall have duties incident to the office of president of a corporation and any other duties as may from time to time be assigned to the President by the Chief Executive Officer (if the President and Chief Executive Officer are not the same person) or the Board and subject to the control of the Chief Executive Officer (if the President and Chief Executive Officer are not the same person) and the Board in each case. The President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.

Section 5.5 Vice Presidents. Each Vice President (including Executive Vice Presidents and Senior Vice Presidents) shall have the duties incident to the office of vice president of a corporation and any other duties that may from time to time be assigned to such Vice President by the Chief Executive Officer, the President or the Board. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.

Section 5.6 Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board or the Chief Executive Officer, or if no Chief Executive officer is then serving, the President. The Chief Financial Officer, subject to the order of the Board, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to the office of chief financial officer of a corporation and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. To the extent that the Chief Financial Officer has been appointed and the Treasurer has not been appointed, all references in these By-laws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the controller or any assistant controller, to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each of the Treasurer and any Assistant Treasurer, and each controller and assistant controller, shall perform other duties commonly incident to the office of chief financial officer of a corporation and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

Section 5.7 Secretary. The Secretary shall attend all meetings of the Board and of the Stockholders, record all the proceedings of the meetings of the Board and of the Stockholders in a book to be kept for that purpose and perform like duties for committees of the Board, when required. The Secretary shall give, or cause to be given, notice of all special meetings of the Board and of the Stockholders and perform such other duties as may be prescribed by the Board, the Chief Executive Officer or the President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary or an Assistant Secretary shall have authority to affix the same on any instrument that may require it, and when so affixed, the seal may be attested by the signature of the Secretary or such Assistant Secretary. The Board may give general authority to any other officer of the Corporation to affix the seal of the Corporation and to attest the same by such officer’s signature. The Secretary or an Assistant Secretary may also attest all instruments signed by the Chairman, the Vice Chairman the Chief Executive Officer, the President or any Vice President. The Secretary shall have charge of all the books, records and papers of the Corporation relating to its organization and management, see that the reports, statements and other documents required by applicable law are properly kept and filed and, in general, perform all duties incident to the office of secretary of a corporation and such other duties as may from time to time be assigned to the Secretary by the Board, the Chief Executive Officer or the President.

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Section 5.8 Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation, receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever, deposit all such moneys and valuable effects in the name and to the credit of the Corporation in such depositaries as may be designated by the Board, against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositaries of the Corporation signed in such manner as shall be determined by the Board and be responsible for the accuracy of the amounts of all moneys so disbursed, regularly enter or cause to be entered in books or other records maintained for the purpose full and adequate account of all moneys received or paid for the account of the Corporation, have the right to require from time to time reports or statements giving such information as the Treasurer may desire with respect to any and all financial transactions of the Corporation from the officers or agents of the Corporation transacting the same, render to the Chief Executive Officer, the President or the Board, whenever the Chief Executive Officer, the President or the Board shall require the Treasurer so to do, an account of the financial condition of the Corporation and of all financial transactions of the Corporation, disburse the funds of the Corporation as ordered by the Board and, in general, perform all duties incident to the office of treasurer of a corporation and such other duties as may from time to time be assigned to the Treasurer by the Board, the Chief Executive Officer or the President.

Section 5.9 Assistant Secretaries and Assistant Treasurers. Each Assistant Secretary and each Assistant Treasurer shall perform such duties as shall be assigned to it by the Secretary or the Treasurer, respectively, or by the Board, the Chief Executive Officer or the President.

ARTICLE VI
GENERAL PROVISIONS

Section 6.1 Certificates Representing Shares. The shares of stock of the Corporation may be represented by certificates or be uncertificated shares evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. If shares of stock of the Corporation are represented by certificates, such certificates shall be in the form approved by the Board. The certificates representing shares of stock of the Corporation shall be signed by, or in the name of, the Corporation by the Chief Executive Officer, the President or any Vice President, the Chief Financial Officer and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar of the Corporation whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 6.2 Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agents and registry offices or agents at such place or places as may be determined from time to time by the Board.

Section 6.3 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the allegedly lost, stolen or destroyed certificate or his, her or its legal representative to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 6.4 Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 6.5 Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

Section 6.6 Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year unless otherwise determined by the Board.

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Section 6.7 Amendments. These By-laws may be adopted, altered, amended or repealed in accordance with the Certificate of Incorporation and the General Corporation Law; provided that notwithstanding any other provision of this Certificate of Incorporation or the By-laws or the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-laws, the affirmative vote of the holders of 80% of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting as a single class, shall be required to amend, alter, change or repeal all or any portion of Section 3.2.

Section 6.8 Conflict with Applicable Law or Certificate of Incorporation. These By-laws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these By-laws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VII
INDEMNIFICATION

Section 7.1 Directors and Executive Officers. The Corporation shall indemnify its Directors and executive officers (for the purposes of this ARTICLE VII, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the Exchange Act) to the extent not prohibited by the General Corporation Law or any other applicable law; provided, however, that the Corporation may modify the extent of such indemnification by individual contracts with its Directors and executive officers; provided, further, that the Corporation shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (a) such indemnification is expressly required to be made by applicable law, (b) the proceeding was authorized by the Board, (c) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law or any other applicable law or (d) such indemnification is required to be made under Section 7.4.

Section 7.2 Other Officers, Employees and Other Agents. The Corporation shall have the power to indemnify its officers (other than executive officers who shall be indemnified pursuant to Section 7.1), employees and other agents as set forth in the General Corporation Law or any other applicable law. The Board shall have the power to delegate the determination of whether indemnification shall be given to any such person (except executive officers) to such officers of the Corporation or other persons as the Board shall determine.

Section 7.3 Expenses. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a Director or executive officer of the Corporation or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise (each, an “indemnitee”) prior to the final disposition of such action, suit or proceeding, promptly following request therefor, all expenses incurred by any indemnitee in connection with such action, suit or proceeding; provided, however, that if the General Corporation Law requires an advancement of expenses incurred by an indemnitee in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.3 or otherwise.

Section 7.4 Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to indemnitees under these By-laws shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and such indemnitee. Any right to indemnification or advances granted by this ARTICLE VII to an indemnitee shall be enforceable by or on behalf of the person holding such right in the Court of Chancery of the State of Delaware if (a) the claim for indemnification or advances is denied, in whole or in part, or (b) no disposition of such claim is made within 90 days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the General Corporation Law or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an

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executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a Director of the Corporation) for advances, the Corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the Corporation (including its Board, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law or any other applicable law, nor an actual determination by the Corporation (including its Board, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by an indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE VII or otherwise shall be on the Corporation.

Section 7.5 Non-Exclusivity of Rights. The rights conferred on any person by these By-laws shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the General Corporation Law or by any other applicable law.

Section 7.6 Survival of Rights. The rights conferred on any person by these By-laws shall continue as to a person who has ceased to be a Director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 7.7 Insurance. To the fullest extent permitted by the General Corporation Law or any other applicable law, the Corporation, upon approval by the Board, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this ARTICLE VII.

Section 7.8 Amendments. Any amendment, repeal or modification of this ARTICLE VII shall only be prospective only and shall not affect the rights under these By-laws in effect at the time of the alleged occurrence of any action or omission that is the cause of any proceeding against any agent of the Corporation.

Section 7.9 Saving Clause. If these By-laws or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each indemnitee to the full extent not prohibited by any applicable portion of this ARTICLE VII that shall not have been invalidated, or by any other applicable law. If this ARTICLE VII shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each indemnitee to the full extent under any other applicable law.

Section 7.10 Certain Definitions. For the purposes of this ARTICLE VII, the following definitions shall apply:

(a) the term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative;

(b) the term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding;

(c) the term the “Corporation” shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee

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or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this ARTICLE VII with respect to the resulting or surviving Corporation as he or she would have with respect to such constituent Corporation if its separate existence had continued;

(d) references to a “Director,” “executive officer,” “officer,” “employee,” or “agent” of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise; and

(e) (i) references to (A) “other enterprises” shall include employee benefit plans, (B) “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan and (C) “serving at the request of the Corporation” shall include any service as a Director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such Director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries and (ii) a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this ARTICLE VII.

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Annex C

Form of Post-Closing Incentive Equity Plan

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WHC WORLDWIDE, INC.
2022 OMNIBUS EQUITY INCENTIVE PLAN

Section 1. Purpose of Plan.

The name of the Plan is the WHC Worldwide, Inc. 2022 Omnibus Equity Incentive Plan (the “Plan”). The purposes of the Plan are to (i) provide an additional incentive to selected employees, directors, and consultants of the Company or its Affiliates whose contributions are essential to the growth and success of the Company, (ii) strengthen the commitment of such individuals to the Company and its Affiliates, (iii) motivate those individuals to faithfully and diligently perform their responsibilities and (iv) attract and retain competent and dedicated individuals whose efforts will result in the long-term growth and profitability of the Company. To accomplish these purposes, the Plan provides that the Company may grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards or any combination of the foregoing.

Section 2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “Administrator” means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 hereof.

(b) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified as of any date of determination.

(c) “Applicable Laws” means the applicable requirements under U.S. federal and state corporate laws, U.S. federal and state securities laws, including the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Awards are granted under the Plan, as are in effect from time to time.

(d) “Award” means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Other Stock-Based Award granted under the Plan.

(e) “Award Agreement” means any written notice, agreement, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

(f) “Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(g) “Board” means the Board of Directors of the Company.

(h) “Bylaws” mean the bylaws of the Company, as may be amended and/or restated from time to time.

(i) “Cause” has the meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or if such agreement does not define “Cause,” then “Cause” means (i) the conviction, guilty plea or plea of “no contest” by the Participant to any felony or a crime involving moral turpitude or the Participant’s commission of any other act or omission involving dishonesty or fraud, (ii) the substantial and repeated failure of the Participant to perform duties of the office held by the Participant, (iii) the Participant’s gross negligence, willful misconduct or breach of fiduciary duty with respect to the Company or any of its Subsidiaries or Affiliates, (iv) any breach by the Participant of any restrictive covenants to which the Participant is subject, and/or (v) the Participant’s engagement in any conduct which is or can reasonably be expected to be materially detrimental or injurious to the business or reputation of the Company or its Affiliates. Any voluntary termination of employment or service by the Participant in anticipation of an involuntary termination of the Participant’s employment or service, as applicable, for Cause shall be deemed to be a termination for Cause.

(j) “Change in Capitalization” means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) special or extraordinary dividend or other extraordinary distribution (whether in the form of cash, Common Stock or other property), stock

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split, reverse stock split, share subdivision or consolidation, (iii) combination or exchange of shares or (iv) other change in corporate structure, which, in any such case, the Administrator determines, in its sole discretion, affects the Shares such that an adjustment pursuant to Section 5 hereof is appropriate.

(k) “Change in Control” means the first occurrence of an event set forth in any one of the following paragraphs following the Effective Date:

(1) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person which were acquired directly from the Company or any Affiliate thereof) representing greater than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (3) below;

(2) the date on which the individuals who constitute the Board as of the Effective Date and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended cease for any reason to constitute a majority of the number of directors serving on the Board;

(3) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary with any other corporation or other entity, other than (i) a merger or consolidation (A) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, fifty percent (50%) or more of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger or consolidation is then a Subsidiary, the ultimate parent thereof, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; or

(4) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions and (ii) to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to any Award that constitutes deferred compensation under Section 409A of the Code only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code. For purposes of this definition of Change in Control, the term “Person” shall not include (i) the Company or any

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Subsidiary thereof, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of the Company.

(l) “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(m) “Committee” means any committee or subcommittee the Board (including, but not limited to the Compensation Committee) may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and any other qualifications required by the applicable stock exchange on which the Common Stock is traded.

(n) “Common Stock” means the Class A Common Stock of the Company, par value $0.0001.

(o) “Company” means WHC Worldwide, Inc., a Delaware corporation (or any successor company, except as the term “Company” is used in the definition of “Change in Control” above).

(p) “Consultant” means any individual or entity which performs bona fide services to the Company or an Affiliate, other than as an employee or director, and who may be offered securities registerable pursuant to a registration statement on Form S-8 under the Securities Act.

(q) “Disability” has the meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or if such agreement does not define “Disability,” then “Disability” means that a Participant, as determined by the Administrator in its sole discretion, (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or an Affiliate thereof.

(r) “Effective Date” has the meaning set forth in Section 16 hereof.

(s) “Eligible Recipient” means an employee, director, or Consultant of the Company or any Affiliate of the Company who has been selected as an eligible participant by the Administrator; provided, however, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, an Eligible Recipient of an Option or a Stock Appreciation Right means an employee, director, or Consultant of the Company or any Affiliate of the Company with respect to whom the Company is an “eligible issuer of service recipient stock” within the meaning of Section 409A of the Code.

(t) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(u) “Exempt Award” shall mean the following:

(1) An Award granted in assumption of, or in substitution for, outstanding awards previously granted by a corporation or other entity acquired by the Company or any of its Subsidiaries or with which the Company or any of its Subsidiaries combines by merger or otherwise. The terms and conditions of any such Awards may vary from the terms and conditions set forth in the Plan to the extent the Administrator at the time of grant may deem appropriate, subject to Applicable Laws.

(2) An award that an Eligible Recipient purchases at Fair Market Value (including awards that an Eligible Recipient elects to receive in lieu of fully vested compensation that is otherwise due) whether or not the Shares are delivered immediately or on a deferred basis.

(v) “Exercise Price” means, (i) with respect to any Option, the per share price at which a holder of such Option may purchase Shares issuable upon exercise of such Award, and (ii) with respect to a Stock Appreciation Right, the base price per share of such Stock Appreciation Right.

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(w) “Fair Market Value” of a share of Common Stock or another security as of a particular date shall mean the fair market value as determined by the Administrator in good faith, which determination shall be binding and conclusive on all parties; provided, that, (i) if the Common Stock or other security is admitted to trading on a national securities exchange, the fair market value on any date shall be the closing sale price reported on such date, or if no shares were traded on such date, on the last preceding date for which there was a sale of a share of Common Stock on such exchange, or (ii) if the Common Stock or other security is then traded in an over-the-counter market, the fair market value on any date shall be the average of the highest closing bid price and the lowest closing ask price for such share in such over-the-counter market for the last preceding date on which there was a sale of such share in such market.

(x) “Free Standing Rights” has the meaning set forth in Section 8.

(y) “Good Reason” has the meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or if such agreement does not define “Good Reason,” “Good Reason” and any provision of this Plan that refers to “Good Reason” shall not be applicable to such Participant.

(z) “Incentive Compensation” means annual cash bonus and any Award.

(aa) “ISO” means an Option intended to be and designated as an “incentive stock option” within the meaning of Section 422 of the Code.

(bb) “Nonqualified Stock Option” shall mean an Option that is not designated as an ISO.

(cc) “Option” means an option to purchase shares of Common Stock granted pursuant to Section 7 hereof. The term “Option” as used in the Plan includes the terms “Nonqualified Stock Option” and “ISO.”

(dd) “Other Stock-Based Award” means a right or other interest granted pursuant to Section 10 hereof that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock, including, but not limited to, unrestricted Shares, dividend equivalents or performance units, each of which may be subject to the attainment of performance goals or a period of continued provision of service or employment or other terms or conditions as permitted under the Plan.

(ee) “Participant” means any Eligible Recipient selected by the Administrator, pursuant to the Administrator’s authority provided for in Section 3 below, to receive grants of Awards, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be.

(ff) “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(gg) “Plan” means this 2022 Omnibus Equity Incentive Plan.

(hh) “Related Rights” has the meaning set forth in Section 8.

(ii) “Restricted Period” has the meaning set forth in Section 9.

(jj) “Restricted Stock” means a Share granted pursuant to Section 9 below subject to certain restrictions that lapse at the end of specified period (or periods) of time and/or upon attainment of specified performance objectives.

(kk) “Restricted Stock Unit” means the right granted pursuant to Section 9 hereof to receive a Share at the end of a specified restricted period (or periods) of time and/or upon attainment of specified performance objectives.

(ll) “Rule 16b-3” has the meaning set forth in Section 3.

(mm) “Section 16 Officer” means any officer of the Company whom the Board has determined is subject to the reporting requirements of Section 16 of the Exchange Act, whether or not such individual is a Section 16 Officer at the time the determination to recoup compensation is made.

(nn) “Securities Act” means the Securities Act of 1933, as amended.

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(oo) “Shares” means shares of Common Stock reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, consolidation or other reorganization) security.

(pp) “Stock Appreciation Right” means a right granted pursuant to Section 8 hereof to receive an amount equal to the excess, if any, of (i) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Shares covered by such Award or such portion thereof, over (ii) the aggregate Exercise Price of such Award or such portion thereof.

(qq) “Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person.

(rr) “Transfer” has the meaning set forth in Section 14.

Section 3. Administration.

(a) The Plan shall be administered by the Administrator and shall be administered, to the extent applicable, in accordance with Rule 16b-3 under the Exchange Act (“Rule 16b-3”).

(b) Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(1) to select those Eligible Recipients who shall be Participants;

(2) to determine whether and to what extent Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(3) to determine the number of Shares to be covered by each Award granted hereunder;

(4) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (i) the restrictions applicable to Restricted Stock or Restricted Stock Units and the conditions under which restrictions applicable to such Restricted Stock or Restricted Stock Units shall lapse, (ii) the performance goals and periods applicable to Awards, (iii) the Exercise Price of each Option and each Stock Appreciation Right or the purchase price of any other Award, (iv) the vesting schedule and terms applicable to each Award, (v) the number of Shares or amount of cash or other property subject to each Award and (vi) subject to the requirements of Section 409A of the Code (to the extent applicable) any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the payment schedules of such Awards and/or, to the extent specifically permitted under the Plan, accelerating the vesting schedules of such Awards);

(5) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Awards;

(6) to determine the Fair Market Value in accordance with the terms of the Plan;

(7) to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant’s service or employment for purposes of Awards granted under the Plan;

(8) to adopt, alter and repeal such administrative rules, regulations, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(9) to construe and interpret the terms and provisions of, and supply or correct omissions in, the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan; and

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(10) to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of satisfying applicable non-United States laws or for qualifying for favorable tax treatment under applicable non-United States laws, which rules and regulations may be set forth in an appendix or appendixes to the Plan.

(c) Subject to Section 5, neither the Board nor the Committee shall have the authority to reprice or cancel and regrant any Award at a lower exercise, base or purchase price or cancel any Award with an exercise, base or purchase price in exchange for cash, property or other Awards without first obtaining the approval of the Company’s stockholders.

(d) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all Persons, including the Company and the Participants.

(e) The expenses of administering the Plan (which for avoidance of doubt does not include the costs of any Participant) shall be borne by the Company and its Affiliates.

(f) If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Articles of Incorporation or Bylaws of the Company, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee’s members.

Section 4. Shares Reserved for Issuance Under the Plan.

(a) Subject to Section 5 hereof, the number of Shares that are reserved and available for issuance pursuant to Awards granted under the Plan shall be 4,500,000, any or all of which such Shares may be granted as ISO Awards; provided, that, shares of Common Stock issued under the Plan with respect to an Exempt Award shall not count against such share limit.

(b) Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If an Award entitles the Participant to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan. If any Shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of Shares to the Participant, the Shares with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for granting Awards under the Plan. Notwithstanding the foregoing, (i) any Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options; and (ii) Shares surrendered or withheld as payment of either the Exercise Price of an Award (including Shares otherwise underlying a Stock Appreciation Right that are retained by the Company to account for the Exercise Price of such Stock Appreciation Right) and/or withholding taxes in respect of an Award shall no longer be available for grant under the Plan. In addition, (i) to the extent an Award is denominated in shares of Common Stock, but paid or settled in cash, the number of shares of Common Stock with respect to which such payment or settlement is made shall again be available for grants of Awards pursuant to the Plan and (ii) shares of Common Stock underlying Awards that can only be settled in cash shall not be counted against the aggregate number of shares of Common Stock available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be cancelled to the extent of the number of Shares as to which the Award is exercised and, notwithstanding the foregoing, such number of Shares shall no longer be available for grant under the Plan.

(c) The maximum number of Shares subject to Awards granted during a single fiscal year of the Company to any Participant who is an Eligible Recipient solely due to service as a director of the Company shall not exceed a total of 20,000 Shares.

Section 5. Equitable Adjustments.

In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the Plan pursuant to Section 4, (ii) the kind, number of securities subject to, and the Exercise Price subject to outstanding Options and Stock

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Appreciation Rights granted under the Plan, (iii) the kind, number and purchase price of Shares or other securities or the amount of cash or amount or type of other property subject to outstanding Restricted Stock, Restricted Stock Units or Other Stock-Based Awards granted under the Plan; and/or (iv) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); provided, however, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, but subject in all events to the requirements of Section 409A of the Code, for the cancellation of any outstanding Award granted hereunder in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the Shares, cash or other property covered by such Award, reduced by the aggregate Exercise Price or purchase price thereof, if any; provided, however, that if the Exercise Price or purchase price of any outstanding Award is equal to or greater than the Fair Market Value of the shares of Common Stock, cash or other property covered by such Award, the Administrator may cancel such Award without the payment of any consideration to the Participant. Further, without limiting the generality of the foregoing, with respect to Awards subject to foreign laws, adjustments made hereunder shall be made in compliance with applicable requirements. Except to the extent determined by the Administrator, any adjustments to ISOs under this Section 5 shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code. The Administrator’s determinations pursuant to this Section 5 shall be final, binding and conclusive.

Section 6. Eligibility and Award Limits.

The Participants in the Plan shall be selected from time to time by the Administrator, in its sole discretion, from those individuals that qualify as Eligible Recipients.

Section 7. Options.

(a) General. Options granted under the Plan shall be designated as Nonqualified Stock Options or ISOs. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option, and whether the Option is intended to be an ISO or a Nonqualified Stock Option (and in the event the Award Agreement has no such designation, the Option shall be a Nonqualified Stock Option). The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement.

(b) Exercise Price. The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of an Option be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant.

(c) Option Term. The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten (10) years after the date such Option is granted. Each Option’s term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, subject to Section 4(c) of the Plan, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate.

(d) Exercisability. Each Option shall be subject to vesting at such time or times and subject to such terms and conditions, including the attainment of performance goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion.

(e) Method of Exercise. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of whole Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the

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Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (ii) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by Applicable Laws or (iv) any combination of the foregoing.

(f) ISOs. The terms and conditions of ISOs granted hereunder shall be subject to the provisions of Section 422 of the Code and the terms, conditions, limitations and administrative procedures established by the Administrator from time to time in accordance with the Plan. At the discretion of the Administrator, ISOs may be granted only to an employee of the Company, its “parent corporation” (as such term is defined in Section 424(e) of the Code) or a Subsidiary of the Company.

(1) ISO Grants to 10% Stockholders. Notwithstanding anything to the contrary in the Plan, if an ISO is granted to a Participant who owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company at the time of grant, its “parent corporation” (as such term is defined in Section 424(e) of the Code) or a Subsidiary of the Company, the term of the ISO shall not exceed five (5) years from the time of grant of such ISO and the Exercise Price shall be at least one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date of grant.

(2) $100,000 Per Year Limitation For ISOs. To the extent the aggregate Fair Market Value (determined on the date of grant) of the Shares for which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds $100,000, such excess ISOs shall be treated as Nonqualified Stock Options.

(3) Disqualifying Dispositions. Each Participant awarded an ISO under the Plan shall notify the Company in writing immediately after the date the Participant makes a “disqualifying disposition” of any Share acquired pursuant to the exercise of such ISO. A “disqualifying disposition” is any disposition (including any sale) of such Shares before the later of (i) two years after the date of grant of the ISO and (ii) one year after the date the Participant acquired the Shares by exercising the ISO. The Company may, if determined by the Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable Participant until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Shares.

(g) Rights as Stockholder. A Participant shall have no rights to dividends, dividend equivalents or distributions or any other rights of a stockholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, and has paid in full for such Shares and has satisfied the requirements of Section 15 hereof.

(h) Termination of Employment or Service. In the event of a Participant’s termination for any reason other than death, Disability or Cause, the portion of such Participant’s Options that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately terminated and cancelled, and the portion of such Options that is vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (i) the expiration of the term of such Options (as provided in the applicable Award Agreement); and (ii) ninety (90) days after such termination date. In the event of a Participant’s termination due to death or Disability, the portion of such Participant’s Options that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately cancelled and terminated, and the portion of such Options that is vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (x) the expiration of the term of such Options (as provided in the applicable Award Agreement); and (y) the date that is twelve (12) months after the termination date. In the event of a Participant’s termination for Cause, or if after such termination, the Administrator determines that Cause existed before such termination, such Participant’s Options shall not continue to vest, shall be cancelled and terminated as of the termination date, and shall no longer be exercisable as to any Shares, whether or not previously vested.

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(i) Other Change in Employment or Service Status. An Option shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment status or service status of a Participant, in the discretion of the Administrator.

Section 8. Stock Appreciation Rights.

(a) General. Stock Appreciation Rights may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any Option granted under the Plan (“Related Rights”). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made. Each Participant who is granted a Stock Appreciation Right shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of Shares to be awarded, the Exercise Price per Share, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates. The provisions of Stock Appreciation Rights need not be the same with respect to each Participant. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b) Awards; Rights as Stockholder. A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the shares of Common Stock, if any, subject to a Stock Appreciation Right until the Participant has given written notice of the exercise thereof and has satisfied the requirements of Section 15 hereof.

(c) Exercise Price. The Exercise Price of Shares purchasable under a Stock Appreciation Right shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of a Stock Appreciation Right be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant.

(d) Exercisability.

(1) Stock Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(2) Stock Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 hereof and this Section 8 of the Plan.

(e) Payment Upon Exercise.

(1) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price per share specified in the Free Standing Right multiplied by the number of Shares in respect of which the Free Standing Right is being exercised.

(2) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(3) Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Stock Appreciation Right in cash (or in any combination of Shares and cash).

(f) Termination of Employment or Service. In the event of a Participant’s termination for any reason other than death, Disability or Cause, the portion of such Participant’s Stock Appreciation Rights that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately terminated and

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cancelled, and the portion of such Stock Appreciation Rights that is vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (i) the expiration of the term of such Stock Appreciation Rights (as provided in the applicable Award Agreement); and (ii) ninety (90) days after such termination date. In the event of a Participant’s termination due to death or Disability, the portion of such Participant’s Stock Appreciation Rights that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately cancelled and terminated, and the portion of such Stock Appreciation Rights that is vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (x) the expiration of the term of such Stock Appreciation Rights (as provided in the applicable Award Agreement); and (y) the date that is twelve (12) months after the termination date. In the event of a Participant’s termination for Cause, or if after such termination, the Administrator determines that Cause existed before such termination, such Participant’s Stock Appreciation Rights shall not continue to vest, shall be cancelled and terminated as of the termination date, and shall no longer be exercisable as to any Shares, whether or not previously vested.

(g) Term.

(1) The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(2) The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

(h) Other Change in Employment or Service Status. Stock Appreciation Rights shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment or service status of a Participant, in the discretion of the Administrator.

Section 9. Restricted Stock and Restricted Stock Units.

(a) General. Restricted Stock or Restricted Stock Units may be issued under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Restricted Stock or Restricted Stock Units shall be made. Each Participant who is granted Restricted Stock or Restricted Stock Units shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Stock or Restricted Stock Units; the period of time restrictions, performance goals or other conditions that apply to Transferability, delivery or vesting of such Awards (the “Restricted Period”); and all other conditions applicable to the Restricted Stock and Restricted Stock Units. If the restrictions, performance goals or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Stock or Restricted Stock Units, in accordance with the terms of the grant. The provisions of the Restricted Stock or Restricted Stock Units need not be the same with respect to each Participant.

(b) Awards and Certificates. Except as otherwise provided below in Section 9(c), (i) each Participant who is granted an Award of Restricted Stock may, in the Company’s sole discretion, be issued a share certificate in respect of such Restricted Stock; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to any such Award. The Company may require that the share certificates, if any, evidencing Restricted Stock granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any Award of Restricted Stock, the Participant shall have delivered a share transfer form, endorsed in blank, relating to the Shares covered by such Award. Certificates for shares of unrestricted Common Stock may, in the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in such Restricted Stock Award. With respect to Restricted Stock Units to be settled in Shares, at the expiration of the Restricted Period, share certificates in respect of the shares of Common Stock underlying such Restricted Stock Units may, in the Company’s sole discretion, be delivered to the Participant, or his or her legal representative, in a number equal to the number of shares of Common Stock underlying the Restricted Stock Units Award. Notwithstanding anything in the Plan to the contrary, any Restricted Stock or Restricted Stock Units to be settled in Shares (at the expiration of the Restricted Period, and whether before or after any vesting conditions have been satisfied) may, in the Company’s sole discretion, be issued in uncertificated form. Further, notwithstanding anything in the Plan to the contrary, with respect to Restricted Stock Units, at the expiration of the Restricted

Annex C-11

Period, Shares, or cash, as applicable, shall promptly be issued (either in certificated or uncertificated form) to the Participant, unless otherwise deferred in accordance with procedures established by the Company in accordance with Section 409A of the Code, and such issuance or payment shall in any event be made within such period as is required to avoid the imposition of a tax under Section 409A of the Code.

(c) Restrictions and Conditions. The Restricted Stock or Restricted Stock Units granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Section 409A of the Code where applicable, thereafter:

(1) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain performance goals, the Participant’s termination of employment or service with the Company or any Affiliate thereof, or the Participant’s death or Disability. Notwithstanding the foregoing, upon a Change in Control, the outstanding Awards shall be subject to Section 11 hereof.

(2) Except as provided in the applicable Award Agreement, the Participant shall generally have the rights of a stockholder of the Company with respect to Restricted Stock during the Restricted Period; provided, however, that dividends declared during the Restricted Period with respect to an Award, shall only become payable if (and to the extent) the underlying Restricted Stock vests. Except as provided in the applicable Award Agreement, the Participant shall generally not have the rights of a stockholder with respect to Shares subject to Restricted Stock Units during the Restricted Period; provided, however, that, subject to Section 409A of the Code, an amount equal to dividends declared during the Restricted Period with respect to the number of Shares covered by Restricted Stock Units shall, unless otherwise set forth in an Award Agreement, be paid to the Participant at the time (and to the extent) Shares in respect of the related Restricted Stock Units are delivered to the Participant. Certificates for Shares of unrestricted Common Stock may, in the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Stock or Restricted Stock Units, except as the Administrator, in its sole discretion, shall otherwise determine.

(3) The rights of Participants granted Restricted Stock or Restricted Stock Units upon termination of employment or service as a director or Consultant to the Company or to any Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d) Form of Settlement. The Administrator reserves the right in its sole discretion to provide (either at or after the grant thereof) that any Restricted Stock Unit represents the right to receive the amount of cash per unit that is determined by the Administrator in connection with the Award.

Section 10. Other Stock-Based Awards.

Other Stock-Based Awards may be issued under the Plan. Subject to the provisions of the Plan, the Administrator shall have sole and complete authority to determine the individuals to whom and the time or times at which such Other Stock-Based Awards shall be granted. Each Participant who is granted an Other Stock-Based Award shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of shares of Common Stock to be granted pursuant to such Other Stock-Based Awards, or the manner in which such Other Stock-Based Awards shall be settled (e.g., in shares of Common Stock, cash or other property), or the conditions to the vesting and/or payment or settlement of such Other Stock-Based Awards (which may include, but not be limited to, achievement of performance criteria) and all other terms and conditions of such Other Stock-Based Awards. In the event that the Administrator grants a bonus in the form of Shares, the Shares constituting such bonus shall, as determined by the Administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such bonus is payable. Notwithstanding anything set forth in the Plan to the contrary, any dividend or dividend equivalent Award issued hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying Award.

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Section 11. Change in Control.

Unless otherwise determined by the Administrator and evidenced in an Award Agreement, in the event that (a) a Change in Control occurs, and (b) the Participant is employed by the Company or any of its Affiliates immediately prior to the consummation of such Change in Control then upon the consummation of such Change in Control, the Administrator, in its sole and absolute discretion, may:

(a) provide that Awards, whether or not then vested, shall be continued, be assumed, or have new rights substituted therefor, as determined by the Administrator in a manner consistent with the requirements of Section 409A of the Code, and restrictions to which Awards granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Award shall, where appropriate in the sole discretion of the Administrator, receive the same distribution as other Shares on such terms as determined by the Administrator; provided that the Administrator may decide to award additional Awards in lieu of any cash distribution. Notwithstanding anything to the contrary herein, for purposes of ISOs, any assumed or substituted Option shall comply with the requirements of Treasury Regulation Section 1.424-1 (and any amendment thereto);

(b) provide that any unvested or unexercisable portion of any Award carrying a right to exercise become fully vested and exercisable;

(c) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan to lapse and such Awards shall be deemed fully vested and any performance conditions imposed with respect to such Awards shall be deemed to be fully achieved at target performance levels; and/or

(d) provide for the purchase of any Awards by the Company for an amount of cash equal to the excess (if any) of the highest price per Share paid in such Change in Control (the “Change in Control Price”), over the aggregate exercise price of such Awards; provided, however, that if the exercise price of an Option or Stock Appreciation Right exceeds the Change in Control Price, such Award may be cancelled for no consideration.

If the Administrator determines in its discretion pursuant to Section 3(b)(4) hereof to accelerate the vesting of Options and/or Share Appreciation Rights in connection with a Change in Control, the Administrator shall also have discretion in connection with such action to provide that all Options and/or Stock Appreciation Rights outstanding immediately prior to such Change in Control shall expire on the effective date of such Change in Control.

Section 12. Amendment and Termination.

The Board may amend, alter or terminate the Plan at any time, but no amendment, alteration or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant’s consent. The Board shall obtain approval of the Company’s stockholders for any amendment that would require such approval in order to satisfy the requirements of any rules of the stock exchange on which the Common Stock is traded or other Applicable Law. Subject to Section 3(c), the Administrator may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Section 5 of the Plan and the immediately preceding sentence, no such amendment shall materially impair the rights of any Participant without his or her consent.

Section 13. Unfunded Status of Plan.

The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 14. Withholding Taxes.

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of an amount up to the maximum statutory tax rates in the Participant’s applicable jurisdiction with respect to the Award, as determined by the Company. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by Applicable Laws, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award, the Company shall have

Annex C-13

the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Shares or property other than cash are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations; provided, that, with the approval of the Administrator, a Participant may satisfy the foregoing requirement by either (i) electing to have the Company withhold from delivery of Shares or other property, as applicable, or (ii) delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. Such already owned and unrestricted shares of Common Stock shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by Applicable Laws, to satisfy its withholding obligation with respect to any Award.

Section 15. Transfer of Awards.

Until such time as the Awards are fully vested and/or exercisable in accordance with the Plan or an Award Agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a “Transfer”) by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio and shall not create any obligation or liability of the Company, and any Person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such Shares or other property underlying such Award. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option or a Stock Appreciation Right may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal Disability, by the Participant’s guardian or legal representative.

Section 16. Continued Employment or Service.

Neither the adoption of the Plan nor the grant of an Award shall confer upon any Eligible Recipient any right to continued employment or service with the Company or any Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or any Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 17. Effective Date.

The Plan was approved by the Board on            , 2022 and shall be adopted and become effective on the date that it is approved by the Company’s stockholders (the “Effective Date”).

Section 18. Electronic Signature.

Participant’s electronic signature of an Award Agreement shall have the same validity and effect as a signature affixed by hand.

Section 19. Term of Plan.

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

Section 20. Securities Matters and Regulations.

(a) Notwithstanding anything herein to the contrary, the obligation of the Company to sell or deliver Shares with respect to any Award granted under the Plan shall be subject to all Applicable Laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. The Administrator may

Annex C-14

require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Administrator, in its sole discretion, deems necessary or advisable.

(b) Each Award is subject to the requirement that, if at any time the Administrator determines that the listing, registration or qualification of Shares is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Shares, no such Award shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

(c) In the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a Participant receiving Common Stock pursuant to the Plan, as a condition precedent to receipt of such Common Stock, to represent to the Company in writing that the Common Stock acquired by such Participant is acquired for investment only and not with a view to distribution.

Section 21. Section 409A of the Code.

The Plan as well as payments and benefits under any Awards are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan and Awards shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a “separation from service” from the Company and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Law requires otherwise. Notwithstanding anything to the contrary in the Plan or any Award, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant, or to the extent applicable, any beneficiary of the Participant, shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

Section 22. Notification of Election Under Section 83(b) of the Code.

If any Participant shall, in connection with the acquisition of shares of Common Stock under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within ten (10) days after filing notice of the election with the Internal Revenue Service.

Section 23. No Fractional Shares.

No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section 24. Beneficiary.

A Participant may file with the Administrator a written designation of a beneficiary on such form as may be prescribed by the Administrator and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant’s estate shall be deemed to be the Participant’s beneficiary.

Annex C-15

Section 25. Paperless Administration.

In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

Section 26. Severability.

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

Section 27. Clawback.

(a) If the Company is required to prepare a financial restatement due to the material non-compliance of the Company with any financial reporting requirement, then the Committee may require any Section 16 Officer to repay or forfeit to the Company, and each Section 16 Officer agrees to so repay or forfeit, that part of the Incentive Compensation received by that Section 16 Officer during the three-year period preceding the publication of the restated financial statement that the Committee determines was in excess of the amount that such Section 16 Officer would have received had such Incentive Compensation been calculated based on the financial results reported in the restated financial statement. The Committee may take into account any factors it deems reasonable in determining whether to seek recoupment of previously paid Incentive Compensation and how much Incentive Compensation to recoup from each Section 16 Officer (which need not be the same amount or proportion for each Section 16 Officer), including any determination by the Committee that a Section 16 Officer engaged in fraud, willful misconduct or committed grossly negligent acts or omissions which materially contributed to the events that led to the financial restatement. The amount and form of the Incentive Compensation to be recouped shall be determined by the Committee in its sole and absolute discretion, and recoupment of Incentive Compensation may be made, in the Committee’s sole and absolute discretion, through the cancellation of vested or unvested Awards, cash repayment or both.

(b) Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any Applicable Laws, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such Applicable Law, government regulation or stock exchange listing requirement (or any policy adopted by the Company, in its discretion, including, without limitation, pursuant to any such law, government regulation or stock exchange listing requirement (“Clawback Policy”)). By accepting an Award, the Participant is agreeing to be bound by the Clawback Policy, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion.

Section 28. Forfeiture and Recoupment Events.

In addition to forfeiture and recoupment provisions of Section 7(h), Section 8(f), and Section 27 of this Plan, the Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

Section 29. Governing Law.

The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles of conflicts of law of such state.

Section 30. Indemnification.

To the extent allowable pursuant to applicable law, each member of the Board and the Administrator and any officer or other employee to whom authority to administer any component of the Plan is designated shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be a party or in which he or she may be involved by reason

Annex C-16

of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled pursuant to the Company’s Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section 31. Titles and Headings, References to Sections of the Code or Exchange Act.

The titles and headings of the sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code, the Securities Act, or the Exchange Act shall include any amendment or successor thereto.

Section 32. Successors.

The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

Section 33. Relationship to other Benefits.

No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

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Annex D

Form of Post-Closing Employee Stock Purchase Plan

WHC WORLDWIDE, INC.

2023 EMPLOYEE STOCK PURCHASE PLAN

Annex D Page No.
ARTICLE I. PURPOSE		D-1
ARTICLE II. DEFINITIONS AND CONSTRUCTION		D-1
ARTICLE III. SHARES SUBJECT TO THE PLAN		D-4
3.1	Number of Shares	D-4
3.2	Shares Distributed	D-4
ARTICLE IV. OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES		D-4
4.1	Offering Periods	D-4
4.2	Offering Documents	D-4
ARTICLE V. ELIGIBILITY AND PARTICIPATION		D-5
5.1	Eligibility	D-5
5.2	Enrollment in Plan	D-5
5.3	Payroll Deductions	D-5
5.4	Effect of Enrollment	D-5
5.5	Limitation on Purchase of Shares	D-6
5.6	Suspension of Payroll Deductions	D-6
5.7	Foreign Employees	D-6
5.8	Leave of Absence	D-6
ARTICLE VI. GRANT AND EXERCISE OF RIGHTS		D-6
6.1	Grant of Rights	D-6
6.2	Exercise of Rights	D-6
6.3	Pro Rata Allocation of Shares	D-7
6.4	Withholding	D-7
6.5	Conditions to Issuance of Shares	D-7
ARTICLE VII. WITHDRAWAL; CESSATION OF ELIGIBILITY		D-7
7.1	Withdrawal	D-7
7.2	Future Participation	D-8
7.3	Cessation of Eligibility	D-8
ARTICLE VIII. ADJUSTMENTS UPON CHANGES IN SHARES		D-8
8.1	Changes in Capitalization	D-8
8.2	Other Adjustments	D-8
8.3	No Adjustment Under Certain Circumstances	D-9
8.4	No Other Rights	D-9
ARTICLE IX. AMENDMENT, MODIFICATION AND TERMINATION		D-9
9.1	Amendment, Modification and Termination	D-9
9.2	Certain Changes to Plan	D-9
9.3	Payments Upon Termination of Plan	D-9
ARTICLE X. TERM OF PLAN		D-10
ARTICLE XI. ADMINISTRATION		D-10
11.1	Administrator	D-10
11.2	Authority of Administrator	D-10
11.3	Decisions Binding	D-10

Annex D-i

Annex D Page No.
ARTICLE XII. MISCELLANEOUS		D-10
12.1	Restriction upon Assignment	D-10
12.2	Rights as a Stockholder	D-11
12.3	Interest	D-11
12.4	Designation of Beneficiary	D-11
12.5	Notices	D-11
12.6	Equal Rights and Privileges	D-11
12.7	Use of Funds	D-11
12.8	No Employment Rights	D-11
12.9	Notice of Disposition of Shares	D-11
12.10	Tax Matters	D-12
12.11	Governing Law	D-12
12.12	Electronic Forms	D-12

Annex D-ii

WHC WORLDWIDE, INC.
2023 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I.
PURPOSE

The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Subsidiaries in acquiring a stock ownership interest in the Company.

The Plan consists of two components: (i) the Section 423 Component and (ii) the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. The Non-Section 423 Component authorizes the grant of rights which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. Rights granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and intended to achieve tax, securities laws or other objectives for Eligible Employees and Designated Subsidiaries but shall not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise determined by the Administrator or provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component (as determined under Section 423 of the Code). Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.

ARTICLE II.
DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates. Masculine, feminine and neuter pronouns are used interchangeably and each comprehends the others.

2.1 “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article XI.

2.2 “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.3 “Applicable Law” shall mean the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where rights under this Plan are granted.

2.4 “Board” shall mean the Board of Directors of the Company.

2.5 “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended and the regulations issued thereunder.

2.6 “Code Section 409A” shall mean Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.

2.7 “Common Stock” shall mean the Class A common stock of the Company $0.0001 par value per share, and such other securities of the Company that may be substituted therefor pursuant to Article VIII.

2.8 “Company” shall mean WHC Worldwide, Inc., a Delaware corporation, or any successor.

Annex D-1

2.9 “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator, the gross base compensation received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary.

2.10 “Designated Subsidiary” shall mean any Subsidiary designated by the Administrator in accordance with Section 11.2(b), such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both simultaneously; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component.

2.11 “Effective Date” shall mean the date as of which this Plan is adopted by the Board and approved by the shareholders of the Company in accordance with Article XII.

2.12 “Eligible Employee” shall mean:

(a) an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing sentence, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

(b) Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code, (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years), (iii) such Employee’s customary employment is for twenty hours per week or less, (iv) such Employee’s customary employment is for less than five months in any calendar year and/or (v) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that, for purposes of the 423 Component, any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

(c) Further notwithstanding the foregoing, with respect to the Non-Section 423 Component, the first sentence of Section 2.12(a) above shall apply in determining who is an “Eligible Employee,” except (i) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (ii) to the extent the restrictions in the first sentence in this definition are not consistent with applicable local laws, the applicable local laws shall control.

2.13 “Employee” shall mean any individual who renders services to the Company or any Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an employee within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3) month period.

2.14 “Enrollment Date” shall mean the first Trading Day of each Offering Period.

2.15 “Enrollment Form” means an agreement pursuant to which an Eligible Employee may elect to enroll in the Plan, to authorize a new level of payroll deductions, or to stop payroll deductions and withdraw from an Offering.

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2.16 “Fair Market Value” means, as of any date, the value of a Share determined as follows: (i) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for the Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.

2.17 “Non-Section 423 Component” shall mean those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that need not satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.18 “Offering” shall mean an offer under the Plan of a right to purchase Shares that may be exercised during an Offering Period as further described in Article IV hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).

2.19 “Offering Document” shall have the meaning given to such term in Section 4.1.

2.20 “Offering Period” shall have the meaning given to such term in Section 4.1.

2.21 “Parent” shall mean any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.22 “Participant” shall mean any Eligible Employee who has executed an Enrollment Form and been granted rights to purchase Shares pursuant to the Plan.

2.23 “Payday” means the regular or recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

2.24 “Plan” shall mean this 2023 Employee Stock Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices.

2.25 “Purchase Date” shall mean the last Trading Day of each Purchase Period or such other date as determined by the Administrator and set forth in the Offering Document.

2.26 “Purchase Period” shall refer to one or more periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, in the event no purchase period is designated by the Administrator in the applicable Offering Document, the purchase period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.

2.27 “Purchase Price” shall mean the purchase price designated by the Administrator in the applicable Offering Document (which purchase price, for purposes of the Section 423 Component, shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

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2.28 “Section 423 Component” shall mean those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that are intended to satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.29 “Share” means a share of Common Stock.

2.30 “Subsidiary” shall mean any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship.

2.31 “Trading Day” shall mean a day on which national stock exchanges in the United States are open for trading.

ARTICLE III.
SHARES SUBJECT TO THE PLAN

3.1 Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be 1,500,000. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan.

3.2 Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.

ARTICLE IV.
OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES

4.1 Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The provisions of separate Offering or Offering Periods under the Plan need not be identical.

4.2 Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a) the length of the Offering Period, which period shall not exceed twenty-seven months;

(b) the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period; and

(c) such other provisions as the Administrator determines are appropriate, subject to the Plan.

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ARTICLE V.
ELIGIBILITY AND PARTICIPATION

5.1 Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.

5.2 Enrollment in Plan.

(a) Except as otherwise set forth in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by properly completing an Enrollment Form, which may be electronic, and submitting it to the Company, in accordance with the enrollment procedures established by the Administrator. Participation in the Plan is entirely voluntary.

(b) Each Enrollment Form agreement shall designate a whole percentage of such Eligible Employee’s Compensation, to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period as payroll deductions under the Plan. The designated percentage may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be 15% in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.

(c) A Participant may increase or decrease the designated percentage of Compensation their Enrollment Form, subject to the limits of this Section 5.2, or may suspend their payroll deductions, at any time during an Offering Period; provided, however, that the Administrator may limit the number of changes a Participant may make to their payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed to decrease (but not increase) their payroll deduction elections one time during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following ten business days after the Company’s receipt of the new Enrollment Form (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends their payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in their account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless they withdraws from participation in the Plan pursuant to Article VII.

(d) Except as otherwise set forth in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3 Payroll Deductions. Except as otherwise provided in the applicable Offering Document, payroll deductions for a Participant shall commence on the first Payday following the Enrollment Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively. Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution.

5.4 Effect of Enrollment. A Participant’s completion of an Enrollment Form will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new Enrollment Form, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.

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5.5 Limitation on Purchase of Shares. An Eligible Employee may be granted rights under the Section 423 Component only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the Fair Market Value of the Shares (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

5.6 Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 (with respect to the Section 423 Component) or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

5.7 Foreign Employees. In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents of a foreign jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to Eligible Employees who are residents of the United States. Such special terms may be set forth in an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 11.2(g). Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are foreign nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions in respect of the Non-Section 423 Component and, to the extent permitted under Section 423 of the Code, the Section 423 Component.

5.8 Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on their normal Payday equal to their authorized payroll deduction.

ARTICLE VI.
GRANT AND EXERCISE OF RIGHTS

6.1 Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earliest of: (x) the last Purchase Date of the Offering Period, (y) last day of the Offering Period, and (z) the date on which the Participant withdraws in accordance with Section 7.1 or Section 7.3.

6.2 Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following

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Offering Period, provided that if the Participant has suspended contributions for such next following Offering Period, the amount remaining will be returned to the Participant as soon as administratively practicable after the Purchase Date. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

6.3 Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, consistent with the provisions of Section 423 in respect of the Section 423 Component, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date or such earlier date as determined by the Administrator.

6.4 Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s Compensation or Shares received pursuant to the Plan the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

6.5 Conditions to Issuance of Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions:

(a) The admission of such Shares to listing on all stock exchanges, if any, on which the Shares is then listed;

(b) The completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable;

(c) The obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d) The payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and

(e) The lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

ARTICLE VII.
WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1 Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to their account and not yet used to exercise their rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Offering Period. All of the Participant’s payroll deductions credited to their account during an Offering Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant timely delivers to the Company a new Enrollment Form.

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7.2 Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon their eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

7.3 Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, they shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of their death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between entities participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

ARTICLE VIII.
ADJUSTMENTS UPON CHANGES IN SHARES

8.1 Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2 Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any change in control), or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a) To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

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(b) To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a Parent or Subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d) To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e) To provide that all outstanding rights shall terminate without being exercised.

8.3 No Adjustment Under Certain Circumstances. Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Section 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.

8.4 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

ARTICLE IX.
AMENDMENT, MODIFICATION AND TERMINATION

9.1 Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s stockholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII); or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.

9.2 Certain Changes to Plan. Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and, with respect to the Section 423 Component of the Plan, after taking into account Section 423 of the Code), the Administrator shall be entitled to change the Offering Periods, add or revise Offering Period share limits, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

9.3 Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.

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ARTICLE X.
TERM OF PLAN

The Plan will become effective on the Effective Date. The effectiveness of the Plan shall be subject to approval of the Plan by the stockholders of the Company within twelve months following the date the Plan is first approved by the Board. No right may be granted under the Plan prior to such stockholder approval. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

ARTICLE XI.
ADMINISTRATION

11.1 Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Board any authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

11.2 Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(a) To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

(b) To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the stockholders of the Company.

(c) To impose a mandatory holding period pursuant to which Employees may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion.

(d) To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(e) To amend, suspend or terminate the Plan as provided in Article IX.

(f) Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

(g) The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

11.3 Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any Enrollment Form and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE XII.
MISCELLANEOUS

12.1 Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

Annex D-10

12.2 Rights as a Stockholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a stockholder of the Company, and the Participant shall not have any of the rights or privileges of a stockholder, until such Shares have been issued to the Participant or their nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3 Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

12.4 Designation of Beneficiary.

(a) A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as their beneficiary shall not be effective without the prior written consent of the Participant’s spouse.

(b) Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

12.5 Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

12.6 Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under the Section 423 Component so that the Section 423 Component of this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of the Section 423 Component that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as other Eligible Employees participating in the Non-Section 423 Component or as Eligible Employees participating in the Section 423 Component.

12.7 Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.8 No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any Parent or Subsidiary or affect the right of the Company or any Parent or Subsidiary to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.9 Notice of Disposition of Shares. Each Participant shall if requested by the Company give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Section 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

Annex D-11

12.10 Tax Matters. The Plan is intended to be exempt from the application of Code Section 409A and any ambiguities herein will be interpreted to so be exempt from Code Section 409A. The Non-Section 423 Component is intended to be exempt from the application of Code Section 409A under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that any right granted under the Plan may be subject to Code Section 409A or that any provision in the Plan would cause any right under the Plan to be subject to Code Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding Offering or right granted under the Plan, or take such other action as the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding Offering or right or future Offering or right that may be granted under the Plan from or to allow any such Offering or right to comply with Code Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Code Section 409A. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if any right under the Plan that is intended to be exempt from or compliant with Code Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. Although the Company may endeavor to (a) qualify any right granted under the Plan for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (b) avoid adverse tax treatment (e.g., under Code Section 409A), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

12.11 Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced under and construed in accordance with the laws of the State of Delaware, which shall have exclusive jurisdiction to hear any dispute (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation.

12.12 Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.

Annex D-12

Annex E

Form of Post-Closing Company LLC Agreement

Annex E-1

SECOND AMENDED AND RESTATED
OPERATING AGREEMENT
OF
WHC WORLDWIDE, LLC
a Missouri limited liability company

Dated as of            , 2023

THE LIMITED LIABILITY COMPANY UNITS OF WHC WORLDWIDE, LLC HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR ANY OTHER APPLICABLE SECURITIES LAWS AND ARE BEING SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH UNITS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH: (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN WHC WORLDWIDE, LLC. AND THE APPLICABLE MEMBER. SUCH UNITS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT, AND ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BY WHC WORLDWIDE, LLC AND THE APPLICABLE MEMBER. THEREFORE, PURCHASERS AND OTHER TRANSFEREES OF SUCH UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

Annex E-2

SECOND AMENDED AND RESTATED
OPERATING AGREEMENT
OF
WHC WORLDWIDE, LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this “Agreement”) of WHC Worldwide, LLC, a Missouri limited liability company (the “Company”), is made as of            , 2023 (the “Effective Date”) by and among the Members (as defined below) listed on Exhibit A hereto as Members and each other Person (as defined below) who is or at any time becomes a Member in accordance with the terms of this Agreement and the Act (as defined below).

RECITALS

WHEREAS, the Company was formed as a limited liability company pursuant to the Act upon the filing of the Articles (as defined below) in the office of the Secretary of State of the State of Missouri on January 30, 2018 under the name WHC Worldwide, LLC;

WHEREAS, the Company entered into an Operating Agreement, dated as of January 30, 2018 (the “Original Agreement”) with certain of the Members;

WHEREAS, the Original Agreement was amended and restated in its entirety by that certain Amended and Restated Operating Agreement of the Company, effective as of August 16, 2019 (the “First A&R Agreement”);

WHEREAS, the Members have agreed to amend and restate the First A&R Agreement in its entirety as set forth herein;

WHEREAS, concurrently with the effectiveness of this Agreement, in accordance with that certain Business Combination Agreement, dated as of            , 2022 (the “Business Combination Agreement”), by and between Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (which pursuant to the transactions contemplated under the Business Combination Agreement, will have changed its name to WHC Worldwide, Inc. and will have domesticated into a Delaware corporation, the “Managing Member”) and the Company, the Managing Member has acquired equity interests of the Company, in exchange for the consideration described in the Business Combination Agreement, and the Managing Member has become the sole managing member of the Company (the “Business Combination”);

WHEREAS, in connection with the Business Combination, (i) the Class A Units (as defined in the First A&R Agreement) and the Class B Units (as defined in the First A&R Agreement) outstanding prior to the effectiveness of this Agreement were hereby cancelled and certain of the holders thereof received the number of Class B Units (as defined below) set forth opposite such Member’s name on Exhibit A hereto in accordance with Section 2.5(a) of the Business Combination Agreement, and (ii) the Managing Member received the number of Class A Units (as defined below) set forth opposite the Managing Member’s name on Exhibit A hereto in accordance with Section 2.5(c) of the Business Combination Agreement; and

WHEREAS, pursuant to the Business Combination Agreement, (i) the Members have agreed to amend and restate the First A&R Agreement in its entirety as set forth herein and (ii) the Managing Member, by its execution and delivery of this Agreement, is hereby admitted to the Company as a Member and shall have the rights and obligations of the Managing Member as provided in this Agreement.
Annex E-3

AGREEMENT

NOW, THEREFORE, in consideration of the premises and agreements of the parties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Managing Member hereby agree to amend and restate the First A&R Agreement to read in its entirety as follows:

ARTICLE I
DEFINITIONS

1.01 Definitions. Capitalized terms used herein without definition have the following meanings (such meanings being equally applicable to both the singular and plural form of the terms defined):

“Act” means, the Missouri Limited Liability Company Act as it may be amended from time to time.

“Adjusted Capital Account Balance” means, with respect to each Member, the balance in such Member’s Capital Account adjusted (i) by taking into account the adjustments, allocations and distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6); and (ii) by adding to such balance such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5), and any amounts such Member is obligated to restore pursuant to any provision of this Agreement or by applicable Law. The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” means, with respect to a specified Person, any other Person that directly, or indirectly through one (1) or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Appraiser FMV” means the fair market value of a share of Class A Common Stock as determined by an independent appraiser mutually agreed upon by the Managing Member and the relevant Exchanging Member, whose determination shall be final and binding for those purposes for which Appraiser FMV is used in this Agreement. Appraiser FMV shall be the fair market value determined without regard to any discounts for minority interest, illiquidity or other discounts. The cost of any independent appraisal in connection with the determination of Appraiser FMV in accordance with this Agreement shall be borne by the Company.

“Articles” means, collectively, the Articles of Organization of the Company as filed in the office of the Missouri Secretary of State on January 30, 2018.

“Assignee” has the meaning set forth in Section 8.05.

“Assumed Tax Rate” means the highest effective marginal combined U.S. federal, state and local income tax rate (including, without limitation, the tax imposed under Section 1411 of the Code on net investment income) for a Fiscal Year prescribed for an individual or corporate resident in California or New York, New York (whichever results in the application of the highest state and local tax rate for a given type of income), and taking into account (a) the limitations imposed on the deductibility of expenses and other items, (b) the character (e.g., long-term or short-term capital gain or ordinary or exempt income) of the applicable income, and (c) the deductibility of state and local income taxes, to the extent applicable, but not taking into account any deduction under Section 199A of the Code (or any similar state or local law), as determined in good faith by the Managing Member. For the avoidance of doubt, the Assumed Tax Rate shall be the same for all Members.

“Available Cash” means, as of a particular date, the amount of cash on hand which the Managing Member, in its reasonable discretion, deems available for distribution to the Members, taking into account all debts, liabilities and obligations of the Company then due and amounts that the Managing Member, in its reasonable discretion, deems necessary to expend or retain for working capital or to place into reserves for customary and usual claims with respect to the Company’s operations.

“Board” means the Board of Directors of the Managing Member.

“Business Combination” has the meaning set forth in the recitals of this Agreement.

Annex E-4

“Business Combination Agreement” has the meaning set forth in the recitals of this Agreement.

“Business Day” has the meaning set forth in the Business Combination Agreement.

“Capital Account” means the separate capital account maintained for each Member in accordance with Section 5.03.

“Capital Contribution” means, with respect to any Member, the aggregate amount of money contributed to the Company (including any deferred commitment to contribute money in the future) and the initial Carrying Value of any property (other than money), net of any liabilities assumed by the Company upon contribution or to which such property is subject, contributed to the Company pursuant to ARTICLE V.

“Carrying Value” means, with respect to any Company asset, the asset’s adjusted basis for U.S. federal income tax purposes, except that the initial carrying value of assets contributed to the Company shall be their respective gross fair market values on the date of contribution as determined by the Managing Member in its reasonable discretion, and the Carrying Values of all Company assets shall be adjusted to equal their respective fair market values, in accordance with the rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, as of: (a) the date of the acquisition of any additional limited liability company interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution or the issuance by the Company of a noncompensatory option (other than an option for a de minimis interest in the Company); (b) the date of the distribution of more than a de minimis amount of Company assets to a Member as consideration for an interest in the Company; (c) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); (d) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing member acting in a partner capacity, or by a new Member acting in a partner capacity in anticipation of being a Member, (e) the acquisition of an interest in the Company upon the exercise of a noncompensatory option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); (f) on the Effective Date in connection with the closing of the transactions contemplated by the Business Combination Agreement; and (g) any other date specified in the Treasury Regulations; provided, however, that adjustments pursuant to clauses (a), (b), and (d) above shall be made only if such adjustments are deemed necessary or appropriate by the Managing Member in its reasonable discretion to reflect the relative economic interests of the Members; and provided further, if any noncompensatory option is outstanding, Carrying Values shall be adjusted in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2). The Carrying Value of any Company asset distributed to any Member shall be adjusted immediately before such distribution to equal its fair market value. In the case of any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of depreciation calculated for purposes of the definition of “Profits” and “Losses” rather than the amount of depreciation determined for U.S. federal income tax purposes, and depreciation shall be calculated by reference to Carrying Value rather than tax basis once Carrying Value differs from tax basis. The Carrying Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Carrying Values shall not be adjusted pursuant to this sentence to the extent that the Managing Member reasonably determines that an adjustment pursuant to the first sentence of this definition is necessary or appropriate in connection with the transaction that would otherwise result in an adjustment pursuant to this sentence.

“Cash Exchange Class A 5-Day VWAP” means the arithmetic average of the VWAP for each of the five consecutive Trading Days ending on the Trading Day immediately prior to the Exchange Notice Date (in the case of an Unrestricted Exchange) or the Exchange Date (in the case of any other Exchange).

“Cash Exchange Notice” has the meaning set forth in Section 11.01(c).

“Cash Exchange Payment” means with respect to a particular Exchange for which the Managing Member has elected to make a Cash Exchange Payment in accordance with Section 11.01(c):

(a) if the shares of Class A Common Stock trade on a National Securities Exchange or automated or electronic quotation system, an amount of cash equal to the product of: (i) the number of shares of Class A Common Stock that would have been received by the Exchanging Member in the Exchange for that portion

Annex E-5

of the Exchanged Units subject to the Exchange set forth in the Cash Exchange Notice if the Company or the Managing Member, as applicable, had paid the Stock Exchange Payment with respect to such number of Exchanged Units, and (ii) the Cash Exchange Class A 5-Day VWAP; or

(b) if shares of Class A Common Stock are not then traded on a National Securities Exchange or automated or electronic quotation system, as applicable, an amount of cash equal to the product of (i) the number of shares of Class A Common Stock that would have been received by the Exchanging Member in the Exchange for that portion of the Exchanged Units subject to the Exchange set forth in the Cash Exchange Notice if the Company or the Managing Member, as applicable, had paid the Stock Exchange Payment with respect to such number of Exchanged Units, and (ii) the Appraiser FMV of one (1) share of Class A Common Stock that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.

“Change of Control” has the meaning set forth in the Tax Receivable Agreement; provided that, for the avoidance of doubt, any event that constitutes both a Corporation Offer and a Change of Control of the Managing Member shall be considered a Corporation Offer for purposes of ARTICLE XI.

“Class” means the classes or series of Units into which the limited liability company interests in the Company may be classified or divided from time to time by the Managing Member pursuant to the provisions of this Agreement. As of the date of this Agreement the only authorized Classes are Class A Units and Class B Units. For all purposes hereunder and under the Act, only such Classes expressly established under this Agreement, including by the Managing Member in accordance with this Agreement, shall be deemed to be a class of limited liability company interests in the Company. For the avoidance of doubt, to the extent that the Managing Member holds limited liability company interests of any Class, the Managing Member shall not be deemed to hold a separate Class of such interests from any other Member because it is the Managing Member.

“Class A Common Stock” means the Class A common stock of the Managing Member, par value $0.0001 per share.

“Class A/B Percentage Interest” means, with respect to any Member, the quotient obtained by dividing the aggregate number of Class A Units and Class B Units then owned by such Member by the aggregate number of Class A Units and Class B Units then owned by all Members.

“Class A Percentage Interest” means, with respect to any Member, the quotient obtained by dividing the aggregate number of Class A Units then owned by such Member by the aggregate number of Class A Units then owned by all Members.

“Class A Units” means the Units of limited liability company interest in the Company designated as the “Class A Units” herein and having the rights pertaining thereto as are set forth in this Agreement.

“Class B Percentage Interest” means, with respect to any Member, the quotient obtained by dividing the aggregate number of Class B Units then owned by such Member by the aggregate number of Class B Units then owned by all Members.

“Class B Units” means the Units of limited liability company interest in the Company designated as the “Class B Units” herein and having the rights pertaining thereto as are set forth in this Agreement.

“Class X Common Stock” means the Class X common stock of the Managing Member, par value $0.0001 per share.

“Closing” has the meaning set forth in the Business Combination Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company” has the meaning set forth in the preamble of this Agreement.

“Company Minimum Gain” has the meaning ascribed to the term “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Contingencies” has the meaning set forth in Section 9.03(a).

Annex E-6

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Corporation Offer” has the meaning set forth in Section 11.07.

“Covered Transaction” means any liquidation, dissolution or winding up of the Company (whether occurring through one (1) transaction or a series of related transactions, and whether voluntary or involuntary) and any other sale, redemption or Transfer of Units.

“Designated Individual” has the meaning set forth in Section 5.08(a).

“Direct Exchange” has the meaning set forth in Section 11.06.

“Direct Exchange Election Notice” has the meaning set forth in Section 11.06.

“Effective Date” has the meaning set forth in the preamble of this Agreement.

“Encumbrance” means any mortgage, hypothecation, claim, lien, encumbrance, conditional sales or other title retention agreement, right of first refusal, preemptive right, pledge, option, charge, security interest or other similar interest, easement, judgment or imperfection of title of any nature whatsoever.

“Equity Interests” means (a) capital stock, membership interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest in any corporation, partnership, limited liability company or other business entity, (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing, whether at the time of issuance or upon the passage of time or the occurrence of some future event and (c) any warrant, option or other right (contingent or otherwise) to acquire any of the foregoing.

“ERISA” means The Employee Retirement Income Security Act of 1974, as amended.

“Exchange” has the meaning set forth in Section 11.01(a).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Blackout Period” means (a) any “black out” or similar period under the Managing Member’s policies covering trading in the Managing Member’s securities to which the applicable Exchanging Member is subject (or will be subject at such time as it owns shares of Class A Common Stock), which period restricts the ability of such Exchanging Member to immediately resell shares of Class A Common Stock to be delivered to such Exchanging Member in connection with a Stock Exchange Payment and (b) the period of time commencing on (i) the date of the declaration of a dividend by the Managing Member and ending on the first day following (ii) the record date determined by the Managing Member with respect to such dividend declared pursuant to clause (i), which period of time shall be no longer than ten (10) Business Days; provided that in no event shall an Exchange Blackout Period with respect to clause (b) of this definition occur more than four times per calendar year.

“Exchange Date” means, in the case of any Unrestricted Exchange, the date that is five Business Days after the date the Exchange Notice is given pursuant to Section 11.01(b), unless the Exchanging Member submits a written request to extend such date and the Managing Member in its sole discretion agrees in writing to such extension, and in any other case, the Quarterly Exchange Date; provided that if the Exchange Date for any Exchange with respect to which the Managing Member elects to make a Stock Exchange Payment would otherwise fall within any Exchange Blackout Period, then the Exchange Date shall occur on the next Business Day following the end of such Exchange Blackout Period.

“Exchange Notice” has the meaning set forth in Section 11.01(b).

“Exchange Notice Date” means, with respect to an Exchange, the date the applicable Exchange Notice is delivered in accordance with Section 11.01(b).

Annex E-7

“Exchange Rate” means, at any time, the number of shares of Class A Common Stock for which an Exchanged Unit is entitled to be exchanged at such time in accordance with ARTICLE XI. On Effective Date, the Exchange Rate shall be one-for-one, subject to adjustment pursuant to Section 11.04.

“Exchanged Units” means any Class B Units to be Exchanged for the Cash Exchange Payment or Stock Exchange Payment, as applicable, on the applicable Exchange Date.

“Exchanging Member” means, with respect to any Exchange, the Holder exchanging Units pursuant to Section 11.01(a) of this Agreement.

“Family Group” means, with respect to a Person who is an individual, (a) such Person’s spouse and direct descendants (whether natural or adopted) (collectively, for purposes of this definition, “relatives”), and (b) any trust, the trustee of which is such Person and which at all times is and remains solely for the benefit of such Person and/or such Person’s relatives.

“First A&R Agreement” has the meaning set forth in the recitals of this Agreement.

“Fiscal Year” means, unless otherwise determined by the Managing Member in its sole discretion in accordance with Section 12.12, any twelve-month period commencing on January 1 and ending on December 31.

“GAAP” means accounting principles generally accepted in the United States of America as in effect from time to time.

“Holder” has the meaning set forth in Section 11.01(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Amount” has the meaning set forth in Section 4.01(b)(ii).

“Indemnitee” means (a) the Managing Member, (b) any additional or substitute Managing Member, (c) any Person who is or was a Partnership Representative, officer or director of the Managing Member or any additional or substitute Managing Member, (d) any Person that is required to be indemnified by the Managing Member as an “indemnitee” in accordance with the certificate of incorporation and/or bylaws of the Managing Member as in effect from time to time, (e) any officer or director of the Managing Member or any additional or substitute Managing Member who is or was serving at the request of the Managing Member or any additional or substitute Managing Member as an officer, director, employee, member, Member, Partnership Representative, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Officer, (g) any other Person the Managing Member in its sole discretion designates as an “Indemnitee” for purposes of this Agreement, (h) any former officer, director or manager of the Company pursuant to Section 5.15 of the Business Combination Agreement and (i) any heir, executor or administrator with respect to Persons named in clauses (a) through (h).

“IRS” means the Internal Revenue Service.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order issued or promulgated by any national, supranational, state, federal, provincial, local or municipal government or any administrative or regulatory body with authority therefrom with jurisdiction over the Company or any Member, as the case may be.

“Liquidation Agent” has the meaning set forth in Section 9.03.

“Managing Member” has the meaning set forth in the recitals of this Agreement.

“Managing Member Charter” means the certificate of incorporation (or equivalent organizational document) as filed with the secretary of state (or equivalent governmental body or department) of the state in which the Managing Member is incorporated or formed, as applicable, as in effect and amended from time to time.

“Member” means, at any time, each Person listed on Exhibit A hereto, in each case, for so long as he, she or it remains a Member of the Company as provided hereunder.

Annex E-8

“Member Nonrecourse Debt Minimum Gain” means an amount with respect to each partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) equal to the Company Minimum Gain that would result if such partner nonrecourse debt were treated as a nonrecourse liability (as defined in Treasury Regulations Section 1.704-2(b)(3)) determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

“Member Nonrecourse Deductions” has the meaning ascribed to the term “partner nonrecourse deductions” set forth in Treasury Regulations Section 1.704-2(i)(2).

“Member’s Required Tax Distribution” has the meaning set forth in Section 4.01(b)(i).

“National Securities Exchange” means a securities exchange that has registered with the SEC under Section 6 of the Exchange Act.

“Non-Foreign Person Certificate” has the meaning set forth in Section 11.10.

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions of the Company for a Fiscal Year equals the net increase, if any, in the amount of Company Minimum Gain of the Company during that fiscal year, determined according to the provisions of Treasury Regulations Section 1.704- 2(c).

“Officer” means each individual designated as an officer of the Company by the Managing Member pursuant to and in accordance with the provisions of Section 3.04, subject to any resolutions of the Managing Member appointing such Person as an officer of the Company or relating to such appointment.

“Original Agreement” has the meaning set forth in the recitals of this Agreement.

“Original Member Representative” means William M. George or such other Person as may be appointed from time to time by holders of a majority of the Class B Units held by Original Members who hold Class B Units at the time of determination.

“Original Members” means (a) the Members of the Company as of immediately prior to the Effective Time (as defined in the Business Combination Agreement) of the Business Combination and (b) any Affiliate of such Member who becomes a Member of the Company in accordance with this Agreement pursuant to a Transfer permitted by Section 8.01(d).

“Paired Interest” means one (1) Class B Unit together with one (1) share of Class X Common Stock.

“Partnership Representative” means any Person acting as “tax matters partner” or the “partnership representative” pursuant to Section 5.08.

“Permitted Exchange Event” means any of the following events, which has occurred or is occurring, or is otherwise satisfied, as of the Exchange Date:

(a) the Exchange is part of one (1) or more Exchanges by a Member and any related persons (within the meaning of Section 267(b) or 707(b)(1) of the Code) that is part of a “block transfer” within the meaning of Treasury Regulations Section 1.7704-1(e)(2) (for this purpose, treating the Managing Member as a “general partner” within the meaning of Treasury Regulations Section 1.7704-1(k)(1));

(b) the Exchange is in connection with a Corporation Offer or a Change of Control; provided that any such Exchange pursuant to this clause (b) shall be effective immediately prior to the consummation of the closing of such Corporation Offer or such Change of Control date (and, for the avoidance of doubt, shall not be effective if such Corporation Offer is not consummated or such Change of Control does not occur); or

(c) the Exchange is permitted by the Managing Member, in its sole discretion, in connection with circumstances not otherwise set forth herein, if the Managing Member determines, after consultation with its outside legal counsel and tax advisor, that the Company would not be treated as a “publicly traded partnership” under Section 7704 of the Code (or any successor or similar provision) as a result of or in connection with such Exchange.

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“Person” means any individual, estate, corporation, partnership, limited partnership, limited liability company, limited company, joint venture, trust, unincorporated or governmental organization or any agency or political subdivision thereof.

“Primary Indemnification” has the meaning set forth in Section 10.02(a).

“Private Placement Safe Harbor” means the “private placement” safe harbor set forth in Treasury Regulations Section 1.7704-1(h)(1).

“Proceeding” has the meaning set forth in Section 10.02(a).

“Profits” and “Losses” means, for each Fiscal Year or other period, the taxable income or loss of the Company, or particular items thereof, determined in accordance with the accounting method used by the Company for U.S. federal income tax purposes with the following adjustments: (a) all items of income, gain, loss or deduction allocated pursuant to Section 5.05 shall not be taken into account in computing such taxable income or loss (but the amounts of items to be specially allocated pursuant to Section 5.05 shall be determined by applying rules analogous to those set forth in this definition of “Profits” and “Losses”); (b) any income of the Company that is exempt from U.S. federal income taxation and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss; (c) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value; (d) upon an adjustment to the Carrying Value (other than an adjustment in respect of depreciation) of any asset, pursuant to the definition of Carrying Value, the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss; (e) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Profits and Losses, if any, shall be an amount which bears the same ratio to such Carrying Value as the U.S. federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (provided that if the U.S. federal income tax depreciation, amortization or other cost recovery deduction is zero, the Managing Member may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Profits and Losses); (f) to the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing such taxable income or loss and (g) except for items in clause (a) above, any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be treated as deductible items.

“Quarterly Exchange Date” means either (a) for each fiscal quarter, the first Business Day occurring after the sixtieth (60th) day after the expiration of the applicable Quarterly Exchange Notice Period or (b) such other date as the Managing Member shall determine in its sole discretion; provided that such date is at least sixty (60) days after the expiration of the Quarterly Exchange Notice Period; provided, further, that the Managing Member shall use commercially reasonable efforts to ensure that at least one (1) Quarterly Exchange Date occurs each fiscal quarter.

“Quarterly Exchange Notice Period” means, for each fiscal quarter, the period commencing on the third Business Day after the day on which the Managing Member releases its earnings for the prior fiscal period, beginning with the first such date that falls on or after the waiver or expiration of any contractual lock-up period relating to the shares of the Managing Member that may be applicable to a Member (or such other date within such quarter as the Managing Member shall determine in its sole discretion) and ending five Business Days thereafter. Notwithstanding the foregoing, the Managing Member may change the definition of “Quarterly Exchange Notice Period” with respect to any Quarterly Exchange Notice Period scheduled to occur in a calendar quarter subsequent to the then-current calendar quarter if (a) the revised definition provides for a Quarterly Exchange Notice Period occurring at least once in each calendar quarter, (b) the first Quarterly Exchange Notice Period pursuant to the revised definition will occur no less than ten Business Days from the date the written notice of such change is sent to each Member (other than the Managing Member) and (c) the revised definition, together with the revised Quarterly Exchange Date resulting therefrom, do not materially adversely affect the ability of the Holders to exercise their Exchange rights pursuant to ARTICLE XI.

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“Redemption” has the meaning set forth in Section 11.01(a).

“Restricted Retraction Notice” has the meaning set forth in Section 11.01(d).

“Revised Partnership Audit Provisions” means Sections 6221 through 6241 of the Code, as in effect for taxable years of the Company beginning after December 31, 2017, together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof, and any comparable provisions of state or local tax law.

“SEC” means the U.S. Securities and Exchange Commission.

“Secondary Offering” has the meaning set forth in Section 11.01(e).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Similar Law” means any law or regulation that could cause the underlying assets of the Company to be treated as assets of the Member by virtue of its limited liability company interest in the Company and thereby subject the Company and the Managing Member (or other persons responsible for the investment and operation of the Company’s assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code.

“Stock Exchange Payment” means, with respect to the portion of any Exchange for which a Cash Exchange Notice is not delivered by the Managing Member, on behalf of the Company, a number of shares of Class A Common Stock (to the extent the Exchanging Member has surrendered shares of Class X Common Stock), equal to the product of the number of Exchanged Units multiplied by the Exchange Rate. For the avoidance of doubt, in the event that the Exchanging Member has surrendered shares of Class X Common Stock, the Exchanging Member shall be entitled to receive shares of Class A Common Stock.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, joint venture or other business entity of which (a) if a corporation, at least 50% of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one (1) or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association, joint venture or other business entity (other than a corporation), at least 50% of the partnership, joint venture or other similar ownership interest thereof (whether voting or economic) is at the time owned or controlled, directly or indirectly, by that Person or one (1) or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have at least 50% ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated at least 50% of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one (1) or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Successor Shares Amount” has the meaning set forth in Section 3.07(b).

“Surviving Company” has the meaning set forth in Section 3.07(b).

“Tax Advances” has the meaning set forth in Section 5.07.

“Tax Distributions” has the meaning set forth in Section 4.01(b)(ii).

“Tax Estimation Period” shall mean each period from January 1 through March 31, from April 1 through May 31, from June 1 through August 31, and from September 1 through December 31 of each taxable year.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of or about the date hereof, by and among, the Managing Member, the TRA Party Representative (as defined therein) and each of the TRA Parties, as amended from time to time.

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“Termination Transaction” means any direct or indirect Transfer of all or any portion of the Managing Member’s interest in the Company in connection with, or the other occurrence of, (a) a merger, consolidation or other combination involving the Managing Member, on the one hand, and any other Person, on the other hand, (b) a sale, lease, exchange or other transfer of all or substantially all of the assets of the Managing Member, whether in a single transaction or a series of related transactions, (c) a reclassification, recapitalization or change of the outstanding shares of Class A Common Stock (other than a change in par value, or from par value to no par value, or as a result of a stock split, stock dividend or similar subdivision), (d) the adoption of any plan of liquidation or dissolution of the Managing Member, or (e) a direct or indirect Transfer of all or any portion of the Managing Member’s interest in the Company, other than a Transfer effected in accordance with Section 3.07(a) or Section 3.07(b).

“Trading Day” means a day on which the Nasdaq Stock Market or such other principal United States securities exchange on which the shares of Class A Common Stock are listed, quoted or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transaction Consideration” has the meaning set forth in Section 3.07(a).

“Transfer” means, in respect of any Unit, property or other asset, any sale, assignment, transfer, distribution, exchange, mortgage, pledge, hypothecation or other disposition thereof, whether voluntarily or by operation of Law, directly or indirectly, in whole or in part, including, without limitation, the exchange of any Unit for any other security or the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Unit, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The term “Transferred” shall have a meaning correlative to the foregoing.

“TRA Parties” has the meaning set forth in the Tax Receivable Agreement.

“Transferee” means any Person that is a permitted transferee of a Member’s interest in the Company, or part thereof.

“Treasury Regulations” means the income tax regulations, including temporary and proposed regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Units” means the Class A Units and the Class B Units and any other Class of Units that is established in accordance with this Agreement, which shall constitute limited liability company interests in the Company as provided in this Agreement and under the Act, entitling the holders thereof to the relative rights, title and interests in the profits, losses, deductions and credits of the Company at any particular time as set forth in this Agreement, and any and all other benefits to which a holder thereof may be entitled as a Member as provided in this Agreement, together with the obligations of such Member to comply with all terms and provisions of this Agreement.

“Unrestricted Exchanges” means any Exchange that is in connection with a Permitted Exchange Event or that occurs during a period in which the Company meets the requirements of the Private Placement Safe Harbor.

“VWAP” means the daily per share volume-weighted average price of shares of Class A Common Stock on the Nasdaq Stock Market or such other principal United States securities exchange on which the shares of Class A Common Stock are listed, quoted or admitted to trading, as displayed under the heading “Bloomberg VWAP” on the Bloomberg page designated for the shares of Class A Common Stock (or its equivalent successor if such page is not available) in respect of the period from the open of trading on such Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, (a) the per share volume-weighted average price of a share of Class A Common Stock on such Trading Day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours) or (b) if such determination is not feasible, the market price per share of Class A Common Stock, in either case, as determined by a nationally recognized independent investment banking firm retained in good faith for this purpose by the Managing Member).

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ARTICLE II
FORMATION, TERM, PURPOSE AND POWERS

2.01 Formation. The Company was formed as a limited liability company under the provisions of the Act by the filing of the Articles on January 30, 2018. If requested by the Managing Member, the Members shall promptly execute all certificates and other documents consistent with the terms of this Agreement necessary for the Managing Member to accomplish all filing, recording, publishing and other acts as may be appropriate to comply with all requirements for (a) the formation and operation of a limited liability company under the laws of the State of Missouri, (b) if the Managing Member in its sole discretion deems it advisable, the operation of the Company as a limited liability company, or entity in which the Members have limited liability, in all jurisdictions where the Company proposes to operate and (c) all other filings required to be made by the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. The execution, delivery and filing of the Certificate and each amendment thereto is hereby ratified, approved and confirmed by the Members.

2.02 Name. The name of the Company shall be, and the business of the Company shall be conducted under the name of “WHC Worldwide, LLC” and all Company business shall be conducted in that name or in such other names that comply with applicable law as the Managing Member in its sole discretion may select from time to time. Subject to the Act, the Managing Member in its sole discretion may change the name of the Company (and amend this Agreement to reflect such change) at any time and from time to time without the consent of any other Person. Prompt notification of any such change shall be given to all Members.

2.03 Term. The term of the Company commenced on the date of the filing of the Articles, and the term shall continue until the dissolution of the Company in accordance with ARTICLE IX. The existence of the Company shall continue until cancellation of the Articles in the manner required by the Act.

2.04 Offices. The Company may have offices at such places either within or outside the State of Missouri as the Managing Member from time to time may select in its sole discretion. As of the date hereof, the principal place of business and office of the Company is located 1300 Lydia Avenue, Kansas City, MO 64106.

2.05 Agent for Service of Process; Existence and Good Standing; Foreign Qualification.

(a) The registered office of the Company in the State of Missouri shall be located at 1300 Lydia Ave., Kansas City, MO, 64106.

(b) The Managing Member in its sole discretion may take all action which may be necessary or appropriate (i) for the continuation of the Company’s valid existence as a limited liability company under the laws of the State of Missouri (and of each other jurisdiction in which such existence is necessary to enable the Company to conduct the business in which it is engaged) and (ii) for the maintenance, preservation and operation of the business of the Company in accordance with the provisions of this Agreement and applicable laws and regulations. The Managing Member in its sole discretion may file or cause to be filed for recordation in the proper office or offices in each other jurisdiction in which the Company is formed or qualified, such certificates (including certificates of formation and fictitious name certificates) and other documents as are required by the applicable statutes, rules or regulations of any such jurisdiction or as are required to reflect the identity of the Members. The Managing Member in its sole discretion may cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Officers, with all requirements necessary to qualify the Company to do business in any jurisdiction other than the State of Missouri.

2.06 Business Purpose. The Company was formed for the object and purpose of, and the nature and character of the business to be conducted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

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2.07 Powers of the Company. Subject to the limitations set forth in this Agreement, the Company will possess and may exercise all of the powers and privileges granted to it by the Act including, without limitation, the ownership and operation of the assets and other property contributed to the Company by the Members, by any other Law or this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the purpose of the Company set forth in Section 2.06.

2.08 Members; Reclassification; Admission of New Members. Each of the Persons listed on Exhibit A hereto, as the same may be amended from time to time in accordance with this Agreement, by virtue of its execution this Agreement, are admitted as Members of the Company. The rights, duties and liabilities of the Members shall be as provided in the Act, except as is otherwise expressly provided herein, and the Members consent to the variation of such rights, duties and liabilities as provided herein. Subject to Section 8.07 with respect to substitute Members, a Person may be admitted from time to time as a new Member with the written consent of the Managing Member in its sole discretion. Each new Member shall execute and deliver to the Managing Member an appropriate supplement to this Agreement pursuant to which the new Member agrees to be bound by the terms and conditions of this Agreement, as it may be amended from time to time. A new Managing Member or substitute Managing Member may be admitted to the Company solely in accordance with Section 8.06.

2.09 Resignation. No Member shall have the right to resign as a member of the Company other than following the Transfer of all Units owned by such Member in accordance with ARTICLE VIII.

2.10 Representations of Members. Each Member severally (and not jointly) represents and warrants to the Company and each other Member as of the date of such Member’s admittance to the Company and as of each subsequent date that such Member acquires any additional Units that:

(a) Organization; Authority

(i) To the extent it is not a natural person, (A) it is duly incorporated, organized or formed, as applicable, validly existing and in good standing (if applicable) under the Laws of the jurisdiction of its incorporation, organization or formation, as applicable, and if required by Law is duly qualified to conduct business and is in good standing in the jurisdiction of its principal place of business (if not incorporated, organized or formed, as applicable, in such jurisdiction), and (B) has full corporate, limited liability company, partnership, trust or other applicable power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries or other Persons necessary for the due authorization, execution, delivery and performance of this Agreement by that Member have been duly taken.

(ii) It has duly executed and delivered this Agreement, and this Agreement is enforceable against such Member in accordance with its terms, subject to bankruptcy, moratorium, insolvency and other Laws generally affecting creditors’ rights and general principles of equity (whether applied in a proceeding in a court of law or equity).

(b) Non-Contravention. Its authorization, execution, delivery, and performance of this Agreement does not breach or conflict with or constitute a default under (i) such Member’s charter or other governing documents to the extent it is not a natural person, (ii) any material obligation under any other material agreement to which that Member is a party or by which it is bound or (iii) applicable Law.

(c) Due Inquiry. To the extent such Member has acquired Units directly from the Company, it has had, prior to the execution and delivery of this Agreement, the opportunity to ask questions of and receive answers from representatives of the Company concerning an investment in the Company, as well as the finances, operations, business and prospects of the Company, and the opportunity to obtain additional information to verify the accuracy of all information so obtained, and received all such information about the Company and the Units as it has requested.

(d) Purpose of Investment. It is acquiring and holding its Units solely for investment purposes, for its own account and not for the account or benefit of any other Person and not with a view towards the distribution or dissemination thereof, did not decide to enter into this Agreement as a result of any general

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solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act, and acknowledges and understands that no United States federal or state agency has passed upon or made any recommendation or endorsement of the offering of any Units.

(e) Transfer Restrictions. It understands the Units are being Transferred in a transaction not involving a public offering within the meaning of the Securities Act and the Units will comprise “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act which shall not be sold, pledged, hypothecated or otherwise Transferred except in accordance with the terms of this Agreement and applicable Law. It agrees that, if in the future it decides to offer, resell, pledge or otherwise Transfer any portion of its Units, such Units may be offered, resold, pledged or otherwise Transferred only pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration and/or qualification under the Securities Act and applicable state securities Laws, and as a condition precedent to any such Transfer, it may be required to deliver to the Company an opinion of counsel satisfactory to the Company, and agrees, absent registration or an exemption with respect to its Units, not to resell any such Units.

(f) Investor Status. It (i) has adequate means of providing for its current needs and possible contingencies, is able to bear the economic risks of its investment for an indefinite period of time and has a sufficient net worth to sustain a loss of its entire investment in the Company in the event such loss should occur, (ii) is sophisticated in financial matters and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company, (iii) is, or is controlled by, an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D, promulgated under the Securities Act, and acknowledges the issuance of Units under this Agreement is being made in reliance on a private placement exemption to “accredited investors” within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemptions under federal and state Law, and (iv) is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)).

ARTICLE III
MANAGEMENT

3.01 Managing Member.

(a) The business, property and affairs of the Company shall be managed under the sole, absolute and exclusive direction of the Managing Member, which may from time to time delegate authority to Officers or to others to act on behalf of the Company.

(b) Without limiting the foregoing provisions of this Section 3.01, the Managing Member shall have the general power to manage or cause the management of the Company (which may be delegated to Officers of the Company), including, without limitation, the following powers:

(i) to develop and prepare a business plan each year which will set forth the operating goals and plans for the Company;

(ii) to execute and deliver or to authorize the execution and delivery of contracts, deeds, leases, licenses, instruments of transfer and other documents on behalf of the Company;

(iii) to make any expenditures, to lend or borrow money, to assume or guarantee, or otherwise contract for, indebtedness and other liabilities, to issue evidences of indebtedness and to incur any other obligations;

(iv) to establish and enforce limits of authority and internal controls with respect to all personnel and functions;

(v) to engage attorneys, consultants and accountants for the Company;

(vi) to develop or cause to be developed accounting procedures for the maintenance of the Company’s books of account; and

(vii) to do all such other acts as shall be necessary or advisable for the operation of the Company from time to time.

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3.02 Compensation. The Managing Member shall not be entitled to any compensation for services rendered to the Company in its capacity as Managing Member.

3.03 Expenses. The Company shall pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals) incurred in pursuing and conducting, or otherwise related to, the activities of the Company. The Company shall also, in the sole discretion of the Managing Member, bear and/or reimburse the Managing Member for (i) any costs, fees or expenses incurred by the Managing Member in connection with serving as the Managing Member and (ii) all other expenses allocable to the Company or otherwise incurred by the Managing Member in connection with operating the Company’s business (including expenses allocated to the Managing Member by its Affiliates). To the extent that the Managing Member determines in its sole discretion that such expenses are related to the business and affairs of the Managing Member that are conducted through the Company and/or its subsidiaries (including expenses that relate to the business and affairs of the Company and/or its subsidiaries and that also relate to other activities of the Managing Member), the Managing Member may cause the Company to pay or bear all expenses of the Managing Member, including, without limitation, compensation and meeting costs of any Board or similar body of the Managing Member, any salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the Managing Member to perform services for the Company, litigation costs and damages arising from litigation, accounting and legal costs and franchise taxes. Reimbursements pursuant to this Section 3.03 shall be in addition to any reimbursement to the Managing Member as a result of indemnification pursuant to Section 10.02.

3.04 Officers. Subject to the direction and oversight of the Managing Member, the day-to-day administration of the business of the Company may be carried out by persons who may be designated as officers by the Managing Member, with titles including but not limited to “assistant secretary,” “assistant treasurer,” “chairman,” “chief executive officer,” “chief financial officer,” “chief operating officer,” “director,” “general counsel,” “general manager,” “managing director,” “president,” “principal accounting officer,” “secretary,” “senior chairman,” “senior managing director,” “treasurer,” “vice chairman,” “executive vice president” or “vice president,” and as and to the extent authorized by the Managing Member in its sole discretion. The officers of the Company shall have such titles and powers and perform such duties as shall be determined from time to time by the Managing Member and otherwise as shall customarily pertain to such offices. Any number of offices may be held by the same person. In its sole discretion, the Managing Member may choose not to fill any office for any period as it may deem advisable. All officers and other persons providing services to or for the benefit of the Company shall be subject to the supervision and direction of the Managing Member and may be removed, with or without cause, from such office by the Managing Member and the authority, duties or responsibilities of any employee, agent or officer of the Company may be suspended by the Managing Member from time to time, in each case in the sole discretion of the Managing Member. The Managing Member shall not cease to be Managing Member of the Company as a result of the delegation of any duties hereunder. No officer of the Company, in his or her capacity as such, shall be considered a Managing Member of the Company by agreement, as a result of the performance of his or her duties hereunder or otherwise.

3.05 Authority of Members. No Member (other than the Managing Member), in its, his or her capacity as such, shall participate in or have any control over the business of the Company. Except as expressly provided herein, the Units do not confer any rights upon the Members to participate in the affairs of the Company described in this Agreement. Except as expressly provided herein, no Member (other than the Members holding Class A Units) shall have any right to vote on any matter involving the Company, including with respect to any merger, consolidation, combination or conversion of the Company, or any other matter that a Member might otherwise have the ability to vote on or consent with respect to under the Act, at law, in equity or otherwise. Except as otherwise expressly set forth in this Agreement, the conduct, control and management of the Company shall be vested exclusively in the Managing Member. In all matters relating to or arising out of the conduct of the operation of the Company, the decision of the Managing Member shall be the decision of the Company. Except as required or permitted by Law, or expressly provided in the ultimate sentence of this Section 3.05 or by separate agreement with the Company, no Member who is not also the Managing Member (and acting in such capacity) shall take any part in the management or control of the operation or business of the Company in his, her or its capacity as a Member, nor shall any Member who is not also the Managing Member (and acting in such capacity) have any right, authority or power to act for or on behalf of or bind the Company in his, her or its capacity as a Member in any respect or assume any obligation or responsibility of the Company or of any other Member. Notwithstanding the foregoing, the Managing Member may from time to time appoint one (1) or more Members as officers or employ one (1) or more Members as employees,

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and such Members, in their capacity as officers or employees of the Company (and not, for clarity, in their capacity as Members of the Company), may take part in the control and management of the business of the Company to the extent such authority and power to act for or on behalf of the Company has been delegated to them by the Managing Member.

3.06 Action by Written Consent or Ratification. Any action required or permitted to be taken by the Members pursuant to this Agreement shall be taken if all Members whose consent or ratification is required consent thereto or provide a consent or ratification in writing unless otherwise specified in this Agreement. Any action required, required to be approved or permitted to be taken by the Managing Member pursuant to this Agreement may be taken or approved, as applicable, by the Managing Member acting pursuant to a writing which evidences its approval of or consent to such action.

3.07 Restrictions on Termination Transactions. The Managing Member shall not engage in, or cause or permit, a Termination Transaction, unless either (x) the Termination Transaction has been approved by Members holding a majority of the Class B Units held by all Members (excluding the Managing Member and any Members controlled by the Managing Member) or (y) the following conditions are satisfied:

(a) in connection with any such Termination Transaction: (i) each holder of Class B Units (other than the Managing Member and its wholly owned Subsidiaries) will receive, or will have the right to elect to receive, for each Class B Unit an amount of cash, securities or other property equal to the product of (A) the number of shares of Class A Common Stock into which a Class B Unit is then exchangeable pursuant to ARTICLE XI of this Agreement and (B) the greatest amount of cash, securities or other property paid to a holder of one (1) share of Class A Common Stock in consideration of one (1) share of Class A Common Stock pursuant to the terms of such Termination Transaction; provided, that the condition set forth in this Section 3.07(a)(i) shall be deemed to have been satisfied if, in connection with such Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of a majority of the outstanding shares of Class A Common Stock voting in accordance with the Managing Member Charter, and each holder of Class B Units (other than the Managing Member and its wholly owned subsidiaries) will receive, or will have the right to elect to receive, the greatest amount of cash, securities or other property which such holder of Class B Units would have received had such Class B Units been exchanged for shares of Class A Common Stock in an Exchange pursuant to ARTICLE XI immediately prior to the expiration of such purchase, tender or exchange offer, such holder of Class B Units had thereupon accepted such purchase, tender or exchange offer and then such Termination Transaction shall have been consummated (the fair market value, at the time of the Termination Transaction, of the amount specified herein with respect to each Class B Unit is referred to as the “Transaction Consideration”); and (ii) the Company receives an opinion from nationally recognized tax counsel to the effect that such Termination Transaction will be tax-free to each holder of Class B Units and Class A Units (including the Managing Member and its wholly owned Subsidiaries unless waived by the Managing Member) for U.S. federal income tax purposes (except to the extent of cash, marketable securities or other property received); or

(b) all of the following conditions are met: (i) substantially all of the assets directly or indirectly owned by the Company prior to the announcement of the Termination Transaction are, immediately after the Termination Transaction, owned directly or indirectly by (A) the Company or (B) another limited liability company or limited partnership organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof, which is the survivor of a merger, consolidation or combination of assets with the Company (in each case, the “Surviving Company”); (ii) the Surviving Company is classified as a partnership for U.S. Federal income tax purposes; (iii) the Members (other than entities controlled by the Managing Member) that held Class B Units immediately prior to the consummation of such Termination Transaction own a percentage interest of the Surviving Company based on the proportion of the relative fair market value of the net assets of the Company to the other net assets of the Surviving Company immediately prior to the consummation of such transaction; (iv) the rights of such Members with respect to the Surviving Company are at least as favorable as those of Members holding Class B Units (including any rights under the Tax Receivable Agreement, unless such Termination Transaction constitutes a “Change of Control” for purposes of the Tax Receivable Agreement or otherwise results in payments of cash to the TRA Parties equivalent to (and in lieu of) the payments that would be required to be made to such TRA Parties if such Termination Transaction did constitute

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a “Change of Control” for such purposes) immediately prior to the consummation of such transaction (except to the extent that any such rights are consistent with clause (v) below) and as those applicable to any other Members (not including the Managing Member); and (v) such rights include the right, to the same extent provided to holders of Class B Units pursuant to ARTICLE XI of this Agreement, to exchange their interests in the Surviving Company (together with voting securities of the Managing Member or its successor) for: (1) a number of publicly traded common equity securities with a fair market value, as of the date of consummation of such Termination Transaction, equal to the Transaction Consideration, subject to anti-dilution adjustments comparable to those set forth in Section 11.02 (the “Successor Shares Amount”); and/or (2) cash in an amount equal to the fair market value of the Successor Shares Amount at the time of such exchange, determined in a manner consistent with the definition of “Cash Exchange Payment” as set forth in ARTICLE XI of this Agreement.

(c) In connection with any Termination Transaction permitted by Section 3.07(b) hereof, the relative fair market values shall be reasonably determined by the Managing Member as of the time of such transaction and, to the extent applicable, shall be no less favorable to the Members than the relative values reflected in the terms of such transaction.

ARTICLE IV
DISTRIBUTIONS

4.01 Distributions.

(a) Operating Distributions. The Managing Member, in its sole discretion, may authorize distributions (to the extent of Available Cash) by the Company to the holders of Class A Units and Class B Units at any time and from time to time. Subject to Section 4.01(b) with respect to Tax Distributions, all Distributions by the Company shall be made or allocated to holders of Class A Units and Class B Units pro rata based on the number of such Units held by each such holder.

(b) Tax Distributions.

(i) With respect to each Member holding Class A Units or Class B Units, the Company shall calculate the excess of (x)(A) the Income Amount allocated or allocable to such Member with respect to such Units for the Tax Estimation Period in question and for all preceding Tax Estimation Periods, if any, within the taxable year containing such Tax Estimation Period multiplied by (B) the Assumed Tax Rate over (y) the aggregate amount of all prior Tax Distributions in respect of such taxable year and any Distributions made to such Member with respect to such Units pursuant to Section 4.01(a) and Section 4.02, with respect to the Tax Estimation Period in question and any previous Tax Estimation Period falling in the taxable year containing the applicable Tax Estimation Period referred to in (x)(A) (the amount so calculated pursuant to this sentence is herein referred to as a “Member’s Required Tax Distribution”); provided, however, that the Managing Member may make adjustments in its reasonable discretion to reflect transactions occurring during the taxable year; provided, further, that in the case of the Managing Member, the “Member’s Required Tax Distribution” shall be increased to the extent that the payment obligations of the Managing Member under the Tax Receivable Agreement with respect to any Tax Estimation Period exceed the Managing Member’s available cash (taking into account its obligations or reserves for the payment of taxes, liabilities, expenses, and other corporate purposes). For purposes of this Agreement, the “Income Amount” for a Tax Estimation Period shall equal, with respect to any Member holding Class A Units or Class B Units, the net taxable income of the Company allocated or allocable to such Member with respect to such Units for such Tax Estimation Period (excluding any compensation paid to a Member outside of this Agreement, but including for the avoidance of doubt any income allocated or allocable to a Member pursuant to Section 704(c) of the Code); provided, however, that net taxable income shall be determined without regard to any special adjustment of tax items as a result of any election under Section 754 of the Code, including any adjustment pursuant to Section 734 and 743 of the Code.

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(ii) At least five (5) days before the quarterly due date for payment by corporations or individuals (whichever is earlier) on a calendar year under the Code, the Company shall distribute (to the extent of Available Cash) to the Members holding Class A Units or Class B Units, pro rata based upon the number of such Units held by each such Member an amount of cash sufficient to provide each such Member with a distribution at least equal to such Member’s Required Tax Distribution (with amounts distributed pursuant to this Section 4.01(b), “Tax Distributions”) (in the event there is insufficient Available Cash to distribute to each such Member their Member’s Required Tax Distribution in full, then the Company shall distribute such Tax Distributions pro rata to each such Member holding Class A Units or Class B Units based on the relative amount of each such Member’s Required Tax Distribution assuming such amounts were paid in full). Any Tax Distributions shall be treated in all respects as advances against future distributions pursuant to Section 4.01(a) and Section 4.02.

(iii) Notwithstanding anything to the contrary herein, no Tax Distributions will be required to be made with respect to items arising with respect to any Covered Transaction, although any unpaid Tax Distributions with respect to any Tax Estimation Period, or portion thereof, ending before a Covered Transaction shall continue to be required to be paid prior to any Distributions being made under Section 4.01(a) and Section 4.02.

(c) Special Distributions.

(i) The Managing Member shall, on the date hereof, cause the Company to distribute the Contributed Spree Shares (as such term in defined in the Business Combination Agreement) to the holders of Class B Units pro rata based on respective ownership of the Pre-Closing Company Units (as such term in defined in the Business Combination Agreement).

(ii) The Managing Member shall, on the date hereof, cause the Company to distribute the amount payable pursuant to Section 2.8 of the Business Combination Agreement (if any) to the holders of Class B Units pro rata based on respective ownership of the Pre-Closing Company Units (as such term in defined in the Business Combination Agreement). The Members agree that, for federal and state income tax purposes, such distribution shall be treated as (A) a purchase by the Managing Member from the Pre-Closing Company Members (as such term in defined in the Business Combination Agreement), pro rata based on respective ownership of the Pre-Closing Company Units of            %1 of the Pre-Closing Company Units held by each Pre-Closing Company Member, followed by (B) a conversion of such purchased Pre-Closing Company Units to Class A Units; such that after giving effect to such purchase, sale and conversion the Members own the number of Class A Units and Class B Units set forth on the attached Exhibit A. Further, for purposes of maintaining Capital Accounts hereunder, the contribution of cash described in Section 2.8 of the Business Combination Agreement (if any), and the distribution described in this Section 4.01(c)(ii), shall be disregarded.

4.02 Liquidation Distribution. Subject to Section 4.01(b) with respect to Tax Distributions, all Distributions by the Company, and all proceeds (whether received by the Company or directly by the Members) in connection with dissolution of the Company shall be made or allocated among the holders of Class A Units and Class B Units pro rata based on the number of such Units held by each such holder.

4.03 Limitations on Distribution. Notwithstanding any provision to the contrary contained in this Agreement, the Managing Member shall not make a distribution to any Member if such distribution would violate (a) Section 347.109 of the Act, (b) other applicable Law or (c) the terms of any credit agreement or other third-party agreement or arrangement to which the Company is a party.

4.04 Use of Distribution Funds. The Managing Member shall use distributions received from the Company for payment of taxes, for obligations under the Tax Receivable Agreement, for liabilities or expenses, to loan funds to the Company in accordance with this Agreement, to contribute funds to the Company in exchange for additional

____________

1        NTD: Percentage to be calculated as follows – 1,000,000/(1,000,000 + X) with X being the number of post-closing Class B Units

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Class A Units in accordance with the terms of this Agreement, for the payment of dividends to its shareholders or for other general corporate purposes, in each case as determined in the sole discretion of the Managing Member; provided that the Managing Member may not use such distributions to acquire any Units, except as otherwise expressly provided in Section 7.04.

ARTICLE V
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; TAX ALLOCATIONS; TAX MATTERS

5.01 Initial Capital Contributions. The Members have made, on or prior to the date hereof, Capital Contributions and, in exchange, the Company has issued to the Members the number of Class A Units, as specified in the books and records of the Company.

5.02 No Additional Capital Contributions. No Member shall be required to make additional Capital Contributions to the Company without the consent of such Member or permitted to make additional capital contributions to the Company without the consent of the Managing Member, which may be granted or withheld in its sole discretion.

5.03 Capital Accounts. A separate capital account (a “Capital Account”) shall be established and maintained for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and this Section 5.03. The Company may adjust the Capital Accounts of its Members to reflect revaluations of the property of any Subsidiary of the Company that is treated as a partnership (or entity disregarded from a partnership) for U.S. federal income tax purposes. The Capital Account of each Member shall be credited with such Member’s Capital Contributions, if any, all Profits allocated to such Member pursuant to Section 5.04 and any items of income or gain which are specially allocated pursuant to Section 5.05; and shall be debited with all Losses allocated to such Member pursuant to Section 5.04, any items of loss or deduction of the Company specially allocated to such Member pursuant to Section 5.05, and all cash and the Carrying Value of any property (net of liabilities assumed by such Member and the liabilities to which such property is subject) distributed by the Company to such Member. Any references in any section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. In the event of any transfer of any interest in the Company in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

5.04 Allocations of Profits and Losses. Except as otherwise provided in this Agreement, Profits and Losses (and, to the extent necessary, individual items of income, gain or loss or deduction of the Company) shall be allocated in a manner such that the Capital Account of each Member after giving effect to the special allocations set forth in Section 5.05 is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to ARTICLE IX if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value, all Company liabilities were satisfied in cash in accordance with their terms (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability) and all remaining or resulting cash was distributed to the Members in accordance with Section 9.03, minus (ii) such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Managing Member shall make such adjustments to Capital Accounts as it determines in its reasonable discretion to be appropriate to ensure allocations are made in accordance with a Member’s interest in the Company.

5.05 Special Allocations. Notwithstanding any other provision in this ARTICLE V:

(a) Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain or Member Nonrecourse Debt Minimum Gain (determined in accordance with the principles of Treasury Regulations Sections 1.704-2(d) and 1.704-2(i)) during any Company taxable year, the Members shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to Treasury Regulations Section 1.704-2(i) (4). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.05(a) is intended to comply with the minimum gain chargeback requirements in such Treasury Regulations Sections and shall be interpreted consistently therewith; including that no chargeback shall be required to the extent of the exceptions provided in Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

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(b) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in such Member’s Adjusted Capital Account Balance created by such adjustments, allocations or distributions as promptly as possible; provided that an allocation pursuant to this Section 5.05(b) shall be made only to the extent that a Member would have a deficit Adjusted Capital Account Balance in excess of such sum after all other allocations provided for in this ARTICLE V have been tentatively made as if this Section 5.05(b) were not in this Agreement. This Section 5.05(b) is intended to comply with the “qualified income offset” requirement of the Code and shall be interpreted consistently therewith.

(c) Gross Income Allocation. If any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 5.05(c) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this ARTICLE V have been tentatively made as if Section 5.05(b) and this Section 5.05(c) were not in this Agreement.

(d) Nonrecourse Deductions. Nonrecourse Deductions shall be allocated to the Members holding Class A Units and Class B Units in accordance with their respective Class A/B Percentage Interest.

(e) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any taxable period shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(f) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g) Ameliorative Allocations. Any special allocations of income or gain pursuant to Sections 5.05(a), (b) or (c) hereof shall be taken into account in computing subsequent allocations pursuant to Section 5.04 and this Section 5.05(g), so that the net amount of any items so allocated and all other items allocated to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each Member if such allocations pursuant to Sections 5.05(a), (b) or (c) had not occurred.

(h) Allocations Relating to Taxable Issuance of Units. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Units by the Company to a Member (the “Issuance Items”) shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

5.06 Tax Allocations. For income tax purposes, each item of income, gain, loss and deduction of the Company shall be allocated among the Members in the same manner as the corresponding items of Profits and Losses and specially allocated items are allocated for Capital Account purposes; provided that in the case of any asset the Carrying Value of which differs from its adjusted tax basis for U.S. federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for income tax purposes in accordance

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with the principles of Sections 704(b) and (c) of the Code (in any manner determined by the Managing Member and permitted by the Code and Treasury Regulations; provided that the prior written consent of Original Member Representative (and its successors or assigns) shall be required for use of any method other than the traditional method (without curative allocations) described in Treasury Regulations Section 1.704-3(b)) so as to take account of the difference between Carrying Value and adjusted basis of such asset. Notwithstanding the foregoing, the Managing Member shall make such allocations for tax purposes as it determines in its reasonable discretion to be appropriate to ensure allocations are made in accordance with a Member’s interest in the Company. If, as a result of an exercise of a noncompensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x). If the Managing Member causes a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Managing Member shall make corrective allocations in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(4)(x).

5.07 Tax Advances. If the Company or any other Person in which the Company holds an interest is required by Law to withhold or to make tax payments on behalf of or with respect to any Member, or the Company is subjected to tax itself (including any amounts withheld from amounts directly or indirectly payable to the Company or to any other Person in which the Company holds an interest) by reason of the status of any Member as such or that is specifically attributable to a Member (including federal, state, local or foreign withholding, personal property, unincorporated business or other taxes, the amount of any taxes arising under the Revised Partnership Audit Provisions, the amount of any taxes imposed under Section 1446(f) of the Code, and any interest, penalties, additions to tax, and expenses related to any such amounts) (“Tax Advances”), the Managing Member may cause the Company to withhold such amounts and cause the Company to make such tax payments as so required. All Tax Advances made on behalf of a Member shall be repaid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member. For all purposes of this Agreement such Member shall be treated as having received the amount of the distribution that is equal to the Tax Advance. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability (including, without limitation, any liability for taxes, penalties, additions to tax or interest other than any penalties, additions to tax or interest imposed as a result of the Company’s failure to withhold or make a tax payment on behalf of such Member which withholding or payment is required pursuant to applicable Law) with respect to income attributable to or distributions or other payments to such Member. For the avoidance of doubt, any income taxes, penalties, additions to tax and interest payable by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members and shall be allocated among the Members such that the burden of (or any diminution in distributable proceeds resulting from) any such amounts is borne by those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise, including pursuant to an allocation made under Section 5.08), in each case, as reasonably determined by the Managing Member. For the avoidance of doubt, any taxes, penalties, and interest payable under the Revised Partnership Audit Provisions by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members of the Company, and the Managing Member shall use commercially reasonable efforts to allocate the burden of (or any diminution in distributable proceeds resulting from) any such taxes, penalties or interest to those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise), as reasonably determined by the Managing Member.

5.08 Partnership Representative.

(a) The Original Member Representative is hereby designated as (and, if not already appointed, the Company shall appoint the Original Member Representative as) the Company’s “partnership representative” as that term is defined in the Revised Partnership Audit Provisions for taxable years of the Company beginning after December 31, 2017 and ending on or prior to December 31, 2022. The Managing Member is hereby authorized to designate (and the Company shall appoint the Person so designated) the Company’s “partnership representative” as that term is defined in Revised Partnership Audit Provisions for taxable years of the Company beginning on or after January 1, 2023. For each Fiscal Year in which the Partnership Representative is an entity, the Company shall appoint an individual identified by the Partnership Representative for such Fiscal Year to act on its behalf (the “Designated Individual”) in accordance with the applicable Treasury Regulations or analogous provisions of state or local Law. Each Member hereby

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expressly consents to such designations and agrees to take, and that each of the Company and the Managing Member is authorized to take (or cause the Company to take), such other actions as may be necessary or advisable pursuant to Treasury Regulations or other Internal Revenue Service or Treasury guidance or state or local Law to cause such designations or evidence such Member’s consent to such designations.

(b) Subject to this Section 5.08, the Partnership Representative shall have the sole authority to act on behalf of the Company in connection with, make all relevant decisions regarding application of, and to exercise the rights and powers provided for in the Revised Partnership Audit Provisions, including making any elections under the Revised Partnership Audit Provisions or any decisions to settle, compromise, challenge, litigate or otherwise alter the defense of any action, audit or examination before the IRS or any other income tax authority (each, an “Audit”), and to expend Company funds for professional services and other expenses reasonably incurred in connection therewith. Notwithstanding the foregoing or anything to the contrary in this Agreement, with respect to any “imputed underpayment” arising in connection with any Audit relating to any taxable year for which the Original Member Representative is the Partnership Representative, at the election of the Managing Member (in its reasonable discretion), the Original Member Representative shall be required to make (or cause to be made) an election under Section 6226(a) of the Code (or any analogous provision of state or local Law).

(c) Without limiting the foregoing, the Partnership Representative shall give prompt written notice to the Original Member Representative of the commencement of any Audit of the Company or any of its Subsidiaries the resolution of which would reasonably be expected to have a disproportionate (compared to the Managing Member) and material adverse effect on the Original Members. The Partnership Representative shall keep the Original Member Representative reasonably informed of the material developments and status of any such Audit for taxable years beginning on or after January 1, 2022 (a “Specified Audit”), (i) permit the Original Member Representative (or its designee) to participate (including using separate counsel), in each case at the Original Members’ sole cost and expense, in any such Specified Audit to the maximum extent permitted by the applicable tax authority, and (ii) promptly notify the Original Member Representative of receipt of a notice of a final partnership adjustment (or equivalent under applicable Laws) or a final decision of a court or IRS Independent Office of Appeals panel (or equivalent body under applicable Laws) with respect to such Specified Audit. The Partnership Representative or the Company shall promptly provide the Original Member Representative with copies of all material correspondence between the Partnership Representative or the Company (as applicable) and any governmental entity in connection with such Specified Audit and shall give the Original Member Representative a reasonable opportunity to review and comment on any material correspondence, submission (including settlement or compromise offers) or filing in connection with any such Specified Audit. Additionally, without limiting the final sentence of this Section 5.08(c), the Partnership Representative shall not (and the Company shall not (and shall not authorize the Partnership Representative to)) settle, compromise or abandon any Specified Audit in a manner that would reasonably be expected to have a disproportionate (compared to the Managing Member) and material adverse effect on the Original Members without the Original Member Representative’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). Without limiting the final sentence of this Section 5.08(c), the Partnership Representative shall obtain the prior written consent of the Original Member Representative (which consent shall not be unreasonably withheld, delayed or conditioned) before taking any material action under the Revised Partnership Audit Provisions that would reasonably be expected to have a disproportionate (compared to the Managing Member) and material adverse effect on the Original Members. Notwithstanding the foregoing, (i) each of the obligations of the Partnership Representative and the Company, and rights of the Original Member Representative and Original Members, under this Section 5.08(c) shall terminate and have no further force or effect from and after the date that the Original Members no longer own 20% of the combined Class A Units and Class B Units, and (ii) with respect to any “imputed underpayment” arising in connection with any Audit, at the election of the Managing Member (in its reasonable discretion), the Partnership Representative shall be required to make (or cause to be made) an election under Section 6226(a) of the Code (or any analogous provision of state or local Law).

(d) To the extent that the Partnership Representative does not make an election under Code Section 6226(a) for any taxable year, the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), to the extent such modification

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would reduce any taxes payable by the Company. Each Member agrees to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of examinations under the Revised Partnership Audit Provisions; provided, that a Member shall not be required to file an amended federal income tax return, as described in Code Section 6225(c)(2)(A). The provisions of this Section 5.08(d) shall survive the termination of any Member’s interest in the Company, the termination of this Agreement and the termination of the Company and shall remain binding on each Member.

(e) To the extent there are provisions of any applicable state or local tax laws that are similar to the Revised Partnership Audit Provisions, the Members agree to follow procedures similar to those described in this Section 5.08 with respect to such state and local tax laws.

(f) All expenses incurred by the Partnership Representative or Designated Individual in connection with its duties as partnership representative or designated individual, as applicable, shall be expenses of the Company (including, for the avoidance of doubt, any costs and expenses incurred in connection with any claims asserted against the Partnership Representative or Designated Individual, as applicable), and the Company shall reimburse and indemnify the Partnership Representative or Designated Individual, as applicable, for all such expenses and costs. Nothing herein shall be construed to restrict the Partnership Representative or Designated Individual from engaging lawyers, accountants, tax advisers, or other professional advisers or experts to assist the Partnership Representative or Designated Individual in discharging its duties hereunder. Neither the Partnership Representative nor Designated Individual shall be liable to the Company, any Member or any Affiliate thereof for any costs or losses to any Persons, any diminution in value or any liability whatsoever arising as a result of the performance of its duties pursuant to this Section 5.08 absent (i) willful breach of any provision of this Section 5.08 or (ii) bad faith, fraud, or willful misconduct on the part of the Partnership Representative or Designated Individual, as applicable.

5.09 Other Allocation Provisions. Certain of the foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. In addition to amendments effected in accordance with Section 12.12 or otherwise in accordance with this Agreement, Sections 5.03 and 5.04 may also, so long as any such amendment does not materially change the relative economic interests of the Members, be amended at any time by the Managing Member if necessary, in the opinion of tax counsel to the Company, to comply with such regulations or any applicable Law.

5.10 Survival. Sections 5.07 and 5.08 shall be interpreted to apply to Members and former Members and shall survive the Transfer of a Member’s Units and the termination, dissolution, liquidation and winding up of the Company and, for this purpose to the extent not prohibited by applicable Law, the Company shall be treated as continuing in existence.

ARTICLE VI
BOOKS AND RECORDS; REPORTS

6.01 Books and Records.

(a) At all times during the continuance of the Company, the Company shall prepare and maintain separate books of account for the Company in accordance with GAAP.

(b) Except as limited by Section 6.01(c), each Member shall have the right to receive, for a purpose reasonably related to such Member’s interest as a Member in the Company, upon reasonable written demand stating the purpose of such demand and at such Member’s own expense:

(i) a copy of the Articles and this Agreement and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which the Articles and this Agreement and all amendments thereto have been executed; and

(ii) copies of the Company’s U.S. federal income tax returns for the three most recent years.

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(c) The Managing Member may keep confidential from the Members, for such period of time as the Managing Member determines in its sole discretion, (i) any information that the Managing Member reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Managing Member believes is not in the best interests of the Company, could damage the Company or its business or that the Company is required by law or by agreement with any third party to keep confidential, including without limitation, information as to the Units held by any other Member. With respect to any schedules, annexes or exhibits to this Agreement, each Member (other than the Managing Member) shall only be entitled to receive and review any such schedules, annexes and exhibits relating to such Member and shall not be entitled to receive or review any schedules, annexes or exhibits relating to any other Member (other than the Managing Member).

(d) The Managing Member shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making any tax elections. The Company, within 90 days of the close of each Fiscal Year, shall use commercially reasonable efforts to furnish to each Member that was a Member during such Fiscal Year a Schedule K-1 and such other tax information reasonably required for federal, state and local income tax reporting purposes. The Company shall use commercially reasonable efforts to provide to each Person that was a Member during the Fiscal Year (a) by May 15th, August 15th and November 15th of such Fiscal Year, with an estimate of the taxable income, gains, deductions, losses and other items for, respectively, the first, second and third fiscal quarters that such Person will be required to include in its taxable income and (b) by February 15th of such Fiscal Year, with an estimate of the taxable income, gains, deductions, losses and other items of such Person to be reflected on the Schedule K-1 of such Person for the prior Fiscal Year. The Company also shall provide the Members with such other information as may be reasonably requested for purposes of allowing the Members to prepare and file their own tax returns, provided that any costs or expenses with respect to the foregoing shall be borne by the requesting Member.

(e) The Company shall make the following elections on the appropriate tax returns (provided that the election described in clause (ii) below cannot be rescinded without the prior written consent of the Original Member Representative):

(i) to adopt an appropriate federal income tax method of accounting and to keep the Company’s books and records on such income-tax method;

(ii) to have in effect (and, to the extent within the control of the Managing Member, to cause each direct or indirect subsidiary that is treated as a partnership for U.S. federal income tax purposes to have in effect) an election, pursuant to Section 754 of the Code (and any similar election for state or local tax purposes), to adjust the tax basis of Company properties, for the first taxable year of the Company for which such election is relevant and each subsequent taxable year in which an Exchange pursuant to ARTICLE XI occurs; and

(iii) any other available election that the Managing Member reasonably deems appropriate; provided that, for so long as the Original Members collectively own at least 20% of the combined Class A Units and Class B Units, the Managing Member shall consult in good faith with the Original Member Representative with respect to any material tax election with respect to the Company that could reasonably be expected to have a disproportionate (as compared to the Managing Member) and adverse effect on the Original Members, and not make such election without the Original Member Representative’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

No Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

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ARTICLE VII
COMPANY UNITS

7.01 Units.

(a) Limited liability company interests in the Company shall be represented by Units. At the execution of this Agreement, the Units are comprised of two Classes:

(i) “Class A Units”. Immediately after giving effect to the transactions contemplated by the Business Combination Agreement, the Managing Member holds the number of Class A Units set forth opposite the Managing Member’s name on Exhibit A hereto.

(ii) “Class B Units”. Immediately after giving effect to the transactions contemplated by the Business Combination Agreement, each Member holds the number of Class B Units set forth opposite such Member’s name on Exhibit A hereto. Class B Units shall have all the rights, privileges, preferences, and obligations as are specifically provided for in this Agreement for Class B Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one (1) or more other classes of Units. Notwithstanding anything to the contrary contained herein, the Class B Units shall not be entitled to vote on any matter subject to a vote of the Members, except as otherwise expressly set forth herein or required by law. Certain Class B Units may be subject to vesting as set forth in this Agreement or any other written agreement related to such Class B Units, including the First A&R Agreement. By entering into this Agreement, any holder of Class B Units issued pursuant to the Business Combination Agreement hereby approves, ratifies and confirms the Business Combination Agreement and the transactions contemplated thereby, including, without limitation, the Business Combination.

(b) Subject to Section 7.04, the Managing Member in its sole discretion may establish and cause the Company to issue, from time to time in accordance with such procedures as the Managing Member shall determine from time to time, additional Units, in one (1) or more Classes, or other Company securities, at such price, and with such designations, preferences and relative, participating, optional or other special rights, powers and duties (which may be senior to existing Units, Classes or other Company securities), as shall be determined by the Managing Member without the approval of any Member or any other Person who may acquire an interest in any of the Units, including: (i) the right of such Units to share in Profits and Losses or items thereof; (ii) the right of such Units to share in Company distributions; (iii) the rights of such Units upon dissolution and winding up of the Company; (iv) whether, and the terms and conditions upon which, the Company may or shall be required to redeem such Units (including sinking fund provisions); (v) whether such Units are issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which such Units will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the percentage interest as to such Units; (viii) the terms and conditions of the issuance of such Units (including, without limitation, the amount and form of consideration, if any, to be received by the Company in respect thereof, the Managing Member being expressly authorized, in its sole discretion, to cause the Company to issue such Units for less than fair market value); and (ix) the right, if any, of the holder of such Units to vote on Company matters, including matters relating to the relative designations, preferences, rights, powers and duties of such Units. Notwithstanding any other provision of this Agreement the Managing Member in its sole discretion, without the approval of any Member or any other Person, is authorized: (A) to cause the Company to issue Units or other Company securities of any newly established Class or any existing Class to Members or other Persons who may acquire an interest in the Company; (B) to amend this Agreement to reflect the creation of any such new Class, the issuance of Units or other Company securities of such Class, and the admission of any Person as a Member which has received Units or other Company securities; and (C) to effect the combination, subdivision and/or reclassification of outstanding Units as may be necessary or appropriate to give economic effect to equity investments in the Company by the Managing Member that are not accompanied by the issuance by the Company to the Managing Member of additional Units and to update the books and records of the Company accordingly. All Units of a particular Class shall have identical rights in all respects as all other Units of such Class, except in each case as otherwise specified in this Agreement. Notwithstanding anything to the contrary in this Agreement, the Managing Member shall not cause or permit the Company to issue, or authorize the issuance of, any Class B Units unless the

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Managing Member has a sufficient number of Class A Common Stock authorized, available and reserved for issuance upon an exchange of such newly issued Class B Units for Class A Common Stock pursuant to an Exchange pursuant to ARTICLE XI.

7.02 Register. The books and records of the Company shall be the definitive record of ownership of each Unit and all relevant information with respect to each Member. Unless the Managing Member in its sole discretion shall determine otherwise, Units shall be uncertificated and recorded in the books and records of the Company.

7.03 Registered Members. The Company shall be entitled to recognize the exclusive right of a Person registered on its records as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Act or other applicable Law.

7.04 Issuances, Repurchases and Redemptions, Recapitalizations.

(a) Issuances by the Managing Member.

(i) Subject to Section 7.04(a)(ii) and ARTICLE XI, if, at any time after the date of consummation of the Business Combination Agreement, the Managing Member sells or issues shares of Class A Common Stock or any other Equity Interests of the Managing Member (other than Class X Common Stock), (x) the Company shall concurrently issue to the Managing Member an equal number of Class A Units (if the Managing Member issues Class A Common Stock), or an equal number of such other Equity Interests of the Company corresponding to the Equity Interests issued by the Managing Member (if the Managing Member issues Equity Interests other than Class A Common Stock), and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Interests of the Managing Member so issued and (y) the Managing Member shall concurrently contribute to the Company, the net proceeds or other property received by the Managing Member, if any, for such Class A Common Stock or other Equity Interest.

(ii) Notwithstanding anything to the contrary contained in Section 7.04(a)(i) or Section 7.04(a)(iii), this Section 7.04 shall not apply to (A) the issuance and distribution to holders of shares of Class A Common Stock or other Equity Interests of the Managing Member of rights to purchase Equity Interests of the Managing Member under a “poison pill” or similar shareholder rights plan (and upon exchange of Class B Units for shares of Class A Common Stock, such shares of Class A Common Stock will be issued together with a corresponding right under such plan) or (B) the issuance under the Managing Member’s employee benefit plans of any warrants, options, stock appreciation right, restricted stock, restricted stock units, performance based award or other rights to acquire Equity Interests of the Managing Member, but shall in each of the foregoing cases apply to the issuance of Equity Interests of the Managing Member in connection with the exercise or settlement of such warrants, options, stock appreciation right, restricted stock units, performance based awards or the vesting of restricted stock (including as set forth in clause (iii) below, as applicable).

(iii) In the event any outstanding Equity Interest of the Managing Member is exercised or otherwise converted and, as a result, any shares of Class A Common Stock or other Equity Interests of the Managing Member are issued (including as a result of the exercise of warrants of the Managing Member), (A) the corresponding Equity Interest outstanding at the Company, if any, shall be similarly exercised or otherwise converted, if applicable, (B) an equivalent number of Class A Units or equivalent Equity Interests of the Company shall be issued to the Managing Member as required by the first sentence of Section 7.04(a)(i), and (C) the Managing Member shall concurrently contribute to the Company the net proceeds received by the Managing Member from any such exercise or conversion.

(b) New Company Equity Interests. Except pursuant to ARTICLE XI, (i) the Company may not issue any additional Class A Units or Equity Interests of the Company to the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously therewith the Managing Member or such Subsidiary issues or transfers an equal number of newly-issued shares of Class A Common Stock of the Managing Member (or relevant Equity Interest of such Subsidiary)

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to another Person or Persons and contributes the net proceeds therefrom to the Company, and (ii) the Company may not issue any other Equity Interests of the Company to the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously therewith the Managing Member or such Subsidiary issues or transfers, to another Person, an equal number of newly-issued shares of Equity Interests of the Managing Member or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Interests of the Company and contributes the net proceeds therefrom to the Company.

(c) Repurchases and Redemptions.

(i) Neither the Managing Member nor any of its Subsidiaries (other than the Company and its Subsidiaries) may redeem, repurchase or otherwise acquire (A) shares of Class A Common Stock pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) unless substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from the Managing Member or such Subsidiary an equal number of Class A Units for the same price per security, if any, or (B) any other Equity Interests of the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) unless substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from the Managing Member or such Subsidiary an equal number of the corresponding class or series of Equity Interests of the Company with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Interests of the Managing Member or such Subsidiary for the same price per security, if any.

(ii) The Company may not redeem, repurchase or otherwise acquire (A) any Class A Units from the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously the Managing Member or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) an equal number of shares of Class A Common Stock for the same price per security from holders thereof or (B) any other Equity Interests of the Company from the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously the Managing Member or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) for the same price per security an equal number of Equity Interests of the Managing Member (or such Subsidiary) of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Interests of the Managing Member or such Subsidiary.

(d) Equity Subdivisions and Combinations.

(i) The Company shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Equity Interests of the Company unless accompanied by an identical subdivision or combination, as applicable, of the outstanding related class or series of Equity Interest of the Managing Member, with corresponding changes made with respect to any other exchangeable or convertible Equity Interests of the Company and the Managing Member.

(ii) Except as provided in Section 7.04(f), the Managing Member shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of any class or series of Equity Interest of the Managing Member, unless accompanied by an identical subdivision or combination, as applicable, of the outstanding related class or series of Equity Interest of the Company, with corresponding changes made with respect to any applicable exchangeable or convertible Equity Interests of the Company and the Managing Member.

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(e) General Authority. For the avoidance of doubt, but subject to Section 7.01, Section 7.02 and Section 7.03, the Company and the Managing Member shall be permitted to undertake all actions, including an issuance, redemption, reclassification, distribution, division or recapitalization, with respect to the Class A Units and/or Class B Units as the Managing Member determines is necessary to maintain at all times a one-to-one ratio between (i) the number of Class A Units owned by the Managing Member, directly or indirectly, and the number of outstanding shares of Class A Common Stock and (ii) the number of outstanding shares of Class X Common Stock held by any Member other than the Managing Member and the number of Class B Units held by such Member disregarding, for purposes of maintaining the one-to-one ratio in clause (i), (A) options, rights or securities of the Managing Member issued under any plan involving the issuance of any Equity Interests that are convertible into or exercisable or exchangeable for shares of Class A Common Stock, (B) treasury stock, or (C) preferred stock or other debt or equity securities (including warrants, options or rights) issued by the Managing Member that are convertible or into or exercisable or exchangeable for shares of Class A Common Stock (but in each case prior to such conversion, exercise or exchange).

(f) Notwithstanding anything to the contrary in this Agreement, if the Managing Member (i) receives Tax Distributions in an amount in excess of the amount necessary to enable the Managing Member to meet its U.S. federal, state and local and non-U.S. tax obligations, its obligations under the Tax Receivable Agreement, and any other operating expenses or (ii) holds any other excess cash amount, the Managing Member may, in its sole discretion, (A) distribute such excess cash amount to its shareholders or (B) contribute such excess cash amount to the Company in exchange for a number of Units or other Equity Securities of the Company determined in its sole discretion, and in such case, the Managing Member may distribute to the holders of Class A Common Stock an amount of shares of Class A Common Stock (if the Company issues Units to the Managing Member) or such other Equity Security of the Managing Member (if the Company issues Equity Securities of the Company other than Units), corresponding to the Equity Securities issued by the Company and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company that were issued to the Managing Member.

ARTICLE VIII
TRANSFER RESTRICTIONS

8.01 Member Transfers.

(a) Except as otherwise agreed to in writing between the Managing Member and the applicable Member and reflected in the books and records of the Company or as otherwise provided in this ARTICLE VIII, no Member or Assignee thereof may Transfer all or any portion of its Units or other interest in the Company (or beneficial interest therein) without the prior consent of the Managing Member, which consent with respect to the Class A Units or the Class B Units, may be given or withheld, or made subject to such conditions (including, without limitation, the receipt of such legal opinions and other documents that the Managing Member may require and/or such consent being provided in the form of a plan or program entered into or approved by the Managing Member) as are determined by the Managing Member in its sole discretion. Any such determination in the Managing Member’s sole discretion in respect of Units shall be final and binding. Such determinations with respect of Units need not be uniform and may be made selectively among Members, whether or not such Members are similarly situated, and shall not constitute the breach of any duty hereunder or otherwise existing at law, in equity or otherwise. Any purported Transfer of Units that is not in accordance with, or subsequently violates, this Agreement shall be, to the fullest extent permitted by law, null and void. If a Member transfers all or a portion of its Class B Units to a transferee in compliance with this Agreement, the Member shall surrender a number of shares of Class X Common Stock to the Managing Member equal to the number of transferred Class B Units, such shares of Class X Common Stock will be immediately cancelled, and the Managing Member shall issue the same number of shares of Class X Common Stock (to the extent permitted by the Managing Member Charter) to such transferee upon its admittance to the Company as a Member.

(b) Notwithstanding anything otherwise to the contrary in this Section 8.01, without the consent of the Managing Member or any other Person, each Member that is a Member holding at least 5% of the Class A Percentage Interest or Class B Percentage Interest, as applicable, may Transfer all or any portion of

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its Class A Units or Class B Units, as applicable, in a Transfer that complies with Section 8.04, unless the Managing Member timely and reasonably objects in accordance with Section 8.04, so long as such transfer does not increase the number of Members of the Company.

(c) Notwithstanding anything otherwise to the contrary in this Section 8.01, each Member may Transfer Units in an Exchange pursuant to, and in accordance with, ARTICLE XI; provided that in the case of any Member other than a Member holding at least 5% of the Class A Percentage Interest or Class B Percentage Interest, as applicable, that such Exchange shall be effected in compliance with reasonable policies that the Managing Member may adopt or promulgate from time to time and advise the Members of in writing (including policies requiring the use of designated administrators or brokers) in its reasonable discretion; provided, further, that if such policies conflict with the terms of ARTICLE XI, the provisions of ARTICLE XI shall apply in lieu thereof to any Exchange to the extent of such conflict.

(d) Notwithstanding anything otherwise to the contrary in this Section 8.01, (i) a Member that is a natural person may Transfer all or any portion of his or her Units without consideration to any member of his or her Family Group, (ii) a Member that is an entity may Transfer all or any portion of its Units to any Affiliate of such Member (including any partner, shareholder or member controlling or under common control with such Member and Affiliated investment fund or vehicle of such Member) and (iii) the Managing Member may implement other policies and procedures to permit the Transfer of Units by the other Members for personal planning purposes and any such Transfer effected in compliance with such policies and procedures shall not require the prior consent of the Managing Member, in the case of each of (i), (ii) and (iii), in a Transfer that complies with Section 8.04.

8.02 Mandatory Exchanges. The Managing Member may in its sole discretion at any time and from time to time, without the consent of any Member or other Person, cause to be Transferred to the Managing Member in an Exchange pursuant to ARTICLE XI any and all Units, except for Units held by any Member holding at least 5% of the Class A Percentage Interest or Class B Percentage Interest, as applicable. Any such determinations by the Managing Member need not be uniform and may be made selectively among Members, whether or not such Members are similarly situated.

8.03 Encumbrances. No Member or Assignee may create an Encumbrance with respect to all or any portion of its Units (or any beneficial interest therein) other than Encumbrances that run in favor of the Member unless the Managing Member consents in writing thereto, which consent may be given or withheld, or made subject to such conditions as are determined by the Managing Member, in the Managing Member’s sole discretion. Consent of the Managing Member shall be withheld until the holder of the Encumbrance acknowledges the terms and conditions of this Agreement. Any purported Encumbrance that is not in accordance with this Agreement shall be, to the fullest extent permitted by law, null and void.

8.04 Further Restrictions.

(a) Units issued from time to time after the date of this Agreement, including Units issued under equity incentive plans of the Company or the Managing Member (or upon settlement of awards granted under such plans), may be subject to such additional or other terms and conditions, including with regard to vesting, forfeiture, minimum retained ownership and Transfer, as may be agreed between the Managing Member and the applicable Member and reflected in the books and records of the Company. Such requirements, provisions and restrictions need not be uniform and may be waived or released by the Managing Member in its sole discretion with respect to all or a portion of the Units owned by any one (1) or more Members at any time and from time to time, and shall not constitute the breach of any duty hereunder or otherwise existing at law, in equity or otherwise.

(b) Notwithstanding any contrary provision in this Agreement, in no event may any Transfer of a Unit (other than in accordance with ARTICLE XI) be made by any Member or Assignee if the Managing Member determines that:

(i) such Transfer is made to any Person who lacks the legal right, power or capacity to own such Unit;

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(ii) except pursuant to an Exchange pursuant to ARTICLE XI, such Transfer would require the registration of such transferred Unit or of any Class pursuant to any applicable U.S. federal or state securities laws (including, without limitation, the Securities Act or the Exchange Act) or other non-U.S. securities laws (including Canadian provincial or territorial securities laws) or would constitute a non-exempt distribution pursuant to applicable provincial or state securities laws;

(iii) such Transfer would cause (A) all or any portion of the assets of the Company to (1) constitute “plan assets” (under ERISA, the Code or any applicable Similar Law) of any existing or contemplated Member, or (2) be subject to the provisions of ERISA, Section 4975 of the Code or any applicable Similar Law, or (B) the Managing Member to become a fiduciary with respect to any existing or contemplated Member, pursuant to ERISA, any applicable Similar Law, or otherwise;

(iv) to the extent requested by the Managing Member, the Company does not receive such legal and/or tax opinions and written instruments (including, without limitation, copies of any instruments of Transfer and such Assignee’s consent to be bound by this Agreement as an Assignee) that are in a form reasonably satisfactory to the Managing Member; or

(v) such Transfer would pose a material risk that the Company would be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code and the regulations promulgated thereunder.

(vi) All determinations with respect to this Section 8.04 shall be made by the Managing Member in its sole discretion; provided, however, that all such determinations with respect to a Member holding at least 5% of the Class A Percentage Interest or Class B Percentage Interest, as applicable, shall, in each case, be made by the Managing Member exercising its reasonable discretion.

(c) In addition, notwithstanding any contrary provision in this Agreement, to the extent the Managing Member shall reasonably determine that interests in the Company do not meet the requirements of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3); provided that, for such purpose, the Company and the Managing Member shall assume that each Original Member is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)) unless otherwise required by applicable Law), the Managing Member may impose such restrictions on the Transfer of Units or other interests in the Company as the Managing Member may reasonably determine to be necessary or advisable so that the Company is not treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code and the regulations promulgated thereunder.

(d) Transfers of Units (other than pursuant to an Exchange pursuant to ARTICLE XI) that are otherwise permitted by this ARTICLE VIII may only be made on the first day of a fiscal quarter of the Company, unless the Managing Member otherwise agrees.

(e) To the fullest extent permitted by law, any Transfer in violation of this ARTICLE VIII shall be deemed null and void ab initio and of no effect.

(f) Promptly following the occurrence of any Transfer, the Company shall cause Exhibit A hereto to be updated to reflect the occurrence of such Transfer.

8.05 Rights of Assignees. Subject to Section 8.04(b), the Transferee of any permitted Transfer pursuant to this ARTICLE VIII will be an assignee only (“Assignee”), and only will receive, to the extent transferred, the distributions and allocations of income, gain, loss, deduction, credit or similar item to which the Member which transferred its Units would be entitled, and such Assignee will not be entitled or enabled to exercise any other rights or powers of a Member, such other rights, and all obligations relating to, or in connection with, such interest remaining with the transferring Member. The transferring Member will remain a Member even if it has transferred all of its Units to one (1) or more Assignees until such time as the Assignee(s) is admitted to the Company as a Member pursuant to Section 8.07.

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8.06 Admissions, Resignations and Removals.

(a) No Person may be admitted to the Company as an additional Managing Member or substitute Managing Member without the prior written consent of each incumbent Managing Member, which consent may be given or withheld, or made subject to such conditions as are determined by each incumbent Managing Member, in each case in the sole discretion of each incumbent Managing Member. A Managing Member will not be entitled to resign as a Managing Member of the Company unless another Managing Member shall have been admitted hereunder (and not have previously been removed or resigned).

(b) No Member will be removed or entitled to resign from being a Member of the Company except in accordance with Section 8.08 hereof. Any additional Managing Member or substitute Managing Member admitted as a Managing Member of the Company pursuant to this Section 8.06 is hereby authorized to, and shall, continue the Company without dissolution.

(c) Except as otherwise provided in ARTICLE IX or the Act, no admission, substitution, resignation or removal of a Member will cause the dissolution of the Company. To the fullest extent permitted by law, any purported admission, resignation or removal that is not in accordance with this Agreement shall be null and void.

8.07 Admission of Assignees as Substitute Members. An Assignee will become a substitute Member only if and when each of the following conditions is satisfied:

(a) the Managing Member consents in writing to such admission, which consent may be given or withheld, or made subject to such conditions as are determined by the Managing Member, in each case, in the Managing Member’s sole discretion;

(b) if required by the Managing Member, the Managing Member receives written instruments (including, without limitation, copies of any instruments of Transfer and such Assignee’s consent to be bound by this Agreement as a substitute Member) that are in a form satisfactory to the Managing Member (as determined in its sole discretion);

(c) if required by the Managing Member, the Managing Member receives an opinion of counsel satisfactory to the Managing Member to the effect that such Transfer is in compliance with this Agreement and all applicable Law; and

(d) if required by the Managing Member, the parties to the Transfer, or any one (1) of them, pays all of the Company’s reasonable expenses connected with such Transfer (including, but not limited to, the reasonable legal and accounting fees of the Company).

8.08 Resignation and Removal of Members. Subject to Section 8.05, if a Member (other than the Managing Member) ceases to hold any Units then such Member shall cease to be a Member and to have the power to exercise any rights or powers of a member of the Company, and shall be deemed to have resigned from the Company.

8.09 Withholding. In the event any transfer is permitted pursuant to this ARTICLE VIII, the transferring parties shall demonstrate to the satisfaction of the Managing Member either that no withholding is required in connection with such transfer under applicable U.S. federal, state, local or non-U.S. law (including under Section 1445 or 1446 of the Code) or that any amounts required to be withheld in connection with such transfer under applicable U.S. federal, state, local or non-U.S. law (including under Section 1446 of the Code, other than by reason of Section 1446(f)(4)) have been so withheld.

8.10 Allocations in Respect of Transferred Units. Profits or Losses shall be allocated to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder. If during any taxable year there is any other change in any Member’s Units in the Company, the Company shall allocate the Profits or Losses to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder; provided, however, that such allocations may instead be made in another manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder and that is selected by the Managing Member in consultation with the Original Member Representative.

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ARTICLE IX
DISSOLUTION, LIQUIDATION AND TERMINATION

9.01 No Dissolution. Except as required by the Act, the Company shall not be dissolved by the admission of additional Members or resignation of Members in accordance with the terms of this Agreement. The Company may be dissolved, liquidated, wound up and terminated only pursuant to the provisions of this ARTICLE IX, and the Members hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company assets.

9.02 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

(a) the entry of a decree of judicial dissolution of the Company under Section 347.143 of the Act upon the finding by a court of competent jurisdiction that it is not reasonably practicable to carry on the business of the Company in conformity with this Agreement;

(b) any event which makes it unlawful for the business of the Company to be carried on by the Members;

(c) the written consent of all Members;

(d) at any time there are no Members, unless the Company is continued in accordance with the Act; or

(e) the determination of the Managing Member in its reasonable discretion; provided that in the event of a dissolution pursuant to this clause (e), the relative economic rights of each Class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to Members pursuant to Section 9.03 below in connection with the winding up of the Company, taking into consideration tax and other legal constraints that may adversely affect one (1) or more parties hereto and subject to compliance with applicable laws and regulations, unless, and to the extent that, with respect to any Class of Units, holders of not less than 90% of the Units of such Class consent in writing to a treatment other than as described above.

9.03 Distribution upon Dissolution. Upon dissolution, the Company shall not be terminated and shall continue until the winding up of the affairs of the Company is completed. Upon the winding up of the Company, the Managing Member, or any other Person designated by the Managing Member (the “Liquidation Agent”), shall take full account of the assets and liabilities of the Company and shall, unless the Managing Member determines otherwise, liquidate the assets of the Company as promptly as is consistent with obtaining the fair value thereof. The proceeds of any liquidation shall be applied and distributed in the following order:

(a) First, to the satisfaction of debts and liabilities of the Company (including satisfaction of all indebtedness to Members and/or their Affiliates to the extent otherwise permitted by law) including the expenses of liquidation, and including the establishment of any reserve which the Liquidation Agent shall deem reasonably necessary for any contingent, conditional or unmatured contractual liabilities or obligations of the Company (“Contingencies”). Any such reserve may be paid over by the Liquidation Agent to any attorney-at-law, or acceptable party, as escrow agent, to be held for disbursement in payment of any Contingencies and, at the expiration of such period as shall be deemed advisable by the Liquidation Agent for distribution of the balance in the manner hereinafter provided in this Section 9.03; and

(b) The balance, if any, to the Members in accordance with Section 4.02.

9.04 Time for Liquidation. A reasonable amount of time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Liquidation Agent to minimize the losses attendant upon such liquidation.

9.05 Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the holders of Units in the manner provided for in this ARTICLE IX, and the Articles shall have been cancelled in the manner required by the Act.

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9.06 Claims of the Members. The Members shall look solely to the Company’s assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members shall have no recourse against the Company or any other Member or any other Person. No Member with a negative balance in such Member’s Capital Account shall have any obligation to the Company or to the other Members or to any creditor or other Person to restore such negative balance during the existence of the Company, upon dissolution or termination of the Company or otherwise, except to the extent required by the Act.

9.07 Survival of Certain Provisions. Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 5.07, 10.01, 10.02, 12.09 and 12.10 shall survive the termination of the Company.

ARTICLE X
LIABILITY AND INDEMNIFICATION

10.01 Liability of Members.

(a) No Member and no Affiliate, manager, member, employee or agent of a Member shall be liable for any debt, obligation or liability of the Company or of any other Member or have any obligation to restore any deficit balance in its Capital Account solely by reason of being a Member of the Company, except to the extent required by the Act.

(b) This Agreement is not intended to, and does not, create or impose any duty (including any fiduciary duty) on any of the Members (including, without limitation, the Managing Member) hereto or on their respective Affiliates. Further, notwithstanding any other provision of this Agreement or any duty otherwise existing at law or in equity, the parties hereto agree that (i) no Member shall, to the fullest extent permitted by law, have duties (including fiduciary duties) to any other Member or to the Company, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement and (ii) the Managing Member shall not, to the fullest extent permitted by law, have duties (including fiduciary duties) to any Member or to the Company; provided, however, that each Member and each Manager shall have the duty to act in accordance with the implied contractual covenant of good faith and fair dealing.

(c) To the extent that, at law or in equity, any Member (including without limitation, the Managing Member) has duties (including fiduciary duties) and liabilities relating thereto to the Company, to another Member or to another Person who is a party to or is otherwise bound by this Agreement, the Members (including without limitation, the Managing Member) acting under this Agreement will not be liable to the Company, to any such other Member or to any such other Person who is a party to or is otherwise bound by this Agreement, for their good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities relating thereto of any Member (including, without limitation, the Managing Member) otherwise existing at law or in equity, are agreed by the Members to replace to that extent such other duties and liabilities of the Members relating thereto (including without limitation, the Managing Member).

(d) The Managing Member may consult with legal counsel, accountants and financial or other advisors selected by it, and any act or omission taken by the Managing Member on behalf of the Company or in furtherance of the interests of the Company in good faith in reliance upon and in accordance with the advice of such Person as to matters the Managing Member reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion or advice, and the Managing Member will be fully protected in so acting or omitting to act so long as such counsel or accountants or financial or other advisors were selected with reasonable care.

(e) Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, whenever in this Agreement the Managing Member is permitted or required to make a decision (i) in its “sole discretion” or under a grant of similar authority or latitude, the Managing Member shall be entitled to consider such interests and factors as the Managing Member desires, including its own interests, and shall, to the fullest extent permitted by applicable Law, have no duty or obligation to give any consideration

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to any interest of or factors affecting the Company or the Members, or (ii) in its “good faith” or under another expressed standard, the Managing Member shall act under such express standard and shall not be subject to any other or different standards.

10.02 Indemnification.

(a) Exculpation and Indemnification. Notwithstanding any other provision of this Agreement, whether express or implied, to the fullest extent permitted by law, no Indemnitee shall be liable to the Company or any Member for any act or omission in relation to the Company or this Agreement or any transaction contemplated hereby taken or omitted by an Indemnitee unless such Indemnitee’s conduct constituted fraud, bad faith or willful misconduct. To the fullest extent permitted by law, as the same exists or hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), the Company shall indemnify any Indemnitee who was or is made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (brought in the right of the Company or otherwise), whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal (hereinafter a “Proceeding”), including appeals, by reason of his, her or its status as an Indemnitee or by reason of any action alleged to have been taken or omitted to be taken by Indemnitee in such capacity, for and against all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred by such Indemnitee in connection with such action, suit or proceeding, including appeals; provided that such Indemnitee shall not be entitled to indemnification hereunder if, but only to the extent that, such Indemnitee’s conduct constituted fraud, bad faith or willful misconduct. Notwithstanding the preceding sentence, except as otherwise provided in Section 10.02(c), the Company shall be required to indemnify an Indemnitee in connection with any action, suit or proceeding (or part thereof) (i) commenced by such Indemnitee only if the commencement of such action, suit or proceeding (or part thereof) by such Indemnitee was authorized by the Managing Member, and (ii) by or in the right of the Company only if the Managing Member has provided its prior written consent. The indemnification of an Indemnitee of the type identified in clause (e) of the definition of Indemnitee shall be secondary to any and all indemnification to which such Indemnitee is entitled from the relevant other Person (including any payment made to such Indemnitee under any insurance policy issued to or for the benefit of such Person or Indemnitee) (the “Primary Indemnification”), and will only be paid to the extent the Primary Indemnification is not paid and/or does not provide coverage (e.g., a self- insured retention amount under an insurance policy). No such Person shall be entitled to contribution or indemnification from or subrogation against the Company. The indemnification of any other Indemnitee shall, to the extent not in conflict with such policy, be secondary to any and all payment to which such Indemnitee is entitled from any relevant insurance policy issued to or for the benefit of the Company or any Indemnitee.

(b) Advancement of Expenses. To the fullest extent permitted by law, the Company shall promptly pay reasonable expenses (including attorneys’ fees) incurred by any Indemnitee in appearing at, participating in or defending any Proceeding in advance of the final disposition of such Proceeding, including appeals, upon presentation of an undertaking on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 10.02 or otherwise. Notwithstanding the preceding sentence, except as otherwise provided in Section 10.02(c), the Company shall be required to pay expenses of an Indemnitee in connection with any Proceeding (or part thereof) (i) commenced by such Indemnitee only if the commencement of such action, suit or proceeding (or part thereof) by such Indemnitee was authorized by the Managing Member and (ii) by or in the right of the Company only if the Managing Member has provided its prior written consent.

(c) Unpaid Claims. If a claim for indemnification (following the final disposition of such Proceeding) or advancement of expenses under this Section 10.02 is not paid in full within thirty (30) days after a written claim therefor by any Indemnitee has been received by the Company, such Indemnitee may file proceedings to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that such Indemnitee is not entitled to the requested indemnification or advancement of expenses under applicable Law.

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(d) Insurance. (i) To the fullest extent permitted by law, the Company may purchase and maintain insurance on behalf of any person described in Section 10.02(a) against any liability asserted against such person, whether or not the Company would have the power to indemnify such person against such liability under the provisions of this Section 10.02 or otherwise.

(i) In the event of any payment by the Company under this Section 10.02, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee from any relevant other Person or under any insurance policy issued to or for the benefit of the Company, such relevant other Person, or any Indemnitee. Each Indemnitee agrees to execute all papers required and take all action necessary to secure such rights, including the execution of such documents as are necessary to enable the Company to bring suit to enforce any such rights in accordance with the terms of such insurance policy or other relevant document. The Company shall pay or reimburse all expenses actually and reasonably incurred by the Indemnitee in connection with such subrogation.

(ii) The Company shall not be liable under this Section 10.02 to make any payment of amounts otherwise indemnifiable hereunder (including, but not limited to, judgments, fines and amounts paid in settlement, and excise taxes with respect to an employee benefit plan or penalties) if and to the extent that the applicable Indemnitee has otherwise actually received such payment under this Section 10.02 or any insurance policy, contract, agreement or otherwise.

(e) Non-Exclusivity of Rights. The provisions of this Section 10.02 shall be applicable to all actions, claims, suits or proceedings made or commenced after the date of this Agreement, whether arising from acts or omissions to act occurring before or after its adoption. The provisions of this Section 10.02 shall be deemed to be a contract between the Company and each person entitled to indemnification under this Section 10.02 (or legal representative thereof) who serves in such capacity at any time while this Section 10.02 and the relevant provisions of applicable Law, if any, are in effect, and any amendment, modification or repeal hereof shall not affect any rights or obligations then existing with respect to any state of facts or any action, suit or proceeding then or theretofore existing, or any action, suit or proceeding thereafter brought or threatened based in whole or in part on any such state of facts. If any provision of this Section 10.02 shall be found to be invalid or limited in application by reason of any law or regulation, it shall not affect the validity of the remaining provisions hereof. The rights of indemnification provided in this Section 10.02 shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted by contract, this Agreement or as a matter of law, both as to actions in such person’s official capacity and actions in any other capacity, it being the policy of the Company that indemnification of any person whom the Company is obligated to indemnify pursuant to Section 10.02(a) shall be made to the fullest extent permitted by law.

For purposes of this Section 10.02, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries.

This Section 10.02 shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, and purchase and maintain insurance on behalf of, persons other than persons described in Section 10.02(a).

10.03 First A&R Agreement. In addition to the foregoing, the limitations on liability and indemnification provisions set forth in Article V of the First A&R Agreement shall remain in effect for the benefit of the existing beneficiaries thereof for six (6) years from the date hereof.

ARTICLE XI
EXCHANGE OF PAIRED INTERESTS

11.01 Exchange Procedure.

(a) From and after 180 days following the date of the consummation of the transactions described in the Managing Member’s Registration Statement on Form S-4 (File No.            ), each holder of Class B Units (other than the Managing Member) (each, a “Holder”) shall be entitled, upon the terms and subject

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to the conditions of this ARTICLE XI, to surrender such Holder’s Paired Interests to the Company in exchange for the delivery of the Stock Exchange Payment or, at the election of the Managing Member, the Cash Exchange Payment (such exchange, a “Redemption” and, together with a Direct Exchange (as defined below), an “Exchange”); provided that, absent a waiver by the Managing Member, any such Exchange is for a minimum of the lesser of (i) 20,000 Class B Units (which minimum shall be equitably adjusted in accordance with any adjustments to the Exchange Rate) and (ii) all of the Class B Units held by such Holder.

(b) Each Holder shall exercise its right to make an Exchange as set forth in Section 11.01(a) by delivering to the Company, with a copy to the Managing Member, a written election of exchange in respect of the Paired Interests to be exchanged substantially in the form of Exhibit B hereto (an “Exchange Notice”) in accordance with this Section 11.01(b). A Holder may deliver an Exchange Notice with respect to an Unrestricted Exchange at any time, and, in any other case, during the Quarterly Exchange Notice Period preceding the desired Exchange Date. An Exchange Notice with respect to an Unrestricted Exchange may specify that the Exchange is to be contingent (including as to timing) upon, among other things, (i) the consummation of a purchase by another Person (whether in a tender or exchange offer, an underwritten offering or otherwise) of the shares of Class A Common Stock into which the Exchanged Units are exchangeable, or contingent (including as to timing) upon the closing of an announced merger, consolidation or other transaction or event in which such shares of Class A Common Stock would be exchanged or converted or become exchangeable for or convertible into, cash or other securities or property, (ii) the filing and substantially concurrent effectiveness of a resale registration statement if the applicable Holder possesses registration rights, and (iii) no Exchange Blackout Period being in effect on the Exchange Date. Notwithstanding anything to the contrary contained in this ARTICLE XI, if, in connection with an Exchange in accordance with this Section 11.01, a filing is required under the HSR Act, then the Exchange Date with respect to all Exchanged Units which would be exchanged into shares of Class A Common Stock resulting from such Exchange shall be delayed until the earlier of (i) such time as the required filing under the HSR Act has been made and the waiting period applicable to such Exchange under the HSR Act shall have expired or been terminated or (ii) such filing is no longer required, at which time such Exchange shall automatically occur without any further action by the holders of any such Exchanged Units. Each Holder and the Managing Member agree to promptly take all actions required to make such filing under the HSR Act and the filing fee for such filing shall be paid by the Managing Member.

(c) Within three (3) Business Days of the giving of an Exchange Notice, the Managing Member, on behalf of the Company, may elect to settle all or a portion of the Exchange in cash in an amount equal to the Cash Exchange Payment (in lieu of shares of Class A Common Stock) by giving written notice of such election to the Exchanging Member within such three (3) Business Day period (such notice, the “Cash Exchange Notice”). The Cash Exchange Notice shall set forth the portion of the Exchanged Units which will be exchanged for cash in lieu of Class A Common Stock. Any portion of the Exchange not settled for a Cash Exchange Payment shall be settled for a Stock Exchange Payment.

(d) The Exchanging Member may elect to retract its Exchange Notice with respect to an Unrestricted Exchange by giving written notice of such election to the Company, with a copy to the Managing Member, no later than one (1) Business Day prior to the Exchange Date. Subject to the last two sentences of this Section 11.01(d), if, in the case of an Exchange that is not an Unrestricted Exchange, the Cash Exchange Class A 5-Day VWAP (determined treating the final date of such period as the Exchange Date) decreases by more than 10% from the Cash Exchange Class A 5-Day VWAP (determined treating the final date of such period as the date of delivery of an Exchange Notice), the Exchanging Member may elect to retract its Exchange Notice by giving written notice of such election (a “Restricted Retraction Notice”) to the Company, with a copy to the Managing Member, no later than three Business Days prior to the Exchange Date. The giving of any notice pursuant to this Section 11.01(d) shall terminate all of the Exchanging Member’s, the Managing Member’s and the Company’s rights and obligations under this ARTICLE XI arising from the retracted Exchange Notice (but not, for the avoidance of doubt, from any Exchange Notice not retracted or that may be delivered in the future). An Exchanging Member may deliver a Restricted Retraction Notice only once in every 12-month period (and any additional Restricted Retraction Notice delivered by such Exchanging Member within such 12- month period shall be deemed null and void ab initio and ineffective with respect to the revocation of the Exchange specified therein).

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An Exchanging Member who revokes an Exchange pursuant to a Restricted Retraction Notice may not participate in the Exchange to occur on the next Quarterly Exchange Date immediately following the Quarterly Exchange Date with respect to which the Restricted Retraction Notice pertains.

(e) Notwithstanding anything to the contrary in this ARTICLE XI, if the Managing Member closes an underwritten distribution of the shares of Class A Common Stock and the Members (other than, or in addition to, the Managing Member) were entitled to resell shares of Class A Common Stock in connection therewith (by the exercise by such Members of Exchange rights or otherwise) (a “Secondary Offering”), then the immediately succeeding Quarterly Exchange Date shall be automatically cancelled and of no force or effect (and no Member shall be entitled to exercise its Exchange right or deliver a Quarterly Exchange Date Notice with respect to an Exchange that is not an Unrestricted Exchange in respect of such Quarterly Exchange Date). Notwithstanding anything to the contrary in this ARTICLE XI, (i) for so long as the Company does not meet the requirements of the Private Placement Safe Harbor, any Secondary Offering (other than that pursuant to which all Exchanges are Unrestricted Exchanges) shall only be undertaken if, during the applicable taxable year, the total number of Quarterly Exchange Dates and prior Secondary Offerings (other than any pursuant to which all Exchanges are Unrestricted Exchanges) on which Exchanges occur is three or fewer and (ii) the Company and the Managing Member on shall not be deemed to have failed to comply with their respective obligations under the Investor Rights Agreement (as defined in the Business Combination Agreement) if a Secondary Offering cannot be undertaken due to the restriction set forth in the preceding clause (i).

11.02 Exchange Payment.

(a) The Exchange shall be consummated on the Exchange Date.

(b) On the Exchange Date (to be effective immediately prior to the close of business on the Exchange Date), in the case of a Redemption, (i) the Managing Member shall contribute to the Company, for delivery to the Exchanging Member, (A) the Stock Exchange Payment with respect to any Exchanged Units not subject to a Cash Exchange Notice and (B) the Cash Exchange Payment with respect to any Exchanged Units subject to a Cash Exchange Notice, (ii) the Exchanging Member shall transfer and surrender the Exchanged Units to the Company (provided that the Exchanging Member shall surrender the corresponding number of shares of Class X Common Stock to the Managing Member and the Managing Member shall cancel such shares) free and clear of all liens and encumbrances, (iii) the Company shall issue to the Managing Member a number of Class A Units equal to the number of Exchanged Units surrendered pursuant to clause (ii), (iv) solely to the extent necessary in connection with a Redemption, the Managing Member shall undertake all actions, including an issuance, reclassification, distribution, division or recapitalization, with respect to the Class A Common Stock to maintain a one-to-one ratio between the number of Class A Units owned by the Managing Member, directly or indirectly, and the number of outstanding shares of Class A Common Stock, taking into account the issuance in clause (iii), any Stock Exchange Payment, and any other action taken in connection with this Section 11.02 and (v) the Company shall (A) cancel the redeemed Exchanged Units and (B) transfer to the Exchanging Member the Cash Exchange Payment and/or the Stock Exchange Payment, as applicable.

(c) On the Exchange Date (to be effective immediately prior to the close of business on the Exchange Date), in the case of a Direct Exchange, (i) the Managing Member shall deliver to the Exchanging Member, (A) the Stock Exchange Payment with respect to any Exchanged Units not subject to a Cash Exchange Notice and (B) the Cash Exchange Payment with respect to any Exchanged Units subject to a Cash Exchange Notice, (ii) the Exchanging Member shall transfer to the Managing Member the Exchanged Units and the corresponding shares of Class X Common Stock or any combination thereof (it being understood that the Managing Member shall cancel the surrendered shares of Class X Common Stock), free and clear of all liens and encumbrances, and (iii) solely to the extent necessary in connection with a Direct Exchange, the Managing Member shall undertake all actions, including an issuance, reclassification, distribution, division or recapitalization, with respect to the shares of Class A Common Stock to maintain a one-to-one ratio between the number of Class A Units owned by the Managing Member, directly or indirectly, and the number of outstanding shares of Class A Common Stock, any Stock Exchange Payment, and any other action taken in connection with this Section 11.02.

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11.03 Expenses and Restrictions.

(a) Except as expressly set forth in this ARTICLE XI, the Company, the Managing Member and each Exchanging Member shall bear its own expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated, except that the Company shall bear transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Exchange; provided, however, that if any shares of Class A Common Stock are to be delivered in a name other than that of the Exchanging Member that requested the Exchange, then such Exchanging Member and/or the Person in whose name such shares are to be delivered shall pay to the Company the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Exchange or shall establish to the reasonable satisfaction of the Company that such tax has been paid or is not payable.

(b) Notwithstanding anything to the contrary herein, the Managing Member and the Company shall use commercially reasonable efforts to restrict issuances of Units in an amount sufficient for the Company to be eligible for the Private Placement Safe Harbor and, to the extent that the Managing Member or the Company determine that the Company does not meet the requirements of the Private Placement Safe Harbor at any point in any taxable year, the Managing Member or the Company may impose such restrictions on Exchanges during such taxable year as the Managing Member or the Company may determine to be necessary or advisable so that the Company is not treated as a “publicly traded partnership” under Section 7704 of the Code. Notwithstanding anything to the contrary herein, no Exchange shall be permitted (and, if attempted, shall be void ab initio) if, in the good faith determination of the Managing Member or the Company, such an Exchange would pose a material risk that the Company would be a “publicly traded partnership” under Section 7704 of the Code.

(c) For the avoidance of doubt, and notwithstanding anything to the contrary herein, a Holder shall not be entitled to effect an Exchange to the extent the Managing Member determines that such Exchange (i) would be prohibited by law or regulation (including, without limitation, the unavailability of any requisite registration statement filed under the Securities Act or any exemption from the registration requirements thereunder) or (ii) would otherwise not be permitted under this Agreement or any other agreements with the Managing Member or its subsidiaries to which such Holder may be party or any written policies of the Managing Member related to unlawful or inappropriate trading applicable to its directors, officers or other personnel.

(d) The Managing Member may adopt reasonable procedures for the implementation of the exchange provisions set forth in this ARTICLE XI, including, without limitation, procedures for the giving of notice of an election of exchange.

11.04 Adjustment. The Exchange Rate shall be adjusted accordingly if there is: (a) any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Class A Units that is not accompanied by an identical subdivision or combination of the shares of Class A Common Stock or (b) any subdivision (by any stock split, stock dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock split, reclassification, reorganization, recapitalization or otherwise) of the shares of Class A Common Stock that is not accompanied by an identical subdivision or combination of the Class A Units, in each case, except in connection with any such action pursuant to Section 11.02(b)(iv). If there is any reclassification, reorganization, recapitalization or other similar transaction in which the shares Class A Common Stock are converted or changed into another security, securities or other property, then upon any subsequent Exchange, an Exchanging Member shall be entitled to receive the amount of such security, securities or other property that such Exchanging member would have received if such Exchange had occurred immediately prior to the effective time of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. Except as may be required in the immediately preceding sentence, no adjustments in respect of distributions shall be made upon the exchange of any Class B Unit.

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11.05 Class A Common Stock to be Issued.

(a) The Managing Member shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon an Exchange, such number of shares of Class A Common Stock as may be deliverable upon any such Exchange; provided that nothing contained herein shall be construed to preclude the Company from satisfying its obligations in respect of the Exchange of the Exchanged Units by delivery of shares of Class A Common Stock which are held in the treasury of the Managing Member or are held by the Company or any of their subsidiaries or by delivery of purchased shares of Class A Common Stock (which may or may not be held in the treasury of the Managing Member or held by any subsidiary thereof), or by delivery of the Cash Exchange Payment. The Managing Member covenants that all shares of Class A Common Stock issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable.

(b) The Managing Member and the Company shall at all times ensure that the consummation by each of the Managing Member and the Company of the transactions contemplated by this ARTICLE XI (including, without limitation, the issuance of shares of Class A Common Stock) have been duly authorized by all necessary corporate or limited liability company action, as the case may be, on the part of the Managing Member and the Company, including, but not limited to, all actions necessary to ensure that the acquisition of shares of Class A Common Stock pursuant to the transactions contemplated hereby, to the fullest extent of the Board’s power and authority and to the extent permitted by law, shall not be subject to the restrictions of any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated by this ARTICLE XI.

(c) The Managing Member and the Company agree that, to the extent that a registration statement under the Securities Act is effective and available for shares of Class A Common Stock to be delivered with respect to any Exchange, shares of Class A Common Stock that have been registered under the Securities Act shall be delivered in respect of such Exchange. In the event that any Exchange in accordance with this ARTICLE XI is to be effected at a time when any required registration has not become effective or otherwise is unavailable, upon the request and with the reasonable cooperation of the Holder requesting such Exchange, the Managing Member and the Company shall use commercially reasonable efforts to promptly facilitate such Exchange pursuant to any reasonably available exemption from such registration requirements. The Managing Member shall use commercially reasonable efforts to list the shares of Class A Common Stock required to be delivered upon any Exchange prior to such delivery upon each national securities exchange or inter-dealer quotation system upon which the outstanding Class A Common Stock may be listed or traded at the time of such delivery.

11.06 Direct Exchange. Notwithstanding anything to the contrary in this ARTICLE XI, the Managing Member may, in its sole and absolute discretion, elect to effect on the Exchange Date the Exchange of Exchanged Units for the Cash Exchange Payment and/or the Stock Exchange Payment, as the case may be (and subject to the terms of Sections 11.02(b) and 11.02(c)), through a direct exchange of such Exchanged Units and with such consideration between the Exchanging Member and the Managing Member (a “Direct Exchange”). Upon such Direct Exchange pursuant to this Section 11.06, the Managing Member shall acquire the Exchanged Units and shall be treated for all purposes of this Agreement as the owner of such Exchanged Units; provided that any such election by the Managing Member shall not relieve the Company of its obligation arising with respect to the applicable Exchange Notice. The Managing Member may, at any time prior to an Exchange Date, deliver written notice (a “Direct Exchange Election Notice”) to the Company and the applicable Exchanging Member setting forth its election to exercise its right to consummate a Direct Exchange; provided that such election does not prejudice the ability of the parties to consummate an Exchange or Direct Exchange on the Exchange Date. A Direct Exchange Election Notice may be revoked by the Managing Member at any time; provided that any such revocation does not prejudice the ability of the parties to consummate an Exchange or Direct Exchange on the Exchange Date. The right to consummate a Direct Exchange in all events shall be exercisable for all the Exchanged Units that would otherwise have been subject to an Exchange. Except as otherwise provided in this Section 11.06, a Direct Exchange shall be consummated pursuant to the same timeframe and in the same manner as the relevant Exchange would have been consummated had the Managing Member not delivered a Direct Exchange Election Notice.

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11.07 Corporation Offer or Change of Control.

(a) In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to the shares of Class A Common Stock (a “Corporation Offer”) is proposed by the Managing Member or is proposed to the Managing Member or its stockholders and approved by the Board or is otherwise effected or to be effected with the consent or approval of the Board or the Managing Member will undergo a Change of Control, the Holders shall be permitted to deliver an Exchange Notice (which Exchange Notice shall be effective immediately prior to the consummation of such Corporation Offer or Change of Control (and, for the avoidance of doubt, shall be contingent upon such Corporation Offer or Change of Control and not be effective if such Corporation Offer or Change of Control is not consummated)). In the case of a Corporation Offer proposed by the Managing Member, the Managing Member shall use its reasonable best efforts to expeditiously and in good faith take all such actions and do all such things as are necessary or desirable to enable and permit the Holders to participate in such Corporation Offer to the same extent or on an economically equivalent basis as the holders of shares of Class A Common Stock without discrimination.

(b) The Managing Member shall send written notice to the Company and the Holders at least thirty (30) days prior to the closing of the transactions contemplated by any Corporation Offer or the date of Change of Control notifying them of their rights pursuant to this Section 11.07 and setting forth (i) in the case of a Corporation Offer, (A) a copy of the written proposal or agreement pursuant to which such Corporation Offer will be effected, (B) the consideration payable in connection therewith, (C) the terms and conditions of transfer and payment and (D) the date and location of and procedures for selling Units or (ii) in the case of a Change of Control, (A) a description of the event constituting such Change of Control, (B) the date of such Change of Control and (C) a copy of any written proposals or agreement relating thereto. In the event that the information set forth in such notice changes from that set forth in the initial notice, a subsequent notice shall be delivered by the Managing Member no less than seven days prior to the closing of the Corporation Offer or date of the Change of Control.

11.08 Specific Performance. The Company and the Members (including the Managing Member) agree that irreparable damage would occur in the event that any of the provisions of this ARTICLE XI were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that such parties shall be entitled to specific performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

11.09 Tax Treatment. As required by the Code and the Treasury Regulations promulgated thereunder, the Managing Member, the Company and the applicable Exchange Member shall report any Exchange relating to such Exchange Member consummated hereunder as a taxable sale of the Exchanged Units (together with an equal number of shares of Class X Common Stock) to the Managing Member in exchange for (a) the payment by the Managing Member of the Stock Exchange Payment, the Cash Exchange Payment, or other applicable consideration to the Exchanging Member and, if applicable, (b) corresponding payments under the Tax Receivable Agreement, and no such party shall take a contrary position on any income tax return, amendment thereof or communication with a taxing authority unless an alternate position is permitted under the Code and Treasury Regulations promulgated thereunder and the Managing Member consents in writing (such consent not to be unreasonably withheld, conditioned or delayed). Further, in connection with any Exchange consummated hereunder, the Company and/or the Managing Member shall use commercially reasonable efforts to provide the Exchanging Member with all reasonably necessary information to enable the Exchanging Member to file its income tax returns for the taxable year that includes such Exchange, including information with respect to Section 751 of the Code assets (including relevant information regarding “unrealized receivables” or “inventory items”) and Section 743(b) of the Code basis adjustments (in each case, including estimates) as soon as reasonably practicable and in all events the Company and/or the Managing Member shall provide such information within 90 days following the close of such taxable year. Within thirty (30) days following the Exchange Date, the Managing Member shall deliver a Section 743 of the Code notification to the Company in accordance with Treasury Regulations Section 1.743-1(k)(2).

11.10 Withholding. The Managing Member and the Company shall be entitled to deduct and withhold from any payments made to an Exchanging Member pursuant to any Exchange consummated under this ARTICLE XI all Taxes that each of the Managing Member and the Company is required to deduct and withhold with respect to such payments under the Code (and any other provision of applicable law, including, without limitation, under Section

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1445 and Section 1446(f) of the Code). In connection with any Exchange, the Exchanging Member shall, to the extent it is legally entitled to deliver such form, deliver to the Managing Member or the Company, as applicable, a certificate, dated as of the Exchange Date, in a form reasonably acceptable to the Managing Member, certifying as to such Exchanging Member’s taxpayer identification number and that such Exchanging Member is a not a foreign person for purposes of Section 1445 and Section 1446(f) of the Code (which certificate may be an Internal Revenue Service Form W-9 if then sufficient for such purposes under applicable law) (such certificate, a “Non-Foreign Person Certificate”). If an Exchanging Member is unable to provide a Non-Foreign Person Certificate in connection with an Exchange, then (a) such Exchanging Member shall provide a certificate substantially in the form described in Treasury Regulations Section 1.1446(f)-2(c)(2)(ii)(B) or (b) the Company shall deliver a certificate reasonably acceptable to the Managing Member and substantially in the form described in Treasury Regulations Section 1.1446(f)-2(c) (2)(ii)(C), in each case, setting forth the liabilities of the Company allocated to the Exchanged Units subject to the Exchange under Section 752 of the Code, and the Managing Member or the Company, as applicable, shall be permitted to withhold on the amount realized by such Exchanging Member in respect of such Exchange as provided in Section 1446(f) of the Code and the Treasury Regulations promulgated thereunder. The Managing Member or the Company, as applicable, may at their sole discretion reduce the number of shares of Class A Common Stock issued to a Holder in an Exchange in an amount that corresponds to the amount of the required withholding described in the immediately preceding sentence and all such amounts shall be treated as having been paid to such Holder.

11.11 Independent Nature of Holders’ Rights and Obligations. The obligations of each Holder under this ARTICLE XI are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this ARTICLE XI. The decision of each Holder to enter into this Agreement has been made by such Holder independently of any other Holder. Nothing contained in this ARTICLE XI, and no action taken by any Holder pursuant to this ARTICLE XI, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this ARTICLE XI. The Managing Member acknowledges that the Holders are not acting in concert or as a group under this ARTICLE XI, and the Managing Member agrees that it shall not assert any such claim with respect to such obligations or the transactions contemplated by this ARTICLE XI.

ARTICLE XII
MISCELLANEOUS

12.01 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service (delivery receipt requested), by electronic mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.02):

(a)         If to the Company, to:

WHC Worldwide, LLC
1300 Lydia Ave.
Kansas City, MO, 64106
Attn.: Chief Executive Officer
Email: wmgeorge@ztrip.com

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with a copy (which shall not constitute notice) to:

Stinson LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106
Attn.: Jack Bowling & Stephen Quinlivan
Email: jack.bowling@stinson.com
stephen.quinlivan@stinson.com

(b)         If to any Member, to such Member

at the address of such Member as set forth on Exhibit A hereto

12.03 Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one (1) right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by Law.

12.04 Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, executors, administrators, heirs, legal representatives and assigns.

12.05 Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. Unless otherwise specified, all references herein to “Articles,” “Sections” and paragraphs shall refer to corresponding provisions of this Agreement. Each party hereto acknowledges and agrees that the parties hereto have participated collectively in the negotiation and drafting of this Agreement and that he, she or it has had the opportunity to draft, review and edit the language of this Agreement; accordingly, it is the intention of the parties that no presumption for or against any party arising out of drafting all or any part of this Agreement will be applied in any dispute relating to, in connection with or involving this Agreement. Accordingly, the parties hereby waive to the fullest extent permitted by law the benefit of any rule of law or any legal decision that would require that in cases of uncertainty, the language of a contract should be interpreted most strongly against the party who drafted such language.

12.06 Counterparts. This Agreement may be executed and delivered (including by email or facsimile transmission) in one (1) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one (1) and the same agreement. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 12.06.

12.07 Further Assurances. Each Member shall perform all other acts and execute and deliver all other documents as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

12.08 Entire Agreement; Construction. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings, whether oral or written, pertaining thereto (including, without limitation, the First A&R Agreement).

12.09 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Missouri.

12.10 Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any and all disputes which cannot be settled amicably with respect to this Agreement, including any action (at law or in equity), claim, litigation, suit, arbitration, hearing, audit, review, inquiry, proceeding or investigation or ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement or any matter arising out of or in connection with this Agreement and the rights and obligations arising hereunder or thereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder or thereunder brought by a party hereto or its successors or assigns, shall be brought and determined exclusively in the Circuit Court of Jackson County, Missouri, if such court shall not have jurisdiction, any federal court located in the State of Missouri, or, if neither of such courts shall have jurisdiction, any other Missouri state court. Each of the parties hereby irrevocably submits with regard

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to any such dispute for itself and in respect of its property, generally and unconditionally, to the sole and exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any dispute relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each party irrevocably consents to service of process in any dispute in any of the aforesaid courts by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized overnight delivery service, to such party at such party’s address referred to in Section 12.02. Each party hereby irrevocably and unconditionally waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action brought by any party with respect to this Agreement: (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 12.10; (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); or (iii) any objection which such party may now or hereafter have: (A) to the laying of venue of any of the aforesaid actions arising out of or in connection with this Agreement brought in the courts referred to above; (B) that such action brought in any such court has been brought in an inconvenient forum; and (C) that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts.

(b) To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or to such party’s property, each such party hereby irrevocably waives such immunity in respect of such party’s obligations with respect to this Agreement.

(c) EACH PARTY ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY AGREEING TO THE CHOICE OF MISSOURI LAW TO GOVERN THIS AGREEMENT AND TO THE JURISDICTION OF MISSOURI COURTS IN CONNECTION WITH PROCEEDINGS BROUGHT HEREUNDER. THE PARTIES INTEND THIS TO BE AN EFFECTIVE CHOICE OF MISSOURI LAW AND AN EFFECTIVE CONSENT TO JURISDICTION AND SERVICE OF PROCESS UNDER APPLICABLE MISSOURI LAW.

(d) EACH PARTY, FOR ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES OR THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS AGREEMENT OR THE OTHER ANCILLARY DOCUMENTS (AS DEFINED IN THE BUSINESS COMBINATION AGREEMENT) IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

12.11 Expenses. Except as otherwise specified in this Agreement, the Company shall be responsible for all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred by the Members and the Company in connection with the preparation, negotiation, and operation of this Agreement.

12.12 Amendments and Waivers.

(a) This Agreement (including the Annexes hereto) may be amended, supplemented, waived or modified by the Managing Member in its sole discretion without the approval of any other Member or other Person so long as such amendment is executed and delivered to the Company by the Original Member Representative; provided that, (x) the Managing Member may, without the written consent of any Member or any other Person, amend, supplement, waive or modify any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect: (1) any amendment, supplement, waiver or modification that the Managing Member determines in its reasonable discretion to be necessary or appropriate in connection with the creation, authorization or issuance of Units or any Class of equity interest in the Company pursuant to Section 7.01(b); (2) the admission, substitution, or withdrawal of Members in accordance with this Agreement, pursuant to Section 8.07; (3) a change in the name of the Company, the location of the

Annex E-44

principal place of business of the Company, the registered agent of the Company or the registered office of the Company; (4) any amendment, supplement, waiver or modification that the Managing Member determines in its reasonable discretion to be necessary or appropriate to address changes in U.S. federal income tax regulations, legislation or interpretation; and/or (5) a change in the Fiscal Year or taxable year of the Company and any other changes that the Managing Member determines to be necessary or appropriate as a result of a change in the Fiscal Year or taxable year of the Company including a change in the dates on which distributions are to be made by the Company and (y) ARTICLE XI of this Agreement may be amended or modified, in whole or in part, only with the written consent of the Managing Member and the Members holding at least a majority of the then outstanding Class B Units which are not subject to vesting and forfeiture. Notwithstanding the foregoing, no amendment, including any amendment effected by way of merger, consolidation or transfer of all or substantially all the assets of the Company, may materially and adversely affect the rights of a Class without the consent of a majority in interest of such Class. If an amendment has been approved in accordance with this Agreement, such amendment shall be adopted and effective with respect to all Members. Upon obtaining such approvals as may be required by this Agreement, and without further action or execution on the part of any other Member or other Person, any amendment to this Agreement may be implemented and reflected in a writing executed solely by the Managing Member and the other Members shall be deemed a party to and bound by such amendment.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder (other than a failure or delay beyond a period of time specified herein) shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(c) Notwithstanding the requirements of Section 12.12(a), the Managing Member may, in its sole discretion, unilaterally amend this Agreement on or before the effective date of the final regulations to provide for (i) the election of a safe harbor under Proposed Treasury Regulations Section 1.83-3(l) (or any similar provision) under which the fair market value of a Company interest (or interest in an entity treated as a partnership for U.S. federal income tax purposes) that is transferred is treated as being equal to the liquidation value of that interest, (ii) an agreement by the Company and each of its Members to comply with all of the requirements set forth in such regulations and Notice 2005-43 (and any other guidance provided by the Internal Revenue Service with respect to such election) with respect to all Company interests (or interest in an entity treated as a partnership for U.S. federal income tax purposes) transferred in connection with the performance of services while the election remains effective, (iii) the allocation of items of income, gains, deductions and losses required by the final regulations similar to Proposed Treasury Regulations Sections 1.704-1(b)(4)(xii)(b), 1.704-1(b)(4)(xii)(c) and 1.704-1(b)(2)(iv)(b)(1) and (iv) any other related amendments.

(d) Except as may be otherwise required by law in connection with the winding- up, liquidation, or dissolution of the Company, each Member hereby irrevocably waives any and all rights that it may have to maintain an action for judicial accounting or for partition of any of the Company’s property.

12.13 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement (other than pursuant to Section 10.02); provided, however, that each employee, officer, director, agent or indemnitee of any Person who is bound by this Agreement or its Affiliates is an intended third party beneficiary of Section 12.10 and shall be entitled to enforce its rights thereunder.

12.14 Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

12.15 Power of Attorney. Each Member, by its execution hereof, hereby makes, constitutes and appoints the Company as its true and lawful agent and attorney in fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (a) this Agreement and any amendment to this Agreement that has been consented to and adopted as herein provided; (b) all amendments to the Certificate required or permitted by law or the provisions of this Agreement; (c) all

Annex E-45

certificates and other instruments (including consents and ratifications which the Members have agreed to provide upon a matter receiving the agreed support of Members) deemed advisable by the Managing Member to carry out the provisions of this Agreement and Law or to permit the Company to become or to continue as a limited liability company or entity wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (d) all instruments that the Managing Member deems appropriate to reflect a change or modification of this Agreement or the Company in accordance with this Agreement, including, without limitation, the admission of additional Members or substituted Members pursuant to the provisions of this Agreement; (e) all conveyances and other instruments or papers deemed advisable by the Managing Member to effect the liquidation and termination of the Company; and (f) all fictitious or assumed name certificates required or permitted (in light of the Company’s activities) to be filed on behalf of the Company.

12.16 Separate Agreements; Schedules. Notwithstanding any other provision of this Agreement, including Section 12.12, the Managing Member in its sole discretion may, or may cause the Company to, without the approval of any Member or other Person, enter into separate subscription, letter or other agreements with individual Members that have become or will become Members after the date hereof with respect to any matter, which have the effect of establishing rights under, or altering, supplementing or amending the terms of, this Agreement. The parties hereto agree that any terms contained in any such separate agreement shall govern with respect to such future Member(s) party thereto notwithstanding the provisions of this Agreement. The Managing Member in its sole discretion, may from time to time execute and deliver to the Members schedules which set forth information contained in the books and records of the Company and any other matters deemed appropriate by the Managing Member. Such schedules shall be for information purposes only and shall not be deemed to be part of this Agreement for any purpose whatsoever. Notwithstanding anything to the contrary, solely for U.S. federal income tax purposes, this Agreement and any other separate agreement described in this Section 12.16 shall constitute a “partnership agreement” within the meaning of Section 761 of the Code.

12.17 Partnership Status. The Members intend to treat the Company as a partnership for U.S. federal income tax purposes and notwithstanding anything to the contrary herein, no election to the contrary shall be made without the consent of each of the Members.

12.18 Delivery by Facsimile or Email. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or email with scan or facsimile attachment, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email as a defense to the formation or enforceability of a contract, and each such party forever waives any such defense.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the undersigned have entered into this Agreement or have caused this Agreement to be duly executed by their respective authorized officers, in each case as of the date first above stated.

MEMBERS:
WHC WORLDWIDE, INC.
By:
Name:
Title:
William M. George
YCC3, LLC
By:
Name:
Title:
BBLE, LLC
By:
Name:
Title:
WHCWW5 HOLDING, LLC
By:
Name:
Title:

[Signature page to Second Amended and Restated Operating Agreement of WHC Worldwide, LLC]

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EXHIBIT A
Schedule of Members

Member Name and Address	Class A Units	Class B Units
WHC Worldwide, Inc. 1300 Lydia Ave. Kansas City, MO, 64106 Attn.: Chief Executive Officer Email: wmgeorge@ztrip.com
William M. George 1300 Lydia Ave. Kansas City, MO, 64106
YCC3, LLC 1825 Liverpool St. Pittsburgh, PA 15233 Attention: Jamie Campolongo
BBLE, LLC 4520 Main St. Suite 1500 Kansas City, MO 64111 Attention: Leo Morton
WHCWW5 Holding, LLC 1300 Lydia Ave. Kansas City, MO, 64106 Attention: Terry Oates
Total

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EXHIBIT B
Form of Exchange Notice

[See attached]

Annex E-49

Form of Exchange Notice

[Date]

WHC Worldwide, Inc.
1300 Lydia Ave.
Kansas City, MO, 64106
Attn.: Chief Executive Officer

Reference is hereby made to the Second Amended and Restated Operating Agreement of WHC Worldwide, LLC, dated as of            (as amended from time to time in accordance with its terms, the “LLC Agreement”) of WHC Worldwide, LLC, a Missouri limited liability company (the “Company”), by and among WHC Worldwide, Inc., a Delaware corporation (“PubCo”), and each other Person who is or at any time becomes a Member in accordance with the terms of the LLC Agreement (such Persons, together with PubCo, the “Holders”).

Capitalized terms used but not defined herein shall have the meanings given to them in the LLC Agreement.

The undersigned Holder hereby transfers and surrenders to the Company the number of Units set forth below held by such Holder in Exchange for the issuance to the undersigned Holder of that number of shares of Class A Common Stock equal to the number of Units so exchanged (to be issued in its name as set forth below), or, at the election of PubCo within three (3) Business Days of this notice, for a Cash Exchange Payment to the account set forth below, in each case in accordance with the LLC Agreement. Any portion of the Exchange not settled for a Cash Exchange Payment shall be settled for a Stock Exchange Payment.

Legal Name of Holder:
Address:
Number of Units to be Exchanged:
Cash Exchange Payment instructions:

If the Unitholder desires the shares of Class A Common Stock be settled through the facilities of Continental Stock Transfer and Trust Company (“CST”), please indicate the account of the CST participant below.

In the event PubCo elects to certificate the shares of Class A Common Stock issued to the Holder, please indicate the following:

Legal Name for Certificate Delivery:
Address for Certificate Delivery:

Annex E-50

The undersigned hereby represents and warrants that the undersigned is the owner of the number of Units the undersigned is electing to Exchange pursuant to this Exchange Notice, and that such Units are not subject to any liens or restrictions on transfer (other than restrictions imposed by the LLC Agreement, the charter and governing documents of PubCo and applicable Law).

The undersigned hereby irrevocably constitutes and appoints any officer of PubCo, as applicable, as the attorney of the undersigned, with full power of substitution and resubstitution in the premises, solely to do any and all things and to take any and all actions necessary to effect the Exchange elected hereby.

[Name of Member]

By
Name:
Title:

Annex E-51

Annex F

TAX RECEIVABLE AGREEMENT
by and among
SPREE ACQUISITION CORP. 1 LIMITED
and
THE PERSONS NAMED HEREIN

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of October 29, 2022, is made and entered into by and among Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (the “Corporate Taxpayer”), the TRA Party Representative (as defined below) and each of the other Persons (as defined below) party hereto from time to time (each, a “TRA Party” and, collectively, the “TRA Parties”). This Agreement shall become effective upon the Closing of the BCA (as defined below). In connection with the Closing, the Corporate Taxpayer was domesticated as a Delaware corporation and named WHC Worldwide, Inc.

RECITALS

WHEREAS, the TRA Parties directly or indirectly hold limited liability company units (the “Units”) in WHC Worldwide, LLC, a Missouri limited liability company (“OpCo”), which is classified as a partnership for United States federal income tax purposes;

WHEREAS, the Corporate Taxpayer and OpCo entered into that certain Business Combination Agreement, dated the date hereof (as further amended or modified in whole or in part from time to time in accordance with such Agreement, the “BCA”), pursuant to which, among other things, the Corporate Taxpayer (i) acquired certain Units in exchange for a cash contribution to OpCo and (ii) became the managing member of OpCo, and from and after the date of this Agreement, holds and will hold, directly and/or indirectly, Units;

WHEREAS, following the transactions contemplated by the BCA, the Units held by the TRA Parties, together with Class X common stock of the Corporate Taxpayer, may be exchanged or redeemed for Class A common stock of the Corporate Taxpayer (the “Class A Shares”) constituting the Stock Exchange Payment or, alternatively, at the election of the Corporate Taxpayer, the Cash Exchange Payment (an “Exchange”), pursuant to the provisions of the LLC Agreement (as defined below);

WHEREAS, OpCo and each of its direct and indirect Subsidiaries (as defined below) treated as a partnership for United States federal income tax purposes currently have and will have in effect an election under Section 754 of the Code for the Taxable Year (as defined below) that includes the Closing Date and each subsequent Taxable Year in which a taxable acquisition (including a deemed taxable acquisition under Section 707(a) of the Code) of Units, together with Class X common stock of the Corporate Taxpayer by the Corporate Taxpayer from the TRA Parties for Class A Shares or other consideration occurs;

WHEREAS, as a result of the Exchanges, the income, gain, loss, expense and other Tax (as defined below) items of the Corporate Taxpayer may be affected by the Basis Adjustments (as defined below) and deductions attributable to any payment (including amounts attributable to Imputed Interest (as defined below)) made under this Agreement (collectively, the “Tax Attributes”); and

WHEREAS, the parties to this Agreement desire to make certain arrangements with respect to the effect of the Tax Attributes on the liability for Taxes of the Corporate Taxpayer.

Annex F-1

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the terms set forth in this ARTICLE I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Actual Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of (i) the actual liability for U.S. federal income Taxes of the Corporate Taxpayer for such Taxable Year and without duplication, the portion of any actual “imputed underpayment” imposed directly on OpCo (and any of OpCo’s Subsidiaries treated as a partnership for U.S. federal income tax purposes) under Section 6225 of the Code that is allocable to the Corporate Taxpayer in accordance with the LLC Agreement and the Code, and (ii) the product of (A) the actual amount of taxable income for U.S. federal income Tax purposes (taking into account any adjustments pursuant to Section 6225 of the Code) of the Corporate Taxpayer for such Taxable Year (determined without taking into account any U.S. federal income tax benefit of any applicable state or local tax deduction), and (B) the Assumed State and Local Tax Rate; provided that, in each case, if applicable, such amounts shall be determined in accordance with a Determination (including interest imposed in respect thereof under applicable law). For the avoidance of doubt, the calculation of the amount described in clause (i) shall take into account any U.S. federal income tax benefit realized by the Corporate Taxpayer with respect to state and local jurisdiction income taxes (with such benefit determined by taking into account an assumed deduction based on the amount computed under clause (ii), and disregarding the actual deduction for state and local jurisdiction income taxes reflected on the Corporate Taxpayer’s income tax return).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Rate” means SOFR plus 100 basis points.

“Agreement” shall have the meaning set forth in the recitals hereto.

“Amended Schedule” shall have the meaning set forth in Section 2.3(b).

“Assumed State and Local Tax Rate” means the tax rate equal to the sum of (a) for each state that imposes income or franchise taxes on the Corporate Taxpayer on its allocable share of income with respect to its interest in OpCo, the product of (i) the Corporate Taxpayer’s income tax apportionment factor for each such state and local jurisdiction in which the Corporate Taxpayer files income or franchise tax returns for the relevant Taxable Year and (ii) the highest corporate income and franchise tax rate in effect for such Taxable Year for each such state and local jurisdiction in which the Corporate Taxpayer files income tax returns for each relevant Taxable Year, and (b) for each state that imposes income or franchise taxes directly on OpCo (and any of OpCo’s Subsidiaries treated as a partnership for state income tax purposes), the product of (i) the income tax apportionment factor for OpCo or such Subsidiary, as applicable, for each such state in which OpCo or such Subsidiary files income or franchise tax returns for the relevant taxable year of OpCo or such Subsidiary ending on or after the Business Combination Date and (ii) the highest income and franchise tax rate in effect applicable to OpCo or such Subsidiary, as applicable, for such taxable year for each such state in which OpCo or such Subsidiary files income or franchise tax returns.

“Attributable” means the portion of any Tax Attribute of the Corporate Taxpayer, Opco and/or their respective Subsidiaries that is attributable to a TRA Party and shall be determined by reference to the Tax Attributes, under the following principles:

(i) any Basis Adjustments shall be determined separately with respect to each TRA Party and the portion that is Attributable to a TRA Party shall be an amount equal to the total Basis Adjustments relating to the Units Exchanged by such TRA Party; and

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(ii) any deduction to the Corporate Taxpayer or its Subsidiaries, as applicable, with respect to a Taxable Year in respect of any payment (including amounts attributable to Imputed Interest) made under this Agreement is Attributable to the Person that is required to include the Imputed Interest or other payment in income (without regard to whether such Person is actually subject to Tax thereon).

“Basis Adjustment” means the adjustment to the Tax basis of a Reference Asset under Sections 732, 734(b) and/or 1012 of the Code (in situations where, as a result of one or more Exchanges, OpCo becomes an entity that is disregarded as separate from its owner for United States federal income Tax purposes) or under Sections 734(b), 743(b), 754 and/or 755 of the Code (in situations where, following an Exchange, OpCo remains in existence as an entity treated as a partnership for United States federal income Tax purposes) and, in each case, comparable sections of state and local Tax laws, as a result of an Exchange and the payments made pursuant to this Agreement. The amount of any Basis Adjustment shall be determined using the Market Value with respect to such Exchange, except, for the avoidance of doubt, as otherwise required by a Determination. For the avoidance of doubt, payments under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest, and the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre- Exchange Transfer had not occurred.

“Basis Schedule” shall have the meaning set forth in Section 2.1.

A “Beneficial Owner” of a security means a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

“Board” means the Board of Directors of the Corporate Taxpayer.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Wilmington, Delaware are authorized or required by Law to close.

“Cash Exchange Payment” has the meaning set forth in the LLC Agreement.

“Change of Control” means the occurrence of any of the following events:

(i) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (excluding (A) a corporation or other entity owned, directly or indirectly, by the stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of stock of the Corporate Taxpayer or (B) a group of Persons in which one or more of the Permitted Investors or Affiliates of Permitted Investors directly or indirectly hold Beneficial Ownership of securities representing more than 50% of the total voting power held by such group) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Corporate Taxpayer representing more than 50% of the combined voting power of the Corporate Taxpayer’s then outstanding voting securities;

(ii) the following individuals cease for any reason to constitute a majority of the number of directors of the Corporate Taxpayer then serving: individuals who, on the Closing Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Corporate Taxpayer) whose appointment or election by the Board or nomination for election by the Corporate Taxpayer’s shareholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (ii);

(iii) there is consummated a merger or consolidation of the Corporate Taxpayer with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (A) the Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary

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of the Corporate Taxpayer, the ultimate parent thereof or (B) the voting securities of the Corporate Taxpayer immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary of the Corporate Taxpayer, the ultimate parent thereof; or

(iv) the shareholders of the Corporate Taxpayer approve a plan of complete liquidation or dissolution of the Corporate Taxpayer or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by the Corporate Taxpayer of all or substantially all of the assets of the Corporate Taxpayer and its Subsidiaries, taken as a whole, other than such sale or other disposition by the Corporate Taxpayer of all or substantially all of the assets of the Corporate Taxpayer and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of the Corporate Taxpayer in substantially the same proportions as their ownership of the Corporate Taxpayer immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (ii) and clause (iii)(A) above, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the shares of the Corporate Taxpayer immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporate Taxpayer immediately following such transaction or series of transactions.

“Class A Shares” shall have the meaning set forth in the recitals hereto.

“Closing Date” means the date of the consummation of the transactions contemplated by the BCA.

“Code” shall have the meaning set forth in the recitals hereto.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Taxpayer” shall have the meaning set forth in the preamble hereto.

“Corporate Taxpayer Return” means the United States federal, state and/or local Tax Return, as applicable, of the Corporate Taxpayer filed with respect to Taxes of any Taxable Year.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination; provided, that the computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.

“Default Rate” means the SOFR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state or local tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” shall have the meaning set forth in Section 4.2.

“Early Termination Notice” shall have the meaning set forth in Section 4.2.

“Early Termination Payment” shall have the meaning set forth in Section 4.3(b).

“Early Termination Rate” means SOFR plus 200 basis points.

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“Early Termination Schedule” shall have the meaning set forth in Section 4.2.

“Exchange” shall have the meaning set forth in the recitals hereto.

“Exchange Act” means the Exchange Act of 1934, as amended.

“Exchange Date” means the date of any Exchange.

“Exchange Notice” shall have the meaning set forth in the LLC Agreement.

“Expert” shall have the meaning set forth in Section 7.9.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of (i) the hypothetical liability for U.S. federal income Taxes of the Corporate Taxpayer for such Taxable Year and without duplication, the portion of any hypothetical “imputed underpayment” imposed directly on OpCo (and any of OpCo’s Subsidiaries treated as a partnership for U.S. federal income tax purposes) under Section 6225 of the Code that is allocable to the Corporate Taxpayer in accordance with the LLC Agreement and the Code, and (ii) the product of (X) the hypothetical amount of taxable income for U.S. federal income Tax purposes (taking into account adjustments pursuant to Section 6225 of the Code) of the Corporate Taxpayer for such Taxable Year (determined without taking into account any U.S. federal income tax benefit of any applicable state or local tax deduction) , and (Y) the Assumed State and Local Rate, in each case, determined using the same methods, elections, conventions and similar practices used in computing the Actual Tax Liability, but, in each case, (A) calculating depreciation, amortization or similar deductions and income, gain or loss using the Non-Stepped Up Tax Basis as reflected on the Basis Schedule including amendments thereto for the Taxable Year, (B) excluding any deduction attributable to any payment (including amounts attributable to Imputed Interest) made under this Agreement for the Taxable Year and (C) excluding any Remedial Allocations. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any Tax item (or portions thereof) that is attributable to a Tax Attribute (including, for the avoidance of doubt, any deductions carried forward or deferred by reason of Section 163(j) of the Code or otherwise). For the avoidance of doubt, the calculation of the amount described in clause (i) shall take into account any U.S. federal income tax benefit that would be realized by the Corporate Taxpayer with respect to state and local jurisdiction income taxes (with such benefit determined by taking into account an assumed deduction based on the amount computed under clause (ii), and disregarding the hypothetical deduction for state and local jurisdiction income taxes that would otherwise result under clause (i)).

“Imputed Interest” in respect of a TRA Party means any interest imputed under Section 1272, 1274, 7872 or 483 or other provision of the Code and any similar provision of state and local Tax law with respect to the Corporate Taxpayer’s payment obligations in respect of such TRA Party under this Agreement.

“Interest Amount” shall have the meaning set forth in Section 3.1(b).

“IRS” means the United States Internal Revenue Service.

“Joinder Requirement” shall have the meaning set forth in Section 7.6(a).

“Liquidity Exceptions” shall have the meaning set forth in Section 4.1(b).

“LLC Agreement” means, with respect to OpCo, that certain Second Amended and Restated Limited Liability Company Agreement of OpCo, dated on or about the date hereof, as amended from time to time.

“Mandatory Assignment” shall have the meaning set forth in Section 7.6(c).

“Market Value” means, on any date, (i) if the Class A Shares trade on a national securities exchange or automated or electronic quotation system, the arithmetic average of the high trading and the low trading price on such date (or if such date is not a trading day, the immediately preceding trading day) or (ii) if the Class A Shares are not then traded on a national securities exchange or automated or electronic quotation system, as applicable, the “Appraiser FMV” (as defined in the LLC Agreement) on such date of one Class A Share that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.

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“Material Objection Notice” shall have the meaning set forth in Section 4.2. “Net Tax Benefit” shall have the meaning set forth in Section 3.1(b).

“Non-Stepped Up Tax Basis” means, with respect to any Reference Asset at any time, the Tax basis that such Referenced Asset would have had at such time if no Basis Adjustments had been made.

“Objection Notice” shall have the meaning set forth in Section 2.3(a). “OpCo” shall have the meaning set forth in the recitals hereto.

“Other Tax Receivable Obligations” shall have the meaning set forth in Section 3.3(c).

“Payment Schedule” means the schedule setting forth each TRA Party’s share of any payments hereunder.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer (including upon the death of a member of Opco) or distribution in respect of one or more Units (i) that occurs prior to an Exchange of such Units and (ii) to which Section 743(b) or 734(b) of the Code applies.

“Realized Tax Benefit” means, with respect to any Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

“Realized Tax Detriment” means, with respect to any Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

“Reconciliation Dispute” shall have the meaning set forth in Section 7.9.

“Reconciliation Procedures” shall have the meaning set forth in Section 2.3(a).

“Reference Asset” means an asset that is held by OpCo, or by any of its direct or indirect Subsidiaries treated as a partnership or disregarded entity (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) for purposes of the applicable Tax, at the time of an Exchange. A Reference Asset also includes any asset the Tax basis of which is determined, in whole or in part, for purposes of the applicable Tax, by reference to the Tax basis of an asset that is described in the preceding sentence, including for U.S. federal income Tax purposes, any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Remedial Allocations” means the allocations made under Section 704(c) of the Code (including “remedial items” and “offsetting remedial items”) in respect of the Units transferred to the Corporate Taxpayer upon an Exchange using the “remedial allocation method” of Treasury Regulations Section 1.704-3(d) with respect to differences between book basis and tax basis (calculated for purposes of Section 704(c) of the Code).

“Schedule” means any of the following: (i) a Basis Schedule, (ii) a Tax Benefit Schedule or (iii) the Early Termination Schedule.

“Securities Act” means the Securities Act of 1933, as amended. “Senior Obligations” shall have the meaning set forth in Section 5.1.

“SOFR” means, during any period, an interest rate per annum equal to the greater of (a) 0.25% and (b) the Secured Overnight Financing Rate reported, two Business Days prior to the first day of such period, by the Wall Street Journal (or if it shall cease to report such rate, as reported by any other publicly available source of such market rate). If the Secured Overnight Financing Rate ceases to be published or otherwise is not available, the Corporate Taxpayer will select an alternate benchmark with similar characteristic that gives due consideration to the prevailing market conventions for determining rates of interest in the United States at such time. Each determination by the Corporate Taxpayer of SOFR (including selecting an alternate benchmark to the Secured Overnight Financing Rate) shall be conclusive and binding in the absence of manifest error.

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“Stock Exchange Payment” shall have the meaning set forth in LLC Agreement.

“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Subsidiary Stock” means any stock or other equity interest in any subsidiary entity of OpCo that is treated as a C corporation for United States federal income tax purposes.

“Tax Attributes” shall have the meaning set forth in the recitals hereto.

“Tax Benefit Payment” shall have the meaning set forth in Section 3.1(b).

“Tax Benefit Schedule” shall have the meaning set forth in Section 2.2(a).

“Tax Return” means any return, declaration, report, or similar statement filed or required to be filed with respect to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code or comparable section of state or local Tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the Closing Date.

“Taxes” means any and all United States federal, state and local taxes, assessments or similar charges that are based on or measured with respect to net income or profits, whether as an exclusive or an alternative basis, and including franchise taxes that are based on or measured with respect to net income or profits, and any interest, penalties, or additions related to such amounts or imposed in respect thereof under applicable law.

“Taxing Authority” means any domestic, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Disinterested Majority” means a majority of the directors of the Board who are disinterested as determined by the Board in accordance with the Delaware General Corporation Law with respect to the matter being considered by the Board; provided that to the extent a matter being considered by the Board is required to be considered by disinterested directors under the rules of the National Securities Exchange on which the Class A Shares is then listed, the Securities Act or the Exchange Act, such rules with respect to the definition of disinterested director shall apply solely with respect to such matter.

“TRA Party” and “TRA Parties” shall have the meaning set forth in the preamble hereto.

“TRA Party Representative” means, initially, William M. George, or, if William M. George becomes unable to perform the TRA Party Representative’s responsibilities hereunder or resigns from such position, either (i) a replacement TRA Party Representative selected by William M. George or (ii) if has not selected a replacement TRA Party Representative at or prior to the time of such inability or resignation, that TRA Party or committee of TRA Parties determined by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments hereunder if all TRA Parties had fully Exchanged their Units, together with Class X common stock of the Corporate Taxpayer, for Class A Shares or other consideration and the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Units” shall have the meaning set forth in the recitals hereto.

“Valuation Assumptions” means, as of an Early Termination Date, the assumptions that in each Taxable Year ending on or after such Early Termination Date, (i) the Corporate Taxpayer will have taxable income sufficient to fully utilize deductions arising from the Tax Attributes (other than any items addressed in clause (ii) below) during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, deductions and other Tax items arising from Tax Attributes that would result from future Tax Benefit Payments that would be paid in accordance

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with the Valuation Assumptions, further assuming that such applicable future payments would be paid on the due date (including extensions) for filing the Corporate Taxpayer Return for the applicable Taxable Year) in which such deductions would become available, (ii) any loss carryovers generated by deductions arising from Tax Attributes that are available as of the date of such Early Termination Date will be used by the Corporate Taxpayer on a pro rata basis from the Early Termination Date through the scheduled expiration date thereof or, if there is no such scheduled expiration date, the fifteenth anniversary of the Early Termination Date, (iii) the United States federal income tax rate that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date and the Assumed State and Local tax Rate will be calculated based on such rates and the apportionment factors applicable in the most recently ended Taxable Year, except to the extent any change to such Tax rates for such Taxable Year has already been enacted into law as of the Early Termination Date, (iv) any non-amortizable, non-depreciable Reference Assets (other than any Subsidiary Stock) will be disposed of on the 15th anniversary of the Exchange which gave rise to the applicable Basis Adjustment and any short-term investments will be disposed of 12 months following the Early Termination Date; provided that, in the event of a Change of Control, such non-amortizable, non-depreciable Reference Assets shall be deemed disposed of at the time of sale of such Reference Asset (if earlier than such 15th anniversary), (v) any Subsidiary Stock will never be disposed of, and (vi) if, at the Early Termination Date, there are Units that have not been Exchanged, then each such Unit is Exchanged, together with Class X common stock of the Corporate Taxpayer, in a fully taxable transaction for the Market Value of the Class A Shares that would be transferred if the Exchange occurred on the Early Termination Date.

ARTICLE II
DETERMINATION OF CERTAIN REALIZED TAX BENEFIT

Section 2.1 Basis Adjustment. Within 120 calendar days after the filing of the United States federal income tax return of the Corporate Taxpayer for the Taxable Year that includes the Closing Date and each Taxable Year in which an Exchange has been effected, the Corporate Taxpayer shall deliver to the TRA Party Representative, in respect of each TRA Party who received (or is deemed to receive) cash or Class A Shares in such Taxable Year pursuant to an Exchange, a schedule (the “Basis Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement, (a) the actual Tax basis and the Non-Stepped Up Tax Basis of the Reference Assets as of each applicable Exchange Date, (b) the Basis Adjustment with respect to the Reference Assets Attributable to each such TRA Party as a result of the Exchanges effected in such Taxable Year and prior Taxable Years by each such TRA Party, calculated in the aggregate, (c) the period (or periods) over which the Reference Assets are amortizable and/or depreciable and (d) the period (or periods) over which each Basis Adjustment in respect of such TRA Party is amortizable and/or depreciable. Each Basis Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b).

Section 2.2 Tax Benefit Schedule.

(a) Tax Benefit Schedule. Within 120 calendar days after the filing of the United States federal income tax return of the Corporate Taxpayer for each Taxable Year, the Corporate Taxpayer shall provide to the TRA Party Representative, in respect of each TRA Party who has received (or is deemed to receive) cash or Class A Shares pursuant to an Exchange, a schedule showing, in reasonable detail, the calculation of the Tax Benefit Payment, if any, any Realized Tax Benefit and any Realized Tax Detriment, as applicable, Attributable to each such TRA Party for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b) Applicable Principles.

(i) Subject to Section 3.3(a), the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability for such Taxable Year attributable to the Tax Attributes, determined using a “with and without” methodology (assuming that such Tax Attributes are the last items utilized in any Taxable Year). For the avoidance of doubt, the Actual Tax Liability will take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as interest under the Code based upon the characterization of Tax Benefit Payments as additional consideration payable by the Corporate Taxpayer for the Units acquired in the Exchange. Carryovers or carrybacks of any Tax item attributable to the Tax Attributes shall be considered to be subject

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to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local income and franchise Tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type.

(ii) If a carryover or carryback of any Tax item includes a portion that is attributable to any Tax Attribute and another portion that is not, such portions shall be considered to be used in accordance with the “with and without” methodology. Except as otherwise required by applicable law, the parties hereto agree that (A) all Tax Benefit Payments in respect of an Exchange are intended to be treated and shall be reported for Tax purposes as additional contingent consideration to the applicable TRA Party for such Exchange that has the effect of creating Basis Adjustments, in each case, to Reference Assets for the Corporate Taxpayer in the year of payment, (B) as a result, such additional Basis Adjustments will be incorporated into the calculation for the Taxable Year of the applicable payment and into the calculations for subsequent Taxable Years, as appropriate, (C) the Actual Tax Liability shall take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as Imputed Interest under applicable law and (D) the liability for U.S. federal income Taxes of the Corporate Taxpayer and the amount of taxable income of the Corporate Taxpayer for U.S. federal income Tax purposes as determined for purposes of calculating the Actual Tax Liability and the Hypothetical Tax Liability shall include, without duplication, such liability for Taxes and such taxable income that is economically borne by or allocated to the Corporate Taxpayer as a result of the provisions of Section 5.07 and Section 5.08 of the LLC Agreement; provided, however, that such liability for Taxes and such taxable income shall be included in the Hypothetical Tax Liability and the Actual Tax Liability subject to the adjustments and assumptions set forth in the definitions thereof and, to the extent any such amount is taken into account on an Amended Schedule, such amount shall adjust a Tax Benefit Payment, as applicable, in accordance with Section 2.3(b).

Section 2.3 Procedures, Amendments.

(a) Procedure. Every time the Corporate Taxpayer delivers to the TRA Party Representative an applicable Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.3(b), the Corporate Taxpayer shall also (i) deliver to the TRA Party Representative supporting schedules, valuation reports, if any, and work papers, as determined by the Corporate Taxpayer or requested by the TRA Party Representative, providing reasonable detail regarding data and calculations that were relevant for the preparation of the Schedule, (ii) indicate which accounting firm, if any, assisted with the preparation of the Schedule and (iii) allow the TRA Party Representative and its advisors reasonable access to the appropriate representatives at the Corporate Taxpayer and (at the cost and expense of OpCo) at the relevant accounting firm that prepared the applicable Schedule, if applicable, in connection with the review of such Schedule. Without limiting the generality of the preceding sentence, the Corporate Taxpayer shall ensure that each Tax Benefit Schedule or Early Termination Schedule delivered to the TRA Party Representative, together with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability (the “with” calculation), the Hypothetical Tax Liability (the “without” calculation) and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on all parties 30 calendar days from the date on which all relevant TRA Parties are treated as having received the applicable Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (A) within 30 calendar days from such date provides the Corporate Taxpayer with notice of an objection to such Schedule (“Objection Notice”) or (B) provides a written waiver of such right of any Objection Notice within the period described in clause (A) above, in which case such Schedule or amendment thereto shall become binding on the date such waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within 30 calendar days after receipt by the Corporate Taxpayer of an Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the reconciliation procedures as described in Section 7.9 (the “Reconciliation Procedures”).

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in such Schedule, including those identified as a result of the receipt of additional factual information relating to a Taxable Year after the date such Schedule was provided to the TRA Party Representative, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to

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reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year or (vi) to adjust an applicable Basis Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”) The Corporate Taxpayer shall provide an Amended Schedule to the TRA Party Representative within 30 calendar days of the occurrence of an event referenced in clauses (i) through (vi) above.

In the event a Schedule is amended after such Schedule becomes final pursuant to Section 2.3(a) or, if applicable, Section 7.9, (A) the Amended Schedule shall not be taken into account in calculating any Tax Benefit Payment in the Taxable Year to which the amendment relates but instead shall be taken into account in calculating the Cumulative Net Realized Tax Benefit for the Taxable Year in which the amendment actually occurs and (B) as a result of the foregoing, any increase of the Net Tax Benefit attributable to an Amended Schedule shall not accrue the Interest Amount (or any other interest hereunder) until after the due date (without extensions) for filing the United States federal income tax return of the Corporate Taxpayer for the Taxable Year in which the amendment actually occurs.

ARTICLE III
TAX BENEFIT PAYMENTS

Section 3.1 Payments.

(a) Payments. Within three Business Days after a Tax Benefit Schedule delivered to the TRA Party Representative becomes final in accordance with Section 2.3(a), or, if applicable, Section 7.9, the Corporate Taxpayer shall pay to the TRA Parties in cash (by wire transfer of immediately available funds to the bank account previously designated by such TRA Party), in accordance with their respective share of such payment as set forth on the Payment Schedule, the Tax Benefit Payment determined pursuant to Section 3.1(b) for such Taxable Year that is Attributable to each such TRA Party. Each such Tax Benefit Payment shall be made in cash by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Corporate Taxpayer or as otherwise agreed by the Corporate Taxpayer and such TRA Party. The payments provided for pursuant to the above sentence shall be computed separately for each TRA Party. For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated tax payments, including federal estimated income tax payments. Notwithstanding anything herein to the contrary, at the election of a TRA Party (specified in the Exchange Notice with respect to an applicable Exchange or by providing written notice to the Corporate Taxpayer at the Closing with respect to the purchase), the aggregate Tax Benefit Payments in respect of such Exchange (other than amounts accounted for as interest under the Code) shall not exceed, as specified by a TRA Party, 50% of the fair market value of the Class A Shares or cash received in the relevant Exchange. Without limiting the Corporate Taxpayer’s ability to make offsets against Tax Benefit Payments to the extent permitted by Section 3.5, no TRA Party shall be required under any circumstances to make a payment or return a payment to the Corporate Taxpayer in respect of any portion of any Tax Benefit Payment previously paid by the Corporate Taxpayer to such TRA Party (including any portion of any Early Termination Payment).

(b) A “Tax Benefit Payment” in respect of a TRA Party for a Taxable Year means an amount, not less than zero, equal to the sum of the portion of the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto. For the avoidance of doubt, for Tax purposes, the Interest Amount shall not be treated as interest (to the extent permitted by applicable law and other than amounts accounted for as Imputed Interest), but instead shall be treated as additional consideration for the acquisition of Units in the applicable Exchange, unless otherwise required by law. Subject to Section 3.3(a), the “Net Tax Benefit” for a Taxable Year means an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over the total amount of payments previously made under this Section 3.1 (excluding payments attributable to Interest Amounts); provided that if there is no such excess (or a deficit exists), no TRA Party shall be required to make payment (or return a payment) to the Corporate Taxpayer in respect of any portion of any previously made Tax Benefit Payment. The “Interest Amount” means an amount equal to the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing the Corporate Taxpayer Return with respect to Taxes for such Taxable Year until the payment date under Section 3.1(a). The Net Tax Benefit and the Interest

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Amount shall be determined separately with respect to each Exchange, on a Unit by Unit basis by reference to the resulting Basis Adjustment to the Corporate Taxpayer. Notwithstanding the foregoing, for each Taxable Year ending on or after the date of a Change of Control that occurs after the Closing Date, all Tax Benefit Payments, whether paid with respect to the Units that were Exchanged (i) prior to the date of such Change of Control or (ii) on or after the date of such Change of Control, shall be calculated by utilizing the assumptions (i), (iii) and (iv) set forth in the definition of Valuation Assumptions, substituting, in each case, the terms “the closing date of a Change of Control” for an “Early Termination Date.”

Section 3.2 No Duplicative Payments. It is intended that the provisions of this Agreement will result in the payments specified in Section 3.1 being made to the TRA Parties and will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed in the appropriate manner to ensure such intentions are realized.

Section 3.3 Payments; Coordination of Benefits With Other Tax Receivable Agreements.

(a) Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate Tax benefit of the Corporate Taxpayer with respect to the Basis Adjustments or Imputed Interest is limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income, the Net Tax Benefit for the Corporate Taxpayer shall be allocated among all TRA Parties eligible for payments under this Agreement in proportion to the respective amounts of Net Tax Benefit that would have been allocated to each such TRA Party if the Corporate Taxpayer had sufficient taxable income so that there were no such limitation. To the extent any part of the limitation on the Tax benefit is allocated in a manner that differs from the order prescribed in the applicable rules of the Code and the Treasury Regulations regarding the utilization, or deemed utilization, of such Tax items, appropriate adjustments, consistent with the principles of this Section 3.3, shall be made in future Taxable Years to take into account such differing allocation.

(b) If for any reason (including as contemplated by Section 3.3(a)) the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year, then the Corporate Taxpayer and the TRA Parties agree that no Tax Benefit Payment shall be made in respect of any subsequent Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full.

(c) The effect of any other similar tax receivable agreement entered into after the date of this Agreement (“Other Tax Receivable Obligations”) shall not be taken into account in respect of any calculations made hereunder.

Section 3.4 Sufficient Funds. The Corporate Taxpayer shall use commercially reasonable efforts to ensure that it has sufficient available funds to make all payments due under this Agreement, including using commercially reasonable efforts to cause OpCo to make distributions to the Corporate Taxpayer to make such payments so long as such distributions do not violate (a) a prohibition, restriction or covenant under any prohibition, restriction or covenant under any credit agreement, loan agreement, note, indenture or other agreement governing indebtedness of the Corporate Taxpayer or its Subsidiaries (including any Senior Obligation) or (b) restrictions under applicable law.

Section 3.5 Overpayments. To the extent the Corporate Taxpayer makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.1(a) in an amount in excess of the amount of such payment that should have been made to such TRA Party in respect of such Taxable Year (taking into account Section 3.3) under the terms of this Agreement, then such TRA Party shall not receive further payments under Section 3.1(a) until such TRA Party has foregone an amount of payments equal to such excess.

Section 3.6 Payment Schedule. The allocation of the payments hereunder in accordance with the Payment Schedule shall be binding on all TRA Parties and shall be used by the Corporate Taxpayer for purposes of disbursement of any such payments. In making any payments or disbursements pursuant to this Agreement, the Corporate Taxpayer shall be entitled to rely fully on the shares of the TRA Parties as set forth on the Payment Schedule and shall not be liable to any TRA Party for the accuracy of the determination of such shares. Each of the TRA Parties acknowledges and agrees that it has agreed to each Payment Schedule, as it may be amended from time to time in accordance with this Agreement.

ARTICLE IV
TERMINATION

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Section 4.1 Early Termination and Breach of Agreement.

(a) The Corporate Taxpayer may, with the prior written consent of the TRA Disinterested Majority, terminate this Agreement with respect to all amounts payable to the TRA Parties and with respect to all of the Units held by the TRA Parties at any time by paying to the TRA Parties, in accordance with their respective shares as set forth on the Payment Schedule, the Early Termination Payment due pursuant to Section 4.3 in respect of all TRA Parties; provided, however, that this Agreement shall only terminate upon the receipt of the Early Termination Payment by all TRA Parties; provided further that the Corporate Taxpayer may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payment to all of the TRA Parties, none of the TRA Parties or the Corporate Taxpayer shall have any further payment obligations under this Agreement, other than for any (i) Tax Benefit Payment due and payable that remains unpaid as of the Early Termination Date and (ii) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clauses (i) or (ii) is included in the Early Termination Payment). If an Exchange occurs after the Corporate Taxpayer makes all of the required Early Termination Payments, the Corporate Taxpayer shall have no obligations under this Agreement with respect to such Exchange.

(b) In the event that the Corporate Taxpayer (i) breaches any of its material obligations under this Agreement, or (ii)(A) the Corporate Taxpayer commences any case, proceeding or other action (1) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, seeking to adjudicate it a bankrupt or insolvent or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (2) seeking an appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or it shall make a general assignment for the benefit of creditors or (B) there shall be commenced against the Corporate Taxpayer any case, proceeding or other action of the nature referred to in clause (A) above that remains undismissed or undischarged for a period of 60 days, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach and shall include, but not be limited to, (x) the Early Termination Payments calculated as if an Early Termination Notice had been delivered on the date of a breach, (y) any Tax Benefit Payment in respect of a TRA Party agreed to by the Corporate Taxpayer and such TRA Party as due and payable but unpaid as of the date of a breach and (z) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending with or including the date of a breach; provided that procedures similar to the procedures of Section 4.2 shall apply with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this sentence. Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches this Agreement (and, in the case of a breach of a material obligation other than an obligation to make a payment, does not cure such breach within 10 business days following receipt by the Corporate Taxpayer of written notice thereof), each TRA Party shall be entitled to elect to receive the amounts set forth in clauses (x), (y) and (z) above or to seek specific performance of the terms hereof. The parties hereto agree that the failure by the Corporate Taxpayer to make any payment due pursuant to this Agreement within three months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement by the Corporate Taxpayer to make a payment due pursuant to this Agreement within three months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, it shall not be a breach of this Agreement by the Corporate Taxpayer if the Corporate Taxpayer fails to make any Tax Benefit Payment when due to the extent that the Corporate Taxpayer (I) has insufficient funds, or cannot make such payment as a result of obligations imposed in connection with any Senior Obligations, and cannot take commercially reasonable actions to obtain sufficient funds, to make such payment or (II) would become insolvent as a result of making such payment (in each case, as determined by the Board in good faith) (clauses (I) and (II) together, the “Liquidity Exceptions”); provided that the interest provisions of Section 5.2 shall apply to such late payment; provided, further, that if the Liquidity Exceptions apply and the Corporate Taxpayer declares or pays any dividend of cash to its shareholders while any Tax

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Benefit Payment is due and payable and remains unpaid, then the Liquidity Exceptions shall no longer apply.

(c) In the event of a Change of Control, the Corporate Taxpayer shall provide written notice of such Change of Control to the TRA Parties in accordance with the procedures set forth in Section 11.07 of the LLC Agreement and the TRA Party Representative shall have the option, upon written notice to the Corporate Taxpayer, to cause acceleration of all unpaid payment obligations with respect to Units that have been Exchanged prior to or in connection with such Change of Control, which shall be calculated as if an Early Termination Notice had been delivered on the date of such Change of Control and shall include, without duplication, (i) the Early Termination Payments calculated with respect to such TRA Parties as if the Early Termination Date is the date of such Change of Control, (ii) any Tax Benefit Payment due and payable and that remains unpaid as of the date of such Change of Control and (iii) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending with or including the date of such Change of Control. In the event of a Change of Control, any Early Termination Payment described in the preceding sentence shall be calculated utilizing the assumptions (i), (ii) and (iii) set forth in the definition of Valuation Assumptions, substituting, in each case, and in the lead-in to such definition, the terms “date of a Change of Control” for an “Early Termination Date.” Any Exchanges with respect to which a payment has been made under this Section 4.1(c) shall be excluded in calculating any future Tax Benefit Payments or Early Termination Payments, and this Agreement shall have no further application to such Exchanges.

Section 4.2 Early Termination Notice. If the Corporate Taxpayer chooses to exercise its right of early termination in accordance with Section 4.1(a), the Corporate Taxpayer shall deliver to each TRA Party a notice (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying the Corporate Taxpayer’s intention to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment(s) due for each TRA Party. Each Early Termination Schedule shall become final and binding on all parties hereto 30 calendar days from the first date on which all TRA Parties are treated as having received such Schedule or amendment thereto under Section 7.1 unless, prior to such 30th-calendar day, the TRA Party Representative provides (a) the Corporate Taxpayer with notice of a material objection to such Schedule made in good faith (the “Material Objection Notice”) or (b) a written waiver of such right of a Material Objection Notice, in which case such Schedule will become binding on the date the waiver is received by the Corporate Taxpayer (the “Early Termination Effective Date”). If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in such notice within 30 calendar days after receipt by the Corporate Taxpayer of the Material Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the Reconciliation Procedures in which case such Schedule shall become binding ten calendar days after the conclusion of the Reconciliation Procedures.

Section 4.3 Payment Upon Early Termination.

(a) Within three Business Days after the Early Termination Effective Date, the Corporate Taxpayer shall pay to the TRA Parties, in accordance with their respective shares as set forth on the Payment Schedule, an amount equal to the Early Termination Payment in respect of all TRA Parties. Such payment shall be made in cash by wire transfer of immediately available funds to a bank account or accounts designated by each TRA Party or as otherwise agreed by the Corporate Taxpayer and such TRA Party.

(b) “Early Termination Payment” in respect of a TRA Party means an amount equal to the present value, discounted at the Early Termination Rate as of the applicable Early Termination Effective Date, of all Tax Benefit Payments in respect of such TRA Party that would be required to be paid by the Corporate Taxpayer beginning from the Early Termination Date and assuming that (i) the Valuation Assumptions in respect of such TRA Party are applied, (ii) for each Taxable Year, the Tax Benefit Payment is paid on the due date, assuming an extension, of the U.S. federal income tax return of the Corporate Taxpayer and (iii) for purposes of calculating the Early Termination Rate, LIBOR shall be LIBOR as of the date of the Early Termination Notice. For the avoidance of doubt, an Early Termination Payment shall be made to each applicable TRA Party regardless of whether such TRA Party has exchanged all of its Units as of the Early Termination Effective Date.

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ARTICLE V
SUBORDINATION AND LATE PAYMENTS

Section 5.1 Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by the Corporate Taxpayer to the TRA Parties under this Agreement shall rank (a) subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of the Corporate Taxpayer and its Subsidiaries (“Senior Obligations”), (b) senior in right of payment to any principal, interest or other amounts due and payable in respect of any Other Tax Receivable Obligation, and (c) pari passu with all current or future unsecured obligations of the Corporate Taxpayer that are not Senior Obligations or Other Tax Receivable Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of TRA Parties and the Corporate Taxpayer shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations and Section 5.2 shall apply to such payment. To the extent the Corporate Taxpayer or its Subsidiaries (including OpCo and its Subsidiaries) incur, create or assume any Senior Obligations from and after the date hereof, the Corporate Taxpayer shall, and shall cause its Subsidiaries to, endeavor in good faith to ensure that such indebtedness permits the amounts payable hereunder to be paid.

Section 5.2 Late Payments by the Corporate Taxpayer. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made by the Corporate Taxpayer to the TRA Parties when due under the terms of this Agreement, whether as a result of Section 5.1 or otherwise, shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment or Early Termination Payment was due and payable.

ARTICLE VI
NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.1 Participation in the Corporate Taxpayer’s and OpCo’s Tax Matters. Except as otherwise provided in this Agreement, the BCA or the LLC Agreement, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and OpCo, including the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer shall notify the TRA Party Representative in writing of the commencement of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the Corporate Taxpayer and OpCo or any of OpCo’s Subsidiaries by a Taxing Authority the outcome of which is reasonably expected to affect the rights and obligations of a TRA Party under this Agreement, and shall provide to the TRA Party Representative reasonable opportunity to participate in or provide information and other input to the Corporate Taxpayer, OpCo and their respective advisors concerning the conduct of any such portion of such audit; provided, however, that the Corporate Taxpayer and OpCo shall not be required to take any action that is inconsistent with any provision of the LLC Agreement.

Section 6.2 Consistency. The Corporate Taxpayer and the TRA Parties agree to report and cause to be reported for all purposes, including United States federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including the Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that set forth in this Agreement or specified by the Corporate Taxpayer in any Schedule (or Amended Schedule, as applicable) required to be provided by or on behalf of the Corporate Taxpayer under this Agreement that is final and binding on the parties hereto unless otherwise required by law. The Corporate Taxpayer shall (and shall cause OpCo and its other Subsidiaries to) use commercially reasonable efforts (which, for the avoidance of doubt, shall include taking into account the interests and entitlements of all TRA Parties under this Agreement) to defend the Tax treatment contemplated by this Agreement and any Schedule (or Amended Schedule, as applicable) in any audit, contest or similar proceeding with any Taxing Authority.

Section 6.3 Cooperation. Each of the TRA Parties shall (a) furnish to the Corporate Taxpayer in a timely manner such information, documents and other materials as the Corporate Taxpayer may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the Corporate Taxpayer and its representatives to provide explanations of documents and materials and such other information as the Corporate Taxpayer or its representatives may reasonably request in connection

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with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and the Corporate Taxpayer shall reimburse each such TRA Party for any reasonable third-party costs and expenses incurred pursuant to this Section 6.3.

ARTICLE VII
MISCELLANEOUS

Section 7.1 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email or other electronic transmission (in each case in this clause (d), solely if receipt is confirmed), at the following address (or to such other address for a party as shall be specified in a notice given in accordance with this Section 7.1):

(i)          If to the Corporate Taxpayer:

WHC Worldwide, LLC
1300 Lydia Ave.
Kansas City, MO, 64106
Attn.: Chief Executive Officer
Email: wmgeorge@ztrip.com

with copies (which shall not constitute notice) to:

Stinson LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106
Attn.: Jack Bowling & Stephen Quinlivan
Email: jack.bowling@stinson.com
stephen.quinlivan@stinson.com

(ii)         If to the TRA Party Representative, to:

William M. George
1300 Lydia Ave.
Kansas City, MO, 64106
Email: wmgeorge@ztrip.com

(iii)        If to the TRA Parties, to the address set forth in the records of OpCo from time to time.

Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3 Entire Agreement; Third Party Beneficiaries. This Agreement (together with all Schedules to this Agreement), the BCA (together with the Ancillary Documents), and the LLC Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

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Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6 Successors; Assignment; Amendments; Waivers.

(a) Each TRA Party may assign any of its rights under this Agreement to any Person as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Corporate Taxpayer (the “Joinder Requirement”), agreeing to become a TRA Party for all purposes of this Agreement. For the avoidance of doubt, if a TRA Party transfers Units in accordance with the terms of the LLC Agreement but does not assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, such TRA Party shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Units and such transferee may not enforce the provisions of this Agreement. Notwithstanding any other provision of this Agreement, an assignee of only rights to receive a Tax Benefit Payment in connection with an Exchange has no rights under this Agreement other than to enforce its right to receive a Tax Benefit Payment pursuant to this Agreement. The Corporate Taxpayer may not assign any of its rights or obligations under this Agreement to any Person (other than in connection with a Mandatory Assignment) without the prior written consent of the TRA Party Representative (not to be unreasonably withheld, conditioned or delayed). Any purported assignment in violation of the terms of this Section 7.6 shall be null and void.

(b) No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporate Taxpayer (as determined by the TRA Disinterested Majority) and by the TRA Party Representative and no provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective (or, in the case of a waiver by all TRA Parties, signed by the TRA Party Representative); provided that no such amendment or waiver shall be effective if such amendment or waiver will have a disproportionate and adverse effect on the payments certain TRA Parties will or may receive under this Agreement unless such amendment or waiver is consented in writing by the TRA Parties disproportionately and adversely affected who would be entitled to receive at least majority of the total amount of the Early Termination Payments payable to all TRA Parties disproportionately and adversely affected hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment or waiver (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange).

(c) This Agreement and all of the terms and provisions of this Agreement shall be binding upon, shall inure solely to the benefit of and shall be enforceable by each of the parties hereto and their respective successors, permitted assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place (any such assignment, a “Mandatory Assignment”).

Section 7.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

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Section 7.8 Waiver of Jury Trial, Jurisdiction.

(a) EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER. THE PARTIES HERETO FURTHER REPRESENT AND WARRANT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(b) Subject to Section 7.9, each of the parties hereto submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any action, suit or proceeding arising out of or relating to this Agreement, agrees that all claims in respect of such action, suit or proceeding shall be heard and determined in any such court and agrees not to bring any action, suit or proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 7.8, however, shall affect the right of any party hereto to serve legal process in any other manner permitted by law or at equity. Each party hereto agrees that a final judgment in any action, suit or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in this Section 7.8 and the parties hereto agree not to plead or claim the same.

Section 7.9 Reconciliation. In the event that the Corporate Taxpayer and the TRA Party Representative are unable to resolve a disagreement with respect to the matters (a) governed by Section 2.3 and Section 4.2 or (b) described in the definition of “LIBOR” within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both the Corporate Taxpayer and the TRA Party Representative. The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless the Corporate Taxpayer and the TRA Party Representative agree in writing otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer or the TRA Party Representative or other actual or potential conflict of interest. If the Corporate Taxpayer and the TRA Party Representative are unable to agree on an Expert within 15 calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the Basis Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within 30 calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within 15 calendar days or as soon thereafter as is reasonably practicable, in each case, after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporate Taxpayer except as provided in the next sentence. The Corporate Taxpayer and the TRA Party Representative shall bear their own respective costs and expenses of such proceeding, unless (i) the Expert adopts the TRA Party Representative’s position, in which case the Corporate Taxpayer shall reimburse the TRA Party Representative for any reasonable out-of-pocket costs and expenses in such proceeding or (ii) the Expert adopts the Corporate Taxpayer’s position, in which case the TRA Party Representative shall reimburse the Corporate Taxpayer for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporate Taxpayer and each of the TRA Parties and may be entered and enforced in any court having jurisdiction.

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Section 7.10 Withholding. The Corporate Taxpayer shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Corporate Taxpayer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law; provided, however, that the Corporate Taxpayer (i) gives 10 days advance written notice of its intention to make such withholding to the TRA Representative, (ii) identifies the legal basis requiring such withholding and (iii) gives the TRA Representative an opportunity to establish that such withholding is not legally required. Except upon an applicable change in law, no U.S. federal income Taxes will be required to be withheld in respect of any payment under this Agreement to any Person that is a United States Person” within the meaning of Section 7701(a)(30) of the Code that timely delivers to the Corporation a properly completed IRS Form W-9. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporate Taxpayer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. The Corporate Taxpayer shall provide evidence of such payment to the TRA Parties (through the TRA Representative) to the extent that such evidence is available. Each TRA Party shall promptly provide the Corporate Taxpayer with any applicable Tax forms and certifications (including IRS Form W-9 or the applicable version of IRS Form W- 8) reasonably requested by the Corporate Taxpayer in connection with determining whether any such deductions and withholdings are required under the Code or any provision of state, local or foreign tax law and shall promptly provide an update of any such Tax form or certification previously delivered if the same has become incorrect or has expired.

Section 7.11 Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporate Taxpayer is or becomes a member of an affiliated, consolidated, combined or unitary group of corporations that files a consolidated, combined or unitary income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state or local Tax law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated, combined or unitary taxable income of the group as a whole.

(b) If any Person the income of which is included in the income of the Corporate Taxpayer or the Corporate Taxpayer’s affiliated or consolidated group transfers one or more assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) with which such entity does not file a consolidated Tax Return pursuant to Section 1501 of the Code or any corresponding provisions of state or local Tax law, such Person, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received in a transaction contemplated in the prior sentence shall be equal to the fair market value of the deemed transferred asset, plus (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest. The transactions described in this Section 7.11(b) shall be taken into account in determining the Realized Tax Benefit or Realized Tax Detriment, as applicable, for such Taxable Year based on the income, gain or loss deemed allocated to the Corporate Taxpayer using the Non- Stepped Up Tax Basis of the Reference Assets in calculating its Hypothetical Tax Liability for such Taxable Year and using the actual Tax basis of the Reference Assets in calculating its Actual Tax Liability, determined using the “with and without” methodology. Thus, for example, in determining the Hypothetical Tax Liability of the Corporate Taxpayer, the taxable income of the Corporate Taxpayer shall be determined by treating OpCo as having sold the applicable Reference Asset for its fair market value, recovering any basis applicable to such Reference Asset (using the Non-Stepped Up Tax Basis), while the Actual Tax Liability of the Corporate Taxpayer would be determined by recovering the actual Tax basis of the Reference Asset that reflects any Basis Adjustments. For purposes of this Section 7.11, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership.

Section 7.12 Confidentiality.

(a) Each TRA Party and each of their respective assignees acknowledges and agrees that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in confidence in accordance with this

Annex F-18

Agreement, and not disclose to any Person, any confidential matters acquired pursuant to this Agreement of the Corporate Taxpayer and its Affiliates and successors, concerning OpCo and its Affiliates and successors or members, learned by such TRA Party heretofore or hereafter. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of a TRA Party in violation of this Agreement) or is generally known, (ii) the disclosure of information to the extent necessary for a TRA Party to assert its rights hereunder or defend itself in connection with any action or proceeding arising out of, or relating to, this Agreement, (iii) any information that was in the possession of, or becomes available to, a TRA Party from a source other than the Corporate Taxpayer, its Affiliates or its or their respective representatives (provided that such source is not known by such TRA Party to be bound by a legal, contractual or fiduciary confidentiality obligation not to disclose such information) and (iv) the disclosure of information to the extent necessary for a TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any governmental or taxing authority or to prosecute or defend any action, proceeding or audit by any governmental or taxing authority with respect to such returns. Notwithstanding anything to the contrary herein, each TRA Party and each of its respective assignees (and each employee, representative or other agent of such TRA Party or its assignees, as applicable) may disclose to any and all Persons the tax treatment and tax structure of the Corporate Taxpayer, OpCo and their respective Affiliates, and any of their respective transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to such TRA Party relating to such tax treatment and tax structure.

(b) If a TRA Party or an assignee thereof commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, the Corporate Taxpayer shall have the right and remedy to seek to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.13 Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Party reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by the TRA Party upon any Exchange by such TRA Party to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for United States federal income tax purposes or would have other material adverse tax consequences to such TRA Party, then at the election of such TRA Party and to the extent specified by such TRA Party, this Agreement (a) shall cease to have further effect with respect to such TRA Party, (b) shall not apply to an Exchange by such TRA Party occurring after a date specified by such TRA Party or (c) shall otherwise be amended in a manner determined by such TRA Party; provided that such amendment shall not result in an increase in payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

Section 7.14 Independent Nature of TRA Parties’ Rights and Obligations. The obligations of each TRA Party hereunder are several and not joint with the obligations of any other TRA Party, and no TRA Party shall be responsible in any way for the performance of the obligations of any other TRA Party hereunder. The decision of each TRA Party to enter into this Agreement has been made by such TRA Party independently of any other TRA Party. Nothing contained herein, and no action taken by any TRA Party pursuant hereto, shall be deemed to constitute the TRA Parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby and the Corporate Taxpayer acknowledges that the TRA Parties are not acting in concert or as a group, and the Corporate Taxpayer will not assert any such claim, with respect to such obligations or the transactions contemplated hereby.

Section 7.15 TRA Party Representative.

(a) Without further action of any of the Corporate Taxpayer, the TRA Party Representative or any TRA Party, and as partial consideration in respect of the benefits conferred by this Agreement, the TRA Party Representative is hereby irrevocably constituted and appointed as the TRA Party Representative, with full power of substitution, to take any and all actions and make any decisions required or permitted to be taken by the TRA Party Representative under this Agreement.

Annex F-19

(b) If at any time the TRA Party Representative shall incur any out-of-pocket expenses in connection with the exercise of its duties hereunder, upon written notice to the Corporate Taxpayer from the TRA Party Representative of documented costs and expenses (including fees and disbursements of counsel and accountants) incurred by the TRA Party Representative in connection with the performance of its rights or obligations under this Agreement and the taking of any and all actions in connection therewith, the Corporate Taxpayer shall reduce the future payments (if any) due to the TRA Parties hereunder pro rata by the amount of such expenses which it shall instead remit directly to the TRA Party Representative. In connection with the performance of its rights and obligations under this Agreement and the taking of any and all actions in connection therewith, the TRA Party Representative shall not be required to expend any of its own funds (though, for the avoidance of doubt, but without limiting the provisions of this Section 7.15(b), it may do so at any time and from time to time in its sole discretion).

(c) The TRA Party Representative shall not be liable to any TRA Party for any act of the TRA Party Representative arising out of or in connection with the acceptance or administration of its duties under this Agreement, except to the extent any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such TRA Party as a proximate result of the bad faith or willful misconduct of the TRA Party Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of good faith judgment). The TRA Party Representative shall not be liable for, and shall be indemnified by the TRA Parties (on a several but not joint basis) for, any liability, loss, damage, penalty or fine incurred by the TRA Party Representative (and any cost or expense incurred by the TRA Party Representative in connection therewith and herewith and not previously reimbursed pursuant to Section 7.15(b)) arising out of or in connection with the acceptance or administration of its duties under this Agreement, and such liability, loss, damage, penalty, fine, cost or expense shall be treated as an expense subject to reimbursement pursuant to the provisions of Section 7.15(b), except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the proximate result of the bad faith or willful misconduct of the TRA Party Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of good faith judgment); provided, however, in no event shall any TRA Party be obligated to indemnify the TRA Party Representative hereunder for any liability, loss, damage, penalty, fine, cost or expense to the extent (and only to the extent) that the aggregate amount of all liabilities, losses, damages, penalties, fines, costs and expenses indemnified by such TRA Party hereunder is or would be in excess of the aggregate payments under this Agreement actually remitted to such TRA Party.

(d) Subject to Section 7.6(b), a decision, act, consent or instruction of the TRA Party Representative shall constitute a decision of all TRA Parties and shall be final, binding and conclusive upon each TRA Party, and the Corporate Taxpayer may rely upon any decision, act, consent or instruction of the TRA Party Representative as being the decision, act, consent or instruction of each TRA Party. The Corporate Taxpayer is hereby relieved from any liability to any Person for any acts done by the Corporate Taxpayer in accordance with any such decision, act, consent or instruction of the TRA Party Representative.

[Remainder of Page Intentionally Left Blank]

Annex F-20

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

SPREE ACQUISITION CORP. 1 LIMITED
By:	/s/ Steven Greenfield
Name:	Steven Greenfield
Title:	Executive Chairman

[Signature Page to Tax Receivable Agreement]

Annex F-21

TRA PARTY REPRESENTATIVE:
By:	/s/ William M. George
Name:	William M. George

[Signature Page to Tax Receivable Agreement]

Annex F-22

TRA PARTIES
/s/ William M. George
William M. George
YCC3, LLC
By:	/s/ Jamie Campo Longo
Name:	Jamie Campo Longo
Title:	Partner
BBLE, LLC
By:	/s/ Leo Morton
Name:	Leo Morton
Title:	President & COO
WHCWW5 HOLDING, LLC
By:	/s/ Terry Oates
Name:	Terry Oates
Title:	CFO

[Signature Page to Tax Receivable Agreement]

Annex F-23

Annex G

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of October 29, 2022, is made and entered into by and among WHC Worldwide, LLC, a Missouri limited liability company (the “Company”), Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (“SPAC”), and the holders of the Pre-Closing Company Units (as defined in the Business Combination Agreement), each listed on the signature pages hereto as a Member (the “Members”). Except as otherwise specified herein, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, SPAC and the Company are entering into a Business Combination Agreement in substantially the form provided to the Member and is attached hereto as Exhibit A (as may be amended, supplemented, restated or otherwise modified from time to time by the Company and SPAC (the “Business Combination Agreement” and the “SPAC Transaction”, respectively);

WHEREAS, as of the date hereof, the Member is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act of and is entitled to dispose of and vote (including, without limitation, by proxy or power of attorney) Pre-Closing Company Units (as defined in the Business Combination Agreement) set forth on the signature pages hereto (collectively, the “Owned Units”; the Owned Units and any additional Company Units and/or Company Class A Units and/or Company Class B Units (or any securities convertible into or exercisable or exchangeable for Company Units) in which the Member has or acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Units”); and

WHEREAS, in anticipation of, and as a condition and inducement to the willingness of SPAC to enter into the Business Combination Agreement, SPAC, the Company and the Member are entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, SPAC, the Company and the Member hereby agree as follows:

1. Agreement to Vote. Each Member (as to itself and not jointly and severally with the other Members) irrevocably and unconditionally agrees that, at any meeting of the members of the Company (whether annual or special and whether or not an adjourned or postponed meeting) including any class meetings, class votes or class consents, and in connection with any written consent of members of the Company, the Member shall, and shall cause any other holder of record of any of the Member’s Covered Units to: (a) if and when such meeting is held, appear at such meeting (in person or by proxy), and if a quorum is not present, to vote (in person or by proxy) in favor of adjournment of such meeting of the members to a later date, as in accordance with the Company’s charter documents as in effect at such time; (b) vote, in person or by proxy, or validly execute and deliver any written consent with respect to all of the Member’s Covered Units in favor of the Company Required Approval (as defined in the Business Combination Agreement), and any other resolutions in favor of the adoption of the Business Combination Agreement and any other matters necessary or reasonably requested by the Company for consummation of the transactions contemplated under the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement; (c) vote, in person or by proxy, or validly execute and deliver any written consent with respect to all of the Member’s Covered Units against (A) any transaction, action or agreement of any kind (other than the SPAC Transaction) concerning the sale or transfer of (x) all or any material part of the business or assets of the Company or (y) any of the shares or other equity interests or profits of the Company, that would reasonably be expected to (i) frustrate the purposes of, impede, interfere with, delay, postpone or adversely affect the SPAC Transaction (including the consummation thereof), (ii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement, or cause any of the conditions to Closing set forth in the Business Combination Agreement not to be fulfilled or satisfied, or (iii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Member contained in this Agreement and (B) any merger agreement or merger (other than the Business Combination Agreement), consolidation, combination, sale of all or substantially all assets, scheme of arrangement, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company. The agreements and obligations set forth in this Section 1 do not extend to any material amendments to the Business Combination Agreement or the transactions to be consummated thereby.

Annex G-1

2. Proxy. Each Member (as to itself and not jointly and severally with the other Members) hereby irrevocably and unconditionally, to the fullest extent permitted by applicable Law, appoints the Chief Executive Officer of the Company, or any designee of the Company as approved by the managing member of the Company, as the Member’s attorney-in-fact and proxy with full power of substitution, to vote, express consent or dissent and otherwise act (by written consent or otherwise) with respect to the Covered Units, solely on the matters and in the manner specified in Section 1. THE PROXIES AND POWERS OF ATTORNEY GRANTED PURSUANT TO THIS SECTION 2 ARE IRREVOCABLE AND COUPLED WITH AN INTEREST. Each Member (as to itself and not jointly and severally with the other Members) hereby affirms that the irrevocable proxy granted by Member pursuant to this Section 2 is granted in consideration of SPAC considering to enter into this Agreement and the Business Combination Agreement and that such irrevocable proxy is given to secure the performance of the duties of the Member under this Agreement. The proxies and powers of attorney shall not be terminated by any act of the Member or by operation of law, by lack of appropriate power or authority, or by the occurrence of any other event or events and shall be binding upon all successors, assigns, heirs, beneficiaries and legal representatives of the Member. Each Member hereby revokes all other proxies and powers of attorney on the matters specified in this Section 2 with respect to the Covered Units that the Member may have previously appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Member with respect to any Covered Units. All authority herein conferred or agreed to be conferred shall survive the death, bankruptcy or incapacity of the Member and any obligation of the Member under this Agreement shall be binding upon the heirs, personal representatives, and successors of the Member.

3. Termination. This Agreement shall terminate, and no party shall have any further obligations or liabilities under this Agreement, upon the earliest of (i) termination of the Business Combination Agreement in accordance with its terms or (ii) the time this Agreement is terminated upon the mutual written agreement of SPAC, the Company and the Member (the earliest such date under clause (i) and (ii) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 7 to 15 below shall survive the termination of this Agreement; provided further, that termination of this Agreement shall not relieve any party hereto from any liability for any willful breach of, or actual fraud in connection with, this Agreement prior to such termination.

4. Representations and Warranties of the Member. Each Member hereby represents and warrants to the Company and SPAC as to itself (and not jointly and severally with the other Members) that: (i) as of the date hereof and as of the Closing, that the Member has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and (ii) this Agreement constitutes valid and binding obligation of the Member, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

5. Each Member (as to itself and not jointly and severally with the other Members) hereby agrees not to, directly or indirectly, prior to the Termination Date, except in connection with the consummation of the transactions contemplated under the Business Combination Agreement, (i) sell, transfer, encumber, assign or otherwise dispose of, either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including profit sharing arrangement) with respect to the Transfer of any of the Member’s Covered Units; (ii) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of any Covered Units), or enter into any other agreement, with respect to any Covered Units (in each case, other than the Proxy granted to the Company in accordance with this Agreement); (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii); or (iv) take any action that would make any representation or warranty of the Member contained herein untrue or incorrect or have the effect of preventing, disabling or delaying the Member from performing its obligations under this Agreement.

6. Further Assurances, Instruments and Efforts. From time to time, at SPAC’s or Company’s request and without further consideration, each Member (as to itself and not jointly and severally with the other Members) shall execute and deliver such additional documents[1] and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement and by the Business Combination Agreement, and each Member (as to itself and not jointly and severally with the other Members) shall use its commercially reasonable efforts, and shall reasonably cooperate with the Company and SPAC, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the SPAC Transaction (including the delivery of any information required for all applicable notices and filings and for the receipt of all applicable consents of governmental authorities and third parties) and to comply as promptly

Annex G-2

as practicable with all requirements of governmental authorities applicable to the SPAC Transaction, including any regulatory application or filing required or advisable in connection with the SPAC Transaction (including filings with the SEC or NYSE). Each Member (as to itself and not jointly and severally with the other Members) further agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any action or claim, derivative or otherwise, against SPAC, the Company or any of their respective Affiliates, successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Business Combination Agreement or the consummation of the transactions contemplated hereby and thereby.

7. Disclosure. Each Member (as to itself and not jointly and severally with the other Members) hereby authorizes the Company and SPAC to publish and disclose in any announcement or disclosure required by the SEC (or as otherwise required by any applicable securities laws or any other securities authorities), or include in any document or information required to be filed with or furnished to the SEC or NYSE, the Member’s identity and ownership of the Covered Units and the nature of the Member’s obligations under this Agreement and, if deemed appropriate by the Company or SPAC, a copy of this Agreement.

8. Confidentiality. Each Member (as to itself and not jointly and severally with the other Members) (including its affiliates, directors, partners, officers, investors, employees and agents) agrees, except as required by law, to retain in strict confidence all non-public information related to the existence and terms of this Agreement, the negotiations between the Company and SPAC, any information related to the Business Combination Agreement and the SPAC Transaction and all nonpublic information related to SPAC and the SPAC identity, and further agree that it will not disclose to any third party, or permit the use or disclosure to any third party of such information or any information obtained from or revealed hereunder.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by SPAC, the Company and each of the Members. Any party to this Agreement may, at any time prior to the Termination Date, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by this Section 9 or Section 10 as applicable.

10. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

11. Notices. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or If to the Member, to such address indicated on the Company’s records with respect to the Member or to such other address or addresses as the Member may from time to time designate in writing, or 48 hours after being deposited in the mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address listed on the signature page, as subsequently modified by written notice.

12. Governing Law and Jurisdiction. Sections 8.5, 8.15, 8.16 and 8.17 of the Business Combination Agreement are hereby incorporated by reference, mutadis mutandis.

13. Assignment; Successors. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 13 shall be null and void, ab initio.

14. Counterparts. This Agreement and any amendment hereto may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any amendment hereto by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any amendment hereto.

Annex G-3

15. Trust Account Waiver. Each Member agrees (as to itself and not jointly and severally with the other Members), acknowledges and represents that it understands that SPAC has established its trust account (the “Trust Account”) for the benefit of the public shareholders and that SPAC may disburse monies from the Trust Account only: (A) to the public shareholders in the event of the conversion of their shares upon consummation of a business combination or amendment to SPAC’s charter documents relating to pre-business combination activity, (B) to the public shareholders in connection with SPAC’s liquidation in the event SPAC is unable to consummate a business combination within the required time period or (C) to SPAC concurrently with, or after it consummates a business combination, and (ii) agrees that it does not have any right, title, interest or claim of any kind in or to any monies of the Trust Account (“Claim”) and waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC and will not seek recourse against the Trust Account for any reason whatsoever.

[The remainder of this page is intentionally left blank]

Annex G-4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Spree Acquisition Corp. 1 Limited
By:	/s/ Steven Greenfield
	Name:	Steven Greenfield
	Title:	Executive Chairman
WHC Worldwide, LLC
By:	/s/ William M. George
	Name:	William M. George
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

Annex G-5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

/s/ William M. George
William M. George
72 Class A Units
YCC3, LLC
By:	/s/ Jamie Campolongo
Name:	Jamie Campolongo
Title:	Partner
15 Class A Units
BBLE, LLC
By:	/s/ Leo Morton
Name:	Leo Morton
Title:	President & COO
8 Class B Units
WHCWW5 HOLDING, LLC
By:	/s/ Terry Oates
Name:	Terry Oates
Title:	CFO
5 Class A Units

[Signature Page to Support Agreement]

Annex G-6

EXHIBIT A

Form of Business Combination Agreement

Annex G-7

Annex H

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”) is entered into as of October 29, 2022, by and among WHC Worldwide, LLC, a Missouri limited liability company (the “Company”), Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (“Spree”), Spree Operandi LP, a Cayman Islands exempted limited partnership and its wholly-owned subsidiary, Spree Operandi U.S. LP, a Delaware limited partnership (the “Spree Sponsor”), each of Messrs. Eran (Rani) Plaut, Nir Sasson, Shay Kronfeld, Joachim Drees, Steven Greenfield, David Riemenschneider and Philipp von Hagen (collectively, the “Insiders”) and, solely for purposes of amending the Sponsor Letter (as defined below), each of Steven Greenfield and Shay Kronfeld (collectively, the “Officers”). Each of the Company, Spree, the Spree Sponsor and each of the Insiders are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Each of the Spree Sponsor and each of the Insiders are sometimes referred to herein individually as a “Shareholder.” Except as otherwise specified herein, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, Spree and the Company entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, the Business Combination Agreement contemplates that, on the terms and subject to the conditions therein, on the Closing Date, Spree will acquire certain equity interests and equity-linked securities of the Company, with Spree becoming the sole managing member of the Company (collectively, and together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents, the “Transactions”);

WHEREAS, reference is hereby made to the following Contracts (collectively, the “Affected Agreements”):

(A) that certain Letter Agreement dated December 15, 2021 and delivered by the Spree Sponsor, and the Insiders to Spree (the “Sponsor Letter”);

(B) that certain Warrant Agreement dated December 15, 2021 between Spree and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent” and, such agreement, the “Warrant Agreement”); and

(C) that certain Registration Rights Agreement dated December 15, 2021 by and among Spree, the Spree Sponsor and certain other equityholders named therein;

WHEREAS, as of the date hereof, each Shareholder, in its respective capacity as such, is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of (i) Pre-Closing Spree Class A Shares, (ii) private placement warrants (the “Warrants”) to purchase an aggregate number of Pre-Closing Spree Class A Shares and/or (iii) Pre-Closing Spree Class B Shares, in each case, set forth on Exhibit A attached hereto opposite such person’s name on such Exhibit (collectively, with respect to each Shareholder, the “Subject Securities”);

WHEREAS, as part of the Transactions, each of the Pre-Closing Spree Class B Shares will be converted into one Pre-Closing Spree Class A Share and, subsequently, into one Post-Closing Spree Class A Share;

WHEREAS, in connection with the Transactions, at the Closing, the Investor Rights Agreement, entered into on October 29, 2022, by and among Spree, the Company, each of the Shareholders and certain other parties set forth therein, will become effective;

WHEREAS, in consideration for the benefits to be received by the Spree Sponsor and each of the Insiders under the terms of the Business Combination Agreement and as a material inducement to the Company and Spree agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Spree Sponsor and each of the Insiders agrees to enter into this Agreement and to be bound by the applicable agreements, covenants and obligations contained in this Agreement; and

Annex H-1

WHEREAS, the Parties acknowledge and agree that the Company and Spree would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without each of the Shareholders entering into this Agreement and agreeing to be bound by the applicable agreements, covenants and obligations contained in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties and, solely for purposes of amending the Sponsor Letter, the Officers, each intending to be legally bound, hereby agree as follows:

1. Sponsor Letter. The Company, Spree, the Spree Sponsor, each Insider and each Officer hereby agree as follows:

(a) The Sponsor Letter provides in Section 1 thereof for certain requirements of the Spree Sponsor, and the Insiders in respect of a Business Combination (in each case, as defined therein), including in respect of voting all Founder Shares and Private Placement Shares (in each case, as defined therein) beneficially owned by the Spree Sponsor and by the Insiders (the “Shares”), as applicable, in favor of such Business Combination and forgoing redemption rights in respect thereof. The Transactions constitute a Business Combination for purposes of the Sponsor Letter and the Spree Sponsor, and each Insider will comply with its, his or her respective obligations under Section 1 of the Sponsor Letter. In furtherance of such obligations, and without limiting the prior sentence, each Shareholder agrees, that prior to the Expiration Date (as defined below), at any meeting of Spree’s shareholders or any adjournment or postponement thereof, or in connection with any written consent of Spree’s shareholders, with respect to the Transactions, such Shareholder shall:

(i) not form a group (as defined in Rule 13(d)(3) under the Exchange Act) to vote against any directors nominated by the Company (or the Pre-Closing Company Members);

(ii) vote (or cause to be voted) or deliver a written consent (or cause a written consent to be delivered), in such person’s capacity as a shareholder, covering all of the Shares that such Shareholder shall be entitled to so vote: (A) in favor of adoption and approval of the Business Combination Agreement, the Transactions and any other proposals recommended by Spree’s board of directors in connection with the Transaction as to which shareholders of Spree are called upon to vote or consent to; (B) against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Spree or its Affiliates under the Business Combination Agreement or that would reasonably be expected to result in any of the conditions to Spree’s or any of its Affiliates’ obligations under the Business Combination Agreement not being fulfilled; (C) against any Spree Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Transactions and (D) in favor of the directors nominated or designated by the Company (or the Pre-Closing Company Members);

(iii) attend such meeting or otherwise cause all Shares to be counted as present thereat for purposes of calculating a quorum;

(iv) waive any applicable adjustment to the conversion ratio set forth in the Governing Documents of Spree or any other applicable anti-dilution or similar protections with respect to the Pre-Closing Spree Class B Shares held by it (whether resulting from the transactions contemplated by the PIPE Subscription Agreements or otherwise such that the Pre-Closing Spree Class B Shares will convert into Post-Closing Spree Class A Shares on a 1:1 basis) in order to effect the Spree Share Conversion upon Closing; and
Annex H-2

(v) at the option of the Company, Spree Sponsor and each Insider as applicable shall cancel any Pre-Closing Spree Warrants held by it in a manner proportionate to the extent of any Spree Shareholder Redemptions from the Trust Account that cause the aggregate cash proceeds from the Trust Account to be less than $50 million.

The Shareholders shall not take or commit or agree to take any action inconsistent with the foregoing.

(b) The Sponsor and each Insider hereby further waives any redemption rights with respect to its Shares it, he or she may have in connection with the consummation of the transactions to be consummated by the Business Combination Agreement, including, without limitation, any such rights available in the context of a shareholder vote to approve the Business Combination Agreement or in the context of a tender offer made by the Company to purchase Pre-Closing Class A Shares.

(c) Section 6 of the Sponsor Letter is hereby amended and restated to provide in its entirety as follows:

“[Reserved].”

For the avoidance of doubt, if the Business Combination Agreement is terminated in accordance with its terms, then this clause (b) (and the amendment and restatement contemplated by this clause (b)) shall be of no further force and effect and Section 6 of the Sponsor Letter shall be reinstated and effective from and after such time.

(d) As used herein, “Expiration Date” means the earliest to occur of (i) the Closing, (ii) such date and time as the Business Combination Agreement shall be terminated in accordance with its terms, and (iii) upon the mutual written agreement of the Parties.

2. Anti-Dilution Adjustment Waiver. Subject to, and conditioned upon the occurrence of and effective as of immediately prior to the Closing, the Spree Sponsor, which is the holder of at least a majority of the outstanding Pre-Closing Spree Class B Shares as of the date hereof, hereby waives on behalf of the holders of all Pre-Closing Spree Class B Shares, pursuant to and in compliance with Spree’s Governing Documents, any adjustment to the conversion ratio set forth therein, and any rights to other anti-dilution protections with respect to the Pre-Closing Spree Class B Shares, that may result from the PIPE Financing and/or the consummation of the Transactions.

3. Spree Expenses. No later than three Business Days prior to the Closing, Spree shall deliver to the Company a reasonably detailed calculation of the Spree Expenses, along with reasonably detailed supporting documentation. To the extent such Unpaid Spree Expenses exceeds the difference between $25,000,000 and the Unpaid Company Expenses that are specified in Schedule I of the Business Combination Agreement and attributable to the Company (such excess Spree Expenses, the “Excess Spree Expenses”), the Spree Sponsor shall pay or cause to be paid to the Company such Excess Spree Expenses either, at its option (a) in cash by wire transfer of immediately available funds, pursuant to written wire instructions provided by the Company no later than two Business Days prior to the Closing, (b) by surrendering Shares beneficially owned by the Spree Sponsor to Spree for cancellation (with each Share valued at $10.00 per share for such purposes) or (c) by a combination of cash or surrendered Shares as provided in clauses (a) and (b).

4. Other Covenants and Agreements.

(a) Each Shareholder hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality and Access to Information) and 5.4 (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties thereto, as if such Shareholder is directly a party thereto, and (ii) Section 5.7 (Spree Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to Spree, as if such Shareholder is directly party thereto.

(b) If applicable, prior to the Closing, each Shareholder hereby agrees to as promptly as practicable execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or reasonably advisable, in each case, as mutually reasonably determined and agreed to by

Annex H-3

Spree and the Company (such determination and agreement not to be unreasonably withheld, conditioned or delayed by either Spree or the Company), in connection with, or otherwise in furtherance of, the transactions and the other covenants and agreements contemplated by the Business Combination Agreement or this Agreement (provided, however, that in no event shall any Shareholder be obligated to take, approve or consent to any action that would result in any adverse economic or other material change to the Business Combination Agreement, this Agreement or any other Ancillary Document to which he, she or it is or will be a party). If applicable, from and after the Closing, the Spree Sponsor and the Company each hereby agrees to as promptly as practicable execute and deliver execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be reasonably necessary to effectuate the purpose of the covenants and agreements of this Agreement that survive the Closing. Notwithstanding the foregoing, no Shareholder or the Company shall be required to provide any information that is, based on the advice of outside counsel, subject to legal privilege.

(c) Each Shareholder acknowledges and agrees that Spree and the Company are entering into the Business Combination Agreement in reliance upon such Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the applicable agreements, covenants and obligations contained in this Agreement and, but for each Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the applicable agreements, covenants and obligations contained in this Agreement, Spree and the Company would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.

5. Shareholder Representations and Warranties. Each Shareholder represents and warrants, as of the date hereof, solely with respect to himself, herself or itself, and not on behalf of any other Shareholder, to the Company and Spree as follows:

(a) The Shareholder (if not an individual) is a corporation, company, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation, incorporated or organization (as applicable).

(b) The Shareholder (if not an individual) has the requisite corporate, limited liability company or other similar power and authority and, if the Shareholder is an individual, legal capacity to execute and deliver this Agreement, to perform his, her or its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate or other action on the part of the Shareholder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid, legal and binding agreement of the Shareholder (assuming that this Agreement is duly authorized, executed and delivered by the other parties hereto), enforceable against the Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Shareholder with respect to the Shareholder’s execution, delivery or performance of his, her or its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for (i) any filings with the SEC related to his, her or its ownership of Equity Securities of Spree or the transactions contemplated by the Business Combination Agreement, this Agreement or any other Ancillary Documents to which he, she or it is a party, or (ii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.

Annex H-4

(d) None of the execution or delivery of this Agreement by the Shareholder, the performance by the Shareholder of any of his, her or its covenants, agreements or obligations under this Agreement or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) if the Shareholder is not an individual, result in any breach of any provision of the Shareholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Shareholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Shareholder or any of his, her or its properties or assets are bound or (iv) other than the restrictions contemplated by this Agreement, the Business Combination Agreement or any other Ancillary Document to which such Shareholder is or will be a party, result in the creation of any Lien upon the Subject Securities (other than as expressly provided under this Agreement), except, in the case of any of clauses (ii) and (iii) above, as would not reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.

(e) The Shareholder is, as of the date hereof, the record and beneficial owner of the Subject Securities as set forth on Exhibit A hereto. The Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Securities set forth on Exhibit A hereto as of the date hereof. Except for this Agreement, the Business Combination Agreement, the other Ancillary Documents to which he, she or it is or will be a party, the Affected Agreements and the Governing Documents of Spree, the Shareholder is not party to or bound by (i) any option, warrant, purchase right or other Contract that would reasonably be expected (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) to require the Shareholder to Transfer any of the Subject Securities or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject Securities, in the case of either clause (i) or (ii), that would reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.

(f) There is no Proceeding pending or, to the Shareholder’s knowledge, threatened against or involving the Shareholder or any of his, her or its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g) The Shareholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Company and the Transactions as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Transactions.

(h) In entering into this Agreement, the Shareholder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth herein and no other representations or warranties of Spree, the Company or any other Person, either express or implied, and the Shareholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement, none of Spree, the Company or any other Person makes or has made any representation or warranty, either express or implied, to the Shareholder in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.

6. Company and Spree Acknowledgement. In entering into this Agreement, the Business Combination Agreement and the other Ancillary Documents to which it is or will be a party, neither of the Company nor Spree have relied on any representations or warranties of any Shareholder, either express or implied, except for the representations and warranties of the Shareholders expressly set forth in this Agreement or in such other Ancillary Documents to which such Shareholders is or will be a party and to which Spree or the Company, as applicable, is or will be a party.

Annex H-5

7. Transfer of Subject Securities. From and after the date hereof and until the earlier of (a) the termination of this Agreement in accordance with its terms and (b) the Closing, each Shareholder agrees not to (i) Transfer (as defined in the Sponsor Letter) any of the Subject Securities, (ii) enter into (A) any option, warrant, purchase right, or other Contract that would reasonably be expected (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) to require the Shareholder to Transfer the Subject Securities or (B) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Securities, or (iii) take any actions in furtherance of any of the matters described in the foregoing clauses (i) or (ii); provided, that, notwithstanding any other provision of this Agreement to the contrary, each Shareholder shall be permitted to make transfers to its Affiliates and limited partners, or its or their Affiliates, members or limited partners, so long as (x) prior to any such transfer, such Shareholder shall deliver a written notice of such Transfer to the Company and, (y) as a condition to any such transfer, such permitted transferee shall execute a joinder and acknowledgement reasonably satisfactory to the Company agreeing to be bound by and made a party to this Agreement; provided, further, that, any such transfer shall not relieve, discharge or otherwise modify the obligations of such Shareholder under this Agreement.

8. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party or Officer, and be void ab initio, upon the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties or Officers shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (a) the termination of this Agreement shall not affect any Liability on the part of any Party or Officer for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (b) Section 4, this Section 8 and the representations and warranties set forth in Sections 5(g) and (h) shall each survive any termination of this Agreement, and (c) Sections 9 through 17 shall survive any termination of this Agreement. For purposes of this Agreement, (x) “Willful Breach” means a material breach of this Agreement that is a consequence of an act or a failure to act by the breaching Party or Officer with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (i) a false or incorrect representation or warranty expressly made by such Party in this Agreement, (ii) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (iii) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (iv) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, entering into this Agreement, and (v) another Party suffering damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

9. No Other Capacity. Notwithstanding anything in this Agreement to the contrary, (a) no Shareholder makes any agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder and beneficial owner of the Subject Securities (i.e., if such Shareholder is an individual, not in such Shareholder’s capacity as a director, officer or employee of Spree); and (b) nothing herein will be construed to limit or affect any action or inaction by (i) an Insider or (ii) in the case of the Spree Sponsor, any representative of the Spree Sponsor serving as a member of the board of directors of Spree or as an officer, employee or fiduciary of Spree, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of Spree (which such actions shall be governed by the Business Combination Agreement or such other Ancillary Agreements applicable to action or inaction taken in such capacity).

Annex H-6

10. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(i) If to Spree, to:

Spree Acquisition Corp. 1 Limited
1922 Wildwood PL NE
Atlanta GA, 30324, USA
Attn.: Chairman of the Board
Email: sg@spree1.com

with a copy (which shall not constitute notice) to:

Meitar Law Offices
16 Abba Hillel Rd.
Ramat Gan 5250608, Israel
Attn.: David Chertok
Email: dchertok@meitar.com

and

McDermott Will & Emery LLP
One Vanderbilt Ave.
New York, NY 10017
Attn: Mark Selinger
Email: mselinger@mwe.com

(ii) If to the Company, to:

WHC Worldwide, LLC
1300 Lydia Ave.
Kansas City, MO, 64106
Attn.: Chief Executive Officer
Email: wmgeorge@ztrip.com

with copies (which shall not constitute notice) to:

Stinson LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106
Attn.: Jack Bowling & Stephen Quinlivan
Email: jack.bowling@stinson.com
stephen.quinlivan@stinson.com

(iii) if to an Insider or an Officer, to the address on the Insider’s or Officer’s respective signature page hereto;

or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Annex H-7

11. Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein (including the Ancillary Documents) constitute the entire agreement of the Parties and Officers with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties and Officers with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement. In the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Affected Agreement, this Agreement shall control with respect to the subject matter thereof.

12. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Shareholders, the Company and Spree. Notwithstanding the foregoing, no failure or delay by any Party or Officer, as applicable, in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by a Shareholder or the Company without Spree’s prior written consent (to be withheld or given in its sole discretion) or by Spree or a Shareholder without the Company’s prior written consent (to be withheld or given in its sole discretion). Any attempted assignment of this Agreement not in accordance with the terms of this Section 12 shall be null and void ab initio.

13. Fees and Expenses. Except, in the case of Spree and the Company, as otherwise expressly set forth in the Business Combination Agreement, and without limitation to Section 3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided, that, any such reasonable and documented fees and expenses incurred by the Shareholders in connection with this Agreement and the transactions contemplated hereby on or prior to the Closing shall be deemed to be fees and expenses of Spree or the Spree Sponsor, as applicable.

14. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to, or shall be deemed to, create a joint venture.

15. Miscellaneous. Sections 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

16. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in the Company, any Company Affiliated Party, or any Spree Affiliated Party any direct or indirect ownership or incidents of ownership of or with respect to the Subject Securities. All rights, ownership and economic benefits of and relating to the Subject Securities shall remain vested in and belong to each Shareholder, and the Company and Spree (and each other Company Affiliated Party and Spree Affiliated Party) shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct any Shareholder in the voting of any of the Subject Securities, except as otherwise expressly provided herein with respect to the Subject Securities. Except as otherwise set forth in Section 1, no Shareholder shall be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the stockholders of Spree.

17. No Recourse. Except for claims pursuant to the Business Combination Agreement or any Ancillary Document by any party(ies) thereto against any other party(ies) on the terms and subject to the conditions therein, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Person that is not a Party, and (b) without limiting the generality of the foregoing, no Person that is not a Party shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be

Annex H-8

made in connection herewith, except as expressly provided herein. Notwithstanding anything to the contrary in this Agreement, (i) in no event shall any Shareholder have any obligations or Liabilities related to or arising out of the covenants, agreements, obligations, representations or warranties of any other Shareholder under this Agreement (including related to or arising out of the breach of any such covenant, agreement, obligation, representation or warranty by any other Shareholder), and (ii) in no event shall Spree have any obligations or Liabilities related to or arising out of the covenants, agreements, obligations, representations or warrants of any Shareholder under this Agreement (including related to or arising out of any breach of any such covenant, agreement, obligation, representation or warranty by any such Shareholder).

18. Non-Survival. The representations, warranties, agreements and covenants in this Agreement shall terminate at the Closing, except for those covenants and agreements in this Agreement that, by their terms, expressly contemplate performance or survival after the Closing (including, without limitation, Sections 1(b), 2, 3, 4(a), and 8 through and including 18) which covenants and agreements shall so survive the Closing in accordance with their terms; provided that the foregoing shall not limit any Party’s rights in the event of another Party’s Willful Breach of any agreement and covenant set forth in Section 8 prior to the Closing.

[Signature pages follow.]

Annex H-9

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

WHC WORLDWIDE, LLC
By:	/s/ William M. George
Name:	William M. George
Title:	Chief Executive Officer

Annex H-10

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

SPREE ACQUISITION CORP. 1 LIMITED
By:	/s/ Steven Greenfield
Name:	Steven Greenfield
Title:	Chairman of the Board

Annex H-11

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

OFFICERS
/s/ Steven Greenfield
Name:	Steven Greenfield
Address:

Annex H-12

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

OFFICERS
/s/ Shay Kronfeld
Name:	Shay Kronfeld
Address:

Annex H-13

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ Eran (Rani) Plaut
Name:	Eran (Rani) Plaut
Address:

Annex H-14

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ Nir Sasson
Name:	Nir Sasson
Address:

Annex H-15

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ Shay Kronfeld
Name:	Shay Kronfeld
Address:

Annex H-16

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ Joachim Drees
Name:	Joachim Drees
Address:

Annex H-17

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ Steven Greenfield
Name:	Steven Greenfield
Address:

Annex H-18

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ David Riemenscheider
Name:	David Riemenschneider
Address:

Annex H-19

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ Phillip von Hagen
Name:	Philip von Hagen
Address:

Annex H-20

EXHIBIT A

Subject Securities

Shareholders	Pre-Closing Spree Class A Shares	Pre-Closing Spree Class B Shares	Pre-Closing Spree Warrants
Spree Operandi, LP	945,715	5,000,000	472,858
Total	945,715	5,000,000	472,858

Annex H-21

Annex I

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of October 29, 2022, by and among Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (the “Company”), Spree Operandi LP, a Cayman Islands exempted limited partnership (“Spree Sponsor”), and William M. George, a holder of Class B Units of WHC Worldwide, LLC, a Missouri limited liability company (the “WMG Holder”). Each of the WMG Holder, Spree Sponsor, and any of their respective permitted assigns, are referred to herein as a “Stockholder”. Any capitalized term used but not defined herein shall have the meaning ascribed to it in the Business Combination Agreement. This Agreement shall become effective at the Closing of the Business Combination Agreement. Following the Closing, “Company” shall mean WHC Worldwide, Inc., a Delaware corporation.

WHEREAS, (i) pursuant to the Business Combination Agreement, the WMG Holder is entitled to designate four (4) individuals, two of whom will be a Class I director and two of whom will be a Class II director, to serve as members of the board of directors of the Company (the “Board”) at the Effective Time (the “Initial WMG Holder Designees”) and (ii) from and after the Effective Time, the parties hereto desire to provide the WMG Holder certain ongoing director nomination rights, in each case, on the terms and conditions set forth herein; and

WHEREAS, (i) pursuant to the Business Combination Agreement, Spree Sponsor is entitled to designate one (1) individual to serve as a Class III director of the Board at the Effective Time (the “Initial Spree Sponsor Designee”) and (ii) from and after the Effective Time, the parties hereto desire to provide Spree Sponsor certain ongoing director nomination rights, in each case, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Board of Directors.

(a) WMG Holder Designees.

(i) From and after the Effective Time and until the WMG 15% Stockholder Termination Event shall have occurred, the WMG Holder shall have the right to designate two (2) Designees to be appointed or nominated, as the case may be, as a Class I director of the Board and two (2) Designees to be appointed or nominated, as the case may be, as Class II directors of the Board (or, if the Board does not contain classes, four (4) individuals to be appointed or nominated, as the case may be, to the Board), in connection with any meeting of the stockholders of the Company called (or written consent of the stockholders) with respect to the election of such Directors classes, and the Company shall, as promptly as practicable, take all necessary and reasonably desirable actions within its control (including, without limitation, nominating such Designees as a Director, calling special meetings of the Board and the stockholders of the Company and recommending, supporting and soliciting proxies in favor of such Designees); and

(ii) From and after the time that a WMG 15% Stockholder Termination Event has occurred and until the WMG 5% Stockholder Termination Event shall have occurred, the WMG Holder shall have the right to designate one (1) Designee to be appointed or nominated, as the case may be, as a Class I director of the Board and one (1) Designee to be appointed or nominated, as the case may be, as a Class II director of the Board (or, if the Board does not contain classes, two (2) WMG Holder Designees serving as a member of the Board), in connection with any meeting of the stockholders of the Company called (or written consent of the stockholders) with respect to the election of Directors, and the Company shall, as promptly as practicable, take all necessary and reasonably desirable actions within its control (including, without limitation, nominating such Designee as a Director, calling special meetings of the Board and the stockholders of the Company and recommending, supporting and soliciting proxies in favor of such Designee).

(iii) If (A) a vacancy on the Board occurs because of the death, disability, disqualification, resignation or removal of a WMG Holder Director and (B) the WMG Holder shall have the right to designate such Director seat pursuant to this Agreement, then the WMG Holder shall be entitled to designate a Designee to replace the WMG Holder Director that vacated the Board due to death, disability, disqualification, resignation or removal, and the Company will, within ten (10) Business Days of such designation of such Designee, take all necessary and

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reasonably desirable actions within its control such that such vacancy shall be filled with such replacement Designee. Notwithstanding anything to the contrary, any Director position vacated by a WMG Holder Director because of such Director’s death, disability, disqualification, resignation or removal shall not be filled pending any such designation and appointment by the WMG Holder unless the WMG Holder fails to designate a Designee within thirty (30) days after receipt of written notice from the Company notifying them that such vacancy has occurred, in which case after such thirty- (30-) day period, the Company may nominate or appoint a designee who may serve as a Director only until the WMG Holder designates a Designee in accordance with the terms hereof (provided that the Company may, in its discretion, fill such vacant Director seat and instead increase the size of the Board and appoint such Designee to fill the vacant Director resulting from such increase in the size of the Board, with, if the Board has classes as of such time, such Designee being in the same class of Directors that the WMG Holder would have been entitled to fill).

(b) Spree Sponsor Designee.

(i) From and after the Effective Time and until the Spree Stockholder Termination Event shall have occurred, Spree Sponsor shall have the right to designate one (1) Designee to be appointed or nominated, as the case may be, as a Class III director of the Board (or, if the Board does not contain classes, one (1) Spree Sponsor Designee to be appointed or nominated, as the case may be, to the Board), in connection with any meeting of the stockholders of the Company called (or written consent of the stockholders) with respect to the election of such Director class, and the Company shall, as promptly as practicable, take all necessary and reasonably desirable actions within its control (including, without limitation, nominating such Designee as a Director, calling special meetings of the Board and the stockholders of the Company and recommending, supporting and soliciting proxies in favor of such Designees).

(ii) If (i) a vacancy on the Board occurs because of the death, disability, disqualification, resignation or removal of the Spree Sponsor Director and (ii) Spree Sponsor has the right to designate such Director seat pursuant to this Agreement, then Spree Sponsor shall be entitled to designate a Designee to replace the Spree Sponsor Director that vacated the Board due to death, disability, disqualification, resignation or removal, and the Company will, within ten (10) Business Days of such designation of such Designee, take all necessary and reasonably desirable actions within its control such that such vacancy shall be filled with such replacement Designee. Notwithstanding anything to the contrary, the Director position vacated by the Spree Sponsor Director because of such Director’s death, disability, disqualification, resignation or removal, shall not be filled pending any such designation and appointment by Spree Sponsor unless Spree Sponsor fails to designate a Designee within thirty (30) days after receipt of written notice from the Company notifying it that such vacancy has occurred, in which case after such thirty- (30-) day period, the Company may nominate or appoint a designee who may serve as a Director only until, subject to no Spree Stockholder Termination Event having occurred as of such time, Spree Sponsor designates a Designee in accordance with the terms hereof (provided that the Company may, in its discretion, fill such vacant Director seat and instead increase the size of the Board and appoint such Designee to fill the vacant Director resulting from such increase in the size of the Board, with, if the Board has classes as of such time, such Designee being in the same class of Directors that he or she would have been entitled to fill).

(c) If a Designee is entitled to serve on the Board pursuant to Section 1(a) or Section 1(b), the Company shall take all necessary and reasonably desirable actions within its control in connection with the nomination, appointment, election or re-election of such Designee, as the case may be, to ensure that (i) the Designee is included in the Board’s slate of nominees to the stockholders of the Company for the applicable election of Directors and (ii) the Designee is included in the proxy statement prepared by management of the Company in connection with soliciting proxies for the applicable meeting of the stockholders of the Company called with respect to the election of the applicable class of Directors, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to the applicable election of the applicable class of Directors.

(d) If a Designee entitled to serve on the Board pursuant to Section 1(a) or Section 1(b) is not elected or appointed because of such Designee’s death, disability, disqualification, withdrawal as a nominee for election to the Board or for any other reason (and such Designee is not replaced as a Designee pursuant to the applicable terms of Section 1(a) or Section 1(b) above), (i) the applicable Stockholder(s) shall, for so long as such Stockholder is entitled to appoint or nominate such Designee pursuant to Section 1(a) or Section 1(b), be entitled to promptly designate a replacement Designee, and (ii) the Company will, within ten (10) Business Days of such

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designation, take all necessary and reasonably desirable actions within its control such that such replacement Designee is elected or appointed as a Director of the Company. Notwithstanding anything to the contrary, the Director position for which such original Designee was designated shall not be filled pending such designation and appointment or election, as applicable, unless the applicable Stockholder(s) shall fail to designate such replacement Designee within thirty (30) days after receipt of written notice from the Company notifying such Stockholder that such Designee was not elected, and after such thirty (30) day period, the Company may appoint or nominate, as the case may be, a successor designee who may serve as a Director only, subject to no applicable Stockholder Termination Event having occurred, until the applicable Stockholder(s) shall designate a replacement Designee in accordance with the terms hereof (provided that the Company may, in its discretion, fill such vacant Director seat and instead increase the size of the Board and appoint such Designee to fill the vacant Director resulting from such increase in the size of the Board, with, if the Board has classes as of such time, such Designee being in the same class of Directors that he or she would have been entitled to fill).

(e) In accordance with the By-laws, the Company may from time to time by resolution establish and maintain one or more committees of the Board, with each committee to consist of one (1) or more Directors. To the extent feasible, the Company shall notify Spree Sponsor and the WMG Holder in writing of any new committee of the Board to be established at least fifteen (15) days prior to the effective establishment of such committee. If requested by Spree Sponsor or the WMG Holder, the Company shall take all necessary steps to cause at least (1) Stockholder Director as requested by Spree Sponsor and the remaining Stockholder Directors as requested by the WMG Holder to each be appointed as a member of each such committee of the Board unless such designation would violate any legal restriction on such committee’s composition or the rules and regulations of any applicable exchange on which the Company’s securities may be listed; provided, that the foregoing sentence shall not apply, with respect to any Stockholder, to any special committee of the Board established specifically for the purpose of evaluating a transaction or other corporate action involving such Stockholder or to the extent the appointment of such individual to such committee would, as reasonably determined by the Company, result in any other conflict or potential conflict of interest.

(f) From and after the Effective Time, (i) until a WMG 5% Stockholder Termination Event occurs, the Company shall take all necessary and reasonably desirable actions within its control to cause two (2) WMG Holder Directors as requested in writing by the WMG Holder to be appointed as a member of the compensation committee, the audit committee or the nominating committee of the Board and (ii) until the Spree Stockholder Termination Event occurs the Company shall take all necessary or reasonably desirable actions within its control to cause one (1) Spree Sponsor Director as requested in writing by Spree Sponsor to be appointed as a member the compensation committee, the audit committee or the nominating committee of the Board, unless in the case of any request made pursuant to clause (i) or (ii) above, such designation would violate any legal restriction on such committee’s composition or the rules and regulations of NYSE or any other any applicable exchange on which the Company’s securities may be listed.

(g) The Company shall pay all reasonable, documented and out-of-pocket expenses incurred by each Stockholder Director in connection with his or her service as a Director or as a member of the board of directors (or other similar governing body) of any Subsidiary of the Company, including, but not limited to, attending meetings or events attended on behalf of the Company at the Company’s request.

(h) The Company shall, for so long as any Designee serves as a Director, maintain directors’ and officers’ liability insurance in an amount determined by the Board to be reasonable and customary; provided, that upon such Stockholder Director ceasing to serve as a Director for any reason, the Company shall take all actions reasonably necessary to extend such directors’ and officers’ liability insurance coverage with respect to such Stockholder Director for a period of not less than six (6) years from the time at which such director ceases to serve as a Director in respect of any act or omission of such Stockholder Director occurring at or prior to such cessation of service.

(i) For so long as any Stockholder Director serves as a Director, the Company (i) shall provide such Stockholder Director with the same expense reimbursement, benefits, indemnity, exculpation and other arrangements provided to the other Directors; provided, that any Stockholder Director who is also an employee of the applicable Stockholder (or its Affiliates) may elect not to receive any standard director fees paid by the Company to Directors, and (ii) shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Stockholder Director as and to the extent consistent with applicable law, including, but not limited to, Article 9

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of the Certificate of Incorporation and Article VII of the By-laws (whether such right is contained in the Certificate of Incorporation, the By-laws or another document), (except to the extent such amendment or alteration permits the Company to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto).

(j) Any Designee will be subject to the Company’s customary due diligence process, including its review of a completed questionnaire and a background check, consistent with the Company’s corporate governance policies as in effect at the applicable time. Based on the foregoing and to the extent consistent with the Company’s corporate governance policies as in effect at the applicable time, the Company may reasonably object to any Designee (i) provided it does so in good faith and (ii) solely to the extent such objection is based upon any of the following: (1) such Designee was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (2) such Designee was the subject of any order, judgment, or decree not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining such proposed director from, or otherwise limiting, the following activities: (A) engaging in any type of business practice, or (B) engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws; (3) such Designee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty (60) days the right of such person to engage in any activity described in clause (2)(B), or to be associated with persons engaged in such activity; (4) such Designee was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended or vacated; or (5) such Designee was the subject of, or a party to any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to a violation of any federal or state securities laws or regulations. In the event the Board reasonably finds the Designee to be unsuitable based upon one or more of the foregoing clauses (1) through (5) and reasonably objects to the identified director, the applicable Stockholder shall be entitled to propose a different Designee to the Board within thirty (30) days of the Company’s notice to such Stockholder of its objection to the Designee and such replacement Designee shall be subject to the review process outlined above.

Section 2. Voting Agreement.

(a) Spree Sponsor shall vote (or execute written consents) all Voting Interests owned by Spree Sponsor or over which such Spree Sponsor has voting control, and shall take all other necessary or desirable actions within its control to elect the Designees nominated by the WMG Holder pursuant to Section 1(a) hereof.

(b) The WMG Holder shall vote (or execute written consents) all Voting Interests owned by the WMG Holder or over which the WMG Holder has voting control, and shall take all other necessary or desirable actions within its control to elect the Designees nominated by the Spree Sponsor pursuant to Section 1(b) hereof.

Section 3. CEO. Spree Sponsor shall vote (or execute written consents) all Voting Interests owned by Spree Sponsor or over which such Spree Sponsor has voting control and shall cooperate to vote and recommend to stockholders that WMG Holder shall concurrently serve as Chief Executive Officer of the Company and Chairman of the Board for so long as he is so employed (or until WMG Holder voluntarily withdraws his candidacy to serve as Chairman of the Board).

Section 4. Definitions.

“Action” means any action, suit, claim cause of action or proceeding, whether based on contract, tort or statute.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Agreement” has the meaning set forth in the preamble.

“Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Securities Exchange Act of 1934, as amended.

“Board” has the meaning set forth in the preamble.

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“Business Combination Agreement” means that certain Business Combination Agreement, dated as of October 29, 2022, by and among the Company and WHC Worldwide, LLC, a Missouri limited liability company, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“By-laws” means the By-laws of the Company, as in effect at the Effective Time, as the same may be amended, amended and restated, supplemented or otherwise modified from time to time.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as in effect immediately following the Effective Time, as the same may be amended and restated, supplemented or otherwise modified from time to time.

“Class B Units” has the meaning set forth in the WHC Operating Agreement.

“Company” has the meaning set forth in the preamble.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Designee” means an individual designated by a Stockholder for the purpose of nomination to the Board by the Company pursuant to the Business Combination Agreement prior to the Effective Time or this Agreement at or after the Effective Time. For the avoidance of doubt, the Initial WMG Holder Designees and the Initial Spree Sponsor Designees shall constitute Designees of the WMG Holder and Spree Sponsor, respectively, at the Effective Time for all purposes under this Agreement.

“Director” means any individual then serving as a member of the Board.

“Effective Time” means the time immediately after the Closing of the Business Combination Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Initial WMG Holder Designees” has the meaning set forth in the preamble.

“Initial Spree Sponsor Designee” has the meaning set forth in the preamble.

“NYSE” means the New York Stock Exchange.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“SEC” means the Securities and Exchange Commission.

“Spree Sponsor” has the meaning set forth in the preamble.

“Spree Sponsor Designee” means a Designee of Spree Sponsor for the purpose of nomination to the Board.

“Spree Sponsor Director” means a Designee of the Spree Sponsor that has been elected, appointed or is otherwise serving as a Director.

“Spree Stockholder Termination Event” means the first time following the Effective Time at which Spree Sponsor and its Affiliates Beneficially Own less than five percent (5%) of the total number of Voting Interests issued and outstanding.

“Stockholder” has the meaning set forth in the preamble.

“Stockholder Director” means a WMG Holder Director or the Spree Sponsor Director, as applicable.

“Stockholder Termination Event” means the occurrence of any of the WMG 5% Stockholder Termination Event, the WMG 15% Stockholder Termination Event or the Spree Stockholder Termination Event.

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“Voting Interests” means the Class A common stock, par value $0.0001 per share, and Class X common stock, par value $0.0001 per share, all considered together as a single class.

“WHC Operating Agreement” means the Second Amended and Restated Operating Agreement of WHC Worldwide, LLC, a Missouri limited liability company to be entered into as of the Closing of the Business Combination Agreement.

“WMG 5% Stockholder Termination Event” means the first time following the Effective Time at which the WMG Holder and their Affiliates Beneficially Own less than five percent (5%) of the total number of Voting Interests issued and outstanding.

“WMG 15% Stockholder Termination Event” means the first time following the Effective Time at which the WMG Holder and its Affiliates Beneficially Own less than fifteen percent (15%) of the total number of Voting Interests issued and outstanding.

“WMG Holder” has the meaning set forth in the preamble.

“WMG Holder Designee” means a Designee of the WMG Holder for the purpose of nomination to the Board.

“WMG Holder Director” means a Designee of the WMG Holder that has been elected, appointed or is otherwise serving as a Director.

Section 5. Assignment; Binding Effect. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any of the parties hereto, in whole or in part (including by operation of law), without the prior written consent of the other parties hereto; provided, that each of the WMG Holder or Spree Sponsor may assign, in whole, but not in part, this Agreement without the prior written consent of any other parties hereto to any of its Affiliates that Beneficially Own Voting Interests, so long as the applicable assignee executes a joinder to this Agreement, in form and substance reasonably satisfactory to the Company, pursuant to which such assignee agrees to be bound by the terms hereof as though such assignee were the WMG Holder or the Spree Sponsor, as the case may be. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 6. Specific Performance. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 7. Notices. Any notice, requests, claims, demands and other communications hereunder shall be sent in writing and shall be deemed to have been duly given by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties hereto as follows:

If to the Company, to:

WHC Worldwide, Inc.

1300 Lydia Ave.

Kansas City, MO, 64106

Attn.: Chief Executive Officer

Email: wmgeorge@ztrip.com

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with copies (which shall not constitute notice) to:

Stinson LLP

1201 Walnut Street, Suite 2900

Kansas City, MO 64106

Attn.: Jack Bowling & Stephen Quinlivan

Email: jack.bowling@stinson.com

stephen.quinlivan@stinson.com

If to the WMG Holder, to:

William M. George

1300 Lydia Ave.

Kansas City, MO, 64106

Email: wmgeorge@ztrip.com

If to Spree Sponsor, to:

94 Yigal Alon, Building B, 31st floor

Tel Aviv, 6789139, Israel

Attn: Shay Kronfeld

Email: sk@spree1.com

with a copy (which shall not constitute notice) to:

Meitar Law Offices

16 Abba Hillel Rd.

Ramat Gan 5250608, Israel

Attn.: David Chertok

Email: dchertok@meitar.com

Section 8. Adjustments. If, and as often as, there are any changes in the Voting Interests by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other similar means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Voting Interests as so changed.

Section 9. No Presumption Against Drafting Party. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel in connection with this Agreement and the transactions contemplated hereby. This Agreement creates no fiduciary or other special relationship between the parties hereto, and no such relationship otherwise exists. No presumption in favor of or against any party hereto in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

Section 10. No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, that, each Stockholder Director shall be an express third-party beneficiary of the provisions in Sections 1(g)–(i) and shall be entitled to enforce such provisions as though such Stockholder Director was a party hereto.

Section 11. Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement (including any of the closing deliverables contemplated hereby) by email or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

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Section 12. Governing Law.

(a) This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement or any of the transactions contemplated hereby, or the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby (including any claim or cause of action based upon, arising out of related to any of the transactions contemplated hereby or any of the transactions contemplated thereby or as inducement to enter into this Agreement), shall be construed and enforced in accordance with and governed by the Laws (both substantive and procedural) of the State of Delaware, without giving effect to the conflict of Laws principles thereof.

(b) Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any federal court within the State of Delaware, and then, if such federal court declines to accept jurisdiction, any state or federal court within New York, New York), for the purposes of any Action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action or cause thereof against such party (x) arising under this Agreement or (y) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, (i) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 12(a) for any reason, (ii) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (x) the Action or cause thereof in any such court is brought against such party in an inconvenient forum, (y) the venue of such Action or cause thereof against such party is improper; or (z) this Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 7 shall be effective service of process for any such Action, demand, or cause thereof.

Section 13. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

Section 14. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.

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Section 15. Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 16. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against a party, unless such modification is approved in writing by such party. Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement.

Section 17. Termination. Notwithstanding anything to the contrary contained herein, (a) following the occurrence of the WMG 5% Stockholder Termination Event, this Agreement shall expire and automatically terminate solely with respect to the WMG Holder, (b) following the occurrence of the Spree Stockholder Termination Event, this Agreement shall expire and automatically terminate solely with respect to Spree Sponsor and (c) this Agreement shall expire and automatically terminate with respect to all parties hereto upon the consummation of a Change of Control (as defined in the Tax Receivables Agreement) of the Company; provided, however, in any such case, Section 1(g)-(i), this Section 17 and Sections 4-7, 9-16 (to the extent related to any of the foregoing) shall survive any termination of this Agreement with respect to such terminated Stockholder or any termination of this Agreement in its entirety.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

Spree Acquisition Corp. 1 Limited
By:	/s/ Steven Greenfield
Name:	Steven Greenfield
Title:	Chairman of the Board
Spree Operandi LP
By:	/s/ Shay Kronfeld
Name:	Shay Kronfeld
Title:	Director
/s/ William M. George
William M. George

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Annex J

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (as it may be amended, supplemented or restated from time to time in accordance with the terms of this Investor Rights Agreement, the “Investor Rights Agreement”), dated as of October 29, 2022, which Agreement shall enter into effect upon the Closing (the “Effective Date”), is made by and among (i) Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company, which entity shall transfer by way of continuation and domesticate immediately prior to the Closing in accordance with the terms of the BCA (“PubCo”); (ii) each of the parties listed as a “Seller” on the signature pages attached hereto (each, a “Seller” and, collectively, the “Sellers”); (iii) Spree Operandi U.S. LP, a Delaware limited partnership and a wholly owned subsidiary of Spree Operandi LP, a Cayman Islands exempted limited partnership (the “Sponsor”); and (iv) solely for purposes of Article I, Section 2.11 (only in connection with the final sentence of that section), Section 2.15, Section 2.16(a), Section 3.3 and Article IV (A) Steven Greenfield, (B) Joachim Drees, (C) Philipp von Hagen, (D) Shay Kronfeld, (E) Eran (Rani) Plaut, (F) David Riemenschneider and (G) Nir Sasson (each, a “Sponsor Principal” and, collectively, the “Sponsor Principals” and, together with the Sponsor, the “Founder Holders” and, each, a “Founder Holder”). Each of PubCo, the Sellers and each Founder Holder may be referred to herein as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the BCA (as defined below).

RECITALS

WHEREAS, PubCo has negotiated that certain Business Combination Agreement, with WHC Worldwide, LLC, a Missouri limited liability company (the “Operating Company”), (the “BCA”), in connection with the business combination (the “Business Combination”) set forth in the BCA;

WHEREAS, pursuant to the BCA, at the Closing, (i) PubCo has contributed the Closing Date Contribution Amount and the Closing Date Equity Contribution (collectively, the “Contribution”) and, in exchange therefor, the Operating Company has issued to PubCo a number of Class A Units (as defined below) determined pursuant to the BCA and (ii) in connection with the Contribution and issuance described above, the Post-Closing Company Members have entered into that certain Second Amended and Restated Operating Agreement of the Operating Company (the “Opco Operating Agreement”), to, among other things, recapitalize the Pre-Closing Company Units such that, from and after the Closing, the Equity Securities (as defined below) of the Operating Company consist of the Opco Units (as defined below), with the applicable rights, preferences and obligations set forth in the Opco Operating Agreement;

WHEREAS, each of the Sellers has the right to exchange its respective Class B Units (as defined below), and cancel an equal number of its respective shares of Class X Common Stock (as defined below) for shares of Class A Common Stock (as defined below) in the manner set forth in, and pursuant to the terms and conditions of, the Opco Operating Agreement;

WHEREAS, PubCo, the Sponsor and the Sponsor Principals entered into that certain Registration Rights Agreement, dated as of December 15, 2021 (the “Original RRA”);

WHEREAS, in connection with the execution of this Investor Rights Agreement, PubCo, the Sponsor and the Sponsor Principals desire to terminate the Original RRA and replace it with this Investor Rights Agreement; and

WHEREAS, on the Effective Date, the Parties desire to set forth their agreement with respect to registration rights and certain other matters, in each case, in accordance with the terms and conditions of this Investor Rights Agreement.

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NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Investor Rights Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1    Definitions. As used in this Investor Rights Agreement, the following terms shall have the following meanings:

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith determination of the Board, after consultation with counsel to PubCo, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) PubCo has a bona fide business purpose for not making such information public.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided that no Party shall be deemed an Affiliate of PubCo or any of its Subsidiaries for purposes of this Investor Rights Agreement.

“Automatic Shelf Registration Statement” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.

“BCA” has the meaning set forth in the Recitals.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of PubCo.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“Business Combination” has the meaning set forth in the Recitals.

“Bylaws” means the “Post-Closing Spree Bylaws” as defined in the BCA, as the same may be amended or amended and restated from time to time.

“Certificate of Incorporation” means the “Post-Closing Spree Certificate of Incorporation” as defined in the BCA, as the same may be amended or amended and restated from time to time.

“Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of PubCo, including (a) any shares of such Class A common stock issuable upon the exercise of any warrant or other right to acquire shares of such Class A common stock and (b) any Equity Securities of PubCo that are issued or distributed or may be issuable with respect to such Class A common stock by way of conversion, dividend, stock split or other distribution, consolidation, merger, exchange, reclassification, recapitalization or other similar transaction.

“Class A Units” means the “Class A Units” as defined in the Opco Operating Agreement.

“Class B Units” means the “Class B Units” as defined in the Opco Operating Agreement.

“Class X Common Stock” means the shares of Class X Common Stock, par value $0.0001 per share, of PubCo, including (a) any shares of such Class X Common Stock issuable upon the exercise of any warrant or other right to acquire shares of such Class X Common Stock and (b) any Equity Securities of PubCo that are issued or distributed or may be issuable with respect to such Class X Common Stock by way of conversion, dividend, stock split or other distribution, consolidation, merger, exchange, reclassification, recapitalization or other similar transaction.

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“Common Stock” means shares of the Class A Common Stock and the Class X Common Stock, including any shares of the Class A Common Stock and the Class X Common Stock issuable upon the exercise of any warrant or other right to acquire shares of the Class A Common Stock and the Class X Common Stock.

“Confidential Information” means confidential, non-public information about PubCo and its Subsidiaries.

“Contribution” has the meaning set forth in the Recitals.

”Controlled Entity” means, as to any Person, (a) any corporation more than fifty percent (50%) of the outstanding voting stock of which is owned by such Person or such Person’s Family Members or Affiliates, (b) any trust, whether or not revocable, of which such Person or such Person’s Family Members or Affiliates are the sole beneficiaries, (c) any partnership of which such Person or an Affiliate of such Person is the managing partner or in which such Person or such Person’s Family Members or Affiliates hold partnership interests representing at least fifty percent (50%) of such partnership’s capital and profits and (d) any limited liability company of which such Person or an Affiliate of such Person is the manager or managing member or in which such Person or such Person’s Family Members or Affiliates hold membership interests representing at least fifty percent (50%) of such limited liability company’s capital and profits.

“Demanding Holders” has the meaning set forth in Section 2.1(c).

“Effective Date” has the meaning set forth in the Preamble.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, restricted stock, restricted stock unit, performance share, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, as the same shall be in effect from time to time.

“Family Member” means, with respect to any Person, such Person’s spouse, ancestors, descendants (whether by blood, marriage or adoption) or spouse of a descendant of such Person, brothers and sisters (whether by blood, marriage or adoption) and inter vivos or testamentary trusts of which only such Person and his or her spouse, ancestors, descendants (whether by blood, marriage or adoption), brothers and sisters (whether by blood, marriage or adoption) are beneficiaries.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Form S-1 Shelf” has the meaning set forth in Section 2.1(a).

“Form S-3 Shelf” has the meaning set forth in Section 2.1(a).

“Founder Holder” has the meaning set forth in the Preamble.

“Holder” means any holder of Registrable Securities who is a Party to, or who succeeds to rights under, this Investor Rights Agreement pursuant to Section 4.1.

“Holder Information” has the meaning set forth in Section 2.10(b).

“Investor Rights Agreement” has the meaning set forth in the Preamble.

“Lock-Up Period” has the meaning set forth in Section 3.1(a).

“Lock-Up Shares” has the meaning set forth in Section 3.1(a).

“Maximum Number of Securities“ has the meaning set forth in Section 2.1(d).

“Minimum Takedown Threshold” has the meaning set forth in Section 2.1(c).

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus, in the light of the circumstances under which they were made, not misleading.

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“Opco Units” means, collectively, the Class A Units and the Class B Units.

“Opco Operating Agreement” has the meaning set forth in the Recitals.

“Operating Company” has the meaning set forth in the Recitals.

“Organizational Documents” means the Certificate of Incorporation and the Bylaws.

“Original RRA” has the meaning set forth in the Recitals.

“Party” has the meaning set forth in the Preamble.

“Permitted Transferee” means, with respect to any Person, (a) any Family Member of such Person, (b) any Affiliate of such Person, (c) any Affiliate of any Family Member of such Person (excluding any Affiliate under this clause (c) who operates or engages in a business which competes with the business of PubCo or the Operating Company or any of their respective Subsidiaries), (d) with respect to the Sponsor or any Founder Holder, any officer, director, employee, partner, shareholder, member or other equity holder of the Sponsor or such Founder Holder or its Affiliates and (e) any Controlled Entity of such Person.

“Piggyback Registration” has the meaning set forth in Section 2.2(a).

“Proceeding” has the meaning set forth in Section 4.9.

“Prospectus” means the prospectus included in any Registration Statement, all amendments (including post-effective amendments) and supplements to such prospectus, and all material incorporated by reference in such prospectus.

“PubCo” has the meaning set forth in the Preamble.

“Registrable Securities” means at any time (a) any shares of Class A Common Stock (including, without limitation, Class A Common Stock (i) issuable pursuant to the Certificate of Incorporation and the Opco Operating Agreement upon an exchange of Class B Units and the corresponding cancellation of an equal number of shares of Class X Common Stock in exchange for shares of Class A Common Stock, (ii) any shares of Class A Common Stock issued pursuant to the BCA, (iii) held by the Founder Holders or Sellers; provided, however, that any Pre-Closing Company Units issued by the Company in connection with any financing transactions prior to or at Closing shall be excluded from the Registrable Securities) or (iv) any shares of Class A Common Stock issued upon exercise of the Earnout Warrants, and (b) any Equity Securities of PubCo or any Subsidiary of PubCo that may be issued or distributed or be issuable with respect to the securities referred to in clauses (a) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by a Holder, other than any security received pursuant to an incentive plan adopted by PubCo on or after the Closing Date; provided, however, that any such Registrable Securities shall cease to be Registrable Securities to the extent (A) a Registration Statement with respect to the sale of such Registrable Securities has become effective under the Securities Act and such Registrable Securities have been sold, transferred, disposed of or exchanged in accordance with the plan of distribution set forth in such Registration Statement, (B) such Registrable Securities shall have ceased to be outstanding, (C) such Registrable Securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction, (D) such Registrable Security is disposed of under SEC Rule 144 under the Securities Act or any other public sale pursuant to an exemption from the registration requirements of the Securities Act as a result of which the legend on any certificate or book-entry notation representing such Registrable Security restricting transfer of such Registrable Security has been removed or (E) for purposes of Article II, the Holder thereof, together with its, his or her Permitted Transferees, Beneficially Owns less than one percent (1%) of the shares of Class A Common Stock that are outstanding at such time. For purposes of this Agreement, a Person shall be deemed to be a holder of shares of Class A Common Stock and such shares of Class A Common Stock shall be deemed to be in existence whenever such Person has the right to acquire such shares of Class A Common Stock (upon conversion, exchange or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right other than vesting), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of shares of Class A Common Stock.

“Registration” means a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and such registration statement becoming effective.

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“Registration Expenses” means the expenses of a Registration or other Transfer pursuant to the terms of this Investor Rights Agreement, including the following:

(a) all SEC or securities exchange registration and filing fees (including fees with respect to filings required to be made with FINRA);

(b) all fees and expenses of compliance with securities or blue sky Laws (including fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) all printing, messenger, telephone and delivery expenses;

(d) all fees and disbursements of counsel for PubCo;

(e) all fees and disbursements of all independent registered public accountants of PubCo incurred in connection with such Registration or Transfer, including the expenses of any special audits and/or comfort letters required or incident to such performance and compliance;

(f) reasonable out-of-pocket fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Holders participating in such Registration or Transfer; and

(g) the costs and expenses of PubCo relating to analyst and investor presentations or any “road show” undertaken in connection with the Registration and/or marketing of the Registrable Securities (including the expenses of the Holders).

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Investor Rights Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Representatives” means, with respect to any Person, any of such Person’s officers, directors, managers, members, equityholders, employees, agents, attorneys, accountants, actuaries, consultants, financial advisors or other Person acting on behalf of such Person.

“Requesting Holder” means any Holder requesting piggyback rights pursuant to Section 2.2 with respect to an Underwritten Shelf Takedown.

“SEC” means the United States Securities and Exchange Commission.

“SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

“SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, as the same shall be in effect from time to time.

“Sellers” has the meaning set forth in the Preamble.

“Shelf” has the meaning set forth in Section 2.1(a).

“Shelf Registration” means a registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act.

“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” has the meaning set forth in the Preamble.

“Sponsor Letter” means that certain Letter Agreement, dated as of December 15, 2021, by and among PubCo,, the Founder Holders and the other parties thereto.

“Sponsor Members” has the meaning set forth in Section 2.16(a).

“Sponsor Principal” has the meaning set forth in the Preamble.

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“Subsequent Shelf Registration“ has the meaning set forth in Section 2.1(b).

“Transfer” means, when used as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition by the Transferor (whether by operation of law or otherwise) and, when used as a verb, the Transferor voluntarily or involuntarily transfers, sells, pledges or hypothecates or otherwise disposes of (whether by operation of law or otherwise), including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

“Underwriter” means any investment banker(s) and manager(s) appointed to administer the offering of any Registrable Securities as principal in an Underwritten Offering.

“Underwritten Offering” means a Registration in which Equity Securities of PubCo are sold to an Underwriter for distribution to the public.

“Underwritten Shelf Takedown” has the meaning set forth in Section 2.1(c).

“Warrants” means the outstanding warrants, each exercisable into one (1) share of Class A Common Stock, to purchase an aggregate of up to 950,000 shares of Class A Common Stock, which were issued to the Sponsor pursuant to that certain Private Units Purchase Agreement, dated December 15, 2021, by and among the Sponsor and PubCo.

“Well-Known Seasoned Issuer” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.

“Withdrawal Notice” has the meaning set forth in Section 2.1(e).

Section 1.2    Interpretive Provisions. For all purposes of this Investor Rights Agreement, except as otherwise provided in this Investor Rights Agreement or unless the context otherwise requires:

(a) the singular shall include the plural, and the plural shall include the singular, unless the context clearly prohibits that construction;

(b) the words “hereof,” “herein,” “hereunder” and words of similar import, when used in this Investor Rights Agreement, refer to this Investor Rights Agreement as a whole and not to any particular provision of this Investor Rights Agreement;

(c) references in this Investor Rights Agreement to any Law shall be deemed also to refer to such Law, and all rules and regulations promulgated thereunder;

(d) whenever the words “include,” “includes” or “including” are used in this Investor Rights Agreement, they shall mean “without limitation;”

(e) the captions and headings of this Investor Rights Agreement are for convenience of reference only and shall not affect the interpretation of this Investor Rights Agreement;

(f) pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms;

(g) the word “or” shall be construed to mean “and/or” and the words “neither,” “nor,” “any,” “either” and “or” shall not be exclusive, unless the context clearly prohibits that construction; and

(h) the phrase “to the extent” shall be construed to mean “the degree by which.”

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ARTICLE II
REGISTRATION RIGHTS

Section 2.1    Shelf Registration.

(a) Filing. PubCo shall file, within forty-five (45) days of the Closing Date or such other earlier date as it is required in accordance with any PIPE Subscription Agreement, a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), or if PubCo is ineligible to use a Form S-3 Shelf, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf” and, together with the Form S-3 Shelf (and any Subsequent Shelf Registration), the “Shelf”), in each case, covering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing) on a delayed or continuous basis. PubCo shall use its commercially reasonable efforts to cause the Shelf to become effective as soon as practicable after such filing, but in no event later than ninety (90) days after the initial filing thereof (or one hundred and twenty (120) days after the initial filing thereof if the SEC notifies PubCo that it will “review” the Shelf) or such other earlier date as it is required in accordance with any PIPE Subscription Agreement. The Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder. PubCo shall maintain the Shelf in accordance with the terms of this Investor Rights Agreement, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep such Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event PubCo files a Form S-1 Shelf, PubCo shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after PubCo is eligible to use Form S-3.

(b) Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while there are any Registrable Securities outstanding, PubCo shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all outstanding Registrable Securities from time to time, and pursuant to any method or combination of methods legally available to, and requested by, any Holder. If a Subsequent Shelf Registration is filed, PubCo shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an Automatic Shelf Registration Statement if PubCo is a Well-Known Seasoned Issuer) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that PubCo is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, PubCo, upon request of a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at PubCo’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms of this Investor Rights Agreement.

(c) Requests for Underwritten Shelf Takedowns. At any time and from time to time after the Shelf has been declared effective by the SEC, the Holders may request to sell all or any portion of their Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that PubCo shall only be obligated to effect an Underwritten Shelf Takedown if such offering (i) shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $10,000,000 (the “Minimum Takedown Threshold”) or (ii) shall be made with respect to all of the Registrable Securities of the Demanding Holder. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to PubCo, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown; provided that each Holder agrees that the fact that such a notice has been delivered shall constitute Confidential Information subject to Section 4.14. The Holders that requested such Underwritten Shelf Takedown

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(the “Demanding Holders”) holding a majority in interest of the Registrable Securities to be registered pursuant to such Underwritten Shelf Takedown shall have the right to select the Underwriters for such offering (which shall consist of one (1) or more reputable nationally or regionally recognized investment banks), and to agree to the pricing and other terms of such offering; provided that such selection shall be subject to the consent of PubCo, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained in this Investor Rights Agreement, in no event shall any Holder or any Transferee thereof request an Underwritten Shelf Takedown during the Lock-Up Period applicable to such Person. No Holder may request any Underwritten Shelf Takedown more than two (2) times in any twelve (12) month period, subject to the provision in the first sentence of this Section 2.1(c).

(d) Reduction of Underwritten Shelf Takedowns. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advise PubCo, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other Equity Securities that PubCo desires to sell and all other shares of Common Stock or other Equity Securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggyback registration rights held by any other stockholders of PubCo, exceeds the maximum dollar amount or maximum number of Equity Securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such Underwritten Offering (such maximum dollar amount or maximum number of such Equity Securities, as applicable, the “Maximum Number of Securities“), then PubCo shall include in such Underwritten Offering, as follows: at all times (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other Equity Securities of other Persons that PubCo is obligated to include in such Underwritten Offering pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

(e) Withdrawal. Any of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to PubCo and the Underwriter or Underwriters (if any) of such Demanding Holder’s intention to withdraw from such Underwritten Shelf Takedown, prior to the public announcement of the Underwritten Shelf Takedown by PubCo; provided that a Holder not so withdrawing may elect to have PubCo continue such Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied or if such Underwritten Shelf Takedown would be made with respect to all of the Registrable Securities of such Holder. Following the receipt of any Withdrawal Notice, PubCo shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary contained in this Investor Rights Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown prior to delivery of a Withdrawal Notice under this Section 2.1(e).

(f) Long-Form Demands. Upon the expiration of the Lock-Up Period applicable to such Person, and during such times as no Shelf is effective, each Holder may demand that PubCo file a Registration Statement on Form S-1 for the purpose of conducting an Underwritten Offering of any or all of such Holder’s Registrable Securities. PubCo shall file such Registration Statement within thirty (30) days of receipt of such demand and use its commercially reasonable efforts to cause the same to be declared effective within sixty (60) days of filing. The provisions of Section 2.1(c), Section 2.1(d) and Section 2.1(e) shall apply to this Section 2.1(f) as if a demand under this Section 2.1(f) were an Underwritten Shelf Takedown; provided that in order to withdraw a demand under this Section 2.1(f), such withdrawal must be received by PubCo prior to PubCo having publicly filed a Registration Statement pursuant to this Section 2.1(f).

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Section 2.2    Piggyback Registration.

(a) Piggyback Rights. If PubCo or any Holder proposes to conduct a registered offering of, or if PubCo proposes to file a Registration Statement under the Securities Act with respect to an offering of, Equity Securities of PubCo or securities or other obligations exercisable or exchangeable for or convertible into Equity Securities of PubCo, for its own account or for the account of stockholders of PubCo (or by PubCo and by the stockholders of PubCo, including an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan or SEC Rule 145 transaction, (ii) for an exchange offer or offering of securities solely to PubCo’s existing stockholders, (iii) for an offering of debt that is convertible into Equity Securities of PubCo or (iv) for a dividend reinvestment plan, then PubCo shall give written notice of such proposed offering to all Holders as soon as practicable but not less than four (4) calendar days before the anticipated filing date of such Registration Statement or, in the case of an underwritten offering pursuant to a Shelf Registration, the launch date of such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any and if known, in such offering and (B) offer to all of the Holders the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within three (3) calendar days after receipt of such written notice (such registered offering, a “Piggyback Registration”); provided that each Holder agrees that the fact that such a notice has been delivered shall constitute Confidential Information subject to Section 4.14. PubCo shall cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2(a) to be included in a Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to abide by the terms of Section 2.6.

(b) Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration (other than an Underwritten Shelf Takedown), in good faith, advises PubCo and the Holders participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other Equity Securities that PubCo desires to sell, taken together with (i) the shares of Common Stock or other Equity Securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders hereunder and (ii) the shares of Common Stock or other Equity Securities, if any, as to which registration has been requested pursuant to Section 2.2, exceeds the Maximum Number of Securities, then: (i) if the Registration is initiated and undertaken for PubCo’s account, PubCo shall include in any such Registration (A) first, the shares of Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities, (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2(a) (pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Registration), which can be sold without exceeding the Maximum Number of Securities and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other Equity Securities, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of PubCo, which can be sold without exceeding the Maximum Number of Securities; or (ii) if the Registration is pursuant to a request by Persons other than the Holders, then PubCo shall include in any such Registration (A) first, the shares of Common Stock or other Equity Securities, if any, of such requesting Persons, other than the Holders, which can be sold without exceeding the Maximum Number of Securities, (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2(a) (pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Registration), which can be sold without exceeding the Maximum Number of Securities, (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number

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of Securities and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other Equity Securities, if any, for the account of other Persons that PubCo is obligated to register pursuant to separate written contractual piggyback registration rights of such Persons, which can be sold without exceeding the Maximum Number of Securities.

Notwithstanding anything to the contrary in this Section 2.2(b), in the event a Demanding Holder has submitted notice for a bona fide Underwritten Shelf Takedown and all sales pursuant to such Underwritten Shelf Takedown pursuant to Section 2.1 have not been effected in accordance with the applicable plan of distribution or submitted a Withdrawal Notice prior to such time that PubCo has given written notice of a Piggyback Registration to all Holders pursuant to Section 2.2, then any reduction in the number of Registrable Securities to be offered in such offering shall be determined in accordance with Section 2.1(d), instead of this Section 2.2(b).

(c) Piggyback Registration Withdrawal. Any Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of such Holder’s intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the SEC with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the SEC in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary set forth in this Investor Rights Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with a Piggyback Registration prior to its withdrawal under this Section 2.2(c).

(d) Notwithstanding anything herein to the contrary, this Section 2.2 shall not apply (i) for any Holder or Party, prior to the expiration of the Lock-Up Period in respect of such Holder or Party or (ii) to any Shelf Take-Down irrespective of whether such Shelf Take-Down is an Underwritten Shelf Take-Down or not an Underwritten Shelf Take-Down.

Section 2.3    Restriction on Transfer. In connection with any Underwritten Offering of Equity Securities of PubCo, each Holder that participates in such Underwritten Offering agrees that it shall not Transfer any shares of Common Stock (other than those included in such offering pursuant to this Investor Rights Agreement), without the prior written consent of PubCo, during the period commencing seven (7) calendar days prior (to the extent notice of such Underwritten Offering has been provided) to such Underwritten Offering and ending upon the shorter of (a) the shortest number of days that a director of PubCo, “executive officer” (as defined under Section 16 of the Exchange Act) of PubCo or any stockholder of PubCo (other than a Holder or director or employee of, or consultant to, PubCo) who owns ten percent (10%) or more of the outstanding shares of Common Stock contractually agrees with the Underwriters of such Underwritten Offering to not to sell any securities of PubCo following such Underwritten Offering and (b) the ninety (90)-day period beginning on the date of pricing of such offering, except in the event the Underwriter managing the offering otherwise agrees by written consent, and further agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case, on substantially the same terms and conditions as all such Holders).

Section 2.4    General Procedures. In connection with effecting any Registration and/or Shelf Takedown, subject to applicable Law and any regulations promulgated by any securities exchange on which PubCo’s Equity Securities are then listed, each as interpreted by PubCo with the advice of its counsel, PubCo shall use its commercially reasonable efforts (except as set forth in Section 2.4(d)) to effect such Registration and/or Shelf Takedown to permit the sale of the Registrable Securities included in such Registration and/or Shelf Takedown in accordance with the intended plan of distribution thereof, and pursuant thereto PubCo shall, as expeditiously as possible:

(a) prepare and file with the SEC as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

(b) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder or as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or

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rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

(c) prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, if any, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters or the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders, if any, may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

(d) prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” Laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

(e) cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;

(f) provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

(g) advise each Holder of Registrable Securities covered by a Registration Statement, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(h) at least three (3) calendar days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus furnish a draft thereof to each Holder of Registrable Securities included in such Registration Statement, or its counsel, if any (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

(i) notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 2.7;

(j) permit Representatives of the Holders, the Underwriters, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, except to the extent such expenses constitute Registration Expenses, in the preparation of the Registration Statement, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such Representative, Underwriter, attorney, consultant or accountant in connection with such Registration; provided, however, that such Persons agree to confidentiality arrangements reasonably satisfactory to PubCo, prior to the release or disclosure of any such information;

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(k) obtain a “cold comfort” letter, and a bring-down thereof, from PubCo’s independent registered public accountants in the event of an Underwritten Offering which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

(l) on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurances letter, dated as of such date, of counsel representing PubCo for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to the participating Holders;

(m) in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such Underwritten Offering;

(n) make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning within three (3) months after the effective date of such Registration Statement, which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the SEC);

(o) if an Underwritten Offering involves Registrable Securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $35,000,000, use its commercially reasonable efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

(p) otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by, the Holders in connection with such Registration.

Section 2.5    Registration Expenses. The Registration Expenses of all Registrations shall be borne by PubCo. It is acknowledged by the Holders that the Holders selling any Registrable Securities in an offering shall bear all incremental selling expenses relating to the sale of Registrable Securities (including all reasonable fees and expenses of any legal counsel representing such Holders (to the extent such counsel is not also representing PubCo, as determined in accordance with clause (f) of the definition of “Registration Expenses”)), such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs, in each case, pro rata based on the number of Registrable Securities that such Holders have sold in such Registration.

Section 2.6    Requirements for Participating in Underwritten Offerings. Notwithstanding anything to the contrary contained in this Investor Rights Agreement, if any Holder does not provide PubCo with its requested Holder Information, PubCo may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if PubCo determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering of Equity Securities of PubCo pursuant to a Registration under this Investor Rights Agreement unless such Person (a) agrees to sell such Person’s Registrable Securities on the basis provided in any underwriting and other arrangements approved by PubCo in the case of an Underwritten Offering initiated by PubCo, and approved by the Demanding Holders in the case of an Underwritten Offering initiated by the Demanding Holders and (b) completes and executes all customary questionnaires, powers of attorney, custody agreements, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Subject to the minimum thresholds set forth in Section 2.1(c) and 2.4(o), the exclusion of a Holder’s Registrable Securities as a result of this Section 2.6 shall not affect the registration of the other Registrable Securities to be included in such Registration.

Section 2.7    Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from PubCo that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (and PubCo hereby covenants to prepare and file such supplement or amendment as soon as practicable after giving such notice), or until it is advised in writing by PubCo that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration

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at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s reasonable control, PubCo may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than ninety (90) days in any twelve (12)-month period, determined in good faith by PubCo to be necessary for such purpose. In the event PubCo exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to such Registration in connection with any sale or offer to sell Registrable Securities. PubCo shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 2.7.

Section 2.8    Reporting Obligations. As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the Effective Date pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the SEC pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished to the Holders pursuant to this Section 2.8.

Section 2.9    Other Obligations. In connection with a Transfer of Registrable Securities pursuant to SEC Rule 144 or through any broker-dealer transactions described in the plan of distribution set forth within the Prospectus and pursuant to the Registration Statement of which such Prospectus forms a part, PubCo shall, subject to applicable Law, as interpreted by PubCo with the advice of counsel, and the receipt of any customary documentation required from the applicable Holders in connection therewith, (a) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being Transferred and (b) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under clause (a). In addition, PubCo shall cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders in connection with, the aforementioned Transfers; provided, however, that PubCo shall have no obligation to participate in any “road shows” or assist with the preparation of any offering memoranda or related documentation with respect to any Transfer of Registrable Securities in any transaction that does not constitute an Underwritten Offering.

Section 2.10    Indemnification and Contribution.

(a) PubCo agrees to indemnify and hold harmless each Holder, its officers, managers, directors, employees, trustees, equityholders, beneficiaries, affiliates, agents and Representatives and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) (or actions in respect thereto) caused by, resulting from, arising out of or based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or similar document incident to any Registration, qualification, compliance or sale effected pursuant to this Article II or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any violation or alleged violation by PubCo of the Securities Act or any other similar federal or state securities Laws, and will reimburse, as incurred, each such Holder, its officers, managers, directors, trustees, equityholders, beneficiaries, affiliates, agents and Representatives and each Person who controls such Holder (within the meaning of the Securities Act) for any legal and any other expenses reasonably incurred in connection with investigating or defending any such loss, claim, damage, liability or expense; provided that PubCo will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense are caused by, arises out of or is based on any untrue statement or omission made in reliance and in conformity with written information furnished to PubCo by or on behalf of such Holder expressly for use therein. PubCo shall indemnify each Underwriter, its respective officers and directors and each Person who controls such Underwriter (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to the indemnification of each Holder.

(b) In connection with any Registration Statement or Prospectus in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by Law, such Holder shall indemnify and hold harmless PubCo, its officers, managers, directors, employees, trustees, equityholders, beneficiaries, affiliates, agents and Representatives and each Person who controls

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PubCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) (or actions in respect thereof) arising out of, resulting from or based on any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or similar document or any amendment thereof or supplement thereto, or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify each Underwriter, its officers, directors and each Person who controls such Underwriter (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to indemnification of PubCo.

(c) Any Person entitled to indemnification under this Section 2.10 shall (i) give prompt written notice, after such Person has actual knowledge thereof, to the indemnifying party of any claim or litigation with respect to which such Person seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party in the defense of any such claim or litigation) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party (not be unreasonably withheld, conditioned or delayed) and the indemnified party may participate in such defense at the indemnifying party’s expense if representation of such indemnified party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. An indemnifying party, in the defense of any such claim or litigation, without the consent of each indemnified party, may only consent to the entry of any judgment or enter into any settlement that (i) includes as a term thereof the giving by the claimant or plaintiff therein to such indemnified party of an unconditional release from all liability with respect to such claim or litigation and (ii) does not include any recovery (including any statement as to or an admission of fault, culpability or a failure to act by or on behalf of such indemnified party) other than monetary damages; provided that any sums payable in connection with such settlement are paid in full by the indemnifying party.

(d) The indemnification provided under this Investor Rights Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, manager, director, Representative or controlling Person of such indemnified party and shall survive the Transfer of securities.

(e) If the indemnification provided in this Section 2.10 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 2.10(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a Party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 2.10(a), 2.10(b) and 2.10(c), any legal or other fees, charges or expenses reasonably incurred by such Party in connection with any investigation or proceeding. The Parties agree that it would not be just and equitable if contribution pursuant to this Section 2.1(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 2.1(e). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 2.1(e) from any Person who was not guilty of such fraudulent misrepresentation.

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Section 2.11    Other Registration Rights. Other than the registration rights set forth in the Original RRA and in the PIPE Subscription Agreements, PubCo represents and warrants that no Person, other than a Holder of Registrable Securities pursuant to this Investor Rights Agreement, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration Statement filed by PubCo for the sale of securities for its own account or for the account of any other Person. Further, each of PubCo, the Sponsor and the Sponsor Principals represents and warrants that this Investor Rights Agreement supersedes any other registration rights agreement or agreement (including the Original RRA), other than the PIPE Subscription Agreements.

Section 2.12    SEC Rule 144. With a view to making available to the Holders the benefits of SEC Rule 144, PubCo covenants that it will (a) make available at all times information necessary to comply with SEC Rule 144, if SEC Rule 144 is available with respect to resales of the Registrable Securities under the Securities Act and (b) take such further action as the Holders may reasonably request, all to the extent required from time to time to enable them to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by SEC Rule 144 promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rule may be amended from time to time. Upon the request of any Holder, PubCo will deliver to such Holder a written statement as to whether PubCo has complied with such information requirements, and, if not, the specific reasons for non-compliance.

Section 2.13    Term. This Article II shall terminate with respect to any Holder upon the earlier of (i) the date that such Holder has sold all Registrable Securities pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (ii) all such Registrable Securities held by such Holder are permitted to be sold without registration pursuant to Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale. The provisions of Section 2.10 shall survive any such termination with respect to such Holder.

Section 2.14    Holder Information. Each Holder agrees, if requested in writing by PubCo, to represent to PubCo the total number of Registrable Securities held by such Holder in order for PubCo to make determinations under this Investor Rights Agreement, including for purposes of Section 2.12. Other than the Sellers and the Founder Holders, a Party who does not hold Registrable Securities as of the Closing Date and who acquires Registrable Securities after the Closing Date will not be a “Holder” until such Party gives PubCo a representation in writing of the number of Registrable Securities it holds.

Section 2.15    Termination of Original RRA. Upon the Closing, PubCo, the Sponsor and the Sponsor Principals hereby agree that the Original RRA and all of the respective rights and obligations of the parties thereunder are hereby terminated in their entirety and shall be of no further force or effect.

Section 2.16    Distributions; Direct Ownership.

(a) In the event that, pursuant to and in accordance with Section 3.2, the Sponsor distributes any of its Registrable Securities to its equityholders, limited partners and members of its general partner (the “Sponsor Members”), the Sponsor Members shall be treated as the Sponsor under this Investor Rights Agreement; provided that the Sponsor Members, taken as a whole, shall not be entitled to rights in excess of those conferred on the Sponsor, as if the Sponsor remained a single entity party to this Investor Rights Agreement.

In the event that a Seller distributes all of its Registrable Securities to its equityholders, such equityholders shall be treated as a Seller under this Investor Rights Agreement; provided that such equityholders, taken as a whole, shall not be entitled to rights in excess of those conferred on a Seller, as if such Seller remained a single party to this Investor Rights Agreement.

Section 2.17    Adjustments. If there are any changes in the shares of Common Stock as a result of stock split, stock dividend, combination or reclassification, or through merger, consolidation, recapitalization or other similar event, equitable adjustment shall be made in the provisions of this Investor Rights Agreement, as may be required, so that the rights, privileges, duties and obligations under this Investor Rights Agreement shall continue with respect to the shares of Common Stock as so changed.

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ARTICLE III
LOCK-UP

Section 3.1    Lock-Up.

(a) Each Holder severally, and not jointly, agrees with PubCo not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares Beneficially Owned or otherwise held by such Holder during the Lock-Up Period; provided that such prohibition shall not apply to Transfers (i) permitted pursuant to Section 3.2 or (ii) permitted pursuant to Article II (other than Section 2.9). The “Lock-Up Period” with respect to the Lock-Up Shares of each Holder shall be the period commencing on the Closing Date and continuing until the date that is the earlier of (i) one hundred eighty (180) days after the Closing Date or (ii) at least 150 days subsequent to the Closing Date, if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. “Lock-Up Shares” means the Equity Securities of PubCo and the Operating Company held by the Holders (other than the Sponsor Principals, except to the extent a Sponsor Principal is a transferee (including Permitted Transferee) of Lock-Up Shares from another Holder), directly or indirectly, as of the Closing Date; provided that in no event shall the Warrants (or any shares of Class A Common Stock issued upon exercise of any Warrant) be considered “Lock-Up Shares.”

(b) During the Lock-Up Period, any purported Transfer of Lock-Up Shares other than in accordance with this Investor Rights Agreement shall be null and void, and PubCo shall refuse to recognize any such Transfer for any purpose.

(c) The Holders acknowledge and agree that, notwithstanding anything to the contrary contained in this Investor Rights Agreement, the Equity Securities of PubCo and the Operating Company, in each case, Beneficially Owned by such Holder shall remain subject to any restrictions on Transfer under applicable securities Laws of any Governmental Entity, including all applicable holding periods under the Securities Act and other rules of the SEC.

Section 3.2    Permitted Transfers. Notwithstanding anything to the contrary contained in this Investor Rights Agreement, during the Lock-Up Period applicable to any Lock-Up Shares of a Holder, such Holder may Transfer, without the consent of PubCo, any of such Lock-Up Shares to (a) any of such Holder’s Permitted Transferees, upon written notice to PubCo or (b)(i) a charitable organization, upon written notice to PubCo, (ii) in the case of an individual, by virtue of Laws of descent and distribution upon death of the individual, (iii) in the case of an individual, pursuant to a qualified domestic relations order or (iv) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Business Combination; provided that in connection with any Transfer of such Lock-Up Shares pursuant to clause (b)(ii) or clause (b)(iii), (A) the restrictions and obligations contained in Section 3.1 and this Section 3.2 will continue to apply to such Lock-Up Shares after any Transfer of such Lock-Up Shares and (B) the Transferee of such Lock-Up Shares shall have no rights under this Investor Rights Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee in accordance with this Investor Rights Agreement. Any Transferee of Lock-Up Shares that is a Permitted Transferee of the Transferor shall be required, at the time of and as a condition to such Transfer, to become a party to this Investor Rights Agreement, by executing and delivering a joinder, substantially in the form attached to this Investor Rights Agreement as Exhibit A, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this Investor Rights Agreement. Notwithstanding anything to the contrary, and for the avoidance of doubt, the Sponsor shall be permitted to forfeit any portion of its Lock-Up Shares pursuant to the Sponsor Letter.

Section 3.3    Other Lock-Up Restrictions. Each of PubCo, the Sponsor and each Sponsor Principal hereby acknowledge and agree that this Article III supersedes Section 6 of the Sponsor Letter in all respects, and, upon execution of this Investor Rights Agreement by each of PubCo, the Sponsor and each Sponsor Principal, the Sponsor Letter shall be deemed amended to remove Section 6 of the Sponsor Letter.

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ARTICLE IV GENERAL PROVISIONS

Section 4.1    Assignment; Successors and Assigns; No Third Party Beneficiaries.

(a) Except as otherwise permitted pursuant to this Investor Rights Agreement, and other than assignments in connection with a distribution pursuant to Section 2.16, no Party may assign such Party’s rights and obligations under this Investor Rights Agreement, in whole or in part, without the prior written consent of Pubco. Any attempted assignment of rights or obligations in violation of this Article IV shall be null and void.

(b) Notwithstanding anything to the contrary contained in this Investor Rights Agreement (other than the succeeding sentence of this Section 4.1(b)), (i) prior to the expiration of the Lock-Up Period with respect to any Lock-Up Shares of a Holder, such Holder may not Transfer such Holder’s rights or obligations under this Investor Rights Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, except in connection with a Transfer pursuant to Section 3.2, and (ii) after the expiration of the Lock-Up Period with respect to such Lock-Up Shares, such Holder may Transfer such Holder’s rights or obligations under this Investor Rights Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, to (A) any of such Holder’s Permitted Transferees or (B) any Person with the prior written consent of PubCo. Any Transferee of Registrable Securities (other than pursuant to an effective Registration Statement or an SEC Rule 144 transaction) pursuant to this Section 4.1(b) shall be required, at the time of and as a condition to such Transfer, to become a party to this Investor Rights Agreement by executing and delivering a joinder, substantially in the form attached to this Investor Rights Agreement as Exhibit A, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this Investor Rights Agreement. No Transfer of Registrable Securities by a Holder shall be registered on PubCo’s books and records, and such Transfer of Registrable Securities shall be null and void and not otherwise effective, unless any such Transfer is made in accordance with the terms and conditions of this Investor Rights Agreement, and PubCo is hereby authorized by all of the Holders to enter appropriate stop transfer notations on its transfer records to give effect to this Investor Rights Agreement.

(c) All of the terms and provisions of this Investor Rights Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and representatives, but shall inure to the benefit of and be enforceable by the successors, assigns, heirs and representatives of any Party only to the extent that they are permitted successors, assigns, heirs and representatives pursuant to the terms of this Investor Rights Agreement.

(d) Nothing in this Investor Rights Agreement, express or implied, is intended to confer upon any Party, other than the Parties and their respective permitted successors, assigns, heirs and representatives, any rights or remedies under this Investor Rights Agreement or otherwise create any third party beneficiary hereto.

Section 4.2    Termination. Article II of this Investor Rights Agreement shall terminate as set forth in Section 2.13. The remainder of this Investor Rights Agreement shall terminate automatically (without any action by any Party) as to each Holder when such Holder ceases to Beneficially Own any Registrable Securities; provided that the provisions of Section 2.10 shall survive any such termination with respect to such Holder.

Section 4.3    Severability. If any provision of this Investor Rights Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Investor Rights Agreement, to the extent permitted by Law shall remain in full force and effect.

Section 4.4    Entire Agreement; Amendments; No Waiver.

(a) This Investor Rights Agreement, together with Exhibits to this Investor Rights Agreement, the BCA, the Opco Operating Agreement, all other Ancillary Documents, constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way and there are no warranties, representations or other agreements among the Parties in connection with such subject matter except as set forth in this Investor Rights Agreement and therein.

(b) No provision of this Investor Rights Agreement may be amended or modified in whole or in part at any time without the express written consent of (i) PubCo, (ii) for so long as the Sponsor and its Permitted Transferees collectively Beneficially Own Class A Common Stock representing seventy-five percent (75%) or more of the Class A Common Stock held by the Sponsor immediately after the Closing, the Sponsor and (ii) in any event at least the Holders holding in the aggregate more than fifty percent (50%) of the Registrable Securities Beneficially

Annex J-17

Owned by the Holders; provided that any such amendment or modification that would be materially adverse in any respect to any Holder shall require the prior written consent of such Holder; provided, further that a provision that has terminated with respect to a Party shall not require any consent of such Party (and such Party’s Class A Common Stock shall not be considered in computing any percentages) with respect to amending or modifying such provision.

(c) No waiver of any provision or default under, nor consent to any exception to, the terms of this Investor Rights Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided; provided that, notwithstanding the foregoing, no waiver of any provision or default under, nor consent to any exception to, the terms and provisions of Article III shall be effective unless in writing and signed by each of (i) PubCo, (ii) for so long as the Sponsor and its Permitted Transferees collectively Beneficially Own Class A Common Stock representing fifty percent (50%) or more of the Class A Common Stock held by the Sponsor immediately after the Closing, the Sponsor and (iii) at least the Holders holding, in the aggregate, more than fifty percent (50%) of the Registrable Securities Beneficially Owned by the Holders.

(d) Notwithstanding the foregoing provisions of this Section 4.4, other than with respect to amendments, modifications, waivers or consents relating to Article III, no amendment, modification, waiver or consent shall be required by (i) the Sponsor or its Permitted Transferees, with respect to any provision that has, in accordance with Section 4.2, terminated as to the Founder Holders or (ii) any Seller or its Permitted Transferees, with respect to any provision that has, in accordance with Section 4.2, terminated as to such Seller or all of the Sellers.

Section 4.5    Counterparts; Electronic Delivery. This Investor Rights Agreement and any other agreements, certificates, instruments and documents delivered pursuant to this Investor Rights Agreement may be executed and delivered in one or more counterparts and by email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.

Section 4.6    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)     if to PubCo, to:

WHC Worldwide, LLC

1300 Lydia Ave.

Kansas City, MO, 64106

Attn.: Chief Executive Officer

Email: wmgeorge@ztrip.com

with copies (which shall not constitute notice) to:

Stinson LLP

1201 Walnut Street, Suite 2900

Kansas City, MO 64106

Attn.: Jack Bowling & Stephen Quinlivan

Email: jack.bowling@stinson.com

stephen.quinlivan@stinson.com

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(b)    if to any Seller, to the address set forth on the signature pages hereto:

(c)     if to any Founder Holder, to:

1922 Wildwood PL NE

Atlanta GA, 30324, USA
Attn: Steven Greenfield
E-mail: sg@spree1.com

with a copy (which shall not constitute notice) to:

Meitar Law Offices

16 Abba Hillel Rd.

Ramat Gan 5250608, Israel

Attn.: David Chertok

Email: dchertok@meitar.com

or to such other address as the party to whom notice is given may have furnished following the date of this Investor Rights Agreement and prior to such notice to the others in writing in the manner set forth above.

Section 4.7    Governing Law. This Investor Rights Agreement and the consummation of the transactions contemplated by this Investor Rights Agreement, and any action, suit, dispute, controversy or claim arising out of this Investor Rights Agreement and the consummation of the transactions contemplated by this Investor Rights Agreement, or the validity, interpretation, breach or termination of this Investor Rights Agreement and the consummation of the transactions contemplated by this Investor Rights Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 4.8    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS INVESTOR RIGHTS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS INVESTOR RIGHTS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS INVESTOR RIGHTS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS INVESTOR RIGHTS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.8.

Section 4.9    Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware and, in each case, the appellate court(s) therefrom), for the purposes of any proceeding, claim, demand, action or cause of action (“Proceeding”) (a) arising under this Investor Rights Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such

Annex J-19

court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Investor Rights Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Investor Rights Agreement or any of the transactions contemplated hereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 4.9 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (1) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (2) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (3) this Investor Rights Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 4.6 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 4.10    Specific Performance. Each Party hereby agrees and acknowledges that it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this Investor Rights Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at Law. Any such Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any Proceeding should be brought in equity to enforce any of the provisions of this Investor Rights Agreement, none of the Parties shall raise the defense that there is an adequate remedy at Law.

Section 4.11    Subsequent Acquisition of Shares. Any Equity Securities of PubCo or Operating Company acquired subsequent to the Effective Date by a Holder shall be subject to the terms and conditions of this Investor Rights Agreement and such Equity Securities shall be considered to be “Registrable Securities.”

Section 4.12    Legends. Each of the Holders acknowledges that (a) no Transfer, hypothecation or assignment of any Registrable Securities Beneficially Owned by such Holder may be made except in compliance with applicable federal and state securities Laws and (b) PubCo shall (i) place customary restrictive legends on the certificates or book entries representing the Registrable Securities subject to this Investor Rights Agreement and (ii) remove such restrictive legends at the time the applicable Transfer and other restrictions contemplated thereby are no longer applicable to the Registrable Securities represented by such certificates or book entries.

Section 4.13    No Third Party Liabilities. This Investor Rights Agreement may only be enforced against the named parties hereto. All claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to any of this Investor Rights Agreement, or the negotiation, execution or performance of this Investor Rights Agreement (including any representation or warranty made in or in connection with this Investor Rights Agreement or as an inducement to enter into this Investor Rights Agreement), may be made only against the Persons that are expressly identified as parties hereto, as applicable, and no past, present or future direct or indirect director, officer, employee, incorporator, member, partner, stockholder, Affiliate, portfolio company in which any such Party or any of its investment fund Affiliates have made a debt or equity investment (and vice versa), agent, attorney or representative of any Party (including any Person negotiating or executing this Investor Rights Agreement on behalf of a Party), unless a Party to this Investor Rights Agreement, shall have any liability or obligation with respect to this Investor Rights Agreement or with respect any claim or cause of action (whether in contract or tort) that may arise out of or relate to this Investor Rights Agreement, or the negotiation, execution or performance of this Investor Rights Agreement (including a representation or warranty made in or in connection with this Investor Rights Agreement or as an inducement to enter into this Investor Rights Agreement).

Section 4.14    Confidential Information. Each of the Parties recognizes that it, or its Affiliates and Representatives, has acquired or will acquire Confidential Information the use or disclosure of which could cause PubCo substantial loss and damages that could not be readily calculated and for which no remedy at Law would be adequate. Accordingly, each of the Parties covenants and agrees with PubCo that it will not (and will cause its respective controlled Affiliates and Representatives not to) at any time, except with the prior written consent of PubCo, directly or indirectly, disclose any Confidential Information known to it to any third party, unless (a) such information

Annex J-20

becomes known to the public through no fault of such Party, (b) disclosure is required by applicable Law or court of competent jurisdiction or requested by a Governmental Entity; provided that such Party promptly notifies PubCo of such requirement or request and takes commercially reasonable steps, at the sole cost and expense of PubCo, to minimize the extent of any such required disclosure, (c) such information was available or becomes available to such Party before, on or after the Effective Date, without restriction, from a source (other than PubCo) without any breach of duty to PubCo or (d) such information was independently developed by such Party or its Representatives without the use of Confidential Information. Notwithstanding the foregoing, nothing in this Investor Rights Agreement shall prohibit any Party from disclosing Confidential Information to any Affiliate, Representative, limited partner, member or shareholder of such Party; provided that such Person shall be bound by an obligation of confidentiality with respect to such Confidential Information and such Party shall be responsible for any breach of this Section 4.14 by any such Person. No Confidential Information shall be deemed to be provided to any Person, including any Affiliate of any Party, unless such Confidential Information is actually provided to such Person.

Section 4.15    Indemnification.

(a) In connection with any Registration Statement in which a Holder of Registrable Securities is participating, PubCo agrees to indemnify, to the extent permitted by law, each such Holder of Registrable Securities, its officers, directors, employees, advisors, agents, Representatives, members and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such Persons’ rights under this Section 4.15) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to PubCo by such Holder expressly for use therein. PubCo shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder. Notwithstanding the foregoing, the indemnity agreement contained in this Section 4.15(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of PubCo, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall, indemnify PubCo, its directors and officers and agents and each Person who controls PubCo (within the meaning of the Securities Act) and any other Holders of Registrable Securities participating in the Registration, against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of PubCo.

(c) Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party’s ability to defend such action) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall

Annex J-21

not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. PubCo and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event PubCo’s or such Holder’s indemnification is unavailable for any reason.

(e) If the indemnification provided under this Section 4.15 from the indemnifying party is held by a court of competent jurisdiction to be unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.15(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability except in the case of fraud or willful misconduct by such Holder. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 4.15(a), Section 4.15(b) and Section 4.15(c), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Parties agree that it would not be just and equitable if contribution pursuant to this Section 4.15(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.15(e). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to consideration pursuant to Section 4.15(e) from any Person who was not guilty of such fraudulent misrepresentation.

[Signature Pages Follow]

Annex J-22

IN WITNESS WHEREOF, each of the Parties has duly executed this Investor Rights Agreement as of the Effective Date.

PUBCO:
SPREE ACQUISITION CORP. 1 LIMITED
By:	/s/ Steven Greenfield
Name:	Steven Greenfield
Title:	Chairman of the Board
SPONSOR:
SPREE OPERANDI U.S. L.P
By:	/s/ Shay Kronfeld
Name:	Shay Kronfeld
Title:	Director

Annex J-23

SELLERS:
/s/ William M. George
William M. George
Address for notices:
1300 Lydia Ave.
Kansas City, MO 64106
YCC3, LLC
By:	/s/ Jamie Campolongo
Name:	Jamie Campolongo
Title:	Partner
Address for notices:
1825 Liverpool St.
Pittsburgh, PA 15233
Attention: Jamie Campolongo
BBLE, LLC
By:	/s/ Leo Morton
Name:	Leo Morton
Title:	President & COO
Address for notices:
4520 Main St. Suite 1500
Kansas City, MO 64111
Attention: Leo Morton

Annex J-24

WHCWW5 HOLDING, LLC
By:	/s/ Terry Oates
Name:	Terry Oates
Title:	CFO
Address for notices:
1300 Lydia Ave.
Kansas City, MO 64106
SPONSOR PRINCIPALS:
Solely for purposes of Article I, Section 2.11, Section 2.15, Section 2.16(a), Section 3.3 and Article IV:
/s/ Steven Greenfield
Steven Greenfield
/s/ Joachim Drees
Joachim Drees
/s/ Philipp von Hagen
Philipp von Hagen
/s/ Shay Kronfeld
Shay Kronfeld
/s/ Eran (Rani) Plaut
Eran (Rani) Plaut
/s/ David Riemenschneider
David Riemenschneider
/s/ Nir Sasson
Nir Sasson

Annex J-25

Exhibit A

Form of Joinder

This Joinder (this “Joinder”) to the Investor Rights Agreement, made as of            , is by and between (“Transferor”) and (“Transferee”).

WHEREAS, as of the date hereof, Transferee is acquiring Registrable Securities consisting of            (the “Acquired Interests”) from Transferor;

WHEREAS, Transferor is a party to that certain Investor Rights Agreement, dated as of October 29, 2022, by and among Spree Acquisition Corp. 1 Limited (“PubCo”) and the other persons party thereto (the “Investor Rights Agreement”); and

WHEREAS, Transferee is required, at the time of and as a condition to the Transfer of the Acquired Interests, to become a party to the Investor Rights Agreement by executing and delivering this Joinder, whereupon Transferee will be treated as a Party (with the same rights and obligations as Transferor) for all purposes of the Investor Rights Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.1    Definitions. To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the Investor Rights Agreement.

Section 1.2    Acquisition. Transferor hereby Transfers to Transferee all of the Acquired Interests.

Section 1.3    Joinder. Transferee hereby acknowledges and agrees that (a) Transferee has received and read the Investor Rights Agreement, (b) Transferee is acquiring the Acquired Interests in accordance with and subject to the terms and conditions of the Investor Rights Agreement and (c) Transferee will be treated as a Party (with the same rights and obligations as Transferor) for all purposes of the Investor Rights Agreement.

Section 1.4    Section 1.4 Notice. Any notice, demand or other communication under the Investor Rights Agreement shall be given to Transferee at the address set forth on the signature page hereto in accordance with Section 4.6 of the Investor Rights Agreement.

Section 1.5    Governing Law. This Joinder shall be governed by and construed in accordance with the Law of the State of Delaware.

Section 1.6    Counterparts; Electronic Delivery. This Joinder may be executed and delivered in one or more counterparts, by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Joinder or any document to be signed in connection with this Joinder shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

[Signature Pages Follow]

Annex J-26

IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by the parties as of the date first above written.

[TRANSFEROR]
By:
Name:
Title:
[TRANSFEREE]
By:
Name:
Title:
Address for notices:

Annex J-27

Annex K

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SPREE ACQUISITION CORP. 1 LIMITED
(ADOPTED BY SPECIAL RESOLUTION DATED 21 NOVEMBER 2021 AND EFFECTIVE ON            )

Annex K-1

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

SPREE ACQUISITION CORP. 1 LIMITED
(ADOPTED BY SPECIAL RESOLUTION DATED 21 NOVEMBER 2021 AND EFFECTIVE ON            )

1       The name of the Company is Spree Acquisition Corp. 1 Limited.

2       The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3       The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4       The liability of each Member is limited to the amount unpaid on such Member’s shares.

5       The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6       The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7       Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

Annex K-2

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

SPREE ACQUISITION CORP. 1 LIMITED
(ADOPTED BY SPECIAL RESOLUTION DATED 21 NOVEMBER 2021 AND EFFECTIVE ON )

1            Interpretation

1.1         In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”

means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the New York Stock Exchange, must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

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“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.

Annex K-4

“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”

means the option of the Underwriters to purchase up to an additional 15% of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means Spree Operandi U.S. LP, a Delaware limited partnership, and its successors or assigns.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Tax Filing Authorised Person”	means such person as any Director shall designate from time to time, acting severally.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

Annex K-5

“Trust Account”

means the trust account established by the Company upon the consummation of the IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2         In the Articles:

(a)  words importing the singular number include the plural number and vice versa;

(b)  words importing the masculine gender include the feminine gender;

(c)  words importing persons include corporations as well as any other legal or natural person;

(d)  “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)  “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)   references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)  any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)  the term “and/or” is used to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)   headings are inserted for reference only and shall be ignored in construing the Articles;

(j)   any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)  any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)   sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m) the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)  the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2            Commencement of Business

2.1         The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2         The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

Annex K-6

3            Issue of Shares and other Securities

3.1         Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Ordinary Share Conversion set out in the Articles.

3.2         The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3         The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4         The Company shall not issue Shares to bearer.

4            Register of Members

4.1         The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2         The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5            Closing Register of Members or Fixing Record Date

5.1         For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) days.

5.2         In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3         If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the

Annex K-7

resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6            Certificates for Shares

6.1         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2         The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3         If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4         Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5         Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7            Transfer of Shares

7.1         Subject to the terms of the Articles, any Member may transfer all or any of their Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option, warrant or unit.

7.2         The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8            Redemption, Repurchase and Surrender of Shares

8.1         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to

Annex K-8

be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)  Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)  Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Sponsor will own 20% of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)  Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3         The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4         The Directors may accept the surrender for no consideration of any fully paid Share.

9            Treasury Shares

9.1         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10          Variation of Rights of Shares

10.1       Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2       For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Annex K-9

10.3       The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11          Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of that person subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12          Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13          Lien on Shares

13.1       The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or their estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2       The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within 14 clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3       To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or their nominee shall be registered as the holder of the Shares comprised in any such transfer, and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4       The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14          Call on Shares

14.1       Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2       A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

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14.3       The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4       If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5       An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6       The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7       The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by that Member, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8       No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15          Forfeiture of Shares

15.1       If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2       If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3       A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4       A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by that person to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but that person’s liability shall cease if and when the Company shall have received payment in full of all monies due and payable by them in respect of those Shares.

15.5       A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6       The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

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16          Transmission of Shares

16.1       If a Member dies, the survivor or survivors (where they were a joint holder), or their legal personal representatives (where they were a sole holder), shall be the only persons recognised by the Company as having any title to the deceased Member’s Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which the Member was a joint or sole holder.

16.2       Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by that person to the Company, either to become the holder of such Share or to have some person nominated by them registered as the holder of such Share. If they elect to have another person registered as the holder of such Share they shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution, as the case may be.

16.3       A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which they would be entitled if they were the holder of such Share. However, they shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by them registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17          Class B Ordinary Share Conversion

17.1       The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the conversion rights referred to in this Article.

17.2       Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof; or (b) automatically on the day of the consummation of a Business Combination.

17.3       Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the consummation of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the consummation of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, 20% of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor or its Affiliates upon conversion of working capital loans made to the Company.

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17.4       Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5       The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6       Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7       References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8       Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18          Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1       The Company may by Ordinary Resolution:

(a)  increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)  consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)  convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)  by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)  cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2       All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3       Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 29.4, the Company may by Special Resolution:

(a)  change its name;

(b)  alter or add to the Articles;

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(c)  alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)  reduce its share capital or any capital redemption reserve fund.

19          Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20          General Meetings

20.1       All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2       The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3       The Directors, the chief executive officer or the chairperson of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

20.4       Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.\

21          Notice of General Meetings

21.1       At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)  in the case of an annual general meeting, by all of the Members entitled to attend and vote at the meeting; and

(b)  in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Shares giving that right.

21.2       The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22          Proceedings at General Meetings

22.1       No business shall be transacted at any general meeting unless a quorum is present. The holders of one-third of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

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22.2       A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3       A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4       If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5       The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairperson of a general meeting of the Company or, if the Directors do not make any such appointment, the chairperson, if any, of the board of Directors shall preside as chairperson at such general meeting. If there is no such chairperson, or if the person shall not be present within 15 minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairperson of the meeting.

22.6       If no Director is willing to act as chairperson or if no Director is present within 15 minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairperson of the meeting.

22.7       The chairperson may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8       When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9       If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10     When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11     A resolution put to the vote of the meeting shall be decided on a poll.

22.12     A poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13     A poll demanded on the election of a chairperson or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairperson of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14     In the case of an equality of votes the chairperson shall be entitled to a second or casting vote.

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23          Votes of Members

23.1       Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which they are the holder.

23.2       In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3       A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by their committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4       No person shall be entitled to vote at any general meeting unless they are registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by them in respect of Shares have been paid.

23.5       No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairperson whose decision shall be final and conclusive.

23.6       Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7       A Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

24          Proxies

24.1       The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of their attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2       The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3       The chairperson may in any event at their discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairperson, shall be invalid.

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24.4       The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5       Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25          Corporate Members

25.1       Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as the corporation could exercise if it were an individual Member.

25.2       If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26          Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27          Directors

27.1       There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

28          Powers of Directors

28.1       Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2       All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3       The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to their surviving spouse, civil partner or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

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28.4       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29          Appointment and Removal of Directors

29.1       Prior to the consummation of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the consummation of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2       The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3       After the consummation of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4       Prior to the consummation of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by at least 90% of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

30          Vacation of Office of Director

The office of a Director shall be vacated if:

(a)  the Director gives notice in writing to the Company that they resign the office of Director; or

(b)  the Director is absent (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that they have by reason of such absence vacated office; or

(c)  the Director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or

(d)  the Director is found to be or becomes of unsound mind; or

(e)  all of the other Directors (being not less than two in number) determine that the Director should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31          Proceedings of Directors

31.1       The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

31.2       Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairperson shall have a second or casting vote.

31.3       A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairperson is located at the start of the meeting.

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31.4       A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5       A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6       The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7       The Directors may elect a chairperson of their board and determine the period for which they are to hold office; but if no such chairperson is elected, or if at any meeting the chairperson is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairperson of the meeting.

31.8       All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9       A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by that Director. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32          Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting or unless they shall file their written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33          Directors’ Interests

33.1       A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2       A Director may act on their own or by, through or on behalf of their firm in a professional capacity for the Company and they or their firm shall be entitled to remuneration for professional services as if they were not a Director.

33.3       A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by them as a director or officer of, or from their interest in, such other company.

33.4       No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way

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interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

33.5       A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34          Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35          Delegation of Directors’ Powers

35.1       The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2       The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3       The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4       The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

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35.5       The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in them.

35.6       The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of their appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate their office at any time if they give notice in writing to the Company that they resign their office.

36          No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37          Remuneration of Directors

37.1       The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2       The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond that Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a Director.

38          Seal

38.1       The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2       The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3       A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over their signature alone to any document of the Company required to be authenticated by them under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39          Dividends, Distributions and Reserve

39.1       Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which
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the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2       Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3       The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by the Member to the Company on account of calls or otherwise.

39.4       The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5       Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6       The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7       Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8       No Dividend or other distribution shall bear interest against the Company.

39.9       Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40          Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby

Annex K-22

the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41          Books of Account

41.1       The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2       The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3       The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42          Audit

42.1       The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2       Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

42.3       If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4       The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5       If the office of Auditor becomes vacant by resignation or death of the Auditor, or by their becoming incapable of acting by reason of illness or other disability at a time when their services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6       Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7       Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

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42.8       Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

42.9       The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

42.10     At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

43          Notices

43.1       Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, telex, fax or email to such Member or to such Member’s address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2       Where a notice is sent by:

(a)  courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)  post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)  telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)  email or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient; and

(e)  placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3       A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4       Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves because they are a legal personal representative or a trustee in bankruptcy of a Member where the Member but for their death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

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44          Winding Up

44.1       If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)  if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)  if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2       If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45          Indemnity and Insurance

45.1       Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2       The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3       The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46          Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

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47          Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48          Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49          Business Combination

49.1       Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2       Prior to the consummation of a Business Combination, the Company shall either:

(a)  submit such Business Combination to its Members for approval; or

(b)  provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 upon consummation of such Business Combination..

49.3       If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4       At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5       Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of their or any other person with whom they are acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming

Annex K-26

Member, regardless of whether they are voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and in connection with its consummation. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).

49.6       A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7       In the event that the Company does not consummate a Business Combination within 15 months from the consummation of the IPO (or up to 21 months if such date is extended as described in the prospectus relating to the IPO), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)  cease all operations except for the purpose of winding up;

(b)  as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)  as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8       In the event that any amendment is made to the Articles:

(a)  to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100% of the Public Shares if the Company does not consummate a Business Combination within 15 months from the consummation of the IPO (or up to 21 months if such date is extended as described in the prospectus relating to the IPO), or such later time as the Members may approve in accordance with the Articles; or

(b)  with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.9       A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

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49.10     After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)  receive funds from the Trust Account; or

(b)  vote as a class with Public Shares on a Business Combination.

49.11     The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)  any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

(b)  any Director or Officer and any Affiliate of such Director or Officer.

49.12     A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.13     As long as the securities of the Company are listed on the New York Stock Exchange, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

50          Certain Tax Filings

Each Tax Filing Authorised Person and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

51          Business Opportunities

51.1       To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself or themself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

51.2       Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

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51.3       To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

52          Forum for Adjudication of Disputes

52.1       Unless the Company consents in writing to the selection of an alternative forum, with respect to any causes of action arising under the United States Securities Act of 1933 as amended, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended, against any person or entity, including such claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants, or underwriters.

52.2       Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum and the Articles or otherwise related in any way to each Shareholder’s shareholding in the Company, including but not limited to (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Statute and each Shareholder shall be deemed to have irrevocably submitted to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. Without prejudice to any other rights or remedies that the Company may have, each Shareholder shall also be deemed to have acknowledged and agreed that damages alone would not be an adequate remedy for any breach of this Article 51.2 and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Article 51.2.

52.3       Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article.

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Annex L

Earn-Out Warrant

Annex L-1

WARRANT

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW AND, IF THE CORPORATION REQUESTS, AN OPINION SATISFACTORY TO THE CORPORATION TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.

THIS WARRANT (AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT) IS SUBJECT TO AN INVESTOR RIGHTS AGREEMENT, DATED AS OF OCTOBER 29, 2022, BY AND AMONG THE COMPANY (AS DEFINED BELOW), SPREE OPERANDI U.S. LP, CERTAIN STOCKHOLDERS OF THE COMPANY, THE ORIGINAL HOLDER HEREOF, AND THE OTHER PARTIES THERETO (AS AMENDED FROM TIME TO TIME, THE “INVESTOR RIGHTS AGREEMENT”).

Warrant Certificate No.:

Original Issue Date:

FOR VALUE RECEIVED, WHC Worldwide, Inc., a Delaware corporation formerly known as Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company (the “Company”), hereby certifies that William M. George, or his registered assigns (the “Holder”) is entitled to purchase from the Company a total of 1,500,000 duly authorized, validly issued, fully paid and nonassessable shares of Class A Common Stock upon one or more Exercisability Events (as defined herein) at the applicable Exercise Price (as defined herein) (subject to adjustment as provided herein), all subject to the terms, conditions and adjustments set forth below in this Warrant. Certain capitalized terms used herein are defined in Section 1 hereof.

This Warrant has been issued pursuant to the terms of the Business Combination Agreement, dated as of October 29, 2022 (the “Business Combination Agreement”), by and between Spree Acquisition Corp. 1 Limited, a Cayman Islands exempted company, and WHC Worldwide, LLC, a Missouri limited liability company. This Warrant is the “Earnout Warrant” as defined in the Business Combination Agreement. Subsequent to the date of the Business Combination Agreement, Spree Acquisition Corp. 1 Limited changed its name to WHC Worldwide, Inc. pursuant to the terms of the Business Combination Agreement.

1. Definitions. As used in this Warrant, the following terms have the respective meanings set forth below:

“Aggregate Exercise Price” means an amount equal to the product of (a) the number of Exercisable Warrant Shares in respect of which this Warrant is then being exercised pursuant to Section 4 hereof, multiplied by (b) the Exercise Price for the applicable Exercisability Event in effect as of the Exercise Date in accordance with the terms of this Warrant.

“Board” means the board of directors of the Company.

“Business Combination Agreement” has the meaning set forth in the preamble.

“Business Day” means any day, except a Saturday, Sunday or legal holiday, on which banking institutions in the city of New York, New York are authorized or obligated by law or executive order to close.

“Class A Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company, and any capital stock into which such Class A Common Stock shall have been converted, exchanged or reclassified following the date hereof.

“Company” has the meaning set forth in the preamble.

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“Convertible Securities” means any securities (directly or indirectly) convertible into or exchangeable for Class A Common Stock, but excluding Options.

“Earnout Period” means the period between the date hereof and the earlier of (i) the fourth (4th) year anniversary of such date and (ii) the date on which the original Holder of this Warrant ceases to be employed by the Company.

“Exercisability Event” has the meaning set forth in Section 2.

“Exercisable Warrant Shares” means Warrant Shares which have fully vested and become exercisable pursuant to Section 2.

“Exercise Date” means, for any given exercise of this Warrant, the date on which the conditions to such exercise as set forth in Section 3 shall have been satisfied at or prior to 5:00 p.m., New York time, on a Business Day, including, without limitation, the receipt by the Company of the Exercise Notice, the Warrant and the Aggregate Exercise Price.

“Exercise Notice” has the meaning set forth in Section 4(a)(i).

“Exercise Period” has the meaning set forth in Section 3.

“Exercise Price” means the greater of $10.00 per share and the closing price of Class A Common Stock on the Closing Date.

“Fair Market Value” means, as of any particular date: (a) the volume weighted average of the closing sales prices of the Class A Common Stock for such day on all domestic securities exchanges on which the Class A Common Stock may at the time be listed; (b) if there have been no sales of the Class A Common Stock on any such exchange on any such day, the average of the highest bid and lowest asked prices for the Class A Common Stock on all such exchanges at the end of such day; (c) if on any such day the Class A Common Stock is not listed on a domestic securities exchange, the closing sales price of the Class A Common Stock as quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association for such day; or (d) if there have been no sales of the Class A Common Stock on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association on such day, the average of the highest bid and lowest asked prices for the Class A Common Stock quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association at the end of such day; in each case, averaged over twenty (20) consecutive Business Days ending on the Business Day immediately prior to the day as of which “Fair Market Value” is being determined; provided, that if the Class A Common Stock is listed on any domestic securities exchange, the term “Business Day” as used in this sentence means Business Days on which such exchange is open for trading. If at any time the Class A Common Stock is not listed on any domestic securities exchange or quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association, the “Fair Market Value” of the Class A Common Stock shall be the fair market value per share as determined jointly by the Board and the Holder; provided, that if the Board and the Holder are unable to agree on the fair market value per share of the Class A Common Stock within a reasonable period of time (not to exceed 30 days from the Company’s receipt of the Exercise Notice), such fair market value shall be determined by a nationally recognized investment banking, accounting or valuation firm jointly selected by the Board and the Holder. The determination of such firm shall be final and conclusive, and the fees and expenses of such valuation firm shall be borne by the Company.

In determining the Fair Market Value of the Class A Common Stock, an orderly sale transaction between a willing buyer and a willing seller shall be assumed, using valuation techniques then prevailing in the securities industry without regard to the lack of liquidity of the Class A Common Stock due to any restrictions (contractual or otherwise) applicable thereto or any discount for minority interests and assuming full disclosure of all relevant information and a reasonable period of time for effectuating such sale and assuming the sale of all of the issued and outstanding Class A Common Stock (including fractional interests) calculated on a fully diluted basis to include the conversion or exchange of all securities then outstanding that are convertible into or exchangeable for Class A Common Stock and the exercise of all rights and warrants then outstanding and exercisable to purchase shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock; provided, that such assumption shall

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not include those securities, rights and warrants (a) owned or held by or for the account of the Company or any of its subsidiaries, or (b) convertible or exchangeable into Class A Common Stock where the conversion, exchange or exercise price per share is greater than the Fair Market Value.

Notwithstanding anything to the contrary in this Warrant to the contrary, the Fair Market Value of the Class A Common Stock shall be determined in compliance with Treasury Regulation Section 1.409A-1(b)(5)(v).

“Holder” has the meaning set forth in the preamble.

“Options” means any options to acquire Class A Common Stock.

“Original Issue Date” means the date on which the Warrant was issued by the Company pursuant to the Business Combination Agreement.

“OTC Bulletin Board” means the Financial Industry Regulatory Authority OTC Bulletin Board electronic inter-dealer quotation system.

“Person” means any individual, sole proprietorship, partnership, limited liability company, corporation, joint venture, trust, incorporated organization or government or department or agency thereof.

“Pink OTC Markets” means the OTC Markets Group Inc. electronic inter-dealer quotation system, including OTCQX, OTCQB and OTC Pink.

“Proceeding” has the meaning set forth in the Business Combination Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by a majority of the independent directors of the Board.

“Warrant” means this Warrant and all warrants issued upon division or combination of, or in substitution for, this Warrant.

“Warrant Shares” means the shares of Class A Common Stock then purchasable upon exercise of this Warrant1 in accordance with the terms of this Warrant.

2. Exercisability of Warrant. Notwithstanding any other provision herein, the Warrant Shares subject to this Warrant shall fully vest upon the initial occurrence of each of the following events (each, an “Exercisability Event”) and shall be exercisable at the Exercise Price:

(a) 500,000 Warrant Shares subject to this Warrant shall fully vest and be exercisable if, during the Earnout Period, the VWAP of Class A Common Stock equals or exceeds $14.00 for any twenty (20) trading days within a period of thirty (30) consecutive trading days;

(b) 500,000 Warrant Shares subject to this Warrant shall fully vest and be exercisable if, during the Earnout Period, the VWAP of Class A Common Stock equals or exceeds $18.00 for any twenty (20) trading days within a period of thirty (30) consecutive trading days; and

(c) 500,000 Warrant Shares subject to this Warrant shall fully vest and be exercisable if, during the Earnout Period, the VWAP of Class A Common Stock equals or exceeds $22.00 for any twenty (20) trading days within a period of thirty (30) consecutive trading days.

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3. Term of Exercisability. Subject to the terms and conditions hereof, at any time or from time to time following an Exercisability Event, the Exercisable Warrant Shares which have fully vested and became exercisable pursuant to Section 2 shall remain exercisable through 5:00 p.m., New York time, on the fifth (5th) anniversary of the date upon which the Warrant Shares, respectively, fully vest and become exercisable pursuant to Section 2, if such day is not a Business Day, on the next preceding Business Day (for each Exercisability Event, the “Exercise Period”), and the Holder of this Warrant may exercise this Warrant for all or any part of the Exercisable Warrant Shares as a result of such Exercisability Event (subject to adjustment as provided herein). This Warrant shall expire without further action of the Company effective immediately upon the end of the Exercise Period.

4. Exercise of Warrant.

(a) Exercise Procedure. This Warrant may be exercised from time to time on any Business Day during any Exercise Period, for all or any part of the unexercised Exercisable Warrant Shares, upon:

(i) surrender of this Warrant to the Company at its then principal executive office (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction), together with an Exercise Notice in the form attached hereto as Exhibit A (each, an “Exercise Notice”), duly completed (including specifying the number of Exercisable Warrant Shares to be purchased and pursuant to which Exercisability Event such Exercisable Warrant Shares have fully vested and are exercisable) and executed;

(ii) payment to the Company of the Aggregate Exercise Price in accordance with Section 4(b); and

(iii) payment or other satisfaction of any required withholding of applicable federal, state, and local tax obligations in accordance with Section 4(c).

(b) Payment of the Aggregate Exercise Price. Payment of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in the Exercise Notice, by the following methods:

(i) by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such Aggregate Exercise Price;

(ii) by instructing the Company to issue Warrant Shares then issuable upon exercise of all or any part of this Warrant on a net basis such that, without payment of any cash consideration or other immediately available funds, the Holder shall surrender this Warrant in exchange for the number of Exercisable Warrant Shares as is computed using the following formula:

Where:

X = the number of Exercisable Warrant Shares to be issued to the Holder.

Y = the total number of Exercisable Warrant Shares for which the Holder has elected to exercise this Warrant pursuant to Section 4(a).

A = the Fair Market Value of one Warrant Share as of the applicable Exercise Date.

B = the Exercise Price in effect under this Warrant for the applicable Exercisability Event as of the applicable Exercise Date.

X = Y(A - B) ÷ A

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(iii) by surrendering to the Company (x) Exercisable Warrant Shares previously acquired by the Holder with an aggregate Fair Market Value as of the Exercise Date equal to such Aggregate Exercise Price and/or (y) other securities of the Company having a value as of the Exercise Date equal to the Aggregate Exercise Price (which value in the case of debt securities shall be the principal amount thereof plus accrued and unpaid interest, in the case of preferred stock shall be the liquidation value thereof plus accumulated and unpaid dividends and in the case of shares of Class A Common Stock shall be the Fair Market Value thereof); or

(iv) any combination of the foregoing.

In the event of any withholding of Warrant Shares or surrender of other equity securities pursuant to clause (ii), (iii) or (iv) above where the number of shares whose value is equal to the Aggregate Exercise Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share and the Company shall make a cash payment to the Holder (by delivery of a certified or official bank check or by wire transfer of immediately available funds) based on the incremental fraction of a share being so withheld by or surrendered to the Company in an amount equal to the product of (x) such incremental fraction of a share being so withheld or surrendered multiplied by (y) in the case of Class A Common Stock, the Fair Market Value per Warrant Share as of the Exercise Date, and, in all other cases, the value thereof as of the Exercise Date determined in accordance with clause (iii)(y) above.

(c) Prior to the issuance of Warrant Shares upon the exercise of the Warrant, the Holder must make arrangements satisfactory to the Company to pay or provide for any applicable federal, state and local withholding obligations of the Company. The Holder may satisfy any federal, state or local tax withholding obligation relating to the exercise of the Warrant by (i) tendering a cash payment; or (ii) delivering to the Company previously owned and unencumbered shares of Common Stock.

(d) Delivery of Stock Certificates. Upon receipt by the Company of the Exercise Notice, surrender of this Warrant and payment of the Aggregate Exercise Price (in accordance with Section 4(a) hereof), the Company shall, as promptly as practicable, and in any event within 3 Business Days thereafter, execute (or cause to be executed) and deliver (or cause to be delivered) to the Holder a certificate or certificates representing the Exercisable Warrant Shares issuable upon such exercise, together with cash in lieu of any fraction of a share, as provided in Section 4(e) hereof. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the exercising Holder shall reasonably request in the Exercise Notice and shall be registered in the name of the Holder or, subject to compliance with Section 8 below, such other Person’s name as shall be designated in the Exercise Notice. This Warrant shall be deemed to have been exercised and such certificate or certificates of Exercisable Warrant Shares shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares for all purposes, as of the Exercise Date.

(e) Fractional Shares. The Company shall not be required to issue a fractional Exercisable Warrant Share upon exercise of any Warrant. As to any fraction of an Exercisable Warrant Share that the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay to such Holder an amount in cash (by delivery of a certified or official bank check or by wire transfer of immediately available funds) equal to the product of (i) such fraction multiplied by (ii) the Fair Market Value of one Warrant Share on the Exercise Date.

(f) Delivery of New Warrant. Unless the purchase rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, at the time of delivery of the certificate or certificates representing the Exercisable Warrant Shares being issued in accordance with Section 4(d) hereof, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unexpired and unexercised Warrant Shares called for by this Warrant. Such new Warrant shall in all other respects be identical to this Warrant.

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(g) Valid Issuance of Warrant and Warrant Shares; Payment of Taxes. With respect to the exercise of this Warrant, the Company hereby represents, covenants and agrees:

(i) This Warrant is, and any Warrant issued in substitution for or replacement of this Warrant shall be, upon issuance, duly authorized and validly issued.

(ii) All Warrant Shares issuable upon the exercise of this Warrant pursuant to the terms hereof shall be, upon issuance, and the Company shall take all such actions as may be necessary or appropriate in order that such Warrant Shares are, validly issued, fully paid and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company and free and clear of all taxes, liens and charges.

(iii) The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares are issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Class A Common Stock or other securities constituting Warrant Shares may be listed at the time of such exercise (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

(iv) The Company shall use its best efforts to cause the Warrant Shares, immediately upon such exercise, to be listed on any domestic securities exchange upon which shares of Class A Common Stock or other securities constituting Warrant Shares are listed at the time of such exercise.

(v) The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery of Warrant Shares upon exercise of this Warrant; provided, that the Company shall not be required to pay any tax or governmental charge that may be imposed with respect to any applicable withholding or the issuance or delivery of the Warrant Shares to any Person other than the Holder, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company that such tax has been paid.

(h) Conditional Exercise. Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may at the election of the Holder be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

(i) Reservation of Shares. Following the Original Issue Date, the Company shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock or other securities constituting Warrant Shares, solely for the purpose of issuance upon the exercise of this Warrant, the maximum number of Warrant Shares issuable upon the exercise of this Warrant, and the par value per Warrant Share shall at all times be less than or equal to the applicable Exercise Price. The Company shall not increase the par value of any Warrant Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Class A Common Stock upon the exercise of this Warrant.

5. Adjustment to Exercise Price and Number of Warrant Shares. In order to prevent dilution of the purchase rights granted under this Warrant, the Exercise Price and the number of Warrant Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 5 (in each case, after taking into consideration any prior adjustments pursuant to this Section 5); provided that no adjustment shall be made that constitutes a modification, as defined in Treasury Regulations Section 1.409A-1(b)(5)(v), of the Warrant.

(a) [Reserved.]

(b) Adjustment to Exercise Price and Warrant Shares Upon Subdivision or Combination of Class A Common Stock. If the Company shall, at any time or from time to time after the Original Issue Date, subdivide

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(by any stock split, recapitalization or otherwise) its outstanding shares of Class A Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to any such dividend, distribution or subdivision shall be proportionately reduced and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately increased. If the Company at any time combines (by combination, reverse stock split or otherwise) its outstanding shares of Class A Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately decreased. Any adjustment under this Section 5(b) shall become effective at the close of business on the date the dividend, subdivision or combination becomes effective.

(c) Adjustment to Exercise Price and Warrant Shares Upon Reorganization, Reclassification, Consolidation or Merger. In the event of any (i) capital reorganization of the Company, (ii) reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), (iii) consolidation or merger of the Company with or into another Person, (iv) sale of all or substantially all of the Company’s assets to another Person or (v) other similar transaction (other than any such transaction covered by Section 5(b)), in each case which entitles the holders of Class A Common Stock to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Class A Common Stock, each Warrant shall, immediately after such reorganization, reclassification, consolidation, merger, sale or similar transaction, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Warrant Shares then potentially exercisable following an Exercisability Event under this Warrant, be exercisable for the kind and number of shares of stock or other securities or assets of the Company or of the successor Person resulting from such transaction to which the Holder would have been entitled upon such reorganization, reclassification, consolidation, merger, sale or similar transaction if the Holder had exercised this Warrant in full immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale or similar transaction and acquired the applicable number of Warrant Shares then issuable hereunder as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of this Warrant); and, in such case, appropriate adjustment (in form and substance satisfactory to the Holder) shall be made with respect to the Holder’s rights under this Warrant to insure that the provisions of this Section 5 hereof shall thereafter be applicable, as nearly as possible, to this Warrant in relation to any shares of stock, securities or assets thereafter acquirable upon exercise of this Warrant (including, in the case of any consolidation, merger, sale or similar transaction in which the successor or purchasing Person is other than the Company, an immediate adjustment in the Exercise Price to the value per share for the Class A Common Stock reflected by the terms of such consolidation, merger, sale or similar transaction, and a corresponding immediate adjustment to the number of Warrant Shares acquirable upon exercise of this Warrant without regard to any limitations or restrictions on exercise, if the value so reflected is less than the Exercise Price in effect immediately prior to such consolidation, merger, sale or similar transaction). The provisions of this Section 5(c) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or similar transactions. The Company shall not effect any such reorganization, reclassification, consolidation, merger, sale or similar transaction unless, prior to the consummation thereof, the successor Person (if other than the Company) resulting from such reorganization, reclassification, consolidation, merger, sale or similar transaction, shall assume, by written instrument substantially similar in form and substance to this Warrant and satisfactory to the Holder, the obligation to deliver to the Holder such shares of stock, securities or assets which, in accordance with the foregoing provisions, such Holder shall be entitled to receive upon exercise of this Warrant. Notwithstanding anything to the contrary contained herein, with respect to any corporate event or other transaction contemplated by the provisions of this Section 5(c), the Holder shall have the right to elect, prior to the consummation of such event or transaction, to give effect to the exercise rights contained in Section 2 subject to the terms and conditions of Section 2 instead of giving effect to the provisions contained in this Section 5(c) with respect to this Warrant.

(d) Certain Events. If any event of the type contemplated by the provisions of this Section 5 but not expressly provided for by such provisions occurs, then the Board shall make an appropriate adjustment in the Exercise Price and the number of Warrant Shares issuable upon exercise of this Warrant so as to protect the rights of the Holder in a manner consistent with the provisions of this Section 5; provided, that no such

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adjustment pursuant to this Section 5(d) shall increase the Exercise Price or decrease the number of Warrant Shares issuable as otherwise determined pursuant to this Section 5.

(e) Certificate as to Adjustment.

(i) As promptly as reasonably practicable following any adjustment of the Exercise Price, but in any event not later than 20 Business Days thereafter, the Company shall furnish to the Holder a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii) As promptly as reasonably practicable following the receipt by the Company of a written request by the Holder, but in any event not later than 20 Business Days thereafter, the Company shall furnish to the Holder a certificate of an executive officer certifying the Exercise Price then in effect and the number of Warrant Shares or the amount, if any, of other shares of stock, securities or assets then issuable upon exercise of the Warrant.

(f) Notices. In the event:

(i) that the Company shall take a record of the holders of its Class A Common Stock (or other capital stock or securities at the time issuable upon exercise of the Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(ii) of any capital reorganization of the Company, any reclassification of the Class A Common Stock of the Company, any consolidation or merger of the Company with or into another Person, or sale of all or substantially all of the Company’s assets to another Person; or

(iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company shall send or cause to be sent to the Holder at least 20 Business Days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Company shall close or a record shall be taken with respect to which the holders of record of Class A Common Stock (or such other capital stock or securities at the time issuable upon exercise of the Warrant) shall be entitled to exchange their shares of Class A Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Warrant and the Warrant Shares.

6. [Reserved.]

7. Investor Rights Agreement. This Warrant and all Warrant Shares issuable upon exercise of this Warrant are and shall become subject to, and have the benefit of, the Investor Rights Agreement, and the Holder shall be required, for so long as the Holder holds this Warrant or any Warrant Shares, to become and remain a party to the Investor Rights Agreement.

8. Transfer of Warrant. This Warrant is nontransferable, except for transfers by the Holder to an heir or devisee of the Holder.

9. Holder Not Deemed a Stockholder; Limitations on Liability. Except as otherwise specifically provided herein (including Section 5(a)), prior to the issuance to the Holder of the Warrant Shares to which the Holder is then entitled to receive upon the due exercise of this Warrant, the Holder shall not be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of

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stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 9, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

10. Replacement on Loss; Division and Combination.

(a) Replacement of Warrant on Loss. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and upon delivery of an indemnity reasonably satisfactory to it (it being understood that a written indemnification agreement or affidavit of loss of the Holder shall be a sufficient indemnity) and, in case of mutilation, upon surrender of such Warrant for cancellation to the Company, the Company at its own expense shall execute and deliver to the Holder, in lieu hereof, a new Warrant of like tenor and exercisable for an equivalent number of Warrant Shares as the Warrant so lost, stolen, mutilated or destroyed; provided, that, in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

(b) Division and Combination of Warrant. Subject to compliance with the applicable provisions of this Warrant and the Investor Rights Agreement as to any transfer or other assignment which may be involved in such division or combination, this Warrant may be divided or, following any such division of this Warrant, subsequently combined with other Warrants, upon the surrender of this Warrant or Warrants to the Company at its then principal executive offices, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the respective Holders or their agents or attorneys. Subject to compliance with the applicable provisions of this Warrant and the Investor Rights Agreement as to any transfer or assignment which may be involved in such division or combination, the Company shall at its own expense execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants so surrendered in accordance with such notice. Such new Warrant or Warrants shall be of like tenor to the surrendered Warrant or Warrants and shall be exercisable in the aggregate for an equivalent number of Warrant Shares as the Warrant or Warrants so surrendered in accordance with such notice.

11. No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or By-laws, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but shall at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the Holder in order to protect the exercise rights of the Holder against dilution or other impairment, consistent with the tenor and purpose of this Warrant.

12. Compliance with the Securities Act.

(a) Agreement to Comply with the Securities Act; Legend. The Holder, by acceptance of this Warrant, agrees to comply in all respects with the provisions of this Section 12 and the restrictive legend requirements set forth on the face of this Warrant and further agrees that such Holder shall not offer, sell or otherwise dispose of this Warrant or any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act of 1933, as amended (the “Securities Act”). This Warrant and all Warrant Shares issued upon exercise of this Warrant (unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:

“THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER

Annex L-10

APPLICABLE STATE AND FOREIGN LAW AND, IF THE CORPORATION REQUESTS, AN OPINION SATISFACTORY TO THE CORPORATION TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.”

(b) Representations of the Holder. In connection with the issuance of this Warrant, the Holder specifically represents, as of the date hereof, to the Company by acceptance of this Warrant as follows:

(i) The Holder is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Holder is acquiring this Warrant and the Warrant Shares to be issued upon exercise hereof for investment for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act.

(ii) The Holder understands and acknowledges that this Warrant and the Warrant Shares to be issued upon exercise hereof are “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Securities Act only in certain limited circumstances. In addition, the Holder represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(iii) The Holder acknowledges that it can bear the economic and financial risk of its investment for an indefinite period, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and the Warrant Shares. The Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Warrant and the business, properties, prospects and financial condition of the Company.

13. Warrant Register. The Company shall keep and properly maintain at its principal executive offices books for the registration of the Warrant and any transfers thereof. The Company may deem and treat the Person in whose name the Warrant is registered on such register as the Holder thereof for all purposes, and the Company shall not be affected by any notice to the contrary, except any assignment, division, combination or other transfer of the Warrant effected in accordance with the provisions of this Warrant.

14. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14).

If to the Company:	WHC Worldwide, Inc. 1300 Lydia Ave. Kansas City, MO, 64106 Attn.: Chief Executive Officer Email: wmgeorge@ztrip.com

with a copy to:	Stinson LLP 1201 Walnut Street, Suite 2900 Kansas City, MO 64106 Attn.: Jack Bowling & Stephen Quinlivan Email: jack.bowling@stinson.com stephen.quinlivan@stinson.com

If to the Holder:	William M. George 1300 Lydia Ave. Kansas City, MO, Email: wmgeorge@ztrip.com

Annex L-11

15. Cumulative Remedies. Except to the extent expressly provided in Section 9 to the contrary, the rights and remedies provided in this Warrant are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.

16. Equitable Relief. Each of the Company and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Warrant would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

17. Entire Agreement. This Warrant, together with the Investor Rights Agreement and the Business Combination Agreement, constitutes the sole and entire agreement of the parties to this Warrant with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Warrant, the Investor Rights Agreement and the Business Combination Agreement, the statements in the body of this Warrant shall control.

18. Successor and Assigns. This Warrant and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of the Company and the successors and permitted assigns of the Holder. Such successors and/or permitted assigns of the Holder shall be deemed to be a Holder for all purposes hereunder.

19. No Third-Party Beneficiaries. This Warrant is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant.

20. Headings. The headings in this Warrant are for reference only and shall not affect the interpretation of this Warrant.

21. Amendment and Modification; Waiver. Except as otherwise provided herein, this Warrant may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by the Company or the Holder of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Warrant shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

22. Severability. If any term or provision of this Warrant is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.

23. Taxes. This Warrant is intended to be a stock right that does not provide for a deferral of compensation under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and shall be interpreted and administered consistent with such intent; provided that, notwithstanding the foregoing, the Company shall have no obligation to ensure that the Warrant does not provide for a deferral of compensation under Section 409A and shall not be liable to Holder for any taxes or penalty arising under Section 409A. The Company (a) makes no representation or undertakings regarding the treatment of any income tax, social insurance, payroll tax, or tax-related withholding (“Tax-Related Items”) in connection with the grant, vesting, or exercise of the Warrant or the subsequent sale of any shares acquired on exercise; and (b) does not commit to structure the Warrant to reduce or eliminate the Holder’s liability for Tax-Related Items.

Annex L-12

24. Governing Law. This Warrant and the consummation of the transactions contemplated by this Warrant, and any action, suit, dispute, controversy or claim arising out of this Warrant and the consummation of the transactions contemplated by this Warrant, or the validity, interpretation, breach or termination of this Warrant and the consummation of the transactions contemplated by this Warrant shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

25. Submission to Jurisdiction. Each of the Company and Holder irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware and, in each case, the appellate court(s) therefrom), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Warrant or (b) in any way connected with or related or incidental to the dealings of the Company and Holder in respect of this Warrant or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each of the Company and Holder hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against the Company or Holder (i) arising under this Warrant or (ii) in any way connected with or related or incidental to the dealings of the Company or Holder in respect of this Agreement or any of the transactions contemplated hereby, (A) any claim that the Company or Holder is not personally subject to the jurisdiction of the courts as described in this Section 24 for any reason, (B) that the Company or Holder or such Person’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (1) the Proceeding, claim, demand, action or cause of action in any such court is brought against the Company or Holder in an inconvenient forum, (2) the venue of such Proceeding, claim, demand, action or cause of action against the Company or Holder is improper or (3) this Agreement, or the subject matter hereof, may not be enforced against the Company or Holder in or by such courts. Each of the Company and Holder agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 14 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

26. Waiver of Jury Trial. EACH OF THE COMPANY AND HOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS WARRANT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE COMPANY OR HOLDER IN RESPECT OF THIS WARRANT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE COMPANY AND HOLDER EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE COMPANY OR HOLDER MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS WARRANT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH OF THE COMPANY AND HOLDER CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH OF THE COMPANY AND HOLDER UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH OF THE COMPANY AND HOLDER MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OF THE COMPANY AND HOLDER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 26.

Annex L-13

27. Counterparts. This Warrant may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Warrant delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant.

28. No Strict Construction. This Warrant shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

[SIGNATURE PAGE FOLLOWS]

Annex L-14

IN WITNESS WHEREOF, the Company has duly executed this Warrant on the Original Issue Date.

WHC WORLDWIDE, INC.
By:
Name:
Title:

Accepted and agreed,

WILLIAM M. GEORGE

Annex L-15

EXHIBIT A

NOTICE OF EXERCISE

WHC Worldwide, Inc.

1300 Lydia Ave.

Kansas City, MO, 64106

Attn.: Chief Executive Officer

Email: wmgeorge@ztrip.com

The undersigned hereby elects to purchase, pursuant to the provisions of the Warrant issued by WHC Worldwide, Inc. as of            , and held by the undersigned, the original of which is attached hereto,            Exercisable Warrant Shares, of which            are exercisable under Section 2(a) of the Warrant,            are exercisable under Section 2(b) of the Warrant, and            are exercisable under Section 2(c) of the Warrant. The undersigned elects to pay the Aggregate Exercise Price pursuant to (check the applicable box):

☐	Section 4(b)(i) of the Warrant.
☐	Section 4(b)(ii) of the Warrant.
☐	Section 4(b)(iii) of the Warrant. Describe securities to be delivered in an attachment hereto.
☐	Section 4(b)(iv) of the Warrant. Describe combination of elections and other relevant details in an attachment hereto.
HOLDER:

Name:
Date: ________________________________________

Annex L-16

Annex M

PRELIMINARY PROXY CARD
SUBJECT TO COMPLETION

Spree Acquisition Corp. 1 Limited Extraordinary General Meeting

Spree Acquisition Corp. 1 Limited
1922 Wildwood Place NE
Atlanta, GA, 30324

EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS OF SPREE ACQUISITION CORP. 1 LIMITED

YOUR VOTE IS IMPORTANT

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON            , 2023.

P R O X Y C A R D

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated         , 2023, in connection with the extraordinary general meeting of Shareholders (the “extraordinary general meeting”) to be held at         a.m. Eastern Time on         , 2022, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608, and via live webcast, accessible at https://www.cstproxy.com/spreeac/_______, and hereby appoints Shay Kronfeld and Steven Greenfield, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all ordinary shares of Spree Acquisition Corp. 1 Limited (“Spree”) registered in the name provided, which the undersigned is entitled to vote at the extraordinary general meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the accompanying proxy statement/prospectus.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 THROUGH 9.

(Continued and to be marked, dated and signed on reverse side)

Please mark vote as indicated in this example	☒ THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3, 4A, 4B, 4C, 4D, 4E, 4F, 5, 6, 7, 8 and 9.

Proposal No. 1 — The Business Combination Proposal-RESOLVED, as an ordinary resolution, that Spree’s entry into the Business Combination Agreement, dated as of October 29, 2022, as amended by Amendment No. 1 to the Business Combination Agreement dated as of January 25, 2023 (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Spree Acquisition Corp. 1 Limited (“Spree”), WHC Worldwide, LLC (“WHC”), and the members of WHC, copies of which are attached to the proxy statement/prospectus as Annex A-1 and Annex A-2, respectively, pursuant to which, among other things, (a) on the Closing Date (as defined in the accompanying proxy statement/prospectus), (A) Spree will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating under the laws of the State

FOR ☐	AGAINST ☐	ABSTAIN ☐

Annex M-1

of Delaware (the “Domestication”) upon which Spree will change its name to “WHC Worldwide, Inc.” (“New WHC”), provided that if such name is not available in Delaware or Spree is otherwise unable to change its name to “WHC Worldwide, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by Spree and WHC, (B) each outstanding Class A ordinary share, par value $0.0001 per share of Spree (the “Class A ordinary shares”) and each outstanding Class B ordinary share, par value $0.0001 per share of Spree (the “Class B ordinary shares”) will become one share of Class A common stock, par value $0.0001 per share of New WHC (the “New WHC Class A Common Stock”), and (C) Spree will amend and restate its amended and restated memorandum and articles of association in connection with the Domestication, (b) (A) WHC will cause the existing limited liability company agreement of WHC to be amended and restated, (B) WHC will cause all of the limited liability company interests of WHC existing immediately prior to the Closing (as defined in the accompanying proxy statement/prospectus) to be re-classified into a number of Class B common units (“WHC Class B Common Units”) based on a pre-transaction equity value for WHC of $251 million, (C) Spree will contribute the Closing Date Contribution Amount (as defined in the accompanying proxy statement/prospectus) to WHC in exchange for a number of Class A common units (“WHC Class A Common Units”) equal to the number of shares of New WHC Class A Common Stock then outstanding and (D) New WHC will issue to WHC, for distribution to its other members a number of shares of Class X common stock, par value $0.0001 per share of New WHC (the “New WHC Class X Common Stock”) (which will have no economic value but will entitle the holder thereof initially to five votes per share and, following the 18-month anniversary of the Closing Date, one vote per share), equal to the number of WHC Class B Common Units that are outstanding and held by WHC’s members, and all related transactions such that following the Business Combination, the combined company will be organized in an umbrella partnership corporation (or Up-C) structure, in which substantially all of the assets and business of New WHC will be held by WHC and will operate through WHC, and New WHC will be a publicly listed holding company that will hold equity interests in WHC on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the A&R WHC Operating Agreement, the Tax Receivable Agreement, the Support Agreement, the Sponsor Letter Agreement, the Voting Agreement and the Investor Rights Agreement, each in the form attached to the proxy statement/prospectus as Annex E, Annex F, Annex G, Annex H, Annex I, and Annex J, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.

Annex M-2

Proposal No. 2 — The Domestication Proposal-RESOLVED, as a special resolution, that Spree be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, Spree be continued and domesticated as a corporation under the laws of the State of Delaware and, conditional upon, and with effect from, the registration of Spree as a corporation in the State of Delaware, the name of Spree be changed from “Spree Acquisition Corp. 1 Limited” to “WHC Worldwide, Inc.”

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 3 — The Charter Proposal-RESOLVED, as a special resolution, that, upon the Domestication, the amended and restated memorandum and articles of association of Spree (the “Existing Governing Documents”) be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation and proposed new by-laws of “WHC Worldwide, Inc.” upon the Domestication, copies of which are attached to the proxy statement/prospectus as Annex B-1 and Annex B-2, respectively (the “Proposed Certificate of Incorporation” and “Proposed By-Laws,” respectively).

FOR ☐	AGAINST ☐	ABSTAIN ☐

Other Governing Documents Proposals — to consider and vote upon the following governance proposals regarding the Proposed Certificate of Incorporation (such proposals, collectively, the “Other Governing Documents Proposals”) and the following material differences between the Existing Governing Documents and the Proposed Certificate of Incorporation:

(A) Proposal No. 4A — Other Governing Documents Proposal A-RESOLVED, that an amendment to change the authorized share capital of Spree from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each, to (a) 200,000,000 shares of New WHC Class A Common Stock, par value $0.0001 per share, (b) 40,000,000 shares of New WHC Class X Common Stock, par value $0.0001 per share and (c) 10,000,000 shares of preferred stock, par value $0.0001 per share, of New WHC (“New WHC Preferred Stock”) be approved.

FOR ☐	AGAINST ☐	ABSTAIN ☐

(B) Proposal No. 4B — Other Governing Documents Proposal B-RESOLVED, that an amendment to authorize the New WHC Board to issue any or all shares of New WHC Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the board of directors of New WHC (the “New WHC Board”) and as may be permitted by the Delaware General Corporation Law be approved.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Annex M-3

(C) Proposal No. 4C — Other Governing Documents Proposal C-RESOLVED, that an amendment to condition the ability of New WHC stockholders to take action by written consent in lieu of a meeting upon the beneficial ownership by holders of shares of New WHC Class X Common Stock constituting a majority of the total voting power of outstanding stock in New WHC be approved.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

(D) Proposal No. 4D — Other Governing Documents Proposal D-RESOLVED, that amendments to Spree’s Existing Governing Documents concerning the special shareholder majorities required for removal of directors, and for amending the provisions related to the number, classification, filling of vacancies and removal of directors, which amendments will be reflected in the Proposed Certificate of Incorporation of WHC Worldwide, Inc., be approved.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

(E) Proposal No. 4E — Other Governing Documents Proposal E-RESOLVED, that an amendment, reflected in the Proposed By-Laws, increasing the percentage of issued and outstanding shares required to be present in person or by proxy to constitute a quorum at a meeting of shareholders, from one-third to a majority, be approved.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

(F) Proposal No. 4F — Other Governing Documents Proposal F-RESOLVED, that certain other changes in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation as part of the Domestication (a copy of which is attached to the proxy statement/prospectus as Annex B-1), including (i) changing the post-Business Combination corporate name from “Spree Acquisition Corp. 1 Limited” to “WHC Worldwide, Inc.” (which is expected to occur upon the consummation of the Domestication), (ii) making New WHC’s corporate existence perpetual, (iii) electing for New WHC to be governed by Section 203 of the DGCL relating to business combinations with interested stockholders, and (iv) removing certain provisions related to its status as a blank check company that will no longer be applicable upon consummation of the Business Combination, be approved.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 5 — The Director Election Proposal-RESOLVED, as an ordinary resolution, that election of the following nominees as directors to serve in the following classes of the WHC Worldwide, Inc. board of directors for the following terms be approved: Class I (one-year term): Class II (two-year term) William M. George Class III (three-year term)

	FOR ☐	AGAINST ☐	ABSTAIN ☐

Class I (one-year term):
Class II (two-year term)
William M. George
Class III (three-year term)

Annex M-4

Proposal No. 6 — The NYSE Proposal-RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of New York Stock Exchange Listing Rule 312.03, the issuance of shares of New WHC Class A Common Stock be approved.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 7 — The Incentive Award Plan Proposal-RESOLVED, as an ordinary resolution, that the WHC Worldwide, Inc. 2022 Incentive Equity Plan, a copy of which is attached to the proxy statement/prospectus as Annex C, be adopted and approved.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 8 — The Employee Stock Purchase Plan Proposal-RESOLVED, as an ordinary resolution, that the WHC Worldwide, Inc. 2023 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex D, be adopted and approved.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 9 — The Adjournment Proposal-RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (i) to solicit additional proxies if there are insufficient votes to constitute the Spree shareholder approval; (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Spree (or WHC) has reasonably determined in good faith, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the pre-Closing Spree shareholders prior to the extraordinary general meeting, or (iv) if the holders of Spree’s Class A ordinary shares prior to the Closing have elected to redeem a number of Spree such shares as of such time that would reasonably be expected to result in a Closing condition not being satisfied, be, and hereby is, approved.

FOR ☐	AGAINST ☐	ABSTAIN ☐
Dated:	, 2023

(Signature)

(Signature if held Jointly)

Signature should agree with name printed hereon. If stock is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF PROPOSALS 1, 2, 3, 4A, 4B, 4C, 4D, 4E, 4F, 5, 6, 7, 8 AND 9 AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY REVOKES ALL PRIOR PROXIES SIGNED BY YOU.

Annex M-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Governing Documents provided for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Existing Governing Documents. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description
2.1*†	Business Combination Agreement, dated as of October 29, 2022, by and between Spree Acquisition Corp. 1 Limited and WHC Worldwide, LLC (included as Annex A-1 to the proxy statement/prospectus).
2.2*

Amendment No. 1 to Business Combination Agreement, dated as of January 25, 2023, by and between Spree Acquisition Corp. 1 Limited and WHC Worldwide, LLC (included as Annex A-2 to the proxy statement/prospectus).

3.1*	Amended and Restated Memorandum and Articles of Association of Spree Acquisition Corp. 1 Limited (included as Annex K to the proxy statement/prospectus).
3.2*	Form of Certificate of Incorporation of WHC Worldwide, Inc., to become effective upon Domestication (included as Annex B-1 to the proxy statement/prospectus).
3.3*	Form of By-Laws of WHC Worldwide, Inc., to become effective upon Domestication (included as Annex B-2 to the proxy statement/prospectus).
4.1	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Registrant on November 24, 2021).
4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Registrant on November 24, 2021).
4.3

Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 filed by the Registrant on November 24, 2021).

4.4*	Form of Certificate of Corporate Domestication of WHC Worldwide, Inc., to be filed with the Secretary of the State of Delaware.
4.5**	Specimen Class A Common Stock Certificate
5.1*	Opinion of Greenberg Traurig, LLP.
8.1*	Tax opinion of Greenberg Traurig, LLP.
10.1*

Voting Agreement, dated as of October 29, 2022, by and among Spree Acquisition Corp. 1 Limited, Spree Operandi LP, and William M. George through his revocable trust (included as Annex I to the proxy statement/prospectus).

Exhibit Number	Description
10.2*	Investor Rights Agreement, dated as of October 29, 2022, by and among Spree Acquisition Corp. 1 Limited and certain holders identified therein (included as Annex J to the proxy statement/prospectus).
10.3*

Sponsor Letter Agreement, dated as of October 29, 2022, by and among WHC Worldwide, LLC, Spree Acquisition Corp. 1 Limited, Spree Operandi LP, Spree Operandi U.S. LP, each of Eran (Rani) Plaut, Nir Sasson, Shay Kronfeld, Joachim Drees, Steven Greenfield, David Riemenschneider and Philipp von Hagen (included as Annex H to the proxy statement/prospectus).

10.4*+	Form of WHC Worldwide, Inc. 2022 Omnibus Equity Incentive Plan (included as Annex C to the proxy statement/prospectus).
10.5*+	Form of WHC Worldwide, Inc. 2022 Employee Stock Purchase Plan (included as Annex D to the proxy statement/prospectus).
10.6*+	Form of Stock Option Agreement under the WHC Worldwide, Inc. 2022 Omnibus Equity Incentive Plan.
10.7*+	Form of Restricted Stock Unit Agreement under the WHC Worldwide, Inc. 2022 Omnibus Equity Incentive Plan.
10.8	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Registrant on November 24, 2021).
10.9*	Form of WHC Worldwide, Inc. Indemnification Agreement.
10.10*	Form of Second Amended and Restated Limited Liability Company Agreement of WHC Worldwide, LLC (included as Annex E to the proxy statement/prospectus).
10.11*

Tax Receivable Agreement, dated as of October 29, 2022, by and among WHC Worldwide, Inc., the TRA Party Representative (as defined in the agreement) and each of the other persons party thereto from time to time (included as Annex F to the proxy statement/prospectus).

10.12*+	Form of Earnout Warrant to purchase 1,500,000 shares of Class A Common Stock to be issued by WHC Worldwide, Inc. to William M. George (included as Annex L to the proxy statement/prospectus)
10.14**+	Employment Agreement with William M. George
10.15**+	Employment Agreement with Douglas Nickerson
23.1*	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.) a member firm of PricewaterhouseCoopers International Limited, independent registered accounting firm for Spree.
23.2*	Consent of KPMG LLP, independent registered public accounting firm for WHC.
23.3*	Consent of Greenberg Traurig, LLP (included as part of Exhibit 5.1).
23.4*	Consent of Greenberg Traurig, LLP (included as part of Exhibit 8.1).
24.1#	Power of Attorney (included on signature page of the initial filing of this registration statement).
99.1#	Form of Proxy Card of Spree Acquisition Corp. 1 Limited (included as Annex M to the proxy statement/prospectus).
99.2#	Consent of William M. George to be named as a director.
99.3#	Consent of James D. Campolongo to be named as a director.
99.4#	Consent of Clayton Reid to be named as a director.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107#	Filing Fee Table.

____________

*        Filed herewith.

**      To be filed by amendment.

#        Previously filed.

+        Indicates management contract or compensatory plan.

†        Schedules and exhibits to this exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule of exhibit to the SEC upon request.

Item 22. Undertakings

1. The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

12. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

13. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

14. The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

15. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

16. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel on the 18th of April, 2023.

SPREE ACQUISITION CORP. 1 LIMITED
By:	/s/ Eran (Rani) Plaut
Name:	Eran (Rani) Plaut
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ Eran Plaut	Chief Executive Officer and Director	April 18, 2023
Eran Plaut	(Principal Executive Officer)
/s/ Shay Kronfeld	Chief Financial Officer	April 18, 2023
Shay Kronfeld	(Principal Financial and Accounting Officer)
*	Chairman of the Board	April 18, 2023
Steven Greenfield
*	Director	April 18, 2023
Joachim Drees
*	Director	April 18, 2023
David Riemenschneider
*	Director	April 18, 2023
Philipp von Hagen
*By:	/s/ Shay Kronfeld
Name:	Shay Kronfeld
Title:	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement on Form S-4 has been signed on behalf of the registrant by the undersigned, solely in his capacity as the duly authorized representative of the registrant in the United States, on the 18th of April, 2023.

Puglisi & Associates
/s/ Donald Puglisi
Name:	Donald Puglisi
Title:	Managing Director